Form 20-F
period 2022-12-31
SEALSQ Corp
filed 2023-06-27
CIK 1951222

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Special Financial Report Pursuant to Rule 15d-2 of the Securities Act of 1934, as amended, reporting Financial Statements for the fiscal year ended December 31, 2022

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________________ to _____________________.

Commission file number: 001-41709

SEALSQ CORP

(Exact name of Registrant as specified in its charter)

British Virgin Islands
(Jurisdiction of incorporation or organization)

Avenue Louis-Casaï 58
1216 Cointrin, Switzerland

(Address of principal executive offices)

Peter Ward

Chief Financial Officer

SEALSQ Corp

Craigmuir Chambers, Road Town

Tortola, British Virgin Islands 1110

Tel: 011-41-22-594-3000

Fax: 011-41-22-594-3001

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copies to:

Herman H. Raspé, Esq.
Patterson Belknap Webb & Tyler LLP

1133 Avenue of the Americas
New York, New York 10036
Tel: (212) 336-2000

Securities registered or to be registered pursuant to Section 12(b) of the Act.*

Title of each class	Trading Symbols	Name of each exchange and on which registered
Ordinary Shares, US$0.01 par value per share	LAES	The Nasdaq Stock Market LLC

*Registered pursuant to Section 12(b) of the Act as of May 18, 2023.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 100 Ordinary Shares as of December 31, 2022

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "accelerated filer," "large accelerated filer" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☐
Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

EXPLANATORY NOTE

On March 29, 2023, the Securities and Exchange Commission (the “SEC”) declared effective the Registration Statement on Form F-1 (SEC File No. 333-269710) (“Form F-1 Registration Statement”) of SEALSQ Corp, a company with limited liability organized under the law of the British Virgin Islands.

Rule 15d-2 (“Rule 15d-2”) under the Securities Exchange Act of 1934, as amended, provides generally that if a company’s registration statement under the Securities Act of 1933, as amended, does not contain certified financial statements for the company’s last full fiscal year preceding the year in which the registration statement becomes effective then the company must, within the later of 90 days after the effective date of the registration statement or four months following the end of the registrant’s latest full fiscal year, file a special financial report furnishing certified financial statements for the last full fiscal year, meeting the requirements of the form appropriate for annual reports of that company. Rule 15d-2 further provides that the special financial report is to be filed under cover of the facing sheet of the form appropriate for annual reports of the company.

As contemplated by Rule 15d-2, SEALSQ Corp is hereby filing the certified financial statements of WISeKey Semiconductors SAS, the SEALSQ Corp Predecessor, with the SEC under cover of the facing page of an annual report on Form 20-F.

Consolidated Financial Statements

of WISeKey Semiconductors SAS,

SEALSQ Corp Predecessor

As at December 31, 2022

The page numbers below refer only to the F pages of the annual report.

1. Report of the Independent Registered Public Accounting Firm	F-2
2. Consolidated Statements of Comprehensive Income/(Loss)	F-3
3. Consolidated Balance Sheets	F-4
4. Consolidated Statements of Changes in Shareholders’ Equity	F-5
5. Consolidated Statements of Cash Flows	F-6
6. Notes to the Consolidated Financial Statements	F-7

Tél. : 04 72 61 05 76 www.bdo.fr	28 rue de la République 69002 LYON

1.	Report of the Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

WISeKey Semiconductors SAS - Arteparc de Bachasson, Bâtiment A, rue de la Carrière de Bachasson

13590 Meyreuil - FRANCE

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of WISeKey Semiconductors SAS Group (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of comprehensive income/loss, stockholders’ equity, and cash flows for each of the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Lyon (France), April 20, 2023

BDO Rhône-Alpes

/s/ Justine GAIRAUD

Represented by Justine GAIRAUD

We have served as the Company's auditor since 2016.

Siège social : BDO Rhône-Alpes – Le Pixel – 10bis avenue des FTPF - 38130 Echirolles

SAS au capital de 3 000 000 Euros - SIREN 061 500 542 RCS Grenoble - N°TVA Intracommunautaire FR 720 615 00542

Société d’Expertise Comptable inscrite au Tableau de l’Ordre de la Région AURA

Société de Commissaires aux Comptes Compagnie Régionale Dauphiné Savoie

WISeKey Semiconductors SAS, SEALSQ Corp Predecessor	Consolidated Financial Statements as at December 31, 2022

2.	Consolidated Statements of Comprehensive Income/(Loss)

	12 months ended December 31,
USD'000	2022	2021	2020	Note ref.

Net sales	23,198	16,995	14,317	23
Cost of sales	(13,267)	(9,547)	(8,147)
Depreciation of production assets	(132)	(301)	(736)
Gross profit	9,799	7,147	5,434

Other operating income	2,007	91	—	24
Research & development expenses	(2,308)	(3,050)	(4,128)
Selling & marketing expenses	(3,824)	(4,245)	(3,103)
General & administrative expenses	(3,091)	(4,984)	(6,788)
Total operating expenses	(7,216)	(12,188)	(14,019)
Operating income / (loss)	2,583	(5,041)	(8,585)

Non-operating income	935	483	146	25
Interest and amortization of debt discount	(355)	(167)	(8)	25
Non-operating expenses	(638)	(96)	(749)	26
Income / (loss) before income tax expense	2,525	(4,821)	(9,196)

Income tax income (expense)	3,245	(6)	(5)	27

Net income / (loss)	5,770	(4,827)	(9,201)

Earnings per share (USD)
Basic	3.92	(3.72)	(6.25)	28
Diluted	3.92	(3.72)	(6.25)	28

Other comprehensive income / (loss), net of tax:
Foreign currency translation adjustments	(15)	(8)	33
Defined benefit pension plans:				19
Net gain (loss) arising during period	170	142	105
Other comprehensive income / (loss)	155	134	138
Comprehensive income / (loss)	5,925	(4,693)	(9,063)

The accompanying notes are an integral part of these consolidated financial statements.

WISeKey Semiconductors SAS, SEALSQ Corp Predecessor	Consolidated Financial Statements as at December 31, 2022

3.	Consolidated Balance Sheets

	As at December 31,	As at December 31,
USD'000, "except par value"	2022	2021	Note ref.
ASSETS
Current assets
Cash and cash equivalents	4,057	2,064	7
Accounts receivable, net of allowance for doubtful accounts	2,219	2,606	8
Inventories	7,510	2,710	9
Prepaid expenses	394	454
Other current assets	1,252	414	10
Total current assets	15,432	8,248

Noncurrent assets
Deferred income tax assets	3,296	—	27
Deferred tax credits	692	847	11
Property, plant and equipment net of accumulated depreciation	782	886	12
Intangible assets, net of accumulated amortization	1	5	13
Operating lease right-of-use assets	1,379	1,776	14
Other noncurrent assets	77	82	15
Total noncurrent assets	6,227	3,596
TOTAL ASSETS	21,659	11,844

LIABILITIES
Current Liabilities
Accounts payable	6,735	7,256	16
Indebtedness to related parties, current	3,374	—	18
Current portion of obligations under operating lease liabilities	324	320	14
Income tax payable	47	3
Other current liabilities	148	180	17
Total current liabilities	10,628	7,759

Noncurrent liabilities
Bonds, mortgages and other long-term debt	1,489	—	33
Operating lease liabilities, noncurrent	988	1,456	14
Indebtedness to related parties, noncurrent	7,946	15,617	18
Employee benefit plan obligation	396	575	19
Total noncurrent liabilities	10,819	17,648
TOTAL LIABILITIES	21,447	25,407

Commitments and contingent liabilities			20

SHAREHOLDERS' EQUITY
Common stock	1,955	1,772	21
EUR 1 par value
Authorized - 1,473,162 and 1,298,162 shares
Issued and outstanding - 1,473,162 and 1,298,162 shares
Additional paid-in capital	14,926	7,258
Accumulated other comprehensive income / (loss)	775	621	22
Accumulated deficit	(17,444)	(23,214)
Total shareholders' equity	212	(13,563)
TOTAL LIABILITIES AND EQUITY	21,659	11,844

The accompanying notes are an integral part of these consolidated financial statements.

WISeKey Semiconductors SAS, SEALSQ Corp Predecessor	Consolidated Financial Statements as at December 31, 2022

4.	Consolidated Statements of Changes in Shareholders’ Equity

USD'000	Number of common shares	Common Share Capital	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income / (loss)		Total equity (deficit)
As at December 31, 2020	1,298,162	1,772	6,755	(18,387)	487		(9,373)
Indebtedness to related parties	—	—	503	—	—		503
Comprehensive income / (loss)	—	—	—	(4,827)	134		(4,693)
As at December 31, 2021	1,298,162	1,772	7,258	(23,214)	621		(13,563)
Recapitalization by WISeKey International Holding Ltd	175	183	7,165	—	—		7,348
LT loan debt discount	—	—	511	—	—		511
Indebtedness to related parties	—	—	(8)	—	—		(8)
Comprehensive income / (loss)	—	—	—	5,770	154	(a)	5,924
As at December 31, 2022	1,473,162	1,955	14,926	(17,444)	775		212
(a) Adjusted for rounding

The Recapitalization by WISeKey International Holding Ltd that occurred in 2022 is further detailed in Note 18.

The accompanying notes are an integral part of these consolidated financial statements.

WISeKey Semiconductors SAS, SEALSQ Corp Predecessor	Consolidated Financial Statements as at December 31, 2022

5.	Consolidated Statements of Cash Flows

	12 months ended December 31,
USD'000	2022	2021	2021

Cash Flows from operating activities:
Net Income (loss)	5,770	(4,827)	(9,201)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation of property, plant & equipment	404	1,532	2,243
Amortization of intangible assets	4	5	604
Interest and amortization of debt discount	355	167	8
Inventory obsolescence impairment	554	—	(457)
Income tax expense / (recovery) net of cash paid	(3,250)	6	5
Release of provision	—	—	(52)
Other non cash expenses /(income)			—
Expenses accrued under noncurrent liabilities	882	—	—
Unrealized and non cash foreign currency transactions	—	—	616
Other	—	—	(120)

Changes in operating assets and liabilities, net of effects of businesses acquired
Decrease (increase) in accounts receivables	387	(400)	1,539
Decrease (increase) in inventories	(5,354)	(236)	313
Decrease (increase) in other current assets and prepaids, net	(778)	172	198
Decrease (increase) in deferred research & development tax credits, net	154	464	1,330
Decrease (increase) in other noncurrent assets, net	5	4	63
Increase (decrease) in accounts payable	(521)	522	(457)
Increase (decrease) in deferred revenue, current	—	(150)	143
Increase (decrease) in income taxes payable	44	3	(10)
Increase (decrease) in other current liabilities	(31)	(413)	169
Increase (decrease) in defined benefit pension liability	(179)	(440)	43
Net cash provided by (used in) operating activities	(1,554)	(3,591)	(3,023)
			—
Cash Flows from investing activities:			—
Sale / (acquisition) of property, plant and equipment	(299)	(36)	(52)
Acquisition of a business, net of cash and cash equivalents acquired	—	—	215
Net cash provided by (used in) investing activities	(299)	(36)	163

Cash Flows from financing activities:
Proceeds from debt	3,750	3,691	4,013
Repayments of debt	—	—	(1,208)
Net cash provided by (used in) financing activities	3,750	3,691	2,805

Effect of exchange rate changes on cash and cash equivalents	96	170	40

Cash and cash equivalents
Net increase (decrease) during the period	1,993	234	(15)
Balance, beginning of period	2,064	1,830	1,845
Balance, end of period	4,057	2,064	1,830
			—

Supplemental cash flow information
Cash paid for incomes taxes	4	—	16
Recapitalization by WISeKey International Holding Ltd	7,348	—
ROU assets obtained from operating lease	56	33	90

The accompanying notes are an integral part of these consolidated financial statements.

WISeKey Semiconductors SAS, SEALSQ Corp Predecessor	Consolidated Financial Statements as at December 31, 2022

6.	Notes to the Consolidated Financial Statements

Note	1. The Semiconductors Group

WISeKey Semiconductors SAS, together with its consolidated subsidiaries (the “Group” or the “Semiconductors Group”), has its headquarters in France. WISeKey Semiconductors SAS, the parent of the Semiconductors Group, was incorporated in July 2010 and is a private joint stock company (French Simplified Joint Stock Company).

In 2020, the Group acquired WISeCoin France R&D Lab SAS, a private French company which was spun off from the Group in 2019. The primary activity of WISeCoin France R&D Lab SAS is to carry out research and development on hardware and software components of semiconductors and integrated circuits with a focus on authentication and security solutions. On January 1, 2021, WISeCoin France R&D Lab SAS’ assets and liabilities were transferred to WISeKey Semiconductors SAS and WISeCoin France R&D Lab SAS was dissolved.

The Group designs, develops and markets secure semiconductors worldwide as a fabless manufacturer. It provides added security and authentication layers on its semiconductors which can be tailored to customers’ needs. As an advanced chip designer, the Group holds the intellectual property (“IP”) for the semiconductors it sells.

The Group anticipates being able to generate profits in the near future thanks to the increased focus on the security and authentication of IT components and networks.

Note	2. Future operations and going concern

The Group recorded an income from operations in this reporting period and the accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern.

The Group recorded a net operating income of USD 2.6 million in the year ended December 31, 2022 and a net operating loss of USD 5.0 million in the year ended December 31, 2021, and had positive working capital of, respectively, USD 6.2 million and USD 0.5 million as at December 31, 2022 and 2021, both calculated as the difference between current assets and current liabilities. Based on the Group’s cash projections up to April 30, 2024, it has sufficient liquidity to fund operations. Historically, the Group has been dependent on financing from its parent, WISeKey International Holding Ltd, to augment the operating cash flow to cover its cash requirements.

Based on the foregoing, Management believe it is correct to present these figures on a going concern basis.

Note	3. Basis of presentation

The consolidated financial statements are prepared in accordance with the Generally Accepted Accounting Principles in the United States of America (“US GAAP”) as set forth in the Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC). All amounts are in United States dollars (“USD”) unless otherwise stated.

Note	4. Summary of significant accounting policies

Fiscal Year

The Group’s fiscal year ends on December 31.

Principles of Consolidation

The consolidated financial statements include the accounts of WISeKey Semiconductors SAS and its wholly-owned subsidiaries over which the Group has control.

Intercompany income and expenses, including unrealized gross profits from internal group transactions and intercompany receivables, payables and loans have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make certain estimates, judgments and assumptions. We believe these estimates, judgements and assumptions are reasonable, based upon information available at the time they were made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are differences between these estimates, judgments or assumptions and the actual results, our consolidated financial statements will be affected. In many cases, the accounting treatment of a particular transaction is specifically dictated by US GAAP and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting from available alternatives would not produce a materially different result.

Foreign Currency

The functional currency of WISeKey Semiconductors SAS is USD.

In general, the functional currency of a foreign operation is the local currency. Assets and liabilities recorded in foreign currencies are translated at the exchange rate on the balance sheet date. Revenue and expenses are translated at average rates of exchange prevailing during the year. The effects of foreign currency translation adjustments are included in stockholders’ equity as a component of accumulated other comprehensive income/loss. The Group's reporting currency is USD.

WISeKey Semiconductors SAS, SEALSQ Corp Predecessor	Consolidated Financial Statements as at December 31, 2022

Cash and Cash Equivalents

Cash consists of deposits held at major banks that are readily available. Cash equivalents consist of highly liquid investments that are readily convertible to cash and with original maturity dates of three months or less from the date of purchase. The carrying amounts approximate fair value due to the short maturities of these instruments.

Accounts Receivable

Receivables represent rights to consideration that are unconditional and consist of amounts billed and currently due from customers, and revenues that have been recognized for accounting purposes but not yet billed to customers. The Group extends credit to customers in the normal course of business and in line with industry practices.

Allowance for Doubtful Accounts

We recognize an allowance for credit losses to present the net amount of receivables expected to be collected as of the balance sheet date. The allowance is based on the credit losses expected to arise over the asset’s contractual term taking into account historical loss experience, customer-specific data as well as forward looking estimates. Expected credit losses are estimated individually.

Accounts receivables are written off when deemed uncollectible and are recognized as a deduction from the allowance for credit losses. Expected recoveries, which are not to exceed the amount previously written off, are considered in determining the allowance balance at the balance sheet date.

Inventories

Inventories are stated at the lower of cost or net realizable value. Costs are calculated using standard costs, approximating average costs. Finished goods and work-in-progress inventories include material, labor and manufacturing overhead costs. The Group records write-downs on inventory based on an analysis of obsolescence or a comparison to the anticipated demand or market value based on a consideration of marketability and product maturity, demand forecasts, historical trends and assumptions about future demand and market conditions.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method based on estimated useful lives which range from 1 to 10 years. Leasehold improvements are amortized over the lesser of the estimated useful lives of the improvements or the lease terms, as appropriate. Property, plant and equipment are periodically reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Intangible Assets

Those intangible assets that are considered to have a finite useful life are amortized over their useful lives, which generally range from 1 to 10 years. Each period we evaluate the estimated remaining useful lives of intangible assets and whether events or changes in circumstances require a revision to the remaining periods of amortization or that an impairment review be carried out.

Leases

In line with ASC 842, the Group, as a lessee, recognizes right-of-use assets and related lease liabilities on its balance sheet for all arrangements with terms longer than twelve months, and reviews its leases for classification between operating and finance leases. Obligations recorded under operating and finance leases are identified separately on the balance sheet. Assets under finance leases and their accumulated amortization are disclosed separately in the notes. Operating and finance lease assets and operating and finance lease liabilities are measured initially at an amount equal to the present value of minimum lease payments during the lease term, as at the beginning of the lease term.

The Group has elected the short-term lease practical expedient whereby we do not present short-term leases on the consolidated balance sheet as these leases have a lease term of 12 months or less at lease inception and do not contain purchase options or renewal terms that we are reasonably certain to exercise.

We have also elected the practical expedients related to lease classification of leases that commenced before the effective date of ASC 842.

Revenue Recognition

The Group’s policy is to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the Group applies the following steps:

-	Step 1: Identify the contract(s) with a customer.

-	Step 2: Identify the performance obligations in the contract.

-	Step 3: Determine the transaction price.

-	Step 4: Allocate the transaction price to the performance obligations in the contract.

-	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

WISeKey Semiconductors SAS, SEALSQ Corp Predecessor	Consolidated Financial Statements as at December 31, 2022

Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. We typically allocate the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract. If a standalone price is not observable, we use estimates.

The Group recognizes revenue when it satisfies a performance obligation by transferring control over goods or services to a customer. The transfer may be done at a point in time (typically for goods) or over time (typically for services). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. For performance obligations satisfied over time, the revenue is recognized over time, most frequently on a prorata temporis basis as most of the services provided by the Group relate to a set performance period.

If the Group determines that the performance obligation is not satisfied, it will defer recognition of revenue until it is satisfied.

We present revenue net of sales taxes and any similar assessments.

The Group delivers products and records revenue pursuant to commercial agreements with its customers, generally in the form of an approved purchase order or sales contract.

Where products are sold under warranty, the customer is granted a right of return which, when exercised, may result in either a full or partial refund of any consideration received, or a credit that can be applied against amounts owed, or that will be owed, to the Group. For any amount received or receivable for which we do not expect to be entitled to because the customer has exercised its right of return, we recognize those amounts as a refund liability.

Contract Assets

Contract assets consists of accrued revenue where the Group has fulfilled its performance obligation towards the customer but the corresponding invoice has not yet been issued. Upon invoicing, the asset is reclassified to trade accounts receivable until payment.

Deferred Revenue

Deferred revenue consists of amounts that have been invoiced and paid but have not been recognized as revenue. Deferred revenue that will be realized during the succeeding 12-month period is recorded as current and the remaining deferred revenue recorded as non-current. This would relate to multi-year certificates or licenses.

Contract Liability

Contract liability consists of either:

-	amounts that have been invoiced and not yet paid, nor recognized as revenue. Upon payment, the liability is reclassified to deferred revenue if the amounts still have not been recognized as revenue. Contract liability that will be realized during the succeeding 12-month period is recorded as current and the remaining contract liability recorded as non-current. This would relate to multi-year certificates or licenses.

-	advances from customers not supported by invoices.

Sales Commissions

Sales commission expenses where revenue is recognized are recorded in the period of revenue recognition.

Cost of Sales and Depreciation of Production Assets

Our cost of sales consists primarily of expenses associated with the delivery and distribution of products. These include expenses related to the license to the Global Cryptographic ROOT Key, the global Certification authorities as well as the digital certificates for people, servers and objects, expenses related to the preparation of our secure elements and the technical support provided on the Group's ongoing production and on the ramp-up phase, including materials, labor, test and assembly suppliers, and subcontractors, freights costs, as well as the amortization of probes, wafers and other items that are used in the production process. This amortization is disclosed separately under depreciation of production assets on the face of the income statement.

Research and Development and Software Development Costs

All research and development costs and software development costs are expensed as incurred.

Advertising Costs

All advertising costs are expensed as incurred.

Pension Plan

In 2022, the Group maintained one defined benefit post retirement plans covering the employees of WISeKey Semiconductors SAS.

In accordance with ASC 715-30, Defined Benefit Plans – Pension, the Group recognizes the funded status of the plan in the balance sheet. Actuarial gains and losses are recorded in accumulated other comprehensive income / (loss).

Income Taxes

Taxes on income are accrued in the same period as the revenues and expenses to which they relate.

Deferred taxes are calculated on the temporary differences that arise between the tax base of an asset or liability and its carrying value in the balance sheet of our companies prepared for consolidation purposes, with the exception of temporary differences arising on investments in foreign subsidiaries where the Group has plans to permanently reinvest profits into the foreign subsidiaries.

Deferred tax assets on tax loss carry-forwards are only recognized to the extent that it is “more likely than not” that future profits will be available and the tax loss carry-forward can be utilized.

WISeKey Semiconductors SAS, SEALSQ Corp Predecessor	Consolidated Financial Statements as at December 31, 2022

Changes to tax laws or tax rates enacted at the balance sheet date are taken into account in the determination of the applicable tax rate provided that they are likely to be applicable in the period when the deferred tax assets or tax liabilities are realized.

The Group is required to pay income taxes in a number of countries. The Group recognizes the benefit of uncertain tax positions in the financial statements when it is more likely than not that the position will be sustained on examination by the tax authorities. The benefit recognized is the largest amount of tax benefit that is greater than 50 percent likely of being realized on settlement with the tax authority, assuming full knowledge of the position and all relevant facts. The Group adjusts its recognition of these uncertain tax benefits in the period in which new information is available impacting either the recognition or measurement of its uncertain tax positions.

Research Tax Credits

Research tax credits are provided by the French government to give incentives for companies to perform technical and scientific research. WISeKey Semiconductors SAS is eligible to receive such tax credits.

These research tax credits are presented as a reduction of Research & development expenses in the income statement when companies that have qualifying expenses can receive such grants in the form of a tax credit irrespective of taxes ever paid or ever to be paid, the corresponding research and development efforts have been completed and the supporting documentation is available. The credit is deductible from the entity’s income tax charge for the year or payable in cash the following year, whichever event occurs first. The tax credits are included in noncurrent deferred tax credits in the balance sheet in line with ASU 2015-17.

Earnings per Share

Basic earnings per share are calculated using WISeKey Semiconductors SAS’ weighted-average outstanding common shares. When the effects are not antidilutive, diluted earnings per share is calculated using the weighted-average outstanding common shares and the dilutive effect of stock options as determined under the treasury stock method.

Segment Reporting

Our chief operating decision maker, who is also our Chief Executive Officer, regularly reviews information related to one operating segment, secure microcontrollers, for purposes of allocating resources and assessing budgets and performance. We report our financial performance based on this segment structure described in Note 32.

Recent Accounting Pronouncements

Adoption of new FASB Accounting Standard in the current year – Prior-Year Financial Statements not restated:

As of January 1, 2022, the Group adopted Accounting Standards Update (ASU) 2020-06, 'Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging— Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity.

ASU 2020-06 simplifies accounting for convertible instruments by removing major separation models required under current U.S. GAAP. Consequently, more convertible debt instruments will be reported as a single liability instrument and more convertible preferred stock as a single equity instrument with no separate accounting for embedded conversion features. The ASU removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception, which will permit more equity contracts to qualify for it. The ASU also simplifies the diluted earnings per share (EPS) calculation in certain areas.

There was no material impact on the Group's results upon adoption of the standard.

As of January 1, 2022, the Group also adopted ASU 2021-04, Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options — a consensus of the FASB Emerging Issues Task Force.

The ASU provides a principles-based framework to determine whether an issuer should recognize the modification or exchange as an adjustment to equity or an expense. The ASU is to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments in the ASU affect all entities that issue freestanding written call options that are classified in equity.

There was no material impact on the Group's results upon adoption of the standard.

As of January 1, 2022, the Group also adopted ASU 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance.

The ASU provides an update to increase the transparency of government assistance including the disclosure of the types of assistance, an entity’s accounting for the assistance, and the effect of the assistance on an entity’s financial statements. ASC 832 requires the following disclosures in the notes: information about the nature of the transactions, the accounting policies used to account for the transactions, and balance sheet and income statement affected by the transactions. The duration, commitments, provisions, and other contingencies are required to be disclosed.

There was no material impact on the Group's results upon adoption of the standard.

New FASB Accounting Standard to be adopted in the future:

In October 2021, The FASB issued ASU No. 2021-08, Business Combinations (topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers.

WISeKey Semiconductors SAS, SEALSQ Corp Predecessor	Consolidated Financial Statements as at December 31, 2022

Summary: The ASU amends ASC 805 to “require acquiring entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination.” Under current GAAP, an acquirer generally recognizes such items at fair value on the acquisition date. ASU 2021-08 requires contract assets and contract liabilities acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with ASC 606 (meaning the acquirer should assume it has entered the original contract at the same date and using the same terms as the acquiree). This new ASU applies to contract assets and contract liabilities acquired in a business combination and to other contracts that directly/indirectly apply the requirements of ASC 606.

Effective Date: ASU 2021-08 is effective for public business entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. An entity should apply the amendments prospectively to business combinations occurring on or after the effective dates. Early adoption is permitted.

The Group expects to adopt all the aforementioned guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

Note	5. Concentration of credit risks

Financial instruments that are potentially subject to credit risk consist primarily of cash and cash equivalents and trade accounts receivable. Our cash is held with large financial institutions. Management believes that the financial institutions that hold our investments are financially sound and accordingly, are subject to minimal credit risk. Deposits held with banks may exceed the amount of insurance provided on such deposits.

The Group sells to large, international customers and, as a result, may maintain individually significant trade accounts receivable balances with such customers during the year. We generally do not require collateral on trade accounts receivable. Summarized below are the clients whose revenue were 10% or higher than the respective total consolidated net sales for fiscal years 2022, 2021 or 2020, and the clients whose trade accounts receivable balances were 10% or higher than the respective total consolidated trade accounts receivable balance for fiscal years 2022 and 2021. In addition, we note that some of our clients are contract manufacturers for the same companies; should these companies reduce their operations or change contract manufacturers, this would cause a decrease in our customer orders which would adversely affect our operating results.

	Revenue concentration (% of total net sales)			Receivables concentration (% of total accounts receivable)
	12 months ended December 31,			As at December 31,
	2022	2021	2020	2022	2021
IoT operating segment
Multinational electronics contract manufacturing company	16%	13%	19%	34%	17%
International equipment and software manufacturer	6%	10%	9%	12%	0%
Semiconductor equipment and electronic devices manufacturing company	4%	5%	0%	0%	12%
International telecommunication company	5%	5%	6%	7%	11%
International digital security company	10%	0%	0%	6%	0%

Note	6. Fair value measurements

ASC 820 establishes a three-tier fair value hierarchy for measuring financial instruments, which prioritizes the inputs used in measuring fair value. These tiers include:

•  Level 1, defined as observable inputs such as quoted prices in active markets;

•  Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

•  Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

	As at December 31, 2022		As at December 31, 2021		Fair value level
USD'000	Carrying amount	Fair value	Carrying amount	Fair value		Note ref.
Nonrecurring fair value measurements
Accounts receivable	2,219	2,219	2,606	2,606	3	8
Accounts payable	6,735	6,735	7,256	7,256	3	17
Indebtedness to related parties, current	3,374	3,374	—	—	3	18
Bonds, mortgages and other long-term debt	1,489	1,489	—	—	3	33
Indebtedness to related parties, noncurrent	7,946	7,946	15,617	15,617	3	18

WISeKey Semiconductors SAS, SEALSQ Corp Predecessor	Consolidated Financial Statements as at December 31, 2022

In addition to the methods and assumptions we use to record the fair value of financial instruments as discussed in the Fair Value Measurements section above, we used the following methods and assumptions to estimate the fair value of our financial instruments:

-	Accounts receivable – carrying amount approximated fair value due to their short-term nature.

-	Accounts payable – carrying amount approximated fair value due to their short-term nature.

-	Indebtedness to related parties, noncurrent - carrying amount approximated fair value.

Note	7. Cash and cash equivalents

Cash consists of deposits held at major banks.

Note	8. Accounts receivable

The breakdown of the accounts receivable balance is detailed below:

	As at December 31,	As at December 31,
USD'000	2022	2021
Trade accounts receivable	2,269	2,656
Allowance for doubtful accounts	(50)	(50)
Total accounts receivable net of allowance for doubtful accounts	2,219	2,606

Note	9. Inventories

Inventories consisted of the following:

	As at December 31,	As at December 31,
USD'000	2022	2021
Raw materials	4,523	950
Work in progress	2,987	1,760
Total inventories	7,510	2,710

In the years ended December 31, 2022, 2021 and 2020, the Group recorded inventory obsolescence charges in the income statement of respectively USD 204,211, USD 57,302 and USD 156,188 on raw materials, and USD 349,623, USD 404,509 and USD 301,215 on work in progress.

The inventory obsolescence provisions as at December 31, 2022, and 2021 are, respectively, USD 44,290 and USD 79,846 for raw materials, and USD 270,552 and USD 507,090 for work in progress.

Note	10. Other current assets

Other current assets consisted of the following:

	As at December 31,	As at December 31,
USD'000	2022	2021
Value-Added Tax Receivable	224	188
Advanced payment to suppliers	1,025	220
Deposits, current	3	5
Other currrent assets	—	1
Total other current assets	1,252	414

Note	11. Deferred tax credits

WISeKey Semiconductors SAS is eligible for research tax credits provided by the French government (see Note 4 Summary of significant accounting policies). As at December 31, 2022 and 2021, the receivable balances in respect of these research tax credits owed to the Group were respectively USD 692,314 and USD 846,808. The credit is deductible from the entity’s income tax charge for the year or payable in cash the following year, whichever event occurs first.

WISeKey Semiconductors SAS, SEALSQ Corp Predecessor	Consolidated Financial Statements as at December 31, 2022

Note	12. Property, plant and equipment

Property, plant and equipment, net consisted of the following.

	As at December 31,	As at December 31,
USD'000	2022	2021
Machinery & equipment	10,410	10,180
Office equipment and furniture	2,320	2,320
Computer equipment and licences	558	488
Total property, plant and equipment gross	13,288	12,988

Accumulated depreciation for:
Machinery & equipment	(9,985)	(9,928)
Office equipment and furniture	(2,028)	(1,706)
Computer equipment and licences	(493)	(468)
Total accumulated depreciation	(12,506)	(12,102)
Total property, plant and equipment, net	782	886
Depreciation charge for the year	404	1,532

In 2022 and 2021, WISeKey Semiconductors SAS did not identify any events or changes in circumstances indicating that the carrying amount of any asset may not be recoverable. As a result, the Group did not record any impairment charge on Property, plant and equipment in the years 2022 and 2021.

The useful economic life of property plant and equipment is as follow:

•	Office equipment and furniture: 2 to 5 years

•	Production masks 5 years

•	Production tools 3 years

•	Licenses 3 years

•	Software 1 year

Note	13. Intangible assets

Intangible assets and future amortization expenses consisted of the following:

	As at December 31,	As at December 31,
USD'000	2022	2021
Intangible assets subject to amortization:
Patents	2,281	2,281
License agreements	1,699	1,699
Other intangibles	923	923
Total intangible assets gross	4,903	4,903
Accumulated amortization for:
Patents	(2,281)	(2,281)
License agreements	(1,698)	(1,694)
Other intangibles	(923)	(923)
Total accumulated amortization	(4,902)	(4,898)
Total intangible assets subject to amortization, net	1	5
Total intangible assets, net	1	5
Amortization charge for the year to December 31,	4	5

The useful economic life of intangible assets is as follow:

•	Patents: 5 to 10 years

•	License agreements: 1 to 3 years

•	Other intangibles: 5 years

WISeKey Semiconductors SAS, SEALSQ Corp Predecessor	Consolidated Financial Statements as at December 31, 2022

Future amortization charges are detailed below:

Future estimated aggregate amortization expense
Year	USD'000
2023	1
Total intangible assets subject to amortization, net	1

Note 14.	Leases

The Group has historically entered into a number of lease arrangements under which it is the lessee. As at December 31, 2022, the Semiconductors Group holds five operating leases. The operating leases relate to premises. We do not sublease. All of our operating leases include multiple optional renewal periods which are not reasonably certain to be exercised.

In the years 2022, 2021 and 2020 we recognized rent expenses associated with our leases as follows:

	12 months ended December 31,	12 months ended December 31,	12 months ended December 31,
USD'000	2022	2021	2020
Operating lease cost:
Fixed rent expense	332	378	339
Short-term lease cost	-	3	15
Net lease cost	332	381	354
Lease cost - Cost of sales	-	-	-
Lease cost - General & administrative expenses	332	381	354
Net lease cost	332	381	354

In the years 2022 and 2021, we had the following cash and non-cash activities associated with our leases:

	As at December 31,	As at December 31,
USD'000	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	328	380
Non-cash investing and financing activities :
Net lease cost	328	380
Additions to ROU assets obtained from:
New operating lease liabilities	56	33

The following table provides the details of right-of-use assets and lease liabilities as of December 31, 2022:

As at December 31, 2022
USD'000
Right-of-use assets:
Operating leases	1,379
Total right-of-use assets	1,379
Lease liabilities:
Operating leases	1,312
Total lease liabilities	1,312

WISeKey Semiconductors SAS, SEALSQ Corp Predecessor	Consolidated Financial Statements as at December 31, 2022

As at December 31, 2022, future minimum annual lease payments were as follows:

	USD'000	USD'000	USD'000	USD'000
Year	Operating	Short-term	Finance	Total
2023	313	—	—	313
2024	293	—	—	293
2025	285	—	—	285
2026	285	—	—	285
2027 and beyond	442	—	—	442
Total future minimum operating and short-term lease payments	1,618	—	—	1,618
Less effects of discounting	(306)	—	—	(306)
Lease liabilities recognized	1,312	—	—	1,312

In line with ASU 2018-11, future minimum lease payments under legacy ASC 840 are disclosed in the table below:

Year	USD'000
2023	313
2024	293
2025	285
2026	285
2027 and beyond	442
Total future minimum operating and short-term lease payments	1,618
Less effects of discounting	(306)
Lease liabilities recognized	1,312

As of December 31, 2022, the weighted-average remaining lease term was 5.92 years for operating leases.

For our operating leases, we calculated an estimate rate based upon the estimated incremental borrowing rate of the entity holding the lease. The weighted average discount rate associated with operating leases as of December 31, 2022 was 3.02%.

Note	15. Other noncurrent assets

Other noncurrent assets consisted of noncurrent deposits. Deposits are primarily made up of rental deposits on the premises rented by the Group.

Note	16. Accounts payable

The accounts payable balance consisted of the following:

	As at December 31,	As at December 31,
USD'000	2022	2021
Trade creditors	5,001	5,680
Factors or other financial institutions for borrowings	-	27
Accounts payable to underwriters, promoters, and employees	1,071	792
Other accounts payable	663	757
Total accounts payable	6,735	7,256

Accounts payable to underwriters, promoters and employees consist primarily of payable balances to employees in relation to holidays, bonus and 13th month accruals across the Group.

Other accounts payable are mostly accruals of social charges in relation to the accrued liability to employees.

WISeKey Semiconductors SAS, SEALSQ Corp Predecessor	Consolidated Financial Statements as at December 31, 2022

Note	17. Other current liabilities

Other current liabilities consisted of the following:

	As at December 31,	As at December 31,
USD'000	2022	2021
Other tax payable	28	22
Customer contract liability, current	84	111
Other current liabilities	36	47
Total other current liabilities	148	180

Note	18. Indebtedness to related parties

On October 1, 2016, the Group entered into a Revolving Credit Agreement (the “Revolving Credit”) with its parent WISeKey International Holding AG (“WISeKey”) to borrow funds within a credit period starting on October 1, 2016 and ending on December 31, 2017 when all outstanding funds would become immediately due and payable. Outstanding loan amounts bear an interest rate of 3% per annum. Repayments before the end of the credit period are permitted. On November 1, 2017, the Group and WISeKey entered into the First Amendment to the Revolving Credit Agreement extending the credit period by 2 years to December 31, 2019. On March 16, 2021, the Group and WISeKey entered into the Second Amendment to the Revolving Credit Agreement extending the credit period by another 2 years to December 31, 2022. On November 1, 2022, the Group and WISeKey entered into the Third Amendment to the Revolving Credit Agreement pursuant to which the interest rate was amended to 2.5% per annum.

On November 12, 2020, WISeKey provided a Funding Commitment to extend shareholder loans (each the “Shareholder Loan”) to the Group for a maximum aggregate amount of USD 4 million to be drawn down over six months from the date of the commitment, in instalments of between USD 1 million and USD 1.5 million. The Shareholder Loans bare interest of 3% per annum. There are not set repayment dates for the Shareholder Loans.

All entities in the Semiconductors Group are subject to management fees from WISeKey and WISeKey’s affiliates. There is no set payment date for these fees, as a result they have been classified as noncurrent.

On April 1, 2021, the Group entered into a Debt Remission Agreement (the “Debt Remission”) with WISeKey pursuant to which an outstanding amount of EUR 5 million (USD 5,871,714) owed to WISeKey was remitted without any compensation from the Group. Per the terms of the Debt Remission, WISeKey will have the right to reinstate the debt and ask for repayment in fiscal years when WISeKey Semiconductors SAS achieves a positive income before income tax expense, in an amount calculated based on the income before income tax expense. As such, because of the repayment clause, the loan amounts covered by the Debt Remission continue to be shown as noncurrent liabilities under the line Indebtedness to related parties, noncurrent.

On June 28, 2021, the Group entered into a Debt Transfer Agreement with its parent WISeKey International Holding AG (“WISeKey”) and an affiliate of WISeKey, WISeKey SA, pursuant to which WISeKey extended a loan of USD 1,463,664 to the Group to repay an overdue creditor balance in that same amount owed to WISeKey SA. The loan bears interest at the rate of 3% per annum and is repayable by December 31, 2022.

On December 31, 2021, the Group entered into a Debt Transfer Agreement with WISeKey pursuant to which WISeKey extended a loan of USD 1,910,754 to the Group with an interest rate of 3% per annum, repayable on December 31, 2023.

On June 30, 2022, the Group entered into a Debt Transfer Agreement with WISeKey pursuant to which WISeKey extended a loan of USD 444,542 to the Group with an interest rate of 3% per annum, repayable on December 31, 2024.

On August 31, 2022, the Group entered into a Debt Transfer Agreement with WISeKey and WISeKey SA pursuant to which WISeKey extended a loan of USD 381,879 to the Group with an interest rate of 3% per annum, repayable on December 31, 2024.

On December 15, 2022, and in view of the negative equity position of the Group, WISeKey as sole shareholder of the Semiconductors Group resolved to recapitalize the Group by forfeiting EUR 7 million (USD 7,348,397) out of the loans outstanding in exchange for the issuance of 175,000 new shares in WISeKey Semiconductors SAS, par value EUR 1. Under French law, such a recapitalization is only possible if the loans to be forfeited are immediately repayable. Therefore, respectively on November 1, 2022 and November 3, 2022, the Group entered into a First Amendment to the Debt Transfer Agreements and into the Fourth Amendment to the Revolving Credit Agreement pursuant to which the loans owed under the Debt Transfer Agreements dated June 28, 2021, December 31, 2021, June 30, 2022 and August 31, 2022 as well as all amounts due under the Revolving Credit became due and payable on November 30, 2022.

Because of the requirement under French law, we analyzed the amendment of the maturity of the loans and Revolving Credit as being part of the substance of the recapitalization transaction. We assessed the recapitalization as a capital transaction between related parties in line with ASC 470-50 and, therefore, recorded a credit entry of USD 183,710 in share capital corresponding to the new issue of 175,000 shares and a credit of USD 7,164,687 to additional paid-in capital, with a total debit entry of USD 7,348,397 to Indebtedness to related parties, noncurrent.

WISeKey Semiconductors SAS, SEALSQ Corp Predecessor	Consolidated Financial Statements as at December 31, 2022

On December 31, 2022, the Group entered into a Debt Transfer Agreement with WISeKey pursuant to which WISeKey extended a loan of USD 283,754 to the Group with an interest rate of 3% per annum, repayable on December 31, 2024.

As at December 31, 2022, the Semiconductors Group owed WISeKey and WISeKey’s affiliates a total of USD 11,354,925 and the unamortized debt discount balance was USD 35,340, hence a carrying value of USD 11,319,585 as at December 31, 2022, made up of Shareholder Loans and unpaid management fees. In 2021, an aggregate debt discount charge of USD 355,327 was amortized to the income statement.

Note	19. Employee benefit plans

Defined benefit post-retirement plan

In 2022, the Group maintained one defined benefit post retirement plan for the employees of WISeKey Semiconductors SAS.

The plans are and were considered defined benefit plans and accounted for in accordance with ASC 715 Compensation – Retirement Benefits. This model allocates pension costs over the service period of employees in the plan. The underlying principle is that employees render services ratably over this period, and therefore, the income statement effects of pensions should follow a similar pattern. ASC 715 requires recognition of the funded status or difference between the fair value of plan assets and the projected benefit obligations of the pension plan on the balance sheet, with a corresponding adjustment recorded in the net loss. If the projected benefit obligation exceeds the fair value of the plan assets, then that difference or unfunded status represents the pension liability.

The Group records net service cost as an operating expense and other components of defined benefit plans as a non-operating expense in the statement of comprehensive loss.

The liabilities and annual income or expense of the pension plan are determined using methodologies that involve several actuarial assumptions, the most significant of which are the discount rate and the long-term rate of asset return (based on the market-related value of assets). The fair value of plan assets is determined based on prevailing market prices.

The defined benefit pension plan maintained by WISeKey Semiconductors SAS, and their obligations to employees in terms of retirement benefits, is limited to a lump sum payment based on remuneration and length of service, determined for each employee. The plan is not funded.

The pension liability calculated as at December 31, 2022 is based on annual personnel costs and assumptions as of December 31, 2022.

Personnel Costs	As at December 31,	As at December 31,	As at December 31,
USD'000	2022	2021	2020
Wages and Salaries	4,286	4,345	4,955
Social security contributions	1,940	2,049	2,250
Net service costs	42	68	75
Total	6,268	6,462	7,280

	As at December 31,
Assumptions	2022	2021	2020
	France	France	France
Discount rate	3.65%	0.75%	0.30%
Expected rate of return on plan assets	n/a	n/a	n/a
Salary increases	3%	3%	3%

As at December 31, 2022 the Group’s accumulated benefit obligation amounted to USD 395,786.

WISeKey Semiconductors SAS, SEALSQ Corp Predecessor	Consolidated Financial Statements as at December 31, 2022

Reconciliation to Balance Sheet start of year
USD'000
Fiscal year	2022	2021	2020

Projected benefit obligation	575	1,015	981
Surplus/deficit	575	1,015	981

Opening balance sheet asset/provision (funded status)	575	1,015	981

Reconciliation of benefit obligation during the year
Projected benefit obligation at start of year	575	1,015	981
Net Service cost	43	71	72
Interest expense	4	3	7
Net benefits paid to participants	(24)	(116)	(30)
Actuarial losses/(gains)	(170)	(141)	(106)
Curtailment & Settlement	0	(187)	—
Currency translation adjustment	(32)	(70)	91
Projected benefit obligation at end of year	396	575	1,015

Reconcilation to balance sheet end of year
Defined benefit obligation - funded plans	396	575	1,015
Surplus/deficit	396	575	1,015

Closing balance sheet asset/provision (funded status)	396	575	1,015

Amounts recognized in accumulated OCI
Net loss (gain)	(364)	(205)	(68)
Deficit	(364)	(205)	(68)

Estimated amount to be amortized from accumulated OCI into NPBC over next fiscal year
Net loss (gain)	52	51	—

WISeKey Semiconductors SAS, SEALSQ Corp Predecessor	Consolidated Financial Statements as at December 31, 2022

Movement in Funded Status
USD'000
Fiscal year	2022	2021	2020

Opening balance sheet liability (funded status)	575	1,015	981

Net Service cost	43	71	72
Interest cost/(credit)	4	3	7
Settlement / curtailment cost / (credit)	—	(194)	—
Currency translation adjustment	0	(1)	(1)
Total Net Periodic Benefit Cost/(credit)	47	(121)	78

Actuarial (gain)/loss on liabilities due to experience	(170)	(142)	(105)
Total gain/loss recognized via OCI	(170)	(142)	(105)

Employer contributions paid in the year + Cashflow required to pay benefit payments	(24)	(116)	(30)
Total cashflow	(24)	(116)	(30)

Currency translation adjustment	(32)	(61)	91
Closing balance sheet liability (funded status)	396	575	1,015

Reconciliation of Net Gain / Loss
Amount at beginning of year	(205)	(68)	34
Liability (gain) / loss	(170)	(142)	(105)
Currency translation adjustment	11	5	3
Amount at year-end	(364)	(205)	(68)

The table below shows the breakdown of expected future contributions payable to the plan:

Period USD'000	France
2023	26
2024	8
2025	29
2026	50
2027	49
2028 to 2032	331

The Group expects to make contributions of approximately $26,000 in 2023.

WISeKey Semiconductors SAS, SEALSQ Corp Predecessor	Consolidated Financial Statements as at December 31, 2022

Note	20. Commitments and contingencies

Lease commitments

The future payments due under leases are shown in Note 14.

Guarantees

Our software and hardware product sales agreements generally include certain provisions for indemnifying customers against liabilities if our products infringe a third party’s intellectual property rights. Certain of our product sales agreements also include provisions indemnifying customers against liabilities in the event we breach confidentiality or service level requirements. It is not possible to determine the maximum potential amount under these indemnification agreements due to our lack of history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. To date, we have not incurred any costs as a result of such indemnifications and have not accrued any liabilities related to such obligations in our consolidated financial statements.

Note	21. Stockholders’ equity

Stockholders’ equity consisted of the following:

WISeKey Semiconductors SAS	As at December 31, 2022	As at December 31, 2021
Share Capital	Common stock	Common stock
Par value per share (in EUR)	1.00	1.00
Share capital (in USD)	1,955,441	1,771,732

Total number of authorized shares	1,473,162	1,298,162
Total number of fully paid-in issued shares	1,473,162	1,298,162
Total number of fully paid-in outstanding shares	1,473,162	1,298,162

Note	22. Accumulated other comprehensive income, net of tax

USD'000
Accumulated other comprehensive income as at December 31, 2020		487
Total net foreign currency translation adjustments	(8)
Total defined benefit pension adjustment	142
Total other comprehensive income/(loss), net		134
Accumulated other comprehensive income as at December 31, 2021		621
Total net foreign currency translation adjustments (1)	(16)
Total defined benefit pension adjustment	170
Total other comprehensive income/(loss), net		154
Accumulated other comprehensive income as at December 31, 2022		775
(1) Adjusted for rounding

There is no income tax expense or benefit allocated to other comprehensive income.

Note	23. Revenue

Nature of goods and services

The following is a description of the principal activities from which the Group generates its revenue.

WISeKey Semiconductors SAS, SEALSQ Corp Predecessor	Consolidated Financial Statements as at December 31, 2022

The Group recognizes revenue when a customer takes possession of the chips, which usually occurs when the goods are delivered. Customers typically pay once goods are delivered.

Disaggregation of revenue

The following table shows the Group’s revenues disaggregated by product or service type:

Disaggregation of revenue	Typical payment	At one point in time			Total
USD'000		2022	2021	2020	2022	2021	2020
Secure Microcontrollers Segment
Secure chips	Upon delivery	18,336	14,850	11,289	18,336	14,850	11,289
Total Secure Microcontrollers Segment		18,336	14,850	11,289	18,336	14,850	11,289
All Other Segment
Secure chips	Upon delivery	4,862	2,145	3,028	4,862	2,145	3,028
Total All Other Segment		4,862	2,145	3,028	4,862	2,145	3,028
Total Revenue		23,198	16,995	14,317	23,198	16,995	14,317

For the years ended December 31, 2022, 2021 and 2020 the Group recorded no revenues related to performance obligations satisfied in prior periods.

The following table shows the Group’s revenues disaggregated by geography, based on our customers’ billing addresses:

Net sales by region	12 months ended December 31,
USD'000	2022	2021	2020
Secure Microcontrollers Segment
France	147	37	64
Rest of EMEA	2,775	2,944	1,861
North America	13,408	10,234	7,922
Asia Pacific	1,939	1,588	1,421
Latin America	67	47	21
Total Secure Microcontrollers segment revenue	18,336	14,850	11,289
All Other Segment
France	64	175	466
Rest of EMEA	3,791	1,099	2,116
North America	201	397	294
Asia Pacific	806	474	105
Latin America	-	-	47
Total All Other segment revenue	4,862	2,145	3,028
Total Net sales	23,198	16,995	14,317
*EMEA means Europe, Middle East and Africa

WISeKey Semiconductors SAS, SEALSQ Corp Predecessor	Consolidated Financial Statements as at December 31, 2022

Contract assets, deferred revenue and contract liability

Our contract assets, deferred revenue and contract liability consist of:

	As at December 31,	As at December 31,
USD'000	2022	2021
Trade accounts receivables
Trade accounts receivable - Secure Microcontrollers Segment	1,794	2,321
Trade accounts receivable - All Other Segment	475	335
Total trade accounts receivables	2,269	2,656
Contract liabilities - current	84	111
Total contract liabilities	84	111
Revenue recognized in the period from amounts included in the deferred revenue at the beginning of the year	-	150

Increases or decreases in trade accounts receivable, contract assets, deferred revenue and contract liability were primarily due to normal timing differences between our performance and customer payments.

Remaining performance obligations

As of December 31, 2021, approximately USD 2,083,589 is expected to be recognized from remaining performance obligations for contracts. We expect to recognize revenue for these remaining performance obligations during the next year approximately as follows:

Estimated revenue from remaining performance obligations as at December 31, 2022 (USD'000)	Total
2023	84
Total remaining performance obligation from continuing operations	84

Note	24. Other operating income

	12 months ended December 31,
USD'000	2022	2021	2020
Accounts payable write-off	1,899	-	-
Other operating income - other	108	91	-
Total other operating income	2,007	91	-

The accounts payable write-off relates to a liability recorded in 2013 by WISeKey Semiconductors SAS which the creditor in insolvency can no longer claim.

Note 25.	Non-operating income

Non-operating income consisted of the following:

	12 months ended December 31,
USD'000	2022	2021	2020
Foreign exchange gain	926	482	117
Financial income	9	-	8
Other	-	1	21
Total non-operating income	935	483	146

WISeKey Semiconductors SAS, SEALSQ Corp Predecessor	Consolidated Financial Statements as at December 31, 2022

Note	26. Non-operating expenses

Non-operating expenses consisted of the following:

	12 months ended December 31,
USD'000	2022	2021	2020
Foreign exchange losses	383	-	728
Financial charges	1	1	1
Interest expense	250	-	-
Other	4	95	20
Total non-operating expenses	638	96	749

Note	27. Income taxes

The components of income before income taxes are as follows:

Income / (Loss)	12 months ended December 31,
USD'000	2022	2021	2020
France	2,879	(4,429)	(8,806)
Foreign	(354)	(392)	(390)
Income/(loss) before income tax	2,525	(4,821)	(9,196)

The components of income taxes relating to the Group are as follows:

Income taxes	12 months ended December 31,
USD'000	2022	2021	2020
France	(3,250)	-	-
Foreign	5	6	5
Income tax expense / (income)	(3,245)	6	5

The difference between the income tax recovery (expense) at the local statutory rate compared to the Group’s income tax recovery (expense) as reported is reconciled below:

	12 months ended December 31,
USD'000	2022	2021	2020
Net income/(loss) before income tax	2,525	(4,821)	(9,196)
Statutory tax rate	25%	26.5%	28%
Expected income tax (expense)/recovery	(631)	1,278	2,575
Change in valuation allowance	2,185	660	(1,940)
Change in tax loss carryforwards	(41)	(382)	(635)
Add back of loss carryforwards used for the debt remission	1,342	-	-
Permanent difference	390	(1,562)	(5)
Income tax (expense) / recovery	3,245	(6)	(5)

The Group assesses the recoverability of its deferred tax assets and, to the extent recoverability does not satisfy the “more likely than not” recognition criterion under ASC 740, records a valuation allowance against its deferred tax assets. The Group considered its recent operating results and anticipated future taxable income in assessing the need for its valuation allowance.

In the years up until and including 2021, the Group recorded a valuation allowance for the full amount of its deferred tax assets. However, in view of the Group’s income before income tax in the year ended December 31, 2022, and of the anticipated future taxable income per management’s forecast, the Group assessed that the recoverability of its deferred tax assets partially satisfied the “more likely than not” recognition criterion under ASC 740 as at December 31, 2022 and, therefore, partially reversed the valuation allowance previously recorded.

WISeKey Semiconductors SAS, SEALSQ Corp Predecessor	Consolidated Financial Statements as at December 31, 2022

The Group’s deferred tax assets and liabilities consist of the following:

Deferred income tax assets/(liabilities)	As at December 31,	As at December 31,
USD'000	2022	2021
France	3,296	-
Foreign	-	-
Deferred income tax assets/(liabilities)	3,296	-

Deferred tax assets and liabilities	As at December 31,	As at December 31,
USD'000	2022	2021
Defined benefit accrual	(29)	161
Tax loss carryforwards	3,599	3,640
Add back loss carryforwards used for the debt remission	1,342	-
Valuation allowance	(1,616)	(3,801)
Deferred tax assets / (liabilities)	3,296	-

As of December 31, 2022, the Group’s operating cumulated loss carry-forwards of all jurisdictions are as follows:

Operating loss-carryforward
USD'000	France	Total	Expiration date
As of December 31, 2022	14,396	14,396	None

In France, operating losses may be carried forward indefinitely, but may be offset against the taxable profits of a given fiscal year only up to an amount of €1 million, plus 50% of the taxable result in excess of that threshold.

The following tax years remain subject to examination:

Significant jurisdictions	Open years
France	2020 - 2022
Japan	2022
Taiwan	2022

As at December 31, 2020, the Group had a tax provision of USD 118,294, initially recorded in 2019 following a tax audit started in 2018 in relation to prior years, which was neither utilized nor released. There was no additional accrual in the year 2020. In 2021, the Group had decrease its tax provision to USD 47,368.

As at December 31, 2022, the Group had decrease its tax provision to USD 39,901. Although the final conclusions have not yet been communicated formally, management believes that it is more probable than not that the entity will have to pay additional taxes and has calculated the provision based on preliminary discussions with the tax authorities.

The Group has no unrecognized tax benefits.

Note	28. Earnings/(Loss) per share

The computation of basic and diluted net earnings/(loss) per share for the Group is as follows:

	12 months ended December 31,
Earnings / (loss) per share	2022	2021	2020
Net income (USD'000)	5,770	(4,827)	(9,201)
Effect of potentially dilutive instruments on net gain (USD'000)	n/a	n/a	n/a
Net income / (loss) after effect of potentially dilutive instruments (USD'000)	5,770	(4,827)	(9,201)
Shares used in net earnings / (loss) per share computation:
Weighted average shares outstanding - basic	1,473,162	1,298,162	1,298,162
Effect of potentially dilutive equivalent shares	n/a	n/a	n/a
Weighted average shares outstanding - diluted	1,473,162	1,298,162	1,298,162
Net earnings / (loss) per share
Basic weighted average loss per share (USD)	3.92	(3.72)	(7.09)
Diluted weighted average loss per share (USD)	3.92	(3.72)	(7.09)

For the years 2020, 2021 and 2022, the group had no dilutive instruments to be considered for the computation of diluted earnings per share.

WISeKey Semiconductors SAS, SEALSQ Corp Predecessor	Consolidated Financial Statements as at December 31, 2022

Note	29. Legal proceedings

We are currently not party to any legal proceedings and claims that are not provided for in our financial statements.

Note	30. Related parties disclosure

Subsidiaries

As at December 31, 2022, the consolidated financial statements of the Group include the entities listed in the following table:

Group Company Name	Country of incorporation	Year of incorporation	Share Capital	% ownership as at December 31, 2022	% ownership as at December 31, 2021	Nature of business
WISeKey IoT Japan KK	Japan	2017	JPY 1,000,000	100.0%	100.0%	Sales & distribution
WISeKey IoT Taiwan	Taiwan	2017	TWD 100,000	100.0%	100.0%	Sales & distribution

Related party transactions and balances

		Receivables as at		Payables as at		Net expenses to			Net income from
	Related Parties	December 31,	December 31,	December 31,	December 31,	in the year ended December 31,			in the year ended December 31,
	(in USD'000)	2022	2021	2022	2021	2022	2021	2020	2022	2021	2020
1	WISeKey International Holding AG	-	-	7,122	10,899	796	526	1,072	-	-	-
2	Wisekey SA	-	-	-	382	-	94	965	-	128	-
3	WISeKey USA Inc	-	-	154	883	558	883	-	-	-	-
4	WISeKey Semiconductors GmbH	-	-	773	615	105	401	161	-	-	-
5	WISeCoin AG	-	-	3,306	3,238	86	90	90	-	-	-
	Total	-	-	11,355	16,017	1,555	1,994	2,288	-	128	-

WISeKey Semiconductors SAS, SEALSQ Corp Predecessor	Consolidated Financial Statements as at December 31, 2022

1. The Semiconductors group is wholly owned by WISeKey International Holding AG, which provides financing and management services, including, but not limited to, sales and marketing, accounting, finance, legal, taxation, business and strategy consulting, public relations, marketing, risk management, information technology and general management. The expenses in relation to WISeKey International Holding AG in 2022, 2021 and 2020 relate to interest on the outstanding loans and the recharge of management services.

2. WISeKey SA is a subsidiary of the group headed by WISeKey International Holding AG (the “WISeKey Group”) and provides management services to the Semiconductors Group, including, but not limited to, sales and marketing, accounting, business and strategy consulting, public relations, marketing, risk management and information technology. The expenses in relation to WISeKey SA in 2022, 2021 and 2020 relate to interest on the outstanding loans and the recharge of management services.

3. WISeKey USA Inc is part of the WISeKey Group and employs sales employees who work for the Semiconductors Group. The expenses in relation to WISeKey USA Inc. in 2022 and 2021 relate to the recharge of employee costs.

4. WISeKey Semiconductors GmbH is part of the WISeKey Group and employs sales employees who work for the Semiconductors Group. The expenses in relation to WISeKey Semiconductors GmbH in 2022, 2021 and 2020 relate to the recharge of employee costs.

5. WISeCoin AG was the parent of WISeCoin France R&D Lab SAS until it was acquired by the Semiconductors Group. WISeCoin AG is part of the WISeKey Group. The expenses recorded in 2020 relate to interest on the outstanding loans and the recharge of management services. The expenses recorded in 2022 and 2021 relate to interest on the outstanding loans.

Note	31. Subsequent events

Reverse Acquisition

On January 1, 2023, the Semiconductors Group was sold by WISeKey International Holding Ltd to its wholly owned subsidiary SEALSQ Corp. in exchange for a consideration of 1,499,700 SEALSQ Class F shares, par value USD 0.05 and 7,501,4000 SEALSQ ordinary shares.

The acquisition by SEALSQ Corp. of the Semiconductors Group is a transaction under common control in line with ASC 805-50 because both entities were wholly owned by WISeKey. The combination will be accounted for as a reverse acquisition from January 1, 2023, in line with ASC 805-40 “Reverse Acquisitions” because SEALSQ Corp., then a so-called empty shell private company with no operating activities that was not considered a business under US GAAP standards, acquired the Semiconductors Group, a private operating company and its affiliates. This transaction being a capital transaction in substance, it qualifies as a reverse acquisition that is considered a recapitalization under common control whereby SEALSQ is the legal acquirer and accounting acquiree, whereas the Semiconductors Group is the legal acquiree and accounting acquirer.

Indebtedness to related parties

On January 1, 2023, the Group entered into a Loan Agreement (the “New Loan Agreement”) with WISeKey pursuant to which all loans outstanding are replaced with the New Loan Agreement, meaning that all outstanding loan amounts are governed by the terms and conditions of the New Loan Agreement. Under the New Loan Agreement, the Group may borrow funds up to an aggregate amount of USD 5 million in instalments of no more than USD 1 million each. The New Loan Agreement loan bears interest at the rate of 2.5% per annum and is repayable by December 31, 2024.

WISeKey Semiconductors SAS, SEALSQ Corp Predecessor	Consolidated Financial Statements as at December 31, 2022

Note	32. Segment reporting

The Group has one operating segment that meets the criteria set in ASC 280-10-50: Secure Microcontrollers. The Group’s chief operating decision maker, who is its Chief Executive Officer, reviews financial performance of this operating segment for purposes of allocating resources and assessing budgets and performance.

The remaining non-reportable operating segments and other business activities that are not identified as operating segments are combined and disclosed in an “all other” standalone category.

The Secure Microcontrollers segment encompasses the design, manufacturing, sales and distribution of high-end, Common Criteria EAL5+ & FIPS 140-3-certified secure microprocessors.

12 months ended December 31,	2022			2021			2020
USD'000	Secure Microcontrollers	All Other	Total	Secure Microcontrollers	All Other	Total	Secure Microcontrollers	All Other	Total
Revenues from external customers	18,336	4,862	23,198	14,850	2,145	16,995	11,289	3,028	14,317
Intersegment revenues	—	368	368	—	415	415	—	4,930	4,930
Interest revenue	7	2	9	—	—	—	—	—	—
Interest expense	200	53	254	150	22	171	72	19	91
Depreciation and amortization	319	85	404	1,339	193	1,532	1,769	474	2,243
Segment income /(loss) before income taxes	526	2,017	2,543	(2,235)	(2,566)	(4,801)	(5,195)	(3,766)	(8,961)
Profit / (loss) from intersegment sales	—	18	18	—	20	20	—	235	235
Income tax recovery /(expense)	2,565	680	3,245	—	(6)	(6)	—	(5)	(5)
Segment assets	18,340	5,010	21,734	10,296	1,726	12,022	10,531	3,225	13,756

12 months ended December 31,	2022	2021	2020
	USD'000	USD'000	USD'000
Revenue reconciliation
Total revenue for reportable segment	23,566	17,410	19,247
Elimination of intersegment revenue	(368)	(415)	(4,930)
Total consolidated revenue	23,198	16,995	14,317

Loss reconciliation
Total profit / (loss) from reportable segments	2,543	(4,801)	(8,961)
Elimination of intersegment profits	(18)	(20)	(235)
Income /(Loss) before income taxes	2,525	(4,821)	(9,196)

As at December 31,	2022	2021
	USD'000	USD'000
Asset reconciliation
Total assets from reportable segments	21,734	12,022
Elimination of intersegment receivables	(75)	(178)
Consolidated total assets	21,659	11,844

WISeKey Semiconductors SAS, SEALSQ Corp Predecessor	Consolidated Financial Statements as at December 31, 2022

Revenue and property, plant and equipment by geography

The following tables summarize geographic information for net sales based on the billing address of the customer, and for property, plant and equipment.

Net sales by region		12 months ended December 31,
USD'000	2022	2021	2020
France	211	457	1,614
Rest of EMEA*	6,566	3,798	2,892
North America	13,609	10,631	8,217
Asia Pacific	2,745	2,062	1,526
Latin America	67	47	68
Total net sales	23,198	16,995	14,317
* EMEA means Europe, Middle East and Africa

Property, plant and equipment, net of depreciation, by region	As at December 31,	As at December 31,
USD'000	2022	2021
France	782	886
Total Property, plant and equipment, net of depreciation	782	886

Note	33. Bonds, mortgages and other long-term debt

Production Capacity Investment Loan Agreement

In November 2022, WISeKey Semiconductors SAS entered into a loan agreement with a third party client to borrow funds for the purpose of increasing their production capacity.  Under the terms of the Agreement, the client has lent to WISeKey Semiconductors SAS a total of USD 2,000,000. The loan will be reimbursed by way of a volume rebate against future sales volumes from the Semiconductors Group to the client during the period from July 1, 2023, through to December 31, 2025.  The volume rebate is based upon quarterly sales volumes in excess of a base limit on a yearly projected basis. Any amount still outstanding as at December 31, 2025 falls due for repayment on this date.  The loan does not bear any interest and there were no fees or costs attributed to the loan.

An unamortized debt discount totaling USD 511,128 was calculated and booked to APIC in 2022.  WISeKey Semiconductors SAS has not repaid any amount as at December 31, 2022, and no debt discount charge was recorded to the income statement in 2022. The amortization of the debt will start in 2023.

Therefore, as at December 31, 2022, the loan balance was USD 2,000,000 and the unamortized debt discount balance was USD 511,128, leaving a carrying value of USD 1,488,872.

Note	34. Business Update Related to COVID-19

In March 2020, the World Health Organization declared the Coronavirus (COVID-19) a pandemic. The outbreak spread quickly around the world, including in every geography in which the Group operates. The pandemic has created uncertainty around the impact of the global economy and has resulted in impacts to the financial markets and asset values. Governments implemented various restrictions around the world, including closure of non-essential businesses, travel, shelter-in-place requirements for citizens and other restrictions.

The Group took a number of precautionary steps to safeguard its businesses and colleagues from COVID-19, including implementing travel restrictions, working from home arrangements and flexible work policies. The Group started to return to offices around the world, in line with the guidelines and orders issued by national, state and local governments, implementing a phased approach in its main office in France. We continue to prioritize the safety and well-being of our colleagues during this time.

The Group’s major production centers, located in Taiwan and Vietnam, were quick to implement controls and safeguards around their processes that enabled us to continue delivering products with minimal interruption to our clients. In 2022, the impact upon the Group has been limited and we remain confident that we are able to fulfil all current client orders.

The Group retains a strong liquidity position and believes that it has sufficient cash reserves to support the entity for the foreseeable future (see note 2 for further details.) The Group continues to review its costs and suspended its share buy-back programs in order to reduce the cash burn. The Group has applied for, and received, support under the schemes announced by the Swiss government. Currently the Group remains able to meet its commitments and does not foresee any significant challenges in the near future. The Group currently does not anticipate any material impact on its liquidity position and outlook.

WISeKey Semiconductors SAS, SEALSQ Corp Predecessor	Consolidated Financial Statements as at December 31, 2022

At this stage it remains impossible to predict the extent of the impact of the COVID-19 pandemic as this will depend on numerous evolving factors and future developments that the Group is not able to predict.

Note	35. Impacts of the war in Ukraine

Following the outbreak of the war in Ukraine in late February 2022, several countries imposed sanctions on Russia, Belarus and certain regions in Ukraine. There has been an abrupt change in the geopolitical situation, with significant uncertainty about the duration of the conflict, changing scope of sanctions and retaliation actions including new laws.

The Semiconductors Group does not have any operation or customer in Russia, Belarus or Ukraine, and, as such, does not foresee any direct impact of the war on its operations.

However, the war has also contributed to an increase in volatility in currency markets, energy prices, raw material and other input costs, which may impact the Group’s supply chain in the future.

As at December 31, 2022, the Semiconductors Group has assessed the consequences of the war for its financial disclosures and considered the impacts on key judgements and significant estimates, and has concluded that no changes were required. The Semiconductors Group will continue to monitor these areas of increased risk for material changes.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing of Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SEALSQ CORP
By:	/s/ Peter Ward
Peter Ward Chief Financial Officer

Date: June 27, 2023

EXHIBIT INDEX

12.1	Certification of Carlos Moreira, Chief Executive Officer of SEALSQ Corp, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Peter Ward, Chief Financial Officer of SEALSQ Corp, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Carlos Moreira, Chief Executive Officer of SEALSQ Corp, pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Peter Ward, Chief Financial Officer of SEALSQ Corp, pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.