Form 20-F/A
period 2022-12-31
SEALSQ Corp
filed 2023-07-26
CIK 1951222

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Special Financial Report Pursuant to Rule 15d-2 of the Securities Exchange Act of 1934, as amended, reporting Financial Statements for the fiscal year ended December 31, 2022

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

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒
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

On June 27, 2023, as contemplated by Rule 15d-2, SEALSQ Corp filed the certified financial statements of WISeKey Semiconductors SAS, the SEALSQ Corp Predecessor, with the SEC under cover of the facing page of an annual report on Form 20-F (the “Original Filing”).

The Company is filing this Amendment No. 1 to the Original Filing. The purpose of this Amendment No. 1 is to (i) include the auditor’s report covering the cash-flow and income statement for the year ended December 31, 2020, which was inadvertently omitted in the Original Filing, (ii) include, in reliance on the 30-day grace period provided under Rule 405(a)(3)(i)(B) of Regulation S-T, the XBRL files, which were omitted from the Original Filing and (iii) make the below immaterial changes to the financial statements:

•	in Consolidated Statements of Comprehensive Income/(Loss) for the year ended December 31, 2020, the earnings per share, basic and diluted, for the year ended December 31, 2020 changed from (7.09) to (6.25) due to a typographical error

•	in Consolidated Statements of Changes in Shareholders’ Equity, (i) number of common shares changed from 175 to 175,000 due to a typographical error, (ii) accumulated other comprehensive income/(loss), 154 changed to 155 due to rounding, and (iii) total equity (deficit) 5,924 changed to 5,925 due to rounding

•	in Consolidated Statement of Cash Flows, in the far right hand column, the duplicative year 2021 changed to 2020 due to a typographical error

•	in Note 14, (i) net lease cost at December 31, 2022 changed from 328 to 332, and (ii) net lease cost at December 31, 2021 changed from 380 to 381 due to typographical errors

•	in Note 19, Movement in Funded Status, (i) Settlement / curtailment cost / (credit) for year ended December 31, 2021 changed from (194) to (197) and (ii) currency translation adjustment for the year ended December 31, 2021 changed from (8) to (1) due to typographical errors.

Except as described above, no other changes have been made to the Original Filing. This Amendment No. 1 speaks as of the filing date of the Original Filing. Other than as stated otherwise, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information or disclosure included in the Original Filing, or reflect any events that have occurred since the date thereof. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Filing and any documents filed with or furnished to the SEC by the Company subsequent to June 27, 2023.

Consolidated Financial Statements

of WISeKey Semiconductors SAS,

SEALSQ Corp Predecessor

As at December 31, 2022

The page numbers below refer only to the F pages of the annual report.

1. Report of the Independent Registered Public Accounting Firm (BDO Rhône-Alpes; Lyon, France; PCAOB ID# 3340)	F-2
2. Consolidated Statements of Comprehensive Income/(Loss)	F-3
3. Consolidated Balance Sheets	F-4
4. Consolidated Statements of Changes in Shareholders’ Equity	F-5
5. Consolidated Statements of Cash Flows	F-6
6. Notes to the Consolidated Financial Statements	F-7

Tél. : 04 72 61 05 76 www.bdo.fr	28 rue de la République 69002 LYON

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

Siège social : BDO Rhône-Alpes – Le Pixel – 10bis avenue des FTPF - 38130 Echirolles

SAS au capital de 3 000 000 Euros - SIREN 061 500 542 RCS Grenoble - N°TVA Intracommunautaire FR 720 615 00542

Société d’Expertise Comptable inscrite au Tableau de l’Ordre de la Région AURA

Société de Commissaires aux Comptes Compagnie Régionale Dauphiné Savoie

Phone +41 44 444 35 55 www.bdo.ch zurich@bdo.ch	BDO Ltd Schiffbaustrasse 2 8031 Zurich

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows of WISeKey Semiconductors SAS (the “Company”) for the year ended December 31, 2020 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements for the year ended December 31, 2020 present fairly, in all material respects, the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Zurich, Switzerland, December 9, 2022

BDO AG

/s/ Philipp Kegele	/s/ Sascha Gasser

Philipp Kegele	ppa. Sascha Gasser

We served as the Company’s auditor since 2022.

2.	Consolidated Statements of Comprehensive Income/(Loss)

	12 months ended December 31,
USD'000	2022	2021	2020	Note ref.

Net sales	23,198	16,995	14,317	23
Cost of sales	(13,267)	(9,547)	(8,147)
Depreciation of production assets	(132)	(301)	(736)
Gross profit	9,799	7,147	5,434

Other operating income	2,007	91	—	24
Research & development expenses	(2,308)	(3,050)	(4,128)
Selling & marketing expenses	(3,824)	(4,245)	(3,103)
General & administrative expenses	(3,091)	(4,984)	(6,788)
Total operating expenses	(7,216)	(12,188)	(14,019)
Operating income / (loss)	2,583	(5,041)	(8,585)

Non-operating income	935	483	146	25
Interest and amortization of debt discount	(355)	(167)	(8)	25
Non-operating expenses	(638)	(96)	(749)	26
Income / (loss) before income tax expense	2,525	(4,821)	(9,196)

Income tax income (expense)	3,245	(6)	(5)	27

Net income / (loss)	5,770	(4,827)	(9,201)

Earnings per share (USD)
Basic	3.92	(3.72)	(7.09)	28
Diluted	3.92	(3.72)	(7.09)	28

Other comprehensive income / (loss), net of tax:
Foreign currency translation adjustments	(15)	(8)	33
Defined benefit pension plans:				19
Net gain (loss) arising during period	170	142	105
Other comprehensive income / (loss)	155	134	138
Comprehensive income / (loss)	5,925	(4,693)	(9,063)

The accompanying notes are an integral part of these consolidated financial statements.

3.	Consolidated Balance Sheets

	As at December 31,	As at December 31,
USD'000, "except par value"	2022	2021	Note ref.
ASSETS
Current assets
Cash and cash equivalents	4,057	2,064	7
Accounts receivable, net of allowance for doubtful accounts	2,219	2,606	8
Inventories	7,510	2,710	9
Prepaid expenses	394	454
Other current assets	1,252	414	10
Total current assets	15,432	8,248

Noncurrent assets
Deferred income tax assets	3,296	—	27
Deferred tax credits	692	847	11
Property, plant and equipment net of accumulated depreciation	782	886	12
Intangible assets, net of accumulated amortization	1	5	13
Operating lease right-of-use assets	1,379	1,776	14
Other noncurrent assets	77	82	15
Total noncurrent assets	6,227	3,596
TOTAL ASSETS	21,659	11,844

LIABILITIES
Current Liabilities
Accounts payable	6,735	7,256	16
Indebtedness to related parties, current	3,374	—	18
Current portion of obligations under operating lease liabilities	324	320	14
Income tax payable	47	3
Other current liabilities	148	180	17
Total current liabilities	10,628	7,759

Noncurrent liabilities
Bonds, mortgages and other long-term debt	1,489	—	33
Operating lease liabilities, noncurrent	988	1,456	14
Indebtedness to related parties, noncurrent	7,946	15,617	18
Employee benefit plan obligation	396	575	19
Total noncurrent liabilities	10,819	17,648
TOTAL LIABILITIES	21,447	25,407

Commitments and contingent liabilities			20

SHAREHOLDERS' EQUITY
Common stock	1,955	1,772	21
EUR 1 par value
Authorized - 1,473,162 and 1,298,162 shares
Issued and outstanding - 1,473,162 and 1,298,162 shares
Additional paid-in capital	14,926	7,258
Accumulated other comprehensive income / (loss)	775	621	22
Accumulated deficit	(17,444)	(23,214)
Total shareholders' equity	212	(13,563)
TOTAL LIABILITIES AND EQUITY	21,659	11,844

The accompanying notes are an integral part of these consolidated financial statements.

4.	Consolidated Statements of Changes in Shareholders’ Equity

USD'000	Number of common shares	Common Share Capital	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income / (loss)		Total equity (deficit)
As at December 31, 2020	1,298,162	1,772	6,755	(18,387)	487		(9,373)
Indebtedness to related parties	—	—	503	—	—		503
Comprehensive income / (loss)	—	—	—	(4,827)	134		(4,693)
As at December 31, 2021	1,298,162	1,772	7,258	(23,214)	621		(13,563)
Recapitalization by WISeKey International Holding Ltd	175,000	183	7,165	—	—		7,348
LT loan debt discount	—	—	511	—	—		511
Indebtedness to related parties	—	—	(8)	—	—		(8)
Comprehensive income / (loss)	—	—	—	5,770	155	(a)	5,925
As at December 31, 2022	1,473,162	1,955	14,926	(17,444)	775		212
(a) Adjusted for rounding

The Recapitalization by WISeKey International Holding Ltd that occurred in 2022 is further detailed in Note 18.

The accompanying notes are an integral part of these consolidated financial statements.

5.	Consolidated Statements of Cash Flows

	12 months ended December 31,
USD'000	2022	2021	2020

Cash Flows from operating activities:
Net Income (loss)	5,770	(4,827)	(9,201)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation of property, plant & equipment	404	1,532	2,243
Amortization of intangible assets	4	5	604
Interest and amortization of debt discount	355	167	8
Inventory obsolescence impairment	554	—	(457)
Income tax expense / (recovery) net of cash paid	(3,250)	6	5
Release of provision	—	—	(52)
Other non cash expenses /(income)			—
Expenses accrued under noncurrent liabilities	882	—	—
Unrealized and non cash foreign currency transactions	—	—	616
Other	—	—	(120)

Changes in operating assets and liabilities, net of effects of businesses acquired
Decrease (increase) in accounts receivables	387	(400)	1,539
Decrease (increase) in inventories	(5,354)	(236)	313
Decrease (increase) in other current assets and prepaids, net	(778)	172	198
Decrease (increase) in deferred research & development tax credits, net	154	464	1,330
Decrease (increase) in other noncurrent assets, net	5	4	63
Increase (decrease) in accounts payable	(521)	522	(457)
Increase (decrease) in deferred revenue, current	—	(150)	143
Increase (decrease) in income taxes payable	44	3	(10)
Increase (decrease) in other current liabilities	(31)	(413)	169
Increase (decrease) in defined benefit pension liability	(179)	(440)	43
Net cash provided by (used in) operating activities	(1,554)	(3,591)	(3,023)
			—
Cash Flows from investing activities:			—
Sale / (acquisition) of property, plant and equipment	(299)	(36)	(52)
Acquisition of a business, net of cash and cash equivalents acquired	—	—	215
Net cash provided by (used in) investing activities	(299)	(36)	163

Cash Flows from financing activities:
Proceeds from debt	3,750	3,691	4,013
Repayments of debt	—	—	(1,208)
Net cash provided by (used in) financing activities	3,750	3,691	2,805

Effect of exchange rate changes on cash and cash equivalents	96	170	40

Cash and cash equivalents
Net increase (decrease) during the period	1,993	234	(15)
Balance, beginning of period	2,064	1,830	1,845
Balance, end of period	4,057	2,064	1,830
			—

Supplemental cash flow information
Cash paid for incomes taxes	4	—	16
Recapitalization by WISeKey International Holding Ltd	7,348	—
ROU assets obtained from operating lease	56	33	90

The accompanying notes are an integral part of these consolidated financial statements.

6.	Notes to the Consolidated Financial Statements

Note   1.                  The Semiconductors Group

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

Note   10.               Other current assets

Other current assets consisted of the following:

	As at December 31,	As at December 31,
USD'000	2022	2021
Value-Added Tax Receivable	224	188
Advanced payment to suppliers	1,025	220
Deposits, current	3	5
Other current assets	—	1
Total other current assets	1,252	414

Note   11.               Deferred tax credits

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

In the years 2022, 2021 and 2020 we recognized rent expenses associated with our leases as follows:

	12 months ended December 31,	12 months ended December 31,	12 months ended December 31,
USD'000	2022	2021	2020
Operating lease cost:
Fixed rent expense	332	378	339
Short-term lease cost	-	3	15
Net lease cost	332	381	354
Lease cost - Cost of sales	-	-	-
Lease cost - General & administrative expenses	332	381	354
Net lease cost	332	381	354

In the years 2022 and 2021, we had the following cash and non-cash activities associated with our leases:

	As at December 31,	As at December 31,
USD'000	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	328	380
Non-cash investing and financing activities :
Net lease cost	332	381
Additions to ROU assets obtained from:
New operating lease liabilities	56	33

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

The pension liability calculated as at December 31, 2022 is based on annual personnel costs and assumptions as of December 31, 2022.

Personnel Costs	As at December 31,	As at December 31,	As at December 31,
USD'000	2022	2021	2020
Wages and Salaries	4,286	4,345	4,955
Social security contributions	1,940	2,049	2,250
Net service costs	42	68	75
Total	6,268	6,462	7,280

	As at December 31,
Assumptions	2022	2021	2020
	France	France	France
Discount rate	3.65%	0.75%	0.30%
Expected rate of return on plan assets	n/a	n/a	n/a
Salary increases	3%	3%	3%

As at December 31, 2022 the Group’s accumulated benefit obligation amounted to USD 395,786.

Reconciliation to Balance Sheet start of year
USD'000
Fiscal year	2022	2021	2020

Projected benefit obligation	575	1,015	981
Surplus/deficit	575	1,015	981

Opening balance sheet asset/provision (funded status)	575	1,015	981

Reconciliation of benefit obligation during the year
Projected benefit obligation at start of year	575	1,015	981
Net Service cost	43	71	72
Interest expense	4	3	7
Net benefits paid to participants	(24)	(116)	(30)
Actuarial losses/(gains)	(170)	(141)	(106)
Curtailment & Settlement	0	(187)	—
Currency translation adjustment	(32)	(70)	91
Projected benefit obligation at end of year	396	575	1,015

Reconcilation to balance sheet end of year
Defined benefit obligation - funded plans	396	575	1,015
Surplus/deficit	396	575	1,015

Closing balance sheet asset/provision (funded status)	396	575	1,015

Amounts recognized in accumulated OCI
Net loss (gain)	(364)	(205)	(68)
Deficit	(364)	(205)	(68)

Estimated amount to be amortized from accumulated OCI into NPBC over next fiscal year
Net loss (gain)	52	51	—

Movement in Funded Status
USD'000
Fiscal year	2022	2021	2020

Opening balance sheet liability (funded status)	575	1,015	981

Net Service cost	43	71	72
Interest cost/(credit)	4	3	7
Settlement / curtailment cost / (credit)	—	(187)	—
Currency translation adjustment	0	(1)	(1)
Total Net Periodic Benefit Cost/(credit)	47	(8)	78

Actuarial (gain)/loss on liabilities due to experience	(170)	(142)	(105)
Total gain/loss recognized via OCI	(170)	(142)	(105)

Employer contributions paid in the year + Cashflow required to pay benefit payments	(24)	(116)	(30)
Total cashflow	(24)	(116)	(30)

Currency translation adjustment	(32)	(61)	91
Closing balance sheet liability (funded status)	396	575	1,015

Reconciliation of Net Gain / Loss
Amount at beginning of year	(205)	(68)	34
Liability (gain) / loss	(170)	(142)	(105)
Currency translation adjustment	11	5	3
Amount at year-end	(364)	(205)	(68)

The table below shows the breakdown of expected future contributions payable to the plan:

Period USD'000	France
2023	26
2024	8
2025	29
2026	50
2027	49
2028 to 2032	331

The Group expects to make contributions of approximately $26,000 in 2023.

Note   20.               Commitments and contingencies

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

Reverse Acquisition

On January 1, 2023, the Semiconductors Group was sold by WISeKey International Holding Ltd to its wholly owned subsidiary SEALSQ Corp. in exchange for a consideration of 1,499,700 SEALSQ Class F shares, par value USD 0.05 and 7,501,400 SEALSQ ordinary shares.

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing of Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SEALSQ CORP
By:	/s/ Peter Ward
Peter Ward Chief Financial Officer

Date: July 26, 2023

EXHIBIT INDEX

12.1	Certification of Carlos Moreira, Chief Executive Officer of SEALSQ Corp, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Peter Ward, Chief Financial Officer of SEALSQ Corp, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Carlos Moreira, Chief Executive Officer of SEALSQ Corp, pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Peter Ward, Chief Financial Officer of SEALSQ Corp, pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).