Form 20-F
period 2023-12-31
SEALSQ Corp
filed 2024-03-21
CIK 1951222

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

____________________________________________________________________________________________________

FORM 20-F

____________________________________________________________________________________________________

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________________ to _____________________.

Commission file number: 001-39115

____________________________________________________________________________________________________

SEALSQ Corp

(Exact name of Registrant as specified in its charter)

____________________________________________________________________________________________________

SEALSQ Corp

(Translation of Registrant's name into English)

____________________________________________________________________________________________________

British Virgin Islands
(Jurisdiction of incorporation or organization)

Avenue Louis-Casaï 58

CH-1216 Cointrin, Switzerland

(Address of principal executive offices)

____________________________________________________________________________________________________

John O’Hara
Chief Financial Officer

SEALSQ Corp

Craigmuir Chambers, Road Town
Tortola, British Virgin Islands 1110
Tel: 011-41-22-594-3000
Fax: 011-41-22-594-3001

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copies to:

Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036 Tel: (212) 336-2000	George Weston Harney Westwood & Riegels LP Craigmuir Chambers, PO Box 71, Road Town, Tortola, VG1110, British Virgin Islands Tel: (284) 852 4333

____________________________________________________________________________________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbols	Name of each exchange and on which registered
Ordinary Shares, par value USD 0.01 per share	LAES	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 15,446,807 Ordinary Shares and 1,499,700 Class F Shares.

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
Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act ☒

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

i

ii

INTRODUCTION AND USE OF CERTAIN TERMS

We were formed in 2022 as a holding company to incorporate, acquire, hold, and dispose of interests in national and international entities, in particular entities active in the area of secure semiconductor technology and related areas. Our Ordinary Shares, as defined below, have been listed on the Nasdaq Stock Market LLC under the symbol "LAES" since May 24, 2023.

We have prepared this annual report using a number of conventions, which you should consider when reading the information contained herein. In this annual report, unless otherwise indicated, references to “SEALSQ,” the “SEALSQ Group,” the “Company,” “we,” “our,” “us” or similar terms refer to the registrant, SEALSQ Corp, and its subsidiaries, except where the context otherwise requires.

Unless otherwise indicated, all information contained in this report regarding “WISeKey” has been provided by WISeKey to SEALSQ for purposes of inclusion in this report. Any reference to “WISeKey” is to WISeKey International Holding AG and its subsidiaries, except where the context otherwise requires.

References to:

“Articles” are to our Amended and Restated Memorandum and Articles of Association as in effect as of the date of this report

“BVI” are to the British Virgin Islands

“BVI Act” are to the BVI Business Companies Act 2004, as amended

“BVI Insolvency Act” are to the BVI Insolvency Act, 2003, as amended

“Code” are to U.S. Internal Revenue Code of 1986, as amended

“IRS” are to the U.S. Internal Revenue Service

“JOBS Act” are to the U.S. Jumpstart Our Business Startups Act of 2012

“Sarbanes-Oxley Act” are to the U.S. Sarbanes-Oxley Act of 2002

“SEC” or “Commission” are to the U.S. Securities and Exchange Commission

“Securities Act” are to the U.S. Securities Act of 1933, as amended

“Securities Exchange Act” and “Exchange Act” are to the U.S. Securities Exchange Act of 1934, as amended

“Spin-Off Distribution” means the May 23, 2023 transaction whereby WISeKey distributed 20% of SEALSQ’s outstanding Ordinary Shares to holders of WISeKey Class B Shares, including to holders of ADSs representing WISeKey Class B Shares, and to holders of WISeKey Class A Shares, as a distribution by way of a dividend in kind to such holders who held Class B Shares and Class A Shares as of the May 19, 2023 record date, and holders of ADSs as of the May 22, 2023 record date, for the Spin-Off Distribution

“$”, “US$”, “USD” and “U.S. dollars” are to the lawful currency of the United States of America

The following industry-specific acronyms are used in throughout the report and have the meanings as set out below:

“ANSSI” is the Agence Nationale de la Sécurité des Systèmes d’Information, the French National Cybersecurity Agency

“Common Criteria EAL” refers to the Common Criteria Evaluation Assurance Level attributed to an IT product or system on a grade of 1 to 7 with 7 being the highest.

“FIDO” means Fast Identity Online

“FIPS140-2” refers to the Federal Information Processing Standard Publication 140-2 and is a US government computer security standard which is graded in levels from 1 to 4

“IC” is an Integrated Circuit

“IoT” is the Internet of Things

“IPv6” is version six of the Internet Protocol

“NCCOE” is the U.S. National Cybersecurity Center of Excellence

“NIST” refers to the U.S. National Institute of Standards & Technology

“OEM” is an Original Equipment Manufacturer

“PKI” is Public Key Infrastructure

“PQC” is Post-Quantum Cryptography

“USP” refers to Utility Service Providers

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This annual report contains forward-looking statements. These forward-looking statements include information about possible or assumed future results of our operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” “projects,” “forecasts” and variations of such words and similar expressions, as they relate to us, WISeKey, our management or third parties, are intended to identify the forward-looking statements. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, events or developments that SEALSQ expects or anticipates will occur in the future, as well as any other statements which are not historical facts. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements contained in the sections entitled Item 3. Key Information, Item 4. Information on the Company and Item 5. Operating and Financial Review and Prospects.

These forward-looking statements include, but are not limited to, statements relating to:

•	Our anticipated goals, growth strategies and profitability;

•	Future operating or financial results;

•	Our planned capital expenditure program for additional production lines to be added to our supply chain;

•	Our intention to make investments in sales and marketing operations including R&D of new products such as post-quantum cryptography;

•	Our plans for global customer base expansion;

•	Our intention to establish a Design Center, OSAT and Personalization project;

•	Our timeline related to the deployment of SEALCOIN;

•	Our anticipated pipe growth in 2024;

•	Our belief that the products resulting from our R&D will create additional opportunities for growth;

•	Our expectation about the development of the markets for SEALSQ, including expanding the role of Metaverse, increase in cyber threats and growth of secure hardware market, growing demand for IoT solutions, increase in cybersecurity spending based on the recent regulations and legislations;

•	Our intent to invest heavily in the ongoing development of our products and technology;

•	Our expectation that we will continue to gain several benefits from our parent company, WISeKey, including cash management via a loan agreement, and the financial reporting and legal support via certain service agreements; and

•	Assumptions underlying or related to any of the foregoing

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us and are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Those factors include, in addition to those set forth in Item 3.D. Risk Factors and those included elsewhere in this report, among others, the following:

•	The inability to realize estimated financial position, results of operations or cash flows;

•	Our ability to anticipate market needs and opportunities;

•	Our ability to attract new customers and retain existing customer base;

•	Our ability to foster innovation, to develop new products and enhancements to our existing products;

•	The demand for our products or for the goods into which our products are incorporated;

•	Our expectation that order commitments and non-cancellable orders we received are properly executed;

•	The sufficiency of our cash and cash equivalents to meet our liquidity needs;

•	The impact of any supply chain disruption that we may experience;

•	Our dependency on the timely supply of equipment and materials from our third-party suppliers;

•	Our ability to protect our intellectual property rights;

•	Our ability to keep pace with technical advances in cryptography and semiconductor design;

•	Our ability to raise funds for investment by cash flow from operating activities, advance payments from a key customer, and grants and other available subsidies from funding agencies;

•	Our ability to reduce our cost structure and general and administrative costs;

•	Our ability to attract and retain qualified employees and key personnel;

•	Our ability to attract new customers and retain and expand within our existing customer base;

•	Our ability to foster innovation, to develop new products and enhancements to our existing products;

•	The potential impact of the COVID-19 pandemic affecting our clients’ ability and willingness to spend money in security applications and our suppliers’ abilities to source key components and material;

•	The future growth of the information technology and cybersecurity industry;

•	Risks relating to SEALSQ’s ability to implement its growth strategies;

•	Our ability to successfully form new strategic partnerships with our alliance partners;

•	Our ability to continue beneficial transactions with material parties, including WISeKey and a limited number of significant customers;

•	Our ability to prevent security breaches and unauthorized access to confidential customer information;

•	Our ability to comply with modified or new laws and regulations relating to our industries;

•	The activities of our competitors and the introduction of competing products by our competitors;

•	Market demand and semiconductor industry conditions;

•	Our ability to successfully introduce new technologies and products;

•	Uncertain negative effects of the COVID-19 pandemic and its effect on the supply chain;

•	The cyclical nature of the semiconductor industry;

•	An economic downturn in the semiconductor industry;

•	Our ability to comply with U.S. and other applicable international laws and regulations;

•	Changes in our overall tax position as a result of changes in tax laws or tax rates, new or revised legislation, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	Fluctuations in the exchange rates between the U.S. dollar and the other major currencies we use for our operations;

•	Our ability to collect accounts receivable;

•	Changes in certain commodities used as raw material, which may affect our gross margin; and

•	How long we will qualify as an emerging growth company or a foreign private issuer.

Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results.

Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The foregoing factors that could cause our actual results to differ materially from those contemplated in any forward-looking statement included in this annual report should not be construed as exhaustive. You should read this annual report, and each of the documents filed as exhibits to the annual report, completely, with this cautionary note in mind, and with the understanding that our actual future results may be materially different from what we expect.

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	RESERVED

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

Investing in our Ordinary Shares may expose you to a number of risks, including risks relating to our business and industry, financial risks, legal risks, and risks relating to our Ordinary Shares. The following summarizes part, but not all, of these risks. Please carefully consider all of the information discussed in Item 3. Key Information—D. Risk Factors and elsewhere in this annual report which contains a more thorough description of risks relating to investing in us.

•	The semiconductor industry is highly cyclical and highly competitive. If we fail to introduce new technologies and products in a timely manner, this could adversely affect our business.

•	Significantly increased volatility and instability and unfavorable economic conditions may adversely affect our business.

•	The demand for our products depends to a significant degree on the demand for our customers’ end products.

•	The semiconductor industry is characterized by continued price erosion, especially after a product has been on the market.

•	Failure to protect our intellectual property could substantially harm our business, operating results, and financial condition.

•	We face competition from companies that are larger and better known, and we may lack sufficient financial or other resources to maintain or improve our competitive position.

•	Our research and development efforts may not produce successful products or enhancements to our security solutions that result in significant revenue or other benefits in the near future, if at all.

•	We are dependent on the timely supply of equipment and materials from various sub-contractors and if any one of these suppliers fails to meet or delays their committed delivery schedules, we can suffer with lower or lost revenues.

•	Changes in regulations or citizen concerns regarding privacy and protection of citizen data, or any failure or appearance of failure to comply with such laws, could diminish the value of our services and cause us to lose customers and revenue.

•	If our security systems are breached, we may face civil liability, and public perception of our security measures could be diminished, either of which would negatively affect our ability to attract and retain customers.

•	Our business model consists in promoting trust and security, and it depends on trust in our brand. Negative media coverage could adversely affect our brand and any failure to maintain, protect, and enhance our brand would hurt our ability to retain or expand our customer base.

•	We depend on our customers’ ability to sell their products, which may pose challenges for our ability to forecast or optimize our inventory and sales.

•	We may need to discontinue products and services. During the ramp-down of such products and services, we may experience a negative impact on our sales.

•	We are a holding company with no direct cash generating operations and rely on our subsidiaries to provide us with funds necessary to pay dividends to shareholders. We are dependent upon our parent company and other members of the WISeKey Group for the provision of certain services.

•	We derive a significant amount of our revenues each year from a limited number of significant customers.

•	Claims, litigation, government investigations, and other proceedings may adversely affect our business and results of operations.

•	Employment laws in some of the countries in which we operate are relatively stringent.

•	A change in tax laws, treaties or regulations, or their interpretation, of any country in which we operate, including tax rules limiting the deductibility of interest expense, could result in a higher tax rate on our earnings, which could result in a significant negative impact on our earnings and cash flows from operations.

•	The dual class structure of our shares has the effect of concentrating voting power with certain shareholders, in particular, WISeKey, which will effectively eliminate your ability to influence the outcome of important transactions, including a change of control.

•	Our governance structure and our Articles may negatively affect the decision by certain institutional investors to purchase or hold our Ordinary Shares.

•	Provisions in our Articles are intended to discourage certain types of transactions that may involve an actual or threatened hostile acquisition of control of SEALSQ, which will likely depress the trading price of our Ordinary Shares.

•	WISeKey and other Class F shareholders could have, and WISeKey does have, voting power that exceeds 49.99% of the voting power of our outstanding shares.

•	As a result of issuances of our Ordinary Shares or the disposal of Ordinary Shares by WISeKey and other Class F shareholders, WISeKey and other Class F shareholders could have, and do have, voting power that is substantially greater than, and outsized in comparison to, their economic interests and the percentage of our Ordinary Shares that they hold.

•	Future issuances of our Ordinary Shares, such as from conversions of the two 4% Senior Original Issue Discount Convertible Notes due 2026, each in an aggregate principal amount of $10,000,000.00 convertible into a number of Ordinary Shares (respectively the “Second Tranche Notes” and the “Third Tranche Notes”), or the exercise of the three warrants with a 5-year maturity to purchase an aggregate of, respectively, 245,816 Ordinary Shares, 2,288,678 Ordinary Shares and 1,537,358 Ordinary Shares (respectively the “First Tranche Warrants”, the “Second Tranche Warrants” and the “Third Tranche Warrants”, and together the “Warrants”), will dilute the voting power of our holders of Ordinary Shares, but may not result in further dilution of the voting power of Class F Shareholders.

•	Our convertible note and warrant financing could cause substantial dilution and pressure on the trading price of our Ordinary Shares as the conversion price of such notes into Ordinary Shares can be a discount to market and the interest payments under such notes can be paid in Ordinary Shares priced at a discount to market.

•	The rights afforded to the investors under our convertible note and warrant financing could discourage investment in our company from third parties.

Industry Risk Factors

The semiconductor industry is highly cyclical.

Historically, the relationship between supply and demand in the semiconductor industry has caused a high degree of cyclicality in the semiconductor market. Semiconductor supply is partly driven by manufacturing capacity, which in the past has demonstrated alternating periods of substantial capacity additions and periods in which no or limited capacity was added. As a general matter, semiconductor companies are more likely to add capacity in periods when current or expected future demand is strong and margins are, or are expected to be, high. Investments in new capacity can result in overcapacity, which can lead to a reduction in prices and margins. In response, companies typically limit further capacity additions, eventually causing the market to be relatively undersupplied. In addition, demand for semiconductors varies, which can exacerbate the effect of supply fluctuations. As a result of this cyclicality, the semiconductor industry has, in the past, experienced significant downturns, such as in 1997/1998, 2001/2002 and in 2008/2009, often in connection with, or in anticipation of, maturing life cycles of semiconductor companies’ products and declines in general economic conditions. These downturns have been characterized by diminishing demand for end-user products, high inventory levels, under-utilization of manufacturing capacity and accelerated erosion of average selling prices. The foregoing risks have historically had, and may continue to have, a material adverse effect on our business, financial condition and results of operations.

Significantly increased volatility and instability, and unfavorable economic conditions may adversely affect our business.

It is difficult for us, our customers and suppliers, to forecast demand trends. We may be unable to accurately predict the extent or duration of cycles or their effect on our financial condition or result of operations, and can give no assurance as to the timing, extent or duration of the current or future business cycles generally, or specific to the markets in which we participate. In the event of a future decline in global economic conditions, our business, financial condition and results of operations could be materially adversely affected, and the resulting economic decline might disproportionately affect the markets in which we participate, further exacerbating a decline in our results of operations. The COVID-19 global pandemic, for example, created a period of significant instability in the global economy, including amongst our clients and our suppliers. The restrictions imposed upon people and businesses around the world served, in the short run, to reduce demand for our products as many companies reduced or paused their operations. While this has since served to benefit SEALSQ through the increased demand for IT network infrastructure amongst other examples, this may not always be the situation.

The semiconductor industry is highly competitive. If we fail to introduce new technologies and products in a timely manner, this could adversely affect our business.

The semiconductor industry is highly competitive and characterized by constant and rapid technological change, short product lifecycles, significant price erosion and evolving standards. Accordingly, the success of our business depends to a significant extent on our ability to develop new technologies and products that are ultimately successful in the market. The costs related to the research and development necessary to develop new technologies and products are significant and any reduction in our research and development budget could harm our competitiveness. Meeting evolving industry requirements and introducing new products to the market in a timely manner and at prices that are acceptable to our customers are significant factors in determining our competitiveness and success. Commitments to develop new products must be made well in advance of any resulting sales, and technologies and standards may change during development, potentially rendering our products outdated or noncompetitive before their introduction. If we are unable to successfully develop new products, our revenue may decline substantially. Moreover, some of our competitors are well-established entities, are larger than us and have greater resources than we do. If these competitors increase the resources they devote to developing and marketing their products, we may not be able to compete effectively. Any consolidation among our competitors could enhance their product offerings and financial resources, further strengthening their competitive position. In addition, some of our competitors operate in narrow business areas relative to us, allowing them to concentrate their research and development efforts directly on products and services for those areas, which may give them a competitive advantage. As a result of these competitive pressures, we may face declining sales volumes or lower prevailing prices for our products, and we may not be able to reduce our total costs in line with this declining revenue. If any of these risks materialize, they could have a material adverse effect on our business, financial condition and results of operations.

The demand for our products depends to a significant degree on the demand for our customers’ end products.

The vast majority of our revenue is derived from sales to manufacturers in the IT infrastructure (Network Servers, Switch, Home boxes, PC Keyboards, etc.), utilities distribution edge infrastructure (Smart Meters) and Access Control modules. Demand in these markets fluctuates significantly, driven by consumer spending, consumer preferences, the development of new technologies and prevailing economic conditions. In addition, the specific products in which our semiconductors are incorporated may not be successful or may experience price erosion or other competitive factors that affect the price manufacturers are willing to pay us. Such customers have in the past, and may in the future, vary order levels significantly from period to period, request postponements to scheduled delivery dates, modify their orders or reduce lead times. This is particularly common during periods of low demand. This can make managing our business difficult, as it limits the predictability of future revenue. It can also affect the accuracy of our financial forecasts. Furthermore, developing industry trends, including customers’ use of outsourcing and new and revised supply chain models, may affect our revenue, costs and working capital requirements.

If customers do not purchase products made specifically for them, we may not be able to resell such products to other customers or may not be able to require the customers who have ordered these products to pay a cancellation fee. The foregoing risks could have a material adverse effect on our business, financial condition and results of operations.

The semiconductor industry is characterized by continued price erosion, especially after a product has been on the market.

One of the results of the rapid innovation in the semiconductor industry is that pricing pressure, especially on products containing older technology, can be intense. Product life cycles are relatively short and, as a result, products tend to be replaced by more technologically advanced substitutes on a regular basis.

In turn, demand for older technology falls, causing the price at which such products can be sold to drop, in some cases precipitously. In order to continue profitably supplying these products, we must reduce our production costs in line with the lower revenue we can expect to generate per unit. Usually, this must be accomplished through improvements in process technology and production efficiencies. If we cannot advance our process technologies or improve our production efficiencies to a degree sufficient to maintain required margins, we will no longer be able to make a profit from the sale of these products. Moreover, we may not be able to cease production of such products, either due to contractual obligations or for customer relationship reasons, and as a result may be required to bear a loss on such products. We cannot guarantee that competition in our core product markets will not lead to price erosion, lower revenue or lower margins in the future. Should reductions in our manufacturing costs fail to keep pace with reductions in market prices for the products we sell, this could have a material adverse effect on our business, financial condition and results of operations.

Risks Related To Our Business

Our ability to forecast our future results of operations and plan for and model future growth is limited and subject to a number of uncertainties due to recent changes in our context as well as in our own sales organization and go-to-market strategies.

Even though our heritage started before 2000, much of our business has changed in recent periods. Macro changes impacting our market, particularly the digital transformation induced by the COVID-19 pandemic, competitors suffering supply chain shortages, and the increased use of Internet of Things (IoT) resulted in growing demand for our products.

To address this demand, we made substantial investments in our sales force. Additionally, we have also recently begun to focus on building relationships with potential distribution partners, to utilize their sales force resources to reach new customers. As a result of these recent changes in our market, sales organization and go-to-market strategies, and with our limited operating history, our ability to forecast our future results of operations and plan for and model future growth is limited and subject to a number of uncertainties.

We have encountered and will continue to encounter risks and uncertainties in developing markets. If our assumptions regarding these risks and uncertainties are incorrect or change in response to developments in the security market, our results of operations and financial results could differ materially from our plans and forecasts. If we are unable to achieve our key objectives, our business and results of operations will be adversely affected, and the fair market value of our Ordinary Shares could decline.

Our growth prospects and revenue will be adversely affected if our efforts to attract prospective customers and to retain existing customers are not successful.

Our ability to grow our business and generate revenue depends on retaining and expanding our total customer base, and increasing services revenue by effectively monetizing value added. We must convince prospective customers of the benefits of our solutions and our existing customers of the continuing value of our solutions. Our ability to attract new customers, retain existing customers, and reach out to new markets depends in large part on our ability to continue to offer leading technologies and products, superior security and trust, and integration capabilities. Some of our competitors, including Infineon, Microchip, NXP and STMicroelectronics, have developed, and are continuing to develop, secure elements, which puts us at a significant competitive disadvantage.

Additionally, management expects 2024 to be a transition year where the focus of customer demand will shift to the next generation of products, which is likely to impair SEALSQ’s growth in its core business relating to our existing solutions. Our continued growth is therefore heavily dependent upon the successful attraction of prospective customers in new markets, both geographic such as in India and Taiwan, and product, such as with secure transport of goods through the global, real-time tracking and tracing capabilities in conjunction with WISeSat.

Failure to protect our intellectual property could substantially harm our business, operating results, and financial condition.

The success of our business depends on our ability to protect and enforce our patents, trade secrets, trademarks, copyrights, and all of our other intellectual property rights, including the silicon intellectual property rights of our semiconductors.

We attempt to protect our intellectual property under patent, trade secret, trademark, and copyright law through a combination of employee, third-party assignment and nondisclosure agreements, other contractual restrictions, technological measures, and other methods. These afford only limited protection and we are still early in the process of securing our intellectual property rights. Despite our efforts to protect our intellectual property rights and trade secrets, unauthorized parties may attempt to copy aspects of our technology or obtain and use our trade secrets and other confidential information. Moreover, policing our intellectual property rights is difficult and time consuming. We cannot assure you that we would have adequate resources to protect and police our intellectual property rights, and we cannot assure you that the steps we take to do so will always be effective.

We have filed, and may in the future file, patent applications on certain of our innovations. It is possible, however, that these innovations may not be patentable. In addition, given the cost, effort, risks, and downside of obtaining patent protection, including the requirement to ultimately disclose the invention to the public, we may choose not to seek patent protection for some innovations. Furthermore, our patent applications may not issue as granted patents, the scope of the protection gained may be insufficient or an issued patent may be deemed invalid or unenforceable. We also cannot guarantee that any of our present or future patents or other intellectual property rights will not lapse or be invalidated, circumvented, challenged, or abandoned. Neither can we guarantee that our intellectual property rights will provide competitive advantages to us. Our ability to assert our intellectual property rights against potential competitors or to settle current or future disputes could be limited by our relationships with third parties, and any of our pending or future patent applications may not have the scope of coverage originally sought. We cannot guarantee that our intellectual property rights will be enforced in jurisdictions where competition may be intense or where legal protection may be weak. We could lose both the ability to assert our intellectual property rights against, or to license our technology to, others and the ability to collect royalties or other payments.

Litigation or proceedings before governmental authorities and administrative bodies may be necessary in the future to enforce our intellectual property rights, to protect our patent rights, trademarks, trade secrets, and domain names and to determine the validity and scope of the proprietary rights of others. Our efforts to enforce or protect our proprietary rights may be ineffective and could result in substantial costs and diversion of resources and management time, each of which could substantially harm our operating results. Additionally, changes in law may be implemented, or changes in interpretation of such laws may occur, that may affect our ability to protect and enforce our patents and other intellectual property.

Assertions by third parties of infringement or other violation by us of their intellectual property rights could harm our business, operating results, and financial condition.

Third parties may assert that we have infringed, misappropriated, or otherwise violated their copyrights, patents, and other intellectual property rights, and, as we face increasing competition, the possibility of intellectual property rights claims against us grows.

Our ability to provide our services is dependent upon our ability to license intellectual property rights to semiconductor designs. Various laws and regulations govern copyright and other intellectual property rights associated with semiconductor design and cryptographic algorithms. Existing laws and regulations are evolving and subject to different interpretations, and various legislative or regulatory bodies may expand current or enact new laws or regulations. Although we expend significant resources to seek to comply with the statutory, regulatory, and judicial frameworks by, for example, entering into license agreements, we cannot assure you that we are not infringing or violating any third-party intellectual property rights, or that we will not do so in the future.

Moreover, we rely on multiple hardware designers, and firmware and software programmers to design our proprietary technologies. Although we make every effort to prevent the incorporation of licenses that would require us to disclose code and/or innovations in our products, we do not exercise complete control over the development efforts of our developers, and we cannot be certain that our developers have not used designs or software that is subject to such licenses or that they will not do so in the future. In the event that portions of our proprietary technology are determined to be subject to licenses that require us to publicly release the affected portions of our semiconductor design and source code, re-engineer a portion of our technologies, or otherwise be limited in the licensing of our technologies, we may be forced to do so, each of which could materially harm our business, operating results, and financial condition.

We face competition from companies that are larger and better known, and we may lack sufficient financial or other resources to maintain or improve our competitive position.

The digital security market in which we operate faces intense competition, constant innovation and evolving security threats. There are several global security companies with strong presence in this market, including NXP, Infineon, STMicroelectronics and Microchip.

Some of our competitors are large companies that have the technical and financial resources and broad customer bases needed to bring competitive solutions to the market and already have existing relationships as a trusted vendor for other products. Such companies may use these advantages to offer products and services that are perceived to be as effective as ours at a lower price or for free as part of a larger product package or solely in consideration for maintenance and services fees. They may also develop different products to compete with our current security solutions and respond more quickly and effectively than we do to new or changing opportunities, technologies, standards or client requirements. Additionally, we may compete with smaller regional vendors that offer products with a more limited range of capabilities that purport to perform functions similar to our security solutions. Such companies may enjoy stronger sales and service capabilities in their particular regions.

SEALSQ’s competitors may have competitive advantages, such as:

•	greater name recognition, a longer operating history and a larger customer base;

•	larger sales and marketing budgets and resources;

•	broader distribution and established relationships with distribution partners and customers;

•	greater customer care and support resources;

•	broader supply chains;

•	larger intellectual property portfolios; and

•	greater financial, technical and other resources.

Our current and potential competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their resources. Current or potential competitors may be acquired by third parties with access to greater available resources. As a result of such acquisitions, our current or potential competitors may be able to adapt more quickly to new technologies and customer needs, devote greater resources to the promotion or sale of their products and services, initiate or withstand substantial price competition, take advantage of other opportunities more readily or develop and expand their product and service offerings more quickly than we do. Larger competitors with more diverse product offerings may reduce the price of products that compete with ours in order to promote the sale of other products or may bundle them with other products, which would lead to increased pricing pressure on our products and could cause the average sales prices for our products to decline.

We derive a significant amount of our revenues each year from a limited number of significant customers.

We derive a significant amount of our revenues each year from a small number of customers. In the year ended December 31, 2023, our ten largest customers accounted for 90% of our revenue. Our business and results of operations are largely dependent upon the success of our significant customers. The loss of any large customer, a decline in the volume of sales to these customers or the deterioration of their financial condition could adversely affect our business, results of operations and financial conditions.

One of our largest customers is CISCO Systems International. We operate under the terms of a Master Purchase Agreement, dated August 14, 2014.  Such agreement defines, among other things:

•	the communication process that we shall respect vis-á-vis forecasting / pricing update, such as determination of price reflecting component prices in effect on the date of shipment to Cisco’s authorized contract manufactures (“EMS Provider”), representations and warranties that the product price are, and shall be, no higher than the lowest prices offered by the Company to any customer purchasing the same or lesser total sales or unit volume on an annual basis;
•	buffer stock, timing and volume constitution rules, including but not limited to, obligations to make commercially reasonable efforts to conduct capacity and materials planning and management sufficient to meet EMS Provider’s forecast at the period of time agreed between SEALSQ and EMS Providers,
•	list of contract manufacturers to whom we are allowed to take purchase orders and to make deliveries;
•	rules of fair treatment in case capacity shortage, that is, an obligation to provide Cisco, EMS Providers and any third party designated by Cisco an allocation of products during its shortage that is no less favorable than that provided to any other customer;
•	warranties, including but not limited to, three years warranty period, delivered product having no less than eight remaining weeks of shelf-life, replacement of defected products within two business days in general;
•	Epidemic failure rules/treatment. Epidemic failure shall be recognized when a single failure mode in excess of 1% of the product or a multiple failure mode in excess of 3% of the product, during any rolling 3-full calendar month period, occurs. If an Epidemic failure happens during the five-year period after the delivery of a product, the Company shall, including but not limited to, notify to Cisco, provide a preliminary plan for problem diagnosis within one business day of the notification, and compensate Cisco for all reasonable costs incurred by Cisco, provide Cisco, EMS Providers and any third party designated by Cisco, subject to the liability exclusions and limitations set forth in the agreement.

Any decline in demand for our products from our clients could have a material adverse effect on the Company’s business, results of operations and financial condition.

Our business is at risk of our clients delaying or withdrawing purchase orders for items where we already committed to the production of these pieces. In these situations, and when sufficient notice is given, we are usually able to adjust our production schedules such that the production can be transferred to alternative clients thereby limiting our exposure. However, there can be a short-term impact upon the levels of stock that we hold at any given point in time. As our products have a lengthy development cycle, often being in the region of 18 to 24 months from design-win to delivering the first batch of finished goods, we are not susceptible to losing clients without a lengthy notice period, so there is a very limited risk that we find ourselves holding material amounts of stocks of finished goods that will not be eventually delivered to our clients. The greatest risk is that a client might reduce their production allocations with the Company and, in this instance, we would be required to adapt our purchase requirements accordingly. Most of our raw materials (in particular our wafers) can be redirected to alternative products and so the risk is limited to finished goods. In the event that a client was to significantly reduce demand with a limited lead-time and not place new orders for that product at a later stage, this could lead to some finished goods becoming obsolete, but this risk is considered remote by management. The main risk arising from a decline in demand for our products from one of our top ten clients is that we would need to find new sources of revenue to replace the departing clients.

We depend on our ability to attract new customers and to maintain and grow existing customers, and failure to do so may harm our future revenues and operating results.

Our success depends in large part on our ability to attract new customers (“hunting”) and to expand within existing customers (“farming”). The number of new customers and the growth at existing customers in a given period impacts both our short-term and long-term revenues. If SEALSQ is unable to successfully attract a sufficient number of new customers, we may be unable to generate revenue growth.

A large amount of investment in sales and marketing and support personnel is required to attract new customers. If we are unable to convince these potential new customers of a need for our products or if we are unable to persuade them of our products' efficacy, we may be unable to achieve growth and there may be a meaningful negative impact on future revenues and operating results.

 Our use of artificial intelligence may adversely affect our business operations, products, or financial results.

We utilize AI in connection with designing our chips and in the development of our software services. AI helps reduce our development cycle timeline and AI is used to protect our chips against a new generation of attacks, such as side channel deep learning.

Given the short time that has elapsed since AI became commercially viable and the rapid pace of change in the AI space, we may experience any number of difficulties in using AI technology, including with respect to product development. Additionally, there are significant risks involved in utilizing AI and there can be no assurance that the usage of AI will enhance our products or services, or be beneficial to our business, including our efficiency or profitability.

Utilizing AI may expose us to additional intellectual property, cybersecurity, operational, and technological risks, as the technologies underlying AI and its use are subject to a variety of laws, including intellectual property, privacy, and consumer protection. Further, AI is the subject of evolving review by various U.S. governmental and regulatory agencies, and other foreign jurisdictions. Any changes in laws, rules, directives, and regulations governing the use of AI may adversely affect the ability of our business to use AI.

The technologies underlying AI are complex and rapidly developing, and as a result, it is not possible to predict all of the legal, operational, or technological risks related to the use of AI.

Our success depends on our ability to keep pace with technical advances in cryptography and semiconductor design.

SEALSQ needs to anticipate, and quickly react to, rapid changes occurring in security technologies and to the development of new and improved semiconductors and software that result from these changes. If SEALSQ is unable to respond quickly and cost-effectively to changing hardware and software technologies and evolving industry standards, the existing offering could become non-competitive and SEALSQ may lose market share. SEALSQ’s success will depend, in part, on its ability to effectively use leading technologies critical to the business, enhance its existing solutions, find appropriate technology partners, and continue to develop new solutions and technology that address the increasingly sophisticated and varied needs of its current and prospective clients and their customers, and its ability to influence and respond to technological advances, emerging industry and regulatory standards and practices and competitive service offerings. SEALSQ’s ability to remain technologically competitive may require substantial expenditures and lead-time, and the integration of newly acquired technologies will also take time. If SEALSQ is unable to adapt and integrate in a timely manner to changing market conditions or customer requirements, its business, financial condition and results of operations could be seriously harmed.

The use of cryptography is subject to a variety of laws around the world. Unfavorable developments in legislation and regulation may adversely affect our business, operating results, and financial condition.

The use of cryptography is subject to a variety of laws around the world. Government regulation of the internet is evolving and any changes in government regulations relating to the internet or other areas of our business or other unfavorable developments may adversely affect our business, operating results, and financial condition.

For example, the U.S. agency NIST is in the process of selecting post-quantum cryptographic algorithms for all governmental use of cryptography. We depend on their final selection to make our products successful and, should we fail to be able to implement the finally selected algorithm, our ability to serve the U.S. market and by extension the rest of the world may be severely impacted.

Our research and development efforts may not produce successful products or enhancements to our security solutions that result in significant revenue or other benefits in the near future, if at all.

Investing in research and development personnel, developing new products and enhancing existing products is expensive and time consuming, and there is no assurance that such activities will result in significant new marketable products or enhancements to our products, design improvements, cost savings, revenues or other expected benefits. If we spend significant time and effort on research and development and are unable to generate an adequate return on our investment, our business and results of operations may be adversely affected. This is expected to be exacerbated in the coming year with the required integration of newly acquired knowledge automation assets which is expected to result in a more complex research and development program.

Our services and products depend on the continued integrity of public key cryptography technology and algorithms that may be compromised or proven obsolete over time.

Our services and products rely heavily on cryptography. Advances in attacks on cryptographic algorithms and technology may weaken their effectiveness, and significant new technology requirements may be imposed by root distribution programs that require us to make significant modifications to our systems or to reissue digital certificates to some or all of our customers, which could damage our reputation or otherwise harm our business.

Quantum computing may threaten the resilience of current cryptography against attacks during the current lifespan of hardware. This is certainly the case for our secure modules embedded in larger systems and/or deployed on remote locations, such as for smart meter and satellite deployments.

SEALSQ cannot guarantee that its services and products will still offer sufficient protection against attacks executed with quantum computers.

We are dependent on the timely supply of equipment and materials from various sub-contractors and if any one of these suppliers fails to meet or delays their committed delivery schedules due to supply chain disruptions or other reasons, we can suffer with lower or lost revenues.

We use various suppliers for silicon manufacturing and testing our parts. Any one of these suppliers could not meet their commitments for on-time delivery of our products. The market supply of such products has seen difficulties in meeting demand and these kinds of supply disruptions can happen due to global shortages of silicon wafers or chemicals used in the processing of the silicon packaging, or shortages in the labor force due to unrest or sicknesses. During the latter half of 2021 and 2022, we had to manage our delivery schedule carefully as a result of the global shortage of semiconductors material.  During this period, the Company was receiving greater volumes of orders than it was capable of delivering due to such shortages, so we had to program the orders based upon the allocations of materials and production capacity available to us.  While we were able to grow our revenue during this time though careful negotiation with our suppliers, we believe that our revenues would have been higher had there not been such supply disruption. Further, our business and operating conditions can be at risk if we cannot deliver on our product demand as committed in our customer contracts. The global shortage was alleviated in 2023 meaning that the same constraints were no longer applicable during that year and currently, we do not have issues around supply allocations.

Our supply chain depends on third-party suppliers. Failure of one of our suppliers to handle increased demand could impact our ability to take advantage of upside business opportunities.

We outsource several critical functions in our supply chain to third-party suppliers such as the manufacture of our semiconductors. They all have a number of risks that are present in their businesses that could limit their ability to meet increased demands if we see increased orders from our customers. If our suppliers cannot satisfy our demand, we may not be able to meet our customer demands. Also, if our suppliers add higher costs to cover their increased volume, we may see drops in our gross profit margins. Many of these costs are not fixed, even though there may be contracts in place, and may be increased at the discretion of the third-party vendor.

Our agreement with one of our third-party suppliers, Presto Engineering Inc., defines, among other things,

• the list of operational obligations that they shall execute for us. Presto’s services include New Production Introduction (“NPI”), such as planning of validation and qualification activities, engineering evaluation of the product and preliminary test solution, and product release to industrial maturity, and Supply Chain Management (“SCM”);.

• the On-Time Delivery objectives and rules. Presto is required to provide its SCM service based on agreed targets for On Time Delivery (“OTD”). OTD is defined numerically and it constitutes result obligations under French laws, which govern the agreement;

• Their obligations vis-á-vis our quality process and our security process, including their obligations to be audited on a yearly basis.

Although common in our industry, we do not have agreements with any other of our major third-party suppliers. Rather, the Company provides such suppliers with purchase orders on a quarterly basis, which triggers the launch of manufacturing of the Company’s products. The Company has weekly discussions and provides the suppliers with 12-month rolling forecasts to allow them to anticipate equipment allocations and raw material supplies. However, since we do not have written agreements with these suppliers, we are subject to the risk that any of these suppliers could terminate their relationship with us, leaving us without critical products, software or other services needed to operate our business.

Our IC products mainly depend on supplies from third-party foundries, and any failure to obtain sufficient foundry capacity from such foundries would significantly delay the shipment of our products.

As a fabless IC design company, we do not own any IC fabrication facilities. We currently work with two leading foundries as our main IC fabrication partners and place purchase orders according to our business needs. It is important for us to have a reliable relationship with third-party foundries as well as other future foundry service providers to ensure adequate product supply to respond to customer demand.

We cannot guarantee that our foundry service providers will be able to meet our manufacturing requirements. The ability of our foundry service providers to provide us with foundry services is limited by available capacity. If any of our foundry service providers fails to succeed in their capacity promise, it will not be able to deliver to us ICs as per the purchase orders that we have placed to them, which will significantly affect our shipment of our products and solutions. This could in turn result in lost sales and have a material adverse effect on our relationships with our customers and on our business and financial condition. In addition, we do not have a guaranteed level of production capacity from our foundry service providers. We do not have long-term contracts with them, and we source our supplies on a purchase order basis. As a result, we depend on our foundry service providers to allocate to us a portion of its manufacturing capacity sufficient to meet our needs, produce products of acceptable quality and at acceptable final test yields and deliver those products to us on a timely basis and at acceptable prices. If any of our foundry service providers raises its prices or is unable to meet our required capacity for any reason, such as shortages or delays in the shipment of semiconductor equipment or raw materials required to manufacture our ICs, or if our business relationships with any of our foundry service providers deteriorate, we may not be able to obtain the required capacity and would have to seek alternative foundries, which may not be available on commercially reasonable terms, or at all. Moreover, it is possible that other customers of any of our foundry service providers that are larger and/or better financed than we are, or that have long-term contracts with it, may receive preferential treatment in terms of capacity allocation or pricing. In addition, if we do not accurately forecast our capacity needs, any of our foundry service providers may not have available capacity to meet our immediate needs or we may be required to pay higher costs to fulfill those needs, either of which could materially and adversely affect our business, results of operations or financial condition.

Other risks associated with our dependence on third-party foundries include limited control over delivery schedules and quality assurance, lack of capacity in periods of excess demand, unauthorized use of our intellectual property and limited ability to manage inventory and parts. In particular, although we have entered into confidentiality agreements with our third-party foundries for the protection of our intellectual property, they may not protect our intellectual property with the same degree of care as we use to protect our intellectual property. If we fail to properly manage any of these risks, our business and results of operations may be materially and adversely affected.

Moreover, if any of our foundry service providers suffers any damage to its facilities, suspends manufacturing operations, loses benefits under material agreements, experiences power outages or computer virus attacks, lacks sufficient capacity to manufacture our products, encounters financial difficulties, is unable to secure necessary raw materials from its suppliers or suffers any other disruption or reduction in efficiency, we may encounter supply delays or disruptions.

We rely on a limited number of third parties for IC packaging and testing services.

Fabrication of ICs requires specialized services to process the silicon wafers into ICs by packaging them and to test their proper functioning. We primarily collaborate with a Outsource Semiconductors Assembly and Testing (OSAT) provider for such services, which may expose us to a number of risks, including difficulties in finding alternate suppliers, capacity shortages or delays, lack of control or oversight in timing, quality or costs, and misuse of our intellectual property. If any such problems arise with our packaging and testing partners, we may experience delays in our production and delivery timeline, inadequate quality control of our products or excessive costs and expenses. As a result, our financial condition, results of operations, reputation and business may be adversely affected.

Failure at tape-out or failure to achieve the expected final test yields for our ICs could negatively impact our results of operations.

The tape-out process is a critical milestone in our business. A tape-out means all the stages in the design and verification process of our ICs have been completed, and the chip design is sent for manufacturing. The tape-out process requires considerable investment in time and resources and close cooperation with the wafer foundry, and repeated failures can significantly increase our costs, lengthen our product development period, and delay our product launch. If the tape-out or testing of a new chip design fails, either as a result of design flaws by our research and development team or problems with production or the testing process by the wafer foundry, we may incur considerable costs and expenses to fix or restart the design process. Such obstacles may decrease our profitability or delay the launch of new products.

Once tape-out is achieved, the IC design is sent for manufacturing, and the final test yield is a measurement of the production success rate. The final test yield is a function of both product design, which is developed by us, and process technology, which typically belongs to a third-party foundry. Low final test yields can result from a product design deficiency or a process technology failure or a combination of both. As such, we may not be able to identify problems causing low final test yields until our product designs go to the manufacturing stage, which may substantially increase our per unit costs and delay the launch of new products.

Changes in regulations or citizen concerns regarding privacy and protection of citizen data, or any failure or appearance of failure to comply with such laws, could diminish the value of our services and cause us to lose customers and revenue.

The regulatory framework for privacy issues worldwide is currently in flux and is likely to remain so for the foreseeable future. Practices regarding the collection, use, storage, transmission, and security of personal information by companies operating over the internet have recently come under increased public scrutiny.

The U.S. government, including the Federal Trade Commission and the Department of Commerce, may continue to review the need for greater regulation over the collection of information concerning consumer behavior on the internet, including regulation aimed at restricting certain targeted advertising practices.

Additionally, the EU may continue to review the need for greater regulation or reform to its existing data protection legal framework, which may result in a greater compliance burden for companies with users in Europe. Various government and consumer agencies also have called for new regulation and changes in industry practices. Our business, including our ability to operate and expand internationally, could be adversely affected if legislation or regulations are adopted, interpreted, or implemented in a manner that is inconsistent with our current business practices and that require changes to these practices, the design of our website, services, features, or our privacy policy. In particular, the success of our business has been, and we expect will continue to be, driven by our ability to responsibly use the personal data that our customers share with us.

Therefore, our business could be harmed by any significant change to applicable laws, regulations, or industry practices regarding the use of our customers’ personal data, for example regarding the manner in which disclosures are made and how the express or implied consent of customers for the use of personal data is obtained. Such changes may require us to modify our services and features, possibly in a material manner, and may limit our ability to develop new services and features that make use of the data that our customers voluntarily share with us. In addition, some of our developers or other partners, such as those that help us measure the effectiveness of advertisements, may receive or store information provided by us or by our customers through mobile or web applications integrated with our services. We provide limited information to such third parties based on the scope of services provided to us. However, if these third parties or developers fail to adopt or adhere to adequate data security practices, or in the event of a breach of their networks, our data or our customers’ data may be improperly accessed, used, or disclosed.

We depend on highly skilled key personnel to operate our business, and if we are unable to attract, retain, and motivate qualified personnel, our ability to develop and successfully grow our business could be harmed.

We believe that our future success is highly dependent on the talents and contributions of our senior management, including Carlos Moreira, founder and Chief Executive Officer of WISeKey and Chief Executive Officer of SEALSQ, members of our executive team, and other key employees, such as key engineering, finance, research and development, marketing, and sales personnel. Our future success depends on our continuing ability to attract, develop, motivate, and retain highly qualified and skilled employees. All of our employees, including our senior management, are free to terminate their employment relationship with us at any time, and their knowledge of our business and industry may be difficult to replace.

Furthermore, our performance depends on favorable labor relations with our employees and compliance with labor laws in the countries where we have employees and plans to hire new employees. Any deterioration of current relations or increase in labor costs due to our compliance with labor laws could adversely affect our business.

Qualified individuals are in high demand, particularly in the digital industry, and we may incur significant costs to attract them. If we are unable to attract and retain our senior management and key employees, we may not be able to achieve our strategic objectives, and our business could be harmed. In addition, we believe that our senior management have developed highly successful and effective working relationships. We cannot ensure that we will be able to retain the services of any members of our senior management or other key employees. If one or more of these individuals leave, we may not be able to fully integrate new senior management or replicate the current dynamic, and working relationships that have developed among our senior management and other key personnel, and our operations could suffer.

Cybersecurity incidents, including data security breaches or computer viruses, could harm our business by disrupting our delivery of services, damaging our reputation or exposing us to liability.

We receive, process, store and transmit, often electronically, the data of our customers and others, much of which is confidential. Unauthorized access to our computer systems or stored data could result in the theft, including cyber-theft, or improper disclosure of confidential information, and the deletion or modification of records could cause interruptions in our operations. These cyber-security risks increase when we transmit information from one location to another, including over the Internet or other electronic networks. Despite the security measures we have implemented, our facilities, systems and procedures, and those of our third-party service providers, may be vulnerable to security breaches, acts of vandalism, software viruses, misplaced or lost data, programming or human errors or other similar events which may disrupt our delivery of services or expose the confidential information of our customers and others. Any security breach involving the misappropriation, loss or other unauthorized disclosure or use of confidential information of our customers or others, whether by us or a third party, could subject us to civil and criminal penalties, have a negative impact on our reputation, or expose us to liability to our customers, third parties or government authorities. We are not aware of such breaches or any other material cyber-security risks in our supply chain to date. Any of these developments could have a material adverse effect on our business, results of operations and financial condition.

To mitigate these risks, we comply with one of the highest security standards in our industry: Webtrust, ISO27001 and the "Common Criteria" standard. Compliance with these standards require us to implement, monitor and audit on a yearly basis all the processes where we, or our third-party suppliers, manipulate sensitive data. This includes our supply chain processes and partners which, like us, are audited every year by security experts certified by governmental authorities. In addition, one of our customers, CISCO, also conducts an independent and extensive audit to control our processes and proposes improvements.

Our security processes are piloted by a Global Security Director, under the supervision of a Security Board, which includes the top management of SEALSQ. Once a year, the Global Security Director reassesses our cybersecurity risks and proposes to the Security Board a plan of action and budget for the year to come.

The Executive Board Members of SEALSQ hold a weekly meeting with the General Manager to discuss all matters including operational matters and risk management, as well as holding regular, wider meetings with the Senior Management of SEALSQ. During these meetings, the risks faced by the business and any new matters arising or potential threats identified are discussed. The SEALSQ management team also provide updates on their ongoing projects designed to manage these risks, as well as presenting the results of any audits that are being carried out. The full Board are also kept appraised on the results of all audits carried out during the year and are required to decide on strategic decisions such as whether to attain accreditations for the business. The Board and Audit Committee are responsible also for overseeing the annual audit of SEALSQ which, while primarily focused on the financials of SEALSQ, does also cover certain risks associated with the business.

If our security systems are breached, we may face civil liability, and public perception of our security measures could be diminished, either of which would negatively affect our ability to attract and retain customers.

Techniques used to gain unauthorized access to data and software are constantly evolving, and we may be unable to anticipate or prevent unauthorized access to cryptographic data. Our software services, which are supported by our own systems and those of third parties that we work with, are vulnerable to software bugs, computer viruses, internet worms, break-ins, phishing attacks, attempts to overload servers with denial-of-service, or other attacks and similar disruptions from unauthorized use of our and third-party computer systems, any of which could lead to system interruptions, delays, or shutdowns, causing loss of critical data or the unauthorized access to personal data.

Computer malware, viruses, computer hacking, and phishing attacks have become more prevalent in our industry. SEALSQ and WISeKey’s systems have been subject to such attacks in the past, albeit they have always been unsuccessful, and further such attempts to compromise our systems’ security may occur in the future. Because of our brand of trust and security, we believe that we are a particularly attractive target for such attacks. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security, and availability of our products and technical infrastructure to the satisfaction of our customers may harm our reputation and our ability to retain existing customers and attract new customers. Although we have developed systems and processes that are designed to protect our data and user data, to prevent data loss, to disable undesirable accounts and activities on our platform, and to prevent or detect security breaches, we cannot assure you that such measures will provide absolute security, and we may incur significant costs in protecting against or remediating cyber-attacks.

Additionally, if an actual or perceived breach of security occurs to our systems or a third party’s platform, we may face regulatory or civil liability and public perception of our security measures could be diminished, either of which would negatively affect our ability to attract and retain customers, which in turn would harm our efforts to attract and retain advertisers, content providers, and other business partners. We also would be required to expend significant resources to mitigate the breach of security and to address matters related to any such breach. We also may be required to notify regulators about any actual or perceived personal data breach (including the EU Lead Data Protection Authority) as well as the individuals who are affected by the incident within strict time periods.

Any failure, or perceived failure, by us to maintain the security of data relating to our customers, to comply with our posted privacy policy, laws and regulations, rules of self-regulatory organizations, industry standards, and contractual provisions to which we may be bound, could result in the loss of confidence in us, or result in actions against us by governmental entities or others, all of which could result in litigation and financial losses, and could potentially cause us to lose customers, advertisers, and revenues. In Europe, European Data Protection Authorities could impose fines and penalties of up to 4% of annual global turnover or €20 million, whichever is higher, for a personal data breach.

Our semiconductors and software services are highly technical and may contain undetected software bugs or vulnerabilities, which could manifest in ways that could seriously harm our reputation and our business.

Our semiconductors and software services are highly technical and complex and may contain undetected software bugs, hardware errors, and other vulnerabilities. These bugs and errors can manifest in any number of ways in our products, including through diminished performance, security vulnerabilities, malfunctions, or even permanently disabled products.

Some errors in our products may be discovered only after a product has been used by customers and may in some cases be detected only under certain circumstances or after extended use. Any errors, bugs, or other vulnerabilities discovered in our code or back-end after delivery could damage our reputation, drive away customers, allow third parties to manipulate or exploit vulnerabilities.

We also could face claims for product liability, tort, or breach of warranty. Defending a lawsuit, regardless of its merit, is costly and may divert management’s attention and seriously harm our reputation and our business. In addition, if our liability insurance coverage proves inadequate or future coverage is unavailable on acceptable terms or at all, our business could be seriously harmed.

Interruptions, delays or discontinuations in service arising from our own systems or from third parties could impair the delivery of our services and harm our business.

We rely on systems housed in our own facilities and upon third parties, including bandwidth providers and third-party “cloud” data storage services, to enable our customers to receive our content in a dependable, timely, and efficient manner. We have experienced and may in the future experience periodic service interruptions and delays involving our own systems and those of third parties that we work with. Both our own facilities and those of third parties are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures, and similar events. They also are subject to break-ins, sabotage, intentional acts of vandalism, the failure of physical, administrative, technical, and cyber security measures, terrorist acts, natural disasters, human error, the financial insolvency of third parties that we work with, and other unanticipated problems or events. The occurrence of any of these events could result in interruptions in our services and to unauthorized access to, or alteration of, the content and data contained on our systems and that these third parties store and deliver on our behalf.

Any disruption in the services provided by these third parties could materially adversely impact our business reputation, customer relations, and operating results. Upon expiration or termination of any of our agreements with third parties, we may not be able to replace the services provided to us in a timely manner or on terms and conditions, including service levels and cost, that are favorable to us, and a transition from one third party to another could subject us to operational delays and inefficiencies until the transition is complete.

Our business model consists in promoting trust and security, and it depends on trust in our brand. Negative media coverage could adversely affect our brand and any failure to maintain, protect, and enhance our brand would hurt our ability to retain or expand our customer base.

Maintaining, protecting, and enhancing our brand is critical to expanding our customer base, and will depend largely on our ability to continue to develop and provide top-level security. If we do not successfully maintain our brand, our business could be harmed.

Our brand may be impaired by a number of other factors, including a failure to protect the cryptographic keys, data and software of end customers, any failure to keep pace with technological advances on our platform or with our services, a failure to protect our intellectual property rights, or any alleged violations of law, regulations, or public policy. Further, if our partners fail to maintain high standards in the supply chain, or if we partner with supply chain partners that our customers reject, the strength of our brand could be adversely affected.

We have not historically been required to spend considerable resources to establish and maintain our brand. However, if we are unable to maintain the growth rate in our customer base, we may be required to expend greater resources on advertising, marketing, and other brand-building efforts to preserve and enhance brand awareness, which would adversely affect our operating results and may not be effective.

We depend on our customers’ ability to sell their products, which may pose challenges for our ability to forecast or optimize our inventory and sales.

Large orders may depend on the ability of our customer to be awarded significant regional or national contracts. The design of many IoT devices comes with the risk that it may not see the demand that was expected in that market, or the high-volume contracts may be awarded to competing suppliers. Our customers may be bidding against several other suppliers to win a government contract and if they lose the bid, we will not see the results that were originally expected during the forecasting of the opportunity size and profitability. As such, the volume predictions that were used in the pricing negotiations and forecasts may not always be achievable by our customers and may adversely affect our operating results.

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine, and more recently, the Israel-Hamas war. Our business, financial condition and results of operations may be materially adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.

U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine.

In February 2022, a full-scale military invasion of Ukraine by Russian troops was reported. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. We are continuing to monitor the situation in Ukraine and globally and assessing its potential impact on our business. Additionally, Russia’s prior annexation of Crimea, recent recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to sanctions and other penalties being levied by the United States, European Union and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic, including agreement to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication, or SWIFT, payment system, expansive ban on imports and exports of products to and from Russia and ban on exportation of U.S. denominated bank notes to Russia or persons located there. Additional potential sanctions and penalties have also been proposed and/or threatened. Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets.

Additionally, on October 7, 2023, Hamas, a U.S. designated terrorist organization, launched a series of coordinated attacks from the Gaza Strip onto Israel. On October 8, 2023, Israel formally declared war on Hamas, and the armed conflict is ongoing as of the date of this filing.

Although our operations have not experienced material and adverse impact on supply chain, cybersecurity or other aspects of our business from the ongoing conflict between Russia and Ukraine, or from the war between Israel and Hamas, nor from any associated event such as the Red Sea shipping crisis, there is no assurance that such conflicts and events would not develop or escalate in a way that could materially and adversely affect our business, financial condition, and results of operations in the future.

We face many risks associated with our international expansion, including geopolitical tensions, trade barriers, payment delays and currency failures.

We are continuing to expand our operations into additional international markets. The expansion into international markets may cause difficulties because of distance, as well as language and cultural differences. Other risks related to international operations include fluctuations in currency exchange rates, difficulties arising from staffing and managing foreign operations, legal and regulatory requirements of different countries, and overlapping or differing tax laws. Management cannot assure that it will be able to market and operate SEALSQ’s services successfully in foreign markets, select appropriate markets to enter, open new offices efficiently or manage new offices profitably.

Offering our services in a new geographical area also poses geopolitical risks. For example, export and import of cryptographic technologies is subject to sanctions, and national import and export restrictions. Changes in these restrictions due to geopolitical tensions may significantly harm our business.

As a result of these obstacles, we may find it impossible or prohibitively expensive to enter additional markets, or our entry into foreign markets could be delayed, which could hinder our ability to grow our business.

Business practices in the global markets that we serve may differ and may require us to include non-standard terms in customer contracts, such as extended payment or warranty terms. To the extent that we enter into customer contracts that include non-standard terms related to payment, warranties or performance obligations, our results of operations may be adversely impacted.

Additionally, our global sales and operations are subject to a number of risks, including the following:

•	difficulty in enforcing contracts and managing collections, as well as long collection periods;

•	costs of doing business globally, including costs incurred in maintaining office space, securing adequate staffing and localizing our contracts;

•	management communication and integration problems resulting from cultural and geographic dispersion;

•	risk of unexpected changes in regulatory practices, tariffs, tax laws and treaties;

•	compliance with anti-bribery laws;

•	heightened risk of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact financial results, and give rise to restatements of, or irregularities in, financial statements;

•	social, economic and political instability, terrorist attacks and security concerns in general;

•	reduced or uncertain protection of intellectual property rights in some countries; and

•	potentially adverse tax consequences.

These factors could harm our ability to generate future global revenues and, consequently, materially impact our business, results of operations and financial condition.

Global inflationary pressure may have an adverse impact on our gross margins and our business.

As of the date of this report, global inflationary pressure has not materially affected our gross margins and our business. Our suppliers, which are all based in Asia, have not been impacted by the price inflation for energy that Europe and other geographies have experienced, nor from some raw material price inflation which might impact other industries. For fiscal year 2023, we incurred significant payroll cost increases for some of our employees in order to retain and hire engineers given the strong local demand for experienced software and hardware engineers. While we believe that these costs will be balanced by the US Dollar to Euro exchange rate evolution which has absorbed the extra costs caused by the salary increase, there is no assurance that this cost balance will continue. Accordingly, continued inflationary pressure may have an adverse impact on our gross margins and could have a material adverse effect on our business, financial condition, results of operations or cash flows.

We may need to discontinue products and services. During the ramp-down of such products and services, we may experience a negative impact on our sales.

All products have a natural lifecycle that includes the inevitable end-of-life process. During the ramping down of a product, product family, or services there are many ways that our business operations can be challenged. Last-time-buys are a typical way for customers to deal with the end-of-life of a product that is still critical to one of their end products. These kinds of orders show an increase in short term sales but result in the abrupt drop off in revenue from that customer, for that product, after the last time buy is delivered. Discontinuing a product or service also comes with the risk that we may lose that customer for good if we do not have a replacement for the product or if they decide to look at alternative suppliers because of the change in supply.

Obligations associated with being a public company require significant company resources and management attention.

We are subject to the reporting requirements of the Securities Exchange Act, and the other rules and regulations of the SEC, including the Sarbanes-Oxley Act. Section 404 of Sarbanes-Oxley requires that we evaluate and determine the effectiveness of our internal control over financial reporting. We became subject to such requirements recently, following the Spin-Off Distribution.

We work with our legal, accounting and financial advisors to identify any areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. We evaluate areas such as corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We will make changes in any of these and other areas, including our internal control over financial reporting, which we believe are necessary. However, these and other measures we may take may not be sufficient to allow us to satisfy our obligations as a public company on a timely and reliable basis. In addition, compliance with reporting and other requirements applicable to public companies do create additional costs for us and require the time and attention of management. Our limited management resources may exacerbate the difficulties in complying with these reporting and other requirements while focusing on executing our business strategy. We may not be able to predict or estimate the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management’s attention to these matters will have on our business.

If management is unable to provide reports as to the effectiveness of our internal control over financial reporting, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our Ordinary Shares.

Under Section 404 of Sarbanes-Oxley, we are required to include in each of our annual reports on Form 20-F, beginning with the second such annual report on Form 20-F after the Spin-Off Distribution, a report containing our management’s assessment of the effectiveness of our internal control over financial reporting. If, in such annual reports on Form 20-F, our management cannot provide a report as to the effectiveness of our internal control over financial reporting as required by Section 404, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our Ordinary Shares.

We are dependent upon our parent company and other members of the WISeKey Group regarding the provision of certain services.

We are currently dependent upon our parent company and other members of the WISeKey Group for the provision of certain services, in particular the roles of Chief Executive Officer and Chief Financial Officer, as well as certain financial, legal and Information Technology support. We have entered into certain service agreements with our parent company under the terms of which certain members of staff and associated resources of WISeKey will be required to carry out certain tasks and duties on behalf of SEALSQ. Under the terms of the service agreements, WISeKey agrees to provide these services to SEALSQ on a cost-plus basis and WISeKey will regularly invoice SEALSQ for the associated costs of providing these services. However, if WISeKey were to no longer carry out these roles then SEALSQ would be required to appoint the appropriate C-suite staff and build out its own support functions which may lead to additional costs and a loss of expertise in the short-term.

Financial Risks

We are exposed to risks associated with acquisitions and investments.

We may in the future make acquisitions of, or investments in, existing companies or existing or new businesses. Acquisitions and investments involve numerous risks that vary depending on their scale and nature, including, but not limited to:

•	diversion of management's attention from other operational matters;

•	inability to complete proposed transactions as anticipated or at all (and any ensuing obligation to pay a termination fee or other costs and expenses);

•	the possibility that the acquired business will not be successfully integrated or that anticipated cost savings, synergies or other benefits will not be realized;

•	the acquired business or strategic partnership may lose market acceptance or profitability;

•	a decrease in our cash or an increase in our indebtedness, including security interests that may have to be constituted as part of the acquisition indebtedness, may limit our ability to access additional capital when needed;

•	failure to commercialize purchased technologies, intellectual property rights or partnered solutions;

•	initial dependence on unfamiliar supply chains or relatively small supply partners;

•	inability to obtain and protect intellectual property rights in key technologies;

•	incurrence of unexpected liabilities; and

•	loss of key personnel and clients or customers of acquired businesses.

In addition, if SEALSQ is unsuccessful at integrating such acquisitions or the technologies associated with such acquisitions, our revenues and results of operations could be adversely affected. Any integration process may require significant time and resources, and SEALSQ may not be able to manage the process successfully. SEALSQ may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges. SEALSQ may have to pay cash, incur debt or issue equity securities to pay for any such acquisition, each of which could adversely affect our financial condition. The sale of equity or incurrence of debt to finance any such acquisitions could result in dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations.

We may need additional capital in the future and it may not be available on terms favorable to us or at all.

We may require additional capital in the future to do, among other things, the following:

•	enhance and expand the range of products and services we offer;

•	respond to potential strategic opportunities, such as investments, acquisitions and expansions; and

•	fund our operations.

Our ability to obtain external financing in the future is subject to a variety of uncertainties, including: (i) our financial condition, results of operations and cash flows, and (ii) general market conditions for financing activities.

The terms of available financing may also restrict our financial and operating flexibility. If adequate funds are not available on acceptable terms, we may be forced to reduce our operations or delay, limit or abandon expansion opportunities. Moreover, even if we are able to continue our operations, the failure to obtain additional financing could have a material adverse effect on our business, financial condition and results of operations.

We are a holding company with no direct cash generating operations and which relies on its subsidiaries to provide it with funds necessary to pay dividends to shareholders.

We are a holding company with no significant assets other than the equity interests in its subsidiaries. The Company's subsidiaries own substantially all the rights to its revenue streams. The Company has no legal obligation to, and may not, declare dividends or other distributions on its shares. The Company's ability to pay dividends to its shareholders depends on its ability to satisfy a solvency test under the BVI Act and its Articles, which will depend on the performance of its subsidiaries and their ability to distribute funds to the Company. Under the BVI Act, a company satisfies the solvency test if the value of the company’s assets exceeds its liabilities and the company is able to pay its debts as they fall due (the “BVI Solvency Test”).

The ability of a subsidiary to make distributions to the Company could be affected by a claim or other action by a third party, including a creditor, or by laws which regulate the payment of dividends by companies. In addition, the subsidiaries' ability to distribute funds to the Company depends on, among other things, the availability of sufficient legally distributable profit of such subsidiaries. The Company cannot offer any assurance that legally distributable profit or reserves from capital contributions will be available in any given financial year.

Even if the BVI Solvency Test can be met, the Company may not be able to pay a dividend or a distribution for a variety of reasons. Payment of future dividends and other distributions will depend on our liquidity and cash flow generation, financial condition and other factors, including regulatory and liquidity requirements, as well as tax and other legal considerations.

Legal Risks

Claims, Litigation, Government Investigations, and Other Proceedings May Adversely Affect Our Business and Results of Operations

We face a variety of potential claims, lawsuits, investigations, and other legal proceedings across different areas, such as intellectual property, taxes, labor, privacy, data security, consumer protection, commercial disputes, and more, involving both our own operations and those of third parties. These proceedings can negatively impact us due to legal expenses, disruption of operations, diversion of management attention, adverse publicity, and other factors. The outcomes of these matters are uncertain and come with significant risks. Assessing potential losses and establishing legal reserves involves judgment and may not fully capture all uncertainties and unpredictable outcomes. Until these matters are resolved, we may face losses beyond what is currently recorded, which could be significant. Changes or inaccuracies in our estimates and assumptions could materially affect our business or financial results.

Employment laws in some of the countries in which we operate are relatively stringent.

As of December 31, 2023, we had employees located in the United States, in France and other countries and regions. In some of the countries in which we operate, employment laws may grant significant job protection to employees, including rights on termination of employment and setting maximum number of hours and days per week that a particular employee is permitted to work. In addition, in certain countries in which we operate, SEALSQ is or may be required to consult and seek the advice of employee representatives and/or unions. These laws, coupled with the requirement to consult with any relevant employee representatives and unions, could impact our ability to react to market changes and the needs of our business.

SEALSQ may incur fines or penalties, damage to its reputation or other adverse consequences if its employees, agents or business partners violate, or are alleged to have violated, anti-bribery, competition or other laws.

SEALSQ's internal controls may not always protect us from reckless or criminal acts committed by our employees, agents or business partners that would violate BVI, U.S. or other laws, including anti-bribery, competition, trade sanctions and regulations and other related laws. Any such improper actions could subject SEALSQ to administrative, civil or criminal investigations in the competent jurisdictions, could lead to substantial civil or criminal monetary and non-monetary penalties against SEALSQ or our subsidiaries, and could damage our reputation. Even the allegation or appearance of SEALSQ's employees, agents or business partners acting improperly or illegally could damage our reputation and result in significant expenditures in investigating and responding to such actions.

We could be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.

As SEALSQ continues to expand products, partnerships, sales and distribution, the risk of being involved in legal proceedings will invariably increase. While SEALSQ has successfully avoided being involved in legal proceedings in the past, it may not be able to do so in the future. Legal proceedings, especially when involving intellectual property rights and product liability, may have material adverse effects on SEALSQ’s financial condition, results of operations and cash flows.

Risks Related to Taxation

If a United States person is treated as owning at least 10% of our shares, including constructively through the ownership of the Convertible Notes, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. investor owns or is treated as owning (indirectly or constructively, including constructively through the ownership of the Convertible Notes) at least 10% of the total value or voting power of our shares, such investor generally will be treated as a "United States shareholder" with respect to each "controlled foreign corporation," or CFC, in our group. As a result of the current ownership of our shares, including the application of certain attribution rules, we believe that we and our non-U.S. subsidiaries are likely to be classified as CFCs.

A United States shareholder of a CFC is generally required to report annually and include in its U.S. federal taxable income its pro rata share of “subpart F income,” “global intangible low-taxed income” and investments in U.S. property by the controlled foreign corporation, regardless of whether it makes any distribution of that income. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder's U.S. federal income tax return for the year for which reporting was due from starting. Any such U.S. holder who is an individual generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a U.S. corporation.

We cannot provide any assurance that we will assist investors in determining whether we or any of our non-U.S. subsidiaries is treated as a CFC or whether any investor is treated as a United States shareholder with respect to any such CFC or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. U.S. holders should consult their tax advisers regarding the potential application of these rules to their investment in our shares.

There can be no assurance that SEALSQ will not be a PFIC for any taxable year.

Under the Code, generally a non-U.S. corporation is a passive foreign investment company (“PFIC”) for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income.

Based on SEALSQ’s financial statements, business plan and certain estimates, including as to the relative values of its assets, SEALSQ believes it was not a PFIC for its 2023 taxable year, although there can be no assurance in this regard. Additionally, based on the current and projected composition of assets and income of SEALSQ and its subsidiaries, it is not expected that SEALSQ will be treated as a PFIC for its current taxable year or in the foreseeable future. However, the determination of whether SEALSQ is a PFIC is a fact-intensive determination that must be made on an annual basis applying principles and methodologies that are in some circumstances unclear. Moreover, whether SEALSQ is a PFIC for a particular year will depend on the composition of its income and assets and the value of its assets from time to time (which may be determined, in part, by reference to the market price of SEALSQ Ordinary Shares, which may fluctuate substantially over time). Accordingly, there can be no assurances regarding SEALSQ’s status as a PFIC for any taxable year.

If SEALSQ is a PFIC for any taxable year during which a U.S. investor holds SEALSQ Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See the discussion in the Item 10.E. Taxation section of this annual report titled “Material Tax Considerations — U.S. Federal Income Tax Considerations.” U.S. Holders are urged to consult with their own tax advisors regarding the possible application of the PFIC rules.

The Company could be required to comply with economic substance requirements in the British Virgin Islands

British Virgin Islands legislation requires certain entities registered in the British Virgin Islands engaged in “relevant activities” to maintain a substantial economic presence in the British Virgin Islands and to satisfy economic substance requirements. The list of “relevant activities” includes carrying on as a business any one or more of: banking, insurance, fund management, financing and leasing, headquarters, shipping, distribution and service centre, intellectual property and pure equity holding entities.

Entities which are tax resident outside of the British Virgin Islands (as the Company will be), provided they are not tax resident in a country included in Annex I to the European Union list of non-cooperative jurisdictions for tax purposes (which the Company is not), are not required to have economic substance in the British Virgin Islands, regardless of the activity they are conducting.

If our tax status changes and we are conducting any “relevant activities” or if the scope of the relevant statute is changed by subsequent legislation, we may be required to increase our substance in the British Virgin Islands, which could result in additional costs that could adversely affect our financial condition or results of operations. If we were required to satisfy economic substance requirements in the British Virgin Islands, but failed to do so, we could face spontaneous disclosure to competent authorities in the EU of the information filed by the entity with the BVI International Tax Authority and the BVI Financial Investigation Agency in connection with the economic substance requirements and our beneficial and legal ownership and may also face financial penalties, restriction or regulation of our business activities and/or may be struck off or liquidated as a registered entity in the British Virgin Islands.

The French tax authorities may determine that the Company is not a Swiss tax resident.

The British Virgin Islands are considered by France as a “non-cooperative state of territory” and, as such, adverse French tax consequences can arise on dividend and interest payments made to BVI shareholders of French companies. Under French law, payments of dividend and interest into a non-cooperative state or territory attract a withholding tax of 75%. However, this 75% withholding tax will not apply to dividends and interest paid by WISeKey Semiconductors SAS to SEALSQ Corp if (i) the dividends and interest are paid into a bank account that is not located in the BVI and (ii) SEALSQ is a Swiss resident company for tax purposes and can claim the benefits of the France-Switzerland double tax treaty.

We believe that SEALSQ is and will remain a Swiss resident company for tax purposes and that SEALSQ will benefit from the France-Switzerland double tax treaty. Additionally, any payments of dividends and interest to SEALSQ would be made into a bank account that is located in Switzerland and would not be subsequently rewired to a bank account located in the BVI (or any other blacklisted jurisdiction).

The status of SEALSQ’s tax residence may be subject to challenge by the French tax authorities and the onus would be upon SEALSQ to demonstrate that (i) SEALSQ has sufficient substance in Switzerland, including having its place of effective management in Switzerland along with sufficient substance, in particular employees and offices, (ii) SEALSQ is not controlled, directly or indirectly, by a non-French or non-Swiss tax resident, and (iii) SEALSQ is the beneficial owner of the dividends and interest paid by WISeKey Semiconductors SAS.

A change in tax laws, treaties or regulations, or their interpretation, of any country in which we operate, including tax rules limiting the deductibility of interest expense, could result in a higher tax rate on our earnings, which could result in a significant negative impact on our earnings and cash flows from operations.

We operate in various jurisdictions. Consequently, we are subject to changes in applicable tax laws, treaties or regulations in the jurisdictions in which we operate, which could include laws or policies directed toward companies organized in jurisdictions with low tax rates. A material change in the tax laws or policies, or their interpretation, of any country in which we have significant operations, or in which we are incorporated or resident, including the limitation of deductibility of interest expense, could result in a higher effective tax rate on our worldwide earnings and such change could be significant to our financial results.

Risk Related to Our Corporate Structure

As a “foreign private issuer” (within the meaning of the U.S. Securities Act) we are entitled to claim exemptions from certain Nasdaq corporate governance standards, and, if we elected to rely on these exemptions, you may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our ordinary shares.

We are exempted from certain corporate governance requirements of Nasdaq by virtue of being a foreign private issuer. We are required to provide a brief description of the significant differences between our corporate governance practices and the Nasdaq corporate governance practices required to be followed by domestic U.S. companies listed on Nasdaq. The standards applicable to us are considerably different from the standards applied to domestic U.S. issuers. For instance, we are not required to:

•	have a majority of the board of directors be independent (although all of the members of the audit committee must be independent under the Securities Exchange Act);

•	have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors; or

•	have regularly scheduled executive sessions with only independent directors.

We have relied on and intend to continue to rely on some of these exemptions. As a result, you may not be provided with the benefits of certain corporate governance requirements of Nasdaq.

We are a “controlled company” as defined under the Nasdaq Stock Market corporate governance rules. As a result, we qualify for, and intend to rely on, exemptions from certain corporate governance requirements that would otherwise provide protection to shareholders of other companies.

We are a “controlled company” as defined under the Nasdaq corporate governance rules because WISeKey owns and, following the consummation of this offering will continue to own more than 50% of our total voting power. For so long as we remain a controlled company, we may rely on certain exemptions from the corporate governance rules, including the rule that our board of directors be comprised of a majority of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Even if we cease to be a controlled company, we may still rely on exemptions available to foreign private issuers, including being able to adopt home country practices in relation to corporate governance matters.

We will likely not pay dividends in the foreseeable future.

Our dividend policy is subject to the discretion of our board of directors and will depend on, among other things, our earnings, financial condition, capital requirements and other factors. There is no assurance that our board of directors will declare dividends even if we are profitable. Under BVI law, we may only pay dividends if we satisfy the BVI Solvency Test. In addition, the Second Tranche Notes and Third Tranche Notes prohibit us and our subsidiaries from paying dividends or other cash distributions, except for intercompany transfers to us and payments to WISeKey.

As the rights of shareholders under British Virgin Islands law differ from those under U.S. law, you may have fewer protections as a shareholder.

Our corporate affairs will be governed by our Articles, the BVI Act, and the common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are governed by the BVI Act and the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from the common law of England and the wider Commonwealth, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are largely codified in the BVI Act, but are potentially not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. As a result of all of the above, holders of our shares may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a U.S. company.

British Virgin Islands companies may not be able to initiate shareholder derivative actions in the United States, thereby depriving shareholders of the ability to protect their interests.

Shareholders of British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. Shareholders of a British Virgin Islands company could, however, bring a derivative action in the British Virgin Islands courts, and there is a clear statutory right to commence such derivative claims under Section 184C of the BVI Act. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities laws, and to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

The laws of the British Virgin Islands may provide less protection for minority shareholders than those under U.S. law, so minority shareholders may have less recourse than they would under U.S. law if the shareholders are dissatisfied with the conduct of our affairs.

Under the laws of the British Virgin Islands, the rights of minority shareholders are protected by provisions of the BVI Act dealing with shareholder remedies and other remedies available under common law (in tort or contractual remedies). The principal protection under statutory law is that shareholders may bring an action to enforce the constitutional documents of the company (i.e., our Articles) as shareholders are entitled to have the affairs of the company conducted in accordance with the BVI Act and the memorandum and articles of association of the company. A shareholder may also bring an action under statute if they feel that the affairs of the company have been or will be carried out in a manner that is unfairly prejudicial or discriminating or oppressive to them. The BVI Act also provides for certain other protections for minority shareholders, including in respect of investigation of the company and inspection of the company books and records. There are also common law rights for the protection of shareholders that may be invoked, largely dependent on English common law, since the common law of the British Virgin Islands for business companies is limited.

The Company is not subject to the supervision of the BVI Financial Services Commission, and so the Shareholders are not protected by any regulatory inspections by the BVI Financial Services Commission in the BVI.

We are not an entity subject to any regulatory supervision in the BVI by the BVI Financial Services Commission. As a result, shareholders are not protected by any regulatory supervision or inspections by any regulatory agency in the BVI, and we are not required to observe any restrictions in respect of conduct save as disclosed in this report, our Articles, or the BVI Act.

It may be difficult to enforce service of process and judgments against us and our officers and directors.

We are incorporated under the laws of the British Virgin Islands and our principal executive offices are located outside the United States. Most of our directors and officers and those of our subsidiaries are residents of countries other than the United States. Substantially all of our and our subsidiaries’ assets and a substantial portion of the assets of our directors and officers are located outside the United States. As a result, it may be difficult or impossible for United States investors to effect service of process within the United States upon us, our directors or officers, our subsidiaries or to realize against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

BVI Regulatory Environment

We are currently a non-operating business and as such we do not have any industry-specific regulators or regulations that we need to comply with. As a BVI business company limited by shares, we are regulated by the laws of the British Virgin Islands, and principally by the corporate law of the BVI which is contained in the BVI Act. The BVI does not distinguish between public and private companies. We are also governed by the BVI Insolvency Act, 2003 (as amended), and the laws and regulations of the BVI which pertain to economic substance and beneficial ownership, as well as common law.

Risks Relating to Our Ordinary Shares

Our convertible note and warrant financing could cause substantial dilution and pressure on the public price of our Ordinary Shares as repayments under such notes can be paid in Ordinary Shares priced at a discount to market.

To the extent that the 4% Senior Original Issue Discount Convertible Notes due 2025 in an aggregate principal amount of $10,000,000.00 convertible into a number of Ordinary Shares (the “First Tranche Note”), the Second Tranche Notes and the Third Tranche Notes (together, the “Notes”) and the Warrants are converted into or exercised for Ordinary Shares, substantial amounts of our Ordinary Shares will be issued. The Notes may be converted, and the Warrants may become exercisable, at prevailing prices or discounts to prevailing prices, and the conversion price of the Notes and exercise price of the Warrants may be adjusted in the event of certain issuances of Ordinary Shares below the original Conversion Price. In addition, we have the ability under certain circumstances to make payments on the Notes in Ordinary Shares at a discount to prevailing market prices. We are required to reserve 200% of the original number of shares obtainable under each of the Second Tranche Notes and Second Tranche Warrants and the Third Tranche Notes and Third Tranche Warrants to provide for these circumstances. Although we cannot predict the number of our Ordinary Shares that will actually be issued in connection with any such Note conversions, Warrant exercises, and/or payments on the Notes, such issuances could result in substantial decreases to our share price.

As of March 11, 2024, the investors have converted all of the First Tranche Notes and a portion of the Second Tranche Notes into an aggregate of 14,693,068 Ordinary Shares. As of March 11, 2024, the total number of outstanding Ordinary Shares of the Company is currently 20,932,312.

Sales of our Ordinary Shares, or the perception of such sales, including by investors in the public market or otherwise could cause the market price for our Ordinary Shares to decline.

The sale of our Ordinary Shares in the public market or otherwise, or the perception that such sales could occur, could harm the prevailing market price of our Ordinary Shares. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that it deems appropriate (which ability to sell equity securities is also subject to restrictions under the terms of the Notes and related agreements as described below). Resales of our Ordinary Shares may cause the market price of our securities to drop significantly, regardless of the performance of our business.

Following the conversion of the Notes and/or the exercise of the Warrants, sales of a substantial number of Ordinary Shares in the public market could occur at any time following such conversion or exercise. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our Ordinary Shares.

Given the substantial number of Ordinary Shares that were registered for potential resale by the investors in the Notes and Warrants pursuant to the registration statement filed on February 5, 2024 (Reg. No.: 333-276877), the sale of shares by such investors, or the perception in the market that the shareholders of a large number of shares intend to sell shares, could increase the volatility of the market price of our Ordinary Shares or result in a significant decline in the public trading price of our Ordinary Shares.

The Notes and related agreements restrict our ability to obtain additional debt and equity financing which may restrict our ability to grow and finance our operations and, further, no assurances can be made that we will receive cash proceeds from the Warrants.

The agreements related to the sale of the Notes and Warrants contain a number of restrictive covenants that may impose significant operating and financial restrictions on us while Notes remain outstanding or unless the restrictions are waived by consent of each noteholder, including the following:

•	Until repaid, our indebtedness to the investors in the Notes is required to be the senior debt obligation of our company;

•	We do not have the ability to prepay the Notes prior to maturity;

•	Until July 11, 2024, the investors in the Notes and Warrants shall have the right to participate in up to thirty percent (30%) of our future financings undertaken during that period;

•	Beginning on January 9, 2024, if we issue any equity securities or indebtedness, then the investors in the Notes and Warrants may request prepayment of the principal and any accrued and unpaid Interest in an amount of up to thirty percent (30%) of the gross proceeds received by the Company in such financing;

•	From the date of the Purchase Agreement until such time as neither investor holds any of the Notes having a principal amount in excess of $250,000.00, we shall not: (i) enter into any financing transactions that qualify as “variable rate transactions” or (ii) utilize any “at the market” offering program in respect of our Ordinary Shares. In addition, while any Notes are outstanding, we shall not issue any equity option, warrant or similar instrument which contains an “alternative cashless exercise” provision that provides for the exercise of such security without payment of the exercise price in cash; and

•	If we enter into a definitive agreement with respect to a change of control of the Company, the investors in the Notes and Warrants may require us to prepay, effective immediately prior to the consummation of such change of control, an amount equal to one hundred and twenty percent (120%) of the sum of (x) the outstanding Principal of the Note and (y) and any accrued and unpaid Interest thereon.

A breach of the covenants or restrictions under the agreements governing our indebtedness could result in an event of default under these agreements. As a result of these restrictions, we may be limited in how we conduct our business, unable to raise additional debt or equity financing to operate during general economic or business downturns and/or unable to compete effectively or to take advantage of new business opportunities.

Our Ordinary Shares were not publicly traded before the completion of the Spin-Off Distribution on May 23, 2023. While an active trading market currently exists, such a market may not be maintained and therefore it may not provide you with adequate liquidity for our Ordinary Shares.

Before the Spin-Off Distribution, which was completed on May 23, 2023, there was no public market for our Ordinary Shares. As of March 11, 2024, WISeKey and its affiliates, including Mr. Carlos Moreira, held 29.12% of the Ordinary Shares and WISeKey held 100% of the Class F Shares, which together mean they held 64.56% of the voting rights of SEALSQ, and this concentration of ownership could make it less likely that an active and liquid trading market for our Ordinary Shares be maintained on Nasdaq.

We cannot predict the extent to which an active and liquid trading market on Nasdaq for our Ordinary Shares will be maintained. The lack of an active trading market on Nasdaq and low trading volume for our Ordinary Shares, may make it more difficult for you to sell our Ordinary Shares and could lead to our share price becoming depressed or volatile. If an active and liquid trading market is not maintained, relatively small sales of our Ordinary Shares could have a significant negative impact on the price of our Ordinary Shares.

We may experience extreme share price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

The US stock market has witnessed instances of extreme stock price run-ups followed by rapid price declines in 2023 and such stock price volatility seemed unrelated to the issuers’ performance subsequent to their recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalized company, the share price of our Ordinary Shares may experience extreme volatility, lower trading volume and less liquidity than large-capitalized companies. Although the specific cause of such volatility is unclear, our anticipated small public float may amplify the impact the actions taken by a few shareholders have on the price of our Ordinary Shares, which may cause our share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. The potential extreme volatility may confuse public investors regarding the value of our shares, distort the market perception of our share price and our company’s financial performance and public image, and negatively affect the long-term liquidity of our Ordinary Shares, regardless of our actual or expected operating performance. Should our Ordinary Shares experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of our Ordinary Shares and our ability to access the capital market may be materially adversely affected. In addition, if the trading volumes of our Ordinary Shares are low, holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

As a company that became publicly traded on May 19, 2023, there is currently limited analyst coverage of the Company. The trading market for our Ordinary Shares will depend, in part, upon the research and reports that securities or industry analysts publish about us or our business. We do not have any control over analysts as to whether they will cover us, and if they do, whether such coverage will continue. If additional analysts do not commence coverage of the Company, or if one or more of these analysts cease coverage of the Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline. In addition, if one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price may likely decline.

You may experience future dilution as a result of future equity offerings and other issuances of our Ordinary Shares or other securities.

In order to raise additional capital, including to support our growth plans, or in connection with equity awards, strategic transactions or otherwise, we may in the future offer additional Ordinary Shares, or other securities convertible into or exchangeable for our Ordinary Shares, including convertible debt. We expect that a component of our potential future financing requirements will be raised through equity offerings. We cannot predict the size of future issuances or sales of our Ordinary Shares or other securities, including those made in connection with future acquisitions or capital raising activities, or the effect, if any, that such issuances or sales may have on the market price of our Ordinary Shares. The issuance and sale of substantial amounts of Ordinary Shares or other equity-linked securities, or announcement that such issuance and sales may occur, could adversely affect the market price of our Ordinary Shares. In addition, we cannot assure you that we will be able to make future sales of our Ordinary Shares or other securities in any other offering at a price per share that is equal to or greater than the price per share paid by investors, and investors purchasing shares or other securities in the future could have rights that are superior to existing shareholders. The issuance of additional Ordinary Shares or other securities could adversely impact the trading price of our Ordinary Shares.

The market price of our Ordinary Shares may be subject to significant fluctuations.

The market price of our Ordinary Shares may be subject to significant fluctuations as a result of many factors, some of which are beyond our control. Among the factors that could affect our share price are:

•	our operating and financial results;

•	future announcements concerning our business;

•	changes in revenue or earnings estimates and recommendations by securities analysts;

•	changes in our business strategy and operations;

•	changes in our senior management or board of directors;

•	speculation of the press or the investment community;

•	disposals of Ordinary Shares by shareholders;

•	actions of competitors;

•	our involvement in acquisitions, strategic alliances or joint ventures;

•	regulatory factors;

•	arrival and departure of key personnel;

•	investment community views on technology stock;

•	liquidity of the Ordinary Shares; and

•	general market, economic and political conditions.

If our Ordinary Shares do not meet the Nasdaq Capital Market’s minimum share price requirement, and if we cannot cure such deficiency within the prescribed timeframe, our Ordinary Shares could be delisted.

Under the rules of the Nasdaq Capital Market, listed companies are required to maintain a share price of at least $1.00 per share. If the share price declines below $1.00 for a period of 30 consecutive business days, then the listed company has a cure period of at least 180 days to regain compliance with the $1.00 per share minimum. If the price of our Ordinary Shares closes below $1.00 for 30 consecutive days, and if we cannot cure that deficiency within the 180-day timeframe, then our Ordinary Shares could be delisted.

If the market price of our Ordinary Shares is below $5.00 per share, under stock exchange rules, our shareholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to continue to use our Ordinary Shares as collateral may lead to sales of such shares creating downward pressure and increased volatility in the market price of our Ordinary Shares.

Provisions in our Articles are intended to discourage certain types of transactions that may involve an actual or threatened hostile acquisition of control over SEALSQ, which will likely depress the trading price of our Ordinary Shares.

Our Articles contain provisions that may make the acquisition of control over SEALSQ more difficult, including the following:

•	Our dual class share structure, which provides holders of our Class F Shares the ability to effectively control the outcome of matters requiring shareholder approval, even if they own significantly less than a majority of our outstanding shares. Our Articles provide that holders of our Class F Shares as a class are fixed at 49.99% of the Company’s voting power irrespective of the number of Ordinary Shares that may be issued in the future.

•	The ownership of our Class F Shares is subject to the following limitations:

o	in the event of a change of control (being the acquisition by any person or entity, alone or jointly, of more than 50% of the voting rights of any Class F Shareholder which is a corporate entity), as determined by SEALSQ’s board of directors, the Class F Shares owned by such Class F Shareholder will be subject to a mandatory and automatic redemption by SEALSQ in exchange for the issuance of new Ordinary Shares at a ratio of five (5) Ordinary Shares for each one (1) Class F Share redeemed;

o	the Class F Shares are non-transferrable; and

o	the holders of Class F Shares will be bound by the terms of a Class F Shareholders’ Agreement.

•	The absence of cumulative voting.

•	Vacancies on our board of directors will be able to be filled only by our board of directors and not by shareholders.

•	The Class F Shareholders’ Agreement provides that the holders of Class F Shares:

o	will vote the Class F Shares held by them as one and in accordance with the majority (by the number of shares held) view of the holders of the Class F Shares; and

o	are bound by the redemption provisions set out in the Articles and required to take all necessary action to comply with them.

These provisions, alone or together, could discourage, delay or prevent a transaction involving a change of control of our Company. These provisions could also limit the opportunity for our shareholders to receive a premium for their Ordinary Shares and could also affect the price that some investors are willing to pay for our Ordinary Shares.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors.

We are an “emerging growth company”, as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. We cannot predict if investors will find our Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

In addition, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company.

For as long as we take advantage of the reduced reporting obligations, the information that we provide our shareholders may be different from information provided by other public companies.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K.

Techniques employed by short sellers may drive down the market price of the ordinary shares.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale.

As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its prospects to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend significant resources to investigate such allegations and/or defend ourselves.

While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business, and any investment in the ordinary shares could be greatly reduced or even rendered worthless.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against public companies following declines in the market prices of their securities. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and our resources, which could harm our business.

Risks Relating to the Dual Class Structure of our Shares

The dual class structure of our shares has the effect of concentrating voting power with certain shareholders, in particular WISeKey, which will effectively eliminate your ability to influence the outcome of important transactions, including a change of control.

Our Ordinary Shares, which are the shares that are being offered, have one (1) vote per share as against each other Ordinary Share but, as a class, the Ordinary Shares are fixed at 50.01% of the Company’s voting power. Our Class F Shares have a variable number of votes that ensure that WISeKey and other Class F Shareholders are fixed at 49.99% of the Company’s voting power, and WISeKey may, and as of March 11, 2024 does, have voting power that, in the aggregate, exceeds 49.99% of the Company’s voting power, regardless of the actual proportion of the shares of the Company held by it. This voting feature is not common among other corporations and may have an adverse effect on our shareholders other than WISeKey. SEALSQ is reserving up to 5% of its Class F Shares for issuance pursuant to an F Share Option Plan for certain directors and senior management of SEALSQ, its subsidiaries and its parent. As a result, WISeKey’s initial ownership percentage of Class F Shares is subject to the grant and exercise of SEALSQ Class F Share Options from time to time. Our Articles provide that, in the event of a change of control (being the acquisition by any person or entity, alone or jointly, of more than 50% of the voting rights of any Class F Shareholder which is a corporate entity), as determined by SEALSQ’s board of director, the Class F Shares owned by such Class F Shareholder will be subject to a mandatory and automatic redemption by SEALSQ in exchange for the issuance of new Ordinary Shares at a ratio of five (5) Ordinary Shares for each one (1) Class F Share redeemed. A change in the control of WISeKey would trigger this provision as it is a corporate entity holding Class F Shares. See Item 10.B. Memorandum and Articles of Association for a further discussion of the terms of the Articles. Accordingly, WISeKey will effectively control all matters submitted to the shareholders for the foreseeable future, including the election of directors, amendments of our organizational documents, compensation matters, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval.

WISeKey and the other Class F Shareholders may have interests that differ from yours and may vote in a way with which you disagree with and which may be adverse to your interests. This concentrated control is likely to have the effect of limiting the likelihood of an unsolicited merger proposal, unsolicited tender offer, or proxy contest for the removal of directors. As a result, our governance structure and our Articles may have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices and make it more difficult to replace our directors and management.

Our governance structure and our Articles may negatively affect the decision by certain institutional investors to purchase or hold our Ordinary Shares.

The holding of low-voting shares, such as our Ordinary Shares, may not be permitted by the investment policies of certain institutional investors or may be less attractive to the portfolio managers of certain institutional investors. In addition, in July 2017, FTSE Russell and Standard & Poor’s announced that they would cease to allow most newly public companies utilizing dual- or multi-class capital structures to be included in their indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400, and S&P SmallCap 600, which together make up the S&P Composite 1500. Our multi-class share structure may make us ineligible for inclusion in any of these and certain other indices, and as a result, mutual funds, exchange-traded funds, and other investment vehicles that attempt to passively track these indices would not invest in our shares. These policies may depress our valuation compared to those of other similar companies that are included.

The Shareholders’ Agreement also has the effect of concentrating voting power with WISeKey and the other Class F Shareholders, which will effectively eliminate your ability to influence the outcome of important transactions, including a change of control.

Our Articles provide that all Class F Shareholders must enter into the Shareholders’ Agreement. The Shareholders’ Agreement provides that all of the Class F Shares will be voted as one and in accordance with the majority (by the number of shares held) view of the holders of the Class F Shares. Accordingly, together with our dual class structure, such Class F Shareholders will effectively control all matters submitted to the shareholders for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval.

WISeKey and other Class F Shareholders could have, and WISeKey currently does have, voting power that exceeds 49.99% of the voting power of our outstanding capital stock.

Our Articles will not prevent WISeKey or other Class F shareholders from having more than 49.99% of the voting power of our outstanding shares in aggregate. As of March 11, 2024, WISeKey holds 28.67% of our Ordinary Shares, and combined with its holding of Class F Shares, 64.33% of the voting power of our outstanding shares in aggregate (assuming no options on Class F Shares have been exercised). If all 45,000,000 Ordinary Shares that were registered under the registration statement filed on February 5, 2024 (File no.: 333-276877) are issued (assuming no other issuances of Ordinary Shares), WISeKey will hold approximately 9.64% of our Ordinary Shares, and combined with its holding of Class F Shares, 54.81% of the voting power of our outstanding shares in aggregate (assuming no options on Class F Shares have been exercised). In the future, other Class F Shareholders could have voting power that exceeds 49.99% of the voting power of our outstanding shares in aggregate, including substantially in excess, as a result of their ownership of our Ordinary Shares.

As a result of issuances of our Ordinary Shares or the disposal of Ordinary Shares by WISeKey and other Class F Shareholders, WISeKey and other Class F Shareholders could have, and WISeKey currently does have, voting power that is substantially greater than, and outsized in comparison to, their economic interests and the percentage of our Ordinary Shares that they hold.

In certain circumstances, our Class F Shareholders could have voting power that is substantially greater than, and outsized in comparison to, their economic interests and the percentage of our Ordinary Shares that they hold. This separation between voting power and economic interests could cause conflicts of interest between WISeKey, our Class F Shareholders and our other shareholders, which may result in WISeKey and our other Class F Shareholders undertaking, or causing us to undertake, actions that would be desirable for WISeKey and our Class F Shareholders but would not be desirable for our other shareholders.

As of March 11, 2024, WISeKey holds 29.12% of our Ordinary Shares, and combined with its holding of Class F Shares, 64.56% of the voting power of our outstanding shares in aggregate (assuming no options on Class F Shares have been exercised). In the event that WISeKey and our other Class F Shareholders have less than 49.99% of the voting power of our shares prior to giving effect to the voting power of the Class F Shares, which is currently the case, the issuance of additional shares by us in the future to shareholders other than Class F Shareholders will dilute the economic interests of WISeKey and our other Class F Shareholders but will not result in further dilution of the voting power of WISeKey and our other Class F Shareholders. If all 45,000,000 Ordinary Shares that were registered under the registration statement filed on February 5, 2024 (Reg. No.: 333-276877)(and assuming no other issuances of Ordinary Shares) were used, WISeKey will hold approximately 9.64% of our Ordinary Shares, and combined with its holding of Class F Shares, 54.81% of the voting power of our outstanding shares in aggregate (assuming no options on Class F Shares have been exercised). Because the Class F Shares have variable voting rights, such issuances will instead correspondingly increase the voting power of the Class F Shares.

Future issuances of our Ordinary Shares, such as from conversions of the Second Tranche Notes and the Third Tranche Notes, or the exercise of Warrants, will dilute the voting power of our holders of Ordinary Shares, but may not result in further dilution of the voting power of Class F Shareholders.

Future issuances of our Ordinary Shares (e.g., such as from conversions of the Second and Third Tranche Notes, from the exercise of the Warrants, or in the event of a mandatory redemption of WISeKey’s F Shares) will dilute the voting power and economic interests of holders of our Ordinary Shares and future issuances to shareholders other than Class F Shareholders will dilute only the economic interests of our Class F Shareholders. However, because the Class F Shares have variable voting rights, in the event that our Class F Shareholders have less than 49.999999% of the voting power of our shares prior to giving effect to the voting power of the Class F Shares, future issuances of Ordinary Shares to shareholders other than Class F Shareholders will not result in dilution of the voting power of our Class F Shareholders, but rather, will correspondingly increase the voting power of the Class F Shares.

Item 4.	Information on the Company

A.	History and Development of the Company

SEALSQ CORP (formally known as “SEAL (BVI) Corp.”) was incorporated as a BVI business company under the BVI Business Companies Act, 2004, in the British Virgin Islands on April 1, 2022. The Company’s registered office is located at Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The registered agent of the Company is Harneys Corporate Services Limited of Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, VG 1110, British Virgin Islands. Our principal executive offices and effective place of management are located at Avenue Louis-Casaï 58, 1216 Cointrin, Switzerland. Our telephone number from the United States is 011 41 22 594 3000. Our website can be accessed at www.SEALSQ.com. The information on or linked to on our website is not a part of this report.

SEALSQ Corp is the holding company of the SEALSQ Group. The SEALSQ Group consists of SEALSQ Corp, WISeKey Semiconductors SAS, WISeKey IoT Japan KK and WISeKey Semiconductors, Taiwan Branch. Our business purpose is to incorporate, acquire, hold, and dispose of interests in national and international entities, in particular entities active in the area of security technology of IoT devices, branded appliances and precious objects, and other such related areas.

SEALSQ is a subsidiary of WISeKey International Holding Ltd, a Swiss stock corporation (Aktiengesellschaft) of unlimited duration under the laws of Switzerland and registered in the Commercial Register of the Canton of Zug, Switzerland, on December 2, 2015 under the register number CHE-143.782.707. SEALSQ was incorporated by WISeKey to serve as the holding company of 2 subsidiaries and 1 branch (which formerly represented WISeKey’s global semiconductor business). Pursuant to an internal restructuring of WISeKey on January 1, 2023, WISeKey transferred the ownership of WISeKey Semiconductors SAS (formerly known as “VaultIC SAS”), a French semiconductor manufacturer and distributor, WISeKey IoT Japan KK, a Japan-based sales subsidiary of WISeKey Semiconductors SAS, and WISeKey Semiconductors, Taiwan Branch, a Taiwan-based sales and support branch of WISeKey Semiconductors SAS, to SEALSQ in a share exchange.

WISeKey Semiconductors SAS was incorporated in France on September 30, 2010, and was acquired by WISeKey International Holding AG on September 21, 2016 for a total consideration of USD 11.0 million. On March 15, 2020, WISeKey Semiconductors SAS purchased the entire share capital of WISeCoin R&D Lab France SAS, a French company engaged in research and development in the connected device and IoT security domain, from WISeCoin AG, a fellow undertaking of WISeKey, for a notional consideration of EUR 1. On January 1, 2021, the entire assets and liabilities of WISeCoin R&D Lab France SAS were merged into WISeKey Semiconductors SAS and WISeCoin R&D Lab France SAS was dissolved with immediate effect. WISeKey Semiconductors SAS purchased the entire share capital of WISeKey IoT Japan KK on April 15, 2019 from WISeKey SA, a fellow subsidiary undertaking of WISeKey International Holding AG for a nominal consideration of JPY 1. WISeKey Semiconductors SAS completed the transfer of WISeKey Semiconductors, Taiwan Branch, on March 4, 2019 from WISeKey International Holding AG for no consideration.

On January 1, 2023, WISeKey contributed these subsidiaries to SEALSQ, and on May 23, 2023, as the then-sole shareholder of SEALSQ, distributed 20% of SEALSQ’s outstanding ordinary shares of USD 0.01 par value per share (“Ordinary Shares”) to holders of WISeKey Class B Shares (“Class B Shares”), including to holders of WISeKey American Depositary Shares (“ADSs”) representing Class B Shares, and to holders of WISeKey Class A Shares (“Class A Shares”), as a distribution by way of a dividend in kind to such holders who held such ADSs as of the May 22, 2023 record date and such Class B shares and Class A shares as of the May 19, 2023 record date (the “Spin-Off Distribution”). As of December 31, 2023, WISeKey held 100% ownership of SEALSQ Class F Shares with a par value of USD 0.05 per share (“Class F Shares” and the holders thereof "Class F Shareholders") and 38.85% of SEALSQ Ordinary Shares. As of March 11, 2024, WISeKey holds 100% ownership of SEALSQ Class F Shares with a par value of USD 0.05 per share (“Class F Shares” and the holders thereof "Class F Shareholders") and 28.67% of SEALSQ Ordinary Shares.

On May 24, 2023, SEALSQ listed its Ordinary Shares on the Nasdaq Global Market under the ticker symbol “LAES”. On October 4, 2023, SEALSQ transferred the listing of its Ordinary Shares from the Nasdaq Global Market to the Nasdaq Capital Market.

SEALSQ serves as an OEM supplier of state-of-the-art cybersecurity solutions and advanced semiconductors. We cater to a diverse range of clients, including manufacturers of IoT devices, branded appliances and valuable objects. SEALSQ stands at the intersection of physical and cyber trust, offering unparalleled assurance in an increasingly interconnected world. Our brand epitomizes digital comfort, trust, and a secure culture, protecting citizens, consumers, and professionals daily. At the heart of our offerings is the innovative integration of Cybersecurity, Semiconductors, and Post-Quantum IoT, elevating our solutions to new heights of security and reliability. We are transforming technology, utilizing IoT-generated data, protected and authenticated by our innovative technology, to enable operational enhancements.

The SEC maintains an internet site at http://www.sec.gov that contains reports, information statements, and other information regarding issuers that file electronically with the SEC.

B.	Business Overview

a. Overview

Our mission at SEALSQ is to pioneer the integration of digital trust into the physical world.

SEALSQ stands at the intersection of physical and cyber trust, offering unparalleled assurance in an increasingly interconnected world. At the heart of our offerings is the innovative integration of Cybersecurity, Semiconductors, and Post-Quantum Internet of Things (“IOT”).

We are transforming technology, utilizing IoT-generated data, protected and authenticated by our innovative technology, to enable operational enhancements.

SEALSQ uses a unique method to secure semiconductors designed by the Company through cutting-edge authentication processes, combined with post-quantum technology and third-party identity blockchains, to ensure the authenticity of the original IoT.

SEALSQ uses a patented method to digitally certify the authenticity of a physical object of value. The method includes a storage device, a digital certificate of authenticity (encrypted information reflecting at least one characteristic unique to the physical object, checking, whenever required, the validity of the digital certificate of authenticity by use of a network computer), the network computer cooperating with the storage device and a validating or a certifying authority.

With a rich portfolio of 40 patent families, covering over 110 fundamental individual patents, and another 12 patents under review, SEALSQ continues to expand its platform use in various domains. SEALSQ semiconductors secure millions of objects: luxury products, high-end watches, routers, gateways, utilities meters, drones, authentication dongles, storage memory USB sticks, medical devices, connected door-locks, and electronic consumers devices, among others. These semiconductors include Digital Identification technology, such as Keys, Certificates or NFTs, that secures, authenticates, and proves ownership of digital and tangible assets.

Our semiconductors, when placed on an object, can securely link the object to NFTs, enabling authentication and tracking of the object. This model is much like an embedded ePassport, and confirm the identity of the object on the Blockchain ledger. This digital identity, used throughout the object’s lifetime, allows the object to become a “Trusted Object” of the Internet, and enables proof of its identity and provision of related verifiable data.

SEALSQ does not provide any technology or services in the management of the NFT creation or the distribution of NFTs. However, SEALSQ’s NFT-related business is to provide its security-related services, Secure Element, to customers in the form of security-enhanced semiconductors. The Secure Element service that SEALSQ provides enables SEALSQ’s customers to create and maintain a secure link between an object and its NFT (issued by a SEALSQ customer that purchases SEALSQ semiconductors) that is stored in a blockchain.

Our technology enables systems and methods for establishing the long-term authenticity of non-fungible tokens (“NFTs”) minted on a public blockchain by linking the NFT to its associated object (which itself may be physical, digital, tangible or intangible), the minter of the NFT, the nature of the association of the NFT minter to the associated physical object, and the possessor and/or originator of the object. In particular, our technology enables the “embodiment” of this information that constitutes the linkage between the NFT and the associated digital object, physical object, or intangible object (e.g., intellectual property assets, contracts, or other intangible assets), and consequently allows for authentication of the NFT and its related object in a variety of scenarios.

IoT Market

The significant growth of the IoT market, as reported by IoT Analytics1, highlights the increasing significance of IoT in our digital world. Many of the currently deployed IoT devices lack any serious form of security. As such, these devices contain weaknesses that can easily be exploited, and the vast majority of data transmission to or from these devices is left unprotected. Regulatory and legislative pressure in combination with the rising danger of ransomware and other types of attacks, will force IoT customers to adopt solid cybersecurity practices and techniques.

1 “State of IoT 2023”, IOT Analytics, May 2023

Given the rapidly growing number of connected IoT devices and an increasing awareness of the need for robust security measures for these devices, the IoT cybersecurity market presents enormous potential: More than 12 billion IoT devices were connected in 2021 and this number is expected to grow to 29 billion units in 2027 with CAGR of 16% according to IoTAnalytics2. McKinsey predicts an annual USD 12.6 trillion in economic value by 2030.3 Analysts expect the market of secure hardware to grow to more than 5 billion units in 20244, there are only a handful of suppliers in the world. ABI Research also forecasts that the global market size of secure hardware modules will grow from $0.8 billion in 2022 to $1.2 billion in 2026 at a CAGR of 10%.5

An increase in cyber threats targeting critical infrastructure systems is one reason ABI Research forecasts that Authentication IC (Integrated Circuit) will be at the center of IoT cybersecurity. ABI Research also anticipates that the global market size of the Authentication IC will grow from 0.3 billion in 2022 to 1 billion in 2026 at a CAGR of 57.1%.6

McKinsey7 listed a number of ‘head wind’ factors for IoT adoption rates. To cite some of their observations:

•	“Consumers, enterprise customers, and governments are increasingly concerned with IoT cybersecurity because the growing number of connected endpoints offers vulnerable points for hackers to exploit.”

•	“Companies are grappling with how much privacy customers will give up in return for lower prices or special offers in a retail setting. The COVID-19 pandemic has brought this issue into even sharper relief as governments and citizens attempt to balance public health with individual privacy.”

•	“Cybersecurity is a cross-cutting headwind to at-scale IoT deployments, so it should be unsurprising that this concern is particularly pronounced in the healthcare space. Not only is the security of the IoT device itself paramount but also that of the underlying data and analytics.”

Markets and Markets forecasts the global IoT cybersecurity market size to grow from $14.9 billion in 2021 to $40.3 billion by 2026, at a CAGR of 22.1% from 2021 to 2026.8

Allied Market Research valued the global IoT security market size at $8.4 billion in 2018 and projected the size to reach $74 billion million by 2026, growing at a CAGR of 31.20% from 2019 to 2026.9

2 “State of IoT 2023”, IOT Analytics, May 2023

3 “IoT value set to accelerate through 2030”, McKinsey, November 2021

4 “Digital Authentication and Embedded Security”, ABI Research, February 2020

5 “Hardware Security Modules”, ABI Research, January 2022

6 “Embedded Security for the IoT”, ABI Research, January March 2020.

7 “The Internet of Things: Catching up to an accelerating Opportunity”, McKinsey & Company, November 2021

8 “IoT Security Market by Type (Network Security, Endpoint Security, Application Security and Cloud Security), Component (Solutions & Services), Application Area, Deployment Mode (On-premises & Cloud), Organization Size, and Region – Global Forecast to 2026”, Markets And Markets, October 2021

9 “IoT Security Market by Component Solution (Solution and Services), Deployment Model (On-Premise and Cloud), Organization Size (Large Enterprises and Small & Medium Enterprises), Product Type (Device Authentication & Management, Identity Access & Management, Intrusion Detection System & Intrusion Prevention System, Data Encryption & Tokenization and Others), Security Type (Network Security, Endpoint Security, Application Security, Cloud Security, and Others), and Industry Vertical (Manufacturing, Retail & E-Commerce, Government & Defense, Transportation & Logistics, Energy & Utilities, Healthcare & Others); Global Opportunity Analysis and Industry Forecast, 2019-2026, Allied Market Research, January 2020

The IoT market has so far been self-regulated, and some industries are implementing sector-specific regulations. Governments, however, are increasingly aware of the cybersecurity risks of IoT that can leave citizens vulnerable to security and privacy risks. Lawmakers enact legislation to:

•	Make connected devices more resilient to cyber threats and attacks (IoT Cybersecurity); and

•	Protect the privacy of personal information (IoT Privacy).

Aspects of an IoT deployment may then be subject to many different forms of oversight.

As governments are adopting new legislation imposing security implementation requirements on IoT deployments, IoT devices and IoT deployments may no longer be able to comply with new and future legislation and regulations without implementing new levels of cybersecurity features.

Gartner expects that through 2026, less than 30% of U.S. critical infrastructure owners and operators will meet newly mandated government security requirements for cyber-physical systems.10 Gartner further expects that the percentage of nation states passing legislation to regulate ransomware payments, fines and negotiations will rise to 30% by the end of 2025, compared to less than 1% in 2021.11

Gartner also forecasts that, by 2025, 70% of CEOs will mandate a culture of organizational resilience to survive coincident threats from cybercrime, severe weather events, civil unrest and political instabilities.12

IoT Cybersecurity

Regarding critical infrastructure protection, regulators and legislators are increasingly concerned about security of IoT actuators in crowded places, power grids, telecom systems, public transport, traffic control, water distribution, and energy transport.

The EU Cybersecurity Act that came in effect in 2019, addresses these concerns and applies in all EU member states and the UK. It mandates the EU Agency for Network & Information Security (“ENISA”) to define an EU-wide cybersecurity certification framework.

The EU further enacted the Directive on security of network and information systems (“NIS”). It aims to reach a high level of cybersecurity for Critical National Infrastructure and essential services, and establishes a range of IoT cybersecurity requirements for operators of essential services and their digital service providers.

The U.S. currently lacks a federal IoT cybersecurity regulatory framework. The IoT Cybersecurity Improvement Act passed in 2020, however, sets minimum security standards for IoT devices procured by the federal government. While the bill avoids to directly regulate the private sector, it aims to leverage federal government procurement influence to encourage increased cybersecurity and put in place basic security measures for IoT devices. The bill further gives the National Institute of Standards & Technology (“NIST”), the authority to oversee IoT cybersecurity risks for equipment bought by the federal government, and to issue guidelines dealing with IoT cybersecurity. IoT devices procured by the federal government must comply with these recommendations.

At the state level, California and Oregon have gone further and passed new IoT security laws (resp. SB 327 and HB-2395) that became effective in 2020. These laws require that IoT devices sold in California and Oregon be fitted with reasonable security features to protect both the IoT device and the data it contains. They further place liability and burden of proof on the IoT vendors as soon as the device is connected to the Internet in those states.

10 “3 Planning Assumptions for Securing Cyber-Physical Systems of Critical Infrastructure”, Gartner, February 2022

11 Opening Keynote, “Gartner Security & Risk Management Summit” in Sydney, Australia, Gartner, June 2022

12 Opening Keynote, “Gartner Security & Risk Management Summit” in Sydney, Australia, Gartner, June 2022

New York State enacted the Stop Hacks and Improve Electronic Data Security Act (“SHIELD”) in 2020. This bill requires the implementation of a cybersecurity program and protective measures for New York State residents and apply to IoT manufacturers.

The UK is currently moving forward and is shifting the responsibility to secure IoT devices away from consumers and demand strong cybersecurity be built-in by design.

ABI Research expects Critical Infrastructure cybersecurity spending to increase from $106 billion in 2021 to $146 billion in 2025 at a CAGR of 8.3%.13

IoT Privacy

Regarding privacy, regulators and legislators are increasingly concerned that individuals may not be able to provide consent for IoT sensors which are permanently collecting behavioral data, to locate the source of inaccurate data, and to be comfortable that uploaded privacy-sensitive data do not leak out.

The EU General Data Protection Regulation (“GDPR”), which has been in effect since 2018, establishes a harmonized framework within the EU and the UK, including the right to be forgotten, the need for clear and affirmative consent, and severe penalties for failure to comply with these rules. The GDPR law equally applies to IoT devices, IoT platforms and IoT deployments.

The U.S. currently lacks a comprehensive federal law regulating the collection and use of personal information beyond the U.S. Privacy Act of 1974 and the Children’s Online Privacy Protection Act. Several states, however, have recently passed new legislation to take digital privacy into account.

The California Consumer Privacy Act (“CCPA”), which has been in effect since 2020, enhances privacy rights and consumer protection for residents of California. The California Privacy Rights Act (“CPRA”) supplements the CCPA and took effect on 1 January 2023. It creates a new category of personal information named sensitive personal information. Biometric data, including facial recognition and other data that may yield details about race, ethnicity, sexual orientation, religious beliefs, and geolocation, are included in this new category of sensitive personal information and must be adhered to by IoT devices, IoT platforms and IoT deployments.

Gartner expects that by the end of 2023, modern privacy laws will cover the personal information of 75% of the world’s population.14

Trusted IoT

The Trusted Internet of Things, or IoT, is poised to disrupt the semiconductor industry at industrial and business levels. IoT devices transform almost all products into smart devices, from irrigation systems to luxury products to pharma and clothing. Retail, health, bioscience, consumer-based products, and industrial IoT are all in high demand.

With the growing demand for IoT solutions comes tremendous potential for profit. The McKinsey Global Institute estimates that IoT applications will generate between $5.5 trillion and $12.6 trillion globally in 2030.15 This growth presents enormous opportunities and challenges for the semiconductor industry.

13 “Critical Infrastructure Security”, ABI Research, February 2021

14 “Gartner Identifies Top Five Trends In Privacy Through 2024”, Gartner, May 2022

15 “The Internet of Things: Catching up to an Accelerating Opportunity”, McKinsey Global Institute, November 2021

Perhaps the biggest challenge facing the semiconductors industry is that IoT chips will change the kinds of semiconductors the industry has to make, demanding new manufacturing processes and techniques from chip manufacturers to produce smaller chips that consume less power.

Sustainability

IoT will continue to transform the sustainable energy markets, such as wind, solar, biothermal, and nuclear power generation industries. IoT analytics will provide wind energy suppliers with real-time data on their power plants and storage assets, as well as their customers’ consumption, to ensure continuous energy generation and distribution. IoT solutions can also enable the adjustment of business operations for dramatically increased revenue.

There is an expectation to see a shift in demand for sensors, actuators, and gateways, because all of these devices are needed to predict failures and assure the overall efficiency of equipment, specifically for sustainable power generation. This trend is the most accurate for green technology companies that will continue to reduce operational expenses, reserve funds for innovations, and deliver more affordable green energy.

While IoT adoption from Utility Service Providers (“USPs”) will be driven by regional stimulus packages, markets will continue to be cautious with their capital spending on new technology solutions. USPs (energy and water) will remain one of the largest adopters of massive IoT solutions, as they continue to implement their grid digitalization programs that started more than a decade ago. A utility’s primary objective in implementing IoT will be to add resilience to their operational processes and support growing demands to shift from the use of fossil fuels and move toward renewable resources.

Oil & Gas operators realize they need to transform and embrace climate neutral energy sources. These operators will increase investments in digital transformation to address commercial, operational, and existential threats, as well as align business models with changing climate action regulation. ABI Research expects that, in 2030, they will spend $15.6 billion on digital tools to address industry challenges and align operations with changing business models.16

With digital tools, oil and gas companies can analyze the condition of transmission and distribution pipes, prepare for changes in oil and gas prices, plan sustainability strategies and ensure an increasing amount of renewables capacity is integrated into grids and provided to consumers. Data analytics allied with IoT platforms have become essential to identifying issues ahead of time such as pipeline degradation, wellhead performance, and pollution from gas flares.

The effect of the cyber-attack on the Colonial Pipeline made operators aware that even spending unlimited amounts to secure networks and assets will not provide 100 percent security as attackers only need one error to cause havoc. Increasingly, cyber threats are rapidly becoming a concern for both the C-suite and governments, and IoT cybersecurity has become a top priority for them.

ABI Research expects that spending on IoT security within the sector will increase by 8.1% between 2022 and 2030 to reach $5.6 billion per annum.17

Metaverse

Gartner expects that by 2026, 25% of people will spend at least one hour a day in the Metaverse for work, shopping, education, and entertainment.18 Gartner defines the Metaverse as a collective virtual open space, created by the convergence of virtually enhanced physical and digital reality. Beyond entertainment, gaming and social media, a Metaverse provides enhanced immersive experiences for professional activities including:

16 “Digital Transformation in the Oil and Gas Market”, ABI Research, December 2021

17 “Digital Transformation in the Oil and Gas Market”, ABI Research, December 2021

18 “Predicts 2022: 4 Technology Bets for Building the Digital Future”, Gartner, December 2021

•	Training with a more immersive learning experience in medical, industrial and sports.

•	Virtual events with a more immersive social experience.

•	Retail can extend its reach to an immersive shopping experience that allows for more complex products.

•	Enterprises can achieve better engagement, collaboration and connection with their employees through virtually augmented workspaces.

The current siloed VR (Virtual Reality) or AR (Augmented Reality) environments of a single provider will eventually integrate into a single Metaverse adopting open standards. Activities in a unified Metaverse include:

•	Obtaining outfits, equipment and accessories for online avatars.

•	Purchasing digital land and constructing virtual buildings.

•	Participating in virtual events and training classes.

•	Trading collectibles, rare assets and unique pieces of digital art.

•	Interacting with others for employee onboarding, customer service, and sales.

Studies by, amongst others, Gartner19 and ITU20 revealed that consumers and professionals raise the following concerns before adopting the Metaverse:

•	How to preserve the privacy of personal data.

•	How to know whether data for decisions can be relied on.

•	How to get confidence in payment methods.

•	How to know for sure who you are interacting with.

•	How to deal with the abundance of endpoints: each device in the office or in someone’s home that connects to the internet opens up a new door through which cyberattacks can enter.

Since the Metaverse will require multiple devices and sensors, people are becoming even more vulnerable to data breaches. While the opportunities offered by the Metaverse are huge, these key concerns need to be solved first in order to create a “trusted” Metaverse. A trusted Metaverse enriches digital experiences with trusted bridges to the physical world.

Market Opportunity

Our business strategy focuses on expanding our product range, growing our global customer base, leveraging partnerships, and deepening our penetration in existing markets. This strategy is underpinned by our commitment to innovation, particularly in the development of next-generation Secure Elements and Crypto Processors capable of running Post-Quantum algorithms.

19 “What Is a Metaverse”, Gartner, January 2022

20 “AI: The driving force behind the metaverse”, ITU News, June 2022

SEALSQ’s IoT systems, encompassing both cloud-based and edge-based solutions, cater to diverse operational needs. Our IoT solutions are making significant impacts across industries, including smart cities, healthcare, and cybersecurity.

Our solution

SEALSQ is so much more than a cybersecurity technology company.

We are in the physical/cyber trust business. Every day, citizens, consumers and professionals rely on the trust we bring to the IoT devices around them. Our brand reflects digital comfort and a culture of trust, security, and protection.

For that, we offer to our customers:

•	“Secure Elements” implementing a mix of analog and digital countermeasures which are the DNA of our engineering teams, constantly monitoring and anticipating the new generation of attacks that the cyber hackers may develop.

•	“Intelligent Provisioning and Personalization Platform” to manage the creation of digital keys and certificates. This approach ensures a more efficient, secure, and error-free process, significantly enhancing the reliability of certificate injection into our Secure Elements. The intelligent system dynamically adapts to evolving security needs, providing personalized security solutions tailored to each customer's unique requirements.

•	“Root Certificate Authority” to guarantee the uniqueness and authenticity of the digital identities we generate for our customers. Our verification process detects anomalies and ensures the integrity of each digital identity, thereby fortifying the trust in our digital certificates.

Our products and infrastructures are certified with the highest grading of the industry by third party certification labs.

We design, develop and market secure semiconductors worldwide as a fabless manufacturer, meaning we do not manufacture the semiconductors, but instead collaborate with production partners for all phases of the manufacturing process of our semiconductors/ICs, including wafer fabrication and packaging and testing. We provide added security and authentication layers on our semiconductors which can be tailored to customers’ needs.

Our production partners are responsible for the procurement of all of the raw materials used in manufacturing our products and we understand that such raw materials are multi-sourced.

How is SEALSQ different?

SEALSQ is unique because we combine secure hardware with a platform to manage keys and to manage the physical/cyber pairing. This pairing associates the hardware chip inseparably with digital certificates and a digital record that reflects the lifecycle of the chip. Conversely, the digital security is anchored in hardware inside the device. It is this unique proposition that enables us to bring digital trust to the physical world.

Our legacy of personalizing payment cards brought us the opportunity to personalize IoT devices. While the market of payment cards and SIM cards has become a commodity, the market of personalized IoT devices is growing rapidly. With our advanced management platform in combination with our advanced silicon design, we can capture this booming market. Our efficient platform also enables to extend to mainstream quantities of non-connected objects, such as e-cigarettes, as well as small batches of high-end controllers, such as satellites placed into orbit.

As such, we offer provenance, proof of origin, and lifecycle management to devices and objects. Additionally, we enable data collection and data transmission to be protected against interference and eavesdropping, and we enable command execution and firmware updates to be reliable and trustworthy.

Our diverse client base employs our solutions across a broad spectrum of applications. These range from securing artworks, medical supplies, and access tokens, to safeguarding advanced technology such as personal health monitors, industrial controllers, IT servers, and more. Our products play a crucial role in combating counterfeit, unauthorized imports, and theft, while ensuring the safety of connected devices in remote and unmonitored environments from threats like manipulation, disruption, and data breaches.

Benefits for Customers

Security is in our DNA, and we help our direct customers and end customers to understand the security risks, security implications and security solutions. Our platform takes away the burden of managing sophisticated cryptography and a suite of secret, private and public keys. And we help them through the lifecycle of the security elements.

Our customers realize that their products have a clear differentiator to their end customers when SEALSQ security is inside. SEALSQ provides them with an effective anchor from which trust can be established, and from which new supporting platforms and services such as device life cycle management can be supported.

Vendors typically find it hard to manage security and may have little in-house knowledge about cryptographic strength, key generation, key injection, key pairing, key rotation, key hierarchies, and key lifecycle. We fundamentally offer our customers a one-stop shop for trusted personalization of their devices.

Not only security, but also customer care is in our DNA. We are proud of the customer loyalty we have achieved over the past 20 years. Our customers and their end customers also appreciate that our product roadmap takes their input into account, as well as market trends and security trends. Moreover, involving partners in our roadmap, such as FOSSA and Parrot, help our mutual customers to tune their devices and deployments to tackle the cybersecurity challenges. Customers and end customers further appreciate that we understand and respond to specific regulations they may be subject to.

We have been able to clearly demonstrate our customer dedication in 2021. Since 2020, global semiconductor supply was under stress as a by-product of the COVID-19 pandemic. When economies started to rebound in 2021, the combination of supply chain logistics issues and shortages in raw material kept global semiconductor supply under stress. Dedicated to fulfilling customer demand, we were able to secure large allocations in our supply chain. In fact, SEALSQ gained new customers thanks to the constrained delivery these customers faced by their former semiconductor suppliers. Customers openly praised SEALSQ’s dedication and loyalty to its customers.

Benefits for IoT owners and operators

While our customers are typically product manufacturers, the end customers are factories, consumers, governmental infrastructures, municipalities, smart transport initiatives, smart agriculture, etc. Due to increased threats and attacks, these IoT owners and operators demand increasing levels of protection. And given that they increasingly install devices in unmanned and uncontrolled environments, they even demand the security to be physically tamperproof.

Further, with emerging policy debate and regulation on the topic of IoT security in Europe, Asia, and North America, IoT owners and operators want security solutions that can be easily implemented and deployed. With SEALSQ security inside, they know that digital trust is anchored in the hardware of the device.

When the U.S. government enacted its Infrastructure Investment and Jobs Act, SEALSQ was approached by integrators that worry about security and privacy. These integrators were seeking to participate in funded megaprojects to deploy IoT for power infrastructure, water distribution, airports, road safety, high speed internet and sensors to address climate change and saw that the level of cybersecurity of their IoT vendors was not always what they expected before SEALSQ came in the picture.

In 2023, SEALSQ reinforced its position as a unique security compliance provider for IoT device makers, delivering fully integrated security solutions from accredited root-of-trust to secure chip: costs and simplicity are optimized with no intermediates in the value chain, and the product gets to market earlier thanks to shorter development and certification processes.

We sell into all industries and to companies of varying sizes, both vendors of appliances and end customers. Since 2010, we have sold more than 1 billion semiconductors and we have customers that bought more than 100 million of our high-end semiconductors. In the year ended December 31, 2023, our top ten customers represented 90% of our revenue. As of December 31, 2023, we have sold to over 175 customers in over 35 countries since 2016.

Our Competitive Strengths

We believe we have several competitive advantages that will enable us to maintain and extend our market position. Our key competitive strengths include:

•	Customer dedication is in our DNA and we deliver to customers ordering hundreds of millions of units, as well as to customers ordering a few thousand custom units.

•	Ongoing product innovation. We constantly innovate on our products to enhance and expand capabilities. Our agentless technology differentiates us in the market and positions us to capitalize on the proliferation of new device types entering the enterprise that cannot be supported by agent-based technologies.

•	Proven Supply Chain Management processes with a track record of timely delivery.

•	Standardized technology and compliance with industry-driven standards, to ease the integration by our direct customers and by end customers.

•	Top-level certifications (Common Criteria EAL5+ and FIPS140-2 Level 3) that address the current and future requirements of IoT deployments in health care and critical infrastructure.

•	The digital certificates are rooted at the OISTE Foundation, a not-for-profit organization based in Geneva, Switzerland, regulated by article 80 et seq. of the Swiss Civil Code and neutral vis-à-vis any dominant vendor, country or other market player.

•	Broad appeal of our products across a diverse end customer base. We serve end customers of all sizes across diverse industries. We are deeply integrated into our customers’ security infrastructure, demonstrating immediate and ongoing value. We have a long-term, loyal base of end customers with many relationships spanning over 10 years.

•	Recognized market leadership. We are invited to speak at Davos and TechAccord. We participate in standardization efforts by Wi-SUN Alliance, a global association to drive interoperability in smart cities and smart grids. SEALSQ is also currently working with NIST’s National Cybersecurity Center of Excellence (“NCCoE”) on a reference design for securely onboarding IoT devices.

•	Global market reach driven by direct and indirect sales strategy. We have recruited top sales talent from leading security organizations and retain the highest quality sales representatives with demonstrated success.

•	Strong leadership team of security experts. We have a deep bench of talent at the executive level, with years of industry experience at semiconductor manufacturers and cryptography laboratories.

Our Growth Strategies

At SEALSQ, while we have traditionally relied on the one-time sale of semiconductors and sensor hardware, we are actively evolving our business model to embrace recurring revenue streams. This strategic shift aims to leverage a percentage of the vast install-base of over 1.6 billion semiconductors. In addition to this, we have established a post-market segment focusing on provisioning, onboarding, and lifecycle management, which not only generates additional recurring revenue but also enhances customer loyalty and retention.

Our growth strategies are multi-faceted and forward-looking, focusing on:

1.	Product Innovation: We are at the forefront of developing a new generation of Secure Elements, incorporating cutting-edge technologies to minimize footprint and reduce costs. This includes advanced Flash memory for greater customization and a new generation of Crypto Processors capable of running Post-Quantum algorithms endorsed by NIST. These innovations are aimed at creating new opportunities in upgrade markets across various sectors and pioneering applications.

2.	Global Customer Base Expansion: Significant investments have been made, and will continue, in our sales infrastructure to foster new customer acquisition and to introduce our products in emerging markets. We are confident these efforts will open doors to new large enterprise opportunities, both domestically and internationally.

3.	Leveraging Partnerships: By capitalizing on our robust ecosystem of technology and channel partners, we aim to amplify our market presence. This strategy is particularly targeted towards mid-market enterprises, where we see substantial growth potential.

4.	Expanding Within Existing Customer Networks: Our revenue is intrinsically linked to our clients' sales volumes. By supporting our existing customers in capturing their market opportunities, we not only grow alongside them but also expand our reach within their networks. This includes entering new segments of their operations and replacing competitors where possible, thereby broadening the application of our products in diverse IoT markets.

In summary, our business strategy at SEALSQ is dynamic and adaptable, focused on innovative product development, expanding our global reach, leveraging strategic partnerships, and deepening our engagement with existing clients. This approach positions us to capitalize on the rapidly evolving IoT market, ensuring sustained growth and continued leadership in the field.

b. Product Updates

1.	New Secure Elements

SEALSQ put to market two new Secure Elements in Q3 and Q4 2023:

•	The VaultIC292™, a new secure element specifically designed for IoT devices and sensors.

The core of the value proposition is that this Secure Element can be pre-provisioned from factory or over-the-air, at wafer level or on package, with private keys and X509 certificates compliant with protocols such as MATTER, Wi-SUN or OPC for seamless authentication as well as commissioning with Microsoft AZURE or AWS Clouds.

On the Hardware side theVaultIC292 is built on a proven proprietary CCEAL4+ level Tamper Resistant platform that has been long used to secure many sensitive applications like National ID cards, e-Passports, Banking, Pay TV Access Control cards and IoT.

•	The VaultIC408™, a new Secure Element specifically designed to enhance the security and protect user’s data in highly sensitive IoT applications like Smart Meters, Electric Vehicle Chargers, Medical Devices and Industrial IoT components.

The key aspect of the product value proposition is its certification level as the chip offers a tamper resistant CCEAL5+ certified hardware platform, running a FIPS 140.3 certified firmware, offering off-the-shelf compliance with one of NIST’s most rigorous cryptographic standards.

2.	Certificate and Key Management SaaS platform INeS™

SEALSQ also made significant product developments on the side of its Certificate and Key Management SaaS platform INeS™

•	Product Attestation Authority

At the end of 2022, the WISeKey group’s Root-of-Trust was accredited as a Product Attestation Authority by the Connectivity Standards Alliance defining the “Matter” smart home standard. SEALSQ has made the necessary integration so that INeS has become able to issue and manage Device Attestation Certificates (DAC) that can be used directly by OEMs or pre-loaded into the VaultIC292/408 chips to enable immediate compliance of the device with the latest Matter 1.2 protocol.

This will enable smart home device and gateway manufacturers to get access to “Matter” standard compliance and ensure their products meet with the highest cyber security standards, all under a very short time to market, reducing costs and development complexity.

•	Zero-Touch provisioning Solution.

Manual provisioning of IoT devices today requires scheduling an appointment at the customer location for a field technician to manually set up the IoT devices.

Zero Touch provisioning (“ZTP”) is an automatic and secure way to onboard devices in any IoT cloud platform that uses X.509 authentication technology. It supports X. 509 standard as the format of public-key certificates and so any platform supporting it, is compatible with this service. Amazon Web Services (“AWS”), Microsoft Azure are some example platforms fully supported by ZTP.

3.	Trust Services

SEALSQ has improved its Trust Services portfolio with the launch in Q4 2023 of a cutting-edge semiconductor personalization “on-package” service available for the whole VaultIC™ range.

The core of SEALSQ’s value proposition is to be a vertically integrated security offering. It means in practice that its secure element range can be personalized by pre-loading private keys and certificates compliant with protocols such as MATTER, Wi-SUN or OPC for seamless authentication as well as commissioning with Microsoft AZURE or AWS Clouds.

Chip personalization is traditionally performed in the semiconductor industry at an early stage of the production process (called personalization “on wafer”), resulting in high minimum order volumes and long lead-times (often over 6 months) for personalized chips orders.

SEALSQ is now able to offer its clients the option to personalize off-the-shelf secure elements from its VaultIC™ range with certificates and keys and deliver the pre-loaded chips in less than 4 weeks packed in reels from 1,000 to 20,000 units.

4.	QUASAR Program Update

In 2022, we were excited to announce the kick-off of the QUASAR (QUAntum resistant Secure ARchitecture) project, our next generation of secure microcontrollers built on our new Secure RISC-V CPU. The development has reached in December 2023 a critical step, with the delivery of an FPGA (an emulator chip).

Our new secure microcontroller design will be completed in Q2 2024, and we are expected the first engineering samples in Q4 2024.

This project marks a significant leap into the Post Quantum Cryptography era, as it will implement an “hybrid solution” (i.e., combining “traditional” cryptographic algorithms such as ECC and RSA, as well as “Post Quantum” algorithms): that aligns with the recommendations of France's National Cybersecurity Agency (“ANSSI”). The French SCS Cluster's endorsement of our QUASAR project further underscores our leading role in semiconductor innovation.

Post-quantum cryptography (“PQC”) refers to cryptographic methods that are secure against an attack by a quantum computer. As quantum computers become more powerful, they may be able to break many of the cryptographic methods that are currently used to protect sensitive information, such as Rivest-Shamir-Aelman (“RSA”) and Elliptic Curve Cryptography (“ECC”). PQC aims to develop new cryptographic methods that are secure against quantum attacks. One example of a post-quantum technology is lattice-based cryptography. It is a type of public-key cryptography that is based on the hardness of a mathematical problem called the Shortest Vector Problem (“SVP”) which is thought to be too difficult for a quantum computer to solve. Lattice-based cryptography can be used for tasks such as digital signatures, key exchange, and encryption. Another example is code-based cryptography which is based on the difficulty of decoding certain algebraic structures called error-correcting codes. These codes can be used to create digital signatures, key exchanges, and encryption schemes that are secure against quantum attacks.

This post-quantum cryptography toolbox will help to protect against the security threat posed by quantum computers, allowing hybrid solutions by no later than 2025 as recommended by the French ANSSI. In addition to this, SEALSQ plans to upgrade its PKI offer, adding new post-quantum features for the IoT market: Secure authentication, Brand protection, Network communications, future FIDO (“Fast Identity Online”) evolutions and additional generally web- connected smart devices that obtain, analyze, and process the data collected from their surroundings. SEALSQ is executing this project under the name “QUASARS” (QUAntum resistant Secure ARchitectureS.).

c. New Uses Cases and Market Opportunities

1.	Consumer IoT

Recently the FCC announced the “U.S. Cyber Trust Mark” initiative, a voluntary labeling program to increase product security awareness of consumer Internet of Things (IoT) based on NIST IR 8425. A little earlier, the European Commission leveraged on ETSI EN 303 645 to propose the EU Cyber Resilience Act with similar objectives.

In parallel a growing number of consumer IoT players gather around interoperability standards like Matter for Smart Home devices.

Both industry standards and national security labels require that IoT devices securely embed a unique trusted identity in the shape of certificates and private keys, as a cornerstone to the IoT security framework. IoT Device makers therefore consider compliance to these standards and their security requirements as a key part of their product development and launch plans.

In 2023 SEALSQ reinforced its positioning as a unique security compliance provider for IoT device makers, delivering fully integrated security solutions from accredited root-of-trust to secure chip: costs and simplicity are optimized with no intermediates in the value chain, and the product gets to market earlier thanks to shorter development and certification processes.

SEALSQ’s PKI as-a-Service (“INeS”) comes with a convenient online interface and a flexible range of pre-provisioning options (e.g., Factory, Over the Air, Zero Touch). It leverages the WISeKey root-of-trust that is now Matter PAA accredited while the secure elements range, enriched with 2 news products, provides up to FIPS 140-3 certification level to Consumer IoT product with State-of-the-Art CCEAL5+ tamper resistant hardware.

2.	Electrical Vehicles Charging

The installed base of charging points is set to hit 22.8 million in 2025 according to estimates from research firm Berg Insight, which sees the market in Europe and North America dominated by private charging points. Uptake of electric vehicles is driving trend and the firm expects approximately 1.8 million units to shipped in North America and Europe in 2025, Of these, the firm expects the number of connected charging points in the two regions to reach 7.9 million in 202521.

21https://www.berginsight.com/the-number-of-connected-ev-charging-points-in-europe-and-north-america-to-

reach-79-million-by-2025

According to the IHS Markit’s EV charging infrastructure forecast, the global deployment of EV charging stations will increase at a 31% CAGR to more than 66 million units by 203022. An important number of vulnerabilities have been identified, posing significant threats to not just the vehicles, but also to the charging stations, charge point operators, billing and distribution system operators. Threats are multifaceted, encompassing potential electricity flow disruption, identity theft, data alteration, and malware intrusion.

Beyond security concerns, a compelling EV charging experience requires seamless interoperability as consumers demand an automated and efficient charging process that doesn't involve lags or reentering credentials.

The industry’s response is the upgraded Plug & Charge ISO15118 standard that all charging stations and vehicles will need to support in the near future.

“Plug and Charge” is a technological concept initially introduced by ISO 15118, the international standard for charging electric vehicles (“EVs”) to enable a more user-convenient and secure way of charging EVs. All charging stations will need to support this standard in the near future, which is applicable to both wired (AC and DC charging) and wireless charging use cases.

From a security standpoint, Plug & Charge process requires the EV and charging station to establish and share a secure communication link. Several required actions from both sides ensure confidentiality, data integrity, and authenticity. In practice, ISO 15118 specifies a set of symmetric and asymmetric cryptographic algorithms that secure the necessary level of confidentiality and verify both the integrity and the authenticity of the data exchanged.

SEALSQ’s solution to achieve compliance with ISO15118 perfectly and seamlessly integrates PKI, Certified Semiconductors and Provisioning Services in a single vertical security offering:

•	Ready-to-use Secure Element personalized with a unique and universally trusted Digital Identity (ISO15118 compliance).

•	Public Key Infrastructure (PKI) for User and Device authentication, Data encryption and Data signature (Station-to-Vehicle / Service Provider / Station-to-Station)

•	Certificate Authorities and Vehicle-to-Grid (V2G) Root CA, Aligned with Certificate Pools and Roaming Hubs Policies like CHARIN, HUBJECT & GIREVE

22 https://ihsmarkit.com/research-analysis/ev-charging-infrastructure-report-and-forecast.html

d. Strategic Outlook for 2024

1.	Asset Tracking

In Q3 2023, WISeKey and SEALSQ engaged into a consortium –Smart Container Consortium– gathering various players within the logistic industry and aiming at transforming this industry through innovative technology. Members of the consortium include Bernardino Abad S.L., FOSSA Systems, Avant iot, Integral Group, SEALSQ Corp, WISeSAT.Space, and Caspian Container Company.

They aim to deploy IoT-enabled devices and sensors in containers for real-time, global tracking via the WISeSat Satellite constellation. The solution will integrate IoT-enabled devices and IoT sensors secured by SEALSQ microchips into smart containers that become traceable anywhere on earth seamlessly via both the WISeSat constellation and traditional land-based communication infrastructures. This initiative will create a seamless, secure platform with hybrid IoT communications.

The implementation of this technology promises to revolutionize global track and trace capabilities for shipping containers, enhancing transparency, security, and operational efficiency.

Key aspects of the services that the Smart Container Consortium will offer include:

Integration of IoT Technologies: The plan involves incorporating IoT-enabled devices and sensors in smart containers. These containers will be monitored and traced by the WISeSat satellite constellation, creating a secure, hybrid IoT communication platform. This technology aims to enhance global tracking and transparency for shipping containers, boosting security and operational efficiency.

Advanced Container Monitoring: Containers will be fitted with IoT devices secured by WISeSAT IoT sensors, allowing real-time tracking of their location and condition. This integration of satellite and terrestrial IoT communications ensures constant global connectivity.

Sustainable and Efficient Logistics: Aligning with DP World’s sustainability goals, this initiative intends to optimize routes and reduce carbon emissions. It promises to set new efficiency standards in logistics, minimizing delays, errors, and costs.

Technology Integration: The agreement focuses on equipping containers with advanced WISeSAT IoT sensors, secured by SEALSQ semiconductors, providing real-time data on their location, condition, and other vital parameters. The integration of WISeSAT Smart container platform and technology into the CargoES platform ensures trusted and global, real-time tracking and tracing capabilities via the WISeSat Satellite constellation and terrestrial infrastructures enabling uninterrupted connectivity worldwide.

co-Conscious and Efficient Logistics: The integration of these smart containers aligns with WISeKey and DP World’s commitment to sustainability, aiming to optimize routes and reduce carbon emissions. This eco-friendly approach also sets new benchmarks in logistical efficiency, reducing delays, errors, and overall operational costs.

2.        Design Center, OSAT and Personalization project

WISeKey and SEALSQ jointly, together with ODINS, a Spanish company with extensive experience in R&D&i (Research & Development & Innovation) worldwide and in the design and manufacturing of IoT devices and solutions, intend to establish in the Region of Murcia a “Center of Excellence in Cybersecurity and Microchips” under the financial umbrella of the Microelectronics and Semiconductors Plan (PERTE CHIP) initiated by Spain.

The project has been submitted to the Spanish government for funding under the PERTE budgets and features a EUR 146 million investment over a period of 7 years, involving the creation of up to 200 highly qualified direct jobs (300 indirect). The projection estimates of the Internal rate of return (“IRR”) at the end of year 7 are of 18% with a net present value (“NPV”) of EUR 120 million.

The project would focus on three key areas of the semiconductor value chain, as the most appropriate response to the global geo factors that condition this market, particularly to reduce the excessive geostrategic dependence on a few countries, located mainly in Southeast Asia:

•	Design of microcontrollers and their validation chain, prior to their production on an industrial scale.

•	Testing and assembly: Each chip must be individually tested and assembled in a suitable package, ready to be integrated into the final electronic card: Process known as OSAT (Open Semiconductors Assembly and Test).

•	Personalization Phase in which the software and identifiers are loaded into the semiconductors. This stage is strategically important in several markets, such as automotive and IoT, where each semiconductor must contain an inviolable identity for full protection in terms of cybersecurity, according to the demands of government regulators.

The project would be developed through a "Fabless" environment, and offers a series of significant advantages that respond not only to the current needs of the industry, but also to the demands future at national, European and global level Advantages of our project are rooted in several key factors:

Expertise in Design with RISC-V Technology:

Leveraging experienced designers and RISC-V technology enables the creation of highly tailored chips, meeting specific market requirements.

Ensures project relevance on a national and international scale, aligning with the PERTE strategy and the EU CHIP Act.

Compliance with Safety Standards and Certifications:

Emphasis on developing products that strictly adhere to safety standards, including Common Criteria and NIST.

Reinforces user confidence and facilitates product adoption in European, US, and Latin American markets.

Aligns with the EU's commitment to certification issues.

Collaboration with Third-Party Partners:

Partnering for silicon wafer production enhances operational efficiency and enables large-scale production to meet market demands.

Rigorous Quality Control System:

Establishing a comprehensive quality control system with individual chip testing ensures high standards, allowing only functional chips in the production process.

Security in Sensitive Operations:

Guaranteeing security in critical processes like data injection, firmware, certificates, and keys.

Conducting operations in a Common Criteria EAL5+ certified environment and aligning with the EU's EUCS for heightened security.

Late Customization and Flexibility:

Customizing chips at an advanced stage and employing "late customization" offers agility in responding to specific customer demands.

Reduces lead times and minimum quantities from order, enhancing responsiveness.

WISeKey Root-of-Trust Accreditation:

Utilizing WISeKey Root-of-Trust, accredited by recognized organizations like WebTrust, Matter, GSMA, and WI SUN, enhances the security of certificates and injected keys.

Establishes greater trust in the products.

Adaptability to European, American, and Latin American Markets:

Project flexibility and customization cater to diverse market needs in Europe and America, contributing to greater acceptance and local adaptation.

3.        SEALCOIN

Cryptocurrencies, currently safeguarded by public key cryptography, face a significant security challenge with the advent of quantum computing. Traditional cryptographic methods, though robust against current computational capabilities, are susceptible to quantum attacks, which could lead to compromised transactions and weakened trust in digital currencies.

SEALSQ has announced the forthcoming deployment of SEALCOIN, an IoT M2M Token with enhanced security features including post-quantum cryptography.

SEALCOIN is currently in its pre-registration stage while it is expected to be available on various exchanges by the end of Q2 2024.

1.	The Innovation: Post-Quantum Semiconductor Technology
At the heart of this innovative venture is SEALSQ's post-quantum semiconductor technology, a marvel of quantum mechanics principles applied to digital security. This cutting-edge technology, integrated directly into the hardware, is designed to fortify cryptocurrency transactions against the emergent threat of quantum computing. In doing so, it addresses and mitigates vulnerabilities inherent in current blockchain systems, thereby reinforcing the digital financial ecosystem against quantum breaches.

2.	Blockchain 2.0 and Manufacturing Integration
The integration of Blockchain 2.0 in semiconductor manufacturing heralds a new age of traceability and authentication. While not yet widespread, this technology holds significant potential for tracking and verifying semiconductors, adding a layer of trust and transparency to the process.

3.	NFC Microchip and Cryptochip Cards: Bridging Physical and Digital Security
SEALSQ introduces an NFC Microchip, a novel product that merges the blockchain world with tangible security solutions. Attached to physical products, this chip can be scanned to authenticate items, presenting a formidable barrier against counterfeiting. Additionally, SEALSQ offers cards embedded with cryptochips, serving various applications including the secure management of blockchain keys.

4.	SEALCOIN: Pioneering the IoT and M2M Economy
SEALCOIN is not just a cryptocurrency; it's a paradigm shift in the Internet of Things (“IoT”) and Machine-to-Machine (“M2M”) economy. Designed for the billions of internet-connected devices, it enables autonomous, seamless exchanges of data and currency, redefining M2M payments and IoT communications. This protocol extends beyond individual trading, offering a transformative approach to economic interactions and communications within IoT networks.

5.	SEALCOIN's Role in DeFi and IoT
SEALCOIN positions itself at the forefront of the digital finance (DeFi) and IoT sectors. It aims to establish a resilient economy tailored for internet-driven devices, facilitating not just data exchange but also secure, efficient currency transactions.

6.	A Secure Future with Distributed Ledger Technology
The application of distributed ledgers in IoT devices creates a foundation of trust essential for successful IoT networks. This technology enables secure interactions among devices, such as an autonomous security robot verifying drones' security clearances, and is integral to upcoming smart-home standards that use blockchain for device trust.

7.	In Conclusion: A Quantum-Resistant Future
SEALSQ's pioneering technology and the launch of SEALCOIN mark a significant stride in securing digital transactions against quantum threats. This development is not only a testament to SEALSQ's commitment to innovation but also a beacon of security in the quantum computing era.

e. Environmental, Social and Governance (“ESG”)

SEALSQ is committed to ESG principles through the attainment of the ISO 14001 certification. This certification underscores our dedication to implementing robust environmental management systems and further aligns with our values of sustainability, responsibility, and innovation.

f. Capital Investments

SEALSQ has commenced a significant investment project with the intention of increasing the overall capacity of production within its supply chain. While SEALSQ does not manufacture its own semiconductors, it does own certain capital materials required in order for its suppliers to undertake and complete the production process. One of the key constraining factors for SEALSQ currently is the number of production and testing lines that it has available. In order to increase its production capacity by approximately 5 million units per year, the Company is undertaking a significant capital expenditure project that is forecast to cost USD 3.4 million, split between its supplier’s factory in Taiwan and the research and development headquarters in France. The project will be funded by a combination of cash flow from operating activities and an advance payment of USD 2.0 million from a key customer in exchange for additional delivery slots.

SEALSQ is also developing a brand-new generation of Secure Elements implementing new technologies in order to optimize its footprint, and thus its cost, a Flash memory providing more customization flexibility, and a new generation of Crypto Processor capable to run Post-Quantum algorithms selected by the NIST. This project will require an investment of approximately USD 3.0 million and will be funded by a combination of cash flow from operating activities, grants and other available subsidies from local, national and international funding agencies.

Our current focus on R&D extends our portfolio along the following technological evolutions:

•	the QUASARS (QUAntum resistant Secure ARchitectureS) project, a radical innovative solution, based upon the new WISeKey Secure RISC V based platform that is paving the way for the Post Quantum Cryptography era.

•	silicon techniques to bolt our secure vault to general purpose processors in a certifiable tamperproof way,

•	software techniques to secure and automate the onboarding of a connected device with a platform in a cloud,

•	cryptographic techniques to combine post-quantum attack resistance with our side channel attack resistance in a certifiable way,

•	ledger and blockchain techniques to offer a transparent, immutable, and cryptographically verifiable journal of our lifecycle management,

•	a cryptocurrency protocol designed to enable internet-connected devices to autonomously engage in seamless data and currency exchanges (SEALCOIN),

•	countermeasure techniques to stay ahead of the cyberattack evolutions, and

•	in partnership with FOSSA and WISeKey, the launch of the WISeSat constellation, picosatellites, manufactured by FOSSA, to enable the direct connection of satellites to IoT devices.

While our current products serve our current markets well, we believe the products resulting from our R&D will create additional opportunities in upgrade markets, in different sectors, and in new applications of our technology in innovating markets.

If our efforts to attract prospective customers and to retain existing customers are not successful, our growth prospects and revenues may be adversely affected. Please refer to Item 3.D. Risk Factors for a discussion of such risks and information that should be considered before making an investment decision with respect to our Ordinary Shares.

g. Sales & Distribution

•	Operational review: 2023, A record year for new projects

During the year 2023, we have created a record of 28 new Design-WIN et new 15 Design-IN, with anticipated pipe growth in 2024.

SEALSQ pipe growth is driven by:

➢	Existing customers such as TOSHIBA, and Landis&Gyr, who have selected our new VaultIC408 for the new smart meters design, as well as LEGIC who has engaged with us for a new packaging form factor for their new device generation using our MS6001 secure chip.

➢	New customers, among which:

o	a large number of Matter (consumer connected devices standard protocole) device makers who have selected our Matter certified PKI offer, either alone or in combination with our new VaultIC 292 secure element.

o	EV Charger suppliers: VESTEL one of the largest Original Design Manufacturer based in Turkey, and Bytesnaps a UK system integrators.

o	Smart Meter: SECURE METER, an Indian Original Design Manufacturer.

•	Strategic outlook: Scaling-up our global footprint in 2024

In 2023, SEALSQ strategically expanded its global presence by signing impactful partnerships with renowned distributors and sales representative organizations across key regions. These collaborations not only solidified SEALSQ's market position but also facilitated its growth trajectory by leveraging the unique strengths and capabilities of each partner.

In the EMEA region, SEALSQ partnered with Micon, a semiconductor distribution and services company with a strong foothold in Israel, the Nordics, and Italian markets. Micon's geographical footprint and existing customer base across diverse target industries aligns perfectly with SEALSQ's development goals. By leveraging Micon's established network and market insights, SEALSQ gained valuable access to new opportunities in verticals like Military, Consumer IoT, or Smart Grid in these strategic regions.

Across North America, SEALSQ strategically aligned with three sales representative organizations: CJR Associates, Rep One and Impact Technical Sales to cover the entire northeast coast of the US. In parallel SEALSQ entered into a representation and distribution agreement with Symmetry, a large American semiconductor distribution and services organization spanning the whole country. Renowned for their industry expertise and client-focused approach all four companies bring decades of experience and deep understanding of the market landscape, providing SEALSQ with unparalleled access to key sectors and customer segments and creating a backbone of commercial touchpoints across the United States. These partners and the clients they bring-in will be efficiently supported by SEALSQ’s domestic team which size has significantly increased during the year as a result of the company’s intense hiring efforts in the region, a trend that is poised to continue throughout 2024.

In Asia, SEALSQ has also been bolstering its presence both with new partnerships and reinforcing the local sales team.

In Taiwan, SEALSQ forged partnerships with GRL, a global design Lab, and Holystone a leading local electronic components distributor. Their expertise efficiently complements SEALSQ's vision for expansion and growth in the Taiwanese market and has already brought in several new businesses across the year, especially around consumer IoT, PKI and Matter Smart Home verticals.

In Japan, SEALSQ strategically collaborated with Okaya Electronic and Allion, esteemed distributors with deep-rooted industry experience and a strong track record of success. Their extensive market knowledge and customer-centric approach enable SEALSQ to navigate efficiently the complexities of the Japanese market and business culture.

C.	Organizational Structure

We are the holding company of the SEALSQ Group.

The chart below contains a summary of our organizational structure and sets out our subsidiaries, associated companies and joint ventures as at December 31, 2023.

As at December 31, 2023, our main operating subsidiary was WISeKey Semiconductors SAS, domiciled in France.

Company Name	Country of Incorporation	Percentage Ownership as at December 31, 2023
WISeKey Semiconductors SAS	France	100%

D.	Property, Plant, and Equipment

Our corporate headquarters are located in Geneva, Switzerland. Our principal office for our operations is located in Meyreuil, France.

As of December 31, 2023, the net book values of tangible fixed assets were as follows:

As at December 31, 2023
Asset category	Net book value (USD millions)
Machinery & equipment	3.0
Computer equipment and licenses	0.2
Total tangible fixed assets	3.2

We do not own any facility and our group companies have entered into lease arrangements for the premises in which they operate. The following table sets forth our most significant facilities as at December 31, 2023:

Location	Size of Site (in m2)	Use of the Property
Meyreuil, France	1,498*	Research & development, sales & marketing, administration.
Geneva, Switzerland	854*	Head office administration, sales & marketing and data center.

* excluding parking spaces

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report on Form 20-F.

Certain information included in this discussion and analysis includes forward-looking statements that are subject to risks and uncertainties, and which may cause actual results to differ materially from those expressed or implied by such forward-looking statements. For further information on important factors that could cause our actual results to differ materially from the results described in the forward-looking statements contained in this discussion and analysis, see "Special Note Regarding Forward-Looking Statements" and Item 3.D. Risk Factors.

A.	Operating Results

Company Overview

SEALSQ designs, develops and markets secure semiconductors worldwide as a fabless manufacturer. It provides added security and authentication layers on its semiconductors which can be tailored to customers’ needs. As an advanced chip designer, the Group holds the intellectual property (IP) for the semiconductors it sells.

We are also accredited as a Product Attestation Authority (PAA) and, as such, can issue MATTER Device Attestation Certificates (DAC).

Basis of presentation

We prepare our financial statements in accordance with US GAAP. Our reporting currency is the U.S. Dollar ("USD").

Our critical accounting policies are described in Note 4.

Factors affecting our results of operations

Although most of our customers are recurring customers, it is not industry practice to work with long-term contracts. Therefore, most of our customers have signed a framework agreement with us but are not committed to certain volumes over a period of time. This introduces a level of uncertainty on the level of revenue generated from recurring customers.

Our results are also dependent on the supply chain. Any factor affecting the availability of material or component, and/or the production capacity of our suppliers will impact our ability to deliver on customer orders. For instance, after the start of the COVID-19 pandemic, the semiconductor industry suffered from significant shortages of material in 2021 and in 2022. We are working to a five-year capital expenditure plan and we are in constant discussions with our suppliers to adjust production capacity to meet our customer orders, but the supply chain variables can limit the revenue potential in a given year.

Finally, as microelectronics technology evolves, customers look for added functionalities, and competitors in the semiconductors industry develop new products, sales of a given product typically decrease over time as the next-generation semiconductors are introduced. In order to sustain revenue, IoT companies must be able to develop or otherwise acquire the rights to develop or market new products with additional or innovative security and application features. See Item 4.B. Business Overview for information regarding our technology and product updates.

Operating Segments

The Group has one operating segment that meets the criteria set in ASC 280-10-50: Secure Microcontrollers. The remaining non-reportable operating segments and other business activities that are not identified as operating segments are combined and disclosed in an “All Other” standalone category.

Geographic Information

Our operations are global in scope, and we generate revenue from selling our products and services across various regions. Our operations in North America contribute the largest part of our revenues (55% in 2023) and the second largest contributor is Europe, Middle East & Africa (33% in 2023).

Our total revenue by geographic region for the fiscal years ended December 31, 2023, 2022 and 2021 is set forth in the following table:

	2023		2022		2021
Net sales by region	USD'000%		USD'000%		USD'000%
Europe, Middle East & Africa	9,985	33%	6,777	29%	4,255	25%
North America	16,531	55%	13,609	59%	10,631	63%
Asia Pacific	3,466	12%	2,745	12%	2,062	12%
Latin America	76	0%	67	0%	47	0%
Total net sales	30,058	100%	23,198	100%	16,995	100%

Financial year ended December 31, 2023 compared with financial year ended December 31, 2022

	12 months ended December 31,	12 months ended December 31,	Year-on-Year Variance
USD'000	2023	2022

Net sales	30,058	23,198	30%
Cost of sales	(15,589)	(13,267)	18%
Depreciation of productions assets	(420)	(132)	218%
Gross profit	14,049	9,799	43%

Other operating income	48	2,007	-98%
Research & development expenses	(3,946)	(2,308)	71%
Selling & marketing expenses	(5,648)	(3,824)	48%
General & administrative expenses	(8,644)	(3,091)	180%
Total operating expenses	(18,190)	(7,216)	152%
Operating income / (loss)	(4,141)	2,583	-260%

Non-operating income	2,442	935	161%
Interest and amortization of debt discount	(689)	(355)	94%
Non-operating expenses	(655)	(638)	3%
Income / (loss) from before income tax expense	(3,043)	2,525	-221%

Income tax income / (expense)	(225)	3,245	-107%

Net income / (loss)	(3,268)	5,770	-157%

Revenue

Our total revenue for the year ended December 31, 2023, increased by USD 6.9 million or 30% from prior period.

The table below shows the breakdown of our revenue by operating segment for the years ended December 31, 2023 and December 31, 2022.

	12 months ended December 31,	12 months ended December 31,	Year-on-Year
USD'000	2023	2022	Variance
IoT segment revenue from external customers	20,927	18,336	14%
All other segment revenue from external customers	9,131	4,862	88%
Total revenue	30,058	23,198	30%

The main growth driver for our increased revenue in comparison to prior year was the strong demand for our IoT solutions. The shortage in semiconductors’ raw material during the COVID-19 pandemic has attracted new customers to SEALSQ, particularly those small and medium-sized companies that were not prioritized by competitors due to the relatively smaller size of their orders. The shortage also pushed customers to make long-term commitments so as to secure their supply, which meant that they placed orders for delivery over more than six months which provided SEALSQ with a very secure backlog of orders. Based on this, SEALSQ was able to take steps to increase its production capacity in 2023, thereby allowing a growth in revenue by 30% or USD 6.9 million compared to 2022.

However, we note that the Company anticipates that similar growth will not be sustainable in the short term. Indeed, in their ambition of securing their supply through long-term commitments, some of our customers also built inventory of our products and end the year 2023 with products in stock that will reduce their order volume in 2024.

Moreover, we are transitioning towards our next-generation range of products and have involved our customers in this transition to make sure that our new product range will suit their needs. With this strategy, we are aiming to get their buy-in for our long-term product strategy but, in the short term, this has also led some of our customers to also prepare the transition into the next generation products and we expect some hold back on volumes during this transition, leading to a temporary decrease in revenue.

Gross Profit

Our gross profit increased by USD 4.2 million to USD 14.0 million (gross margin of 47%) in the year ended December 31, 2023 in comparison with a gross profit of USD 9.8 million (gross margin of 42%) in the year ended December 31, 2022. Most of the increase in gross profit is the direct result of the increase in revenue year-on-year.

We note that the shortages in semiconductor components over the last few years have led to an increase in purchasing costs as the Company paid premiums on standard costs to increase its production capacity. However, WISeKey’s strong working relationships with its customers has allowed us to build these increases into our prices. We have therefore not suffered any decrease in gross profit margin in relation to the supply chain issues during shortages. However, as shortages are resolved our purchasing costs have decreased back to pre-COVID levels, and our customer prices have been realigned. The increase in gross profit margin in 2023 is temporary, resulting from the timing difference between when the Company stopped paying higher purchasing costs and when the inventory with these higher costs was delivered to our customers.

Other operating income

We do not have recurring other operating income that contributes to our profit.

In 2023, the main components of our other operating income consisted of the release of a provision for tax risk for USD 39,902 and a liability written off after expiration of the statute of limitation for USD 8,420.

In 2022, the main components of our other operating income consisted of a one-off credit in relation to the write off a payable balance of USD 1,899,148, and liabilities written off.

Research & development expenses

Our research and development ("R&D") expenses includes expenses related to the research of new technology, products and applications, as well as their development and proof of concept, and the development of further application for our existing products and technology. They include salaries, bonuses, pension costs, stock-based compensation, depreciation and amortization of capitalized assets, costs of material and equipment that do not meet the criteria for capitalization, as well as any tax credit relating to R&D activities, among others.

Our R&D expenses increased by USD 1.6 million between 2023 and 2022. As we are working on the development of our next-generation products and solutions, including our post-quantum QUASAR program, R&D remains a large part of our operating expenses with USD 3.9 million spent in the year ended December 31, 2023, representing 22% of total operating expenses. Our Group being technology-driven, the level of our R&D expenses reflects our engagement to act as a leader in semiconductor security solutions and future applications.

Research tax credits are provided by the French government to give incentives for companies to perform technical and scientific research. Our subsidiary WISeKey Semiconductors is eligible to receive such tax credits. The credit is deductible from the entity's income tax charge for the year or payable in cash the following year, whichever event occurs first.

Selling & marketing expenses

Our selling & marketing ("S&M") expenses include advertising and sales promotion expenses such as salaries, bonuses, pension costs, stock-based compensation, business development consultancy services, and costs of supporting material and equipment that do not meet the criteria for capitalization, among others.

With a total of USD 5.6 million net of stock-based compensation, our S&M expenses increased by USD 1.8 million in comparison with our 2022 S&M expenses of USD 3.8 million net of stock-based compensation. This increase reflects our continued efforts to build a stronger sales force, with an increased presence in the U.S., to support our revenue growth.

General & administrative expenses

Our general & administrative ("G&A") expenses cover all other charges necessary to run our operations and supporting functions, and include salaries, bonuses, pension costs, stock-based compensation, lease and building costs, insurance, legal, professional, accounting and auditing fees, depreciation and amortization of capitalized assets, and costs of supporting material and equipment that do not meet the criteria for capitalization, among others.

Net of stock-based compensation, our G&A expenses of USD 8.6 million has increased by USD 5.5 million in comparison with the USD 3.1 million G&A expense net of stock-based compensation for the year ended December 31, 2022. Part of this increase relates to the cost of forming a group of companies listed on the Nasdaq, with, for the year ended December 31, 2023, USD 2.6 million expenses in supporting services from WISeKey (recharge of a portion of executive management employment costs and of support services employment costs such as finance or legal staff), legal fees of USD 2.2 million, audit fees of USD 0.5 million, Nasdaq fees of USD 0.3 million, share registrar’s fees of USD 0.3 million, and Board fees of USD 0.1 million.

Our G&A expenses remain and will remain high due to SEALSQ initiatives to expand our geographical footprint and revenue streams. These initiatives require specific professional expertise and legal advice which contribute to our G&A cost base.

Operating loss / income

As a result of the factors described in the above sections, our USD 4.1 million operating loss for the year ended December 31, 2023 increased by USD 6.7 million compared with our USD 2.6 million operating gain for the year 2022.

This is a direct result of the increase in G&A expenses incurred for the management and listing of the Group in 2023, as well as the additional investment in R&D to develop our next-generation solutions.

Non-operating income and expenses

The net balance of our non-operating activities in the year ended December 31, 2023 was a net non-operating income of USD 1.1 million, which represents a USD 1.2 million increase in non-operating income compared with 2022 and its USD 0.1 million net expenses from non-operating activities.

In 2023, our loan-related expenses in the form of interest and amortization of debt discount expense increased by USD 0.3 million in comparison to 2022. However, a write-off of indebtedness to related parties of USD 2.2 million resulted in the positive variance, year-on-year, of our net non-operating income.

Net income / (loss)

In the year ended December 31, 2023, the Company made a net loss of USD 3.3 million. This compares to a net income position of USD 5.8 million for the year ended December 31, 2022.

The main factors explaining the net loss in the year ended December 31, 2023, are the increase in G&A expenses incurred for the management and listing of the Group in 2023, as well as the additional investment in R&D to develop our next-generation solutions. Also, in the year ended December 31, 2022, the group recorded a USD 3.2 million income tax recovery for the recognition of a deferred tax asset in the same amount.

Non-GAAP Performance Measures

In addition to our reported financial results prepared under US GAAP, we also prepare and disclose EBITDA and Adjusted EBITDA, which are measures not prepared in accordance with US GAAP. We present EBITDA and Adjusted EBITDA because we believe that these measures are useful to investors as they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We further believe that Adjusted EBITDA is helpful to investors in identifying trends in our business that could otherwise be obscured by certain items unrelated to ongoing operations because they are highly variable, difficult to predict, may substantially impact our results of operations and may limit the ability to evaluate our performance from one period to another on a consistent basis.

The usefulness of EBITDA and Adjusted EBITDA to investors has limitations including, but not limited to, (i) they may not be comparable to similarly titled measures used by other companies, including those in our industry, (ii) they exclude financial information and events, such as the effects of an acquisition or amortization of intangible assets, or of stock-based compensation, that some may consider important in evaluating our performance, value or prospects for the future, (iii) they exclude items or types of items that may continue to occur from period to period in the future and (iv) they may not exclude all items, which could increase or decrease these measures, which investors may consider to be unrelated to our long-term operations, such as the results of businesses divested during a period. These non-GAAP measures should not be considered in isolation and are not, and should not be viewed as, substitutes for income, net profit for the year or any other measure of performances presented in accordance with US GAAP. We encourage investors to review our historical financial statements in their entirety and caution investors to use US GAAP measures as the primary means of evaluating our performance, value and prospects for the future, and EBITDA and Adjusted EBITDA as supplemental measures.

EBITDA and Adjusted EBITDA

We define EBITDA as operating income/loss before income tax expenses, depreciation and amortization including any purchase accounting ("PPA") effects when applicable, and net interest expense.

We define Adjusted EBITDA as EBITDA further adjusted to exclude non-cash expenses such as stock-based compensation and equity settlements, and other items that management believes are unrelated to our core operations such as non-recurring legal and professional expenses related to our merger and acquisition activities.

The following table provides a reconciliation from operating loss to EBITDA and Adjusted EBITDA for the years ended December 31, 2023 and December 31, 2022.

	12 months ended December 31,
(Million USD)	2023	2022
Operating loss as reported	(4.1)	2.6
Non-GAAP adjustments:
Depreciation expense	0.6	0.4
EBITDA	(3.5)	3.0
Non-GAAP adjustments:
Listing-related professional fees*	0.3	0.1
Adjusted EBITDA	(3.2)	4.1

* The Company was listed on the Nasdaq on May 24, 2023.

Financial year ended December 31, 2022, compared with financial year ended December 31, 2021

	12 months ended December 31,	12 months ended December 31,	Year-on-Year Variance
USD'000	2022	2021

Net sales	23,198	16,995	36%
Cost of sales	(13,267)	(9,547)	39%
Depreciation of production assets	(132)	(301)	-56%
Gross profit	9,799	7,147	37%

Other operating income	2,007	91	2105%
Research & development expenses	(2,308)	(3,050)	-24%
Selling & marketing expenses	(3,824)	(4,245)	-10%
General & administrative expenses	(3,091)	(4,984)	-38%
Total operating expenses	(7,216)	(12,188)	-41%
Operating income / (loss)	2,583	(5,041)	-151%

Non-operating income	935	483	94%
Interest and amortization of debt discount	(355)	(167)	113%
Non-operating expenses	(638)	(96)	565%
Income / (loss) before income tax expense	2,525	(4,821)	-152%

Income tax (expense)/recovery	3,245	(6)	-54183%

Net income / (loss)	5,770	(4,827)	-220%

Revenue

Our total revenue for the year ended December 31, 2022 increased by USD 6.2 million or 36% from prior period.

Our IoT revenue increased by 36% year on year as the world economy started to recover from the global freeze generated by the succession of (i) the political and trading tensions between the U.S. and China, and the rising threat of protectionism and vulnerabilities in emerging markets, which affected all IoT and microprocessors companies by delaying their investment decisions because of the threat over their supply chain, followed by (ii) the COVID-19 pandemic which upended the global economy and disrupted worldwide supply chains, causing significant shortages in microprocessors component. Even though our IoT revenue is growing, it is still impaired by the effects of the shortages and long lead-times. We continue negotiating with our suppliers to shorten our delivery times to customers.

The table below shows the breakdown of our revenue by operating segment for the years ended December 31, 2022 and December 31, 2021.

	12 months ended December 31,	12 months ended December 31,	Year-on-Year
USD'000	2022	2021	Variance
IoT segment revenue from external customers	18,336	14,850	23%
All other segment revenue from external customers	4,862	2,145	127%
Total revenue	23,198	16,995	36%

Gross Profit

Our gross profit increased by USD 2.7 million to USD 9.8 million (gross margin of 42%) in the year ended December 31, 2022 in comparison with a gross profit of USD 7.1 million (gross margin of 42%) in the year ended December 31, 2021. Most of the increase in gross profit is the direct result of the increase in revenue year-on-year.

We note that the shortages in semiconductor components over the last two years led to an increase in purchasing costs. However, SEALSQ strong working relationships with its customers allowed us to build these increases into our prices. We did not therefore suffer any decrease in gross profit margin in relation to the supply chain issues and are not anticipating any significant impact on future gross profit.

Other operating income

We do not have recurring other operating income that contributes to our profit.

In 2022, the main components of our other operating income consisted of a one-off credit in relation to the write off a payable balance of USD 1,899,148, and liabilities written off.

In 2021, our other operating income consisted mainly of a release of accruals for tax liabilities amounting to USD 91,193.

Research & development expenses

Our research and development ("R&D") expenses includes expenses related to the research of new technology, products and applications, as well as their development and proof of concept, and the development of further application for our existing products and technology. They include salaries, bonuses, pension costs, stock-based compensation, depreciation and amortization of capitalized assets, costs of material and equipment that do not meet the criteria for capitalization, as well as any tax credit relating to R&D activities, among others.

Our R&D expenses decreased by USD 0.7 million between 2021 and 2022. Although we have refocused our R&D efforts, it remains a large part of our operating expenses with USD 2.3 million spent in the year ended December 31, 2022, representing 32% of total operating expenses. Our Group being technology-driven, the level of our R&D expenses reflects our engagement to act as a leader in new cybersecurity developments and future applications.

Research tax credits are provided by the French government to give incentives for companies to perform technical and scientific research. Our subsidiary WISeKey Semiconductors is eligible to receive such tax credits. The credit is deductible from the entity's income tax charge for the year or payable in cash the following year, whichever event occurs first.

Selling & marketing expenses

Our selling & marketing ("S&M") expenses include advertising and sales promotion expenses such as salaries, bonuses, pension costs, business development consultancy services, and costs of supporting material and equipment that do not meet the criteria for capitalization, among others.

With a total of USD 3.8 million net, our S&M expenses decreased by USD 0.4 million in comparison with our 2021 S&M expenses of USD 4.2 million. This increase reflects our focus on reducing our cost structure while also continuing our efforts to build a stronger sales force, with an increased presence in the U.S., to support our revenue growth.

General & administrative expenses

Our general & administrative ("G&A") expenses cover all other charges necessary to run our operations and supporting functions, and include salaries, bonuses, pension costs, stock-based compensation, lease and building costs, insurance, legal, professional, accounting and auditing fees, depreciation and amortization of capitalized assets, and costs of supporting material and equipment that do not meet the criteria for capitalization, among others.

Our G&A expenses of USD 3.1 million has decreased by USD 1.9 million in comparison with the USD 5.0 million G&A expense for the year ended December 31, 2021. This decrease relates mostly to a reduction in the charges paid to WISeKey for the support time of management staff as well as a reduction in the depreciation as a result of fixed assets becoming fully written-down during the year.

Operating loss / gain

As a result of the factors described in the above sections, our operating gain for the year ended December 31, 2022 increased by USD 7.6 million compared with our USD 5.0 million operating loss for the year 2022. .

SEALSQ continues to focus on reducing its cost structure and its G&A costs, whilst investing in both its Sales and Marketing operations and R&D of new products such as post-quantum cryptography and the development of its WISeSat proposition.

Non-operating income and expenses

The net balance of our non-operating activities in the year ended December 31, 2022 was an expense of USD 0.1 million, which represents a USD 0.3 million increase in non-operating costs compared to 2021 and its USD 0.2 million net income from non-operating activities

Net income / loss

As a result of the above factors and of a USD 3.2 million income tax recovery for the recognition of a deferred tax asset in the same amount in the year ended December 31, 2022, the Company reached a net income of USD 5.8 million. This compares to a net loss of USD 4.8 million for the year ended December 31, 2021.

Non-GAAP Performance Measures

In addition to our reported financial results prepared under US GAAP, we also prepare and disclose EBITDA and Adjusted EBITDA, which are measures not prepared in accordance with US GAAP. We present EBITDA and Adjusted EBITDA because we believe that these measures are useful to investors as they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We further believe that Adjusted EBITDA is helpful to investors in identifying trends in our business that could otherwise be obscured by certain items unrelated to ongoing operations because they are highly variable, difficult to predict, may substantially impact our results of operations and may limit the ability to evaluate our performance from one period to another on a consistent basis.

The usefulness of EBITDA and Adjusted EBITDA to investors has limitations including, but not limited to, (i) they may not be comparable to similarly titled measures used by other companies, including those in our industry, (ii) they exclude financial information and events, such as the effects of an acquisition or amortization of intangible assets, or of stock-based compensation, that some may consider important in evaluating our performance, value or prospects for the future, (iii) they exclude items or types of items that may continue to occur from period to period in the future and (iv) they may not exclude all items, which could increase or decrease these measures, which investors may consider to be unrelated to our long-term operations, such as the results of businesses divested during a period. These non-GAAP measures should not be considered in isolation and are not, and should not be viewed as, substitutes for income, net profit for the year or any other measure of performances presented in accordance with US GAAP. We encourage investors to review our historical financial statements in their entirety and caution investors to use US GAAP measures as the primary means of evaluating our performance, value and prospects for the future, and EBITDA and Adjusted EBITDA as supplemental measures.

EBITDA and Adjusted EBITDA

We define EBITDA as operating income/loss before income tax expenses, depreciation and amortization including any purchase accounting ("PPA") effects when applicable, and net interest expense.

We define Adjusted EBITDA as EBITDA further adjusted to exclude non-cash expenses such as stock-based compensation and equity settlements, and other items that management believes are unrelated to our core operations such as non-recurring legal and professional expenses related to our merger and acquisition activities.

The following table provides a reconciliation from operating loss to EBITDA and Adjusted EBITDA for the years ended December 31, 2022, and December 31, 2021.

	12 months ended December 31,
(Million USD)	2022	2021
Operating loss as reported	2.6	(5.0)
Recurring non-GAAP adjustments:
Depreciation expense	0.4	1.5
Amortization expense on intangibles		0.6
EBITDA	3.0	(3.5)
Non-recurring non-GAAP adjustments:
Listing-related professional fees	-	-
Adjusted EBITDA	3.0	(3.5)

Factors affecting our income tax expenses and recovery

For the financial years 2023, 2022 and 2021, income tax at the statutory rate compared to the Group's income tax expenses as reported is as per table below.

	12 months ended December 31,
USD'000	2023	2022	2021
Net income / (loss) before income tax	(3,043)	2,525	(4,821)
Statutory tax rate	14%	25%	26.5%
Expected income tax (expense)/recovery	426	(631)	1,278
Change in tax loss carryforwards	869	(41)	(382)
Change in loss carryforwards in relation to the debt remission	(514)	1,342	-
Change in valuation allowance	(600)	2,185	660
Foreign tax effects	(75)	(95)	(110)
Nontaxable or nondeductible items	(22)	157	(1,709)
Other	(309)	328	257
Income tax (expense) / recovery	(225)	3,245	(6)

As at December 31, 2023 and 2022, our net deferred tax balance was reconciled as follows:

Deferred tax assets and liabilities	As at December 31,	As at December 31,
USD'000	2023	2022
Defined benefit accrual	(3)	(29)
Tax loss carry-forwards	4,468	3,599
Add back loss carryforwards used for the debt remission	828	1,342
Valuation allowance	(2,216)	(1,616)
Deferred tax assets / (liabilities)	3,077	3,296

The valuation allowance corresponds to the amount of deferred tax that, based on our accounting assessment under applicable standards, should not be recognized as assets in our balance sheet. For the calculation of the valuation allowance, management has considered the extent to which realization of the tax assets is probable for group entities that are or have been in a loss-making position during the last three financial years.

In 2023, the valuation allowance increased by USD 0.6 million which is mostly attributable to the increase in tax loss carry-forwards by USD 0.9 million.

Impact of foreign currency fluctuation

We operate worldwide and as such are exposed to currency fluctuation risks. Although the majority of our sales, purchase and financial operations are denominated in our reporting currency, the U.S. Dollar, some sales and financing contracts are denominated in other currency, and especially in the currency of our French subsidiary, the Euro.

Fluctuations in the exchange rates between the U.S. Dollar and other currencies may have a significant effect on both the Company’s results of operations, including reported sales and earnings, and the Company’s assets, liabilities and cash flows. This, in turn, may affect the comparability of period-to-period results of operations.

We do not currently hedge against foreign currency fluctuation.

The table below shows the variation in foreign exchange rates used to prepare our financial statements for the financial years ended December 31, 2023, December 31, 2022, and December 31, 2021.

		12 months ended December 31,
		2023		2022		Year-on-Year Variance
Foreign currency to U.S. Dollar		Closing rate	12-month Average rate	Closing rate	12-month Average rate	Closing rate	12-month Average rate
Euro	EUR:USD	1.103897	1.082004	1.073231	1.054283	2.86%	2.63%
Japanese Yen	JPY:USD	0.007092	0.007135	0.007633	0.007663	-7.09%	-6.89%
Taiwanese Dollar	TWD:USD	0.032560	0.032121	0.032642	0.033655	-0.25%	-4.56%

		12 months ended December 31,
		2022		2021		Year-on-Year Variance
Foreign currency to U.S. Dollar		Closing rate	12-month Average rate	Closing rate	12-month Average rate	Closing rate	12-month Average rate
Euro	EUR:USD	1.073231	1.054283	1.137651	1.183361	-5.66%	-10.91%
Japanese Yen	JPY:USD	0.007633	0.007663	0.008687	0.009116	-12.13%	-15.94%
Taiwanese Dollar	TWD:USD	0.032642	0.033655	0.036081	0.035814	-9.53%	-6.03%

We do not operate in countries experiencing hyperinflation and assessed the impact of inflation as immaterial to our financial statements.

B.	Liquidity and Capital Resources

Company liquidity

Our cash and capital requirement relate mainly to our operating cash requirement, capital expenditures, contractual obligations, repayment of indebtedness and payment of interest and financing fees.

Sources of liquidity

Our usual sources of liquidity are cash generated from customers and cash from financing instruments such as debt and convertible debt. Historically, the Group has been dependent on debt to augment the operating cash flow to cover its cash requirements.

We had positive working capital of USD 11.6 million as at December 31, 2023. We calculate working capital as our current assets, less our current liabilities. Based on the Group’s cash projections for the next 12 months to March 31, 2025, the Group has sufficient liquidity to fund operations and financial commitments.

As at December 31, 2023, we hold cash and cash equivalent in an amount of USD 6.9 million following the cash injection from our First Tranche Notes. We expect to use this liquidity to fund our operations, develop our sales team, and support our R&D expenses for our next-generation solutions.

Consolidated cash flows

The following table shows information about our cash flows during the financial years ended December 31, 2023, 2022 and 2021 respectively.

	12 months ended December 31,	12 months ended December 31,	12 months ended December 31,
USD'000	2023	2022	2021

Cash Flows from operating activities:
Net cash provided by (used in) operating activities	(3,040)	(446)	(3,364)
Net cash provided by (used in) investing activities	(3,021)	(299)	(36)
Net cash provided by (used in) financing activities	8,920	1,750	3,464

Effect of exchange rate changes on cash and cash equivalents	(21)	96	170

Cash and cash equivalents
Net increase (decrease) during the period	2,838	1,993	234
Balance, beginning of period	4,057	2,064	1,830
Balance, end of period	6,895	4,057	2,064

We have not experienced any legal or economic restrictions on the ability of subsidiaries to transfer funds to the Company in the form of loans.

Level of borrowing

As at December 31, 2023, we held short-term notes payable in an amount of USD 1,277,806. The section below gives the detail of the financial instruments used by the company.

Financial instruments

The following financial instruments are those that were in use and disclosed in our balance sheet and notes as at December 31, 2023.

Share Purchase Agreement with L1 Capital Global Opportunities Master Fund

On July 11, 2023, the Group entered into a Securities Purchase Agreement (the “L1 Facility”) with L1 Capital Global Opportunities Master Fund Ltd (“L1”) pursuant to which L1 may enter into a private placement of up to a maximum amount of USD 10 million, divided into two equal tranches, in the form of Senior Unsecured Original Issue 4% Discount Convertible Promissory Notes. The Notes shall have a 24-month maturity and bear interest at a rate of 4% per annum, subject to adjustment. The Notes will be convertible into ordinary shares of SEALSQ, partially or in full, at an initial conversion price equal to the lesser of (i) USD 30 per ordinary share and (ii) 92% of the lowest daily volume weighted average price ("VWAP") of the ordinary shares during the ten trading days immediately preceding the notice of partial or full conversion of the Note, with a floor price of USD 2.50.

Due to L1’s option to convert the loan in part or in full at any time before maturity, the L1 Facility was assessed as a share-settled debt instrument with an embedded put option. In line with ASC 480-10-55-43 and ASC 480-10-55-44, because the value that L1 will predominantly receive at settlement does not vary with the value of the shares, the settlement provision is not considered a conversion option. We assessed the put option under ASC 815 and concluded that it is clearly and closely related to its debt host and therefore did not require bifurcation. Per ASC 480-10-25, the L1 Facility was accounted for as a liability measured at fair value using the discounted cash flow method at inception.

Additionally, per the terms of the L1 Facility, upon each tranche closing under the L1 Facility, SEALSQ will grant L1 the option to acquire ordinary shares of SEALSQ at an initial exercise price of USD 30, which may reset at 120% of the closing VWAP on the six-month anniversary of the tranche closing date. The number of warrants granted at each tranche subscription is calculated as 30% of the principal amount of each tranche divided by the VWAP of the ordinary shares of SEALSQ on the trading day immediately preceding the tranche closing date. Each warrant agreement has a 5-year exercise period starting on the relevant tranche closing date. In line with ASC 470-20-25-2, for each tranche closing, the proceeds from the convertible notes with a detachable warrant were allocated to the two elements based on the relative fair values of the debt instrument without the warrant and of the warrant at time of issuance. When assessed as an equity instrument, the warrant agreement is fair valued at grant using the Black-Scholes model and the market price of the ordinary shares on the tranche closing date. The fair value of the debt is calculated using the discounted cash flow method.

The first tranche of USD 5 million was funded on July 12, 2023, by L1. SEALSQ issued to L1 (i) a Senior Original Issue 4% Discount Convertible Promissory Note of USD 5 million (the “First L1 Note”), convertible into SEALSQ’s ordinary shares, and (ii) 122,908 warrants on the ordinary shares of SEALSQ with a 5-year maturity (the “First Tranche Warrant”). SEALSQ also created a capital reserve of 8,000,000 ordinary shares from its duly authorized ordinary shares for issuance under the First L1 Note and the First Tranche Warrant. Debt issue costs made up of legal expenses totaling USD 114,832 and a commission of USD 250,000 to the placement agent were due upon issuance of the First L1 Note, and a fee of USD 200,000 representing 4% of the principal value of the First L1 Note was paid to L1 at closing.

The First Tranche Warrant was assessed as an equity instrument and was fair valued at grant at an amount of USD 632,976 using the Black-Scholes model and the market price of the ordinary shares of SEALSQ on the date of grant of USD 11.42. The fair value of the debt was calculated using the discounted cash flow method as USD 4,987,363. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 563,112, with the credit entry recorded in additional paid-in capital (“APIC”), and the debt issue costs created a debt discount on the debt host in the amount of USD 323,744 and a debit to APIC of USD 41,088. Including the fee paid to L1, a total debt discount of USD 1,086,856 was recorded against the First L1 Note’s principal amount.

During the year ended December 31, 2023, L1 converted a total of USD 4 million of the First L1 Note, resulting in the delivery of a total of 3,940,629 ordinary shares of SEALSQ. A debt discount charge of USD 210,290 was amortized to the income statement and unamortized debt discounts totaling USD 705,572 were booked to APIC on conversions in line with ASC 470-02-40-4.

As at December 31, 2023, the outstanding L1 Facility available was USD 5 million, the unconverted balance on the First L1 Note was USD 1 million and the unamortized debt discount balance was USD 170,994, hence a carrying value of USD 829,006.

Share Purchase Agreement with Anson Investments Master Fund

On July 11, 2023, the Group entered into a Securities Purchase Agreement (the “Anson Facility”) with Anson Investments Master Fund LP (“Anson”) pursuant to which Anson may enter into a private placement of up to a maximum amount of USD 10 million, divided into two equal tranches, in the form of Senior Unsecured Original Issue 4% Discount Convertible Promissory Notes. The Notes shall have a 24-month maturity and bear interest at a rate of 4% per annum, subject to adjustment. The Notes will be convertible into ordinary shares of SEALSQ, partially or in full, at an initial conversion price equal to the lesser of (i) USD 30 per ordinary share and (ii) 92% of the lowest daily volume weighted average price ("VWAP") of the ordinary shares during the ten trading days immediately preceding the notice of partial or full conversion of the Note, with a floor price of USD 2.50.

Due to Anson’s option to convert the loan in part or in full at any time before maturity, the Anson Facility was assessed as a share-settled debt instrument with an embedded put option. In line with ASC 480-10-55-43 and ASC 480-10-55-44, because the value that Anson will predominantly receive at settlement does not vary with the value of the shares, the settlement provision is not considered a conversion option. We assessed the put option under ASC 815 and concluded that it is clearly and closely related to its debt host and therefore did not require bifurcation. Per ASC 480-10-25, the Anson Facility was accounted for as a liability measured at fair value using the discounted cash flow method at inception.

Additionally, per the terms of the Anson Facility, upon each tranche closing under the Anson Facility, SEALSQ will grant Anson the option to acquire ordinary shares of SEALSQ at an initial exercise price of USD 30, which may reset at 120% of the closing VWAP on the six-month anniversary of the tranche closing date. The number of warrants granted at each tranche subscription is calculated as 30% of the principal amount of each tranche divided by the VWAP of the ordinary shares of SEALSQ on the trading day immediately preceding the tranche closing date. Each warrant agreement has a 5-year exercise period starting on the relevant tranche closing date. In line with ASC 470-20-25-2, for each tranche closing, the proceeds from the convertible notes with a detachable warrant were allocated to the two elements based on the relative fair values of the debt instrument without the warrant and of the warrant at time of issuance. When assessed as an equity instrument, the warrant agreement is fair valued at grant using the Black-Scholes model and the market price of the ordinary shares on the tranche closing date. The fair value of the debt is calculated using the discounted cash flow method.

The first tranche of USD 5 million was funded on July 12, 2023, by Anson. SEALSQ issued to Anson (i) a Senior Original Issue 4% Discount Convertible Promissory Note of USD 5 million (the “First Anson Note”), convertible into SEALSQ’s ordinary shares, and (ii) 122,908 warrants on the ordinary shares of SEALSQ with a 5-year maturity (the “First Tranche Warrant”). SEALSQ also created a capital reserve of 8,000,000 ordinary shares from its duly authorized ordinary shares for issuance under the First Anson Note and the First Tranche Warrant. Debt issue costs made up of legal expenses totaling USD 64,832 and a commission of USD 250,000 to the placement agent were due upon issuance of the First Anson Note, and a fee of USD 200,000 representing 4% of the principal value of the First Anson Note was paid to Anson at closing.

The First Tranche Warrant was assessed as an equity instrument and was fair valued at grant at an amount of USD 632,976 using the Black-Scholes model and the market price of the ordinary shares of SEALSQ on the date of grant of USD 11.42. The fair value of the debt was calculated using the discounted cash flow method as USD 4,987,363. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 563,112, with the credit entry recorded in additional paid-in capital (“APIC”), and the debt issue costs created a debt discount on the debt host in the amount of USD 279,375 and a debit to APIC of USD 35,457. Including the fee paid to Anson, a total debt discount of USD 1,042,487 was recorded against the First Anson Note’s principal amount.

During the year ended December 31, 2023, Anson converted a total of USD 4,175,000 of the First Anson Note, resulting in the delivery of a total of 3,996,493 ordinary shares of SEALSQ. A debt discount charge of USD 198,984 was amortized to the income statement and unamortized debt discounts totaling USD 708,062 were booked to APIC on conversions in line with ASC 470-02-40-4.

As at December 31, 2023, the outstanding Anson Facility available was USD 5 million, the unconverted balance on the First Anson Note was USD 825,000 and the unamortized debt discount balance was USD 135,441, hence a carrying value of USD 689,559.

Production Capacity Investment Loan Agreement

In November 2022, SEALSQ entered into a loan agreement with a third-party client to borrow funds for the purpose of increasing their production capacity.  Under the terms of the Agreement, the client has lent to SEALSQ a total of USD 2 million. The loan will be reimbursed by way of a volume rebate against future sales volumes of certain products from the SEALSQ Group to the client during the period from July 1, 2023, through to December 31, 2025.  The volume rebate is based upon quarterly sales volumes in excess of a base limit on a yearly projected basis. Any amount still outstanding as at December 31, 2025 shall fall due for repayment on that date.  The loan does not bear any interest and there were no fees or costs attributed to the loan.

At inception in November 2022, a debt discount totaling USD 511,128 was booked to additional paid-in capital.

As of December 31, 2023, SEALSQ has not repaid any amount. The Group recorded a debt discount amortization expense of USD 164,924 in the year 2023.

Therefore, as at December 31, 2023, the loan balance remains USD 2 million with an unamortized debt discount balance of USD 346,204, thus leaving a carrying value of USD 1,653,796.

Indebtedness to related parties

On January 1, 2023, the SEALSQ Group entered into a loan agreement with WISeKey (the “New Loan”) which replaced all outstanding loan agreements. Per the terms of the New Loan, WISeKey extended a loan to the SEALSQ Group of up to USD 5 million, with an interest rate of 2.5% per annum, repayable on or around December 31, 2024. A first tranche loan of USD 1,407,497 was drawn on January 1, 2023, which was made up of the balance of USD 1,198,746 outstanding from previous loan agreements as at December 31, 2022 and an additional loan amount of USD 208,751. We determined the New Loan to be a troubled debt restructuring under ASC 470-60, where the future undiscounted cash flows of the New Loan were more than the net carrying value of USD 1,163,406 of the original debt with WISeKey. Therefore, in line with ASC 470-60, we recorded the New Loan with a new effective interest rate of 12.3% established based on the carrying value of the original debt and the revised cash flows. A total interest rate accrual of USD 244,091 was recorded as a debit to Indebtedness to related parties, current at inception and the unamortized debt discount balance on the previously outstanding loans of USD 35,340 was extinguished, hence a net credit to APIC of USD 208,751. In line with ASC 470-60, no gain was recorded in the income statement.

All entities in the SEALSQ Group are subject to management fees from WISeKey and WISeKey’s affiliates. Where the payment terms have been defined, the classification between current and noncurrent follows the payment terms, however, where there is no set payment date for these fees, they have been classified as noncurrent.

As at December 31, 2023, the Group owed WISeKey and WISeKey’s affiliates noncurrent debts in an aggregate amount of USD 9,695,576, made up of loans and unpaid management fees, and current debts in an aggregate amount of USD 1,407,497. The unamortized effective interest balance of the current debts was USD 129,691, hence a carrying value of the current debts of USD 1,277,806 as at December 31, 2023. In the year 2023, an aggregate effective interest expense of USD 114,400 was recorded in the income statement.

As at December 31, 2023, the Group also held an accounts payable balance of USD 1,377,871 with WISeKey in relation to interest on outstanding loans and the recharge of management services, classified as accounts payable to shareholders.

Material cash requirements from known contractual and other obligations

The following table sets forth our known contractual and other cash payment obligations as at December 31, 2023 in USD'000s:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	more than 5 years
Operating and short-term lease obligations	1,429	336	618	475	-
Debt and convertible note obligations	13,212	1,479	2,038	9,695	-
Total contractual obligations	14,641	1,815	2,656	10,170	-

C.	Research and Development, Patents and Licenses, Etc.

In 2023, SEALSQ continued its effort to move forward the QUASARS project aiming at the development of a new generation of RISC-V Quantum Resistant Secure Platform. A significant step with the development of a RISC-V post quantum test-chip was achieved in Q3 with this year. This new generation chip based on the RISC-V open-source core technology, is meant to align not only with today’s highest security standards like Common Criteria EAL5+ and NIST-FIPS, but also to be capable to run quantum resistant cryptographic algorithms to support next generation hybrid schemes. These include robust techniques like lattice-based and code-based cryptography, which are designed to withstand quantum computing threats.

The first commercial version of the new SEALSQ platform (sampling will start in late 2024) will align with key security benchmarks, including the widely recognized TPM 2.0 standard set by the Trusted Computing Group (TCG).

SEALSQ plans indeed to use this platform to serve various segments of the secure chips market including TPMs, and Secure Microcontrollers dedicated to IoT, Automotive, Healthcare and Smart Energy applications.

RISC-V technology is revolutionizing the microchip industry, challenging established giants and paving the way for transformative changes. By the end of 2022, the industry had already embraced over 10 billion RISC-V cores, with thousands of engineers globally contributing to RISC-V projects. According to research by Semico, this market is expected to grow at a CAGR of 70% through 2027, incorporating RISC-V elements.

The global trusted platform module (TPM) market size is slated to expand at ~ 13% CAGR between 2023 and 2035. The market is poised to garner a revenue of $6 billion by the end of 2035, up from a revenue of ~$2 billion in the year 2022, due to the growing affordability of connected devices such as laptops, smartphones, and tablets, as well as the convenience they offer with regards to communication, entertainment, and work.

We currently own 88 individual patents which preserve our technology. Our spending in research and development includes the development of future technologies that we will register legally in the future to develop our patent portfolio and ensure that competitors cannot replicate our technology easily.

D.	Trend Information

Our growth strategy and industry trends are detailed in Item 3.B. Business Overview. The uncertainties and material commitments such as financial instruments that are likely to have a material effect on the companies' financial condition are described in Item 3.D. Risk Factors and Item 5.B. Liquidity and Capital Resources.

The processor industry sees rapid growth and adoption of RISC-V based processors. SEALSQ has developed its own RISC-V based secure core which will be used as the foundation of our next hardware generation platform.

A major trend of the Secure Element industry is the announcement of the FIPS 140-3 standard which implement a “Side Channel Assessment” of the components which apply to this standard, in order to test their resistance.

Last trend of the Secure Element industry is the anticipation of the quantum computer threat. Beside the U.S. National Institute of Standards and Technology (NIST), part of the U.S. Department of Commerce, which have selected 4 algorithms in their final round of selecting encryption and digital signature post-quantum algorithms, the ANSSI (the french Agence Nationale de la sécurité des systems informatiques), has published in Jan 2022 a position paper where it documents its views on the post quantum cryptography transition: it recommends that in 2025 secure chips shall embed “hybridation” to provide post-quantum security assurance while avoiding any pre-quantum security regression.

In July 2023, the FCC announced the “U.S. Cyber Trust Mark” initiative, a voluntary labeling program to increase product security awareness of consumer Internet of Things (IoT) based on NIST IR 8425. A little earlier, the European Commission leveraged on ETSI EN 303 645 to propose the EU Cyber Resilience Act with similar objectives.

In parallel a growing number of consumer IoT players gather around interoperability standards like Matter for Smart Home devices.

Both industry standards and national security labels require that IoT devices securely embed a unique trusted identity in the shape of certificates and private keys, as a cornerstone to the IoT security framework. IoT Device makers therefore consider compliance to these standards and their security requirements as a key part of their product development and launch plans.

In 2023, SEALSQ reinforced its positioning as a unique security compliance provider for IoT device makers, delivering fully integrated security solutions from accredited root-of-trust to secure chip: costs and simplicity are optimized with no intermediates in the value chain, and the product gets to market earlier thanks to shorter development and certification processes.

E.	Critical Accounting Estimates

The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires us to make judgments, estimates, and assumptions that affect reported amounts of assets, liabilities, sales and expenses, and the disclosure of contingent assets and liabilities.

We consider an accounting estimate critical if it: (i) requires management to make judgments and estimates about matters that are inherently uncertain; and (ii) is important to an understanding of our financial condition and operating results.

We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances. Although these estimates are based on management's best knowledge of current events and actions that may impact us in the future, actual results could differ from those estimates. Management has discussed the development, selection and disclosure of these critical accounting estimates with the Audit Committee of the Board of Directors.

We believe the following accounting estimates are most critical to our business operations and to an understanding of our financial condition and results of operations and reflect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

Inventory Valuation

Due to the long manufacturing cycle in the semiconductor industry, we must order components for our products and build inventory in advance of customer orders.

We record inventories at the lower of cost and net realizable value and record write-downs of inventories that are obsolete or in excess of anticipated demand or net realizable value. The Group records an inventory valuation allowance based on an analysis of physical deterioration, obsolescence or a comparison to the anticipated demand or market value based on a consideration of marketability and product maturity, demand forecasts, historical trends and assumptions about future demand and market conditions.

Recoverability of deferred tax assets

We operate in multiple countries and our profits are taxed pursuant to the tax laws of these countries. Our income tax rate may be affected by the changes in or interpretations of tax laws and tax agreements in any given jurisdiction, utilization of net operating loss and tax credit carryforwards, changes in geographical mix of income and expense, and changes in our assessment of matters such as the ability to realize deferred tax assets.

We must also assess temporary differences resulting from the different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheet.

We assess the likelihood that our deferred tax assets will be recovered from future taxable income, considering, in particular, historical results before income tax expense. When we determine that it is not more likely than not that we will realize all or part of our deferred tax assets, an adjustment is charged to earnings in the period when such determination is made. Likewise, if we later determine that it is more likely than not that all or a part of our deferred tax assets would be realized, the previously provided valuation allowance would be reversed.

Revenue recognition

We recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. We typically allocate the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract. If a standalone price is not observable, we use estimates.

Especially with bundled packages, judgment may be required to identify the various performance obligations contained in a contract with a customer and determine the transaction price of each obligation.

Debt and Convertible Debt

Debt and equity instruments may be very complex. We account for these instruments in line with applicable guidance.

Examples of critical estimates in valuing debt and equity instruments include but are not limited to: discount rates, market risk, market premium, and Weighted Average Cost of Capital (“WACC”).

Item	6. Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth the name, age and functions of our non-executive and executive directors, and our senior management as of the date of this annual report. The business address for each director and executive officer is the address of our principal executive office which is located at Avenue Louis Casaï 58, 1216 Cointrin, Switzerland.

Our non-executive and executive directors are elected annually and individually as a matter of law by the shareholders at each Annual General Meeting of the shareholders for a term extending up until the following Annual General Meeting of the shareholders. The Board of Directors also has the right to appoint new directors at any time for a term extending up until the following Annual General Meeting. There have not been any Annual General Meetings of shareholders since incorporation on April 1, 2022, but the Company plans to hold one before the end of 2024.

Name	Date of birth	Functions in SEALSQ
Non-Executive Directors
Ruma Bose	December 9, 1972	Independent non-executive Board Member
Cristina Dolan(1)(2)	February 16, 1961	Independent non-executive Board Member
David Fergusson(1)(2)	August 15, 1960	Independent non-executive Board Member
Danil Kerimi	April 29, 1982	Independent non-executive Board Member
Eric Pellaton(1)(2)	March 25, 1959	Independent non-executive Board Member

Executive Directors
Carlos Moreira(3)	September 1, 1958	Chairman of the Board of Directors and Chief Executive Officer
Peter Ward(3)	January 5, 1952	Executive Board Member
John O’Hara(3)	April 15, 1977	Board Member and Chief Financial Officer

Senior Management
Jean-Pierre Enguent(3)	May 8, 1962	Vice-President of Research & Development Systems and Solutions
Bernard Vian(3)	March 22, 1967	General Manager of WISeKey Semiconductors SAS

(1)       Member of the Audit Committee

(2)       Member of the Nomination and Compensation Committee

(3)       Member of the Strategy Committee

Biographies

Directors

Carlos Moreira has been a member of the board of directors and Chief Executive Officer and Chairman of the board of directors of SEALSQ since its inception on April 1, 2022. He is the Founder, Chairman of the board of directors and Chief Executive Officer of WISeKey International Holding AG. Mr. Moreira is a recognized UN Expert on CyberSecurity and Trust Models for ILO, UN, UNCTAD, ITC/WTO, World Bank, UNDP, ESCAP (83-99). Author, Internet Pioneer; Founder. Founding Member of the “Comité de Pilotage Project E-Voting” of the Geneva Government, Member of the UN Global Compact, Member of the WEF Global Agenda Council. Founding Member WEF Global Growth Companies 2007. WEF New Champion 2007 to 2016, Vice Chair WEF Agenda Council on Illicit Trade 12/15, Member of the Selection Committee for the WEF Growth Companies. Founder of the Geneva Security Forum. Member the WEF Global Agenda Council on the Future of IT Software & Services 2014-16. Member of the New York Forum. Selected as one of the WEF, Trailblazers, Shapers and Innovators, Member of Blockchain Advisory Board of the Government of Mexico. Nominated by Bilan.CH among the 300 most influential persons in Switzerland 2011 and 2013, top 100 of Who’s Who of the Net Economy, Most Exciting EU Company at Microsoft MERID 2005, Man of the Year AGEFI 2007, Selected by Bilanz among the 100 most important 2016 digital heads in Switzerland 2017. Award Holder CGI. Adjunct Professor of the Graduate School of Engineering RMIT Australia (95/99). Head of the Trade Efficiency Lab at the Graduate School of Engineering at RMIT. M&A Award 2017 Best EU acquisition. 2018 Blockchain Davos Award of Excellence by the Global Blockchain Business Council. Member of The Blockchain Research Institute. Founder Blockchain Center of Excellence 2019. Entrepreneur and investor in disruptive cryptotechnology AI, Blockchain, IoT and Cybersecurity. Keynote speaker at the UN, WEF, CGI, ITU, Bloomberg, Oracle, SAP, Zermatt Summit, Microsoft, IMD, INSEAD, MIT Sloan, HEC, UBS, CEO Summit. Coauthor of “The transHuman Code: How to Program Your Future” (2019).

Peter Ward has been a member of the board of directors of SEALSQ since its inception on April 1, 2022, and served as the Chief Financial Officer from April 1, 2022 until January 22, 2024. He has also served as the Chief Financial Officer and a director of WISeKey International Holding AG since 2012. Mr. Ward began his tenure with WISeKey in 2008 as Finance Director. From 2005 to 2008, Mr. Ward served as a director and International Finance Director at Isotis International Inc., a manufacturer and distributor of bone and skin transplants. From 1996 to 2004, Mr. Ward served as a director and International Finance Director, then Director Administration and Taxes of Iomega International, a manufacturer and distributor of external computer drives and disks. From 1986 to 1996, Mr. Ward served as Finance Director for Germany, Austria & Switzerland Finance for GE Information Services (GEISCO), based in Cologne, Germany, then Commercial Finance Manager for GE Plastics BV, based in Bergen op Zoom, The Netherlands and Finance Director for Germany, Austria & Switzerland for GE Medical Services AG, based in Frankfurt am Main, Germany at General Electric. From 1973 to 1985, Mr. Ward served as Cost Analyst at Standard Telephones & Cables Ltd, a manufacturer and installer of submarine telephone cables, based in Southampton, United Kingdom, then Finance Accountant for Payot Cosmetics Ltd and Mavala Cosmetics Ltd, manufacturers of cosmetics and nail products respectively, based in Ashford, Kent, United Kingdom, then Financial Controller for Rimmel Cosmetics Germany and ITT Photoproducts, Germany, distributors of cosmetics and photographic equipment respectively, based in Frankfurt am Main, Germany, then Financial Analyst for the Automotive and Sanitary Products Division, based in ITTE HQ in Brussels, Belgium, then Manager Financial Controls for the Telecommunications Division based in ITTE HQ Brussels, Belgium, at ITTE. He holds a B.A. with honors in Business Administration from Wolverhampton University, in Wolverhampton, U.K. and is a qualified Chartered Management Accountant.

John O’Hara was appointed the Chief Financial Officer of SEALSQ on January 24, 2024, and was appointed to the board of directors on February 14, 2024. A qualified chartered accountant, Mr. O’Hara has many years of experience in Controllership, Financial Planning and Analysis and Finance Transformation. Mr. O’Hara previously served as the International Financial Controller of WISeKey International Holding AG. Prior to joining WISeKey in 2018, Mr. O’Hara worked for Jesuit Worldwide Learning, where he served as the Global Financial Controller. Prior to joining Jesuit Worldwide Learning, Mr. O’Hara spent three years with Deloitte LLP as the Finance Director for their Tax service line. Prior to joining Deloitte, Mr. O’Hara served as the Financial Controller for Marsh and McLennan Companies for seven years. Prior to joining Marsh and McLennan Companies, Mr. O’Hara served as the Group Accountant for Chelsea FC plc for three years. Prior to joining Chelsea FC plc, Mr. O’Hara worked for Grant Thornton LLP in the audit department for six years. In addition to his chartered accountant qualification (FCA) with the Institute of Chartered Accountants in England and Wales (ICAEW), UK, Mr. O’Hara holds a BA (Hons) in Economics from Durham University, UK.

Ruma Bose was appointed to our board of directors on June 14, 2023. Ms. Bose was most recently Chief Growth Officer (CGO) at Clearco, a SoftBank-backed fintech unicorn and the world’s largest e-commerce investor (in which she was previously a longtime advisor, venture partner and early investor). Previously, Ms. Bose was Managing Partner at Humanitarian Ventures, investing in high growth technology companies and leveraging their potential for the humanitarian sector. Ms. Bose was previously on the management council of Chobani, one of the world’s largest yogurt companies, where she served as President of Chobani Ventures and the Chobani Foundation. In addition to her roles at Chobani, she was also Founding President of Tent Foundation, which she helped establish as one of the leading foundations in the humanitarian sector. Ms. Bose’s earlier leadership roles include President and co-CEO at Sprayology, a pioneering homeopathic company; President at Vincent Longo, an iconic global cosmetics brand; Director at Roseworth Capital, a private equity investor focused on consumer/brand/retail and specialized business and financial services sectors; and Cofounder and VP Market Development at Finishline, a national chemical and products services company. Ms. Bose was part of the Bose Corporation startup team sent to launch and scale operations in India. She started her career as an analyst at Scotiabank in the International Banking Group. Ms. Bose co-authored the international bestselling book, “Mother Teresa, CEO”, which has been translated into eight languages. The book describes the management and leadership principles of Mother Teresa, who Ms. Bose worked with in Calcutta, and explains how they can be applied to businesses and non-profits alike. Ms. Bose sits on the Governing Board of Directors of Calvert Impact Capital, one of the pioneers of impact investing, gender lens investing and climate impact, which in the last 25 years has deployed over $4bn in 100+ countries and on KAO Corporation’s (Tokyo Stock Exchange: 4452) ESG External Advisory Board, the largest household and personal care product manufacturer in Japan. Ms. Bose is the 2021 recipient of the prestigious Scotiabank Ethical Leadership Award which, every year recognizes one ethical leader who, through their actions and decisions, have demonstrated character, courage, and adherence to ethical principles. In 2022, Ms. Bose was awarded an honorary Doctor of Laws from Dalhousie University, Halifax, Canada, her alma mater. She is a member of the Young Presidents’ Organization (YPO); the Global Entrepreneurs’ Council at the United Nations Foundation; and is active at the World Economic Forum as a member of its Expert Network. Ms. Bose is a frequent keynote speaker at conferences around the world, including the Forbes 100 Most Powerful Women’s Summit, World Humanitarian Summit, World Economic Forum, Banff Forum and meetings of the United Nations. She has been featured in publications including The Economist, Wall Street Journal, Fast Company, NY Times, Financial Times, LA Times, Business Insider and Bloomberg.

Cristina Dolan was appointed to our board of directors on March 10, 2023. Ms. Dolan has been a member of the board of directors of WISeKey International Holding AG since June 24, 2022. Ms. Dolan is an award-winning engineer, entrepreneur and author that spend her entire career in variety of executive roles within the technology industry. Prior to joining RSA in 2021 where she heads up Global Alliances, she advised several cyber security companies including Crayonic and Cytegic (acquired by Mastercard). Recently she co-authored a book, “Transparency in ESG and the Sustainable Economy, Capturing Opportunities through Data” and several articles including the World Economic Forum article ‘Cyber-security should be treated as an ESG Issue’ and the Forbes article ‘Cybersecurity Is A Global Threat To Democracy, Yet Not Well Understood.’ Honors include being named on lists of most influential and impactful women in technology, and numerous awards for service and entrepreneurialism. The student coding competition, Dream it. Code it. Win it, which she founded and led from 2014 to 2016, as the Board Chair of the MIT Enterprise Forum of New York, won numerous awards including the MIT Harold E. Lobdell Distinguished Service Award, Trader Magazine Charitable Works Award and four Stevie awards for best organization and leadership. The competition sponsor, Fiverr, celebrated her as a ‘Do-er’ in their global campaigns. As an advocate of computer science education, her TED talk ‘Just Solve It’, addresses the value of being an engineer and solutionist to create opportunities and has over 933K views. As a blockchain pioneer since 2014, she founded several companies including Additum, a value-based healthcare company based in Spain, and iXledger which specialized in cyber insurance. The MIT Center for International Studies Starr Forum: Bitcoin and the Global Economy talk she gave in April of 2016, was one of the program’s most popular talks. From 2009 to 2016, Cristina held several roles at Tradingscreen, an award winning institutional multi-asset financial trading platform, including product management for content, data, chat and communications products and global head of corporate marketing. In 2000, Cristina was recruited by venture backed Wordstream, as CEO, of the MIT-Harvard spinout focused on multilingual translations utilizing computational linguistics and machine learning, where she commercialized the software. OneMain, a company she co-founded in 1998, was acquired by Earthlink in 2000 after a highly successful IPO that surpassed Amazon’s and eBay’s Respective IPOs. As OneMain’s Geographic Communities Division President and Chief Strategic alliances officer, she launched and built the cornerstone Geographic Communities, which were profitable when launched. Cristina held executive roles at IBM and Oracle leading consultative selling at strategic accounts within the communications and financial verticals. At Hearst and Disney, she led technology and software development for the launch of the first consumer websites, which were built on time and within budget. As an MIT alumna, she served as President of the MIT Club of New York, Chair of the MIT Enterprise Forum, MIT Enterprise Forum Global Board, MIT Selection Committee, MIT Media Lab 30thAnniversary Committee and was invited as a keynote to the MIT Women’s Un-Conference March 2018. In addition, she served on the alumnae board at Convent of the Sacred Heart and received the Global Leadership Alumna Award. She earned a Master of Media Arts and Science from the MIT Media Lab, U.S.A., and also holds a Master of Computer Science Engineering and Bachelor of Electrical Engineering. Cristina is bilingual, fluent in her native language, English, and Spanish.

David Fergusson was appointed to our board of directors on March 10, 2023. Mr. Fergusson has also served as a member of the board of directors of WISeKey International Holding AG since 2017. Since 2018, Mr. Fergusson has served as Executive Managing Director – M&A, for Generational Equity, the largest volume middle-market M&A investment banking advisory firm in North America. Based in New York, he also heads the Generational Equity’s Technology Practice Group and Cross Border Practice Group. Prior to joining Generational Equity, from 2010 until 2018, Mr. Fergusson was the CEO and President of The M&A Advisor where he led global think tank services: market intelligence publishing, media, event and consulting, for the firm’s constituency of over 350,000 finance industry professionals, from their offices in New York and London. As a partner in Paradigm Capital Management, Mr. Fergusson conducted over 25 acquisitions as an investor. In 2013, Mr. Fergusson founded the global Corporate Finance Emerging Leaders program, which engages future global business stalwarts to affect significant change through social innovation. A pioneer in cross border mergers and acquisitions between the United States and China, he was recognized with the 2017 M&A Leadership Award and the 2019 Lifetime Achievement Award from the China Mergers & Acquisitions Association and is Co-Chairman of the Global M&A Council of 18 member countries. Mr. Fergusson is a respected speaker on the subjects of financial services and corporate transformation and social innovation at prominent educational institutions including Cambridge, Columbia, Harvard, MIT and Cornell; a participant in leadership assemblies including the Vatican, World Economic Forum at Davos, World Bank and the International Monetary Fund; and a frequent contributor to major media organizations. He is also the editor of 5 annual editions of the mergers and acquisitions handbook – “The Best Practices of The Best Dealmakers” series with a readership of more than 500,000 in over 60 countries. Mr. Fergusson is also the co-author of the bestselling book “The transHuman Code”. Recipient of the 2015 Albert Schweitzer Leadership Award for his work in global youth leadership development, Mr. Fergusson is a Trustee and former President of Hugh O’Brien Youth Leadership (HOBY), the world’s largest social leadership foundation for high school students. Mr. Fergusson is also a founding member of the City of London’s Guild of Entrepreneurs, a member of British American Business, and of the Association for Corporate Growth (ACG). Mr. Fergusson is a graduate of Kings College School and the University of Guelph in Canada, where he earned a Bachelor of Arts in Political Studies.

Danil Kerimi was appointed to our board of directors on November 1, 2023. Mr. Kerimi is an experienced technology and public relations executive with a track record of delivering impactful projects in corporate strategy, national and corporate digital transformation, tech and economic diplomacy in developed, emerging and frontier markets. After working with the United Nations Terrorism Prevention Branch and the Organization for Security and Cooperation in Europe after 9/11, Danil joined the World Economic Forum (WEF) during the Global Financial Crisis and over the period of 12 years served on the Leadership Teams in the Centers for Global Industries, Global Technology Governance and Regional Strategies. He was posted in Beijing, Geneva and New York and helped developing the Network for Global Technology Governance of the Centres for the Fourth Industrial Revolution around the world. Danil oversaw technology industry helping reorganize the organization toward digital economy. He pioneered Forum’s engagement with the digital policy community and created various toolkits and initiatives aimed at increasing boards oversight of various emerging technology and geo-economic issues in public and private companies around the world. He managed the Global Councils on AI, A/VR, Cybersecurity, Geopolitics, Quantum, Transparency and Anticorruption. After leaving WEF, Mr. Kerimi co-founded the Edgelands Institute (Switzerland), helped establish a national fellowship for Diversity, Equity and Inclusion (USA) and advised start-ups, corporates, municipal, regional and national governments and international organizations. He regularly contributes to the initiatives that aim to promote competitiveness, increase productivity, and modernize public services delivery. Danil is working on the impact of AI and cognitive/neuro tech on the future of talent with several intergovernmental, academic and industry bodies, advising them on preparing their workforce, financial services, and portfolio companies to face emerging tech risks and opportunities. He has been elected to serve on the Independent Oversight Committee of the World Intellectual Property Organization, mandated to promote internal controls, review the effectiveness and operational independence of the internal oversight function, and review and advise on the ethics function. Mr. Kerimi is an Affiliated Fellow at Arrell Future of Food Institute and Berkman-Klein Center on Internet and Society at Harvard. He is a graduate of Shandong University (LLB), Diplomatic Academy of Vienna (MA), and various executive courses at CEIBS, Columbia, FT, Harvard, IMD, INSEAD, LBS, MIT, NUS and Wharton. He was a Global Leadership Fellow at the World Economic Forum, Sr. Fellow at Korea Media Governance Lab and FuXi Institute for Digital Economy. He is a doctoral candidate at the Technical University of Munich/Bavarian School of Governance.

Eric Pellaton was appointed to our board of directors on March 10, 2023. Mr. Pellaton is an investor in several startup companies involved in different fields: in Real Estate Holdings, Sofia Rental (Bulgaria), a company that buys, sells and manages apartments and a luxury hotel, where has been a partner and investor since 2000; in ZeroBoundary Inc (USA), from 2001 until 2018, a company involved in project management and leadership development products and services, in face-to-face and e-learning delivery formats which he co-founded; in Pelican Packaging (USA), a company involved in die packaging for the semiconductor industry, where he acted as partner and investor from 2002 until 2007; in ACN (Switzerland), a company that develops electronic chips that can transfer inter-net/video/audio information through the power line, and in Seyonics (Switzerland), a company specialized in Nano liter dispensing system (syringe), where, in both cases, he has been acting as investor and advisor since 2003; in Visage Pro USA, a company involved in skin care products with organic cream ranging from anti-aging to burn issues, where he was a partner and investor between 2005 and 2018; and in Solar Rain (USA), a company involved in salt water and dirty water purification systems for drinking water, where he has been a partner and investor since 2008. Prior to that, Mr. Pellaton held different positions from sales, service, management, CEO and Chairman in the field of automation and robotics at Ismeca Group from 1981 to 2000. Ismeca was producing equipment for the Electronic, Medical, Watches and Car Industries all over the world. Mr. Pellaton also owns a patent in RFID technology. Mr. Pellaton graduated as an Electronic/Electro technique Engineer from Ecole Technique Supérieure du Locle, Switzerland.

Senior Management

Jean-Pierre Enguent serves as our Vice President of Research and Development Systems and Solutions. Mr. Enguent is a key technology leader with 30 years of experience in Microelectronics. He joined SEALSQ as Head of Development for Semiconductors Solutions, including R&D, System Engineering and Global Security. Prior to joining WISeKey, Mr. Enguent spent 7 years at Inside Secure, 6 years at Atmel and 8 years at STMicroelectronics, leading teams of engineers, scientists and technicians. He worked towards the development of Secure Microcontroller product portfolio with more than 80 patents, publications and significant contributions to ISO standards. Mr. Enguent has been a founding member and strategic adviser of InSeal, a France based company providing operating systems for contactless applications to a variety of customers in the payments market. Mr. Enguent has an Engineering Degree in Microelectronics from the “Ecole Supérieure d’Ingénieur (ESIEE Paris)” in France.

Bernard Vian serves as General Manager of WISeKey Semiconductors SAS. Prior to our acquisition of WISeKey Semiconductors SAS, Mr. Vian served as the Executive Vice President of the Secure Transaction Business Division, Vice President of Business Development and Executive Vice President for Secure Payments at INSIDE Secure SA. He came to INSIDE Secure from Gemplus where he served in several positions in Sales Support and Marketing, in Europe and lately in California where he opened the Gemplus North America headquarter and served as Technical Support Director for 5 years. Mr. Vian joined INSIDE Secure’s team in 2002 as Business Development Vice President. He is a graduate of the University of Aix-Marseille, France, with an engineering degree in Electronic Systems. Our officers, and the other individuals providing services to us or our subsidiaries may face a conflict regarding the allocation of their time between our business, on the one hand, and the business interests of WISeKey or its affiliates, on the other hand. The amount of time our officers and such other individuals providing services to us will allocate between our business and the business of WISeKey and its affiliates will vary from time to time depending on various circumstances and needs of the businesses, such as the level of strategic activity of each business. While there will be no formal requirements or guidelines for the allocation of time spent between our business and the other businesses they are involved in, the performance of their duties will be subject to the ongoing oversight of our board of directors.

Family Relationship

There are no family relationships among any of our executive and non-executive officers or directors.

Potential arrangements

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management. However, Carlos Moreira has a significant shareholding in WISeKey as disclosed in Item 7.A. Major Shareholders.

B.	Compensation

Compensation of Directors and Executive Officers

In the year ended, the aggregate compensation paid by the Company to the members of our board of directors and our executive officers for services in all capacities was USD 2,012,634. However, we note that the compensation of the board of directors did not include stock options which are due in relation to the year ended December 31, 2023. The grants of these options will take place in 2024 for administrative reasons and were not accrued in the 2023 annual report in line with applicable US GAAP guidance.

We note that individual disclosure of compensation, benefits in kind, pension, retirement or similar benefits is not required in the BVI and is not otherwise publicly disclosed by the Company.

Annual Incentive Plan

Compensation for our executive directors and senior management includes a bonus. Our annual incentive plan is designed to encourage management to achieve pre-established performance goals, both short-term and long-term.

The annual incentive plan for our executive directors is approved by our nomination and compensation committee which then submits it for approval by our board of directors.

Share-based Compensation

We maintain an F Share Option Plan (“FSOP”) and an Employee Stock Option Plan ("ESOP") for the benefit of our directors, employees and consultants. Options issued under the FSOP to our directors for compensation entitle the participant to SEALSQ Class F Shares at the ratio of 1:1, at an exercise price equal to the nominal value of SEALSQ Class F Shares of USD 0.05, with immediate vesting and expiring on the seventh anniversary of the grant date. Options issued under the ESOP to our directors for compensation entitle the participant to SEALSQ Ordinary Shares at the ratio of 1:1, at an exercise price equal to the nominal value of SEALSQ Ordinary Shares of USD 0.01, with immediate vesting and expiring on the seventh anniversary of the grant date. Each grant is subject to the approval of the board of directors who may, in line with the terms and conditions of the FSOP and ESOP, amend the terms of the grant.

C.	Board Practices

Our Articles provide that our board of directors consists of a minimum of three (3) and a maximum of twelve (12) directors. We currently have eight members on our board of directors. Each director shall be elected for a one-year term. Carlos Moreira and Peter Ward were appointed upon incorporation of the Company on April 1, 2022 to serve until our next annual general shareholders meeting and until their successors are elected at such next annual general meeting. Cristina Dolan, David Fergusson and Eric Pellaton were appointed on March 10, 2023 to serve until our next annual general shareholders meeting and until their successors are elected at such next annual general meeting. Ruma Bose was appointed on June 14, 2023, Danil Kerimi was appointed on November 1, 2023 and John O’Hara was appointed on February 14, 2024, all to serve until our next annual general shareholders meeting, except in the event of their earlier death, resignation, or removal, and until their successors are elected at such next annual general meeting.

Other than with respect to our directors that are also executive officers, we do not have written agreements with any director providing for benefits upon the termination of his or her engagement with our company.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under Nasdaq’s rules for domestic U.S. issuers, provided that we disclose which requirements we are not following and describe the equivalent home country requirement.

Board Independence

Five of our eight directors, Ruma Bose, Cristina Dolan, David Fergusson, Danil Kerimi and Eric Pellaton, are considered “independent” under the Nasdaq rules, and therefore, we currently follow Nasdaq Listing Rule 5605 (b)(1), which requires an issuer to maintain a majority of independent directors. We note that BVI law does not require an issuer to maintain a majority of independent directors, so we may not have a majority of independent directors in the future We are also not subject to Nasdaq Listing Rule 5605 (b)(2), which requires that independent directors must have regularly scheduled meetings at which only independent directors are present.

Board Diversity

The table below provides certain highlights of the composition of our board members and nominees. Each of the categories listed in the below table has the meaning as it is used in Nasdaq Rule 5605(f ):

Board Diversity Matrix as of March 15, 2023
Country of Principal Executive Offices	Switzerland
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	8

Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	2	6	-	-

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	8
LGBTQ+	-
Did Not Disclose Demographic Background	-

1 As a company with principal executive offices in Switzerland, we have assessed the criterion of underrepresented individuals relying on the data made available by the Swiss Federal Statistical Office (https://www.bfs.admin.ch/bfs/en/home.html). In particular, we have used the distribution of the national languages (https://www.bfs.admin.ch/bfs/en/home/statistics/population/languages-religions/languages.html) to analyze the diversity of our Board in relation to the language representation in Switzerland.

In our current Board, three directors are domiciled in the United States, two are domiciled in Switzerland, one is domiciled in Canada, one is domiciled in France, and one is domiciled in the U.K. The nationalities of our directors include American, British, Canadian, Swiss, Turkmen and French. In addition, two of our directors self-identify as Hispanic.

Committees of the Board of Directors

Our board of directors has established an audit committee, a nomination and compensation committee, and a strategy committee.

Audit Committee

The Audit Committee consists of three members, being Cristina Dolan, David Fergusson and Eric Pellaton, who were appointed by the board of directors. The audit committee consists exclusively of members of our board of directors who are financially literate. Our board of directors has determined that all members of the Audit Committee satisfy the “independence” requirements set forth in Rule 10A-¬3 under the Securities Exchange Act and under the rules of Nasdaq. The members of the Audit Committee were appointed by our board of directors. The role of the Audit Committee complies with BVI law (as applicable) but may not fully comply with the requirements of Nasdaq Listing Rule 5605(c)(1).

BVI law does not impose any requirements to have an Audit Committee or on the charter of such Audit Committee. The audit committee is responsible for, among other things:

•	overseeing our accounting and financial reporting processes and the audits of our financial statements;

•	the compensation, retention and oversight of the work of our independent registered public accounting firm and auditors who are appointed by the Company;

•	our accounting policies, financial reporting and disclosure controls and procedures;

•	the quality, adequacy and scope of external audit;

•	our accounting compliance with financial reporting requirements; and

•	the management’s approach to internal controls with respect to the production and integrity of the financial statements and disclosure of our financial performance.

Nomination and Compensation Committee

Our Nomination and Compensation Committee consists of three members, being Cristina Dolan, David Fergusson and Eric Pellaton. Our board of directors has determined that each of the members of the Nomination and Compensation Committee is independent under Nasdaq’s listing standards. We follow our home country standards with respect to the responsibilities of our Nomination and Compensation Committee. BVI law does not impose any requirements to have a Nomination and Compensation Committee or on the charter of such nomination and compensation committee.

The primary purpose of our Nomination and Compensation Committee is to discharge our board of directors’ responsibilities to oversee our compensation policies, plans and programs, and to review and determine the compensation to be paid to our executive officers, directors and other senior management, as appropriate.

The Nomination and Compensation Committee is responsible, among other things to:

•	review and recommend to our board of directors the compensation of our directors;

•	review and approve, or recommend that our board of directors approve, the terms of compensatory arrangements with our executive officers;

•	review and approve, or recommend that our board of directors approve, incentive compensation and equity plans, and any other compensatory arrangements for our executive officers and other senior management, as appropriate;

•	identify, evaluate and select, or recommend that our board of directors approve nominees for election to our board of directors and new members of the executive management and their terms of employment; and

•	consider and make recommendations to our board of directors regarding the composition of the committees of the board of directors.

Strategy Committee

Our Strategy Committee consists of four members of the board of directors: Carlos Moreira (Chairman), Peter Ward, John O’Hara and Ruma Bose in addition to two members of our management team, Bernard Vian and Jean-Pierre Enguent. The Strategy Committee advises the board of directors on all strategic matters, including acquisitions, investments, product development and technological developments. The Strategy Committee continuously reviews our strategic direction and assesses the impact of changes in the environment on us. The members of the Strategy Committee are appointed by our board of directors.

Quorum requirements

Rule 5620(c) of the Nasdaq Listing Rules generally requires that the by-laws of a Nasdaq listed company must provide a quorum for shareholder meetings of at least 33⅓% of the outstanding shares of the company’s common voting stock. In this regard, we will prescribe those quorum requirements for meetings as set forth in our Articles, as permitted under applicable British Virgin Islands law, which provides that a quorum may be that as specifically fixed by the memorandum and articles of association of the company in question. Currently, our Articles provide that a shareholders’ meeting will be duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than 50% of the votes of the shares entitled to vote on resolutions of shareholders to be considered at the meeting.

Solicitation of proxies

We must submit to shareholders notice of any shareholders’ meeting not less than twenty calendar days prior to the meeting date, indicate in such notice the items on the agenda of the meeting and provide together therewith other relevant documents for the meeting, such as any documents to be considered, the meeting admission card (if any) and the proxy card (if any).

However, BVI law does not have a regulatory regime for the solicitation of proxies, and thus, our practice varies from Nasdaq Listing Rule 5620(b), which sets forth certain requirements regarding the solicitation of proxies.

Shareholder approval

Under BVI law and our Articles, we are not generally required to obtain shareholder approval for the issuance of new securities. To some extent, our practice therefore varies from the requirements of Nasdaq Listing Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with certain events.

Third party compensation

Neither BVI law nor our Articles require that we disclose information regarding third party compensation of our directors or director nominees. As a result, our practice varies from the third party compensation requirements of Nasdaq Listing Rule 5250(b)(3).

Related party transactions

Our board of directors, or a committee of our board of directors composed of directors not subject to the potential conflict, is required to conduct an appropriate review and oversight of all related party transactions for potential conflict of interest situations on an ongoing basis.

Code of Conduct

We have followed BVI law, which does not require a company to have a Code of Conduct applicable to all directors, officers and employees. As a result, our practice varies from Nasdaq Listing Rule 5610, which requires a publicly available Code of Conduct. We do, however, expect ethical behavior from all of our directors, officers and employees and as a matter of BVI law, directors do have certain statutory and fiduciary duties. Please refer to “Certain British Virgin Islands Company Considerations —Directors’ fiduciary duties” below for further details.

D.	Employees

As at December 31, 2023, our Group had 61 employees, of which 57 were located in France. The following table shows the breakdown of our workforce of employees and contractors by category of activity as at the dates indicated:

Headcount breakdown	As at December 31,
Area of Activity	2023	2022	2021
Cost of sales	5	5	4
Research and development	25	20	14
Selling and marketing	17	15	16
General and administrative	14	14	11
Total	61	54	45

With respect to French employees, French labor laws govern the length of the workday and workweek, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination of employment, equal opportunity and anti-discrimination laws and other conditions of employment. French labor laws also impose the creation of a worker’s council for companies employing 50 people or more. There are no employees of WISeKey Semiconductors SAS representing labor unions at the workers’ council.

As at December 31, 2023, we also had 1 team member in Germany and 3 team members in the United States who are employed by fellow subsidiary undertakings of WISeKey, and whose salaries and associated benefits are charged to SEALSQ on a cost-plus basis.

We have never experienced any labor-related work stoppages or strikes and believe our relationships with our employees and independent contractors are agreeable.

E.	Share Ownership

See Item 7.A. Major Shareholders for a list of beneficial ownership of our shares as at December 31, 2023.

The table below shows the beneficial share ownership of the persons listed in above subsection 6.A, including any shareholding by their related parties.

As at December 31, 2023
Name	Number of Class F Shares held	Percentage of Class F Shares(1)	Number of Ordinary Shares held	Percentage of Ordinary Shares(1)	Number of options on Class F Shares held(2)	Number of options on Ordinary Shares held(2)
Non-Executive Directors
Ruma Bose	-	-	-	-	-	-
Cristina Dolan	-	-	-	-	-	-
David Fergusson	-	-	*	*	-	-
Danil Kerimi	-	-	-	-	-	-
Eric Pellaton	-	-	*	*	-	-

Executive Directors
Carlos Moreira	-	-	*	*	51	-
Peter Ward	-	-	*	*	26	-
John O’Hara	-	-	*	*	-	-

Senior Management
Jean-Pierre Enguent	-	-	-	-	-	-
Bernard Vian	-	-	-	-	-	-

*	Shareholding less than one percent of the class of shares and that has not been disclosed to shareholders or otherwise made public.

(1)	Based on the total number of fully paid-in outstanding shares as at December 31, 2023.

(2)	Each option giving right to one Class F Share or Ordinary Share upon exercise.

The terms of the options held by directors and senior management are described in the following table:

Name	Number of options on Class F Shares held(1)	Number of options on Ordinary Shares held(1)	Exercise price of option	Date of grant per U.S. GAAP	Expiration date of options
Executive Directors
Carlos Moreira	51	-	USD 0.05	March 10, 2023	March 9, 2030
Peter Ward	26	-	USD 0.05	March 10, 2023	March 9, 2030

(1)       Each option giving right to one Class F Share or Ordinary Share upon exercise.

Each Class F Share has a number of votes per share that would cause the total votes of all Class F Shares as a class to equal 49.99% of the voting power of all SEALSQ shares (or, if the applicable voting standard is “a majority of the shares present in person or represented by proxy and entitled to vote on such matter”, 49.999999% of the voting power of shares present in person or represented by proxy and entitled to vote on such matter).

Each Ordinary Share confers upon the Shareholder the right to one vote per Ordinary Share on any Resolution of Shareholders as against each other Ordinary Share but, as a class, the Ordinary Shares shall retain 50.01% of the Company’s voting power.

Summary of Stock Plans

Employee Share Option Plan

We have two employee stock option plans: the F Share Option Plan (“FSOP”) and the Employee Share Option Plan (“ESOP”), which were approved respectively on January 19, 2023, and September 15, 2023 by the Board of directors of SEALSQ.

Administration

Our board of directors administers the FSOP and ESOP and has full power to construe and interpret the share option plans, establish and amend rules and regulations for the administration thereof, and perform all other actions relating thereto. Under the FSOP and ESOP, the members of the board of directors and executive management as well as other employees, advisors, consultants and other persons providing services to us (the "Participants") may be granted options that entitle the respective Participant to receive a certain number of Class F Shares and Ordinary Shares, respectively.

Subject in particular to the limitations which may be determined from time to time by the board of directors, options granted to Participants shall vest gradually on a straight-line basis over a period of three years from the grant date, provided, however, that the Participant may not exercise any options during the first year of employment or contractual relationship. Our board of directors may set shorter vesting periods for any Participant. The exercise period shall be seven years. Subject to certain exceptions, upon termination of the employment or contractual relationship between us or any of its subsidiaries or by the Participant, all options that are not vested held by the Participant shall be immediately forfeited without value, while vested options may be exercised by the Participant pursuant to the FSOP or ESOP as applicable during a period of thirty days after the end of the employment or contractual relationship. The board of directors may grant options to employees, members of management and consultants, whose terms and conditions deviate from the FSOP or ESOP.

Plan Amendment or Termination

Our board of directors has the authority to amend, suspend, or terminate our FSOP and ESOP, provided that such action does not materially impair the existing rights of any Participant without such Participant's written consent.

For further information on the compensation of our directors and executive officers, see Item 6B. Compensation and for further information on our shareholders and related party transactions policy, see Item 7. Major Shareholders and Related Party Transactions.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our Ordinary Shares for each beneficial owner of 5% or more of our Ordinary Shares.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares issuable upon the exercise of options, warrants or other rights that are immediately exercisable or exercisable within 60 days of March 11, 2024. Percentage ownership calculations are based on 20,932,312 fully-paid and outstanding Ordinary Shares as of March 11, 2024.

Name of beneficial owner	Total Ordinary Shares	Total % of Outstanding Ordinary Shares
WISeKey International Holding AG(1)	6,001,200	28.67%
(1)	The largest single shareholder of WISeKey is Carlos Moreira, the Chief Executive Officer of SEALSQ. The table below sets forth information with respect to Mr. Moreira’s ownership of the Class A and Class B Shares of WISeKey as at March 11, 2024.

Name of beneficial owner	Total WISeKey Class A Shares	Total WISeKey Class B Shares	Total % of Outstanding WISeKey Class A Shares(i)	Total % of Outstanding WISeKey Class B Shares(i)	% WISeKey Voting Power(i)
Carlos Moreira	1,593,461(i)	66,554(i)	99.5%	2.0	33.9%

(i)       Based on the total number of fully paid-in outstanding WISeKey Class A Shares and WISeKey Class B Shares as at March 11, 2024.

(2)	WISeKey owns 100% of our Class F Shares. SEALSQ is reserving up to 5% of its Class F Shares for issuance pursuant to an F Share Option Plan for certain directors and senior management of SEALSQ, its subsidiaries and its parent. As a result, WISeKey’s ownership percentage of Class F Shares is subject to the grant and exercise of SEALSQ Class F Share Options from time to time. Mr. Moreira was granted options to purchase 51 Class F Shares, which were granted on March 10,2023,3 pursuant to the F Share Option Plan described in “Management—Equity Compensation Plans”. Mr. Ward was granted options to purchase 26 Class F Shares, which were granted on March 10, 2023 pursuant to the F Share Option Plan described in “Management—Equity Compensation Plans”. As described in Item 10.B. Memorandum and Articles of Association, each Class F Share has a number of votes per share that would cause the total votes of all Class F Shares as a class to equal 49.99% of the voting power of all SEALSQ shares (or, if the applicable voting standard is “a majority of the shares present in person or represented by proxy and entitled to vote on such matter”, 49.999999% of the voting power of shares present in person or represented by proxy and entitled to vote on such matter).

After the completion of the Spin-Off Distribution on May 23, 2023, WISeKey owned 80% of the Ordinary Shares. On July 11, 2023, we closed an initial tranche of a private placement of Convertible Notes and Warrants with L1 Capital Global Opportunities Master Fund Ltd. and Anson Investments Master Fund LP (collectively, the “Investors”) pursuant to the terms of a Securities Purchase Agreement, dated July 11, 2023, between the Company and the Investors. In connection with the closing of the first tranche, we issued to the Investors (i) 4% Senior Original Issue Discount Convertible Notes due 2025 in an aggregate principal amount of $10,000,000.00 convertible into a number of Ordinary Shares (the “First Tranche Notes), and (ii) Warrants with a 5-year maturity to purchase 245,816 Ordinary Shares. On January 9, 2024 we entered into an Amendment to the Securities Purchase Agreement, and closed a $10 million second tranche of the private placement, resulting in the issuance to the Investors of (i) 4% Senior Original Issue Discount Convertible Notes due 2026 in an aggregate principal amount of $10,000,000.00 (the “Second Tranche Notes”) convertible into a number of Ordinary Shares, and (ii) Warrants with a 5-year maturity to purchase an aggregate of 2,288,678 Ordinary Shares. On March 1, 2024 we entered into another Amendment to the Securities Purchase Agreement, and closed a $10 million third tranche of the private placement, resulting in the issuance to the Investors of (i) 2.5% Senior Original Issue Discount Convertible Notes due 2026 in an aggregate principal amount of $10,000,000.00 (the “Second Tranche Notes”) convertible into a number of Ordinary Shares, and (ii) Warrants with a 5-year maturity to purchase an aggregate of 1,537,358 Ordinary Shares. On March 1, 2024 we entered into another Amendment to the Securities Purchase Agreement, and closed a $10 million third tranche of the private placement, resulting in the issuance to the Investors of (i) 2.5% Senior Original Issue Discount Convertible Notes due 2026 in an aggregate principal amount of $10,000,000.00 (the “Third Tranche Notes”) convertible into a number of Ordinary Shares, and (ii) Warrants with a 5-year maturity to purchase an aggregate of 1,537,358 Ordinary Shares. As of March 11, 2024, the investors have converted all of the First Tranche Notes and a portion of the Second Tranche Notes into an aggregate of 14,693,068 Ordinary Shares. As a result, WISeKey’s ownership of our Ordinary Shares has decreased from 80% to 28.67%. See Item 10.C Material Contracts for a further description of the convertible note financing.

B.	Related Party Transactions

As of March 11, 2024, WISeKey owns 28.67% of our Ordinary Shares and 100% of our Class F Shares. SEALSQ is reserving up to 5% of its Class F Shares for issuance pursuant to an F Share Option Plan for the benefit of certain directors and senior management of SEALSQ, its subsidiaries and its parent, as a result of which WISeKey’s percentage ownership of SEALSQ Class F Shares is subject to the grant and exercise of Class F Share Options. WISeKey has informed us that it is considering whether to implement a mechanism by which holders of WISeKey Class B Shares would be able to exchange some of their WISeKey Class B Shares for WISeKey Class A Shares and/or for SEALSQ Class F Shares that WISeKey holds, subject to certain contractual and regulatory limitations (including compliance with applicable takeover laws and regulations), and to limitations that may be imposed by the WISeKey and SEALSQ boards of directors. Any such conversions would reduce WISeKey’s percentage ownership of SEALSQ Class F Shares. Our Articles provide that, in the event of a change of control (being the acquisition by any person or entity, alone or jointly, of more than 50% of the voting rights of any Class F Shareholder which is a corporate entity), as determined by SEALSQ’s board of directors, the Class F Shares owned by such Class F Shareholder will be subject to a mandatory redemption by SEALSQ in exchange for the issuance of new Ordinary Shares at a ratio of five (5) Ordinary Shares for each one (1) Class F Share redeemed. A change in the control of WISeKey would trigger this provision as it is a corporate entity holding Class F Shares.

Upon completion of a mandatory redemption, the remaining Class F Shareholders, who are likely to be members of SEALSQ’s board of directors and senior management, would hold shares with 49.99% of the Company’s voting power. The mandatory redemption of such Class F Shares, and the issuance of five (5) Ordinary Shares for each one (1) Class F Share redeemed, (in accordance with above) would result in a dilution of the per share voting power of the holders of our Ordinary Shares. See the section “Security Ownership of Certain Beneficial Owners” for more information.

Description of the Related Party Transactions

The following provides a description of the nature of the related party transactions and balances as at and for the years ended December 31, 2023, 2022 and 2021. The SEALSQ Group is majority owned by WISeKey International Holding AG, which provides financing and management services. The expenses in relation to WISeKey International Holding AG in the years ended December 31, 2023, 2022 and 2021 all relate to interest on the outstanding loans and the recharge of management services.

On October 1, 2016, the SEALSQ Group entered into a Revolving Credit Agreement (the “Revolving Credit”) with its parent WISeKey International Holding Ltd to borrow funds within a credit period starting on October 1, 2016, and ending on December 31, 2017, when all outstanding funds would become immediately due and payable. Outstanding loan amounts under the Revolving Credit bore an interest rate of 3% per annum. Repayments before the end of the credit period were permitted. On November 1, 2017, the Group and WISeKey entered into the First Amendment to the Revolving Credit Agreement extending the credit period by 2 years to December 31, 2019. On March 16, 2021, the Group and WISeKey entered into the Second Amendment to the Revolving Credit Agreement extending the credit period by another 2 years to December 31, 2022. On November 1, 2022, the Group and WISeKey entered into the Third Amendment to the Revolving Credit Agreement pursuant to which the interest rate was amended to 2.5% per annum.

On April 1, 2019, the SEALSQ Group entered into a loan agreement with WISeCoin AG, an affiliate of WISeKey, pursuant to which WISeCoin AG commits to loan EUR 250,000 to the SEALSQ Group, at an interest rate of 3% per annum, amended to 2.5% on November 3, 2022. The loan has no maturity date.

On October 1, 2019, the SEALSQ Group entered into a loan agreement with WISeCoin AG pursuant to which WISeCoin AG commits to loan USD 2,750,000 to the SEALSQ Group, at an interest rate of 3% per annum, amended to 2.5% on November 3, 2022. The loan has no maturity date.

On November 12, 2020, WISeKey provided a Funding Commitment to extend shareholder loans (each the “Shareholder Loan”) to the Group for a maximum aggregate amount of USD 4 million to be drawn down over six months from the date of the commitment, in instalments of between USD 1 million and USD 1.5 million. The Shareholder Loans bore interest of 3% per annum. There were no set repayment dates for the Shareholder Loans.

On April 1, 2021, the Group entered into a Debt Remission Agreement (the “Debt Remission”) with WISeKey pursuant to which an outstanding amount of EUR 5 million (USD 5,871,714 at historical rate) owed to WISeKey was remitted without any compensation from the Group. Per the terms of the Debt Remission, WISeKey will have the right to reinstate the debt and ask for repayment in fiscal years when WISeKey Semiconductors SAS achieves a positive income before income tax expense, in an amount calculated based on the income before income tax expense and as agreed by the parties. As such, because of the repayment clause, the loan amount covered by the Debt Remission continues to be shown as noncurrent liabilities included in the line Indebtedness to related parties, noncurrent. The outstanding amount under the Debt Remission is revalued at each period end at the applicable closing rate. On December 20, 2023, the Group and WISeKey entered into an agreement to write off EUR 2 million (USD 2,191,282 at historical rate) of the outstanding Debt Remission amount. Therefore, as at December 31, 2023, an amount of EUR 3 million (USD 3,311,700) remained outstanding under the Debt Remission.

On June 28, 2021, the Group entered into a Debt Transfer Agreement with its parent, WISeKey, and an affiliate of WISeKey, WISeKey SA, pursuant to which WISeKey extended a loan of USD 1,463,664 to the Group to repay an overdue creditor balance in that same amount owed to WISeKey SA. The loan bore interest at the rate of 3% per annum and was repayable by December 31, 2022.

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

On December 15, 2022, and in view of the negative equity position of the Group, WISeKey as then sole shareholder of the SEALSQ Group resolved to recapitalize the Group by forfeiting EUR 7 million (USD 7,348,397 at historical rate) out of the loans outstanding in exchange for the issuance of 175,000 new shares in WISeKey Semiconductors SAS, par value EUR 1. Under French law, such a recapitalization is only possible if the loans to be forfeited are immediately repayable. Therefore, respectively on November 1, 2022 and November 3, 2022, the Group entered into a First Amendment to the Debt Transfer Agreements and into the Fourth Amendment to the Revolving Credit Agreement pursuant to which the loans owed under the Debt Transfer Agreements dated June 28, 2021, December 31, 2021, June 30, 2022 and August 31, 2022 as well as all amounts due under the Revolving Credit became due and payable on November 30, 2022.

Because of the requirement under French law, we analyzed the amendment of the maturity of the loans and Revolving Credit as being part of the substance of the recapitalization transaction. We assessed the recapitalization as a capital transaction between related parties in line with ASC 470-50 and, therefore, in the year ended December 31, 2022, recorded a credit entry of USD 183,710 in share capital corresponding to the new issue of 175,000 shares and a credit of USD 7,164,687 to additional paid-in capital, with a total debit entry of USD 7,348,397 to Indebtedness to related parties, noncurrent.

On December 31, 2022, the Group entered into a Debt Transfer Agreement with WISeKey pursuant to which WISeKey extended a loan of USD 283,754 to the Group with an interest rate of 3% per annum, repayable on December 31, 2024.

As at December 31, 2022, the Group owed WISeKey USD 1,198,746 in loans under the various agreements and the unamortized debt discount balance was USD 35,340, hence a carrying value of USD 1,163,406 as at December 31, 2022.

On January 1, 2023, the SEALSQ Group entered into a loan agreement with WISeKey (the “New Loan”) which replaced all outstanding loan agreements. Per the terms of the New Loan, WISeKey extended a loan to the SEALSQ Group of up to USD 5 million, with an interest rate of 2.5% per annum, repayable on or around December 31, 2024. A first tranche loan of USD 1,407,497 was drawn on January 1, 2023, which was made up of the balance of USD 1,198,746 outstanding from previous loan agreements as at December 31, 2022 and an additional loan amount of USD 208,751. We determined the New Loan to be a troubled debt restructuring under ASC 470-60, where the future undiscounted cash flows of the New Loan were more than the net carrying value of USD 1,163,406 of the original debt with WISeKey. Therefore, in line with ASC 470-60, we recorded the New Loan with a new effective interest rate of 12.3% established based on the carrying value of the original debt and the revised cash flows. A total interest rate accrual of USD 244,091 was recorded as a debit to Indebtedness to related parties, current at inception and the unamortized debt discount balance on the previously outstanding loans of USD 35,340 was extinguished, hence a net credit to APIC of USD 208,751. In line with ASC 470-60, no gain was recorded in the income statement.

All entities in the SEALSQ Group are subject to management fees from WISeKey and WISeKey’s affiliates. Where the payment terms have been defined, the classification between current and noncurrent follows the payment terms, however, where there is no set payment date for these fees, they have been classified as noncurrent.

As at December 31, 2023, the Group owed WISeKey and WISeKey’s affiliates noncurrent debts in an aggregate amount of USD 9,695,576, made up of loans and unpaid management fees, and current debts in an aggregate amount of USD 1,407,497. The unamortized effective interest balance of the current debts was USD 129,691, hence a carrying value of the current debts of USD 1,277,806 as at December 31, 2023. In the year 2023, an aggregate effective interest expense of USD 114,400 was recorded in the income statement.

As at December 31, 2023, the Group also held an accounts payable balance of USD 1,377,871 with WISeKey in relation to interest on outstanding loans and the recharge of management services, classified as accounts payable to shareholders.

See also Item 7.A. Major Shareholders

Transactions with Senior Management

None.

Indemnification Agreements

We intend to enter into indemnification agreements with our directors and executive officers. The indemnification agreements would require, and our Articles require, us to indemnify our directors and executive officers to the fullest extent permitted by law.

Related-Party Transactions Policy

BVI law does not have a specific provision regarding conflicts of interest. However, the BVI Act imposes a duty on directors and officers of a British Virgin Islands company:

(a)       to act honestly and in good faith and in what the director believes to be in the best interests of the company when exercising their powers as a director;

(b)       to exercise the reasonable care, diligence, and skill that a reasonable director would exercise in the same circumstances taking into account, but without limitation: i. the nature of the company; ii. the nature of the decision; and iii. the position of the director and the nature of their responsibilities;

(c)       to exercise their duties for proper purpose and in accordance with the BVI Act and the memorandum and association of the company; and to disclose any interest which they have in a transaction entered into or to be entered into by the company.

This rule is generally understood to disqualify directors and executive management from participation in decisions that directly affect them. Our directors and executive officers are personally liable to us for breach of these provisions.

C.	Interests of experts and counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Financial Statements and Other Financial Information

We have appended as part of this annual report our consolidated financial statements as at December 31, 2023 starting at page F-1.

For information on our dividend policy, see Item 10.B. Memorandum and Articles of Association.

Legal Proceedings

There is currently one ongoing legal proceeding against a subsidiary of SEALSQ, WISeKey Semiconductors SAS, concerning the control of export customs declarations by the Direction générale des douanes et droits indirects (French customs and excise department), specifically by the Regional Investigation Service (Service regional d’Enquêtes) of the Control Orientation Division (Pôle Orientation des Contrôles) of the Regional Directorate of Customs in Marseille (Direction Régionale de Marseille). The proceeding is based on acts potentially constituting a qualified customs offense related to the export of goods without declaration of prohibited merchandise. Following the findings and questions raised by the relevant authority, an open hearing (procédure d’audition libre) under Article 67F of the French Customs Code was conducted on January 25, 2024, at the company's premises.

For the above-mentioned legal proceeding, we are currently unable to estimate the reasonably possible loss or a range of reasonably possible loss as the proceeding is in the early stages. As a result, there is considerable uncertainty regarding the timing or ultimate resolution of such proceeding, which includes eventual loss, fine, penalty or business impact, if any, and therefore, an estimate for the reasonably possible loss or a range of reasonably possible loss cannot be made.

Except as disclosed above, the Company is not involved in any legal proceedings.

B.	Significant Changes

Convertible Note Financing

See Item 10.C. Material Contracts for a description of our convertible note financing.

Senior Management

On January 22, 2024, John O’Hara was appointed the Chief Financial Officer of SEALSQ. A qualified chartered accountant, Mr. O’Hara has many years of experience in Controllership, Financial Planning and Analysis and Finance Transformation. Mr. O’Hara previously served as the International Financial Controller of WISeKey International Holding AG. Prior to joining WISeKey in 2018, Mr. O’Hara worked for Jesuit Worldwide Learning, where he served as the Global Financial Controller. Prior to joining Jesuit Worldwide Learning, Mr. O’Hara spent three years with Deloitte LLP as the Finance Director for their Tax service line. Prior to joining Deloitte, Mr. O’Hara served as the Financial Controller for Marsh and McLennan Companies for seven years. Prior to joining Marsh and McLennan Companies, Mr. O’Hara served as the Group Accountant for Chelsea FC plc for three years. Prior to joining Chelsea FC plc, Mr. O’Hara worked for Grant Thornton LLP in the audit department for six years. In addition to his chartered accountant qualification (FCA) with the Institute of Chartered Accountants in England and Wales (ICAEW), UK, Mr. O’Hara holds a BA (Hons) in Economics from Durham University, UK.

Except as disclosed above or elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	The Listing

A.	Listing Details

A discussion of the listing details can be found under “Markets” below.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our Ordinary Shares have been trading under the symbol "LAES" on the Nasdaq since May 2023.

On March 20, 2024, the closing price of our Ordinary Shares on the Nasdaq was USD 1.75 per Ordinary Share.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Our objects and purposes are described in Clause 4 of our Memorandum of Association and are generally to engage in any act or activity that is not prohibited under the laws of the BVI.

Our Articles of Association provide that the Company is authorized to issue two classes of shares, Ordinary Shares with a par value of USD 0.01, and Class F shares with a par value of USD 0.05, which shall be issued as registered Shares only.

Ordinary Shares

Each Ordinary Share confers upon the Shareholder the following rights: the right to attend any meeting of Shareholders; the right to one vote per Ordinary Share on any Resolution of Shareholders as against each other Ordinary Share but, as a class, the Ordinary Shares shall retain 50.01% of the Company’s voting power; the right to an equal share in any dividend paid by the Company against each other Ordinary Share, which shall be one fifth of any amount paid by the Company against each Class F Share but shall not rank in preference or be subordinate to any other Share; the right to an equal share in the distribution of the surplus assets of the Company against each other Ordinary Share, which shall be one fifth of any amount paid by the Company against each Class F Share but shall not rank in preference to any other Share; and such other rights and entitlements as may be specified in the Articles.

Class F Shares

Each Class F Share confers upon the Shareholder the following rights: the right to attend any meeting of Shareholders; a number of votes per Class F Share, on any matter that is submitted to a vote of Shareholders, that would cause the total votes of all Class F Shares to equal 49.99% of the voting power of all Shares (or, if the applicable voting standard is “a majority of the Shares present in person or represented by proxy and entitled to vote on such matter”, 49.999999% of the voting power of Shares present in person or represented by proxy and entitled to vote on such matter); the right to an equal share in any dividend paid by the Company against each other Class F Share, which shall be five times greater than any amount paid by the Company against each Ordinary Share but which shall not rank in preference to any other Share; and the right to an equal share in the distribution of the surplus assets of the Company against each other Class F Share, which shall be five times greater than any amount paid by the Company against each Ordinary Share but which shall not rank in preference to any other Share. The Class F Shares shall be non-transferable.

The Class F Shares are subject to mandatory and automatic redemption, in the event of a change of control (being the acquisition by any person or entity, alone or jointly, of more than 50% of the voting rights of any Class F Shareholder which is a corporate entity), as determined by SEALSQ’s board of directors, in exchange for the issuance of new Ordinary Shares at a ratio of five (5) Ordinary Shares for each one (1) Class F Share redeemed.

The Class F Shares are non-transferable.

Authorized Shares

The Company is authorized to issue a maximum of 210,000,000 Shares in two classes as follows: up to 200,000,000 Ordinary Shares with a par value of USD 0.01 (Ordinary Shares); and up to 10,000,000 Class F Shares with a par value of USD 0.05 (Class F Shares).

Share Register

The Company’s share register is maintained by our transfer agent Computershare Inc. The Company’s registered number is 2095496. A Share is deemed to be issued when the name of the Shareholder is entered in the register of members.

Directors

The Directors are to be elected by Resolution of Shareholders at the Annual General Meeting and hold office until the earlier of the next Annual General Meeting, except in the event of the earlier of their death, resignation or removal. Each director then in office shall resign at each Annual General Meeting with effect from the end of such meeting. The Directors may at any time appoint any person to be a Director either to fill a vacancy or as an addition to the existing Directors. Where the Directors appoint a person as Director to fill a vacancy, the term shall not exceed the term that remained when the person who has ceased to be a Director ceased to hold office. Our Articles provide that our board of directors consists of a minimum of three (3) and a maximum of twelve (12) directors. We currently have eight (8) members on our board of directors.

The business and affairs of the Company shall be managed by, or under the direction or supervision of, the Directors. The Directors have all the powers necessary for managing, and for directing and supervising, the business and affairs of the Company. Each Director shall exercise their powers for a proper purpose and shall not act or agree to the Company acting in a manner that contravenes the Memorandum, the Articles or the Act. Each Director, in exercising their powers or performing their duties, shall act honestly and in good faith in what the Director believes to be the best interests of the Company.

A Director shall, forthwith after becoming aware of the fact that they are interested in a transaction entered into or to be entered into by the Company, disclose the interest to all other Directors.

Committees

The Directors shall establish and maintain an audit committee (the “Audit Committee”) as a committee of the Directors. The Audit Committee shall be responsible for the appointment, compensation, retention, and oversight of the Company's auditors.

The Directors may, by Resolution of Directors, designate one or more other committees, each consisting of one or more Directors, and delegate one or more of their powers.

Notice

Any notice, information or written statement to be given by the Company to Shareholders shall be in writing and may be given by personal service, mail, courier, email, or fax to such Shareholder’s address as shown in the register of members or to such Shareholder’s email address or fax number as notified by the Shareholder to the Company in writing from time to time.

Dividends and Other Distributions

We have never declared or paid cash dividends to our shareholders and we do not intend to pay cash dividends in the foreseeable future.

The Directors may, by Resolution of Directors, authorize a distribution by way of dividend at a time and of an amount they think fit if they are satisfied, on reasonable grounds, that, immediately after the distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due. Dividends may be paid in money, shares, or other property.

Comparison of Shareholder Rights

British Virgin Islands companies are governed by the BVI Act. The BVI Act is modeled on the laws of England and Wales but does not follow recent statutory enactments, and differs from laws applicable to United States corporations and their shareholders.

Set forth below is a comparison of select provisions of the corporate laws of Delaware and the British Virgin Islands showing the default positions in each jurisdiction that govern shareholder rights.

DELAWARE CORPORATE LAW	BVI CORPORATE LAW
Class actions and derivative actions generally are available to shareholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

Class actions and derivative actions are generally not available to shareholders under British Virgin Islands law.

The British Virgin Islands courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum and articles of association. Furthermore, consideration would be given by a British Virgin Islands court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the High Court of the British Virgin Islands, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

Under the Delaware General Corporation Law, the board of directors has the authority to fix the compensation of directors, unless otherwise restricted by the certificate of incorporation or bylaws.	The Articles contain a provision that the board of directors has the power to determine the remuneration, if any, of the directors.

Unless directors are elected by written consent in lieu of an annual meeting, directors are elected in an annual meeting of stockholders on a date and at a time designated by or in the manner provided in the bylaws. Re-election is possible.

Classified boards are permitted.

The Articles provide that the directors shall be appointed at the Company’s annual general meeting and will hold office until the next annual general meeting or until their earlier death, resignation or removal. Re-election is not possible. The directors of the Company may appoint directors where there is a vacancy.

DELAWARE CORPORATE LAW	BVI CORPORATE LAW

The Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of directors (but not other controlling persons) of the corporation for monetary damages for breach of a fiduciary duty as a director, except no provision in the certificate of incorporation may eliminate or limit the liability of a director for:

•      any breach of a director’s duty of loyalty to the corporation or its shareholders;

•      acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•      statutory liability for unlawful payment of dividends or unlawful stock purchase or redemption; or

•      any transaction from which the director derived an improper personal benefit.

A Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any proceeding, other than an action by or on behalf of the corporation, because the person is or was a director or officer, against liability incurred in connection with the proceeding if the director or officer acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation; and the director or officer, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Unless ordered by a court, any foregoing indemnification is subject to a determination that the director or officer has met the applicable standard of conduct:

•      by a majority vote of the directors who are not parties to the proceeding, even though less than a quorum;

•      by a committee of directors designated by a majority vote of the eligible directors, even though less than a quorum;

•      by independent legal counsel in a written opinion if there are no eligible directors, or if the eligible directors so direct; or

•      by the shareholders.

Moreover, a Delaware corporation may not indemnify a director or officer in connection with any proceeding in which the director or officer has been adjudged to be liable to the corporation unless and only to the extent that the court determines that, despite the adjudication of liability but in view of all the circumstances of the case, the director or officer is fairly and reasonably entitled to indemnity for those expenses which the court deems proper.

Section 132 of the BVI Act, and the Articles, provide that, subject to certain limitations, SEALSQ shall indemnify its directors and officers against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings. Such indemnity only applies if the person acted honestly and in good faith with a view to the best interests of the company and, in the case of criminal proceedings, the person had no reasonable cause to believe that their conduct was unlawful.

Section 133 of the BVI Act permits a company to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to them in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director.

DELAWARE CORPORATE LAW	BVI CORPORATE LAW
A director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: • the duty of care; and • the duty of loyalty.

The BVI Act imposes a duty on directors and officers of a British Virgin Islands company:

(a)    to act honestly and in good faith and in what the director believes to be in the best interests of the company when exercising their powers as a director;

(b)   to exercise the reasonable care, diligence, and skill that a reasonable director would exercise in the same circumstances taking into account, but without limitation: i. the nature of the company; ii. the nature of the decision; and iii. the position of the director and the nature of their responsibilities;

(c)    to exercise their duties for proper purpose and in accordance with the BVI Act and the memorandum and association of the company; and

(d)   to disclose any interest which they have in a transaction entered into or to be entered into by the company.

The statutory duties imposed on directors, by the BVI Act, are further supplemented by common law duties established (over centuries) of case law. There is considerable overlap between the common law and the BVI Act and in most circumstances it is not necessary to consider the two separately.

In addition, the BVI Act imposes various duties on directors and officers of a company with respect to certain matters of management and administration of the company.

The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence a breach of one of the fiduciary duties.

Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

The BVI Act also imposes a duty on directors and officers of a British Virgin Islands company to:

(a)   act honestly and in good faith with a view to the best interests of the company; and

(b)   exercise the care, diligence, and skill that a reasonable director or officer would exercise in the same circumstances.

In addition, the BVI Act imposes various duties on directors and officers of a company with respect to certain matters of management and administration of the company.

DELAWARE CORPORATE LAW	BVI CORPORATE LAW
A Delaware corporation may, in its certificate of incorporation, eliminate the right of shareholders to act by written consent.	The BVI Act provides that shareholders may take action by written consent. Under the Articles a resolution in writing is passed when it is signed by the shareholders of SEALSQ who at the date of the notice of the resolution represent such majority of votes of shares as would be entitled to vote on such resolution.
A shareholder of a Delaware corporation has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.	Under the Articles, shareholders entitled to exercise 30% or more of the voting rights, in respect of the matter for which the meeting is requested, can require the directors to convene a meeting of shareholders.
Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation provides for it.

Under British Virgin Islands law, the voting rights of shareholders are regulated by the company’s memorandum and articles of association and, in certain circumstances, by the BVI Act.

The Articles do not provide for cumulative voting.

A Delaware corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Under the Articles, a director may be removed:

1.    with or without cause, by resolution of shareholders passed at a meeting of shareholders called for the purpose of removing the director or for purposes including the removal of the director or by a written resolution passed by at least 75% of the votes of the shares entitled to vote; or

2.    with cause, by resolution of directors passed by all directors other than the director being removed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director.

The Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15.0% or more of the corporation’s outstanding voting stock within the past three years.	There is no similar law in the British Virgin Islands.

DELAWARE CORPORATE LAW	BVI CORPORATE LAW
Unless the board of directors of a Delaware corporation approves the proposal to dissolve, dissolution must be approved by shareholders holding 100.0% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

As permitted by the BVI Act and our Articles, we may be voluntarily liquidated under Part XII of the BVI Act by resolution of directors or resolution of shareholders if we have no liabilities or we are able to pay our debts as they fall due and the value of our assets equals or exceeds our liabilities.

A company may also be wound up where a court deems it just and equitable to do so and in circumstances where they are insolvent in accordance with the terms of the BVI Insolvency Act.

A Delaware corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.	Under the Articles, the rights conferred upon the holders of our shares of any class may only be varied with the consent in writing of the holders of a majority of the issued shares of that class or by a resolution approved at a meeting of the shares of that class by the affirmative vote of a majority of the votes of the shares of that class which were present at the meeting and were voted.
A Delaware corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.	A British Virgin Islands company’s memorandum and articles of association may be amended by resolutions of the board of directors and the shareholders, subject to the BVI Act and the memorandum and articles of association.
Shareholders of a Delaware corporation, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose, and to obtain copies of list(s) of shareholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.

Under the BVI Act, members of the general public, on payment of a nominal fee, can obtain copies of the public records of a company available at the office of the BVI Registrar which will include the company’s certificate of incorporation, its memorandum and articles of association (with any amendments), a list of the current directors and records of license fees paid to date and will also disclose any articles of dissolution, articles of merger and a register of charges if the company has elected to file such a register.

A shareholder of a company is entitled, on giving written notice to the company, to inspect:

(a)    the memorandum and articles;

(b)   the register of members;

(c)    the register of directors; and

(d)   the minutes of meetings and resolutions of members and of those classes of members of which they are a member; and to make copies of or take extracts from the documents and records referred to in above.

Subject to the memorandum and articles of association, the directors may, if they are satisfied that it would be contrary to the company’s interests to allow a member to inspect any document, or part of a document, specified above, refuse to permit the member to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records.

Where a company fails or refuses to permit a member to inspect a document or permits a member to inspect a document subject to limitations, that member may apply to a British Virgin Islands Court for an order that they should be permitted to inspect the document or to inspect the document without limitation.

DELAWARE CORPORATE LAW	BVI CORPORATE LAW

The board of directors may approve a dividend without shareholder approval. Subject to any restrictions contained in its certificate of incorporation, the board may declare and pay dividends upon the shares of its capital stock either:

•      out of its surplus, or

•      in case there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

Stockholder approval is required to authorize capital stock in excess of that provided in the charter. Directors may issue authorized shares without stockholder approval.

Under British Virgin Islands law, the board of directors may declare a dividend without shareholder approval, but a company may not declare or pay dividends if there are reasonable grounds for believing that:

(a)    the company is, or would after the payment be, unable to pay its debts as they fall due; or

(b)    that the value of the company’s assets would be less than its liabilities.

All creation of shares require the board of directors to adopt a resolution or resolutions, pursuant to authority expressly vested in the board of directors by the provisions of the company’s certificate of incorporation.

The number of shares that a British Virgin Islands company is authorized to issue is set out in the memorandum and articles of association.

The Articles provide that the company is authorized to issue 210,000,000 shares in two classes as follows:

(a)     200,000,000 Ordinary Shares; and

(b)    10,000,000 Class F Shares.

Under the Delaware General Corporation Law, with certain exceptions, a merger, consolidation, sale, lease or transfer of all or substantially all of the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. A shareholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction. The Delaware General Corporation Law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90.0% of each class of capital stock without a vote by the shareholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.

The consolidation or merger of a British Virgin Islands company with another company or corporation (other than certain affiliated companies) requires the consolidation or merger to be approved by the company’s board of directors and by its shareholders. Unless the company’s memorandum and articles of association provide otherwise, the approval of a majority of the shareholders voting at a meeting of shareholders is required to approve the consolidation or merger agreement.

Under British Virgin Islands law, in the event of a consolidation or merger of a British Virgin Islands company with another company or corporation, a shareholder of the British Virgin Islands company who did not vote in favor of the amalgamation or merger and who is not satisfied that fair value has been offered for such shareholder’s shares may seek fair value for those shares in accordance with Section 179 of the BVI Act.

C.	Material Contracts

Convertible Note and Warrant Financing

On July 11, 2023 (the “Initial Closing Date”), we closed an initial tranche (the “First Tranche”) of a private placement of Convertible Notes and Warrants with L1 Capital Global Opportunities Master Fund Ltd. and Anson Investments Master Fund LP (collectively, the “Investors”) pursuant to the terms of a Securities Purchase Agreement, dated July 11, 2023, between the Company and the Investors (the “Initial Securities Purchase Agreement”).

In connection with the closing of the First Tranche, we issued to the Investors (i) 4% Senior Original Issue Discount Convertible Notes due 2025 in an aggregate principal amount of $10,000,000.00 (the “Initial Notes”) convertible into a number of Ordinary Shares, and (ii) Warrants with a 5-year maturity (the “Initial Warrants”) to purchase 245,816 Ordinary Shares.

On January 9, 2024 (the “Second Tranche Closing Date”), we entered into an Amendment to the Securities Purchase Agreement (the “Second Tranche Amendment to Purchase Agreement”), and closed a $10 million second tranche (the “Second Tranche”) of the private placement, resulting in the issuance to the Investors of (i) 4% Senior Original Issue Discount Convertible Notes due 2026 in an aggregate principal amount of $10,000,000.00 (the “Second Tranche Notes”) convertible into a number of Ordinary Shares, and (ii) Warrants with a 5-year maturity (the “Second Tranche Warrants”) to purchase an aggregate of 2,288,678 Ordinary Shares.

On March 1, 2024 (the “Third Tranche Closing Date”), the Company entered into an Amendment to the Securities Purchase Agreement (the “Third Tranche Amendment to Purchase Agreement,” and together with the Initial Securities Purchase Agreement, as amended by the Second Tranche Amendment to Purchase Agreement and by the Third Tranche Amendment to Purchase Agreement, the “Purchase Agreement”), and closed a $10 million third tranche (the “Third Tranche”) of the offering, resulting in the issuance to the Investors of (i) 2.5% Senior Original Issue Discount Convertible Notes due 2026 in an aggregate principal amount of $10,000,000.00 (the “Third Tranche Notes” and together with the Initial Notes and Second Tranche Notes, the “Notes”) convertible into a number of the Company’s Ordinary Shares, and (ii) warrants with a 5-year maturity (the “Third Tranche Warrants” ,” and together with the Initial Warrants and Second Tranche Warrants, the “Warrants”) to purchase an aggregate of 1,537,358 Ordinary Shares.

A fourth and fifth tranche issuance of notes and warrants (the “Fourth Tranche” and “Fifth Tranche,” respectively) is subject to the mutual consent of the parties, and may be provided for up to a total of $10 million in principal amount of notes in each of the Fourth Tranche and the Fifth Tranche. Such Fourth and Fifth Tranches would close only after the effective date of the Third Tranche Registration Statement (as defined below) and upon the satisfaction (or waiver) of the respective closing conditions for such Fourth Tranche and Fifth Tranche specified in the Purchase Agreement.

We are providing you with a summary description of the material terms of the Notes and the Warrants and of the related agreements. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of the Notes and Warrants will be determined by reference to the terms of the applicable agreements and not by reference to this summary. We urge you to review the applicable agreements in their entirety.

Summary Terms of the Purchase Agreement

The Purchase Agreement details the Notes and Warrants to be issued in the First Tranche, in the Second Tranche, and in the Third Tranche and the conditions precedent for such First Tranche, Second Tranche, and Third Tranche issuances of Notes and Warrants. The Purchase Agreement also contains customary representations and warranties, indemnification, and other covenants of the Company and the Investors, as well as the following material terms:

Future Financing Participation Right. Subject to certain exceptions, for a period of one (1) year from the date of the Initial Securities Purchase Agreement and from the date of the Second Tranche Amendment to the Purchase Agreement, the Investors shall have the right to participate in up to thirty percent (30%) of future financings of the Company undertaken during that period. Pursuant to the Third Tranche Amendment to the Purchase Agreement, all references in the applicable transaction documents for the Third Tranche to the right to participate in future financing was changed from “up to 30%” to “up to 7.5%”.

Prohibited Transactions. From the date of the Purchase Agreement until such time as neither Investor holds any of the Notes having a principal amount in excess of $250,000.00, the Company shall not: (i) enter into any financing transactions that qualify as “variable rate transactions” or (ii) utilize any “at the market” offering program in respect of its Ordinary Shares. Furthermore, while any Notes are outstanding, the Company shall not issue any equity option, warrant or similar instrument which contains an “alternative cashless exercise” provision that provides for the exercise of such security without payment of the exercise price in cash. These prohibited transactions do not include issuance of (a) Ordinary Shares or options not to exceed 15% of the Ordinary Shares outstanding as of the date of Purchase Agreement to employees, consultants, officers or directors of the Company, its parent company and their respective subsidiaries pursuant to any stock or option plan duly adopted for such purpose, by a majority of the Board of Directors or a majority of the members of a committee of non-employee directors established for such purpose for services rendered to the Company; or (b) securities issued pursuant to acquisitions or strategic transactions approved by a majority of the disinterested directors of the Company, provided that such securities are issued as “restricted securities” (as defined in Rule 144), but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities.

Public Information. Until the earliest of the time that (i) no Investor owns any Warrants or Notes or (ii) all of the Warrants have expired, the Company will maintain the registration of the Ordinary Shares under Section 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company pursuant to Exchange Act, even if the Company is not then subject to the reporting requirements of the Exchange Act.

Fixed Conversion Price and Exercise Price. The Fixed Conversion Price and the Exercise Price for the Initial Notes and the Initial Warrants was $30,00. Pursuant to the Second Tranche Amendment to the Purchase Agreement, all references in the applicable transaction documents for the Second Tranche to the Fixed Conversion Price and the Exercise Price was changed from $30.00 to $4.00. Pursuant to the Third Tranche Amendment to the Purchase Agreement, all references in the applicable transaction documents for the Third Tranche to the Fixed Conversion Price and the Exercise Price was changed from $4.00 to $5.50.

Floor Price. The Floor Price for the Initial Notes was $2.50. Pursuant to the Second Tranche Amendment to the Purchase Agreement, all references in the applicable transaction documents for the Second Tranche to the Floor Price was changed from $2.50 to $0.55. Pursuant to the Third Tranche Amendment to the Purchase Agreement, the Floor Price for the Third Tranche was set at $0.55.

Fourth Tranche and Fifth Tranche Closing. The parties agreed to provide for a Fourth Tranche closing and a Fifth Tranche closing (subject to the mutual consent of the parties and other closing conditions) and may be provided for up to a total of $10 million in principal amount of additional notes, with terms similar to the Third Tranche Notes (the “Fourth Tranche Notes” and “Fifth Tranche Notes,” respectively). The number of warrant shares underlying the additional warrants issuable in the Fourth Tranche and Fifth Tranche, which warrants shall have substantially identical terms to the Third Tranche Warrants (the “Fourth Tranche Warrants” and the “Fifth Tranche Warrants,” respectively) will be determined by dividing 30% of the principal amount of Fourth Tranche Notes, or the Fifth Tranche Notes, as applicable, by the VWAP as of the closing date of Fourth Tranche or Fifth Tranche, as applicable.

Investor Resale Limitation. Provided that no event of default has occurred, and subject to the waiver by the Company, each Investor has agreed that it shall use its commercially reasonable efforts to not sell converted Ordinary Shares from the Second Tranche Notes or issued upon exercise of the Second Tranche Warrants in a weekly quantity in excess of 15% of the average weekly trading volume of the Ordinary Shares on the Nasdaq Capital Market in the current calendar week. This provision shall not apply to any conversion shares received by a holder pursuant to any prepayment conversion rights or mandatory prepayments under the Second Tranche Notes for the 20 trading day period following the receipt of any such conversion shares. Pursuant to the Third Tranche Amendment to the Purchase Agreement, all references in the applicable transaction documents for the Third Tranche to the investor resale limitation was changed to: “Provided that no event of default has occurred, and subject to the waiver by the Company, each Investor has agreed that it shall use its commercially reasonable efforts to not sell converted Ordinary Shares from the Third Tranche Notes or issued upon exercise of the Third Tranche Warrants in a weekly quantity in excess of 10% of the average weekly trading volume of the Ordinary Shares on the Nasdaq Capital Market in the current calendar week. This provision shall not apply to any conversion shares received by a holder pursuant to any prepayment conversion rights or mandatory prepayments under the Third Tranche Notes for the 20 trading day period following the receipt of any such conversion shares.”

Waiver. Solely with respect to the Second Tranche and Third Tranche, the Investors have agreed to waive the Company’s compliance with the following covenant: The Company shall not incur any indebtedness other than (x) indebtedness under the First Tranche Notes and Second Tranche Notes, (y) indebtedness up to $2,000,000.00 payable to Cisco System, Inc., (z) any loans provided by affiliates of the Company (not including indebtedness under (x) above); provided that no such indebtedness in the aggregate may exceed 15% of the average market capitalization of the Company’s outstanding Ordinary Shares (adjusted for the outstanding number of F Shares at the five F Share to one Ordinary Share redemption ratio as provided for under the Company’s Articles) as reported by the trading market for the immediately preceding 10 trading days.

Share Reserve. The Company agreed to maintain a reserve of 8,000,000 Ordinary Shares from its duly authorized Ordinary Shares for issuance under the First Tranche. The Company agreed to maintain a reserve of 45,000,000 Ordinary Shares from its duly authorized Ordinary Shares for issuance under the Second Tranche. The Company agreed to maintain a reserve of 40,000,000 Ordinary Shares from its duly authorized Ordinary Shares for issuance under the Third Tranche.

Summary Terms of the Notes

Seniority. The obligations of the Company under each Note rank senior to all other existing “Indebtedness” (as defined in the Purchase Agreement) and equity of the Company except for (i) additional Notes provided for under the Purchase Agreement, (ii) indebtedness up to $2,000,000.00 payable to Cisco System, Inc., and (iii) intercompany loans up to $8,000,000.00 between the Company and its affiliates; provided that, the combined debt from (ii) and (iii) shall not exceed 15% of the average market capitalization of the Company’s issued and outstanding Ordinary Shares (adjusted for the outstanding number of F Shares at the five (5) F Share to one Ordinary Share redemption ratio).

Original Issuance Discount. The Initial Notes carried a 4.0% original issue discount, resulting in proceeds before expenses to the Company from the issuance of the Initial Notes of approximately $9,600,000.00. The Initial Notes were issued on July 11, 2023. The Second Tranche Notes carry a 4.0% original issue discount, resulting in proceeds before expenses to the Company from the issuance of the Second Tranche Notes of approximately $9,600,000.00. The Second Tranche Notes were issued on January 9, 2024 (the “Second Tranche Issuance Date”). The Third Tranche Notes carry a 2.5% original issue discount, resulting in proceeds before expenses to the Company from the issuance of the Third Tranche Notes of approximately $9,750,000.00. The Third Tranche Notes were issued on March 1, 2024 (the “Third Tranche Issuance Date”).

Maturity. Each Note has a 24-month maturity unless the Investors have given notice to the Company that they elect to accelerate the Maturity Date to the extent explicitly permitted by the Notes (the “Maturity Date”). The initial Maturity Date may be extended one time for an additional six (6) months at the option of the Company by written notice to the Investors.

Interest Payments. Interest on the Notes commenced accruing on the Original Issuance Date at 4% per annum (the “Interest”), is computed on the basis of a 360-day year and four 90-day quarterly periods and shall be payable by the Company to the holder(s) of such Notes as of the last day of the applicable quarterly period in cash, within three (3) trading days of the end of each 90-day quarterly period quarter while this Note remains outstanding (each, a “Scheduled Interest Payment Date”). Upon the written consent of the Investors, the Interest may be paid by the Company in Ordinary Shares on the Scheduled Interest Payment Date at the applicable conversion price. All accrued and unpaid Interest not otherwise paid on a Scheduled Interest Payment Date shall be due on the Maturity Date.

Prepayment; Change of Control Payment. If the Company directly or indirectly received proceeds from and closes any kind of financing including through the issuance of any equity securities or indebtedness, the Investors may request prepayment of the Principal and any accrued and unpaid Interest in an amount of up to thirty percent (30%) of the gross proceeds received by the Company in such financing. The previous sentence shall not apply to any equity financing undertaken by the Company within six (6) months of the Original Issuance Date. Except as otherwise provided in the Notes, the Company may not prepay any portion of the principal of the Notes.

In addition, if the Company enters into a definitive agreement with respect to a change of control of the Company, the Investors may require the Company to prepay, effective immediately prior to the consummation of such change of control, an amount equal to one hundred and twenty percent (120%) of the sum of (x) the outstanding Principal of the Notes and (y) and any accrued and unpaid Interest thereon.

Events of Default. The Notes are subject to customary events of default (each, an “Event of Default”), including, without limitation: (i) payment defaults; (ii) default in the performance by the Company of its obligations, or breach by the Company of its representations and warranties, under the Purchase Agreement, the Notes or the Warrants; (iii) failure by the Company to maintain the required minimum share reserve; (iv) default by the Company under other indebtedness of $200,000.00 or more; (v) where an Investor has sold Ordinary Shares pursuant to Rule 144 and the Company fails to instruct the transfer agent to remove any legends from the Ordinary Shares; (vi) bankruptcy, liquidation and similar matters of or concerning the Company or its subsidiaries; (vii) Company fails to comply in any material respect with the reporting requirements of the Exchange Act; (viii) delisting of the Ordinary Shares from a national exchange; (ix) consummation by the Company of a “going private” transaction; and (x) the Company or one of its subsidiaries enters into a Variable Rate Transaction (as defined in the Purchase Agreement). Upon an Event of Default as defined in the Note, the Investor has the right to accelerate payment of the Notes at a “Mandatory Default Amount” equal to 120% of the sum of (x) the outstanding principal amount of the Notes on the date on which the first Event of Default occurred and (y) any accrued and unpaid Interest thereon, if any. In addition, at any time when an Event of Default has occurred and is continuing, the Investor shall have the option to convert the Mandatory Default Amount at a rate equal to the lower of (i) the Conversion Price or (ii) 80% of the lowest VWAP in the ten prior trading days prior to the conversion date (the “Alternative Conversion Price”). Further, if we fail to cure an Event of Default within the time provided by the Note, the remedies provided in the Note, including the use of the Alternative Conversion Price, shall continue and not be affected by any future cure.

Voluntary Conversion. The Initial Notes were convertible, immediately upon issuance at the option of the holders, at a conversion price of the lesser of (i) $30.00 per Ordinary Share (the “First Tranche Fixed Conversion Price”), or (ii) 92% of the lowest VWAP per Ordinary Share during the 10 trading days preceding the conversion (the “First Tranche Variable Conversion Price”). The First Tranche Variable Conversion Price had a floor of $2.50 per Ordinary Share (the “First Tranche Floor Conversion Price”). The First Tranche Floor Conversion price of the Initial Notes was permitted to be lowered by mutual consent of the Company and the Investors. With the consent of the Investors, the Company was permitted to pay the interest on the Initial Notes in the form of Ordinary Shares at the applicable conversion price then in effect.

The Second Tranche Notes will be convertible, immediately upon issuance at the option of the holders, at a conversion price of the lesser of (i) $4.00 per Ordinary Share (the “Second Tranche Fixed Conversion Price”), or (ii) 92% of the lowest VWAP per Ordinary Share during the 10 trading days preceding the conversion (the “Second Tranche Variable Conversion Price”). The Second Tranche Variable Conversion Price shall have a floor of $0.55 per Ordinary Share (the “Second Tranche Floor Conversion Price”). The Second Tranche Floor Conversion price of the Second Tranche Notes can be lowered by mutual consent of the Company and the Investors. With the consent of the Investors, the Company may pay the interest on the Second Tranche Notes in the form of Ordinary Shares at the applicable conversion price then in effect. In addition, the conversion prices are subject to adjustment for anti-dilution protections.

Provided that no event of default under the Second Tranche Notes has occurred, and subject to the waiver by the Company, each Investor has agreed that it shall use its commercially reasonable efforts to not sell converted shares from Second Tranche Notes or Ordinary Shares issued upon exercise of the Second Tranche Warrants in a weekly quantity in excess of 15% of the average weekly trading volume of the Ordinary Shares on the Nasdaq Capital Market in the current calendar week. This provision shall not apply to any conversion shares received by a holder pursuant to any prepayment conversion rights or mandatory prepayments under the Second Tranche Notes for the 20 trading day period following the receipt of any such conversion shares.

The Third Tranche Notes will be convertible, immediately upon issuance at the option of the holders, at a conversion price of the lesser of (i) $5.50 per Ordinary Share (the “Third Tranche Fixed Conversion Price”), or (ii) 93% of the lowest VWAP per Ordinary Share during the 10 trading days preceding the conversion (the “Third Tranche Variable Conversion Price”). The Third Tranche Variable Conversion Price shall have a floor of $0.55 per Ordinary Share (the “Third Tranche Floor Conversion Price”). The Third Tranche Floor Conversion Price can be lowered by mutual consent of the Company and the Investors. With the consent of the Investors, the Company may pay the interest on the Third Tranche Notes in the form of Ordinary Shares at the applicable conversion price then in effect. In addition, the conversion prices are subject to adjustment for anti-dilution protections.

Provided that no event of default under the Third Tranche Notes has occurred, and subject to the waiver by the Company, each Investor has agreed that it shall use its commercially reasonable efforts to not sell converted shares from Third Tranche Notes or Third Tranche Warrants in a weekly quantity in excess of 10% of the average weekly trading volume of the Ordinary Shares on the Nasdaq Capital Market in the current calendar week. This provision shall not apply to any conversion shares received by a holder pursuant to any prepayment conversion rights or mandatory prepayments under the Third Tranche Notes for the 20 trading day period following the receipt of any such conversion shares.

Adjustments to Conversion Price. The Notes provide for adjustment of the Fixed Conversion Price for, inter alia, share dividends, share divisions, share combinations, rights offerings, pro rata distributions of assets, reclassifications of Ordinary Shares, exchanges of Ordinary Shares or substitutions of Ordinary Shares, dilutive issuances, certain option issuances and issuances of convertible securities.

Summary Terms of the Warrants

The Initial Warrants will be exercisable, immediately upon issuance at the option of the holders, at an exercise price per Ordinary Share equal to initial Fixed Conversion Price for the Notes ($30.00 per Ordinary Share), Pursuant to the Purchase Agreement, on the Initial Closing Date, the Investors were issued the Initial Warrants to purchase up to 245,816 Ordinary Shares.

The Second Tranche Warrants will be exercisable, immediately upon issuance at the option of the holders, at an exercise price per Ordinary Share equal to Second Tranche Fixed Conversion Price for the Second Tranche Notes ($4.00 per Ordinary Share). Pursuant to the Purchase Agreement, on the Second Tranche Closing Date, the Investors were issued the Second Tranche Warrants to purchase up to 2,288,678 Ordinary Shares.

The Third Tranche Warrants will be exercisable, immediately upon issuance at the option of the holders, at an exercise price per Ordinary Share equal to Third Tranche Fixed Conversion Price for the Notes ($5.50 per Ordinary Share). Pursuant to the Purchase Agreement, on the Third Tranche Closing Date, the Investors were issued the Third Tranche Warrants to purchase up to 1,537,358 Ordinary Shares.

Registration Rights Agreement

In the Registration Rights Agreement the Company agreed that no later than 20 trading days from each of the Initial Closing Date and the Second Tranche Closing Date, as applicable, the Company shall prepare and file a Registration Statement (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) covering the resale of all of the Ordinary Shares underlying the Notes and the Warrants. The Company agreed to cause each Registration Statement to be declared effective as soon as practicable after filing thereof but in no event later than the date that is 75 days following each of the Initial Closing Date, and the Second Tranche Closing Date, as applicable, if the Registration Statement is subject to review by the SEC.

Pursuant to the Third Tranche Amendment to the Purchase Agreement, the parties agreed to amend the Registration Rights Agreement to require the Company to file a registration statement covering all of the securities issuable under (i)the Third Tranche within 30 trading days after such closing, (ii) the Fourth Tranche within 20 trading days after such closing, and (iii) the Fifth Tranche within 20 trading days after such closing.

First and Second Tranche Conversions

As of March 11, 2024, the investors have converted all of the First Tranche Notes and a portion of the Second Tranche Notes into an aggregate of 14,693,068 Ordinary Shares. As of March 11, 2024, the total number of outstanding Ordinary Shares of the Company is currently 20,932,312.

Intracompany Agreements

See agreements listed under Item 7.B. Related Party Transactions.

Class F Shareholders’ Agreement

The Company and the holders of the Class F Shares have entered into a Class F Shareholders’ Agreement that provides, among other things, that the holders of Class F Shares:

•	will vote the Class F Shares held by them as one and in accordance with the majority (by the number of shares held) view of the holders of the Class F Shares; and

•	are bound by the redemption provisions set out in the Articles and that they will take all necessary action to comply with them.

D.	Exchange Controls

There are no exchange control restrictions on payments of dividends on the Company’s common shares or on the conduct of the Company’s operations either in Switzerland, where the Company’s principal executive offices are located, or the BVI, where the Company is incorporated.

E.	Taxation

The following is a discussion of the material British Virgin Islands, Swiss and United States federal income tax considerations applicable to SEALSQ and U.S. Holders and Non-U.S. Holders, each as discussed below, of SEALSQ Ordinary Shares.

British Virgin Islands Tax Considerations

The Government of the British Virgin Islands does not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon our Company or our security holders who are not tax resident in the British Virgin Islands.

Our Company and all distributions, interest and other amounts paid by our Company to persons who are not tax resident in the British Virgin Islands will not be subject to any income, withholding or capital gains taxes in the British Virgin Islands, with respect to the shares in our Company owned by them and dividends received on such shares.

No estate, inheritance, succession or gift tax, rate, duty, levy, or other charge is payable by persons who are not tax resident in the British Virgin Islands with respect to any shares, debt obligations or other securities of our Company.

Except to the extent that we have any direct or indirect interest in real property in the British Virgin Islands, all instruments relating to transactions in respect of the shares, debt obligations or other securities of our Company and all instruments relating to other transactions relating to the business of our Company are exempt from the payment of stamp duty in the British Virgin Islands.

There are currently no withholding taxes or exchange control regulations in the British Virgin Islands applicable to our Company or our security holders.

U.S. Federal Income Tax Considerations

The following is a description of certain U.S. federal income tax consequences to U.S. Holders, as defined below, of acquiring, owning and disposing of SEALSQ Ordinary Shares. The following discussion is intended only as a summary and does not purport to be a complete description of all the potential tax effects of the acquisition, ownership and disposition of SEALSQ Ordinary Shares. This discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between Switzerland and the United States (the “US-CH Treaty”), all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect. The tax treatment of the transactions discussed herein to holders will vary depending upon their particular situations.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of SEALSQ Ordinary Shares, as applicable, who is eligible for the benefits of the US-CH Treaty and who is:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

This discussion applies only to a U.S. Holder that will hold SEALSQ Ordinary Shares as capital assets for U.S. federal income tax purposes. The discussion below does not address any state, local or foreign or estate and gift tax laws, the Medicare contribution tax on net investment income, or the alternative minimum tax. Furthermore, it does not address classes of U.S. Holders that may be subject to special rules, such as:

•	banks, insurance companies, and certain other financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•	persons holding Ordinary Shares as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the Ordinary Shares, as applicable;

•	regulated investment companies or real estate investment trusts;

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	U.S. Holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities or arrangements classified as partnerships (or partners therein) or S corporations for U.S. federal income tax purposes;

•	tax-exempt entities, including an “individual retirement account” or “Roth IRA”;

•	persons that own or are deemed to own ten percent or more of SEALSQ shares by vote or value; or

•	persons holding Ordinary Shares in connection with a trade or business conducted outside of the United States.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds SEALSQ Ordinary Shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding SEALSQ Ordinary Shares, as applicable, and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of acquiring, owning and disposing of SEALSQ Ordinary Shares, as applicable.

U.S. Holders are urged to consult with their own tax advisers concerning the U.S. federal, state, local, and other tax consequences of acquiring, owning and disposing of SEALSQ Ordinary Shares in their particular circumstances.

Ownership of SEALSQ Ordinary Shares

Taxation of Distributions

SEALSQ does not currently expect to pay cash dividends in the foreseeable future. If SEALSQ does make distributions of cash or property with respect to SEALSQ Ordinary Shares, subject to the passive foreign investment company rules below, such distributions will generally be treated as dividends to the extent paid out of SEALSQ’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because SEALSQ does not maintain calculations of its earnings and profits under U.S. federal income tax principles, SEALSQ expects that distributions generally will be reported to U.S. Holders as dividends. For so long as SEALSQ Ordinary Shares are listed on Nasdaq or SEALSQ is eligible for benefits under the US-CH Treaty, and provided that SEALSQ was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a PFIC, dividends paid to certain non-corporate U.S. Holders will be eligible for taxation as “qualified dividend income” and therefore, subject to applicable limitations, will be taxable at rates not in excess of the long-term capital gain rate applicable to such U.S. Holder. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances.

The amount of a dividend will include any amounts withheld by us in respect of Swiss income taxes. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of such holder’s receipt of the dividend. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, Swiss income taxes withheld from dividends on SEALSQ Ordinary Shares (if any) at a rate not exceeding the rate provided by the US-CH Treaty will be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any Swiss income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Sale or Other Disposition of SEALSQ Ordinary Shares

Subject to the passive foreign investment company rules described below, gain or loss realized on the sale or other disposition of SEALSQ Ordinary Shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the SEALSQ Ordinary Shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the SEALSQ Ordinary Shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations.

Passive Foreign Investment Company Rules

SEALSQ will be classified as a passive foreign investment company (“PFIC”) for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of its gross income for the taxable year is “passive income,” or (ii) 50% or more of the average quarterly value of its assets consist of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, SEALSQ will be treated as if it holds a proportionate share of the assets of, and receives directly a proportionate share of the income of, any other corporation in which it directly or indirectly owns at least 25%, by value, of the shares of such corporation. Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains.

Based on SEALSQ’s financial statements, business plan and certain estimates, including as to the relative values of its assets, SEALSQ believes it was not a PFIC for its 2023 taxable year, although there can be no assurance in this regard. Additionally, based on the current and projected composition of assets and income of SEALSQ and its subsidiaries, it is not expected that SEALSQ will be treated as a PFIC for its current taxable year or in the foreseeable future. However, the determination of whether SEALSQ is a PFIC is a fact-intensive determination that must be made on an annual basis applying principles and methodologies that are in some circumstances unclear. Moreover, whether SEALSQ is a PFIC for a particular year will depend on the composition of its income and assets and the value of its assets from time to time (which may be determined, in part, by reference to the market price of SEALSQ Ordinary Shares, which may fluctuate substantially over time). Accordingly, there can be no assurances regarding SEALSQ’s status as a PFIC for any taxable year. If a U.S. Holder holds SEALSQ Ordinary Shares in any year in which SEALSQ is treated as a PFIC, SEALSQ generally will continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds SEALSQ Ordinary Shares, even if SEALSQ ceases to meet the threshold requirements for PFIC status. However, if SEALSQ ceases to be a PFIC, a U.S. Holder can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if such U.S. Holder’s Ordinary Shares had been sold on the last day of the last taxable year during which SEALSQ was a PFIC. U.S. Holders should consult their own tax advisor about the advisability of making this election.

If SEALSQ is classified as a PFIC, and a U.S. Holder has not made a timely mark-to-market election, as described below, the U.S. Holder will generally be subject to a special tax at ordinary income tax rates on “excess distributions” (generally, any distributions that are received in a taxable year that are greater than 125 percent of the average annual distributions that the holder has received in the preceding three taxable years, or its holding period, if shorter), including any gain that a U.S. Holder recognizes on the sale of its Ordinary Shares, which gain will be allocated ratably over the U.S. Holder’s holding period for its Ordinary Shares, as applicable. The amount of gain from a disposition of Ordinary Shares that is allocated to the taxable year of the disposition and to any year before SEALSQ becomes a PFIC will be taxed as ordinary income. The amount allocated to any other tax year will be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge will be imposed on the tax liability for each such year to compensate for tax deferral, calculated as if such tax liability had been due in each such year.

If SEALSQ is classified as a PFIC, a U.S. Holder can avoid certain of the adverse rules described above by making a mark-to-market election with respect to its SEALSQ Ordinary Shares provided that the Ordinary Shares are “marketable.” SEALSQ Ordinary Shares will be considered marketable if they are “regularly traded” on a “qualified exchange” or other market within the meaning of applicable regulations. If a U.S. Holder makes the mark-to-market election, generally the U.S. Holder will recognize as ordinary income any excess of the fair market value of the SEALSQ Ordinary Shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the SEALSQ Ordinary Shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the holder’s tax basis in the SEALSQ Ordinary Shares will be adjusted to reflect the income or loss amounts recognized. If a U.S. Holder makes a mark-to-market election with respect to its SEALSQ Ordinary Shares in a year other than the first year in which the U.S. Holder holds such Ordinary Shares (and no QEF election was in effect for the prior years), then special coordination rules will apply to the first taxable year in which the mark-to-market election is effective.

Although a U.S. Holder of SEALSQ Ordinary Shares could also avoid the unfavorable PFIC rules described above by electing to treat its Ordinary Shares as interests in a qualified electing fund (“QEF”), SEALSQ does not intend to provide the information that would allow a U.S. Holder to make such an election. Accordingly, if SEALSQ is treated as a PFIC, a U.S. holder will not be able to make a “QEF election.”

A U.S. Holder that owns an equity interest in a PFIC must annually file IRS Form 8621, and may be required to file other IRS forms. A failure to file one or more of these forms as required may toll the running of the statute of limitations in respect of each of the U.S. Holder’s taxable years for which such form is required to be filed. As a result, the taxable years with respect to which the U.S. holder fails to file the form may remain open to assessment by the IRS indefinitely, until the form is filed.

U.S. Holders should consult their tax advisers concerning SEALSQ’s potential PFIC status and the potential application of the PFIC rules.

U.S. Information Reporting

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Information With Respect to Foreign Financial Assets

A U.S. Holder who is an individual and, in certain cases, an entity, and who holds certain specified foreign financial assets (which may include SEALSQ Ordinary Shares) with an aggregate value in excess of certain thresholds, is generally required to report information related to such interests by attaching a completed IRS Form 8938 (Statement of Specified Foreign Financial Assets) with such U.S. Holder’s tax return for each year in which such U.S. Holder held an interest in the specified foreign financial assets, subject to certain exceptions (including an exception for SEALSQ Ordinary Shares held in accounts maintained by U.S. financial institutions). Persons who are required to report foreign financial assets and fail to do so may be subject to substantial penalties. U.S. Holders should consult their tax advisors regarding these information reporting requirements.

Swiss Tax Considerations

The following is a description of certain Swiss income tax consequences to “Swiss Holders”, as defined below, of acquiring, owning and disposing of SEALSQ Ordinary Shares. The following discussion is intended only as a summary and does not purport to be a complete description of all the potential tax effects of the acquisition, ownership and disposition of SEALSQ Ordinary Shares. This discussion is based on the Direct Federal Tax Act of 1990, the Federal Harmonization of Cantonal and Communal Direct Taxes Act of 1990, the Federal Withholding Tax Act of 1965, the Federal Stamp Tax Act of 1973, as amended (the “Swiss Tax Laws”), administrative pronouncements, judicial decisions, all as of the date hereof, any of which are subject to change or differing interpretations, possibly with retroactive effect. The tax treatment of the transactions discussed herein to holders will vary depending upon their particular situations. A “Swiss Holder” is a holder who, for Swiss tax purposes, is a beneficial owner of SEALSQ Ordinary Shares who is:

•	an individual resident of Switzerland or otherwise subject to Swiss taxation under article 3, 4 or 5 of the Direct Federal Tax Act of 1990, as amended, or article 3 or 4 of the Federal Harmonization of Cantonal and Communal Direct Taxes Act of 1990, as amended; or

•	a corporation or other entity taxable as a corporation organized under the laws of Switzerland or otherwise subject to Swiss taxation under article 50 or 51 of the Direct Federal Tax Act of 1990, as amended, or article 20 or 21 of the Federal Harmonization of Cantonal and Communal Direct Taxes Act of 1990, as amended.

Holders who are not resident in Switzerland for tax purposes and who do not engage in a trade or business carried on through a permanent establishment or fixed place of business situated in Switzerland for tax purposes, and who are not subject to corporate or individual income taxation in Switzerland for any other reason, will not be subject to any Swiss federal, cantonal or communal income tax in connection with acquiring, owning and disposing of SEALSQ Ordinary Shares.

Ownership of SEALSQ Ordinary Shares

Taxation of Distributions

Dividend distributions to individual Swiss Holders who hold their SEALSQ Ordinary Shares as private assets will be subject to Swiss federal, cantonal and communal income tax, unless these dividends are distributed out of qualifying capital contribution reserves recognized by the Swiss Federal Tax Administration.

Corporate and individual Swiss Holders who hold their SEALSQ Ordinary Shares as part of a trade or business carried out in Switzerland (including Swiss-resident private individuals who, for income tax purposes, are classified as “professional securities dealers” for reasons of, inter alia, frequent dealing, or leveraged investments, in shares and other securities), as the case may be, through a permanent establishment or fixed place of business situated in Switzerland for tax purposes (the “Commercial Swiss Holders”) are required to recognize dividend distributions of SEALSQ in their income statement for the respective taxation period and are subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings for such taxation period. Corporate Swiss Holders may be eligible for the participation relief in respect of such dividend distributions if the SEALSQ Ordinary Shares held by them as part of a Swiss business have an aggregate market value of at least CHF 1 million.

Holding of SEALSQ Ordinary Shares

Individual Swiss Holders who hold their SEALSQ Ordinary Shares as private assets are required to report their SEALSQ Ordinary Shares as part of their private assets and are subject to cantonal and communal wealth tax.

Commercial Swiss Holders are required to report their SEALSQ Ordinary Shares as part of their business assets or taxable capital, as the case may be, and are subject to cantonal and communal wealth or annual capital tax.

Sale or other Disposal of SEALSQ Ordinary Shares

Individual Swiss Holders who hold their SEALSQ Ordinary Shares as private assets will realize a tax-free capital gain or a non-deductible loss upon a sale or other disposal of the SEALSQ Ordinary Shares.

Commercial Swiss Holders are required to recognize the gain, if any, from a sale or other disposal of the SEALSQ Ordinary Shares in their income statement for the respective taxation period and are subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings for such taxation period. A loss, if any, is deductible for Swiss individual or corporate income tax purposes.

Swiss Federal Securities Transfer Tax

Any transactions in SEALSQ Ordinary Shares in the secondary markets are subject to Swiss securities transfer tax at an aggregate rate of 0.15% of the consideration paid for such SEALSQ Ordinary Shares, however, only if a bank or other securities dealer in Switzerland, as defined in the Swiss Federal Stamp Tax Act, is a party or an intermediary to the transaction and no exemption applies.

Taxation of SEALSQ

Corporate Income Tax

SEALSQ has its place of effective management in Switzerland and as such is a Swiss resident for tax purposes. A Swiss resident company is subject to corporate income tax at federal, cantonal and communal levels on its worldwide income. However, qualifying net dividend income and net capital gains on the sale of qualifying investments in subsidiaries are effectively exempt from federal, cantonal and communal corporate income tax. Consequently, SEALSQ expects dividends from its subsidiaries and capital gains from sales of investments in its subsidiaries to be exempt from Swiss corporate income tax.

Issuance Stamp Duty

The Swiss issuance stamp duty of 1% is levied on the issuance of shares and increases in or contributions to the equity of Swiss tax resident corporations. Exemptions are available in tax neutral restructuring transactions. As a result, the issuance of shares by SEALSQ or any other increase in its equity may be subject to the issuance stamp duty unless the equity is increased in the context of a qualifying restructuring transaction.

Swiss Withholding Tax

Dividend distributions of Swiss tax resident corporations are subject to 35% dividend withholding tax unless such dividends are distributed out of qualifying capital contribution reserves recognized by the Swiss Federal Tax Administration. Since SEALSQ is a Swiss resident for tax purposes, its dividend distributions are generally subject to 35% withholding tax.

Upon request, the Swiss withholding tax, if any, will generally be refunded to shareholders of SEALSQ who have their tax residence in Switzerland, provided that such shareholders duly declare the consideration in the tax return or, in the case of legal entities, in the profit and loss statement. SEALSQ shareholders who are not tax residents of Switzerland may be entitled to a full or partial refund of the Swiss withholding tax if the country of residence for tax purposes has entered into a bilateral treaty for the avoidance of double taxation with Switzerland and the conditions of such treaty are met.

Automatic Exchange of Information in Tax Matters

On November 19, 2014, Switzerland signed the Multilateral Competent Authority Agreement. The Multilateral Competent Authority Agreement is based on Article 6 of the OECD/Council of Europe administrative assistance convention and is intended to ensure the uniform implementation of Automatic Exchange of Information (the “AEOI”). The Federal Act on the International Automatic Exchange of Information in Tax Matters (the “AEOI Act”) entered into force on January 1, 2017. The AEOI Act is the legal basis for the implementation of the AEOI standard in Switzerland.

The AEOI has been introduced in Switzerland through bilateral agreements or multilateral agreements. The agreements have been, and will be, concluded on the basis of guaranteed reciprocity, compliance with the principle of speciality (i.e., the information exchanged may only be used to assess and levy taxes (and for criminal tax proceedings)) and adequate data protection.

Based on such multilateral or bilateral agreements and the implementation of Swiss law, Switzerland collects and exchanges data in respect of financial assets, including SEALSQ Ordinary Shares, held in, and income derived thereon and credited to, accounts or deposits with a paying agent in Switzerland for the benefit of individuals resident in a European Union member state or in a treaty state.

Swiss Facilitation of the Implementation of the U.S. Foreign Account Tax Compliance Act

Switzerland has concluded an intergovernmental agreement with the United States to facilitate the implementation of U.S. Foreign Account Tax Compliance Act. The agreement ensures that the accounts held by U.S. persons with Swiss financial institutions are disclosed to the U.S. tax authorities either with the consent of the account holder or by means of group requests within the scope of administrative assistance. Information will not be transferred automatically in the absence of consent, and instead will be exchanged only within the scope of administrative assistance on the basis of the double taxation agreement between the United States and Switzerland. On October 8, 2014, the Swiss Federal Council approved a mandate for negotiations with the United States on changing the current direct-notification-based regime to a regime where the relevant information is sent to the Swiss Federal Tax Administration, which in turn provides the information to the U.S. tax authorities.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

SEALSQ is subject to the information requirements of the Securities and Exchange Act of 1934, and, in accordance with the Securities Exchange Act of 1934, SEALSQ files annual reports on Form 20-F within 120 days of each fiscal year, and submits other reports and information under cover of Form 6-K with the SEC. You may read and copy this information at the SEC’s public reference room at 100 F Street, NE, Washington DC, 20549. Recent filings and reports are also available free of charge though the EDGAR electronic filing system at http://www.sec.gov. You can also request copies of the documents, upon payment of a duplicating fee, by writing to the public reference section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room or accessing documents through EDGAR.

Our financial statements have been prepared in accordance with U.S. GAAP.

We will make available to our shareholders annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP. Our documents may be available at our principal executive offices and effective place of management at Avenue Louis-Casaï 58, 1216 Cointrin, Switzerland.

I.	Subsidiary Information

Not applicable.

J.	Annual report to security holders

The Company intends to submit any annual report provided to security holders in electronic format as an exhibit to a Current Report on Form 6-K.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

SEALSQ is exposed to market risks primarily related to foreign currency exchange rates and commodity prices. SEALSQ is not exposed to interest rate risks because all its financial instruments have fixed interest rate terms. As at December 31, 2023, all of SEALSQ’s market risk sensitive instruments are held by entities with U.S. Dollar as the functional currency so the level of risk is currently considered as fully mitigated.

Foreign currency exchange rate risk

For information about the foreign currency exchange rate risk see Item 5.A. Operating Results.

Commodity price risk

The Company has only a very limited exposure to price risk related to anticipated purchases of certain commodities used as raw material. Our raw material inventory was USD 1,024,588 as at December 31, 2023. A change in those prices may affect our gross margin, however because the inventory balance is relatively small in comparison with our total assets, the Company does not enter into commodity futures, forwards or any other hedge instrument to manage fluctuations in prices of anticipated purchases.

Item 12.	Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to The Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

(a) Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report, have concluded that, as of such date, our disclosure controls and procedures were effective.

(b) Management’s annual report on internal control over financial reporting: Our Board of Directors and management are responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting was designed to provide reasonable assurance to our management and Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements.

Internal controls over financial reporting, no matter how well designed, have inherent limitations. Therefore, even those internal controls over financial reporting determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, it used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment, management concluded that, as of December 31, 2023, our internal control over financial reporting is effective based on those criteria.

(c) Not applicable.

(d) There were no changes to our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[RESERVED]

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that Ms. Cristina Dolan possesses specific accounting and financial management expertise and that she is an Audit Committee Financial Expert as defined by the SEC. Ms. Dolan is also “independent” in accordance with NASDAQ rule and the applicable requirements of Rule 10A-3 of the Exchange Act.

Item 16B. Code of Ethics

We have followed BVI law which does not require a company to have a code of ethics applicable to all directors, officers and employees. We do, however, expect ethical behavior from all our directors, officers and employees.

Item 16C. Principal Accounting Fees and Services

(a) Audit Fees: The aggregate fees billed for professional services rendered by the principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements amounted to USD 173,607 and USD 323,158 respectively for the years ended December 31, 2023 and 2022.

(b) Audit-Related Fees: None.

(c) Tax Fees: None.

(d) All Other Fees: None.

(e) Audit committee’s pre-approval policies and procedures: Our audit committee is responsible for overseeing the activities of BDO, our principal accountant. The audit committee regularly evaluates the performance of BDO and, based on this, once a year determines whether BDO should be proposed to the shareholders for election. To assess the performance of BDO, the audit committee holds meetings with the CFO. Criteria applied for the performance assessment of BDO include an evaluation of its technical and operational competence; its independence and objectivity; the sufficiency of the resources it has employed; its focus on areas of significant risk; its willingness to probe and challenge; its ability to provide effective, practical recommendations; and the openness and effectiveness of its communications and coordination with the audit committee.

In the years ended December 31, 2023 and 2022, BDO has not provided services other that those rendered for the audit of our annual financial statements or in connection with statutory and regulatory filings or engagements.

(f) Not applicable.

Item 16D. Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant's Certifying Accountant

The disclosure called for by paragraph (a) of this Item 16F was previously reported, as that term is defined in Rule 12b-2 under the Exchange Act, in “Change in Registrant’s Certifying Accountant” of our Registration Statement on Form F-1 (File No. 333-273793) originally filed with the SEC on August 8, 2023.

Item 16G. Corporate Governance

See Item 6.C. Board Practices for significant ways in which our corporate governance practices differ from NASDAQ’s standards.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider trading policies

Not applicable.

Item 16K. Cybersecurity.

SEALSQ is dedicated to maintaining the highest standards of cybersecurity to safeguard our operations, assets, and stakeholder interests. In an era where digital threats continue to evolve, we recognize the paramount importance of cybersecurity in preserving the integrity, confidentiality, and availability of our critical information and systems.

Our commitment to cybersecurity is rooted in a proactive and strategic approach that aligns with Semiconductor industry best practices and regulatory standards. We view cybersecurity not only as a compliance requirement but as an integral component of our corporate responsibility to protect the trust our shareholders, customers, and partners place in us.

Below is an overview of our cybersecurity governance, policies, and practices. We aim to demonstrate our resilience against cyber threats, articulate the measures we have in place to mitigate risks, and emphasize our ongoing investments in cybersecurity to adapt to the evolving threat landscape.

By integrating cybersecurity into our corporate culture, SEALSQ strives to maintain a secure and resilient environment, fostering trust and confidence among stakeholders. We believe that transparency in our cybersecurity practices enhances our overall risk management strategy, and we remain committed to continuously improving our defenses against cyber threats.

Overview

SEALSQ recognizes the critical importance of cybersecurity in today's digital landscape. As an integral aspect of our risk management strategy, we maintain a comprehensive approach to cybersecurity to protect our operations, data, and stakeholder trust.

Cybersecurity Governance

Our Board of Directors and management are actively involved in overseeing cybersecurity matters. The Board of Directors is responsible for reviewing on a regular basis and assessing cybersecurity risks and ensuring the adequacy of our cybersecurity measures.

Our security processes are piloted by a Global Security Director, under the supervision of a Security Board, which includes the top management of SEALSQ. Once a year, the Global Security Director reassesses our cybersecurity risks and proposes to the Security Board a plan of action and budget for the year to come.

The Executive Board Members of SEALSQ hold a weekly meeting with the General Manager to discuss all matters including operational matters and risk management, as well as holding regular, wider meetings with the Senior Management of SEALSQ. During these meetings, the risks faced by the business and any new matters arising or potential threats identified are discussed. The SEALSQ management team also provide updates on their ongoing projects designed to manage these risks, as well as presenting the results of any audits that are being carried out. The full Board are also kept appraised on the results of all audits carried out during the year and are required to decide on strategic decisions such as whether to attain accreditations for the business. The Board and Audit Committee are responsible also for overseeing the annual audit of SEALSQ which, while primarily focused on the financials of SEALSQ, does also cover certain risks associated with the business.

Policies and Procedures:

We have implemented under our global security policy robust cybersecurity policies and procedures that address the identification, protection, detection, response, and recovery from potential cyber threats. Our EDM-QMS (Quality Management System) contains over 55 procedures & policies for IT & Security. Policies & procedure are reviewed at least once a year and updated to align with semiconductors’ industry best practices and current threats. Policies and procedures are systematically asked for each ISO or customer audit.

Incident Response Plan:

SEALSQ has a well-defined incident response plan to effectively manage and mitigate the impact of cybersecurity incidents. With the company Inquest, the leader of the cyber-defense, we have defined a main policy called Cybersecurity Response Plan to define all actions and plans to perform in case of cyberattack. It is a skeleton plan that refers to procedure more specific to help SEALSQ to take the right actions and in timely matter and address all fields, including detection, containment, investigation, rebuild and communication.

Cybersecurity Investments

We continually invest in cybersecurity technologies, infrastructure, and training programs to enhance our ability to defend against evolving cyber threats. These investments are designed to fortify our cyber defenses and ensure the resilience of our information systems. In 2023 we have spent approximately 35% of the IT budget for cybersecurity. Budget plan for 2024 is over 37% for cybersecurity investment.

Compliance and Regulations

SEALSQ complies with all applicable cybersecurity laws and regulations. For more than 15 years we are certified ISO 27001 and our products are CC Common Criteria EAL5+ (ISO 15408) since 2003. We monitor changes in regulatory requirements and promptly adapt our cybersecurity best practices to remain in compliance with evolving semiconductor standards. ISO27001 ver2005, ver2013 and ver2022.

Third-Party Relationships

We manage cybersecurity risks associated with third-party vendors and partners through due diligence, contractual obligations, and periodic assessments. Each year external audits are performed to our mains suppliers. This includes requirements for third parties to adhere to our cybersecurity semiconductors standards.

Training and Awareness

To foster a cybersecurity-aware culture, we conduct at least yearly training programs for all employees and subcontractors to enhance their understanding of cybersecurity risks and best practices. Security induction sessions are also done for all new employees or contractors. This ensures that our workforce is a critical line of defense against potential threats.

Cybersecurity Performance Metrics

SEALSQ monitors key performance metrics related to cybersecurity, including but not limited to the firewall, IPS number and nature of attacks, web & application usage from end users and tracking activities from VPN. These metrics are weekly reviewed by the IT Director, to drive continuous improvement. All this metrics and much more are concentrated and presented during the SEALSQ Security Board.

Future Outlook

We are committed to staying ahead of emerging cyber threats and technologies, using our seat at the Eurosmart committees to be aware of the latest incidents, attacks and technology. New awareness and phishing campaigns will raise this year using new tools and technologies. Our future outlook involves ongoing investments in cybersecurity, proactive risk assessments, and collaboration with semiconductor industry and cyber security experts, like Inquest to address new and evolving challenges.

PART III

Item 17.	Financial Statements

The Company has elected to furnish the financial statements and related information specified in Item 18.

Item 18.	Financial Statements

The consolidated financial statements and related notes required by this Item 18 are included in this annual report beginning on page F-1.

Item 19.	Exhibits

Index to Exhibits

Exhibit No.	Description
1.1*	Amended and Restated Memorandum and Articles of Association of SEALSQ Corp adopted on 15 March 2023 (incorporated by reference to Exhibit 3.1 to the Company’s Pre-Effective Amendment No. 2 to Registration Statement on Form F-1 (File No. 333- 269710) filed with the SEC on March 23, 2023)

1.2*	Amendment to the Amended and Restated Memorandum and Articles of Association of SEALSQ, adopted on 21 December 2023 (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1 (File No. 333-276877) filed with the SEC on February 5, 2024)

2.1*	Specimen Certificate evidencing Ordinary Shares (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (File No. 333-269710) filed with the SEC on February 10, 2023)

2.2*	Subscription Agreement between SEALSQ Corp and WISeKey International Holding AG (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-1 (File No. 333-269710) filed with the SEC on February 10, 2023)

2.3 *	English translation of Subscription Form between WISeKey International Holding AG and WISeKey Semiconductors SAS (incorporated by reference to Exhibit 4.3. to the Company’s Registration Statement on Form F-1 (File No. 333- 269710) filed with the SEC on February 10, 2023)

2.4	Description of Securities registered under Section 12 of the Exchange Act

4.1*	Service agreement dated October 1, 2022 between WISeKey Semiconductors SAS and WISeKey International Holding AG (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (File No. 333- 269710) filed with the SEC on February 10, 2023)

4.2*	Service agreement dated October 1, 2022 between WISeKey Semiconductors SAS and WISeKey SA (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (File No. 333-269710) filed with the SEC on February 10, 2023)

4.3*	Service agreement dated October 1, 2022 between WISeKey Semiconductors SAS and WISeKey USA Inc. (incorporated by reference to Exhibit 10.3. to the Company’s Registration Statement on Form F-1 (File No. 333-269710) filed with the SEC on February 10, 2023)

4.4*	Service agreement dated October 1, 2022 between WISeKey Semiconductors SAS and WISeKey Semiconductors GmbH (incorporated by reference to Exhibit 10.4. to the Company’s Registration Statement on Form F-1 (File No. 333- 269710) filed with the SEC on February 10, 2023)

4.5*	Revolving Credit Line dated February 1, 2016 between WISeKey Semiconductors SAS (previously Vault-IC SAS) and WISeKey International Holding AG (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 (File No. 333-269710) filed with the SEC on February 10, 2023)

4.6*	First amendment dated November 1, 2017 to Revolving Credit Line (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 (File No. 333-269710) filed with the SEC on February 10, 2023)

4.7*	Second amendment dated March 16, 2021 to Revolving Credit Line (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 (File No. 333-269710) filed with the SEC on February 10, 2023)

4.8*	Third amendment dated November 3, 2022 to Revolving Credit Line (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 (File No. 333-269710) filed with the SEC on February 10, 2023)

4.9*	Fourth amendment dated November 3, 2022 to Revolving Credit Line (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1 (File No. 333-269710) filed with the SEC on February 10, 2023)

4.10*	Debt transfer agreement dated June 28, 2021 between WISeKey Semiconductors SAS, WISeKey SA and WISeKey International Holding AG (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-1 (File No. 333-269710) filed with the SEC on February 10, 2023)

4.11*	Debt transfer agreement dated December 31, 2021 between WISeKey Semiconductors SAS and WISeKey International Holding AG (incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form F-1 (File No. 333-269710) filed with the SEC on February 10, 2023)

4.12*	Debt transfer agreement dated June 30, 2022 between WISeKey Semiconductors SAS and WISeKey International Holding AG (incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Form F-1 (File No. 333-269710) filed with the SEC on February 10, 2023)

4.13*	Debt transfer agreement dated August 31, 2022 between WISeKey Semiconductors SAS, WISeKey SA and WISeKey International Holding AG (incorporated by reference to Exhibit 10.13 to the Company’s Registration Statement on Form F-1 (File No. 333-269710) filed with the SEC on February 10, 2023)

4.14*	Debt transfer agreement dated November 1, 2022 between WISeKey Semiconductors SAS, WISeKey USA, WISeKey SA and WISeKey International Holding AG (incorporated by reference to Exhibit 10.14 to the Company’s Registration Statement on Form F-1 (File No. 333-269710) filed with the SEC on February 10, 2023)

4.15*	First amendment dated November 1, 2022 to the Debt Transfer Agreements (incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement on Form F-1 (File No. 333-269710) filed with the SEC on February 10, 2023)

4.16*	Loan agreement dated April 1, 2019 between WISeCoin AG and WISeKey Semiconductors SAS (previously WISeCoin R&D Lab France SAS) (incorporated by reference to Exhibit 10.16 to the Company’s Registration Statement on Form F-1 (File No. 333-269710) filed with the SEC on February 10, 2023)

4.17*	First amendment dated November 3, 2022 to the Loan Agreement (incorporated by reference to Exhibit 10.17 to the Company’s Registration Statement on Form F-1 (File No. 333-269710) filed with the SEC on February 10, 2023)

4.18*	Second loan agreement dated October 1, 2019 between WISeCoin AG and WISeKey Semiconductors SAS (previously WISeCoin R&D Lab France SAS) (incorporated by reference to Exhibit 10.18 to the Company’s Registration Statement on Form F-1 (File No. 333-269710) filed with the SEC on February 10, 2023)

4.19*	First amendment dated November 3, 2022 to the Second Loan Agreement (incorporated by reference to Exhibit 10.19 to the Company’s Registration Statement on Form F-1 (File No. 333-269710) filed with the SEC on February 10, 2023)

4.20*	Form of F share option Agreement (included in Exhibit 4.29)

4.21*	Class F Shareholders’ Agreement dated January 1, 2023 (incorporated by reference to Exhibit 10.21 to the Company’s Pre-Effective Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-269710) filed with the SEC on March 10, 2023)

4.22*	Debt Remission Agreement, dated as of April 1, 2021, between WISeKey International Holding AG and Wisekey Semiconductors SAS (incorporated by reference to Exhibit 10.22 to the Company’s Registration Statement on Form F-1 (File No. 333-269710) filed with the SEC on February 10, 2023)

4.23*	Service Agreement, dated as of January 1, 2023, by and between WISeKey International Holding AG and SEALSQ Corp (incorporated by reference to Exhibit 10.23 to the Company’s Registration Statement on Form F-1 (File No. 333- 269710) filed with the SEC on February 10, 2023)

4.24*	Service Level Agreement by and among Inside Secure, Presto Engineering HVM and Presto Engineering, Inc., dated as of June 30, 2015 (incorporated by reference to Exhibit 10.24 to the Company’s Registration Statement on Form F-1 (File No. 333-269710) filed with the SEC on February 10, 2023) (1)

4.25*	First Amendment to Service Level Agreement, by and among Inside Secure, Presto Engineering HVM and Presto Engineering, Inc., dated as of May 26, 2016 (incorporated by reference to Exhibit 10.25 to the Company’s Registration Statement on Form F-1 (File No. 333-269710) filed with the SEC on February 10, 2023) (1)

4.26*	Second Amendment to Service Level Agreement, by and among WISeKey Semiconductors, Presto Engineering HVM and Presto Engineering, Inc., dated as of June 25, 2018 (incorporated by reference to Exhibit 10.26 to the Company’s Registration Statement on Form F-1 (File No. 333-269710) filed with the SEC on February 10, 2023) (1)

4.27*	Master Purchase Agreement by and between Cisco Systems International B.V. and INSIDE Secure, dated as of August 25, 2014 (incorporated by reference to Exhibit 10.27 to the Company’s Registration Statement on Form F-1 (File No. 333-269710) filed with the SEC on February 10, 2023)

4.28*	Loan Agreement between WISeKey International Holdings SA and WISeKey Semiconductors SAS, dated as of January 1, 2023 (incorporated by reference to Exhibit 10.28 to the Company’s Pre-Effective Amendment No. 2 to Registration Statement on Form F-1 (File No. 333-269710) filed with the SEC on March 23, 2023)

4.29*	Form of F Share Option Plan (incorporated by reference to Exhibit 10.30 to the Company’s Registration Statement on Form F-1 (File No. 333-269710) filed with the SEC on February 10, 2023)

4.30*	Debt transfer agreement dated December 31, 2022 between WISeKey International Holding AG and WISeKey Semiconductors SAS (incorporated by reference to Exhibit 10.30 to the Company’s Registration Statement on Form F-1 (File No. 333-269710) filed with the SEC on February 10, 2023)

4.31*	F Share Option Agreement, dated March 10, 2023, by and between SEALSQ and Carlos Moreira (incorporated by reference to Exhibit 10.31 to the Company’s Pre-Effective Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-269710) filed with the SEC on March 10, 2023)

4.32*	F Share Option Agreement, dated March 10, 2023, by and between SEALSQ and Peter Ward (incorporated by reference to Exhibit 10.32 to the Company’s Pre-Effective Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-269710) filed with the SEC on March 10, 2023)

4.33*	Securities Purchase Agreement, dated July 11, 2023, by and among the SEALSQ Corp and L1 Capital Global Opportunities Master Fund Ltd. and Anson Investments Master Fund LP (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K filed with the SEC on July 12, 2023)

4.34*	Registration Rights Agreement, dated July 11, 2023, by and among the SEALSQ Corp and L1 Capital Global Opportunities Master Fund Ltd. and Anson Investments Master Fund LP (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K filed with the SEC on July 12, 2023)

4.35*	Senior Convertible Promissory Note issued to L1 Capital Global Opportunities Master Fund Ltd., dated July 11, 2023 (incorporated by reference to Exhibit 10.35 to the Company’s Registration Statement on Form F-1 (File No. 333-276877) filed with the SEC on February 5, 2024).

4.36*	Senior Convertible Promissory Note issued to Anson Investments Master Fund LP, dated July 11, 2023 (incorporated by reference to Exhibit 10.36 to the Company’s Registration Statement on Form F-1 (File No. 333-276877) filed with the SEC on February 5, 2024).

4.37*	Ordinary Shares Purchase Warrant issued to L1 Capital Global Opportunities Master Fund Ltd., dated July 11, 2023 (incorporated by reference to Exhibit 10.37 to the Company’s Registration Statement on Form F-1 (File No. 333-276877) filed with the SEC on February 5, 2024).

4.38*	Ordinary Shares Purchase Warrant issued to Anson Investments Master Fund LP, dated July 11, 2023 (incorporated by reference to Exhibit 10.38 to the Company’s Registration Statement on Form F-1 (File No. 333-276877) filed with the SEC on February 5, 2024).

4.39*	Amendment to Securities Purchase Agreement, dated January 9, 2024, by and among the SEALSQ Corp and L1 Capital Global Opportunities Master Fund Ltd. and Anson Investments Master Fund LP (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K filed with the SEC on January 12, 2024)

4.40*	Senior Convertible Promissory Note issued to L1 Capital Global Opportunities Master Fund Ltd., dated January 9, 2024 (incorporated by reference to Exhibit 10.40 to the Company’s Registration Statement on Form F-1 (File No. 333-276877) filed with the SEC on February 5, 2024).

4.41*	Senior Convertible Promissory Note issued to Anson Investments Master Fund LP, dated January 9, 2024 (incorporated by reference to Exhibit 10.41 to the Company’s Registration Statement on Form F-1 (File No. 333-276877) filed with the SEC on February 5, 2024).

4.42*	Ordinary Shares Purchase Warrant issued to L1 Capital Global Opportunities Master Fund Ltd., dated January 9, 2024 (incorporated by reference to Exhibit 10.42 to the Company’s Registration Statement on Form F-1 (File No. 333-276877) filed with the SEC on February 5, 2024).

4.43*	Ordinary Shares Purchase Warrant issued to Anson Investments Master Fund LP, dated January 9, 2024 (incorporated by reference to Exhibit 10.43 to the Company’s Registration Statement on Form F-1 (File No. 333-276877) filed with the SEC on February 5, 2024).

4.44	Memorandum of Understanding dated July 27, 2022, between Cisco Systems, Inc. and WISeKey Semiconductors SAS

4.45	Amendment No.1 dated December 20, 2022, between Cisco Systems, Inc. and WISeKey Semiconductors SAS, of the Memorandum of Understanding dated July 27, 2023, between Cisco Systems, Inc. and WISeKey Semiconductors SAS

4.46*	Amendment to Securities Purchase Agreement, dated March 1, 2024, by and among the SEALSQ Corp and L1 Capital Global Opportunities Master Fund Ltd. and Anson Investments Master Fund LP (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K filed with the SEC on March 4, 2024)

4.47	Senior Convertible Promissory Note issued to L1 Capital Global Opportunities Master Fund Ltd., dated January 9, 2024

4.48	Senior Convertible Promissory Note issued to Anson Investments Master Fund LP, dated January 9, 2024

4.49	Ordinary Shares Purchase Warrant issued to L1 Capital Global Opportunities Master Fund Ltd., dated January 9, 2024

4.50	Ordinary Shares Purchase Warrant issued to Anson Investments Master Fund LP, dated January 9, 2024

8.1*	Subsidiaries of SEALSQ Corp (incorporated by reference to Exhibit 21.1 to the Company’s Registration Statement on Form F-1 (File No. 333-276877) filed with the SEC on February 5, 2024).

12.1	Certification of Carlos Moreira, Chief Executive Officer of SEALSQ Corp, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of John O’Hara, Chief Financial Officer of SEALSQ Corp, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Carlos Moreira, Chief Executive Officer of SEALSQ Corp, pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of John O’Hara, Chief Financial Officer of SEALSQ Corp, pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

97.1	SEALSQ Clawback Policy

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Previously filed
(1)	Portions of this exhibit have been omitted.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing of Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SEALSQ CORP
By:	/s/ Carlos Moreira	/s/ John O’Hara
	Carlos Moreira	John O’Hara
	Chief Executive Officer	CFO

Date: March 21, 2024

SEALSQ Consolidated Financial Statements

for Years Ended December 31, 2023, 2022 and 2021

Phone +41 44 444 35 55 www.bdo.ch	BDO Ltd Schiffbaustrasse 2 8031 Zurich

1.	Report of the Independent Registered Public Accounting Firm (BDO Ltd; Zurich, Switzerland; PCAOB ID# 5988)

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

SEALSQ CORP.

VG 1110

British Virgin Islands

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of SEALSQ CORP (the "Company") as of December 31, 2023, the related consolidated statements of comprehensive income/(loss), of changes in stockholders’ equity, and cash flows for the years ended December 31, 2023 and December 31, 2021 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2021, and the results of its operations and its cash flows for the year ended December 31, 2023 and December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Zurich, Switzerland, March 21, 2024

BDO Ltd.

/s/ Philipp Kegele	/s/ Thomas Richard de Ferrars
Philipp Kegele	ppa. Thomas Richard de Ferrars

We have served as the Company's auditor in 2021 and since 2023.

BDO Ltd, a limited company under Swiss law, incorporated in Zurich, forms part of the international BDO Network of independent member firms.

Tél. : 04 72 61 05 76 www.bdo.fr	28 rue de la République 69002 LYON	BDO Ltd Rte. De Meyrin 123 Case postale 150 1215 Genève 15

2.	Report of the Independent Registered Public Accounting Firm (BDO Rhône Alpes; Lyon, France; PCAOB ID# 3340)

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

WISeKey Semiconductors SAS (SEALSQ Corp Predecessor) -Meyreuil - FRANCE

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of WISeKey Semiconductors SAS Group (SEALSQ Corp Predecessor) as of December 31, 2022, the related consolidated statements of comprehensive income/loss, stockholders’ equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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
Société d’Expertise Comptable inscrite au Tableau de l’Ordre de la Région AURA
Société de Commissaires aux Comptes Compagnie Régionale Dauphiné Savoie

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2023

3.	Consolidated Statements of Comprehensive Income / (Loss)

	12 months ended December 31,			Note ref.
USD'000, except earnings per share	2023	2022	2021

Net sales	30,058	23,198	16,995	25
Cost of sales	(15,589)	(13,267)	(9,547)
Depreciation of production assets	(420)	(132)	(301)
Gross profit	14,049	9,799	7,147

Other operating income	48	2,007	91	26
Research & development expenses	(3,946)	(2,308)	(3,050)
Selling & marketing expenses	(5,648)	(3,824)	(4,245)
General & administrative expenses	(8,644)	(3,091)	(4,984)
Total operating expenses	(18,190)	(7,216)	(12,188)
Operating (loss) / income	(4,141)	2,583	(5,041)

Non-operating income	2,442	935	483	28
Interest and amortization of debt discount	(689)	(355)	(167)	19&20
Non-operating expenses	(655)	(638)	(96)	29
(Loss) / income before income tax expense	(3,043)	2,525	(4,821)

Income tax (expense) / income	(225)	3,245	(6)
Net (loss) / income	(3,268)	5,770	(4,827)

Earnings per ordinary share (USD)
Basic	(0.21)	0.41	(0.34)	32
Diluted	(0.21)	0.41	(0.34)	32

Earnings per F share (USD)
Basic	(1.07)	2.04	(1.71)	32
Diluted	(1.07)	2.04	(1.71)	32

Other comprehensive income / (loss), net of tax:
Foreign currency translation adjustments	(2)	(15)	(8)
Defined benefit pension plans:				21
Net gain / (loss) arising during period	11	170	142
Other comprehensive income / (loss)	9	155	134
Comprehensive (loss) / income	(3,259)	5,925	(4,693)

The accompanying notes are an integral part of these consolidated financial statements.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2023

4.	Consolidated Balance Sheets

	As at December 31,	As at December 31,	Note ref.
USD'000, except par value	2023	2022
ASSETS
Current assets
Cash and cash equivalents	6,895	4,057	8
Accounts receivable, net of allowance for doubtful accounts	5,053	2,219	9
Inventories	5,231	7,510	10
Prepaid expenses	605	394
Government Assistance	1,718	692	12
Other current assets	765	1,252	11
Total current assets	20,267	16,124

Noncurrent assets
Deferred income tax assets	3,077	3,296	30
Government Assistance	1,718	692	12
Property, plant and equipment, net of accumulated depreciation	3,230	782	13
Intangible assets, net of accumulated amortization	-	1	14
Operating lease right-of-use assets	1,278	1,379	15
Other noncurrent assets	83	77	16
Total noncurrent assets	7,668	5,535
TOTAL ASSETS	27,935	21,659

LIABILITIES
Current Liabilities
Accounts payable	6,963	6,735	17
Indebtedness to related parties, current	1,278	3,374	20
Current portion of obligations under operating lease liabilities	336	324	15
Income tax payable	2	47
Other current liabilities	138	148	18
Total current liabilities	8,717	10,628

Noncurrent liabilities
Bonds, mortgages and other long-term debt	1,654	1,489	19
Convertible note payable, noncurrent	1,519	-	19
Indebtedness to related parties, noncurrent	9,695	7,946	20
Operating lease liabilities, noncurrent	893	988	15
Employee benefit plan obligation	426	396	21
Total noncurrent liabilities	14,187	10,819
TOTAL LIABILITIES	22,904	21,447

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2023

	As at December 31,	As at December 31,	Note ref.
USD'000, except par value	2023	2022

Commitments and contingent liabilities			22

SHAREHOLDERS' EQUITY
Common stock - Ordinary shares	154	75	23
Par value - USD 0.01
Authorized - 200,000,000 and 200,000,000
Issued and outstanding - 15,446,807 and 7,501,400
Common stock - F shares	75	75	23
Par value - USD 0.05
Authorized - 10,000,000 and 10,000,000
Issued and outstanding - 1,499,700 and 1,499,700
Additional paid-in capital	24,730	16,731
Accumulated other comprehensive income / (loss)	784	775	24
Accumulated deficit	(20,712)	(17,444)
Total shareholders' equity	5,031	212
TOTAL LIABILITIES AND EQUITY	27,935	21,659

The accompanying notes are an integral part of these consolidated financial statements.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2023

5.	Consolidated Statements of Changes in Shareholders’ Equity

USD'000, except share numbers	Number of ordinary shares	Number of F shares	Share Capital	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income / (loss)		Total equity (deficit)	Note ref.
As at December 31, 2021	6,610,293	1,499,700	141	8,889	(23,214)	621		(13,563)
Recapitalization by WISeKey International Holding Ltd	891	-	9	7,339	-	-		7,348
LT loan debt discount	-	-	-	511	-	-		511	19
Indebtedness to related parties	-	-	-	(8)	-	-		(8)	20
Comprehensive income / (loss)	-	-	-	-	5,770	155	(a)	5,925
As at December 31, 2022	7,501,400	1,499,700	150	16,731	(17,444)	775		212
Reverse recapitalization	100	-	-	(188)	-	-		(188)	7
L1 Facility	3,940,630	-	39	3,854	-	-		3,893	19
Anson Facility	4,004,677	-	40	4,124	-	-		4,164	19
Indebtedness to related parties	-	-	-	209	-	-		209	20
Comprehensive income / (loss)	-	-	-	-	(3,268)	9		(3,259)
As at December 31, 2023	15,446,807	1,499,700	229	24,730	(20,712)	784		5,031

(a) Adjusted for rounding

The accompanying notes are an integral part of these consolidated financial statements.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2023

6.	Consolidated Statements of Cash Flows

	12 months ended December 31,
USD'000	2023	2022	2021

Cash Flows from operating activities:
Net income / (loss)	(3,268)	5,770	(4,827)
Adjustments to reconcile net income to net cash provided by / (used in) operating activities:
Depreciation of property, plant & equipment	569	404	1,532
Amortization of intangible assets	1	4	5
Write-off gain	(2,240)	-	-
Interest and amortization of debt discount	689	355	167
Inventory valuation allowance	594	554	462
Income tax expense / (recovery) net of cash paid	225	(3,250)	6
Other non cash expenses /(income)
Expenses settled in equity	153	-	-
Expenses accrued under noncurrent liabilities	-	882	-
Unrealized and non cash foreign currency transactions	112	-	-
Changes in operating assets and liabilities, net of effects of businesses acquired / divested
Decrease (increase) in accounts receivables	(2,834)	387	(400)
Decrease (increase) in inventories	2,319	(5,354)	(698)
Decrease (increase) in other current assets and prepaids, net	275	(778)	172
Decrease (increase) in deferred research & development tax credits, net	(1,026)	154	464
Decrease (increase) in other noncurrent assets, net	(6)	5	4
Increase (decrease) in accounts payable	39	(521)	522
Increase (decrease) in deferred revenue, current	-	-	(150)
Increase (decrease) in income tax payable	(45)	44	3
Increase (decrease) in other current liabilities	(10)	(31)	(413)
Increase (decrease) in defined benefit pension liability	31	(179)	(440)
Increase (decrease) in interest owed to related parties	35	164	(54)
Increase (decrease) in net balance owed to related parties, excluding debt and interest on debt	1,347	1,836	281
Net cash provided by / (used in) operating activities	(3,040)	446	(3,364)

Cash Flows from investing activities:
Sale / (acquisition) of property, plant and equipment	(3,021)	(299)	(36)
Net cash provided by / (used in) investing activities	(3,021)	(299)	(36)

Cash Flows from financing activities:
Proceeds from debt	-	1,750	3,464
Payments of debt issue costs	(680)	-	-
Proceeds from convertible loan issuance	9,600	-	-
Net cash provided by / (used in) financing activities	8,920	1,750	3,464

Effect of exchange rate changes on cash and cash equivalents	(21)	96	170

Cash and cash equivalents
Net increase / (decrease) during the period	2,838	1,993	234
Balance, beginning of period	4,057	2,064	1,830
Cash and cash equivalents balance, end of period	6,895	4,057	2,064

Supplemental cash flow information
Cash paid for income tax	-	4	-
Noncash conversion of convertible loans into common stock	8,175	-	-
Recapitalization by WISeKey International Holding Ltd	-	7,348	-
ROU assets obtained from operating lease	65	56	33

The accompanying notes are an integral part of these consolidated financial statements.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2023

7.	Notes to the Consolidated Financial Statements

Note  1.      The SEALSQ Group

SEALSQ Corp, together with its consolidated subsidiaries (“SEALSQ” or the “Group” or the “SEALSQ Group”), has its headquarters in Tortola, British Virgin Islands (BVI). SEALSQ Corp, the parent of the SEALSQ Group, was incorporated in April 2022 and is listed on the NASDAQ Capital Market exchange with the valor symbol “LAES” since May 23, 2023.

On January 1, 2023, SEALSQ Corp acquired WISeKey Semiconductors SAS, a private joint stock company (French Simplified Joint Stock Company), and its subsidiaries. Prior to that acquisition, SEALSQ did not have any operations. As further described in the notes below, the acquisition qualified as a reverse recapitalization.

SEALSQ designs, develops and markets secure semiconductors worldwide as a fabless manufacturer. It provides added security and authentication layers on its semiconductors which can be tailored to customers’ needs. As an advanced chip designer, the Group holds the intellectual property (IP) for the semiconductors it sells.

SEALSQ is also accredited as a Product Attestation Authority (PAA) and, as such, can issue MATTER Device Attestation Certificates (DAC).

The Group anticipates being able to generate profits in the near future thanks to the increased focus on the security and authentication of IT components and networks.

Note  2.      Future operations and going concern

The Group recorded a loss from operations in this reporting period and the accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern.

The Group incurred a net operating loss of USD 4.1 million in the year 2023 and had positive working capital of USD 9.8 million as at December 31, 2023, calculated as the difference between current assets and current liabilities. Based on the Group’s cash projections up to March 31, 2025, SEALSQ has sufficient liquidity to fund operations.

We note that, historically, the Group has been dependent on financing from its parent, WISeKey International Holding Ltd or other investors, to augment the operating cash flow to cover its cash requirements.

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

Reverse Recapitalization

On January 1, 2023, SEALSQ Corp, then a so-called empty shell private company with no operating activities that was not considered a business under US GAAP standards, acquired WISeKey Semiconductors SAS, a private operating company, and its affiliates. Before this acquisition, both companies were wholly owned by WISeKey International Holding Ltd (“WISeKey”) therefore the combination of SEALSQ and WISeKey Semiconductors SAS is a transaction under common control in line with ASC 805-50. The combination was accounted for as a reverse acquisition in line with ASC 805-40 (Reverse Acquisitions). This transaction being a capital transaction in substance, it qualifies as a reverse acquisition that is considered a recapitalization under common control whereby SEALSQ Corp is the legal acquirer and accounting acquiree, whereas WISeKey Semiconductors SAS is the legal acquiree and accounting acquirer. In accordance with ASC 805-40, the consolidated financial statements are therefore issued by the legal parent, SEALSQ Corp, but are considered to be the continuation of the financial statements of the legal subsidiary, WISeKey Semiconductors SAS.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2023

In line with ASC 805-50 in relation to transactions under common control, comparative information in SEALSQ’s consolidated financial statements assume the transaction occurred on the date when SEALSQ was formed on April 1, 2022. The assets and liabilities of the accounting acquiree, SEALSQ Corp, have been consolidated from April 1, 2022. The transaction being under common control, the assets and liabilities of SEALSQ were initially measured at their carrying amounts in the accounts of WISeKey, in line with ASC 805-50-30-3. No goodwill arose as a result of the transaction. The consolidated statement of comprehensive losses includes the results of SEALSQ Corp from April 1, 2022.

The newly formed company was then listed on the Nasdaq stock exchange on May 23, 2023 through a spin-off by WISeKey of 20% of the ordinary share capital.

Note  4.      Summary of significant accounting policies

Fiscal Year

The Group’s fiscal year ends on December 31.

Principles of Consolidation

The consolidated financial statements include the accounts of SEALSQ Corp and its wholly owned subsidiaries over which the Group has control.

Intercompany income and expenses, including unrealized gross profits from internal group transactions and intercompany receivables, payables and loans, have been eliminated.

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

Our most critical accounting estimates include:

-	Inventory Valuation (see Note 10)

-	Recoverability of deferred tax assets (see Note 30)

-	Revenue recognition (see Note 25)

-	Bonds, mortgages and other long-term debt (see Note 19)

-	Convertible note payable, noncurrent (see Note 19)

-	Indebtedness to related parties (see Note 20)

Fair Value of Financial Instruments

The Group’s financial instruments are primarily composed of cash and cash equivalents, accounts receivable, accounts payable and other current liabilities, other liabilities, and debt obligations.

Fair value is the price that would be received to sell an asset or the amount paid to transfer a liability, also referred to as the “exit price,” in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In instances in which the inputs used to measure fair value fall into different levels of the fair value hierarchy, as described in Note 6, the fair value measurement classification is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Management’s assessment of the significance of a particular item to the fair value measurement in its entirety requires judgment, including the consideration of inputs specific to the asset or liability.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2023

Fair values of financial instruments are estimated using public market prices, quotes from financial institutions and other available information. Due to their short-term maturity, the carrying amounts of cash and cash equivalents, accounts receivable and contract assets, accounts payable and other current liabilities approximate their fair values, and management also believes that the carrying values of notes and other receivables and outstanding balances on the Group’s credit and term loan facilities approximate their fair values, based on their specific asset and/or liability characteristics, including having terms consistent with current market conditions. The fair value of convertible note payable is calculated based on the present value of the future cash flows as of the reporting date.

Foreign Currency

The functional currency of SEALSQ Corp is USD.

In general, the functional currency of a foreign operation is the local currency. Assets and liabilities recorded in foreign currencies are translated at the exchange rate on the balance sheet date. Revenue and expenses are translated at average rates of exchange prevailing during the year. The effects of foreign currency translation adjustments are included in stockholders’ equity as a component of accumulated other comprehensive income / (loss). The Group's reporting currency is USD.

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

Allowance for Credit losses

We recognize an allowance for credit losses to present the net amount of receivables expected to be collected as of the balance sheet date. The allowance is based on the credit losses expected to arise over the asset’s contractual term taking into account historical loss experience, customer-specific data as well as forward-looking estimates. Expected credit losses are estimated individually.

Accounts receivables are written off when deemed uncollectible and are recognized as a deduction from the allowance for credit losses. Expected recoveries, which are not to exceed the amount previously written off, are considered in determining the allowance balance at the balance sheet date.

Inventories

Inventories are stated at the lower of cost or net realizable value. Costs are calculated using standard costs, approximating average costs. Finished goods and work-in-progress inventories include material, labor and manufacturing overhead costs. The Group records an inventory valuation allowance based on an analysis of physical deterioration, obsolescence or a comparison to the anticipated demand or market value based on a consideration of marketability and product maturity, demand forecasts, historical trends and assumptions about future demand and market conditions.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method based on estimated useful lives which range from 1 to 5 years. Leasehold improvements are amortized over the lesser of the estimated useful lives of the improvements or the lease terms, as appropriate. Property, plant and equipment are periodically reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

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

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2023

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

Contract Assets

Contract assets consist of accrued revenue where the Group has fulfilled its performance obligation towards the customer but the corresponding invoice has not yet been issued. Upon invoicing, the asset is reclassified to trade accounts receivable until payment.

Deferred Revenue

Deferred revenue consists of amounts that have been invoiced and paid but have not been recognized as revenue. Deferred revenue that will be realized during the succeeding 12-month period is recorded as current and the remaining deferred revenue recorded as non current. This would relate to multi-year certificates or licenses.

Contract Liability

Contract liability consists of either:

-	amounts that have been invoiced and not yet paid, nor recognized as revenue. Upon payment, the liability is reclassified to deferred revenue if the amounts still have not been recognized as revenue. Contract liability that will be realized during the succeeding 12-month period is recorded as current and the remaining contract liability recorded as non-current. This would relate to multi-year certificates or licenses.

-	advances from customers not supported by invoices.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2023

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

Pension Plan

In the year 2023, the Group maintained one defined benefit post-retirement plans covering the French employees of WISeKey Semiconductors SAS.

In accordance with ASC 715-30, Defined Benefit Plans – Pension, the Group recognizes the funded status of the plan in the balance sheet. Actuarial gains and losses are recorded in accumulated other comprehensive income / (loss).

Stock-Based Compensation

Stock-based compensation costs are recognized in earnings using the fair-value based method for all awards granted. Fair values of options and awards granted are estimated using a Black-Scholes option pricing model. The model’s input assumptions are determined based on available internal and external data sources. The risk-free rate used in the model is based on the Swiss treasury rate for the expected contractual term. Expected volatility is based on historical volatility of SEALSQ Shares.

Compensation costs for unvested stock options and awards are recognized in earnings over the requisite service period based on the fair value of those options and awards at the grant date.

Nonemployee share-based payment transactions are measured by estimating the fair value of the equity instruments that an entity is obligated to issue and the measurement date will be consistent with the measurement date for employee share-based payment awards (i.e., grant date for equity-classified awards).

Litigation and Contingencies

Should legal proceedings and tax matters arise, due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions. Management assesses the probability of loss for such contingencies and accrues liability and/or discloses the relevant circumstances, as appropriate.

Income Taxes

Taxes on income are accrued in the same period as the income and expenses to which they relate.

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

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2023

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

Government Assistance - Research Tax Credits

Research tax credits are provided by the French government to give incentives for companies to perform technical and scientific research. WISeKey Semiconductors SAS is eligible to receive such tax credits.

These research tax credits are presented as a reduction of research & development expenses in the income statement when companies that have qualifying expenses can receive such grants in the form of a tax credit irrespective of taxes ever paid or ever to be paid, the corresponding research and development efforts have been completed and the supporting documentation is available. The credit is deductible from the entity’s income tax charge for the year or payable in cash the following year, whichever event occurs first. The tax credit is therefore considered to be a refundable R&D tax credit which is s not within the scope of the income tax standard (ASC 740). It is included in current assets under government assistance in the balance sheet in line with ASC 832.

Earnings per Share

Basic earnings per share are calculated using the two-class method required for companies with multiple classes of common stock. The two-class method determines net earnings per common share for each class of common stock according to dividends declared or accumulated and participation rights in distributed and undistributed earnings or losses. The two-class method requires income available to common stockholders for the period to be allocated between each class of common stock based upon their respective rights to receive dividends as if all income for the period had been distributed.

For SEALSQ, the dividend rights of the holders of ordinary shares and F shares (collectively, the “common stock”) differ. The dividend rights of an F share are five times greater than the dividend rights of an ordinary share. Undistributed earnings are allocated to the classes of common stock proportionately to their dividend rights and the resulting net results per share will, therefore, vary for each class of common stock. In line with ASC 260-10-45, the Group has presented the net earnings attributed to its common stock for each class of common stock. The earnings per share calculation is based on the weighted average number of shares in issue of each class.

When the effects are not antidilutive, diluted earnings per share is calculated using the weighted-average outstanding common shares and the dilutive effect of stock options as determined under the treasury stock method.

Segment Reporting

Our chief operating decision maker, who is also our Chief Executive Officer, regularly reviews information related to one operating segment, secure microcontrollers, for purposes of allocating resources and assessing budgets and performance. We report our financial performance based on this segment structure in Note 31.

Comprehensive Income / (Loss)

Comprehensive income includes net income and other comprehensive income ("OCI"). Other comprehensive income consists of revenues, expenses, gains, and losses to be included in comprehensive income but excluded from net income as listed in ASC 220-10-45-10A.

In line with ASC 220 (Income Statement - Reporting Comprehensive Income), we have elected to report comprehensive income in a single continuous financial statement with two sections: net income and other comprehensive income.

We present each of the components of other comprehensive income separately, based on their nature, in the statement of comprehensive income.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2023

Recent Accounting Pronouncements

Adoption of new FASB Accounting Standard in the current year – Prior-Year Financial Statements not restated:

As of January 1, 2023, the Group adopted Accounting Standards Update (ASU) 2021-08, Business Combinations (topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers.

ASU 2021-08 amends ASC 805 to “require acquiring entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination.” Under current GAAP, an acquirer generally recognizes such items at fair value on the acquisition date. ASU 2021-08 requires contract assets and contract liabilities acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with ASC 606 (meaning the acquirer should assume it has entered the original contract at the same date and using the same terms as the acquiree). This new ASU applies to contract assets and contract liabilities acquired in a business combination and to other contracts that directly/indirectly apply the requirements of ASC 606.

There was no impact on the Group's results upon adoption of the standard.

The group also adopted Accounting Standards Update (ASU) 2022-02, Financial instruments – Credit Losses (Topic 326) Troubled Debt Restructuring and Vintage Disclosures.

ASU 2022-02 eliminates troubled debt restructuring guidance for organizations that adopted the amendments in ASU 2016-13 while providing for additional disclosures for loan modifications. It eliminates guidance for troubled debt restructuring by creditors. In addition to the elimination of TDR guidance, an entity that has adopted ASU 2022-02 no longer considers renewals, modifications, and extensions that result from reasonably expected TDRs in their calculation of the allowance for credit losses in accordance with ASC 326-20. Additionally, ASU 2022-02 enhances disclosure requirements for certain loan modifications by creditors for borrowers experiencing financial difficulty. ASU 2022-02 also amends the vintage disclosure guidance for public business entities.

There was no impact on the Group's results upon adoption of the standard.

New FASB Accounting Standard to be adopted in the future:

In March 2023, The FASB issued ASU No. 2023-01, Leases (Topic 842): Common Control Arrangements, which requires all companies to amortize leasehold improvements associated with common control leases over the asset’s useful life to the common control group regardless of the lease term.

Summary: The amendments allow a private company to elect to account for a common control leasing arrangement using the written terms and conditions without having to determine if those terms and conditions are legally enforceable. If the terms of the arrangement are not in writing, then the entity would apply existing guidance to determine the legally enforceable terms and conditions of the arrangement. The amendments also require leasehold improvements associated with leases between entities under common control to be amortized over the useful life of the improvements until the lessee ceases to control the use of the underlying asset through a lease, at which time the remaining value of the leasehold improvement would be accounted for as a transfer between entities under common control.

Effective Date: ASU 2023-01 is effective for public business entities for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. An entity should apply the amendments prospectively to business combinations occurring on or after the effective dates. Early adoption is permitted.

The Group expects to adopt all the aforementioned guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

In October 2023, the FASB issued ASU No 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative, which amends the disclosure or presentation requirements related to various subtopics in the FASB Accounting Standards Codification (the “Codification”).

Summary: This amendment represents a change to clarify or improve disclosure and presentation requirements of a variety of topics. Also, the amendments align the requirements in the codification with the SEC’s regulations.

Effective Date: ASU 2023-06 effective date for entities subject to SEC disclosure requirements will be the same as the SEC’s effective date to remove the related disclosure from Regulation S-X and Regulation S-K. Each amendment will be effective for all other entities two years later. Entities must adopt all amendments prospectively, and early adoption is prohibited. If by June 30, 2027, the SEC has not removed the existing disclosure requirement from Regulations S-X or S-K, the corresponding disclosure pending requirement will be removed from the Codification and will not become effective.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2023

The Group expects to adopt all the aforementioned guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

In November 2023, the FASB issued ASU No 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which enhances current segment disclosures and requires additional disclosures of significant segment expenses.

Summary: The amendments improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements.

Effective Date: ASU 2023-07 is effective for public business entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted.

The Group expects to adopt all the aforementioned guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which establishes new income tax disclosure requirements in addition to modifying and eliminating certain existing requirements.

Summary: The intent of this standard is to enhance the decision usefulness of income tax disclosures. The standard applies to all entities subject to ASC Topic 740, Income Taxes. In addition, entities will be required to disclose the amount of income taxes paid (net of refunds received) disaggregated by federal, state, and foreign taxes. They will also disclose the amount of income taxes paid (net of refunds) disaggregated by individual jurisdictions in which income taxes paid is equal to or greater than five percent of total income taxes paid. The standard also outlines additional disclosure requirements for all entities and specific updates for public business entities.

Effective Date: ASU 2023-09 is effective for public business entities for fiscal years beginning after December 15, 2024. Early adoption is permitted.

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

The Group sells to large, international customers and, as a result, may maintain individually significant trade accounts receivable balances with such customers during the year. We generally do not require collateral on trade accounts receivable. Summarized below are the clients whose revenue were 10% or higher than the respective total consolidated net sales for the 12 months to December 31, 2023, 2022 or 2021, and the clients whose trade accounts receivable balances were 10% or higher than the respective total consolidated trade accounts receivable balance as at December 31, 2023 and December 31, 2022. In addition, we note that some of our clients are contract manufacturers for the same companies; should these companies reduce their operations or change contract manufacturers, this would cause a decrease in our customer orders which would adversely affect our operating results.

	Revenue concentration (% of total net sales)			Receivables concentration (% of total accounts receivable)
	12 months ended December 31,			As at December 31,
	2023	2022	2021	2023	2022
Multinational electronics contract manufacturing company	15%	16%	13%	15%	34%
Multinational telecommunication & hardware manufacturing company	4%	5%	5%	12%	7%
International digital security company	12%	10%	0%	0%	6%
International software services provider	8%	6%	5%	14%	4%
International computer and hardware manufacturer	5%	3%	2%	12%	2%
International equipment and software manufacturer	6%	6%	10%	19%	12%

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2023

Note  6.      Fair value measurements

ASC 820 establishes a three-tier fair value hierarchy for measuring financial instruments, which prioritizes the inputs used in measuring fair value. These tiers include:

•	Level 1, defined as observable inputs such as quoted prices in active markets;

•	Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

•	Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

	As at December 31, 2023		As at December 31, 2022		Fair value level
USD'000	Carrying amount	Fair value	Carrying amount	Fair value		Note ref.
Nonrecurring fair value measurements
Accounts receivable	5,053	5,053	2,219	2,219	3	9
Accounts payable	6,963	6,963	6,735	6,735	3	17
Indebtedness to related parties, current	1,278	1,278	3,374	3,374	3	20
Bonds, mortgages and other long-term debt	1,654	1,654	1,489	1,489	3	19
Convertible note payable, noncurrent	1,519	1,846	-	-	3	19
Indebtedness to related parties, noncurrent	9,695	9,695	7,946	7,946	3	20

In addition to the methods and assumptions we use to record the fair value of financial instruments as discussed in the Fair Value Measurements section above, we used the following methods and assumptions to estimate the fair value of our financial instruments:

-	Accounts receivable – carrying amount approximated fair value due to their short-term nature.

-	Accounts payable – carrying amount approximated fair value due to their short-term nature.

-	Indebtedness to related parties, current – carrying amount approximated fair value.

-	Bonds, mortgages and other long-term debt - carrying amount approximated fair value.

-	Convertible note payable, noncurrent – fair value is calculated based on the present value of the future cash flows as of the reporting date.

-	Indebtedness to related parties, noncurrent - carrying amount approximated fair value.

Note  7.      Business combination

Reverse Recapitalization

On January 1, 2023, SEALSQ Corp, then a so-called empty shell private company with no operating activities that was not considered a business under US GAAP standards, acquired WISeKey Semiconductors SAS, a private operating company, and its affiliates. Before this acquisition, both companies were wholly owned by WISeKey therefore the combination of SEALSQ and WISeKey Semiconductors SAS is a transaction under common control in line with ASC 805-50. The combination was accounted for as a reverse acquisition in line with ASC 805-40 (Reverse Acquisitions). This transaction being a capital transaction in substance, it qualifies as a reverse acquisition that is considered a recapitalization under common control whereby SEALSQ Corp is the legal acquirer and accounting acquiree, whereas WISeKey Semiconductors SAS is the legal acquiree and accounting acquirer. In accordance with ASC 805-40 (Reverse acquisition), the consolidated financial statements are therefore issued by the legal parent, SEALSQ Corp, but are considered to be the continuation of the financial statements of the legal subsidiary, WISeKey Semiconductors SAS.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2023

In line with ASC 805-50 in relation to transactions under common control, comparative information in SEALSQ’s consolidated financial statements assume the transaction occurred on the date when SEALSQ was formed on April 1, 2022. The assets and liabilities of the accounting acquiree, SEALSQ Corp, have been consolidated from April 1, 2022. The transaction being under common control, the assets and liabilities of SEALSQ were initially measured at their carrying amounts in the accounts of WISeKey, in line with ASC 805-50-30-3. No goodwill arose as a result of the transaction. The consolidated statement of comprehensive income / (loss) includes the results of SEALSQ Corp from April 1, 2022.

The major classes of assets and liabilities acquired by the accounting acquirer, WISeKey Semiconductors SAS, are as follows:

SEALSQ Corp
USD'000	As at December 31, 2022
ASSETS
TOTAL ASSETS	—

LIABILITIES
Indebtedness to related parties, current	188
Total current liabilities	188
TOTAL LIABILITIES	188

Commitments and contingent liabilities

SHAREHOLDERS' EQUITY
Common stock	—
USD 0.00 par value
Authorized, issued and outstanding - 100 shares
Additional paid-in capital	—
Accumulated deficit	(188)
Total shareholders’ equity	(188)
TOTAL LIABILITIES AND EQUITY	—

The reverse recapitalization resulted in a net debit adjustment to total stock equity of USD 188,027 corresponding to the net assets acquired.

Note  8.      Cash and cash equivalents

Cash consists of deposits held at major banks.

Note  9.      Accounts receivable

The breakdown of the accounts receivable balance is detailed below:

	As at December 31,	As at December 31,
USD'000	2023	2022
Trade accounts receivable	5,103	2,269
Allowance for credit losses	(50)	(50)
Total accounts receivable, net of allowance for credit losses	5,053	2,219

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2023

Note  10.   Inventories

Inventories consisted of the following:

	As at December 31,	As at December 31,
USD'000	2023	2022
Raw materials	1,025	4,523
Work in progress	4,206	2,987
Total inventories	5,231	7,510

In the years ended December 31, 2023, 2022 and 2021, the Group recorded an inventory valuation allowance in the income statement in an amount of respectively USD 220,289, USD 204,211 and USD 57,302 on raw materials, and USD 373,469, USD 349,623 and USD 404,509 on work in progress.

Note  11.   Other current assets

Other current assets consisted of the following:

	As at December 31,	As at December 31,
USD'000	2023	2022
Value-Added Tax receivable	415	224
Advanced payment to suppliers	346	1,025
Deposits, current	4	3
Total other current assets	765	1,252

Note  12.   Government assistance

WISeKey Semiconductors SAS is eligible for research tax credits provided by the French government (see Note 4 Summary of significant accounting policies). As at December 31, 2023 and December 31, 2022, the receivable balances in respect of these research tax credits owed to the Group were respectively USD 1,718,248 and USD 692,314. The credit is deductible from the entity’s income tax charge for the year or payable in cash the following year, whichever event occurs first. However, due to administrative delays, the R&D tax credit due at December 31, 2022 was not paid in full in 2023, therefore the balance as at December 31, 2023 is the aggregate of USD 1,052,514 (at closing rate) tax credit earned in relation to the year 2023 and USD 665,734 (at closing rate) in relation to prior periods. Refundable R&D tax credits are considered to be government assistance in line with ASC 832.

Note  13.   Property, plant and equipment

Property, plant and equipment, net consisted of the following.

	As at December 31,	As at December 31,
USD'000	2023	2022
Machinery & equipment	13,275	10,410
Office equipment and furniture	2,321	2,320
Computer equipment and licences	710	558
Total property, plant and equipment, gross	16,306	13,288

Accumulated depreciation for:
Machinery & equipment	(10,241)	(9,985)
Office equipment and furniture	(2,279)	(2,028)
Computer equipment and licences	(556)	(493)
Total accumulated depreciation	(13,076)	(12,506)
Total property, plant and equipment, net	3,230	782
Depreciation charge for the year	569	404

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2023

In the years ended December 31, 2023 and 2022, SEALSQ Corp did not identify any events or changes in circumstances indicating that the carrying amount of any asset may not be recoverable. As a result, the Group did not record any impairment charge on property, plant and equipment in the years ended December 31, 2023 and 2022.

The useful economic life of property plant and equipment is as follows:

•	Office equipment and furniture:	2 to 5 years

•	Production masks	5 years

•	Production tools	3 years

•	Licenses	3 years

•	Software	1 year

Note  14.   Intangible assets

Intangible assets consisted of the following:

	As at December 31,	As at December 31,
USD'000	2023	2022
Intangible assets subject to amortization:
Patents	2,281	2,281
License agreements	1,699	1,699
Other intangibles	923	923
Total intangible assets, gross	4,903	4,903
Accumulated amortization for:
Patents	(2,281)	(2,281)
License agreements	(1,699)	(1,698)
Other intangibles	(923)	(923)
Total accumulated amortization	(4,903)	(4,902)
Total intangible assets subject to amortization, net	—	1
Total intangible assets, net	—	1
Amortization charge for the year	1	4

The useful economic life of intangible assets is as follows:

•	Patents:	5 to 10 years

•	License agreements:	1 to 3 years

•	Other intangibles:	5 years

Note  15.   Leases

The Group has historically entered into a number of lease arrangements under which it is the lessee. As at December 31, 2023, the SEALSQ Group holds four operating leases. The operating leases relate to premises. We do not sublease. All of our operating leases include multiple optional renewal periods which are not reasonably certain to be exercised.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2023

During the years 2023, 2022 and 2021 we recognized rent expenses associated with our leases as follows:

	12 months ended December 31,	12 months ended December 31,	12 months ended December 31,
USD'000	2023	2022	2021
Operating lease cost:
Fixed rent expense	329	332	378
Short-term lease cost	—	—	3
Net lease cost	329	332	381
Lease cost - Cost of sales	—	—	—
Lease cost - General & administrative expenses	329	332	381
Net lease cost	329	332	381

In the years 2023 and 2022, we had the following cash and non-cash activities associated with our leases:

	As at December 31,	As at December 31,	As at December 31,
USD'000	2023	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	314	328	380
Non-cash investing and financing activities:
Net lease cost	329	332	381
Additions to ROU assets obtained from:
New operating lease liabilities	66	56	33

The following table provides the details of right-of-use assets and lease liabilities as of December 31, 2023:

As at December 31, 2023
USD'000
Right-of-use assets:
Operating leases	1,278
Total right-of-use assets	1,278
Lease liabilities:
Operating leases	1,229
Total lease liabilities	1,229

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2023

As at December 31, 2023, future minimum annual lease payments were as follows, which corresponds to the future minimum lease payments under legacy ASC 840 in line with ASU 2018-11.

Year (USD’000)	Operating	Short-term	Finance	Total
2024	336	—	—	336
2025	311	—	—	311
2026	307	—	—	307
2027	307	—	—	307
2028 and beyond	168	—	—	168
Total future minimum operating and short-term lease payments	1,429	—	—	1,429
Less effects of discounting	(200)	—	—	(200)
Lease liabilities recognized	1,229	—	—	1,229

As of December 31, 2023 the weighted-average remaining lease term was 4.49 years for operating leases.

For our operating leases, we calculated an estimate rate based upon the estimated incremental borrowing rate of the entity holding the lease. The weighted average discount rate associated with operating leases as of December 31, 2022 was 3.02% and as of December 31, 2023 was 5.45%.

Note  16.   Other noncurrent assets

Other noncurrent assets consisted of noncurrent deposits. Deposits are primarily made up of rental deposits on the premises rented by the Group.

Note  17.   Accounts payable

The accounts payable balance consisted of the following:

	As at December 31,	As at December 31,
USD'000	2023	2022
Trade creditors	3,299	5,001
Accounts payable to shareholders	1,378	—
Accounts payable to underwriters, promoters, and employees	1,150	1,071
Other accounts payable	1,136	663
Total accounts payable	6,963	6,735

Accounts payable to shareholders consist of short-term payables due to WISeKey International Holding Ltd in relation to interest on outstanding loans and the recharge of management services (see Notes 19 and 34).

Accounts payable to underwriters, promoters and employees consist primarily of payable balances to employees in relation to holidays, bonus and 13th month accruals across the Group.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2023

Other accounts payable are mostly accruals of social charges in relation to the accrued liability to employees as well as accruals in relation to non-trade creditors such as various professional fees.

Note  18.   Other current liabilities

Other current liabilities consisted of the following:

	As at December 31,	As at December 31,
USD'000	2023	2022
Other tax payable	13	28
Customer contract liability, current	125	84
Other current liabilities	—	36
Total other current liabilities	138	148

Note  19.   Bonds, mortgages and other long-term debt

Production Capacity Investment Loan Agreement

In November 2022, SEALSQ entered into a loan agreement with a third-party client to borrow funds for the purpose of increasing their production capacity.  Under the terms of the Agreement, the client has lent to SEALSQ a total of USD 2 million. The loan will be reimbursed by way of a volume rebate against future sales volumes of certain products from the SEALSQ Group to the client during the period from July 1, 2023, through to December 31, 2025.  The volume rebate is based upon quarterly sales volumes in excess of a base limit on a yearly projected basis. Any amount still outstanding as at December 31, 2025 shall fall due for repayment on that date.  The loan does not bear any interest and there were no fees or costs attributed to the loan.

At inception in November 2022, a debt discount totaling USD 511,128 was booked to additional paid-in capital.

SEALSQ has not repaid any amount as at December 31, 2022, and no debt discount charge was recorded to the income statement in 2022.

As at December 31, 2022, the loan balance was USD 2 million and the unamortized debt discount balance was USD 511,128, leaving a carrying value of USD 1,488,872.

As of December 31, 2023, SEALSQ has not repaid any amount. The Group recorded a debt discount amortization expense of USD 164,924 in the year 2023. Therefore, as at December 31, 2023, the loan balance remains USD 2 million with an unamortized debt discount balance of USD 346,204, thus leaving a carrying value of USD 1,653,796.

Share Purchase Agreement with L1 Capital Global Opportunities Master Fund

On July 11, 2023, the Group entered into a Securities Purchase Agreement (the “L1 Facility”) with L1 Capital Global Opportunities Master Fund Ltd (“L1”) pursuant to which L1 may enter into a private placement of up to a maximum amount of USD 10 million, divided into two equal tranches, in the form of Senior Unsecured Original Issue 4% Discount Convertible Promissory Notes. The Notes shall have a 24-month maturity and bear interest at a rate of 4% per annum, subject to adjustment. The Notes will be convertible into ordinary shares of SEALSQ, partially or in full, at an initial conversion price equal to the lesser of (i) USD 30 per ordinary share and (ii) 92% of the lowest daily volume weighted average price ("VWAP") of the ordinary shares during the ten trading days immediately preceding the notice of partial or full conversion of the Note, with a floor price of USD 2.50.

Due to L1’s option to convert the loan in part or in full at any time before maturity, the L1 Facility was assessed as a share-settled debt instrument with an embedded put option. In line with ASC 480-10-55-43 and ASC 480-10-55-44, because the value that L1 will predominantly receive at settlement does not vary with the value of the shares, the settlement provision is not considered a conversion option. We assessed the put option under ASC 815 and concluded that it is clearly and closely related to its debt host and therefore did not require bifurcation. Per ASC 480-10-25, the L1 Facility was accounted for as a liability measured at fair value using the discounted cash flow method at inception.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2023

Additionally, per the terms of the L1 Facility, upon each tranche closing under the L1 Facility, SEALSQ will grant L1 the option to acquire ordinary shares of SEALSQ at an initial exercise price of USD 30, which may reset at 120% of the closing VWAP on the six-month anniversary of the tranche closing date. The number of warrants granted at each tranche subscription is calculated as 30% of the principal amount of each tranche divided by the VWAP of the ordinary shares of SEALSQ on the trading day immediately preceding the tranche closing date. Each warrant agreement has a 5-year exercise period starting on the relevant tranche closing date. In line with ASC 470-20-25-2, for each tranche closing, the proceeds from the convertible notes with a detachable warrant were allocated to the two elements based on the relative fair values of the debt instrument without the warrant and of the warrant at time of issuance. When assessed as an equity instrument, the warrant agreement is fair valued at grant using the Black-Scholes model and the market price of the ordinary shares on the tranche closing date. The fair value of the debt is calculated using the discounted cash flow method.

The first tranche of USD 5 million was funded on July 12, 2023, by L1. SEALSQ issued to L1 (i) a Senior Original Issue 4% Discount Convertible Promissory Note of USD 5 million (the “First L1 Note”), convertible into SEALSQ’s ordinary shares, and (ii) 122,908 warrants on the ordinary shares of SEALSQ with a 5-year maturity (the “First Tranche Warrant”). SEALSQ also created a capital reserve of 8,000,000 ordinary shares from its duly authorized ordinary shares for issuance under the First L1 Note and the First Tranche Warrant. Debt issue costs made up of legal expenses totaling USD 114,832 and a commission of USD 250,000 to the placement agent were due upon issuance of the First L1 Note, and a fee of USD 200,000 representing 4% of the principal value of the First L1 Note was paid to L1 at closing.

The First Tranche Warrant was assessed as an equity instrument and was fair valued at grant at an amount of USD 632,976 using the Black-Scholes model and the market price of the ordinary shares of SEALSQ on the date of grant of USD 11.42. The fair value of the debt was calculated using the discounted cash flow method as USD 4,987,363. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 563,112, with the credit entry recorded in additional paid-in capital (“APIC”), and the debt issue costs created a debt discount on the debt host in the amount of USD 323,744 and a debit to APIC of USD 41,088. Including the fee paid to L1, a total debt discount of USD 1,086,856 was recorded against the First L1 Note’s principal amount.

During the year ended December 31, 2023, L1 converted a total of USD 4 million of the First L1 Note, resulting in the delivery of a total of 3,940,630 ordinary shares of SEALSQ. A debt discount charge of USD 210,290 was amortized to the income statement and unamortized debt discounts totaling USD 705,572 were booked to APIC on conversions in line with ASC 470-02-40-4.

As at December 31, 2023, the outstanding L1 Facility available was USD 5 million, the unconverted balance on the First L1 Note was USD 1 million and the unamortized debt discount balance was USD 170,994, hence a carrying value of USD 829,006.

Share Purchase Agreement with Anson Investments Master Fund

On July 11, 2023, the Group entered into a Securities Purchase Agreement (the “Anson Facility”) with Anson Investments Master Fund LP (“Anson”) pursuant to which Anson may enter into a private placement of up to a maximum amount of USD 10 million, divided into two equal tranches, in the form of Senior Unsecured Original Issue 4% Discount Convertible Promissory Notes. The Notes shall have a 24-month maturity and bear interest at a rate of 4% per annum, subject to adjustment. The Notes will be convertible into ordinary shares of SEALSQ, partially or in full, at an initial conversion price equal to the lesser of (i) USD 30 per ordinary share and (ii) 92% of the lowest daily volume weighted average price ("VWAP") of the ordinary shares during the ten trading days immediately preceding the notice of partial or full conversion of the Note, with a floor price of USD 2.50.

Due to Anson’s option to convert the loan in part or in full at any time before maturity, the Anson Facility was assessed as a share-settled debt instrument with an embedded put option. In line with ASC 480-10-55-43 and ASC 480-10-55-44, because the value that Anson will predominantly receive at settlement does not vary with the value of the shares, the settlement provision is not considered a conversion option. We assessed the put option under ASC 815 and concluded that it is clearly and closely related to its debt host and therefore did not require bifurcation. Per ASC 480-10-25, the Anson Facility was accounted for as a liability measured at fair value using the discounted cash flow method at inception.

Additionally, per the terms of the Anson Facility, upon each tranche closing under the Anson Facility, SEALSQ will grant Anson the option to acquire ordinary shares of SEALSQ at an initial exercise price of USD 30, which may reset at 120% of the closing VWAP on the six-month anniversary of the tranche closing date. The number of warrants granted at each tranche subscription is calculated as 30% of the principal amount of each tranche divided by the VWAP of the ordinary shares of SEALSQ on the trading day immediately preceding the tranche closing date. Each warrant agreement has a 5-year exercise period starting on the relevant tranche closing date. In line with ASC 470-20-25-2, for each tranche closing, the proceeds from the convertible notes with a detachable warrant were allocated to the two elements based on the relative fair values of the debt instrument without the warrant and of the warrant at time of issuance. When assessed as an equity instrument, the warrant agreement is fair valued at grant using the Black-Scholes model and the market price of the ordinary shares on the tranche closing date. The fair value of the debt is calculated using the discounted cash flow method.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2023

The first tranche of USD 5 million was funded on July 12, 2023, by Anson. SEALSQ issued to Anson (i) a Senior Original Issue 4% Discount Convertible Promissory Note of USD 5 million (the “First Anson Note”), convertible into SEALSQ’s ordinary shares, and (ii) 122,908 warrants on the ordinary shares of SEALSQ with a 5-year maturity (the “First Tranche Warrant”). SEALSQ also created a capital reserve of 8,000,000 ordinary shares from its duly authorized ordinary shares for issuance under the First Anson Note and the First Tranche Warrant. Debt issue costs made up of legal expenses totaling USD 64,832 and a commission of USD 250,000 to the placement agent were due upon issuance of the First Anson Note, and a fee of USD 200,000 representing 4% of the principal value of the First Anson Note was paid to Anson at closing.

The First Tranche Warrant was assessed as an equity instrument and was fair valued at grant at an amount of USD 632,976 using the Black-Scholes model and the market price of the ordinary shares of SEALSQ on the date of grant of USD 11.42. The fair value of the debt was calculated using the discounted cash flow method as USD 4,987,363. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 563,112, with the credit entry recorded in additional paid-in capital (“APIC”), and the debt issue costs created a debt discount on the debt host in the amount of USD 279,375 and a debit to APIC of USD 35,457. Including the fee paid to Anson, a total debt discount of USD 1,042,487 was recorded against the First Anson Note’s principal amount.

During the year ended December 31, 2023, Anson converted a total of USD 4,175,000 of the First Anson Note, resulting in the delivery of a total of 3,996,493 ordinary shares of SEALSQ. A debt discount charge of USD 198,984 was amortized to the income statement and unamortized debt discounts totaling USD 708,062 were booked to APIC on conversions in line with ASC 470-02-40-4.

Additionally, on July 10, 2023, the Group issued 8,184 new ordinary shares to Anson as a result of a share ledger correction, thus a total delivery for the year of 4,004,677 ordinary shares.

As at December 31, 2023, the outstanding Anson Facility available was USD 5 million, the unconverted balance on the First Anson Note was USD 825,000 and the unamortized debt discount balance was USD 135,441, hence a carrying value of USD 689,559.

Note  20.   Indebtedness to related parties

On October 1, 2016, the SEALSQ Group entered into a Revolving Credit Agreement (the “Revolving Credit”) with its parent WISeKey International Holding Ltd to borrow funds within a credit period starting on October 1, 2016, and ending on December 31, 2017, when all outstanding funds would become immediately due and payable. Outstanding loan amounts under the Revolving Credit bore an interest rate of 3% per annum. Repayments before the end of the credit period were permitted. On November 1, 2017, the Group and WISeKey entered into the First Amendment to the Revolving Credit Agreement extending the credit period by 2 years to December 31, 2019. On March 16, 2021, the Group and WISeKey entered into the Second Amendment to the Revolving Credit Agreement extending the credit period by another 2 years to December 31, 2022. On November 1, 2022, the Group and WISeKey entered into the Third Amendment to the Revolving Credit Agreement pursuant to which the interest rate was amended to 2.5% per annum.

On April 1, 2019, the SEALSQ Group entered into a loan agreement with WISeCoin AG, an affiliate of WISeKey, pursuant to which WISeCoin AG commits to loan EUR 250,000 to the SEALSQ Group, at an interest rate of 3% per annum, amended to 2.5% on November 3, 2022. The loan has no maturity date.

On October 1, 2019, the SEALSQ Group entered into a loan agreement with WISeCoin AG pursuant to which WISeCoin AG commits to loan USD 2,750,000 to the SEALSQ Group, at an interest rate of 3% per annum, amended to 2.5% on November 3, 2022. The loan has no maturity date.

On November 12, 2020, WISeKey provided a Funding Commitment to extend shareholder loans (each the “Shareholder Loan”) to the Group for a maximum aggregate amount of USD 4 million to be drawn down over six months from the date of the commitment, in instalments of between USD 1 million and USD 1.5 million. The Shareholder Loans bore interest of 3% per annum. There were no set repayment dates for the Shareholder Loans.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2023

On April 1, 2021, the Group entered into a Debt Remission Agreement (the “Debt Remission”) with WISeKey pursuant to which an outstanding amount of EUR 5 million (USD 5,871,714 at historical rate) owed to WISeKey was remitted without any compensation from the Group. Per the terms of the Debt Remission, WISeKey will have the right to reinstate the debt and ask for repayment in fiscal years when WISeKey Semiconductors SAS achieves a positive income before income tax expense, in an amount calculated based on the income before income tax expense and as agreed by the parties. As such, because of the repayment clause, the loan amount covered by the Debt Remission continues to be shown as noncurrent liabilities included in the line Indebtedness to related parties, noncurrent. The outstanding amount under the Debt Remission is revalued at each period end at the applicable closing rate. On December 20, 2023, the Group and WISeKey entered into an agreement to write off EUR 2 million (USD 2,191,282 at historical rate) of the outstanding Debt Remission amount. Therefore, as at December 31, 2023, an amount of EUR 3 million (USD 3,311,700) remained outstanding under the Debt Remission.

On June 28, 2021, the Group entered into a Debt Transfer Agreement with its parent, WISeKey, and an affiliate of WISeKey, WISeKey SA, pursuant to which WISeKey extended a loan of USD 1,463,664 to the Group to repay an overdue creditor balance in that same amount owed to WISeKey SA. The loan bore interest at the rate of 3% per annum and was repayable by December 31, 2022.

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

On December 15, 2022, and in view of the negative equity position of the Group, WISeKey as then sole shareholder of the SEALSQ Group resolved to recapitalize the Group by forfeiting EUR 7 million (USD 7,348,397 at historical rate) out of the loans outstanding in exchange for the issuance of 175,000 new shares in WISeKey Semiconductors SAS, par value EUR 1. Under French law, such a recapitalization is only possible if the loans to be forfeited are immediately repayable. Therefore, respectively on November 1, 2022 and November 3, 2022, the Group entered into a First Amendment to the Debt Transfer Agreements and into the Fourth Amendment to the Revolving Credit Agreement pursuant to which the loans owed under the Debt Transfer Agreements dated June 28, 2021, December 31, 2021, June 30, 2022 and August 31, 2022 as well as all amounts due under the Revolving Credit became due and payable on November 30, 2022.

Because of the requirement under French law, we analyzed the amendment of the maturity of the loans and Revolving Credit as being part of the substance of the recapitalization transaction. We assessed the recapitalization as a capital transaction between related parties in line with ASC 470-50 and, therefore, in the year ended December 31, 2022, recorded a credit entry of USD 183,710 in share capital corresponding to the new issue of 175,000 shares and a credit of USD 7,164,687 to additional paid-in capital, with a total debit entry of USD 7,348,397 to Indebtedness to related parties, noncurrent.

On December 31, 2022, the Group entered into a Debt Transfer Agreement with WISeKey pursuant to which WISeKey extended a loan of USD 283,754 to the Group with an interest rate of 3% per annum, repayable on December 31, 2024.

As at December 31, 2022, the Group owed WISeKey USD 1,198,746 in loans under the various agreements and the unamortized debt discount balance was USD 35,340, hence a carrying value of USD 1,163,406 as at December 31, 2022.

On January 1, 2023, the SEALSQ Group entered into a loan agreement with WISeKey (the “New Loan”) which replaced all outstanding loan agreements. Per the terms of the New Loan, WISeKey extended a loan to the SEALSQ Group of up to USD 5 million, with an interest rate of 2.5% per annum, repayable on or around December 31, 2024. A first tranche loan of USD 1,407,497 was drawn on January 1, 2023, which was made up of the balance of USD 1,198,746 outstanding from previous loan agreements as at December 31, 2022 and an additional loan amount of USD 208,751. We determined the New Loan to be a troubled debt restructuring under ASC 470-60, where the future undiscounted cash flows of the New Loan were more than the net carrying value of USD 1,163,406 of the original debt with WISeKey. Therefore, in line with ASC 470-60, we recorded the New Loan with a new effective interest rate of 12.3% established based on the carrying value of the original debt and the revised cash flows. A total interest rate accrual of USD 244,091 was recorded as a debit to Indebtedness to related parties, current at inception and the unamortized debt discount balance on the previously outstanding loans of USD 35,340 was extinguished, hence a net credit to APIC of USD 208,751. In line with ASC 470-60, no gain was recorded in the income statement.

All entities in the SEALSQ Group are subject to management fees from WISeKey and WISeKey’s affiliates. Where the payment terms have been defined, the classification between current and noncurrent follows the payment terms, however, where there is no set payment date for these fees, they have been classified as noncurrent.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2023

As at December 31, 2023, the Group owed WISeKey and WISeKey’s affiliates noncurrent debts in an aggregate amount of USD 9,695,576, made up of loans and unpaid management fees, and current debts in an aggregate amount of USD 1,407,497. The unamortized effective interest balance of the current debts was USD 129,691, hence a carrying value of the current debts of USD 1,277,806 as at December 31, 2023. In the year 2023, an aggregate effective interest expense of USD 114,400 was recorded in the income statement.

As at December 31, 2023, the Group also held an accounts payable balance of USD 1,377,871 with WISeKey in relation to interest on outstanding loans and the recharge of management services, classified as accounts payable to shareholders.

Note 21.   Employee benefit plans

Defined benefit post-retirement plan

As of December 31, 2023, the Group maintained one defined benefit post-retirement plan for the employees of WISeKey Semiconductors SAS.

The plan is and was considered a defined benefit plan and accounted for in accordance with ASC 715 Compensation – Retirement Benefits. This model allocates pension costs over the service period of employees in the plan. The underlying principle is that employees render services ratably over this period, and therefore, the income statement effects of pensions should follow a similar pattern. ASC 715 requires recognition of the funded status or difference between the fair value of plan assets and the projected benefit obligations of the pension plan on the balance sheet, with a corresponding adjustment recorded in the net loss. If the projected benefit obligation exceeds the fair value of the plan assets, then that difference or unfunded status represents the pension liability.

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

Personnel Costs	As at December 31,	As at December 31,	As at December 31,
USD'000	2023	2022	2021
Wages and Salaries	6,214	4,286	4,345
Social security contributions	2,319	1,940	2,049
Net service costs	38	42	68
Total	8,571	6,268	6,462

The defined benefit pension plan maintained by WISeKey Semiconductors SAS, and their obligations to employees in terms of retirement benefits, is limited to a lump sum payment based on remuneration and length of service, determined for each employee. The plan is not funded, which means that there are no plan assets.

The pension liability calculated as at December 31, 2023, is based on annual personnel costs and assumptions as of December 31, 2023.

	As at December 31,	As at December 31,	As at December 31,
Assumptions	2023	2022	2021
	France	France	France
Discount rate	3.05%	3.65%	0.75%
Expected rate of return on plan assets	n/a	n/a	n/a
Salary increases	3%	3%	3%

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2023

As at December 31, 2023 and 2022, the Group’s accumulated benefit obligation amounted to, respectively, USD 426,345 and USD 395,786.

Reconciliation to Balance Sheet start of year
USD'000
Fiscal year	2023	2022	2021

Projected benefit obligation	396	575	1,015
Surplus / deficit	396	575	1,015

Opening balance sheet asset / provision (funded status)	396	575	1,015

Reconciliation of benefit obligation during the year
Projected benefit obligation at start of year	396	575	1,015
Net service cost	38	43	71
Interest expense	14	4	3
Net benefits paid to participants	(22)	(24)	(116)
Actuarial losses / (gains)	(11)	(170)	(141)
Curtailment & settlement	0	0	(187)
Currency translation adjustment	11	(32)	(70)
Projected benefit obligation at end of year	426	396	575

Reconciliation to balance sheet end of year
Defined benefit obligation - funded plans	426	396	575
Surplus / deficit	426	396	575

Closing balance sheet asset / provision (funded status)	426	396	575

Amounts recognized in accumulated other comprehensive income / (loss)
Net loss / (gain)	(385)	(364)	(205)
Deficit	(385)	(364)	(205)

Estimated amount to be amortized from accumulated other comprehensive income / (loss) into NPBC over next fiscal year
Net loss / (gain)	47	52	51

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2023

Movement in Funded Status
USD'000
Fiscal year	2023	2022	2021

Opening balance sheet liability (funded status)	396	575	1,015

Net service cost	38	43	71
Interest cost / (credit)	14	4	3
Settlement / curtailment cost / (credit)	—	—	(194)
Currency translation adjustment	—	—	(1)
Total net periodic benefit cost / (credit)	52	47	(121)

Actuarial (gain) / loss on liabilities due to experience	(11)	(170)	(142)
Total (gain) / loss recognized via OCI	(11)	(170)	(142)

Employer contributions paid in the year + Cashflow required to pay benefit payments	(22)	(24)	(116)
Total cashflow	(22)	(24)	(116)

Currency translation adjustment	11	(32)	(61)
Closing balance sheet liability (funded status)	426	396	575

Reconciliation of Net gain / loss
Amount at beginning of year	(364)	(205)	(68)
Liability (gain) / loss	(11)	(170)	(142)
Currency translation adjustment	(10)	11	5
Amount at December 31,	(385)	(364)	(205)

The table below shows the breakdown of expected future contributions payable to the Plan:

Period USD'000	France
2024	38
2025	—
2026	53
2027	52
2028	42
2029 to 2033	347

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2023

Note  22.   Commitments and contingencies

Lease commitments

The future payments due under leases are shown in Note 15.

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

Note 23.   Stockholders’ equity

Stockholders’ equity consisted of the following:

	SEALSQ Corp		WISeKey Semiconductors SAS
	As at December 31, 2023		As at December 31, 2022
Share Capital	Ordinary shares	F shares	In equivalent ordinary shares	In equivalent F shares
Par value per share	USD 0.01	USD 0.05	USD 0.01	USD 0.05
Share capital (in USD)	154,468	74,985	75,014	74,985

Total number of authorized shares	200,000,000	10,000,000	200,000,000	10,000,000
Total number of fully paid-in issued shares	15,446,807	1,499,700	7,501,400	1,499,700
Total number of fully paid-in outstanding shares	15,446,807	1,499,700	7,501,400	1,499,700
Total share capital (in USD)	229,453		149,999

On May 23, 2023, the ordinary shares of the SEALSQ Group were listed on the Nasdaq Stock Exchange.

Note  24.   Accumulated other comprehensive income, net of tax

USD'000
Accumulated other comprehensive income as at December 31, 2021		621
Total net foreign currency translation adjustments (1)	(16)
Total defined benefit pension adjustment	170
Total other comprehensive income / (loss), net		154
Accumulated other comprehensive income as at December 31, 2022		775
Total net foreign currency translation adjustments	(2)
Total defined benefit pension adjustment	11
Total other comprehensive income / (loss), net		9
Accumulated other comprehensive income as at December 31, 2023		784
(1) Adjusted for rounding

There is no income tax expense or benefit allocated to other comprehensive income.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2023

Note  25.   Revenue

Nature of goods and services

The Group generates revenues from the sale of semiconductors secure chips and from Digital Certificates, Software as a Service, Software license and Post-Contract Customer Support (PCS) for cybersecurity applications. Products and services are sold principally separately but may also be sold in bundled packages.

For bundled packages, the Group accounts for individual products and services separately if they are distinct – i.e. if a product or service is separately identified from other items in the bundled package and if a customer can benefit from it. The consideration is allocated between separate products and services in a bundle based on their stand-alone selling prices. The stand-alone selling prices are determined based on the list prices when available or estimated based on the Adjusted Market Assessment approach (e.g. licenses), or the Expected Cost-Plus Margin approach (e.g., PCS).

The following is a description of the principal activities from which the Group generates its revenue across all reportable segments.

Product and services	Nature, timing of satisfaction of performance obligations and significant payment terms
Semiconductors secure chips

Although they may be sold in connection with other services of the Group, they always represent distinct performance obligations.

The Group recognizes revenue when a customer takes possession of the chips, which usually occurs when the goods are delivered. Customers typically pay once goods are delivered.

SaaS

The Group’s SaaS arrangements cover the provision of cloud-based certificates for authentication purposes such as Device Attestation Certificates (DACs) for MATTER Protocol, IoT Device to Cloud Authentication, or Device-to-Device Authentication. The Group recognizes revenue on a straight-line basis over the service period which is usually yearly renewable.

Where lifelong certificates are issued, the Group recognizes revenue when the certificate is delivered and usable by the customer.

Customers usually pay ahead of the service period; the paid amounts which have not yet been recognized as revenue are shown as deferred revenue on the balance sheet.

Software and INeS Certificate Management Platform

The Group provides software for certificates life-cycle management and signing and authentication solutions through its INeS Certificate Management Platform. The Group recognizes revenue when the software has been delivered or the platform has been set up, and PCS revenue over the service period which is usually one-year renewable.

Customers pay upon delivery of the software or over the PCS.

Implementation, integration and other services	The Group provides services to implement and integrate multi-element cybersecurity solutions. Most of the time the solution elements are off-the-shelve non-customized components which represent distinct performance obligations. Implementation and integration services are payable when rendered, while other revenue elements are payable and recognized as per their specific description in this section.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2023

Disaggregation of revenue

The following table shows the Group’s revenues disaggregated by product or service type:

Disaggregation of revenue	Typical payment	At one point in time			Total
USD'000		2023	2022	2021	2023	2022	2021
Secure Microcontrollers Segment
Secure chips	Upon delivery	20,927	18,336	14,850	20,927	18,336	14,850
Total Secure Microcontrollers Segment		20,927	18,336	14,850	20,927	18,336	14,850
All Other Segment
Secure chips	Upon delivery	9,117	4,862	2,145	9,117	4,862	2,145
Certificates	Upon issuance	14	—	—	14	—	—
Total All Other Segment		9,131	4,862	2,145	9,131	4,862	2,145
Total Revenue		30,058	23,198	16,995	30,058	23,198	16,995

For the years ended December 31, 2023 and 2022, the Group recorded no revenues related to performance obligations satisfied in prior periods.

The following table shows the Group’s revenues disaggregated by geography, based on our customers’ billing addresses:

Net sales by region	12 months ended December 31,
USD'000	2023	2022	2021
Secure Microcontrollers Segment
Europe, Middle East and Africa	3,548	2,922	2,981
North America	15,962	13,408	10,234
Asia Pacific	1,341	1,939	1,588
Latin America	76	67	47
Total Secure Microcontrollers segment revenue	20,927	18,336	14,850
All Other Segment
Europe, Middle East and Africa	6,437	3,855	1,274
North America	569	201	397
Asia Pacific	2,125	806	474
Total All Other segment revenue	9,131	4,862	2,145
Total net sales	30,058	23,198	16,995

Contract assets, deferred revenue and contract liability

Our contract assets, deferred revenue and contract liability consist of:

	As at December 31,	As at December 31,
USD'000	2023	2022
Trade accounts receivable
Trade accounts receivable - Secure Microcontrollers Segment	3,553	1,794
Trade accounts receivable - All Other Segment	1,550	475
Total trade accounts receivable	5,103	2,269
Customer contract liabilities - current	125	84
Total customer contract liabilities	125	84

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2023

Increases or decreases in trade accounts receivable, contract assets, deferred revenue and contract liabilities are primarily due to normal timing differences between our performance and customer payments.

Remaining performance obligations

As at December 31, 2023, the Group did not have any remaining performance obligations.

Note  26.   Other operating income

The other operating income relates to:

-	a liability written off after expiry of the statute of limitation (USD 8,420) and

-	the reversal of the amount left under a provision for tax risks in relation to fiscal year 2016 (USD 39,902). The tax audit of that period is complete and it is no longer probable that a liability has been incurred.

Note  27.   Stock-based compensation

Employee stock option plans

The F Share Option Plan (“FSOP”) and the Employee Share Option Plan (“ESOP”) were approved respectively on January 19, 2023, and September 15, 2023 by the Board of directors of SEALSQ.

Grants

In the 12 months to December 31, 2023, the Group granted a total of 77 options exercisable in F shares.

The options granted consisted of:

-	77 options with immediate vesting granted to employees, none of which had been exercised as of December 31, 2023.

The options granted were valued at grant date using the Black-Scholes model.

There was no grant of options on ordinary shares under the ESOP in the year ended December 31, 2023.

Stock option charge to the income statement

The Group calculates the fair value of options granted by applying the Black-Scholes option pricing model. Expected volatility is based on the other companies (in the same industry and of the similar size) share price volatility.

In the year ended December 31, 2023, a total charge of USD 492 for options granted to employees was recognized in the consolidated income statement calculated by applying the Black-Scholes model at grant, in relation to options.

The following assumptions were used to calculate the compensation expense and the calculated fair value of stock options granted:

Assumption	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021
Dividend yield	None	None	None
Risk-free interest rate used (average)	1.00%	n/a	n/a
Expected market price volatility	73.19%	n/a	n/a
Average remaining expected life of stock options on F shares (years)	6.19	n/a	n/a

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2023

Unvested options to employees as at December 31, 2023 were recognized prorata temporis over the service period (grant date to vesting date).

The following table illustrates the development of the Group’s non-vested options for the years ended December 31, 2023 and 2022.

Non-vested options on F shares	Number of F shares under options	Weighted-average grant date fair value (USD)
Non-vested options as at December 31, 2021	—	—
Granted	—	—
Vested	—	—
Non-vested forfeited or cancelled	—	—
Non-vested options as at December 31, 2022	—	—
Granted	77	6.39
Vested	77	6.39
Non-vested forfeited or cancelled	—	—
Non-vested options as at December 31, 2023	—	—

The following tables summarize the Group’s stock option activity for the years ended December 31, 2023 and 2022.

Options on F shares	F shares under options	Weighted-average exercise price (USD)	Weighted average remaining contractual term (in years)	Aggregate intrinsic value (USD)
Outstanding as at December 31, 2021	—	0.00	0.00	—
Of which vested	—	0.00	0.00	—
Granted	—	—	—	—
Outstanding as at December 31, 2022	—	0.00	0.00	—
Of which vested	—	0.00	0.00	—
Granted	—	—	—	—
Outstanding as at December 31, 2023	77	0.05	6.19	19
Of which vested	77	0.05	6.19	19

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2023

Summary of stock-based compensation expenses

Stock-based compensation expenses	12 months ended December 31,
USD	2023	2022	2021
In relation to F share Option Plan (FSOP)	492	—	—
In relation to non-FSOP option agreements	—	—	—
Total	492	—	—

Stock-based compensation expenses are recorded under the following expense categories in the income statement.

Stock-based compensation expenses	12 months ended December 31,
USD	2023	2022	2021
Research & development expenses	—	—	—
Selling & marketing expenses	—	—	—
General & administrative expenses	492	—	—
Total	492	—	—

Note  28.   Non-operating income

Non-operating income consisted of the following:

	12 months ended December 31,
USD'000	2023	2022	2021
Foreign exchange gain	163	926	482
Financial income	—	9	—
Interest income	88	—	—
Write-off of indebtedness to related parties	2,191	—	—
Other	—	—	1
Total non-operating income	2,442	935	483

Note  29.   Non-operating expenses

Non-operating expenses consisted of the following:

	12 months ended December 31,
USD'000	2023	2022	2021
Foreign exchange losses	339	383	-
Financial charges	4	1	1
Interest expense	298	250	-
Other	14	4	95
Total non-operating expenses	655	638	96

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2023

Note  30.   Income taxes

SEALSQ Corp is incorporated in the British Virgin Islands but is a Swiss tax resident, filing taxes in the canton of Geneva.

The components of income before income taxes are as follows:

Income / (Loss)	12 months ended December 31,
USD'000	2023	2022	2021
Switzerland	(6,525)	—	—
Foreign	3,481	2,525	(4,821)
Income / (loss) before income tax	(3,043)	2,525	(4,821)

The components of income taxes relating to the Group are as follows:

Income taxes	12 months ended December 31,
USD'000	2023	2022	2021
Switzerland	—	—	—
Foreign	225	(3,245)	6
Income tax expense / (income)	225	(3,245)	6

The difference between the income tax recovery / (expense) at the local statutory rate compared to the Group’s income tax recovery / (expense) as reported is reconciled below:

	12 months ended December 31,
USD'000	2023	2022	2021
Net income / (loss) before income tax	(3,043)	2,525	(4,821)
Statutory tax rate	14%	25%	26.5%
Expected income tax (expense)/recovery	426	(631)	1,278
Change in tax loss carryforwards	869	(41)	(382)
Change in loss carryforwards in relation to the debt remission	(514)	1,342	—
Change in valuation allowance	(600)	2,185	660
Foreign tax effects	(75)	(95)	(110)
Nontaxable or nondeductible items	(22)	157	(1,709)
Other	(309)	328	257
Income tax (expense) / recovery	(225)	3,245	(6)

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2023

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

As at December 31, 2023, the Group assessed that the recoverability of its deferred tax assets still partially satisfied the “more likely than not” recognition criteria under ASC 740, which is reflected in the tables below.

The Group’s deferred tax assets and liabilities consist of the following:

Deferred income tax assets/(liabilities)	As at December 31,	As at December 31,
USD'000	2023	2022
Switzerland	—	—
Foreign	3,077	3,296
Deferred income tax assets / (liabilities)	3,077	3,296

Deferred tax assets and liabilities	As at December 31,	As at December 31,
USD'000	2023	2022
Defined benefit accrual	(3)	(29)
Tax loss carryforwards	4,468	3,599
Add back loss carryforwards used for the debt remission	828	1,342
Valuation allowance	(2,216)	(1,616)
Deferred tax assets / (liabilities)	3,077	3,296

As of December 31, 2023, the Group’s operating cumulated loss carry-forwards of all jurisdictions are as follows:

Operating loss-carryforward as of December 31, 2023
Total operating loss carry-forwards / Year of expiration if applicable to jurisdiction
USD'000	Switzerland	France	Total
2024	—	—	—
2025	—	—	—
2026	—	—	—
2027	—	—	—
2028	—	—	—
2029	188	—	188
2030	7,189	—	7,189
No expiration	—	13,827	13,827
Totals	7,377	13,827	21,204

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2023

In France, operating losses may be carried forward indefinitely, but may be offset against the taxable profits of a given fiscal year only up to an amount of €1 million, plus 50% of the taxable result in excess of that threshold.

The following tax years remain subject to examination:

Significant jurisdictions	Open years
Switzerland	2023
France	2021 - 2023
Japan	2023
Taiwan	2023

As at December 31, 2020, the Group had a tax provision of USD 118,294, initially recorded in 2019 following a tax audit started in 2018 in relation to prior years, which was neither utilized nor released. There was no additional accrual in the year 2020. In 2021, the Group had decreased its tax provision to USD 47,368.

As at December 31, 2022, the Group had decrease its tax provision to USD 39,901. Although the final conclusions have not yet been communicated formally, management believes that it is more probable than not that the entity will have to pay additional taxes and has calculated the provision based on preliminary discussions with the tax authorities.

As at December 31, 2023 the group has fully reversed the tax provision outstanding as at December 31, 2022 and has not recorded any new tax provision.

The Group has no unrecognized tax benefits.

Note  31.   Segment reporting

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

12 months ended December 31,	2023			2022			2021
USD'000	Secure Microcontrollers	All Other	Total	Secure Microcontrollers	All Other	Total	Secure Microcontrollers	All Other	Total
Revenues from external customers	20,927	9,131	30,058	18,336	4,862	23,198	14,850	2,145	16,995
Intersegment revenues	—	513	513	—	368	368	—	415	415
Interest revenue	61	27	88	7	2	9	—	—	—
Interest expense	209	91	298	200	53	254	150	22	171
Depreciation and amortization	398	173	571	319	85	404	1,339	193	1,532
Segment income /(loss) before income taxes	395	(3,414)	(3,019)	526	2,017	2,543	(2,235)	(2,566)	(4,801)
Profit / (loss) from intersegment sales	—	24	24	—	18	18	—	20	20
Income tax recovery / (expense)	(156)	(68)	(225)	2,565	680	3,245	—	(6)	(6)
Segment assets	16,526	11,519	28,045	17,063	4,671	21,734	10,296	1,726	12,022

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2023

12 months ended December 31,	2023	2022	2021
	USD'000	USD'000	USD'000
Revenue reconciliation
Total revenue for reportable segment	30,571	23,566	17,410
Elimination of intersegment revenue	(513)	(368)	(415)
Total consolidated revenue	30,058	23,198	16,995

Loss reconciliation
Total profit / (loss) from reportable segments	(3,019)	2,543	(4,801)
Elimination of intersegment profits	(24)	(18)	(20)
Income / (Loss) before income taxes	(3,043)	2,525	(4,821)

As at December 31,	2023	2022
	USD'000	USD'000
Asset reconciliation
Total assets from reportable segments	28,045	21,734
Elimination of intersegment receivables	(110)	(75)
Consolidated total assets	27,935	21,659

Revenue and property, plant and equipment by geography

The following tables summarize geographic information for net sales based on the billing address of the customer, and for property, plant and equipment.

Net sales by region	12 months ended December 31,
USD'000	2023	2022	2021
Europe, Middle East & Africa	9,985	6,777	4,255
North America	16,531	13,609	10,631
Asia Pacific	3,466	2,745	2,062
Latin America	76	67	47
Total net sales	30,058	23,198	16,995

Property, plant and equipment, net of depreciation, by region	As at December 31,	As at December 31,
USD'000	2023	2022
Europe, Middle East & Africa	3,230	782
Total Property, plant and equipment, net of depreciation	3,230	782

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2023

Note  32.   Earnings / (Loss) per share

The computation of basic and diluted net earnings / (loss) per share for the Group is as follows:

	12 months ended December 31,
Earnings / (loss) per share	2023	2022	2021
Net income (USD'000)	(3,268)	5,770	(4,827)
Effect of potentially dilutive instruments on net gain (USD'000)	n/a	n/a	n/a
Net income / (loss) after effect of potentially dilutive instruments (USD'000)	(3,268)	5,770	(4,827)
Ordinary shares used in net earnings / (loss) per share computation:
Weighted average shares outstanding - basic	7,799,766	6,610,293	6,610,293
Effect of potentially dilutive equivalent shares	n/a	n/a	n/a
Weighted average shares outstanding - diluted	7,799,766	6,610,293	6,610,293
Net earnings / (loss) per share
Basic weighted average loss per share (USD)	(0.21)	0.41	(0.34)
Diluted weighted average loss per share (USD)	(0.21)	0.41	(0.34)

F shares used in net earnings / (loss) per share computation:
Weighted average shares outstanding - basic	1,499,700	1,499,700	1,499,700
Effect of potentially dilutive equivalent shares	n/a	n/a	n/a
Weighted average shares outstanding - diluted	1,499,700	1,499,700	1,499,700

Net earnings / (loss) per F share
Basic weighted average loss per share (USD)	(1.07)	2.04	(1.71)
Diluted weighted average loss per share (USD)	(1.07)	2.04	(1.71)

Shares	2023	2022	2021
Company Posted	Net loss	Net Gain	Net loss
Basic weighted average ordinary shares outstanding	7,799,766	6,610,293	6,610,293
Basic weighted average F shares outstanding	1,499,700	1,499,700	1,499,700
Dilutive effect of common stock equivalents	n/a	n/a	n/a
Dilutive weighted average common stock outstanding	n/a	n/a	n/a

Dilutive vehicles with anti-dilutive effect	2023	2022	2021
Ordinary shares
Total stock options	—	—	—
Total convertible instruments	1,559,828	—	—
Total number of ordinary shares from dilutive vehicles with anti-dilutive effect	1,559,828	—	—

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2023

Dilutive vehicles with anti-dilutive effect	2023	2022	2021
F shares
Total stock options	77	—	—
Total convertible instruments	—	—	—
Total number of F shares from dilutive vehicles with anti-dilutive effect	77	—	—

Note  33.   Legal proceedings

We are currently not party to any legal proceedings and claims that are not provided for in our financial statements.

Note  34.   Related parties disclosure

Subsidiaries

As at December 31, 2023, the consolidated financial statements of the Group include the entities listed in the following table:

Group Company Name	Country of incorporation	Year of incorporation	Share Capital	% ownership as at December 31, 2023	% ownership as at December 31, 2022	Nature of business
WISeKey Semiconductors SAS	France	2010	EUR 1,473,162	100%	100%	Chip manufacturing, sales & distribution
WISeKey IoT Japan KK	Japan	2017	JPY 1,000,000	100%	100%	Sales & distribution
WISeKey IoT Taiwan	Taiwan	2017	TWD 100,000	100%	100%	Sales & distribution

Related party transactions and balances

		Receivables as at		Payables as at		Net expenses to			Net income from
	Related Parties	December 31,	December 31,	December 31,	December 31,	in the year ended December 31,			in the year ended December 31,
	(in USD'000)	2023	2022	2023	2022	2023	2022	2021	2023	2022	2021
1	WISeKey International Holding Ltd	—	—	7,100	7,122	5,283	796	526	—	—	—
2	Wisekey SA	—	—	—	—	—	—	94	—	—	128
3	WISeKey USA Inc	—	—	981	154	827	558	883	—	—	—
4	WISeKey Semiconductors GmbH	—	—	881	773	180	105	401	—	—	—
5	WISeCoin AG	—	—	3,389	3,306	75	86	90	—	—	—
	Total	—	—	12,351	11,355	6,365	1,555	1,994	—	—	128

1. The SEALSQ Group is controlled by WISeKey International Holding Ltd, which provides financing and management services, including, but not limited to, sales and marketing, accounting, finance, legal, taxation, business and strategy consulting, public relations, marketing, risk management, information technology and general management. The expenses in relation to WISeKey International Holding Ltd in 2023, 2022 and 2021 relate to interest on outstanding loans and the recharge of management services.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2023

2. WISeKey SA is a subsidiary of the group headed by WISeKey International Holding Ltd (the “WISeKey Group”) and provides management services to the SEALSQ Group, including, but not limited to, sales and marketing, accounting, business and strategy consulting, public relations, marketing, risk management and information technology.

3. WISeKey USA Inc is part of the WISeKey group and employs sales staff who work for the SEALSQ Group. The expenses in relation to WISeKey USA Inc. relate to the recharge of employee costs.

4. WISeKey Semiconductors GmbH is part of the WISeKey Group and employs sales staff who work for the SEALSQ Group. The expenses in relation to WISeKey Semiconductors GmbH relate to the recharge of employee costs.

5. WISeCoin AG is part of the WISeKey Group. The expenses recorded relate to interest on an outstanding loan.

Note  35.   Subsequent events

L1 Facility

After December 31, 2023, L1 fully converted the remaining USD 1 million of the First L1 Note, resulting in the delivery of a total of 963,326 ordinary shares of SEALSQ.

On January 9, 2024, SEALSQ and L1 signed an Amendment to Securities Purchase Agreement (the “L1 Amendment”) amending some of the terms of the second tranche of USD 5 million to be issued and extending the SPA to include a third tranche of funding with a maximum aggregate principal amount of notes of up to USD 5 million and having substantially similar terms as the second tranche notes as amended.

The second tranche of USD 5 million was funded on January 11, 2024 (the “Second L1 Note”).

After December 31, 2023, L1 converted USD 3.1 million of the Second L1 Note, resulting in the delivery of a total of 1,822,516 ordinary shares of SEALSQ.

On March 1, 2024, SEALSQ and L1 signed a second Amendment to Securities Purchase Agreement (the “Second L1 Amendment”) amending some of the terms of the third tranche of USD 5 million to be issued and extending the SPA to include up to two additional tranches of funding with a maximum aggregate principal amount of notes of up to USD 5 million per tranche and having substantially similar terms as the third tranche notes as amended.

The third tranche of USD 5 million was funded on March 1, 2024 (the “Third L1 Note”).

After December 31, 2023, L1 had not requested any conversion out of the Third L1 Note.

Anson Facility

After December 31, 2023, Anson fully converted the remaining USD 825,000 of the First Anson Note, resulting in the delivery of a total of 816,990 ordinary shares of SEALSQ.

On January 9, 2024, SEALSQ and Anson signed an Amendment to Securities Purchase Agreement (the “Anson Amendment”) amending some of the terms of the second tranche of USD 5 million to be issued and extending the SPA to include a third tranche of funding with a maximum aggregate principal amount of notes of up to USD 5 million and having substantially similar terms as the second tranche notes as amended.

The second tranche of USD 5 million was funded on January 10, 2024 (the “Second Anson Note”).

After December 31, 2023, Anson converted USD 3 million of the Second Anson Note, resulting in the delivery of a total of 1,882,674 ordinary shares of SEALSQ.

On March 1, 2024, SEALSQ and Anson signed a second Amendment to Securities Purchase Agreement (the “Second Anson Amendment”) amending some of the terms of the third tranche of USD 5 million to be issued and extending the SPA to include up to two additional tranches of funding with a maximum aggregate principal amount of notes of up to USD 5 million per tranche and having substantially similar terms as the third tranche notes as amended.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2023

The third tranche of USD 5 million was funded on March 1, 2024 (the “Third Anson Note”).

After December 31, 2023, Anson had not requested any conversion out of the Third Anson Note.

New Chief Financial Controller

On January 22, 2024, John O’Hara was appointed Chief Financial Controller of the SEALSQ Group, and, on February 14, 2024, he was appointed to the Board of directors.

Note  36.   Impacts of ongoing conflicts

Impacts of the war in Ukraine

Following the outbreak of the war in Ukraine in late February 2022, several countries imposed sanctions on Russia, Belarus and certain regions in Ukraine. There has been an abrupt change in the geopolitical situation, with significant uncertainty about the duration of the conflict, changing scope of sanctions and retaliation actions including new laws.

The SEALSQ group does not have any operation or customer in Russia, Belarus or Ukraine, and, as such, does not foresee any direct impact of the war on its operations. However, the war has also contributed to an increase in volatility in currency markets, energy prices, raw material and other input costs, which may impact the Group’s supply chain in the future.

As at December 31, 2023, SEALSQ has assessed the consequences of the war for its financial disclosures and considered the impacts on key judgments and significant estimates, and has concluded that no changes were required. SEALSQ will continue to monitor these areas of increased risk for material changes.

Impacts of the Israel–Hamas conflict

Israel’s declaration of war on Hamas in October 2023 has degraded the geopolitical environment in the region and created uncertainty.

The SEALSQ group does not have any operation or customer in that region, and, as such, does not foresee any direct impact of the war on its operations. However, depending on its duration and intensity, the war may adversely affect the global economy, financial markets and the Group’s supply chain in the future.

As at December 31, 2023, SEALSQ has assessed the consequences of the war for its financial disclosures and considered the impacts on key judgments and significant estimates, and has concluded that no changes were required. SEALSQ will continue to monitor these areas of increased risk for material changes.