Form 20-F
period 2024-12-31
SEALSQ Corp
filed 2025-03-20
CIK 1951222

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

For the fiscal year ended December 31, 2024

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

___________________________________________________________________________________________________

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

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 100,039,519 Ordinary Shares and 1,499,700 Class F Shares.

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

We have prepared this annual report using a number of conventions, which you should consider when reading the information contained herein. In this annual report, unless otherwise indicated, references to “SEALSQ,” the “SEALSQ Group,” the “Group” the “Company,” “we,” “our,” “us” or similar terms refer to the registrant, SEALSQ Corp, and its subsidiaries, except where the context otherwise requires.

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

The following industry-specific acronyms are used in throughout the report and have the meanings as set out below:

“ANSSI” is the Agence Nationale de la Sécurité des Systèmes d’Information, the French National Cybersecurity Agency

"ASIC" means Application-Specific Integrated Circuit

"AWS" means Amazon Web Services

“Common Criteria EAL” refers to the Common Criteria Evaluation Assurance Level attributed to an IT product or system on a grade of 1 to 7 with 7 being the highest

“ECC” means Elliptic Curve Cryptography, a key-based technique for encrypting data

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

“IPv6” is version six of the Internet Protocol

“NCCOE” is the U.S. National Cybersecurity Center of Excellence

“NIST” refers to the U.S. National Institute of Standards & Technology

“OEM” is an Original Equipment Manufacturer

“PKI” is Public Key Infrastructure

“PQC” is Post-Quantum Cryptography

“QUASAR” means QUAntum resistant Secure Architecture

“RSA” means Rivest-Shamir-Aelman, a public-key encryption algorithm

“TPM” means Trust Platform Module

“USP” refers to Utility Service Providers

“ZTP” means Zero Touch Provisioning

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

These forward-looking statements include, but are not limited to, statements relating to:

•	Our anticipated goals, growth strategies and profitability;

•	Future operating or financial results;

•	Our planned capital expenditure program for additional production lines to be added to our supply chain;

•	The development of our post-quantum cryptography products and our expectation to generate revenue from such products;

•	The potential for post-quantum cryptography products and estimated market size and market growth including with respect to our long-term business strategy for post-quantum cryptography;

•	Our intention to make investments in sales and marketing operations including R&D of new products such as post-quantum cryptography;

•	Our plans for global customer base expansion;

•	The establishment of a Design Center, OSAT and Personalization project and the projected additional revenue that it will generate;

•	Our anticipated pipe growth in 2025;

•	Our belief that the products resulting from our R&D will create additional opportunities for growth;

•	Our expectation about the development of the markets for SEALSQ, including post-quantum cryptography products, customized security offerings through ASICs, expanding the role of Metaverse, increase in cyber threats and growth of secure hardware market, growing demand for IoT solutions, increase in cybersecurity spending based on the recent regulations and legislations;

•	Our intent to invest heavily in the ongoing development of our products and technology, including anticipated fab capacity expansion and utilization and expected ramp and production timelines for the Company’s post-quantum semiconductors;

•	Our expectation that we will continue to gain several benefits from our parent company, WISeKey, including the financial reporting and legal support via certain service agreements;

•	Our forecasted decrease in the sales of our traditional semiconductor chips, as our customers transition towards post-quantum semiconductor technologies;

•	Our investment in quantum-as-a-service and quantum computing in the cloud;

•	Changes in global trade policies, including the adoption and expansion of tariffs and trade barriers, that could affect the macro-economic environment and adversely impact the demand for our products;

•	The availability and costs of equipment, raw materials, utilities, third-party manufacturing services and technology, or other supplies required by our operations; and

•	Assumptions underlying or related to any of the foregoing.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us and are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Those factors include, in addition to those set forth in Item 3.D. Risk Factors and those included elsewhere in this report, among others, the following:

•	The adoption by developers and customers of quantum computing;

•	Our ability to sell post-quantum cryptography products to customers;

•	Our ability to develop NIST-approved algorithms for our post-quantum semiconductor technologies;

•	The inability to realize estimated financial position, results of operations or cash flows;

•	Our ability to anticipate market needs and opportunities;

•	Our ability to attract new customers and retain existing customer base;

•	Our ability to foster innovation, to develop new products and enhancements to our existing products;

•	The demand for our products or for the goods into which our products are incorporated;

•	Our expectation that order commitments and non-cancellable orders we received are properly executed;

•	The sufficiency of our cash and cash equivalents to meet our liquidity needs;

•	The impact of any supply chain disruption that we may experience;

•	Our dependency on the timely supply of equipment and materials from our third-party suppliers;

•	Our ability to protect our intellectual property rights;

•	Our ability to keep pace with technical advances in cryptography and semiconductor design;

•	Our ability to raise funds for investment by cash flow from operating activities, advance payments from a key customer, and grants and other available subsidies from funding agencies;

•	Our ability to reduce our cost structure and general and administrative costs;

•	Our ability to attract and retain qualified employees and key personnel;

•	Our ability to attract new customers and retain and expand within our existing customer base;

•	Our ability to foster innovation, to develop new products and enhancements to our existing products;

•	The future growth of the information technology and cybersecurity industry;

•	Risks relating to SEALSQ’s ability to implement its growth strategies;

•	Our ability to successfully form new strategic partnerships with our alliance partners;

•	Our ability to continue beneficial transactions with material parties, including WISeKey and a limited number of significant customers;

•	Our ability to prevent security breaches and unauthorized access to confidential customer information;

•	Our ability to comply with modified or new laws and regulations relating to our industries;

•	The activities of our competitors and the introduction of competing products by our competitors;

•	Market demand and semiconductor industry conditions;

•	Our ability to successfully introduce new technologies and products;

~~•~~	Uncertain negative effects from the imposition by the United States of tariffs, sanction or other restrictions;

•	The cyclical nature of the semiconductor industry;

•	An economic downturn in the semiconductor industry;

•	Our ability to comply with U.S. and other applicable international laws and regulations;

•	Changes in our overall tax position as a result of changes in tax laws or tax rates, new or revised legislation, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	Fluctuations in the exchange rates between the U.S. dollar and the other major currencies we use for our operations;

•	Our ability to collect accounts receivable;

•	Changes in certain commodities used as raw material, which may affect our gross margin; and

•	How long we will qualify as an emerging growth company or a foreign private issuer.

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

•	The semiconductor industry is highly cyclical and highly competitive. If we fail to introduce new technologies and products in a timely manner, this could adversely affect our business.

•	Significantly increased volatility and instability and unfavorable economic conditions may adversely affect our business.

•	The demand for our products depends to a significant degree on the demand for our customers’ end products.

•	The semiconductor industry is characterized by continued price erosion, especially after a product has been on the market.

•	Failure to protect our intellectual property could substantially harm our business, operating results, and financial condition.

•	Assertions by third parties of infringement or other violation by us of their intellectual property rights could harm our business, operating results, and financial condition.

•	We face competition from companies that are larger and better known, and we may lack sufficient financial or other resources to maintain or improve our competitive position.

•	We derive a significant amount of our revenues each year from a limited number of significant customers.

•	Our use of artificial intelligence may adversely affect our business operations, products, and financial results, and expose us to evolving legal, regulatory, technological, and operational risks.

•	Our research and development efforts may not produce successful products or enhancements to our security solutions that result in significant revenue or other benefits in the near future, if at all.

•	We are dependent on the timely supply of equipment and materials from various sub-contractors and if any one of these suppliers fails to meet or delays their committed delivery schedules, we can suffer lower or lost revenues.

•	Changes in regulations or citizen concerns regarding privacy and protection of citizen data, or any failure or appearance of failure to comply with such laws, could diminish the value of our services and cause us to lose customers and revenue.

•	If our security systems are breached, we may face civil liability, and public perception of our security measures could be diminished, either of which would negatively affect our ability to attract and retain customers.

•	Our business model consists in promoting trust and security, and it depends on trust in our brand. Negative media coverage could adversely affect our brand and any failure to maintain, protect, and enhance our brand would hurt our ability to retain or expand our customer base.

•	We depend on our customers’ ability to sell their products, which may pose challenges for our ability to forecast or optimize our inventory and sales.

•	We may need to discontinue products and services. During the ramp-down of such products and services, we may experience a negative impact on our sales.

•	We are dependent upon our parent company and other members of the WISeKey Group for the provision of certain services.

•	We are a holding company with no direct cash generating operations and rely on our subsidiaries to provide us with funds necessary to pay dividends to shareholders.

•	Claims, litigation, government investigations, and other proceedings may adversely affect our business and results of operations.

•	Employment laws in some of the countries in which we operate are relatively stringent.

•	A change in tax laws, treaties or regulations, or their interpretation, of any country in which we operate, including tax rules limiting the deductibility of interest expense, could result in a higher tax rate on our earnings, which could result in a significant negative impact on our earnings and cash flows from operations.

•	The dual class structure of our shares has the effect of concentrating voting power with certain shareholders, in particular, WISeKey, which will effectively eliminate your ability to influence the outcome of important transactions, including a change of control.

•	Our governance structure and our Articles may negatively affect the decision by certain institutional investors to purchase or hold our Ordinary Shares.

•	Provisions in our Articles are intended to discourage certain types of transactions that may involve an actual or threatened hostile acquisition of control of SEALSQ, which will likely depress the trading price of our Ordinary Shares.

•	WISeKey and other Class F shareholders could have, and WISeKey does have, voting power that exceeds 49.99% of the voting power of our outstanding shares.

•	As a result of issuances of our Ordinary Shares or the disposal of Ordinary Shares by WISeKey and other Class F shareholders, WISeKey and other Class F shareholders could have, and do have, voting power that is substantially greater than, and outsized in comparison to, their economic interests and the percentage of our Ordinary Shares that they hold.

•	Future issuances of our Ordinary Shares will dilute the voting power of our holders of Ordinary Shares, but may not result in further dilution of the voting power of Class F Shareholders.

Industry Risk Factors

The semiconductor industry is highly cyclical.

Historically, the relationship between supply and demand in the semiconductor industry has caused a high degree of cyclicality in the semiconductor market. Semiconductor supply is partly driven by manufacturing capacity, which in the past has demonstrated alternating periods of substantial capacity additions and periods in which no or limited capacity was added. As a general matter, semiconductor companies are more likely to add capacity in periods when current or expected future demand is strong and margins are, or are expected to be, high. Investments in new capacity can result in overcapacity, which can lead to a reduction in prices and margins. In response, companies typically limit further capacity additions, eventually causing the market to be relatively undersupplied. In addition, demand for semiconductors varies, which can exacerbate the effect of supply fluctuations. As a result of this cyclicality, the semiconductor industry has, in the past, experienced significant downturns, such as in 1997/1998, 2001/2002, 2008/2009, in early 2020 and in 2022/2023, often in connection with, or in anticipation of, maturing life cycles of semiconductor companies’ products and declines in general economic conditions. These downturns have been characterized by diminishing demand for end-user products, high inventory levels, under-utilization of manufacturing capacity and accelerated erosion of average selling prices. The foregoing risks have historically had, and may continue to have, a material adverse effect on our business, financial condition and results of operations.

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

If we fail to develop new products in response to, or in anticipation of, rapid technological changes in our industry or the industries we serve, our business may be materially and adversely affected.

The market for our products is characterized by rapidly evolving security threats, technological advancements, and shifting end-user requirements. For example, improvements are rapidly being made in post-quantum cryptography, hardware root-of-trust, secure enclaves, trusted execution environments, supply chain security, AI-driven security analytics, and zero-trust architectures. Furthermore, while the pace of improvements in semiconductor transistor density has slowed, driving up costs and complexity, the demand for more secure, tamper-resistant hardware is accelerating, especially in sectors such as defense, automotive, critical infrastructure, and secure communications.

The increasing sophistication of adversaries, including state-sponsored actors, and the growing regulatory focus on hardware security, adds additional complexity and cost to the design, verification, and manufacturing of our products. As a result of these rapidly changing technological and threat landscapes — along with unforeseen security vulnerabilities — the future market for our products is difficult to predict.

These risks are further exacerbated by the fact that many of our secure semiconductor platforms leverage common architectural frameworks across multiple end markets. In some cases, secure processing architectures, cryptographic hardware and secure IP blocks are reused across product generations and applications. Therefore, if a fundamental architectural vulnerability was discovered, or if our architectures were rendered uncompetitive, obsolete or unmarketable due to evolving security standards or new attack vectors, multiple products and customer segments could be impacted. This could force us to expend significant resources and incur substantial costs to redesign products, develop new architectures or remediate deployed devices in the field.

Our business, reputation, and relationships with government agencies, OEMs and technology partners could be adversely affected if we are unable to deliver technological improvements, address newly discovered vulnerabilities or adapt our products to evolving security requirements and technological shifts on a timely basis. Whether we will be able to compete effectively in the future will depend substantially on our ability to anticipate emerging threats, advance our products to meet evolving regulatory, market and end-user security requirements, and respond to changes in global hardware, software and security architecture standards in a cost-effective and timely manner.

There is also additional risk that public opinion, regulatory scrutiny or customer sentiment around hardware security, particularly in areas such as AI, government surveillance and data privacy, may diverge from our expectations. For example, failure to achieve market acceptance for secure semiconductors designed to enhance AI model integrity, protect sensitive data or mitigate supply chain risks could materially and adversely impact our business and operating results.

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

Our business could suffer as a result of tariffs and trade sanctions or similar actions.

The imposition by the U.S. government of trade measures, including tariffs, sanctions or other restrictions on goods exported from, or imported into, the United States, or countermeasures imposed in response to such U.S. government trade measures, could adversely affect our operations or our ability to sell our products globally, which could adversely affect our operating results and financial condition. Recently, the U.S. government has initiated or threatened to initiate the imposition of stronger trade measures on certain goods exported from, or imported into, the U.S., and reciprocally non-U.S. governments have increased their threat and implementation of countermeasures. For example, in February 2025, the U.S Government announced a proposed 25% tariff on imports of all semiconductor chips into the U.S. The U.S. President has reserved for further increases in the scope and amount of tariffs in the event of retaliatory countermeasures, and the future of existing tariffs and, as a result, the possibility for new tariffs and countermeasures, remains very uncertain. A large amount of our supply chain does not directly import products to the U.S. as we supply to contract manufacturers located outside the U.S. This is the case even when our ultimate customer is a U.S. company. However, the current proposed tariff on imports of all semiconductor chips into the U.S. could impact upon the contract manufacturers when the finished goods are delivered to the end customer. There is a further possibility that any future tariffs may still impact upon our ability to sell our product and to remain competitive in the market. Such escalations in these trade measures may directly impair our business by increasing trade-related costs or disrupting established supply chains and may indirectly impair our business by causing a negative effect on global economic conditions and financial markets. The ultimate impact of these trade measures is uncertain and may be affected by various factors, including whether and when such trade measures are implemented, the timing when such measures may become effective, and the amount, scope, or nature of such trade measures.

Additional changes or threatened changes in U.S. trade measures have affected and may continue to affect trade involving many countries as well, including Mexico, Canada, Colombia, Taiwan, the United Kingdom, and the member countries of the European Union. Each of these measures or threatened measures may instigate reciprocal countermeasures by affected countries, potentially accelerating further increases in trade measures. Any trade measure against Taiwan may specifically target imports of semiconductor products, which, if imposed, could seriously and negatively affect our business and the U.S. economy overall. The materials subject to these trade measures may impact the cost or availability of raw materials used by our suppliers or in our customers’ products. We cannot predict future trade policy, but the imposition of further trade measures by the U.S. on a broader range of imports, or further retaliatory trade measures taken in response to additional U.S. trade measures, could increase costs in our supply chain or reduce demand of our customers’ products, either of which could adversely affect our results of operations. Any increase in trade-related costs associated with such measures may impair the profitability of such international production, may strain our suppliers’ ability to reliably provide inputs necessary to produce these items, and may otherwise affect our partners’ abilities to provide our products at previously contracted prices. Our business and financial results could be negatively affected as a result.

Risks Related to Our Business

Delays in development, launch and/or rollout of our next-generation post-quantum cryptography products and services could have a material adverse effect on our business, results of operations and financial condition.

Our 2024 fiscal year end revenue was approximately $11 million, which represented a decline from $30 million reported for fiscal year end 2023. This decline was mainly due to our customers gradually shifting from our traditional microcontrollers to next generation post-quantum cryptography products and their delay of building inventory until the release of these new products. While we have expanded our revenue streams from Matter certification adoption and implementing new Cyber Trust Mark standards, our ability to generate and grow our revenues in the future will largely be dependent on our ability to develop our next-generation post-quantum cryptography products and services.

We currently expect to release our post-quantum cryptography products beginning in Q4 2025. While we expect to recognize revenue in 2025 relating to the implementation of the new technologies into our planned Open Semiconductor and Test centers including the provision of professional services, we project to start to generate substantial returns from the full-scale commercial deployment of the post-quantum resistant chips starting in 2026. However, if we experience delays in the development and production of these products, it could have a material adverse effect on our business, results of operations and financial condition. Delays could result from either the “qualification” process, the “certification” process or both.

Our quantum-resistant chip is a newly developed product, and its qualification process is still ongoing. During this process, unforeseen issues may arise that require debugging and potentially a remask. Such adjustments could result in a delay of six to nine months in the chip’s market availability, impacting our ability to meet customer demand and production timelines.

In addition, the quantum-resistant chip is currently undergoing certification for FIPS 140-3 Level 3, Hardware (HW) Common Criteria certification, and Combination (HW+SW) Common Criteria certification. If the certification labs identify a critical flaw that prevents compliance with required security standards, we may need to partially redesign the affected components. This could significantly delay product availability for customers that require these certifications for deployment. Additionally, there is a risk of delays in the final certification process. Once the certification labs complete their testing and release the test report, there may be further delays in obtaining the FIPS certificate from NIST (the U.S. standards authority). Any such delays could postpone customer acceptance, impact sales cycles, and shift the anticipated production ramp-up schedule.

The quantum computing industry is in its early stages and is volatile, and if it does not develop, if it develops slower than we expect, if it develops in a manner that does not require use of our post-quantum cryptography products and services, if it encounters negative publicity or if our post-quantum cryptography products and services do not drive commercial engagement, the growth of our business will be harmed.

The nascent market for quantum computers is still rapidly evolving, characterized by rapidly changing technologies, competitive pricing and competitive factors, evolving government regulation and industry standards, and changing customer demands and behaviors. If the market for quantum computers in general does not develop as expected, or develops more slowly than expected, our business, prospects, financial condition and operating results could be harmed.

In addition, our growth and future demand for our products is highly dependent upon the adoption by developers and customers of quantum computing. Negative publicity concerning our post-quantum cryptography products and services or the quantum computing industry as a whole could limit market acceptance of our products. If our customers do not perceive the benefits of our post-quantum cryptography products and services, or if our post-quantum cryptography products and services do not drive customer engagement, then our market may not develop at all, or it may develop more slowly than we expect. If any of these events occur, it could have a material adverse effect on our business, financial condition or results of operations.

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

We have encountered and will continue to encounter risks and uncertainties in developing markets. If our assumptions regarding these risks and uncertainties are incorrect or change in response to developments in the security market, our results of operations and financial results could differ materially from our plans and forecasts. If we are unable to achieve our key objectives, our business and results of operations will be adversely affected, and the market value of our Ordinary Shares could decline.

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

Additionally, management expects 2025 to be a transition year where the focus of customer demand will shift to the next generation of products, which is likely to impair SEALSQ’s growth in its core business relating to our existing solutions. Our continued growth is therefore heavily dependent upon the successful attraction of prospective customers in new markets, both geographic such as in India and Taiwan, and product, such as with secure transport of goods through the global, real-time tracking and tracing capabilities in conjunction with WISeSat.

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

We derive a significant amount of our revenues each year from a small number of customers. In the year ended December 31, 2024, our ten largest customers accounted over 70% of our revenue. Our business and results of operations are largely dependent upon the success of our significant customers. The loss of any large customer, a decline in the volume of sales to these customers or the deterioration of their financial condition could adversely affect our business, results of operations and financial conditions.

One of our largest customers is CISCO Systems International. We operate under the terms of a Master Purchase Agreement, dated August 14, 2014.  Such agreement defines, among other things:

•	the communication process that we shall respect vis-à-vis forecasting / pricing update, such as determination of price reflecting component prices in effect on the date of shipment to Cisco’s authorized contract manufactures (“EMS Provider”), representations and warranties that the product price are, and shall be, no higher than the lowest prices offered by the Company to any customer purchasing the same or lesser total sales or unit volume on an annual basis;

•	buffer stock, timing and volume constitution rules, including but not limited to, obligations to make commercially reasonable efforts to conduct capacity and materials planning and management sufficient to meet EMS Provider’s forecast at the period of time agreed between SEALSQ and EMS Providers,

•	list of contract manufacturers to whom we are allowed to take purchase orders and to make deliveries;

•	rules of fair treatment in case capacity shortage, that is, an obligation to provide Cisco, EMS Providers and any third party designated by Cisco an allocation of products during its shortage that is no less favorable than that provided to any other customer;

•	warranties, including but not limited to, three years warranty period, delivered product having no less than eight remaining weeks of shelf-life, replacement of defected products within two business days in general;

•	epidemic failure when a single failure mode in excess of 1% of the product or a multiple failure mode in excess of 3% of the product, during any rolling 3-full calendar month period, occurs. If an epidemic failure occurs within five (5) years following the delivery of a product, the Company must promptly notify Cisco, provide a preliminary diagnosis plan within one (1) business day, and update it as required by Cisco. The Company has agreed to collaborate with Cisco to diagnose the issue, develop an interim solution, and implement a permanent fix. Subject to the liability exclusions and limitations outlined in the agreement, the Company is contractually obligated to compensate Cisco for all reasonable direct costs incurred in addressing the epidemic failure. Additionally, the Company has agreed to provide necessary support to Cisco, its EMS Providers, and any designated third parties for remediation efforts, including but not limited to customer notifications, replacement scheduling, and corrective measures such as product removal, return, reinstallation, and repair.

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

Our use of artificial intelligence may adversely affect our business operations, products, or financial results, and expose us to evolving legal, regulatory, technological, and operational risks.

We utilize artificial intelligence ("AI") technologies in several aspects of our business, including the design and optimization of our secure semiconductors, the development and enhancement of our software services, and the protection of our products against advanced cyberattacks, including those utilizing deep learning techniques for side-channel analysis. AI is also a core component of our strategic initiatives, including the development of decentralized AI processing frameworks and the integration of AI capabilities into our post-quantum secure semiconductors and RISC-V-based platforms.

These initiatives include efforts to create cost-effective, decentralized, and sustainable AI ecosystems that operate in conjunction with post-quantum secure hardware. Such efforts are intended to reduce reliance on centralized processing infrastructure, enhance data privacy, and improve the resilience of AI-enabled systems against emerging threats, including those posed by advancements in quantum computing.

While AI offers potential benefits in product innovation, design efficiency, and security enhancement, our use of AI exposes us to a wide range of risks, many of which are difficult to predict given the rapid pace of AI technological advancements and the limited historical experience with AI deployments in semiconductor design and security-critical applications. There can be no assurance that our AI-enabled products and services will achieve the desired performance improvements, security benefits, or cost efficiencies. In some cases, AI implementation may introduce new design flaws, security vulnerabilities, or operational inefficiencies that could adversely affect product functionality, customer trust, or market acceptance.

In particular, the integration of decentralized AI models with our hardware introduces new technological, cybersecurity, intellectual property, and operational challenges. These AI models, by design, rely on distributed data sources and collaborative learning processes, which may reduce our ability to control data quality, ensure consistency, or guard against adversarial manipulation. In addition, AI-optimized RISC-V architectures may accelerate design cycles, but they may also be subject to increased intellectual property disputes, interoperability issues, or unforeseen performance limitations.

Utilizing AI may expose us to additional intellectual property, cybersecurity, operational, and technological risks, as the technologies underlying AI and its use are subject to a variety of laws, including intellectual property, privacy, and consumer protection. We are also subject to increasing legal, regulatory, and ethical scrutiny regarding our use of AI. In particular, the U.S. Securities and Exchange Commission (SEC) and other global regulatory bodies are actively reviewing corporate disclosures and governance practices related to AI usage. New or expanded laws, regulations, and industry standards governing AI transparency, accountability, explainability, ethical use, bias prevention, privacy, or security could impose additional compliance obligations on us. Such obligations could require us to modify, restrict, or discontinue certain AI-enabled functionalities, leading to increased development costs, reduced product performance, or delays in product releases.

Furthermore, shifting public perception and heightened regulatory focus on the ethical implications of AI, particularly in relation to AI-assisted cybersecurity, government surveillance, and supply chain security, could negatively affect demand for our products, limit the markets in which we can operate, or expose us to reputational harm.

The technologies underlying AI, particularly those related to AI-enhanced cybersecurity, post-quantum secure AI processing, and decentralized AI architectures, are inherently complex, rapidly evolving, and subject to a high degree of uncertainty. As a result, we cannot predict all of the legal, regulatory, operational, technological, or ethical risks associated with the use of AI in our products and operations. If we are unable to effectively manage AI-related risks, our business, reputation, financial condition, and results of operations could be materially and adversely affected.

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

For example, the U.S. agency NIST has recently selected the post-quantum cryptographic (PQC) algorithms for all governmental use of cryptography. While we have aligned our product development with NIST’s PQC process, our ability to fully comply with evolving standards and successfully integrate these algorithms across our product portfolio is critical to maintaining our eligibility for government contracts and leadership in the post-quantum security market. Failure to timely implement NIST-selected algorithms or adapt to additional regional cryptographic requirements could limit our market access, increase compliance and development costs, or fragment our product offerings across different jurisdictions, which could materially and adversely affect our business, operating results, and financial condition.

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

We are dependent on the timely supply of equipment and materials from various sub-contractors and if any one of these suppliers fails to meet or delays their committed delivery schedules due to supply chain disruptions or other reasons, we can suffer lower or lost revenues.

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

The following issues related to our third-party suppliers could have an adverse effect on our ability to meet customer demand and negatively impact our revenues, business operations, profitability and cash flows:

• our suppliers’ failure or inability to react to shifts in product demand, including situations where demand for integrated circuits exceeds suppliers’ capacity to meet that demand;

• a failure or inability by our suppliers to procure raw materials or allocate adequate raw materials for our products, or an increase in prices for raw materials or components;

• an inability to procure or utilize raw materials, components or products from our suppliers due to government prohibitions or restrictions on transactions with certain countries and/or companies, and alternative suppliers, raw material sources or raw materials are not available or not available in acceptable time frames or upon acceptable terms;

• a failure by our suppliers to allocate adequate manufacturing, assembly or test capacity for our products;

• our suppliers’ failure or inability to develop or maintain, or a delay in developing or building out, manufacturing capacity for leading process technologies, including transitions to smaller geometry process technologies;

• the loss of a supplier or the failure or inability of a supplier to meet performance, quality or yield specifications or delivery schedules;

• additional expense or production delays as a result of qualifying a new supplier and commencing volume production or testing in the event of a loss of, or a decision to add or change, a supplier;

• natural disasters, the effects of climate change, acts of war or other geopolitical conflicts impacting the regions in which our suppliers and their manufacturing foundries or assembly, test or other facilities are located;

• health crises, including epidemics or pandemics, and government and business responses thereto, which impact our suppliers, including as a result of quarantines or closures;

• cyber-attacks on our suppliers’ information technology (IT) systems, including those related to their manufacturing foundries or assembly, test or other facilities;

• trade or national security protection policies, particularly U.S. or Chinese government policies, that limit or prevent us from transacting business with suppliers of critical integrated circuit products, or that limit or prevent such suppliers from transacting business with us or from procuring materials, machinery or technology necessary to manufacture goods for us; and

• any other reduction, interruption, delay or limitation in our product supply sources.

In particular, our agreement with one of our third-party suppliers, Presto Engineering Inc., defines, among other things, the following contractual obligations. Failure to meet these obligations could have an adverse effect on our ability to meet customer demand and negatively impact our revenues, business operations, profitability and cash flows.

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

• their obligations vis-à-vis our quality process and our security process, including their obligations to be audited on a yearly basis.

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

The Executive Board Members of SEALSQ hold a weekly meeting with the General Manager to discuss all matters including operational matters and risk management, as well as holding regular, wider meetings with the Senior Management of SEALSQ. During these meetings, the risks faced by the business and any new matters arising or potential threats identified are discussed. The SEALSQ management team also provide updates on their ongoing projects designed to manage these risks, as well as presenting the results of any audits that are being carried out. The full board of directors are also kept appraised on the results of all audits carried out during the year and are required to decide on strategic decisions such as whether to attain accreditations for the business. The board of directors and Audit Committee are responsible also for overseeing the annual audit of SEALSQ which, while primarily focused on the financials of SEALSQ, does also cover certain risks associated with the business.

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

Computer malware, viruses, computer hacking, and phishing attacks have become more prevalent in our industry. SEALSQ’s and WISeKey’s systems have been subject to such attacks in the past, albeit they have always been unsuccessful, and further such attempts to compromise our systems’ security may occur in the future. Because of our brand of trust and security, we believe that we are a particularly attractive target for such attacks. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security, and availability of our products and technical infrastructure to the satisfaction of our customers may harm our reputation and our ability to retain existing customers and attract new customers. Although we have developed systems and processes that are designed to protect our data and user data, to prevent data loss, to disable undesirable accounts and activities on our platform, and to prevent or detect security breaches, we cannot assure you that such measures will provide absolute security, and we may incur significant costs in protecting against or remediating cyber-attacks.

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

As of the date of this report, global inflationary pressure has not materially affected our gross margins and our business. Our suppliers, which are all based in Asia, have not been impacted by the price inflation for energy that Europe and other geographies have experienced, nor from some raw material price inflation which might impact other industries. For fiscal year 2023, we incurred significant payroll cost increases for some of our employees in order to retain and hire engineers given the strong local demand for experienced software and hardware engineers; for fiscal year 2024, there was no significant inflationary impact on our gross margins. While we believe that these costs will be balanced by the US Dollar to Euro exchange rate evolution which has absorbed the extra costs caused by the salary increase, there is no assurance that this cost balance will continue. Accordingly, continued inflationary pressure may have an adverse impact on our gross margins and could have a material adverse effect on our business, financial condition, results of operations or cash flows.

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

Under Section 404 of Sarbanes-Oxley, we are required to include in each of our annual reports on Form 20-F a report containing our management’s assessment of the effectiveness of our internal control over financial reporting. If, in such annual reports on Form 20-F, our management cannot provide a report as to the effectiveness of our internal control over financial reporting as required by Section 404, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our Ordinary Shares.

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

As of December 31, 2024, we had employees located in the United States, in France and other countries and regions. In some of the countries in which we operate, employment laws may grant significant job protection to employees, including rights on termination of employment and setting maximum number of hours and days per week that a particular employee is permitted to work. In addition, in certain countries in which we operate, SEALSQ is or may be required to consult and seek the advice of employee representatives and/or unions. These laws, coupled with the requirement to consult with any relevant employee representatives and unions, could impact our ability to react to market changes and the needs of our business.

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

Risks Related to Taxation

If a United States person is treated as owning at least 10% of our shares, including constructively through the ownership of convertible securities, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. investor owns or is treated as owning (indirectly or constructively, including constructively through the ownership of convertible securities) at least 10% of the total value or voting power of our shares, such investor generally will be treated as a "United States shareholder" with respect to each "controlled foreign corporation," or CFC, in our group. As a result of the current ownership of our shares, including the application of certain attribution rules, we believe that we and our non-U.S. subsidiaries are likely to be classified as CFCs.

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

The Company believes it was not a PFIC for its 2024 taxable year but there can be no assurance regarding the Company’s PFIC status for 2024 or any other taxable year.

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

Based on SEALSQ’s financial statements, business plan and certain estimates, including as to the relative values of its assets, SEALSQ believes it was not a PFIC for its 2024 taxable year, although there can be no assurance regarding SEALSQ’s status as a PFIC for 2024 or any other taxable year. The determination of whether SEALSQ is a PFIC is a fact-intensive determination requiring the application of principles and methodologies that in some circumstances are unclear and may be subject to varying interpretation. Because SEALSQ currently owns a substantial amount of cash, and the valuation of its assets may be determined in part by reference to the market price of SEALSQ Ordinary Shares from time to time, which may fluctuate considerably, there is a risk that SEALSQ could be a PFIC for the taxable year ending December 31, 2025. However, whether SEALSQ is a PFIC for 2025 or any future year can only be determined after the close of the taxable year and will depend on the composition of its income and assets and the value of its assets from time to time during the year. Accordingly, there can be no assurance regarding SEALSQ’s status as a PFIC for 2024, 2025 or any future taxable year.

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

The Company could be required to comply with economic substance requirements in the British Virgin Islands

British Virgin Islands legislation requires certain entities registered in the British Virgin Islands engaged in “relevant activities” to maintain a substantial economic presence in the British Virgin Islands and to satisfy economic substance requirements. The list of “relevant activities” includes carrying on as a business any one or more of: banking, insurance, fund management, financing and leasing, headquarters, shipping, distribution and service center, intellectual property and pure equity holding entities.

Entities which are tax resident outside of the British Virgin Islands (as the Company is), provided they are not tax resident in a country included in Annex I to the European Union list of non-cooperative jurisdictions for tax purposes (which the Company is not), are not required to have economic substance in the British Virgin Islands, regardless of the activity they are conducting.

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

We believe that SEALSQ is and will remain a Swiss resident company for tax purposes and that SEALSQ will benefit from the France-Switzerland double tax treaty when dividend and interest payments are made by SEALSQ France to SEALSQ Corp. Additionally, any payments of dividends and interest to SEALSQ would be made into a bank account that is located in Switzerland and would not be subsequently rewired to a bank account located in the BVI (or any other blacklisted jurisdiction).

The status of SEALSQ’s tax residence may be subject to challenge by the French tax authorities and the onus would be upon SEALSQ to demonstrate that (i) SEALSQ has sufficient substance in Switzerland, including having its place of effective management in Switzerland along with sufficient substance, in particular employees and offices, (ii) SEALSQ is not controlled, directly or indirectly, by a non-French or non-Swiss tax resident, and (iii) SEALSQ is the beneficial owner of the dividends and interest paid by SEALSQ France SAS.

It is important to note that pursuant to a French government Decree (arrêté) dated February 16, 2024, the British Virgin Islands is no longer on the list of “non-cooperative States and territories”. As a result, even if SEALSQ Corp was deemed a tax resident of the British Virgin Islands, the potential adverse French tax consequences that existed prior to that date on dividend and interest payments made by SEALSQ France to SEALSQ Corp have ceased to exist.

A change in tax laws, treaties or regulations, or their interpretation, of any country in which we operate, could result in a higher tax rate on our earnings, which could result in a significant negative impact on our earnings and cash flows from operations.

We operate in various jurisdictions. Consequently, we are subject to changes in applicable tax laws, treaties or regulations in the jurisdictions in which we operate, which could include laws or policies directed toward companies organized in jurisdictions with low tax rates. A material change in the tax laws or policies, or their interpretation, of any country in which we have significant operations, or in which we are incorporated or resident, could result in a higher effective tax rate on our worldwide earnings and such change could be significant to our financial results.

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

As a foreign private issuer, we are permitted to, and we do, rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our ordinary shares.

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

As a “foreign private issuer” and, as a result, are subject to reduced requirements with respect to the reporting of financial statements and other material events to our shareholders and the SEC.

As a foreign private issuer, we are obligated to file an Annual Report with audited financial statements and Form 6-K reports with the United States Securities and Exchange Commission, or the SEC, at such times as we release information to the public either voluntarily or pursuant to the laws of the British Virgin Islands. As a listed Nasdaq company, we also only file a Form 6-K with unaudited six month condensed financial statements. Therefore, the regularity of financial and other information may be less than would be applicable to a domestic United States registered company under the rules and regulations of the SEC. Investors may not receive information on a timely basis, which could increase their risk of investment in us.

We are a “controlled company” as defined under the Nasdaq corporate governance rules. As a result, we qualify for, and intend to rely on, exemptions from certain corporate governance requirements that would otherwise provide protection to shareholders of other companies.

We are a “controlled company” as defined under the Nasdaq corporate governance rules because WISeKey owns more than 50% of our total voting power. For so long as we remain a controlled company, we may rely on certain exemptions from the corporate governance rules, including the rule that our board of directors be comprised of a majority of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Even if we cease to be a controlled company, we may still rely on exemptions available to foreign private issuers, including being able to adopt home country practices in relation to corporate governance matters.

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

BVI Regulatory Environment

We are currently a non-operating business and as such we do not have any industry-specific regulators or regulations that we need to comply with in the BVI. As a BVI business company limited by shares, we are regulated by the laws of the British Virgin Islands, and principally by the corporate law of the BVI which is contained in the BVI Act. The BVI does not distinguish between public and private companies. We are also governed by the BVI Insolvency Act, 2003 (as amended), and the laws and regulations of the BVI which pertain to economic substance and beneficial ownership, as well as common law.

Risks Relating to Our Ordinary Shares

Our Ordinary Shares were not publicly traded before the completion of the Spin-Off Distribution on May 23, 2023. While an active trading market currently exists, such a market may not be maintained and therefore it may not provide you with adequate liquidity for our Ordinary Shares.

Before the Spin-Off Distribution, which was completed on May 23, 2023, there was no public market for our Ordinary Shares. As of December 31, 2024, WISeKey and its affiliates, including Mr. Carlos Moreira, held 6.1% of the Ordinary Shares and WISeKey held 100% of the Class F Shares, which together mean they held approximately 53% of the voting rights of SEALSQ, and this concentration of ownership could make it less likely that an active and liquid trading market for our Ordinary Shares be maintained on Nasdaq.

Although our Ordinary Shares are listed on the Nasdaq Stock Market, LLC, the market for our Ordinary Shares has demonstrated varying levels of trading activity. The current level of trading may not be sustained in the future. The lack of an active market for our Ordinary Shares may impair investors’ ability to sell their Ordinary Shares at the time they wish to sell them or at a price that they consider reasonable, may reduce the fair market value of their Ordinary Shares and may impair our ability to raise capital to continue to fund operations by selling Ordinary Shares and may impair our ability to acquire additional assets by using our Ordinary Shares as consideration.

We may experience extreme share price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

The U.S. stock market has witnessed instances of extreme stock price run-ups followed by rapid price declines, particularly among newly public companies. In many instances, such volatility has appeared disconnected from the issuers’ operational performance and financial condition. While market fluctuations are an inherent risk for publicly traded companies, such volatility could distort the market perception of our share price and financial performance, potentially affecting the liquidity of our Ordinary Shares.

Further, if the trading volumes of our Ordinary Shares are low, shareholders may face difficulties in liquidating their investments or may be forced to sell at unfavourable prices. As a result, investors may experience losses on their investment in our Ordinary Shares, and our ability to access capital markets could be adversely affected.

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

In order to raise additional capital, including to support our growth plans, or in connection with equity awards, strategic transactions or otherwise, we may in the future offer additional Ordinary Shares, or other securities convertible into or exchangeable for our Ordinary Shares, including convertible debt. We expect that a component of our potential future financing requirements will be raised through equity offerings. We cannot predict the size of future issuances or sales of our Ordinary Shares or other securities, including those made in connection with future acquisitions or capital raising activities, or the effect, if any, that such issuances or sales may have on the market price of our Ordinary Shares. The issuance and sale of substantial amounts of Ordinary Shares or other equity-linked securities, or announcement that such issuance and sales may occur, may have the effect of diluting the value of the Ordinary Shares held by our investors and could adversely affect the market price of our Ordinary Shares. In addition, we cannot assure you that we will be able to make future sales of our Ordinary Shares or other securities in any other offering at a price per share that is equal to or greater than the price per share paid by investors, and investors purchasing shares or other securities in the future could have rights that are superior to existing shareholders. The issuance of additional Ordinary Shares or other securities could adversely impact the trading price of our Ordinary Shares.

The market price of our Ordinary Shares may be subject to significant fluctuations.

The market price of our Ordinary Shares has been, and is likely to continue to be, volatile. The variance in our stock price makes it difficult to forecast the stock price at which an investor may be able to buy or sell Ordinary Shares. Among the factors that could affect our share price are:

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

Under the rules of the Nasdaq Capital Market, listed companies are required to maintain a share price of at least $1.00 per share (the “Minimum Bid Price Requirement”). If the share price declines below $1.00 for a period of 30 consecutive business days, then the listed company has a cure period of at least 180 days to regain compliance with the $Minimum Bid Price Requirement. If the price of our Ordinary Shares closes below $1.00 for 30 consecutive days, and if we cannot cure that deficiency within the 180-day timeframe, then our Ordinary Shares could be delisted. Additionally, in January 2025, the SEC approved Nasdaq’s proposal to modify its listing standards governing minimum bid price compliance periods and delisting processes, such that, among other matters, if a company fails to maintain the Minimum Bid Price Requirement, and had previously executed a reverse stock split within the prior year, it would immediately receive a notification letter from the Nasdaq Listing Qualifications Department commencing delisting proceedings, with no compliance period.

In the event of a delisting from the Nasdaq Capital Market, our Ordinary Shares would likely be traded in the over-the- counter inter-dealer quotation system, more commonly known as the OTC. OTC transactions involve risks in addition to those associated with transactions in securities traded on the securities exchanges, such as the Nasdaq Capital Market, or other exchange-listed stocks. Many OTC stocks trade less frequently and in smaller volumes than exchange-listed stocks. Accordingly, our Ordinary Shares would be less liquid than it would be otherwise. Also, the prices of OTC stocks are often more volatile than exchange-listed stocks. Additionally, many institutional investors are prohibited from investing in OTC stocks, and it might be more challenging to raise capital when needed.

If the market price of our Ordinary Shares is below $5.00 per share, under stock exchange rules, our shareholders will not be able to use such Ordinary Shares as collateral for borrowing in margin accounts. This inability to continue to use our Ordinary Shares as collateral may lead to sales of such shares creating downward pressure and increased volatility in the market price of our Ordinary Shares.

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

Our Ordinary Shares have one (1) vote per share as against each other Ordinary Share but, as a class, the Ordinary Shares are fixed at 50.01% of the Company’s voting power. Our Class F Shares have a variable number of votes that ensure that WISeKey and other Class F Shareholders are fixed at 49.99% of the Company’s voting power, and WISeKey may, and as of December 31, 2024 does, have voting power that, in the aggregate, exceeds 49.99% of the Company’s voting power, regardless of the actual proportion of the shares of the Company held by it. This voting feature is not common among other corporations and may have an adverse effect on our shareholders other than WISeKey. SEALSQ is reserving up to 5% of its Class F Shares for issuance pursuant to an F Share Option Plan for certain directors and senior management of SEALSQ, its subsidiaries and its parent. As a result, WISeKey’s initial ownership percentage of Class F Shares is subject to the grant and exercise of SEALSQ Class F Share Options from time to time. Our Articles provide that, in the event of a change of control (being the acquisition by any person or entity, alone or jointly, of more than 50% of the voting rights of any Class F Shareholder which is a corporate entity), as determined by SEALSQ’s board of directors, the Class F Shares owned by such Class F Shareholder will be subject to a mandatory and automatic redemption by SEALSQ in exchange for the issuance of new Ordinary Shares at a ratio of five (5) Ordinary Shares for each one (1) Class F Share redeemed. A change in the control of WISeKey would trigger this provision as it is a corporate entity holding Class F Shares. See Item 10.B. Memorandum and Articles of Association for a further discussion of the terms of the Articles. Accordingly, WISeKey will effectively control all matters submitted to the shareholders for the foreseeable future, including the election of directors, amendments of our organizational documents, compensation matters, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval.

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

Our Articles will not prevent WISeKey or other Class F shareholders from having more than 49.99% of the voting power of our outstanding shares in aggregate. As of December 31, 2024, WISeKey holds 6% of our Ordinary Shares, and combined with its holding of Class F Shares, 52.99% of the voting power of our outstanding shares in aggregate. In the future, other Class F Shareholders could have voting power that exceeds 49.99% of the voting power of our outstanding shares in aggregate, including substantially in excess, as a result of their ownership of our Ordinary Shares.

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

As of December 31, 2024, WISeKey holds 6% of our Ordinary Shares, and combined with its holding of Class F Shares, 52.99% of the voting power of our outstanding shares in aggregate. In the event that WISeKey and our other Class F Shareholders have less than 49.99% of the voting power of our shares prior to giving effect to the voting power of the Class F Shares, which is currently the case, the issuance of additional shares by us in the future to shareholders other than Class F Shareholders will dilute the economic interests of WISeKey and our other Class F Shareholders but will not result in further dilution of the voting power of WISeKey and our other Class F Shareholders.

Future issuances of our Ordinary Shares will dilute the voting power of our holders of Ordinary Shares, but may not result in further dilution of the voting power of Class F Shareholders.

Future issuances of our Ordinary Shares will dilute the voting power and economic interests of holders of our Ordinary Shares and future issuances to shareholders other than Class F Shareholders will dilute only the economic interests of our Class F Shareholders. However, because the Class F Shares have variable voting rights, in the event that our Class F Shareholders have less than 49.999999% of the voting power of our shares prior to giving effect to the voting power of the Class F Shares, future issuances of Ordinary Shares to shareholders other than Class F Shareholders will not result in dilution of the voting power of our Class F Shareholders, but rather, will correspondingly increase the voting power of the Class F Shares.

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

SEALSQ Corp is the holding company of the SEALSQ Group. The SEALSQ Group consists of SEALSQ Corp, SEALSQ France SAS, SEALSQ USA Ltd, WISeKey IoT Japan KK and SEALSQ France, Taiwan Branch. Our business purpose is to incorporate, acquire, hold, and dispose of interests in national and international entities, in particular entities active in the area of security technology of IoT devices, branded appliances and precious objects, and other such related areas.

SEALSQ is a subsidiary of WISeKey International Holding Ltd, a Swiss stock corporation (Aktiengesellschaft) of unlimited duration under the laws of Switzerland and registered in the Commercial Register of the Canton of Zug, Switzerland, on December 2, 2015 under the register number CHE-143.782.707. SEALSQ was incorporated by WISeKey to serve as the holding company of 2 subsidiaries and 1 branch (which formerly represented WISeKey’s global semiconductor business). Pursuant to an internal restructuring of WISeKey on January 1, 2023, WISeKey transferred the ownership of SEALSQ France SAS (formerly known as “WISeKey Semiconductors SAS”), a French semiconductor manufacturer and distributor, WISeKey IoT Japan KK, a Japan-based sales subsidiary of SEALSQ France SAS, and SEALSQ France, Taiwan Branch, a Taiwan-based sales and support branch of SEALSQ France SAS, to SEALSQ in a share exchange.

SEALSQ France SAS was incorporated in France on September 30, 2010, and was acquired by WISeKey International Holding AG on September 21, 2016 for a total consideration of $11.0 million. On March 15, 2020, SEALSQ France SAS purchased the entire share capital of WISeCoin R&D Lab France SAS, a French company engaged in research and development in the connected device and IoT security domain, from WISeCoin AG, a fellow undertaking of WISeKey, for a notional consideration of EUR 1. On January 1, 2021, the entire assets and liabilities of WISeCoin R&D Lab France SAS were merged into SEALSQ France SAS and WISeCoin R&D Lab France SAS was dissolved with immediate effect. SEALSQ France SAS purchased the entire share capital of WISeKey IoT Japan KK on April 15, 2019 from WISeKey SA, a fellow subsidiary undertaking of WISeKey International Holding AG for a nominal consideration of JPY 1. SEALSQ France SAS completed the transfer of SEALSQ France, Taiwan Branch, on March 4, 2019 from WISeKey International Holding AG for no consideration.

On January 1, 2023, WISeKey contributed these subsidiaries to SEALSQ, and on May 23, 2023, as the then-sole shareholder of SEALSQ, distributed 20% of SEALSQ’s outstanding ordinary shares of $0.01 par value per share (“Ordinary Shares”) to holders of WISeKey Class B Shares (“Class B Shares”), including to holders of WISeKey American Depositary Shares (“ADSs”) representing Class B Shares, and to holders of WISeKey Class A Shares (“Class A Shares”), as a distribution by way of a dividend in kind to such holders who held such ADSs as of the May 22, 2023 record date and such Class B shares and Class A shares as of the May 19, 2023 record date (the “Spin-Off Distribution”). As of December 31, 2023, WISeKey held 100% ownership of SEALSQ Class F Shares with a par value of $0.05 per share (“Class F Shares” and the holders thereof "Class F Shareholders") and 38.85% of SEALSQ Ordinary Shares. As of December 31, 2024, WISeKey held 100% ownership of the SEALSQ Class F Shares and 6% of SEALSQ Ordinary Shares.

On May 24, 2023, SEALSQ listed its Ordinary Shares on the Nasdaq Global Market under the ticker symbol “LAES”. On October 4, 2023, SEALSQ transferred the listing of its Ordinary Shares from the Nasdaq Global Market to the Nasdaq Capital Market.

On August 1, 2024, we received written notification from the NASDAQ Stock Market, indicating that because the closing bid price of our Ordinary Shares was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market for 30 consecutive business days, from June 18, 2024 to July 31, 2024, we were not in compliance with Nasdaq Listing Rule 5550(a)(2). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the applicable grace period to regain compliance was 180 days, or until January 28, 2025.

On December 26, 2024, we received formal written confirmation from the Nasdaq Stock Market, confirming that the Company regained compliance with Nasdaq’s minimum bid price requirement. The regaining of compliance is a result of the Company’s closing bid price of the Ordinary Shares being at least $1.00 per share for at least 10 consecutive business days prior to the January 28, 2025 deadline, as described in the initial notice from Nasdaq received by the Company on August 1, 2024. The closing bid price of the Company’s Ordinary Shares was at $1.00 per share or greater from December 11 to December 24, 2024. Accordingly, Nasdaq Listing Qualifications Staff determined that the Company regained compliance with Nasdaq Listing Rule 5550(a)(2), and the matter was closed.

SEALSQ is a semiconductor company specializing in the design of secure microcontrollers and advanced cybersecurity solutions that integrate post-quantum cryptography (PQC) for the Internet of Things (IoT) ecosystem. As an OEM supplier, we cater to a diverse range of clients, including IoT device manufacturers, branded appliances, and high-value objects, ensuring digital trust and security in an increasingly interconnected world. SEALSQ uniquely combines semiconductor and cybersecurity technologies, embedding countermeasures capable of resisting state-of-the-art tampering attacks, including those anticipated from future quantum computing threats. SEALSQ has been granted the highest security resistance level (CC EAL5+), positioning us as a leader in the industry. SEALSQ operates as a Public Key Infrastructure (PKI) Root Certification Authority, certified by global organizations such as WEBTRUST, GSMA, CSA-MATTER, and WI-SUN, covering essential sectors like SSL/TLS, telecommunications, utilities, and home automation. By integrating cybersecurity, semiconductors, and post-quantum IoT, SEALSQ is pioneering the future of digital trust, ensuring that connected devices have a secure, verifiable identity and can communicate safely in an increasingly digital landscape.

The SEC maintains an internet site at http://www.sec.gov that contains reports, information statements, and other information regarding issuers that file electronically with the SEC.

B.	Business Overview

Overview

SEALSQ is a leading innovator in post-quantum Technology hardware and software solutions. Our technology seamlessly integrates Semiconductors, PKI (Public Key Infrastructure), and Provisioning Services, with a strategic emphasis on developing state-of-the-art Quantum Resistant Cryptography and Semiconductors designed to address the urgent security challenges posed by quantum computing. Our products are engineered to safeguard critical systems, enhancing resilience and security across diverse industries.

SEALSQ was established as a subsidiary of WISeKey International Holding AG, combining decades of expertise in cryptographic security and trusted digital infrastructure. Headquartered in Switzerland, we operate across Europe, the United States, and other strategic markets. Our solutions provide the foundation of digital trust for businesses and governments worldwide.

Our solutions provide the foundation of digital trust for businesses and governments worldwide.

SEALSQ’s comprehensive portfolio, which includes secure microcontrollers, PKI services, compliance with IoT standards like Matter, GSMA eUICC root certificates, tailored ASICs, and post-quantum cryptography capabilities, uniquely positions the Company to address evolving market needs. These capabilities, combined with SEALSQ’s entry into the TPM market, ensure strong growth potential and market leadership in the cybersecurity and IoT sectors.

What does SEALSQ do?

SEALSQ delivers integrated digital security solutions that combine four critical components into a unified offering: Root-of-Trust, Secure Chips, trusted Identity Generation and Management (PKI), and Personalization Services. Together, these components ensure the confidentiality, integrity, and authenticity of connected devices and digital communications.

Our offerings are structured around four foundational technology pillars:

1.	Our Swiss-based Post Quantum Root of Trust:

Offering neutrality, reliability, and is certified by leading industry standards such as WebTrust (browsers), Matter (Smart Home), and Wi-SUN (Smart Grid).

2.	Public Key Infrastructure services:

Leveraging this root-of-trust we offer a SaaS solution to issue and manage cryptographic credentials that authenticate users, devices, and systems. Our platform uses quantum resistant cryptographic algorithms recommended by the National Institute of Standards and Technology (NIST).

3.	Personalization Services:

Industrial-scale systems for embedding digital identities into secure microcontrollers, enabling seamless integration and secure operation at scale.

4.	Quantum Resistant certified secure microcontrollers:

Designed to protect and store digital identities, ensuring robust authentication for connected devices and systems.

SEALSQ’s comprehensive product range meets the growing demand for secure, certified solutions across industries:

•	Post-Quantum Chips: SEALSQ is developing two secure microcontrollers with quantum-resistant cryptographic capabilities, scheduled for market release in Q4 2025.

•	VaultIC Secure Microcontrollers: Pre-provisioned cryptographic chips for IoT devices, enabling secure authentication and protection against cyber threats. Recent innovations include VaultIC292 for Matter devices, and VaultIC408 for smart meters and industrial IoT.

•	Public Key Infrastructure (PKI): INeS, our PKI-as-a-Service software leverages on our Swiss-based Root of Trust to conveniently and scalably issue and manage trusted device identities ensuring IoT device compliance with protocols such as Matter, Wi-SUN, and WebTrust. Our PKI solutions now include post-quantum algorithms to protect against quantum threats.

•	Personalization Services: Enabling clients to pre-provision private keys and certificates into chips within 4 weeks, reducing costs and time-to-market. But also, on-line or off-line during device manufacturing using our INeS Box device.

Which industries do we serve?

SEALSQ solutions serve high-growth industries requiring secure, scalable, and certified solutions. Some examples of the use cases of our products are as follows:

•	Smart Homes & Consumer Electronics: SEALSQ products help device makers accelerating time to market and reducing costs by easing compliance with the growingly adopted Matter protocol that ensures secure and seamless interoperability across connected devices, addressing a market projected to reach $78 billion by 2025 (Source: Statista 2023).

•	Automotive: Securing Plug-and-Charge infrastructure (EV Charging stations), a sector expected to grow at a 31% CAGR through 2030 (Source: Fortune Business Insights 2022).

•	IoT and Smart Cities: Protecting billions of IoT devices, with the number of connected devices requiring protection anticipated to reach 28.3 billion units by 2027 (Source: IoT Analytics 2023).

•	Critical Infrastructure: Securing smart grids and utilities through FIPS 140-3 certified solutions.

•	Healthcare: Enabling secure communication for medical devices and sensitive patient data.

•	Industrial IoT: Providing tamper-resistant chips for sensors and mission-critical systems.

SEALSQ semiconductors and PKI services contribute to secure millions of objects: luxury products, routers, gateways, utilities meters, E.V. chargers, drones, authentication dongles, storage memory USB sticks, medical devices, connected door-locks, and a variety of other electronic consumers devices.

Our Key Differentiators, Our Value Proposition

1.	Digital Security “PURE” player:

We focus only on security, unlike our biggest hardware competitors who specialize in a broad range of embedded components.

2.	Digital Security “FULL” player:

The only market player integrating all aspects of a connected device’s security from the Root-of-Trust to the Secure Elements (secure microcontrollers), including PKI Services and industrial-scale personalization services. This end-to-end approach streamlines security deployment for connected devices and systems, reducing complexity and enhancing protection.

3.	Post-Quantum Technology:

A key focus and competitive differentiator. SEALSQ is developing two quantum-resistant chips scheduled for release in Q4 2025 and has already integrated post-quantum algorithms into its PKI solutions.

4.	Fabless:

A cost-efficient, flexible business model focusing on the core profit area of the value chain (semiconductor design and trust services).

5.	Customization / ASICS:

SEALSQ designs and delivers tailor-made chips to meet the specific performance and security needs of its clients.

6.	Neutral Root of Trust:

Our Swiss-based Root of Trust, accredited by numerous industry ecosystems or standards such as WebTrust, Matter, GSMA and Wi-SUN, ensures compliance, neutrality, and reliability.

Our differentiators allow us to serve highly demanding global customers such as CISCO, THALES, SIEMENS, TOSHIBA, and PARROT.

Market Size & Trends

Today, SEALSQ operates globally in multi-billion dollar markets, all forecasted to grow between 7% and 16% annually in the coming years:

•	The PKI services market grew from $ 5.61 billion in 2023 to $ 6.53 billion in 2024 and is expected to continue growing at a CAGR of 16.69%, reaching $ 16.54 billion by 2030.[2]

•	The global secure microcontroller market is experiencing steady growth, driven by increasing demand for enhanced security in various applications such as mobile secure transactions, authentication, and smart cards. In 2023, the market was valued at approximately $ 2.07 billion and is projected to reach $ 3.82 billion by 2030, growing at a CAGR of 7.2% during the forecast period.[3]

Additionally, SEALSQ expects to enter new markets in 2025:

•	Trusted Platform Module (TPM) market size was valued at USD 4.1 Billion in 2022 and is projected to reach USD 8.5 Billion by 2030, growing at a CAGR of 9.8% from 2024 to 2030.[4]

•	The global ASIC market was valued at $ 18.35 billion in 2023 and is projected to reach $ 39.53 billion by 2032, exhibiting a CAGR of 8.9% during the forecast period.[5]

•	The market for quantum-resistant cryptography solutions is experiencing significant growth, driven by the increasing need to secure digital infrastructure against potential quantum computing threats. According to Allied Market Research, the global quantum-resistant cryptography solutions market was valued at $ 523.4 million in 2023 and is projected to reach $ 7.8 billion by 2032, growing at a compound annual growth rate (CAGR) of 35% from 2024 to 2032.[6]

•	Focusing specifically on post-quantum cryptography (PQC), MarketsandMarkets reports that the PQC market size is estimated to grow from $ 302.5 million in 2024 to $ 1.9 billion by 2029, at a CAGR of 44.2% during the forecast period.[7]

__________________________

2 “Public Key Infrastructure Market – Global Industry Analysis and Forecast (2024-2030)”, Maximize Market Research, July 2024.

3 “Secure Microcontroller Market: Global Industry Analysis and Forecast (2024 -2030)”, Maximize Market Research, June 2024.

4 “Trusted Platform Module (TPM) Market Insights”, Verified Market Reports, February 2025.

5 “Global Application Specific Integrated Circuit (Asic) Industry Research Report, Competitive Landscape, Market Size by 2033”, Business Research Insights, February 2025.

6 “Quantum-resistant Cryptography Solutions Market Research, 2032”, Allied Market Research, August 2024.

7  “Post-Quantum Cryptography (PQC) Market”, MarketsandMarkets, September 2024.

Competitive Position

SEALSQ operates in a specialized market with strong competitors like NXP, STMicroelectronics (STM), Samsung, Microchip, and Infineon (IFX) and also identity service companies like Thales, Digicert, Keyfactor, HID, and Entrust.

Key Market Drivers Expected to Fuel SEALSQ's Market Share Growth in 2025

During the year 2024, we have created a record 38 new “Design-IN's” for our existing solutions which should feed our 2025 revenue and we anticipate our 2025 growth to be driven by:

1.	Entry into the TPM Market (2025):

We closed the financial year 2024 with over 60 Qualified leads and already 1 "Design-IN" in relation to our TPM market offering. SEALSQ’s planned entry into the Trusted Platform Module (TPM) market in 2025 will leverage its expertise in post-quantum cryptography and hardware security. The booming TPM market, expected to grow significantly in the coming years, presents a new avenue for SEALSQ to expand its market share and address hardware-based security needs.

2.	Tailor-Made Security ICs (ASICs):

SEALSQ’s ability to offer custom security ASICs, integrated with quantum-resistant features, provides a competitive advantage in sectors requiring specialized hardware solutions, such as automotive, industrial, and telecommunications.

3.	Adoption of Post-Quantum Cryptography (PQC):

The threat of quantum computing to traditional encryption methods is accelerating the adoption of PQC. SEALSQ’s integration of quantum-resistant algorithms into its PKI services and secure microcontrollers positions the company as a leader in this emerging field.

4.	Regulatory Compliance:

Stringent data protection regulations (e.g., GDPR, HIPAA) and global initiatives to adopt PQC standards (e.g., NIST) are pushing industries to adopt secure solutions that SEALSQ can provide.

5.	Rising Cybersecurity Threats:

Increasing frequency and sophistication of cyberattacks are driving the demand for advanced security solutions, including secure microcontrollers, PKI services, and ASICs with quantum-resistant features.

6.	IoT Expansion and Interoperability Standards:

The proliferation of IoT devices requires secure communication and data integrity. SEALSQ's commitment to compliance with IoT interoperability standards such as Matter enhances the appeal of its secure microcontrollers and ASICs, ensuring seamless integration across connected ecosystems.

7.	Inclusion of GSMA eUICC Root Certificates:

SEALSQ’s GSMA eUICC root certificates enable secure mobile connectivity and SIM management, positioning the company as a trusted provider for telecommunications and IoT applications requiring secure provisioning and authentication.

8.	Growth in Digital Transactions:

Increasing reliance on digital payments, e-commerce, and online banking is driving the need for secure PKI services to authenticate users and protect data.

9.	Cloud Adoption and Remote Work:

As businesses move to the cloud and adopt remote work models, there is a growing need for secure PKI-based solutions to protect data and ensure seamless authentication.

10.	Competitive Edge Through Innovation:

SEALSQ’s focus on integrating post-quantum cryptography into its products, coupled with its expertise in secure microcontrollers, PKI services, and TPMs, positions it at the forefront of the rapidly evolving security market.

11.	Global Collaborations and Initiatives:

Participation in global standards development for PQC, IoT, and GSMA certification enhances SEALSQ’s credibility and market reach.

Strategic Projects for 2025

a) Quantix Edges: Semiconductor personalization & design center in Spain

WISeKey and SEALSQ jointly, together with OdinS and TProtege, two Spanish companies with extensive experience in R&D&i (Research & Development & Innovation) worldwide and in the design and manufacturing of IoT devices and solutions, plan to establish in the Region of Murcia a “Center of Excellence in Cybersecurity and Microchips” under the financial umbrella of the Microelectronics and Semiconductors Plan (PERTE CHIP) initiated by Spain.

The project called Quantix Edges is in the final stages of the approval process by the Sociedad Espanola para la Transformacion Tecnologica (SETT), the Spanish government’s entity responsible for funding under the PERTE budgets. The project features a EUR 20 million investment by WISeKey, SEALSQ, OdinS and TProtege and SETT over a period of 3 years, involving the creation of up to 200 highly qualified direct jobs (300 indirect). The projection estimates of the internal rate of return for this project at the end of year 7 are at 18% with a net present value of EUR 120 million.

The project would focus on three key areas of the semiconductor value chain, as the most appropriate response to the global geo factors that condition this market, particularly to reduce the excessive geostrategic dependence on a few countries, located mainly in Southeast Asia:

•	Design of microcontrollers and their validation chain, prior to their production at industrial scale.

•	Testing and assembly: Each chip must be individually tested and assembled in a suitable package, ready to be integrated into the final electronic card: Process known as OSAT (Open Semiconductors Assembly and Test).

•	Personalization Phase in which the software and identifiers are loaded into the semiconductors. This stage is strategically important in several markets, such as automotive and IoT, where each semiconductor must contain an inviolable identity for full protection in terms of cybersecurity, according to the demands of government regulators.

The project would be developed through a "fabless" environment and offers a series of significant advantages that respond not only to the current needs of the industry, but also to the future demands at U.S., European and global level. Advantages of our project are rooted in several key factors:

•	Expertise in Design with RISC-V Technology:

o	Leveraging experienced designers and RISC-V technology enables the creation of highly tailored chips, meeting specific market requirements.

o	Ensures project relevance on a national and international scale, aligning with the PERTE strategy and the EU CHIP Act.

•	Compliance with Safety Standards and Certifications:

o	Emphasis on developing products that strictly adhere to safety standards, including Common Criteria and NIST.

o	Reinforces user confidence and facilitates product adoption in European, US, and Latin American markets.

o	Aligns with the EU's commitment to certification issues.

•	Collaboration with Third-Party Partners:

o	Partnering for silicon wafer production enhances operational efficiency and enables large-scale production to meet market demands.

•	Rigorous Quality Control System:

o	Establishing a comprehensive quality control system with individual chip testing ensures high standards, allowing only functional chips in the production process.

•	Security in Sensitive Operations:

o	Guaranteeing security in critical processes like data injection, firmware, certificates, and keys.

o	Conducting operations in a Common Criteria EAL5+ certified environment and aligning with the EU's EUCS for heightened security.

•	Late Customization and Flexibility:

o	Customizing chips at an advanced stage and employing "late customization" offers agility in responding to specific customer demands.

o	Reduces lead times and minimum quantities from order, enhancing responsiveness.

•	WISeKey Root-of-Trust Accreditation:

o	Utilizing WISeKey Root-of-Trust, accredited by recognized organizations like WebTrust, Matter, GSMA, and WI SUN, enhances the security of certificates and injected keys.

o	Establishes greater trust in the products.

•	Adaptability to European, American, and Latin American Markets:

o	Project flexibility and customization cater to diverse market needs in Europe and America, contributing to greater acceptance and local adaptation.[8]

__________________________

8 “Critical Infrastructure Security”, ABI Research, February 2021

b) QUASAR Program Update

In 2022, we were excited to announce the kick-off of the QUASAR (QUAntum resistant Secure ARchitecture) project, our next generation of secure microcontrollers built on our new Secure RISC-V CPU.

We expect that our new quantum resistant secure chips will be available to the market in Q4 2025, and we are already delivering (Q1 2025) the first samples to some pilot customers.

SEALSQ has integrated advanced post-quantum cryptographic algorithms, such as CRYSTALS-Kyber and CRYSTALS-Dilithium, into the INeS PKI offering. These algorithms are designed to withstand the computational power of future quantum computers, ensuring the long-term security of encrypted data and communications.

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

This post-quantum cryptography toolbox will help to protect against the security threat posed by quantum computers, allowing hybrid solutions by no later than 2025 as recommended by the French ANSSI. In addition to this, SEALSQ plans to upgrade its PKI offer, adding new post-quantum features for the IoT market: Secure authentication, Brand protection, Network communications, future FIDO (“Fast Identity Online”) evolutions and additional generally web- connected smart devices that obtain, analyze, and process the data collected from their surroundings. SEALSQ is executing this project under the name “QUASAR” (QUAntum resistant Secure ARchitecture.).

c) Capital Investments

SEALSQ has successfully rolled out a significant investment project that ended in 2024 with the intention of increasing and upgrading the overall capacity of production within its supply chain. While SEALSQ does not manufacture its own semiconductors, it does own certain capital materials required in order for its suppliers to undertake and complete the production process. The investment project has allowed for more flexibility in the number of production and testing lines that SEALSQ can resort to.

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

Our current focus on R&D extends our portfolio along the following technological evolutions:

•	the QUASAR (QUAntum resistant Secure ARchitecture) project, a radical innovative solution, based upon the new WISeKey Secure RISC V based platform that is paving the way for the post-quantum cryptography era.

•	silicon techniques to bolt our secure vault to general purpose processors in a certifiable tamperproof way,

•	software techniques to secure and automate the onboarding of a connected device with a platform in a cloud,

•	cryptographic techniques to combine post-quantum attack resistance with our side channel attack resistance in a certifiable way,

•	ledger and blockchain techniques to offer a transparent, immutable, and cryptographically verifiable journal of our lifecycle management,

•	countermeasure techniques to stay ahead of the cyberattack evolutions, and

•	in partnership with FOSSA and WISeKey, the launch of the WISeSat constellation, picosatellites, manufactured by FOSSA, to enable the direct connection of satellites to IoT devices.

While our current products serve our current markets well, we believe the products resulting from our R&D will create additional opportunities in upgrade markets, in different sectors, and in new applications of our technology in innovating markets.

d) Quantum as a Service

In 2025, SEALSQ advanced its commitment to quantum computing by investing in ColibriTD, a pioneering quantum technology company. This strategic investment aims to integrate ColibriTD's Quantum-as-a-Service (QaaS) platform into SEALSQ's Quantum Roadmap, facilitating a hybrid quantum-classical computing environment. The collaboration is expected to enhance various industrial applications, including secure communications, satellite navigation, advanced cryptographic security, and complex simulations in fields such as combustion, fluid dynamics, and material deformation.

Additionally, SEALSQ is working with its partners to bring quantum computing to the cloud, making this transformative technology more accessible to businesses, researchers, and developers. This initiative will enable SEALSQ to offer quantum-enhanced cryptography, post-quantum security, quantum simulations, and optimization services through its cloud platform.

These efforts underscore SEALSQ's dedication to integrating cutting-edge quantum technologies into its product offerings, positioning the company at the forefront of the emerging quantum computing landscape.

e) Sales & Distribution

Operational Review: 2024 – A Record Year for New Projects

In 2024, SEALSQ achieved a record-breaking 46 new Design-WINs and 14 new Design-INs, setting the stage for sustained pipeline growth in 2025.

SEALSQ’s 2024 activity for the 2025 pipeline has been driven by:

•	Existing Customers:

o	TOSHIBA began production in Q1 2025 with SEALSQ’s new VaultIC408 for its latest smart meter designs.

o	LEGIC engaged SEALSQ for a new packaging form factor for its next-generation devices using the MS6001 secure chip, with production set to commence in Q3 2025.

•	New Customers, including:

o	Numerous "Matter" Smart Home deals in Europe and Asia, where device manufacturers have chosen SEALSQ’s Matter-certified PKI solutions, either standalone or integrated with the VaultIC292 secure element.

o	A key U.S. medical industry player specializing in innovative treatments (cardiovascular, diabetes, etc.), incorporating SEALSQ’s secure element and PKI services into multiple projects.

o	Electronic smart lock manufacturers, including MIWA (Japan) and Sunion (Taiwan).

In addition, the upcoming release of the new post-quantum chips and particularly the QVault Trusted Platform Module (TPM) has attracted the market’s attention with our Sales team engaging active commercial discussions with 41 potential TPM customers in Q4 2024, generating an unweighted pipeline value estimated to be $32 million for the 2026-2028 period.

Strategic Outlook: Scaled Up Our Global Footprint in 2024

Throughout 2024, SEALSQ strategically expanded its global presence, securing key partnerships with renowned distributors and sales representatives in crucial markets. These alliances have strengthened SEALSQ’s market position while fueling growth by leveraging each partner's expertise and established networks.

EMEA Expansion

In EMEA, SEALSQ partnered with Micon, a leading semiconductor distributor with a strong presence in Israel, the Nordics, and Italy. Micon’s extensive market reach and industry expertise aligns seamlessly with SEALSQ’s growth strategy, unlocking new opportunities in verticals such as Military, Consumer IoT, and Smart Grid.

To further solidify its presence in Israel, SEALSQ signed a representative agreement with V2C. Additionally, a major semiconductor distributor is set to join SEALSQ’s network, further strengthening its foothold in France, Spain, and Italy.

North America Expansion

In North America, SEALSQ established strategic alliances with three sales representative organizations—CJR Associates, Rep One, and SJ England—covering the entire U.S. Northeast. Simultaneously, SEALSQ entered a nationwide representation and distribution agreement with Symmetry, a leading U.S. semiconductor distributor known for its deep market knowledge and client-centric approach.

These partnerships, coupled with an expanded domestic team following SEALSQ’s aggressive hiring efforts, have significantly bolstered SEALSQ’s presence across the U.S. This hiring momentum will continue throughout 2025, ensuring seamless support for new and existing clients.

Asia Expansion

SEALSQ has also strengthened its footprint in Asia, reinforcing its local sales team and forging new partnerships.

•	Taiwan: SEALSQ partnered with GRL, a global design lab, and Holystone, a prominent local electronic components distributor. These collaborations have already yielded new business, particularly in Consumer IoT, PKI, and Matter Smart Home applications.

•	Japan: SEALSQ deepened its market presence through collaborations with Okaya Electronic and Allion, two highly regarded distributors with strong industry expertise. Their local market knowledge and customer-first approach ensure SEALSQ effectively navigates the complexities of the Japanese business landscape.

•	In addition to its Okaya partnership, SEALSQ is finalizing an agreement with another major Japanese distributor, further solidifying its position in the region.

At the close of 2024, SEALSQ accelerated its presence in Asia by securing a distribution agreement with DTDS, a key player in semiconductor distribution. Through DTDS, SEALSQ aims to expand into previously underserved markets, including India, Singapore, Thailand, Malaysia, Indonesia, Vietnam, and the Philippines.

f) SEALCOIN

The responsibility for the development of the decentralized technology project “SEALCOIN” was transferred to our parent company, WISeKey, as of June 27, 2024. While the SEALCOIN project was originally under development by WISeKey and SEALSQ as a collaborative ‘proof of concept’ (with the aim of assessing the practical potential of the concept), the parties concluded that the SEALCOIN platform and tokens would be developed by WISeKey (capitalizing on WISeKey’s cybersecurity expertise), whereas SEALSQ is to focus on the development of the related semiconductor technology hardware and firmware (capitalizing on SEALSQ’s semiconductor and PKI expertise). The future role of SEALSQ in this project is expected to be as a supplier of secure semiconductors to or through SEALCOIN AG, a subsidiary of WISeKey, with SEALCOIN AG as a distributor of those chips to B2B participants in the platform SEALCOIN AG will be developing. Agreements between SEALSQ Corp and SEALCOIN AG are to be entered into reflecting the commercial terms and the Company anticipates that the terms of this contract will be negotiated on an arm’s length basis and that the Company would aim to be the preferred supplier of secure semiconductors to SEALCOIN AG.

If our efforts to attract prospective customers and to retain existing customers are not successful, our growth prospects and revenues may be adversely affected. Please refer to Item 3.D.Risk Factors for a discussion of such risks and information that should be considered before making an investment decision with respect to our Ordinary Shares.

C.	Organizational Structure

We are the holding company of the SEALSQ Group.

The chart below contains a summary of our organizational structure and sets out our subsidiaries, associated companies and joint ventures as at December 31, 2024.

As at December 31, 2024, our main operating subsidiary was SEALSQ France SAS, domiciled in France.

Company Name	Country of Incorporation	Percentage Ownership as at December 31, 2024
SEALSQ France SAS	France	100%

D.	Property, Plant, and Equipment

Our corporate headquarters are located in Geneva, Switzerland. Our principal office for our operations is located in Meyreuil, France.

As of December 31, 2024, the net book values of tangible fixed assets were as follows:

As at December 31, 2024
Asset category	Net book value (USD millions)
Machinery & equipment	3.0
Computer equipment and licenses	0.2
Total tangible fixed assets	3.2

We do not own any facility and our group companies have entered into lease arrangements for the premises in which they operate. The following table sets forth our most significant facilities as at December 31, 2024:

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

As an OEM supplier, we cater to a diverse range of clients, including IoT device manufacturers, branded appliances, and high-value objects, ensuring digital trust and security in an increasingly interconnected world. SEALSQ uniquely combines semiconductor and cybersecurity technologies, embedding countermeasures capable of resisting state-of-the-art tampering attacks, including those anticipated from future quantum computing threats.

SEALSQ has obtained the highest security resistance level (CC EAL5+), positioning us as a leader in the industry. SEALSQ operates as a Public Key Infrastructure (PKI) Root Certification Authority, certified by global organizations such as WEBTRUST, GSMA, CSA-MATTER, and WI-SUN, covering essential sectors like SSL/TLS, telecommunications, utilities, and home automation. By integrating cybersecurity, semiconductors, and post-quantum IoT, SEALSQ is pioneering the future of digital trust, ensuring that connected devices have a secure, verifiable identity and can communicate safely in an increasingly digital landscape.

Basis of presentation

We prepare our financial statements in accordance with US GAAP. Our reporting currency is the U.S. Dollar ("USD").

Our critical accounting policies are described in Note 4 of our consolidated financial statements.

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

Operating Segments

As detailed in Note 31 of our consolidated financial statements, the Group has two operating segments that meet the criteria set in ASC 280-10-50: Semiconductors and Corporate. The Semiconductors reportable segment is a strategic business unit that offers specific products and is managed separately because it requires dedicated resources and a targeted marketing strategy. The Semiconductors segment encompasses the design, manufacturing, sales and distribution of high-end, Common Criteria EAL5+ & FIPS 140-3-certified secure microprocessors. The Corporate reportable segment requires separate disclosure based on the asset test; it is a strategic business unit that integrates corporate services and the Group’s financing strategy, and is managed separately because it requires dedicated resources.

Geographic Information

Our operations are global in scope, and we generate revenue from selling our products and services across various regions. Our operations in North America contribute the largest part of our revenues (68% in 2024) and the second largest contributor is Europe, Middle East & Africa (17% in 2024).

Our total revenue by geographic region for the fiscal years ended December 31, 2024, 2023 and 2022 is set forth in the following table:

	2024		2023		2022
Net sales by region	USD'000%		USD'000%		USD'000%
North America	7,500	68%	16,531	55%	13,609	59%
Europe, Middle East & Africa	1,839	17%	9,985	33%	6,777	29%
Asia Pacific	1,642	15%	3,466	12%	2,745	12%
Latin America	-	0%	76	0%	67	0%
Total net sales	10,981	100%	30,058	100%	23,198	100%

Financial year ended December 31, 2024 compared with financial year ended December 31, 2023

	12 months ended December 31,	12 months ended December 31,	Year-on-Year Variance
USD'000	2024	2023

Net sales	10,981	30,058	-63%
Cost of sales	(6,775)	(15,589)	-57%
Depreciation of productions assets	(478)	(420)	14%
Gross profit	3,728	14,049	-73%

Other operating income	359	48	648%
Research & development expenses	(4,985)	(3,946)	26%
Selling & marketing expenses	(5,453)	(5,648)	-3%
General & administrative expenses	(10,840)	(8,644)	25%
Total operating expenses	(20,919)	(18,190)	15%
Operating (loss) / income	(17,191)	(4,141)	315%

Non-operating income	1,061	2,442	-57%
Gain / (loss) on debt extinguishment	(100)	-	-
Interest and amortization of debt discount	(1,003)	(689)	46%
Non-operating expenses	(883)	(655)	35%
(Loss) / income from before income tax expense	(18,116)	(3,043)	495%

Income tax (expense) / income	(3,085)	(225)	1271%

Net (loss) / income	(21,201)	(3,268)	549%

Revenue

Our total revenue for the year ended December 31, 2024, decreased by USD 19.1 million or 63% from prior period. This decrease was expected and reflects the Company’s transition towards post-quantum semiconductor technologies as customers gradually shifted from our traditional semiconductors to our next-generation quantum-resistant solutions and delayed building inventory until release of our new post-quantum resistant semiconductor.

The Group is developing its next-generation secure semiconductors range built on the new Secure RISC-V CPU with a state-of-the art secure firmware stack on it, compliant with the Trusted Computing Group definition of a Trusted Platform Module 2.0 (TPM 2.0) and with the NIST FIPS 140.3 certification requirements, under the project name QUASAR for QUAntum resistant Secure ARchitecture (see Item 4. Information on the Company —B. Business Overview for detail).

Management believes that the QUASAR R&D project is essential to ensure that the Group remains competitive in the future because customers and IT providers are turning to more secure equipment. For instance, one of Windows 11's operating system requirements is TPM 2.0 implementation. Microsoft has stated that this is to help increase security against firmware attacks9. Additionally, the United States Department of Defense (DoD) specifies that “new computer assets (e.g., server, desktop, laptop, thin client, tablet, smartphone, personal digital assistant, mobile phone) procured to support DoD will include a TPM version 1.2 or higher where required by Defense Information Systems Agency (DISA) Security Technical Implementation Guides (STIGs) and where such technology is available”10. We have involved our customers in this transition to make sure that our new product range will suit their needs. With this strategy, we expect to get their buy-in for our long-term product strategy but, in the short term, this has also led some of our customers to also prepare the transition into the next-generation products and we expect some hold back on volumes during this transition.

In the semiconductor industry, the development of a new product range involves complex engineering which takes months. The QUASAR project was launched in 2022. The design phase was completed in Q2 2024 as planned, with the first engineering samples available by Q4 2024; the first samples of QVault-TPM were shared with key customers in Q1 2025 and the commercial release is planned for Q4 2025, with full production expected in 2026.

SEALSQ’s current revenue is comparable to those of its quantum-focused peer group due to the early-stage adoption of the technology. Our next-generation quantum-resistant semiconductors are due to be released in the last quarter of 2025.

The revenue trend also highlights the impact of market normalization following the semiconductor supply chain disruptions caused by the COVID-19 pandemic. The excess inventory accumulation by customers in 2023 resulted in lower 2024 order volumes as clients utilized existing stock before making new purchasing commitments.

Gross Profit

Our gross profit decreased by USD 10.3 million to USD 3.7 million (gross margin of 34%) in the year ended December 31, 2024 in comparison with a gross profit of USD 14.0 million (gross margin of 47%) in the year ended December 31, 2023. Most of the decrease in gross profit is the direct result of the decrease in revenue year-on-year.

Our gross profit margin decreased by 13 percentage points from 47% in 2023 to 34% in 2024. This decrease in gross profit margin is expected to be temporary and is essentially due to the costs of inventory that remain high, with some incompressible fixed costs, while our customers are using their own stock and we are therefore shipping less parts until customers can take delivery of new products. This is illustrated by the increase in our Days Sales of Inventory (DSI) from 145 in the year 2023 to 168 in 2024. As customers use up the stock they have built and progressively resume ordering new products and next-generation products, the gross profit margin is expected to rise back to previous average levels.

Other operating income

We do not have recurring other operating income that contributes to our profit.

In 2024, our other operating income consisted of services provided to the WISeKey Group in an amount of USD 226,809 and the release of unused provisions in an aggregate amount of USD 132,191.

In 2023, our other operating income consisted of the release of a provision for USD 39,902 and a liability written off after expiration of the statute of limitation for USD 8,420.

__________________________

9Warren, Tom (2021-06-25). "Why Windows 11 is forcing everyone to use TPM chips". The Verge. Retrieved November 13, 2021.

10 US Department of Defense. Instruction 8500.01. March 14, 2014. p. 43.

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

Our R&D expenses increased by USD 1 million between 2024 and 2023. This reflects the investment required to develop our next-generation products and solutions, especially our post-quantum QUASAR program. R&D remains a large part of our operating expenses with USD 5.0 million spent in the year ended December 31, 2024, representing 24% of total operating expenses. Our Group being technology-driven, the level of our R&D expenses reflects our engagement to act as a leader in semiconductor security solutions and future applications.

Research tax credits are provided by the French government to give incentives for companies to perform technical and scientific research. Our subsidiary SEALSQ France SAS is eligible to receive such tax credits. The credit is deductible from the entity's income tax charge for the year or payable in cash the following year, whichever event occurs first.

Selling & marketing expenses

Our selling & marketing ("S&M") expenses include advertising and sales promotion expenses such as salaries, bonuses, pension costs, stock-based compensation, business development consultancy services, and costs of supporting material and equipment that do not meet the criteria for capitalization, among others.

With a total of USD 5.5 million net of stock-based compensation, our S&M expenses decreased by USD 0.2 million in comparison with our 2023 S&M expenses of USD 5.6 million net of stock-based compensation. Due to the decrease in revenue, the Group paid less sales commission in 2024 compared to 2023.

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

Net of stock-based compensation, our G&A expenses of USD 10.7 million has increased by USD 2.1 million in comparison with the USD 8.6 million G&A expense net of stock-based compensation for the year ended December 31, 2023. The main components of the G&A expenses are an increase in management bonuses by USD 1.3 million, an increase in legal and audit fees by USD 1.1 million mainly in relation to registration statements filed with the SEC, an increase in non-income tax expenses by USD 0.2 million in relation to the tax residency of SEALSQ in Switzerland, and a decrease in professional fees by USD 0.5 million due to the one-off listing fees incurred by the Group in 2023.

Our G&A expenses remain and will remain high due to SEALSQ initiatives to expand our geographical footprint and revenue streams, including through M&A initiatives. These initiatives require specific professional expertise and legal advice which contribute to our G&A cost base.

Operating loss / income

As a result of the factors described in the above sections, our USD 17.2 million operating loss for the year ended December 31, 2024 increased by USD 13.1 million compared with our USD 4.1 million operating loss for the year 2023.

This is a direct result of the decrease in gross profit and the increase in operating expenses detailed above.

Non-operating income and expenses

The net balance of our non-operating activities in the year ended December 31, 2024 was a net non-operating expense of USD 0.9 million compared a USD 1.1 million net income from non-operating activities in the year ended December 31, 2023. The USD 2.0 million increase in non-operating expense is mostly attributable to a non-recurring write-off of indebtedness to related parties of USD 2.2 million in 2023 and an increase in interest and amortization of debt discount by USD 0.3 million due to the various financing facilities negotiated by the Group.

Net income / (loss)

In the year ended December 31, 2024, the Company made a net loss of USD 21.2 million. This represents a USD 17.9 million increase in net loss compared to a net loss position of USD 3.3 million for the year ended December 31, 2023.

The main factors explaining the increase in net loss in the year ended December 31, 2024, are the sharp decrease in revenue by USD 19.1 million resulting in a decrease in gross profit by USD 10.3 million, an overall increase in operating expenses by USD 2.7 million mainly in relation to our R&D and G&A spendings, and an increase in non-operating expenses by USD 2 million linked to our financing facilities and a one-off write-off in 2023. Also, in the year ended December 31, 2024, the Group recorded a USD 3.1 million income tax expense for the write-off of its deferred tax asset balance, which represented a USD 2.9 million increase in income tax expense from 2023.

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

The following table provides a reconciliation from operating loss to EBITDA and Adjusted EBITDA for the years ended December 31, 2024 and December 31, 2023.

	12 months ended December 31,
(Million USD)	2024	2023
Operating loss as reported	(17.2)	(4.1)
Non-GAAP adjustments:
Depreciation expense	0.6	0.6
EBITDA	(16.6)	(3.5)
Non-GAAP adjustments:
Listing-related professional fees*	-	0.3
Adjusted EBITDA	(16.6)	(3.2)

* The Company was listed on the Nasdaq on May 24, 2023.

Financial year ended December 31, 2023 compared with financial year ended December 31, 2022

	12 months ended December 31,	12 months ended December 31,	Year-on-Year Variance
USD'000	2023	2022

Net sales	30,058	23,198	30%
Cost of sales	(15,589)	(13,267)	18%
Depreciation of productions assets	(420)	(132)	218%
Gross profit	14,049	9,799	43%

Other operating income	48	2,007	-98%
Research & development expenses	(3,946)	(2,308)	71%
Selling & marketing expenses	(5,648)	(3,824)	48%
General & administrative expenses	(8,644)	(3,091)	180%
Total operating expenses	(18,190)	(7,216)	152%
Operating income / (loss)	(4,141)	2,583	-260%

Non-operating income	2,442	935	161%
Interest and amortization of debt discount	(689)	(355)	94%
Non-operating expenses	(655)	(638)	3%

Income / (loss) from before income tax expense	(3,043)	2,525	-221%

Income tax income / (expense)	(225)	3,245	-107%

Net income / (loss)	(3,268)	5,770	-157%

Revenue

Our total revenue for the year ended December 31, 2023, increased by USD 6.9 million or 30% from prior period.

The table below shows the breakdown of our revenue by operating segment for the years ended December 31, 2023 and December 31, 2022.

	12 months ended December 31,	12 months ended December 31,	Year-on-Year
USD'000	2023	2022	Variance
IoT segment revenue from external customers	20,927	18,336	14%
All other segment revenue from external customers	9,131	4,862	88%
Total revenue	30,058	23,198	30%

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

In 2023, the main components of our other operating income consisted of the release of a provision for USD 39,902 and a liability written off after expiration of the statute of limitation for USD 8,420.

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

Research tax credits are provided by the French government to give incentives for companies to perform technical and scientific research. Our subsidiary SEALSQ France is eligible to receive such tax credits. The credit is deductible from the entity's income tax charge for the year or payable in cash the following year, whichever event occurs first.

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

	12 months ended December 31,
(Million USD)	2023	2022
Operating loss as reported	(4.1)	2.6
Non-GAAP adjustments:
Depreciation expense	0.6	0.4
EBITDA	(3.5)	3.0
Non-GAAP adjustments:
Listing-related professional fees*	0.3	-
Adjusted EBITDA	(3.2)	3.0

* The Company was listed on the Nasdaq on May 24, 2023.

Factors affecting our income tax expenses and recovery

For the financial years 2024, 2023 and 2022, income tax at the statutory rate compared to the Group's income tax expenses as reported is as per table below.

	12 months ended December 31,
USD'000	2024	2023	2022
Net income / (loss) before income tax	(18,116)	(3,043)	2,525
Statutory tax rate	14%	14%	25%
Expected income tax (expense)/recovery	2,536	426	(631)
Change in tax loss carryforwards	3,912	869	(41)
Change in loss carryforwards in relation to the debt remission	(52)	(514)	1,342
Change in valuation allowance	(6,932)	(600)	2,185
Foreign tax effects	(1,047)	(75)	(95)
Nontaxable or nondeductible items	(1,491)	(22)	157
Other	(11)	(309)	328
Income tax (expense) / recovery	(3,085)	(225)	3,245

As at December 31, 2024 and 2023, our net deferred tax balance was reconciled as follows:

Deferred tax assets and liabilities	As at December 31,	As at December 31,
USD'000	2024	2023
Defined benefit accrual	(9)	(3)
Tax loss carry-forwards	8,380	4,468
Add back loss carryforwards used for the debt remission	776	828
Valuation allowance	(9,147)	(2,216)
Deferred tax assets / (liabilities)	-	3,077

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

In 2024, the valuation allowance increased by USD 6.9 million which is mostly attributable to the increase in tax loss carry-forwards by USD 3.9 million and the write-off of our deferred tax balance of USD 3.1 million.

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

The table below shows the variation in foreign exchange rates used to prepare our financial statements for the financial years ended December 31, 2024, December 31, 2023, and December 31, 2022.

		12 months ended December 31,
		2024		2023		Year-on-Year Variance
Foreign currency to U.S. Dollar		Closing rate	12-month Average rate	Closing rate	12-month Average rate	Closing rate	12-month Average rate
Euro	EUR:USD	1.035050	1.082265	1.103897	1.082004	-6.24%	0.02%
Japanese Yen	JPY:USD	0.006354	0.006610	0.007092	0.007135	-10.4%	-7.36%
Taiwanese Dollar	TWD:USD	0.030541	0.031161	0.032560	0.032121	-6.20%	-2.99%

		12 months ended December 31,
		2023		2022		Year-on-Year Variance
Foreign currency to U.S. Dollar		Closing rate	12-month Average rate	Closing rate	12-month Average rate	Closing rate	12-month Average rate
Euro	EUR:USD	1.103897	1.082004	1.073231	1.054283	2.86%	2.63%
Japanese Yen	JPY:USD	0.007092	0.007135	0.007633	0.007663	-7.09%	-6.89%
Taiwanese Dollar	TWD:USD	0.032560	0.032121	0.032642	0.033655	-0.25%	-4.56%

We do not operate in countries experiencing hyperinflation and assessed the impact of inflation as immaterial to our financial statements.

B.	Liquidity and Capital Resources

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

We had positive working capital of USD 77.5 million as at December 31, 2024. We calculate working capital as our current assets, less our current liabilities. Based on the Group’s cash projections for the next 12 months to March 31, 2026, the Group has sufficient liquidity to fund operations and financial commitments.

As at December 31, 2024, we hold cash and cash equivalent in an amount of USD 84.6 million mainly following the cash injection from the First, Second and Third Registered Direct Offerings (see Item 10.C. Material Contracts) and the exercise of most of our outstanding warrants in December 2024. We expect to use this liquidity to fund our operations, develop our sales team, support our R&D expenses for our next-generation solutions and to finance our M&A activity.

Consolidated cash flows

The following table shows information about our cash flows during the financial years ended December 31, 2024, 2023 and 2022 respectively.

	12 months ended December 31,	12 months ended December 31,	12 months ended December 31,
USD'000	2024	2023	2022

Cash Flows from operating activities:
Net cash provided by (used in) operating activities	(11,205)	(3,040)	446
Net cash provided by (used in) investing activities	(571)	(3,021)	(299)
Net cash provided by (used in) financing activities	89,481	8,920	1,750

Effect of exchange rate changes on cash and cash equivalents	24	(21)	96

Cash and cash equivalents
Net increase (decrease) during the period	77,729	2,838	1,993
Balance, beginning of period	6,895	4,057	2,064
Balance, end of period	84,624	6,895	4,057

We have not experienced any legal or economic restrictions on the ability of subsidiaries to transfer funds to the Company in the form of loans.

Level of borrowing

As at December 31, 2024, we held short-term notes payable in an amount of USD 4,827,718. The section below gives the detail of the financial instruments used by the company.

Financial instruments

The following financial instruments are those that were in use and disclosed in our balance sheet and notes as at December 31, 2024.

Share Purchase Agreement with L1 Capital Global Opportunities Master Fund

On July 11, 2023, the Group entered into a Securities Purchase Agreement (the “L1 SPA”) with L1 Capital Global Opportunities Master Fund Ltd (“L1”) pursuant to which L1 may enter into a private placement of up to a maximum amount of USD 10 million, divided into two equal tranches, in the form of senior unsecured original issue 4% discount convertible promissory notes. The notes shall have a 24-month maturity and bear interest at a rate of 4% per annum, subject to adjustment. The notes will be convertible into ordinary shares of SEALSQ, partially or in full, at an initial conversion price equal to the lesser of (i) USD 30 per ordinary share and (ii) 92% of the lowest daily volume weighted average price ("VWAP") of the ordinary shares during the ten trading days immediately preceding the notice of partial or full conversion of the note, with a floor price of USD 2.50. The covenants include the requirement for the Group to maintain a minimum cash balance of USD 4 million and to ensure that indebtedness of the Group does not exceed 15% of the average market capitalization.

Due to L1’s option to convert the loan in part or in full at any time before maturity, the L1 SPA was assessed as a share-settled debt instrument with an embedded put option. In line with ASC 480-10-55-43 and ASC 480-10-55-44, because the value that L1 will predominantly receive at settlement does not vary with the value of the shares, the settlement provision is not considered a conversion option. We assessed the put option under ASC 815 and concluded that it is clearly and closely related to its debt host and therefore did not require bifurcation. Per ASC 480-10-25, the L1 SPA was accounted for as a liability measured at fair value using the discounted cash flow method at inception.

Additionally, per the terms of the L1 SPA, upon each tranche closing under the L1 SPA, SEALSQ will grant L1 the option to acquire ordinary shares of SEALSQ at an initial exercise price of USD 30, which may reset at 120% of the closing VWAP on the six-month anniversary of the tranche closing date. The number of warrants granted at each tranche subscription is calculated as 30% of the principal amount of each tranche divided by the VWAP of the ordinary shares of SEALSQ on the trading day immediately preceding the tranche closing date. Each warrant agreement has a 5-year exercise period starting on the relevant tranche closing date. In line with ASC 470-20-25-2, for each tranche closing, the proceeds from the convertible notes with a detachable warrant were allocated to the two elements based on the relative fair values of the debt instrument without the warrant and of the warrant at time of issuance. When assessed as an equity instrument, the warrant agreement is fair valued at grant using the Black-Scholes model and the market price of the ordinary shares on the tranche closing date. The fair value of the debt is calculated using the discounted cash flow method.

The first tranche of USD 5 million was funded on July 12, 2023, by L1. SEALSQ issued to L1 (i) a Senior Original Issue 4% Discount Convertible Promissory Note of USD 5 million (the “First L1 Note”), convertible into SEALSQ’s ordinary shares, and (ii) 122,908 warrants on the ordinary shares of SEALSQ with a 5-year maturity (the “First L1 Warrant”). SEALSQ also created a capital reserve of 8,000,000 ordinary shares from its duly authorized ordinary shares for issuance under the First L1 Note and the First L1 Warrant. Debt issue costs made up of legal expenses totaling USD 114,832 and a commission of USD 250,000 to the placement agent were due upon issuance of the First L1 Note, and a fee of USD 200,000 representing 4% of the principal value of the First L1 Note was paid to L1 at closing.

The First L1 Warrant was assessed as an equity instrument and was fair valued at grant at an amount of USD 632,976 using the Black-Scholes model and the market price of the ordinary shares of SEALSQ on the date of grant of USD 11.42. The fair value of the debt was calculated using the discounted cash flow method as USD 4,987,363. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 563,112, with the credit entry recorded in additional paid-in capital (“APIC”), and the debt issue costs created a debt discount on the debt host in the amount of USD 323,744 and a debit to APIC of USD 41,088. Including the fee paid to L1, a total debt discount of USD 1,086,856 was recorded against the First L1 Note’s principal amount.

During the year ended December 31, 2023, L1 converted a total of USD 4 million of the First L1 Note, resulting in the delivery of a total of 3,940,630 Ordinary Shares of SEALSQ. A debt discount charge of USD 210,290 was amortized to the income statement and unamortized debt discounts totaling USD 705,572 were booked to APIC on conversions in line with ASC 470-02-40-4.

On January 9, 2024, SEALSQ and L1 entered into an Amendment to the Securities Purchase Agreement (the “First L1 Amendment ”), to amend some of the original terms and conditions of the L1 SPA and pursuant to which L1 may enter into a private placement of up to a maximum amount of USD 10 million, divided into two equal tranches, in the form of senior unsecured original issue 4% discount convertible promissory notes. The notes will be convertible into Ordinary Shares of SEALSQ, partially or in full, at an initial conversion price equal to the lesser of (i) a fixed conversion price of USD 4 per Ordinary Share, which, on the six-month anniversary of the tranche closing date, may reset at 130% of the daily VWAP of the Ordinary Shares for the trading day immediately prior to the reset date and (ii) 92% of the lowest daily volume VWAP of the Ordinary Shares during the ten trading days immediately preceding the conversion notice of the note, with a floor price of USD 0.55. The warrants issued upon each tranche closing under the First L1 Amendment will have a fixed exercise price of USD 4 and the reset of the exercise price of the First L1 Warrant is deleted. All other significant terms of the L1 SPA remain unchanged.

The second tranche of USD 5 million was funded on January 11, 2024, by L1. SEALSQ issued to L1 (i) a senior original issue 4% discount convertible promissory note of USD 5 million (the “Second L1 Note”), convertible into SEALSQ’s Ordinary Shares, and (ii) 1,144,339 warrants on the Ordinary Shares of SEALSQ with a 5-year maturity (the “Second L1 Warrant”). SEALSQ also created a capital reserve of 45,000,000 Ordinary Shares from its duly authorized Ordinary Shares for issuance under the Second L1 Note and the Second L1 Warrant. Debt issue costs made up of legal expenses totaling USD 70,279 and a commission of USD 250,000 to the placement agent were due upon issuance of the Second L1 Note, and a fee of USD 200,000 representing 4% of the principal value of the Second L1 Note was paid to L1 at closing.

The Second L1 Warrant was assessed as an equity instrument and was fair valued at grant at an amount of USD 709,490 using the Black-Scholes model and the market price of the Ordinary Shares of SEALSQ on the date of grant of USD 1.60. The fair value of the debt was calculated using the discounted cash flow method as USD 4,594,061. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 668,882, with the credit entry recorded in APIC, and the debt issue costs created a debt discount on the debt host in the amount of USD 277,433 and a debit to APIC of USD 42,846. Including the fee paid to L1, a total debt discount of USD 1,146,315 was recorded against the Second L1 Note’s principal amount.

On March 1, 2024, SEALSQ and L1 entered into the Second Amendment to the Securities Purchase Agreement (the “Second L1 Amendment”), to amend some of the terms and conditions of the L1 SPA and pursuant to which L1 may enter into a private placement of up to a maximum amount of USD 10 million, divided into two equal tranches, in the form of senior unsecured original issue 2.5% discount convertible promissory notes. The notes will be convertible into Ordinary Shares of SEALSQ, partially or in full, at an initial conversion price equal to the lesser of (i) a fixed conversion price of USD 5.5 per Ordinary Share, which, on the six-month anniversary of the tranche closing date, may reset at 130% of the daily VWAP of the Ordinary Shares for the trading day immediately prior to the reset date and (ii) 93% of the lowest daily volume VWAP of the Ordinary Shares during the ten trading days immediately preceding the conversion notice of the note, with a floor price of USD 0.55.The warrants issued upon each tranche closing under the Second L1 Amendment will have a fixed exercise price of USD 5.5. All other significant terms of the L1 SPA, as amended by the First L1 Amendment, remain unchanged.

The third tranche of USD 5 million was funded on March 1, 2024, by L1. SEALSQ issued to L1 (i) a senior original issue 2.5% discount convertible promissory note of USD 5 million (the “Third L1 Note”), convertible into SEALSQ’s Ordinary Shares, and (ii) 768,679 warrants on the Ordinary Shares of SEALSQ with a 5-year maturity (the “Third L1 Warrant”). Debt issue costs made up of legal expenses totaling USD 53,184 and a commission of USD 250,000 to the placement agent were due upon issuance of the Third L1 Note, and a fee of USD 125,000 representing 2.5% of the principal value of the Third L1 Note was paid to L1 at closing.

The Third L1 Warrant was assessed as an equity instrument and was fair valued at grant at an amount of USD 553,449 using the Black-Scholes model and the market price of the Ordinary Shares of SEALSQ on the date of grant of USD 1.98. The fair value of the debt was calculated using the discounted cash flow method as USD 4,549,701. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 542,262, with the credit entry recorded in APIC, and the debt issue costs created a debt discount on the debt host in the amount of USD 270,303 and a debit to APIC of USD 32,881. Including the fee paid to L1, a total debt discount of USD 937,565 was recorded against the First L1 Note’s principal amount.

During the year ended December 31, 2024, L1 converted all notes in full for a total conversion amount of USD 11 million, resulting in the delivery of a total of 21,494,587 Ordinary Shares of SEALSQ. A total debt discount charge of USD 432,091 was amortized to the income statement and unamortized debt discounts totaling USD 1,822,783 were booked to APIC on conversion in line with ASC 470-02-40-4.

As at December 31, 2024, there was no unconverted balance in relation to the L1 SPA.

Share Purchase Agreement with Anson Investments Master Fund

On July 11, 2023, the Group entered into a Securities Purchase Agreement (the “Anson SPA”) with Anson Investments Master Fund LP (“Anson”) pursuant to which Anson may enter into a private placement of up to a maximum amount of USD 10 million, divided into two equal tranches, in the form of senior unsecured original issue 4% discount convertible promissory notes. The notes shall have a 24-month maturity and bear interest at a rate of 4% per annum, subject to adjustment. The notes will be convertible into ordinary shares of SEALSQ, partially or in full, at an initial conversion price equal to the lesser of (i) USD 30 per ordinary share and (ii) 92% of the lowest daily VWAP of the ordinary shares during the ten trading days immediately preceding the notice of partial or full conversion of the note, with a floor price of USD 2.50. The covenants include the requirement for the Group to maintain a minimum cash balance of USD 4 million and to ensure that indebtedness of the Group does not exceed 15% of the average market capitalization.

Due to Anson’s option to convert the loan in part or in full at any time before maturity, the Anson SPA was assessed as a share-settled debt instrument with an embedded put option. In line with ASC 480-10-55-43 and ASC 480-10-55-44, because the value that Anson will predominantly receive at settlement does not vary with the value of the shares, the settlement provision is not considered a conversion option. We assessed the put option under ASC 815 and concluded that it is clearly and closely related to its debt host and therefore did not require bifurcation. Per ASC 480-10-25, the Anson SPA was accounted for as a liability measured at fair value using the discounted cash flow method at inception.

Additionally, per the terms of the Anson SPA, upon each tranche closing under the Anson SPA, SEALSQ will grant Anson the option to acquire ordinary shares of SEALSQ at an initial exercise price of USD 30, which may reset at 120% of the closing VWAP on the six-month anniversary of the tranche closing date. The number of warrants granted at each tranche subscription is calculated as 30% of the principal amount of each tranche divided by the VWAP of the ordinary shares of SEALSQ on the trading day immediately preceding the tranche closing date. Each warrant agreement has a 5-year exercise period starting on the relevant tranche closing date. In line with ASC 470-20-25-2, for each tranche closing, the proceeds from the convertible notes with a detachable warrant were allocated to the two elements based on the relative fair values of the debt instrument without the warrant and of the warrant at time of issuance. When assessed as an equity instrument, the warrant agreement is fair valued at grant using the Black-Scholes model and the market price of the ordinary shares on the tranche closing date. The fair value of the debt is calculated using the discounted cash flow method.

The first tranche of USD 5 million was funded on July 12, 2023, by Anson. SEALSQ issued to Anson (i) a senior unsecured original issue 4% discount convertible promissory note of USD 5 million (the “First Anson Note”), convertible into SEALSQ’s ordinary shares, and (ii) 122,908 warrants on the ordinary shares of SEALSQ with a 5-year maturity (the “First Anson Warrant”). SEALSQ also created a capital reserve of 8,000,000 ordinary shares from its duly authorized ordinary shares for issuance under the First Anson Note and the First Anson Warrant. Debt issue costs made up of legal expenses totaling USD 64,832 and a commission of USD 250,000 to the placement agent were due upon issuance of the First Anson Note, and a fee of USD 200,000 representing 4% of the principal value of the First Anson Note was paid to Anson at closing.

The First Anson Warrant was assessed as an equity instrument and was fair valued at grant at an amount of USD 632,976 using the Black-Scholes model and the market price of the ordinary shares of SEALSQ on the date of grant of USD 11.42. The fair value of the debt was calculated using the discounted cash flow method as USD 4,987,363. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 563,112, with the credit entry recorded in additional paid-in capital (“APIC”), and the debt issue costs created a debt discount on the debt host in the amount of USD 279,375 and a debit to APIC of USD 35,457. Including the fee paid to Anson, a total debt discount of USD 1,042,487 was recorded against the First Anson Note’s principal amount.

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

On January 9, 2024, SEALSQ and Anson entered into an Amendment to the Securities Purchase Agreement (the “First Anson Amendment”), to amend some of the original terms and conditions of the Anson SPA and pursuant to which Anson may enter into a private placement of up to a maximum amount of USD 10 million, divided into two equal tranches, in the form of senior unsecured original issue 4% discount convertible promissory notes. The notes will be convertible into Ordinary Shares of SEALSQ, partially or in full, at an initial conversion price equal to the lesser of (i) a fixed conversion price of USD 4 per Ordinary Share, which, on the six-month anniversary of the tranche closing date, may reset at 130% of the daily VWAP of the Ordinary Shares for the trading day immediately prior to the reset date and (ii) 92% of the lowest daily volume VWAP of the Ordinary Shares during the ten trading days immediately preceding the conversion notice of the Note, with a floor price of USD 0.55. The warrants issued upon each tranche closing under the First Anson Amendment will have a fixed exercise price of USD 4 and the reset of the exercise price of the First Anson Warrant is deleted. All other significant terms of the Anson SPA remain unchanged.

The second tranche of USD 5 million was funded on January 10, 2024, by Anson. SEALSQ issued to Anson (i) a senior unsecured original issue 4% discount convertible promissory note of USD 5 million (the “Second Anson Note”), convertible into SEALSQ’s Ordinary Shares, and (ii) 1,144,339 warrants on the Ordinary Shares of SEALSQ with a 5-year maturity (the “Second Anson Warrant”). SEALSQ also created a capital reserve of 45,000,000 Ordinary Shares from its duly authorized Ordinary Shares for issuance under the Second Anson Note and the Second Anson Warrant. Debt issue costs made up of legal expenses totaling USD 55,279 and a commission of USD 250,000 to the placement agent were due upon issuance of the Second Anson Note, and a fee of USD 200,000 representing 4% of the principal value of the Second Anson Note was paid to Anson at closing.

The Second Anson Warrant was assessed as an equity instrument and was fair valued at grant at an amount of USD 709,490 using the Black-Scholes model and the market price of the Ordinary Shares of SEALSQ on the date of grant of USD 1.60. The fair value of the debt was calculated using the discounted cash flow method as USD 4,594,171. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 668,868, with the credit entry recorded in APIC, and the debt issue costs created a debt discount on the debt host in the amount of USD 264,441 and a debit to APIC of USD 40,838. Including the fee paid to Anson, a total debt discount of USD 1,133,309 was recorded against the Second Anson Note’s principal amount.

On March 1, 2024, SEALSQ and Anson signed a second Amendment to Securities Purchase Agreement (the “Second Anson Amendment”), to amend some of the terms and conditions of the Anson SPA and pursuant to which Anson may enter into a private placement of up to a maximum amount of USD 10 million, divided into two equal tranches, in the form of senior unsecured original issue 2.5% discount convertible promissory notes. The notes will be convertible into Ordinary Shares of SEALSQ, partially or in full, at an initial conversion price equal to the lesser of (i) a fixed conversion price of USD 5.5 per Ordinary Share, which, on the six-month anniversary of the tranche closing date, may reset at 130% of the daily VWAP of the Ordinary Shares for the trading day immediately prior to the reset date and (ii) 93% of the lowest daily volume VWAP of the Ordinary Shares during the ten trading days immediately preceding the conversion notice of the note, with a floor price of USD 0.55.The warrants issued upon each tranche closing under the Second Anson Amendment will have a fixed exercise price of USD 5.5. All other significant terms of the Anson SPA, as amended by the First Anson Amendment, remain unchanged.

The third tranche of USD 5 million was funded on March 1, 2024, by Anson. SEALSQ issued to Anson (i) a senior unsecured original issue 2.5% discount convertible promissory note of USD 5 million (the “Third Anson Note”), convertible into SEALSQ’s Ordinary Shares, and (ii) 768,679 warrants on the Ordinary Shares of SEALSQ with a 5-year maturity (the “Third Anson Warrant”). Debt issue costs made up of legal expenses totaling USD 38,184 and a commission of USD 250,000 to the placement agent were due upon issuance of the Third Anson Note, and a fee of USD 125,000 representing 2.5% of the principal value of the Third Anson Note was paid to Anson at closing.

The Third Anson Warrant was assessed as an equity instrument and was fair valued at grant at an amount of USD 553,449 using the Black-Scholes model and the market price of the Ordinary Shares of SEALSQ on the date of grant of USD 1.98. The fair value of the debt was calculated using the discounted cash flow method as USD 4,549,701. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 542,262, with the credit entry recorded in APIC, and the debt issue costs created a debt discount on the debt host in the amount of USD 256,930 and a debit to APIC of USD 31,254. Including the fee paid to Anson, a total debt discount of USD 924,192 was recorded against the Third Anson Note’s principal amount.

During the year ended December 31, 2024, Anson converted all notes in full for a total conversion amount of USD 10,825,000, resulting in the delivery of a total of 19,260,369 Ordinary Shares of SEALSQ. A total debt discount charge of USD 376,774 was amortized to the income statement and unamortized debt discounts totaling USD 1,816,168 were booked to APIC on conversion in line with ASC 470-02-40-4.

As at December 31, 2024, there was no unconverted balance in relation to the Anson SPA.

Registered Direct Offerings with L1 Capital Global Opportunities Master Fund signed in 2024

On December 12, 2024, the Group entered into a securities purchase agreement (the “Second L1 SPA”) with L1 to purchase 3,846,154 Ordinary Shares of SEALSQ at a purchase price of USD 1.30 per Ordinary Share in a registered direct offering. The Second L1 SPA was assessed as a stock instrument and the proceeds, net of stock issuance costs of USD 411,194, were credited to the Common stock - Ordinary shares account in the amount of the aggregate par value with the excess credited to APIC.

Per the terms of the Second L1 SPA, the exercise price of all outstanding warrants over Ordinary Shares of SEALSQ owned by L1 was lowered to USD 2 per Ordinary Share and the number of warrants is increased so that the aggregate exercise price after the modification remains equals the aggregate exercise price on the initial issuance date of the warrants. As at December 12, 2024, L1 owned 122,908 warrant on SEALSQ Ordinary Shares at an exercise price of USD 30 per share, 1,144,339 warrants at an exercise price of USD 4 per share, and 768,679 warrants at an exercise price of USD 5.5 per share which were granted as part of the L1 SPA. As a result of the warrant modification, L1 owned an aggregate of 6,246,166 warrants at an exercise price of USD 2 per share. In line with ASC 815, we assessed that the warrant modifications qualified as the modification of the terms of a freestanding equity-classified written call option that remains equity classified after the modification as an equity issuance. The effect of the modification was therefore recognized as an equity issuance cost.

On December 16, 2024, the Group entered into a securities purchase agreement (the “Third L1 SPA”) with L1 to purchase 6,578,948 Ordinary Shares of SEALSQ at a purchase price of USD 1.90 per Ordinary Share in a registered direct offering. The Third L1 SPA was assessed as a stock instrument and the proceeds, net of stock issuance costs of USD 955,763, were credited to the Common stock - Ordinary shares account in the amount of the aggregate par value with the excess credited to APIC.

On December 17, 2024, the Group entered into a securities purchase agreement (the “Fourth L1 SPA”) with L1 to purchase 6,578,948 Ordinary Shares of SEALSQ at a purchase price of USD 1.90 per Ordinary Share in a registered direct offering. The Fourth L1 SPA was assessed as a stock instrument and the proceeds, net of stock issuance costs of USD 932,956, were credited to the Common stock - Ordinary shares account in the amount of the aggregate par value with the excess credited to APIC.

Registered Direct Offerings with Anson Investments Master Fund signed in 2024

On December 12, 2024, the Group entered into a securities purchase agreement (the “Second Anson SPA”) with Anson to purchase 3,846,154 Ordinary Shares at a purchase price of USD 1.30 per Ordinary Share in a registered direct offering. The Second Anson SPA was assessed as a stock instrument and the proceeds, net of stock issuance costs of USD 411,194, were credited to the Common stock - Ordinary shares account in the amount of the aggregate par value with the excess credited to APIC.

Per the terms of the Second Anson SPA, the exercise price of all outstanding warrants over Ordinary Shares of SEALSQ owned by Anson was lowered to USD 2 per Ordinary Share and the number of warrants is increased so that the aggregate exercise price after the modification remains equals the aggregate exercise price on the initial issuance date of the warrants. As at December 12, 2024, Anson owned 122,908 warrant on SEALSQ Ordinary Shares at an exercise price of USD 30 per share, 1,144,339 warrants at an exercise price of USD 4 per share, and 768,679 warrants at an exercise price of USD 5.5 per share which were granted as part of the Anson SPA. As a result of the warrant modification, Anson owned an aggregate of 6,246,166 warrants at an exercise price of USD 2 per share. In line with ASC 815, we assessed that the warrant modifications qualified as the modification of the terms of a freestanding equity-classified written call option that remains equity classified after the modification as an equity issuance. The effect of the modification was therefore recognized as an equity issuance cost.

On December 16, 2024, the Group entered into a securities purchase agreement (the “Third Anson SPA”) with Anson to purchase 6,578,948 Ordinary Shares of SEALSQ at a purchase price of USD 1.90 per Ordinary Share in a registered direct offering. The Third Anson SPA was assessed as a stock instrument and the proceeds, net of stock issuance costs of USD 955,763, were credited to the Common stock - Ordinary shares account in the amount of the aggregate par value with the excess credited to APIC.

On December 17, 2024, the Group entered into a securities purchase agreement (the “Fourth Anson SPA”) with Anson to purchase 6,578,948 Ordinary Shares of SEALSQ at a purchase price of USD 1.90 per Ordinary Share in a registered direct offering. The Fourth Anson SPA was assessed as a stock instrument and the proceeds, net of stock issuance costs of USD 932,956, were credited to the Common stock - Ordinary shares account in the amount of the aggregate par value with the excess credited to APIC.

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

As of December 31, 2024, SEALSQ has not repaid any amount due to a change in the product mix of the client. The Group recorded a debt discount amortization expense of USD 165,147 in the year 2024.

Therefore, as at December 31, 2024, the loan balance remains USD 2 million with an unamortized debt discount balance of USD 181,057, thus leaving a carrying value of USD 1,818,943.

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

In 2024, the group repaid the current debt owed to WISeKey in full for a total amount of USD 1,449,911, made up of a loan of USD 1,407,497, and related interests. The unamortized effective interest balance of the current debt of USD 129,691 was recognized in the income statement as interest and amortization of debt discount in an amount of USD 29,406 and as loss on debt extinguishment in an amount of USD 100,285. The Group also repaid some of the noncurrent debts owed to WISeKey and WISeKey’s affiliates.

As at December 31, 2024, the Group owed WISeKey a noncurrent debt in an amount of USD 3,105,300 made up of the remaining loan under the Debt Remission, and a current loan of USD 3,008,775. In the year ended December 31, 2024, an aggregate effective interest expense of USD 82,493 was recorded in the income statement.

As at December 31, 2024, the Group also held an accounts payable balance of USD 2,388,441 with WISeKey and WISeKey’s affiliates in relation to interest on outstanding loans and the recharge of management services.

Material cash requirements from known contractual and other obligations

The following table sets forth our known contractual and other cash payment obligations as at December 31, 2024 in USD'000s:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	more than 5 years
Operating and short-term lease obligations	1,061	323	581	157	-
Debt and convertible note obligations	8,114	5,009		3,105	-
Total contractual obligations	9,175	5,332	581	3,262	-

C.	Research and Development, Patents and Licenses, Etc.

In 2024, SEALSQ continued its effort to move forward the QUASARS project aiming at the development of a new generation of RISC-V Quantum Resistant Secure Platform. In line with the project roadmap SEALSQ has finalized the developments, produced and received the engineering samples in Q3, and is currently going through the testing and certification phase. This new generation chip based on the RISC-V open-source core technology, is meant to align not only with today’s highest security standards like Common Criteria EAL5+ and NIST-FIPS, but also to be capable to run quantum resistant cryptographic algorithms to support next generation hybrid schemes. These include robust techniques like lattice-based and code-based cryptography, which are designed to withstand quantum computing threats.

The first commercial version of the new SEALSQ platform will be available in Q4 2025 and will align with key security benchmarks, including the widely recognized TPM 2.0 standard set by the Trusted Computing Group (TCG).

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

Our growth strategy and industry trends are detailed in Item 4.B. Business Overview. The uncertainties and material commitments such as financial instruments that are likely to have a material effect on the companies' financial condition are described in Item 3.D. Risk Factors and Item 5.B. Liquidity and Capital Resources.

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

In 2024, SEALSQ reinforced its positioning as a unique security compliance provider for IoT device makers, delivering fully integrated security solutions from accredited root-of-trust to secure chip: costs and simplicity are optimized with no intermediates in the value chain, and the product gets to market earlier thanks to shorter development and certification processes.

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

Our non-executive and executive directors are elected annually and individually by the shareholders at each Annual General Meeting of the shareholders for a term extending up until the following Annual General Meeting of the shareholders in accordance with the Company's Articles. The board of directors also has the right to appoint new directors at any time for a term extending up until the following Annual General Meeting. The last Annual General Meeting of the shareholders was on April 1, 2024.

Name	Date of birth	Functions in SEALSQ
Non-Executive Directors
Ruma Bose(3)	December 9, 1972	Independent non-executive Board Member
Cristina Dolan(1)	February 16, 1961	Independent non-executive Board Member
David Fergusson(1)(2)	August 15, 1960	Independent non-executive Board Member
Danil Kerimi	April 29, 1982	Independent non-executive Board Member
Eric Pellaton(1)(2)	March 25, 1959	Independent non-executive Board Member
Peter Ward(3)	January 5, 1952	Non-executive Board Member

Executive Directors
Carlos Moreira(3)	September 1, 1958	Chairman of the Board of Directors and Chief Executive Officer
John O’Hara(3)	April 15, 1977	Board Member and Chief Financial Officer

Senior Management
Jean-Pierre Enguent(3)	May 8, 1962	Vice-President of Research & Development Systems and Solutions
Bernard Vian(3)	March 22, 1967	General Manager of SEALSQ France SAS
Frank Buonanno	March 21, 1963	Vice-President of Global Sales

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

John O’Hara has served as our Chief Financial Officer since January 24, 2024, and was appointed to the board of directors on February 14, 2024. He is also the Chief Financial Officer of WISeKey International Holding AG. A qualified chartered accountant, Mr. O’Hara has many years of experience in Controllership, Financial Planning and Analysis and Finance Transformation. Mr. O’Hara previously served as the International Financial Controller of WISeKey International Holding AG. Prior to joining WISeKey in 2018, Mr. O’Hara worked for Jesuit Worldwide Learning, where he served as the Global Financial Controller. Prior to joining Jesuit Worldwide Learning, Mr. O’Hara spent three years with Deloitte LLP as the Finance Director for their Tax service line. Prior to joining Deloitte, Mr. O’Hara served as the Financial Controller for Marsh and McLennan Companies for seven years. Prior to joining Marsh and McLennan Companies, Mr. O’Hara served as the Group Accountant for Chelsea FC plc for three years. Prior to joining Chelsea FC plc, Mr. O’Hara worked for Grant Thornton LLP in the audit department for six years. In addition to his chartered accountant qualification (FCA) with the Institute of Chartered Accountants in England and Wales (ICAEW), UK, Mr. O’Hara holds a BA (Hons) in Economics from Durham University, UK.

Peter Ward has been a member of the board of directors of SEALSQ since its inception on April 1, 2022, and served as the Chief Financial Officer from April 1, 2022 until January 24, 2024. He has also served as a director of WISeKey International Holding AG since 2012 and was the Chief Financial Officer of WISeKey International Holding AG between 2012 and June 2024. Mr. Ward began his tenure with WISeKey in 2008 as Finance Director. From 2005 to 2008, Mr. Ward served as a director and International Finance Director at Isotis International Inc., a manufacturer and distributor of bone and skin transplants. From 1996 to 2004, Mr. Ward served as a director and International Finance Director, then Director Administration and Taxes of Iomega International, a manufacturer and distributor of external computer drives and disks. From 1986 to 1996, Mr. Ward served as Finance Director for Germany, Austria & Switzerland Finance for GE Information Services (GEISCO), based in Cologne, Germany, then Commercial Finance Manager for GE Plastics BV, based in Bergen op Zoom, The Netherlands and Finance Director for Germany, Austria & Switzerland for GE Medical Services AG, based in Frankfurt am Main, Germany at General Electric. From 1973 to 1985, Mr. Ward served as Cost Analyst at Standard Telephones & Cables Ltd, a manufacturer and installer of submarine telephone cables, based in Southampton, United Kingdom, then Finance Accountant for Payot Cosmetics Ltd and Mavala Cosmetics Ltd, manufacturers of cosmetics and nail products respectively, based in Ashford, Kent, United Kingdom, then Financial Controller for Rimmel Cosmetics Germany and ITT Photoproducts, Germany, distributors of cosmetics and photographic equipment respectively, based in Frankfurt am Main, Germany, then Financial Analyst for the Automotive and Sanitary Products Division, based in ITTE HQ in Brussels, Belgium, then Manager Financial Controls for the Telecommunications Division based in ITTE HQ Brussels, Belgium, at ITTE. He holds a B.A. with honors in Business Administration from Wolverhampton University, in Wolverhampton, U.K. and is a qualified Chartered Management Accountant.

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

Cristina Dolan was appointed to our board of directors on March 10, 2023. Ms. Dolan has been a member of the board of directors of WISeKey International Holding AG since June 24, 2022, and served on the GRIID board of directors from January 2, 2024, until its acquisition by CleanSpark in October 2024. Ms. Dolan is an award-winning engineer, entrepreneur, and author who has spent her entire career in a variety of executive roles within the technology industry. In 2024, she joined the faculty of Columbia University’s Technology Management Program and serves as an executive cybersecurity advisor to Crimson Vista. Prior to joining RSA in 2021, where she led Global Alliances, she advised several cybersecurity companies, including Crayonic and Cytegic (acquired by Mastercard). Recently, she co-authored a book, Transparency in ESG and the Sustainable Economy: Capturing Opportunities through Data, and several articles, including the World Economic Forum article "Cybersecurity Should Be Treated as an ESG Issue" and the Forbes article "Cybersecurity Is a Global Threat to Democracy, Yet Not Well Understood." Honors include being named to lists of the most influential and impactful women in technology, along with numerous awards for service and entrepreneurship. The student coding competition Dream it. Code it. Win it., which she founded and led from 2014 to 2016 as the Board Chair of the MIT Enterprise Forum of New York, won numerous awards, including the MIT Harold E. Lobdell Distinguished Service Award, the Trader Magazine Charitable Works Award, and four Stevie Awards for best organization and leadership. The competition sponsor, Fiverr, celebrated her as a "Do-er" in its global campaigns. As an advocate of computer science education, her TED talk, "Just Solve It," which addresses the value of being an engineer and solutionist in creating opportunities, has over 933K views. A blockchain pioneer since 2014, she founded several companies, including Additum, a value-based healthcare company based in Spain, and iXledger, which specialized in cyber insurance. Her talk at the MIT Center for International Studies’ Starr Forum, "Bitcoin and the Global Economy," in April 2016, was one of the program’s most popular presentations. From 2009 to 2016, Cristina held several roles at TradingScreen, an award-winning institutional multi-asset financial trading platform, including leading product management for content, data, chat, and communications products, as well as serving as Global Head of Corporate Marketing. In 2000, she was recruited as CEO by venture-backed Wordstream, an MIT-Harvard spinout focused on multilingual translations utilizing computational linguistics and machine learning, where she commercialized the software. OneMain, a company she co-founded in 1998, was acquired by Earthlink in 2000 after a highly successful IPO that outperformed Amazon’s and eBay’s respective IPOs. As OneMain’s Geographic Communities Division President and Chief Strategic Alliances Officer, she launched and built the cornerstone Geographic Communities, which were profitable upon launch. Cristina also held executive roles at IBM and Oracle, leading consultative selling at strategic accounts within the communications and financial verticals. At Hearst and Disney, she led technology and software development for the launch of the first consumer websites, which were delivered on time and within budget. As an MIT alumna, she served as President of the MIT Club of New York, Chair of the MIT Enterprise Forum, a member of the MIT Enterprise Forum Global Board, the MIT Selection Committee, and the MIT Media Lab 30th Anniversary Committee. She was also invited as a keynote speaker at the MIT Women’s Un-Conference in March 2018. Additionally, she served on the alumnae board at the Convent of the Sacred Heart and received the Global Leadership Alumna Award. She earned a Master of Media Arts and Science from the MIT Media Lab, as well as a Master of Computer Science Engineering and a Bachelor of Electrical Engineering. Cristina is bilingual and fluent in her native language, English, and Spanish.

David Fergusson was appointed to our board of directors on March 10, 2023. Mr. Fergusson has also served as a member of the board of directors of WISeKey International Holding AG since 2017. Since 2018, he is the Executive Managing Director - M&A for Generational Group, the leading lower middle-market M&A investment banking advisory firm in North America. Based in New York, he also heads the company’s Technology Practice and Cross Border M&A Practice. He has over 35 years of experience in the creation of businesses, the acceleration of corporate growth, and global mergers and acquisitions. Prior to joining Generational Equity, he was most recently the President and CEO of The M&A Advisor, where he led the global think tank for the firm’s constituency of over 350,000 finance industry professionals, from their offices in New York and London. As a partner in cross border investment firm Paradigm Capital, Mr. Fergusson conducted over 25 acquisitions as an investor. As an M&A advisor, he has managed over 350 transactions. He is a member of the Association of Corporate Growth (ACG) and an advocate for the advancement of the finance industry for which he led the formation of the Emerging Leaders program which is celebrating its 12th anniversary in 2025. A pioneer in cross border mergers and acquisitions, between the United States and China, he was recognized with the 2017 M&A Leadership Award and the 2019 Lifetime Achievement Award from the China Mergers & Acquisitions Association, and is Co-Chairman of the Global Mergers, Acquisitions & Investment Council. In addition, Mr. Fergusson is the recipient of the Investment Banker of The Year for 2023, awarded by the Global M&A Network and winner of multiple US and Global M&A Transaction of the Year Awards. Mr. Fergusson is a respected speaker on the subjects of financial services, corporate transformation, and technological innovation at leading prominent educational institutions and leadership assemblies including the Vatican, World Economic Forum at Davos, World Bank and the International Monetary Fund; and a contributor to major media organizations including CBS, BBC, NPR, ABC, CNBC, Bloomberg, and Thomson Reuters. Mr. Fergusson is co-author of the bestselling technology book “The TransHuman Code” and the forthcoming multi-media platform “Humanity at The Crossroads – AI, Quantum Computing and The TransHuman Code”. He is also the editor of 5 annual editions of the mergers and acquisitions handbook - “The Best Practices of The Best Dealmakers” series with a readership of more than 500,000 in over 60 countries. Recipient of the 2015 Albert Schweitzer Leadership Award for his work in global youth leadership development, Mr. Fergusson is the former President of Hugh O’Brien Youth Leadership (HOBY), the world’s largest social leadership foundation for high school students. Mr. Fergusson is Canadian and a graduate of Kings Edgehill School and The University of Guelph.

Danil Kerimi was appointed to our board of directors on November 1, 2023. Mr. Kerimi is an experienced technology and public relations executive with a track record of delivering impactful projects in corporate strategy, national and corporate digital transformation, tech and economic diplomacy in developed, emerging and frontier markets. Having joined the United Nations Terrorism Prevention Branch after 9/11, Mr. Kerimi worked on strenghtening the internal legal regime against terrorism, including through innovative AML/CFT instruments. He joined the World Economic Forum (WEF) during the Global Financial Crisis and over the period of 12 years served on the Leadership Teams in the Centers for Global Industries, Global Technology Governance and Regional Strategies. He was posted in Beijing, Geneva and New York and helped developing the Network for Global Technology Governance of the Centres for the Fourth Industrial Revolution around the world. Mr. Kerimi oversaw technology industry helping reorganize the organization toward digital economy, pioneering Forum’s engagement with the digital policy community and created various toolkits and initiatives aimed at increasing boards oversight of various emerging technology and geo-economic issues. After leaving WEF, Mr. Kerimi co-founded the Edgelands Institute (Switzerland), worked with Amazon Web Services, the Center for International Private Entreprise, the World Smart and Sustainable Cities Organization, the Council of the Great Lakes Region, the Professional CISO Association, and advised start-ups, corporates, municipal, regional and national governments and international organizations. He regularly contributes to the initiatives that aim to promote competitiveness, increase productivity, and modernize public services delivery. Mr. Kerimi is working on the impact of AI and cognitive/neuro tech on the future of talent with several intergovernmental, academic and industry bodies, advising them on preparing their workforce and portfolio companies to face emerging tech risks and opportunities. He has been elected to serve on the Independent Oversight Committee of the World Intellectual Property Organization, mandated to promote internal controls, review the effectiveness and operational independence of the internal oversight function. Danil is a graduate of Shandong University (LLB), Diplomatic Academy of Vienna (MA), various executive courses and is a doctoral candidate at the Technical University of Munich as well as CyberBRICS Fellow, the Center for Technology and Society at Fundação Getulio Vargas (FGV).

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

Senior Management

Jean-Pierre Enguent serves as our Vice President of Research and Development, and Operations. Mr. Enguent is a key technology leader with 30 years of experience in Microelectronics. He joined SEALSQ as Head of Development for Semiconductors Solutions, including R&D, Operations and Global Security. Prior to joining SEALSQ, Mr. Enguent spent 7 years at Inside Secure, 6 years at Atmel and 8 years at STMicroelectronics, leading teams of engineers, scientists and technicians. He worked towards the development of Secure Microcontroller product portfolio with more than 80 patents, publications and significant contributions to NFC and ISO standards. Mr. Enguent has been a founding member and strategic adviser of InSeal, a France based company providing operating systems for contactless applications to a variety of customers in the payments market. Mr. Enguent has an Engineering Degree in Microelectronics from the “Ecole Supérieure d’Ingénieur (ESIEE Paris)” in France.

Bernard Vian serves as General Manager of SEALSQ France SAS. Prior to our acquisition of SEALSQ France SAS, Mr. Vian served as the Executive Vice President of the Secure Transaction Business Division, Vice President of Business Development and Executive Vice President for Secure Payments at INSIDE Secure SA. He came to INSIDE Secure from Gemplus where he served in several positions in Sales Support and Marketing, in Europe and lately in California where he opened the Gemplus North America headquarter and served as Technical Support Director for 5 years. Mr. Vian joined INSIDE Secure’s team in 2002 as Business Development Vice President. He is a graduate of the University of Aix-Marseille, France, with an engineering degree in Electronic Systems.

Franck Buonanno serves as Vice President Global Sales of SEALSQ since January 2024. Prior to that, Mr. Buonanno was EMEA Sales Director for over 3 years for the SEALSQ Group. He has over 30 years of experience in International Business Development and Microelectronics. Mr. Buonanno worked for over 15 years at Atmel Corporation as both a Sales Manager and Sales Director covering India, Israel, the Middle East and South Africa, where he managed distribution & representatives’ network as well as direct sales. He has a strong experience on Asic and Smartcard business and has been recognized for his contribution to record-setting sales figures (from $10M revenue in 2000 to $85M revenue in 2008). Mr. Buonanno obtained a Master of Engineering from Polytech Montpellier in 1990. He also obtained a Master of Political Science from Sciences Po Aix in 2017. Our officers, and the other individuals providing services to us or our subsidiaries may face a conflict regarding the allocation of their time between our business, on the one hand, and the business interests of WISeKey or its affiliates, on the other hand. The amount of time our officers and such other individuals providing services to us will allocate between our business and the business of WISeKey and its affiliates will vary from time to time depending on various circumstances and needs of the businesses, such as the level of strategic activity of each business. While there will be no formal requirements or guidelines for the allocation of time spent between our business and the other businesses they are involved in, the performance of their duties will be subject to the ongoing oversight of our board of directors.

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

Compensation of Directors and Executive Officers

In the year ended December 31, 2024, the aggregate compensation paid and accrued by the Company to the members of our board of directors and our executive officers for services in all capacities was USD 4,520,134. We note that the compensation of the board of directors included an equity component in the form of stock options but did not include stock options which are due in relation to the three months ended December 31, 2024. The grant of these options will take place in 2025 for administrative reasons and were not accrued in the 2024 annual report in line with applicable US GAAP guidance. We also note that the compensation to our executive officers include amounts that were not paid directly by the Company but recharged by WISeKey as part of the management fees of the WISeKey Group.

We note that individual disclosure of compensation, compensation in the form of stock options, benefits in kind, pension, retirement or similar benefits is not required in the BVI and is not otherwise publicly disclosed by the Company.

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

Share-based Compensation

We maintain an F Share Option Plan (“FSOP”) and an Ordinary Share Option Plan ("OSOP") for the benefit of our directors, employees and consultants. Options issued under the FSOP to our directors for compensation entitle the participant to SEALSQ Class F Shares at the ratio of 1:1, at an exercise price equal to the nominal value of SEALSQ Class F Shares of USD 0.05 per share, with immediate vesting and expiring on the seventh anniversary of the grant date. Options issued under the OSOP to our directors for compensation entitle the participant to SEALSQ Ordinary Shares at the ratio of 1:1, at an exercise price equal to the nominal value of SEALSQ Ordinary Shares of USD 0.01 per share, with immediate vesting and expiring on the seventh anniversary of the grant date. Each grant is subject to the approval of the board of directors who may, in line with the terms and conditions of the FSOP and OSOP, amend the terms of the grant.

C.	Board Practices

Our Articles provide that our board of directors consists of a minimum of three (3) and a maximum of twelve (12) directors. We currently have eight members on our board of directors. Each director shall be elected for a one-year term. All current directors, namely Carlos Moreira, Peter Ward, Cristina Dolan, David Fergusson, Eric Pellaton, Ruma Bose, Danil Kerimi, and John O’Hara, were duly re-elected during the annual general shareholders meeting held on April 1, 2024. They will serve until the next annual general meeting in 2025, except in the event of their earlier death, resignation, or removal, and until their successors are elected at such next annual general meeting.

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

Board Independence

Five of our eight directors, Ruma Bose, Cristina Dolan, David Fergusson, Danil Kerimi and Eric Pellaton, are considered “independent” under the Nasdaq rules, and therefore, we currently follow Nasdaq Listing Rule 5605 (b)(1), which requires an issuer to maintain a majority of independent directors. We note that BVI law does not require an issuer to maintain a majority of independent directors, so we may not have a majority of independent directors in the future. We are also not subject to Nasdaq Listing Rule 5605 (b)(2), which requires that independent directors must have regularly scheduled meetings at which only independent directors are present.

Committees of the Board of Directors

Our board of directors has established an audit committee, a nomination and compensation committee, and a strategy committee.

Audit Committee

The Audit Committee consists of three members, being Cristina Dolan, David Fergusson and Eric Pellaton, who were appointed by the board of directors. The audit committee consists exclusively of members of our board of directors who are financially literate. Our board of directors has determined that all members of the Audit Committee satisfy the “independence” requirements set forth in Rule 10A-3 under the Securities Exchange Act and under the rules of Nasdaq. The members of the Audit Committee were appointed by our board of directors. The role of the Audit Committee complies with BVI law (as applicable) but may not fully comply with the requirements of Nasdaq Listing Rule 5605(c)(1).

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

Nomination and Compensation Committee

Our Nomination and Compensation Committee consists of two members, being David Fergusson and Eric Pellaton. Our board of directors has determined that each of the members of the Nomination and Compensation Committee is independent under Nasdaq’s listing standards. We follow our home country standards with respect to the responsibilities of our Nomination and Compensation Committee. BVI law does not impose any requirements to have a Nomination and Compensation Committee or on the charter of such nomination and compensation committee.

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

Quorum requirements

Nasdaq Listing Rule 5620(c) generally requires that the by-laws of a Nasdaq listed company must provide a quorum for shareholder meetings of at least 33⅓% of the outstanding shares of the company’s common voting stock. In this regard, we will prescribe those quorum requirements for meetings as set forth in our Articles, as permitted under applicable British Virgin Islands law, which provides that a quorum may be that as specifically fixed by the memorandum and articles of association of the company in question. Currently, our Articles provide that a shareholders’ meeting will be duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than 50% of the votes of the shares entitled to vote on resolutions of shareholders to be considered at the meeting.

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

Shareholder approval

Under Nasdaq Listing Rule 5635, a company is required to obtain shareholder approval of equity award plans and issuances of equity securities in excess of certain amounts based on our outstanding ordinary shares when at less than the market price or book value. There are no such mandatory requirements under BVI law or under our Articles, and as such, our practice varies from Nasdaq Listing Rule 5635. We do not plan to get shareholder approval for changes in or increases of shares in any of our equity award plans approved by the directors in the future or for issuances of equity securities that exceed 20% of the outstanding ordinary shares of the Company if they are sold at less than the market price or book value.

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

As at December 31, 2024, our Group had 67 employees, of which 62 were located in France. The following table shows the breakdown of our workforce of employees and contractors by category of activity as at the dates indicated:

Headcount breakdown	As at December 31,
Area of Activity	2024	2023	2022
Cost of sales	5	5	5
Research and development	30	25	20
Selling and marketing	17	17	15
General and administrative	15	14	14
Total	67	61	54

With respect to French employees, French labor laws govern the length of the workday and workweek, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination of employment, equal opportunity and anti-discrimination laws and other conditions of employment. French labor laws also impose the creation of a worker’s council for companies employing 50 people or more. There are no employees of SEALSQ France SAS representing labor unions at the workers’ council.

As at December 31, 2024, we also had 3 team members in the United States who are employed by fellow subsidiary undertakings of WISeKey, and whose salaries and associated benefits are charged to SEALSQ on a cost-plus basis.

We have never experienced any labor-related work stoppages or strikes and believe our relationships with our employees and independent contractors are agreeable.

E.	Share Ownership

See Item 7.A. Major Shareholders for a list of beneficial ownership of our shares as at December 31, 2024.

The table below shows the beneficial share ownership of the persons listed in above subsection 6.A, including any shareholding by their related parties.

	As at December 31, 2024
Name	Number of Class F Shares held	Percentage of Class F Shares(1)	Number of Ordinary Shares held	Percentage of Ordinary Shares(1)	Number of options on Class F Shares held(2)	Number of options on Ordinary Shares held(2)
Non-Executive Directors
Ruma Bose	-	-	-	-	-	37,886
Cristina Dolan	-	-	-	-	-	50,790
David Fergusson	-	-	*	*	-	26,276
Danil Kerimi	-	-	-	-	-	65,774
Eric Pellaton	-	-	*	*	-	50,790
Peter Ward	-	-	*	*	26	13,649

Executive Directors
Carlos Moreira	-	-	*	*	66	-
John O’Hara	-	-	*	*	4	-

Senior Management
Jean-Pierre Enguent	-	-	-	-	-	-
Bernard Vian	-	-	-	-	-	-
Frank Buonanno	-	-	-	-	-	-

*	Shareholding less than one percent of the class of shares and that has not been disclosed to shareholders or otherwise made public.
(1)	Based on the total number of fully paid-in outstanding shares as at December 31, 2024.
(2)	Each option giving right to one Class F Share or Ordinary Share upon exercise.

The terms of the options held by directors and senior management are described in the following table:

Name	Number of options on Class F Shares held(1)	Number of options on Ordinary Shares held(1)	Exercise price of option	Date of grant per U.S. GAAP	Expiration date of options
Non-Executive Directors
Ruma Bose	-	14,005	USD 0.01	07/15/2024	05/29/2031
Ruma Bose	-	7,819	USD 0.01	07/15/2024	05/29/2031
Ruma Bose	-	16,062	USD 0.01	07/15/2024	07/03/2031
Cristina Dolan	-	4,667	USD 0.01	06/11/2024	05/29/2031
Cristina Dolan	-	2,606	USD 0.01	06/11/2024	05/29/2031
Cristina Dolan	-	8,923	USD 0.01	07/09/2024	07/03/2031
Cristina Dolan	-	34,594	USD 0.01	10/25/2024	10/24/2031
David Fergusson	-	4,667	USD 0.01	06/02/2024	05/29/2031
David Fergusson	-	2,606	USD 0.01	06/02/2024	05/29/2031
David Fergusson	-	5,354	USD 0.01	07/09/2024	07/03/2031
David Fergusson	-	13,649	USD 0.01	10/25/2024	10/24/2031
Danil Kerimi	-	7,299	USD 0.01	06/03/2024	05/29/2031
Danil Kerimi	-	7,819	USD 0.01	06/03/2024	05/29/2031
Danil Kerimi	-	16,062	USD 0.01	10/27/2024	07/03/2031
Danil Kerimi	-	34,594	USD 0.01	10/27/2024	10/24/2031
Eric Pellaton	-	4,667	USD 0.01	05/31/2024	05/29/2031
Eric Pellaton	-	2,606	USD 0.01	05/31/2024	05/29/2031
Eric Pellaton	-	8,923	USD 0.01	07/09/2024	07/03/2031
Eric Pellaton	-	34,594	USD 0.01	10/29/2024	10/24/2031
Peter Ward	26	13,649	USD 0.01	10/28/2024	10/24/2031

Executive Directors
Carlos Moreira	51	-	USD 0.05	03/10/2023	03/09/2030
Carlos Moreira	15	-	USD 0.05	11/25/2024	11/24/2031
John O’Hara	4	-	USD 0.05	03/10/2023	03/09/2030
(1)	Each option giving right to one Class F Share or Ordinary Share upon exercise.

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

Summary of Stock Plans

Share Option Plans

We have two employee stock option plans: the F Share Option Plan (“FSOP”) and the Ordinary Share Option Plan (“OSOP”), which were approved respectively on January 19, 2023, and September 15, 2023 by the board of directors of SEALSQ.

Administration

Our board of directors administers the FSOP and OSOP and has full power to construe and interpret the share option plans, establish and amend rules and regulations for the administration thereof, and perform all other actions relating thereto. Under the FSOP and OSOP, the members of the board of directors and executive management as well as other employees, advisors, consultants and other persons providing services to us (the "Participants") may be granted options that entitle the respective Participant to receive a certain number of Class F Shares and Ordinary Shares, respectively.

Subject in particular to the ad-hoc terms which may be determined from time to time by the board of directors, options granted to Participants shall vest gradually on a straight-line basis over a period of three years from the grant date. Our board of directors may set shorter vesting periods for any Participant. The exercise period shall be seven years. Subject to certain exceptions, upon termination of the employment or contractual relationship between us or any of its subsidiaries or by the Participant, all options that are not vested held by the Participant shall be immediately forfeited without value, while vested options may be exercised by the Participant pursuant to the FSOP or OSOP as applicable during a period of thirty days or less after the end of the employment or contractual relationship. The board of directors may grant options to employees, members of management and consultants, the terms and conditions of which deviate from the FSOP or OSOP.

Plan Amendment or Termination

Our board of directors has the authority to amend, suspend, or terminate our FSOP and OSOP, provided that such action does not materially impair the existing rights of any Participant without such Participant's written consent.

For further information on the compensation of our directors and executive officers, see Item 6.B. Compensation and for further information on our shareholders and related party transactions policy, see Item 7. Major Shareholders and Related Party Transactions.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our Ordinary Shares for each beneficial owner of 5% or more of our Ordinary Shares.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares issuable upon the exercise of options, warrants or other rights that are immediately exercisable or exercisable within 60 days of March 17, 2025. Percentage ownership calculations are based on 104,508,901 fully-paid and outstanding Ordinary Shares as of March 17, 2025.

Name of beneficial owner	Total Ordinary Shares	Total % of Outstanding Ordinary Shares	Total F Shares	% Voting Power
WISeKey International Holding AG(1)	6,001,200	5.74%	1,499,700	52.86%

(1)	The largest single shareholder of WISeKey is Carlos Moreira, the Chief Executive Officer of SEALSQ. The table below sets forth information with respect to Mr. Moreira’s ownership of the Class A and Class B Shares of WISeKey as at March 17, 2025.

Name of beneficial owner	Total WISeKey Class A Shares	Total WISeKey Class B Shares	Total % of Outstanding WISeKey Class A Shares(i)	Total % of Outstanding WISeKey Class B Shares(i)	% WISeKey Voting Power(i)
Carlos Moreira	1,593,461(i)	94,031(i)	99.5%	2.8%	34.4%
(i)	Based on the total number of fully paid-in outstanding WISeKey Class A Shares and WISeKey Class B Shares as at March 17, 2025 as registered on the Commercial register of the Canton of Zug as at March 17, 2025.

SEALSQ is reserving up to 5% of its Class F Shares for issuance pursuant to an F Share Option Plan for certain directors and senior management of SEALSQ, its subsidiaries and its parent. As a result, WISeKey’s ownership percentage of Class F Shares is subject to the grant and exercise of SEALSQ Class F Share Options from time to time. Mr. Moreira was granted options to purchase 66 Class F Shares, out of which 51 were granted on March 10, 2023 and 15 on November 25, 2024, pursuant to the F Share Option Plan described in “Management—Equity Compensation Plans”. Mr. Ward was granted options to purchase 26 Class F Shares on March 10, 2023 pursuant to the F Share Option Plan described in “Management—Equity Compensation Plans”. Mr. O’Hara was granted options to purchase 4 Class F Shares on November 25, 2024 pursuant to the F Share Option Plan described in “Management—Equity Compensation Plans”. As described in Item 10.B. Memorandum and Articles of Association, each Class F Share has a number of votes per share that would cause the total votes of all Class F Shares as a class to equal 49.99% of the voting power of all SEALSQ shares (or, if the applicable voting standard is “a majority of the shares present in person or represented by proxy and entitled to vote on such matter”, 49.999999% of the voting power of shares present in person or represented by proxy and entitled to vote on such matter).

B.	Related Party Transactions

As of March 17, 2025, WISeKey owns 5.74% of our Ordinary Shares and 99.99% of our Class F Shares  (all of the Class F Share options having been exercised), thereby holding 52.86% of the voting power of all SEALSQ shares. SEALSQ is reserving up to 5% of its Class F Shares for issuance pursuant to an F Share Option Plan for the benefit of certain directors and senior management of SEALSQ, its subsidiaries and its parent, as a result of which WISeKey’s percentage ownership of SEALSQ Class F Shares is subject to the grant and exercise of Class F Share Options. Our Articles provide that, in the event of a change of control (being the acquisition by any person or entity, alone or jointly, of more than 50% of the voting rights of any Class F Shareholder which is a corporate entity), as determined by SEALSQ’s board of directors, the Class F Shares owned by such Class F Shareholder will be subject to a mandatory redemption by SEALSQ in exchange for the issuance of new Ordinary Shares at a ratio of five (5) Ordinary Shares for each one (1) Class F Share redeemed. A change in the control of WISeKey would trigger this provision as it is a corporate entity holding Class F Shares.

Upon completion of a mandatory redemption, the remaining Class F Shareholders, who are likely to be members of SEALSQ’s board of directors and senior management, would hold shares with 49.99% of the Company’s voting power. The mandatory redemption of such Class F Shares, and the issuance of five (5) Ordinary Shares for each one (1) Class F Share redeemed (in accordance with above) would result in a dilution of the per share voting power of the holders of our Ordinary Shares. See the section “Security Ownership of Certain Beneficial Owners” for more information.

Description of the Related Party Transactions

The following provides a description of the nature of the related party transactions and balances as at and for the years ended December 31, 2024, 2023 and 2022. The SEALSQ Group is majority owned, in voting power, by WISeKey International Holding AG, which provides financing and management services. The expenses in relation to WISeKey International Holding AG in the years ended December 31, 2024, 2023 and 2022 all relate to interest on the outstanding loans and the recharge of management services.

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

On April 1, 2021, the Group entered into a Debt Remission Agreement (the “Debt Remission”) with WISeKey pursuant to which an outstanding amount of EUR 5 million (USD 5,871,714 at historical rate) owed to WISeKey was remitted without any compensation from the Group. Per the terms of the Debt Remission, WISeKey will have the right to reinstate the debt and ask for repayment in fiscal years when SEALSQ France SAS achieves a positive income before income tax expense, in an amount calculated based on the income before income tax expense and as agreed by the parties. As such, because of the repayment clause, the loan amount covered by the Debt Remission continues to be shown as noncurrent liabilities included in the line Indebtedness to related parties, noncurrent. The outstanding amount under the Debt Remission is revalued at each period end at the applicable closing rate. On December 20, 2023, the Group and WISeKey entered into an agreement to write off EUR 2 million (USD 2,191,282 at historical rate) of the outstanding Debt Remission amount. Therefore, as at December 31, 2024, an amount of EUR 3 million (USD 3,105,300) remained outstanding under the Debt Remission.

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

On December 15, 2022, and in view of the negative equity position of the Group, WISeKey as then sole shareholder of the SEALSQ Group resolved to recapitalize the Group by forfeiting EUR 7 million (USD 7,348,397 at historical rate) out of the loans outstanding in exchange for the issuance of 175,000 new shares in SEALSQ France SAS, par value EUR 1. Under French law, such a recapitalization is only possible if the loans to be forfeited are immediately repayable. Therefore, respectively on November 1, 2022 and November 3, 2022, the Group entered into a First Amendment to the Debt Transfer Agreements and into the Fourth Amendment to the Revolving Credit Agreement pursuant to which the loans owed under the Debt Transfer Agreements dated June 28, 2021, December 31, 2021, June 30, 2022 and August 31, 2022 as well as all amounts due under the Revolving Credit became due and payable on November 30, 2022.

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

In 2024, the Group repaid the current debt owed to WISeKey in full for a total amount of USD 1,449,911, made up of a loan of USD 1,407,497, and related interest. The unamortized effective interest balance of the current debt of USD 129,691 was recognized in the income statement as interest and amortization of debt discount in an amount of USD 29,406 and as loss on debt extinguishment in an amount of USD 100,285.

The Group also repaid some of the noncurrent debts owed to WISeKey and WISeKey’s affiliates.

As at December 31, 2024, the Group owed WISeKey a noncurrent debt in an amount of USD 3,105,300 made up of the remaining loan under the Debt Remission, and a current loan of USD 3,008,775. In the year ended December 31, 2024, an aggregate effective interest expense of USD 82,493 was recorded in the income statement.

As at December 31, 2024, the Group also held an accounts payable balance of USD 2,388,441 with WISeKey and WISeKey’s affiliates in relation to interest on outstanding loans and the recharge of management services.

See also Item 7.A. Major Shareholders

Transactions with Senior Management

None.

Indemnification Agreements

We have entered into indemnification agreements with our directors and executive officers. The indemnification agreements would require, and our Articles require, us to indemnify our directors and executive officers to the fullest extent permitted by law.

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

A.	Consolidated Financial Statements and Other Financial Information

We have appended as part of this annual report our consolidated financial statements as at December 31, 2024 starting at page F-1.

For information on our dividend policy, see Item 10.B. Memorandum and Articles of Association.

Legal Proceedings

There is currently one ongoing legal proceeding against a subsidiary of SEALSQ, SEALSQ France SAS, concerning the control of export customs declarations by the Direction générale des douanes et droits indirects (French customs and excise department).

Following an open hearing conducted on January 25, 2024, a report was subsequently signed on April 30, 2024, by the customs authorities and SEALSQ France SAS, regarding export forms filed with French customs in relation to dual-use goods. The case was handled by the French Tax & Customs Litigations Committee ("Committee") of the Central Customs Administration ("Administration") in Paris. A hearing with the Committee of the Administration on January 13, 2025, led to a resolution of the dispute. The Administration decided to finally settle its legal action against SEALSQ France SAS by agreeing to a settlement amount of EUR 90,000, which was signed by SEALSQ France SAS on February 3, 2025, and, in line with ASC 855, was provided for in full in our consolidated financial statements as at December 31, 2024.

Except as disclosed above, the Company is not involved in any legal proceedings.

B.	Significant Changes

On February 27, 2025, the Company announced that it was entering into exclusive negotiations to acquire IC’ALPS SAS, an ASIC design and supply specialist based in France.

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

On March 17, 2025, the closing price of our Ordinary Shares on the Nasdaq was USD 3.76 per Ordinary Share.

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

Our Articles provide that the Company is authorized to issue two classes of shares, Ordinary Shares with a par value of USD 0.01, and Class F shares with a par value of USD 0.05, which shall be issued as registered Shares only.

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

The business and affairs of the Company shall be managed by, or under the direction or supervision of, the Directors. The Directors have all the powers necessary for managing, and for directing and supervising, the business and affairs of the Company. Each Director shall exercise their powers for a proper purpose and shall not act or agree to the Company acting in a manner that contravenes the Articles or the BVI Act. Each Director, in exercising their powers or performing their duties, shall act honestly and in good faith in what the Director believes to be the best interests of the Company.

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

DELAWARE CORPORATE LAW	BVI CORPORATE LAW
Under the Delaware General Corporation Law, the board of directors has the authority to fix the compensation of directors, unless otherwise restricted by the certificate of incorporation or bylaws.	The Articles contain a provision that the board of directors has the power to determine the remuneration, if any, of the directors.

Unless directors are elected by written consent in lieu of an annual meeting, directors are elected in an annual meeting of stockholders on a date and at a time designated by or in the manner provided in the bylaws. Re-election is possible.

Classified boards are permitted.

The Articles provide that the directors shall be appointed at the Company’s annual general meeting and will hold office until the next annual general meeting or until their earlier death, resignation or removal. Directors who have previously served on the board of directors may be re-elected. The directors of the Company may appoint directors where there is a vacancy.

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

DELAWARE CORPORATE LAW	BVI CORPORATE LAW
The Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15.0% or more of the corporation’s outstanding voting stock within the past three years.	There is no similar law in the British Virgin Islands.
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

A Delaware corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.	Under the Articles, the rights conferred upon the holders of our shares of any class may only be varied with the consent in writing of the holders of a majority of the issued shares of that class or by a resolution approved at a meeting of the shares of that class by the affirmative vote of a majority of the votes of the shares of that class which were present at the meeting and were voted.
A Delaware corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.	A British Virgin Islands company’s memorandum and articles of association may be amended by resolutions of the board of directors and the shareholders, subject to the BVI Act and the memorandum and articles of association.

DELAWARE CORPORATE LAW	BVI CORPORATE LAW
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

The Articles provide that the company is authorized to issue 210,000,000 shares in two classes as follows:

(a)     200,000,000 Ordinary Shares; and

(b)    10,000,000 Class F Shares.

DELAWARE CORPORATE LAW	BVI CORPORATE LAW
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

On March 1, 2024 (the “Third Tranche Closing Date”), the Company entered into an Amendment to the Securities Purchase Agreement (the “Third Tranche Amendment to Purchase Agreement,” and together with the Initial Securities Purchase Agreement, as amended by the Second Tranche Amendment to Purchase Agreement and by the Third Tranche Amendment to Purchase Agreement, the “Purchase Agreement”), and closed a $10 million third tranche (the “Third Tranche”) of the offering, resulting in the issuance to the Investors of (i) 2.5% Senior Original Issue Discount Convertible Notes due 2026 in an aggregate principal amount of $10,000,000.00 (the “Third Tranche Notes” and together with the Initial Notes and Second Tranche Notes, the “Notes”) convertible into a number of the Company’s Ordinary Shares, and (ii) warrants with a 5-year maturity (the “Third Tranche Warrants”, and together with the Initial Warrants and Second Tranche Warrants, the “Warrants”) to purchase an aggregate of 1,537,358 Ordinary Shares.

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

Fixed Conversion Price and Exercise Price. The fixed conversion price and the exercise price for the Initial Notes and the Initial Warrants was $30.00. Pursuant to the Second Tranche Amendment to the Purchase Agreement, all references in the applicable transaction documents for the Second Tranche to the Fixed Conversion Price and the Exercise Price was changed from $30.00 to $4.00. Pursuant to the Third Tranche Amendment to the Purchase Agreement, all references in the applicable transaction documents for the Third Tranche to the Fixed Conversion Price and the Exercise Price was changed from $4.00 to $5.50.

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

Original Issuance Discount. The Initial Notes carried a 4.0% original issue discount, resulting in proceeds before expenses to the Company from the issuance of the Initial Notes of approximately $9,600,000.00. The Initial Notes were issued on July 11, 2023. The Second Tranche Notes carry a 4.0% original issue discount, resulting in proceeds before expenses to the Company from the issuance of the Second Tranche Notes of approximately $9,600,000.00. The Second Tranche Notes were issued on January 9, 2024. The Third Tranche Notes carry a 2.5% original issue discount, resulting in proceeds before expenses to the Company from the issuance of the Third Tranche Notes of approximately $9,750,000.00. The Third Tranche Notes were issued on March 1, 2024.

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

Prepayment; Change of Control Payment. If the Company directly or indirectly received proceeds from and closes any kind of financing including through the issuance of any equity securities or indebtedness, the Investors may request prepayment of the principal of the Notes and any accrued and unpaid Interest in an amount of up to thirty percent (30%) of the gross proceeds received by the Company in such financing. The previous sentence shall not apply to any equity financing undertaken by the Company within six (6) months of the Original Issuance Date. Except as otherwise provided in the Notes, the Company may not prepay any portion of the principal of the Notes.

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

First Registered Direct Offering

Securities Purchase Agreement

On December 12, 2024, SEALSQ entered into a Securities Purchase Agreement (the “First Purchase Agreement”) with the Investors, pursuant to which the Company agreed to sell and issue 7,692,308 Ordinary Shares to the Investors at a purchase price of US$1.30 per Ordinary Share, in a registered direct offering (the “First RDO”). The closing of the First RDO occurred on December 16, 2024 (the “First RDO Closing Date”), subject to customary closing conditions.

The gross proceeds to the Company from the First RDO were approximately $10,000,000.00, before deducting the placement agent’s fees and other estimated offering expenses payable by the Company.

The First RDO was made pursuant to the Company’s existing shelf registration statement on Form F-3 (File No. 333-283358), which was declared effective on November 27, 2024 by the U.S. Securities and Exchange Commission (the “Shelf Registration Statement”). A prospectus supplement to the Shelf Registration Statement was filed with the Commission on December 16, 2024.

Pursuant to the First Purchase Agreement, the Company agreed not to issue, enter into any agreement to issue or announce the issuance or proposed issuance of, any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares or file any registration statement or prospectus, or any amendment or supplement thereto until the earlier of (i) 90 days after the Note Tranche Closing (as defined below) or (ii) March 31, 2025, subject to certain exceptions, without the prior consent of the Investors.

In addition, the Company agreed not to effect or enter into an agreement to effect any issuance of Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares involving a Variable Rate Transaction (as defined in the First Purchase Agreement) until 180 days after the Note Tranche Closing (as defined below), subject to certain exceptions.

Further, the Company agreed that the terms of the warrants issued by the Company to the Investors prior to the date hereof (each a “Prior Warrant” and collectively the “Prior Warrants”) will be modified, as of the First RDO Closing Date, as follows: (a) lowering of the exercise price of each Prior Warrant to $2.00 per Ordinary Share, and (b) increase in the quantity of each Prior Warrant such that the aggregate exercise price of the Prior Warrant equals the aggregate exercise price on the issuance date. Further, the Company agreed that if the Company and Purchasers do not close an additional convertible note tranche in an aggregate principle amount of $10.0 million pursuant to that certain securities purchase agreement, dated July 11, 2023, as amended, by January 16, 2025 (the “Note Tranche Closing”), then the reset above shall be based on the lowering of the exercise price to $1.00 per Ordinary Share (and also a corresponding increase in quantity of warrants as per (b) above).

Placement Agency Agreement

On December 12, 2024, the Company entered into a placement agency agreement (the “First RDO Placement Agency Agreement”) with Maxim Group LLC (the “Placement Agent”), pursuant to which the Company agreed to pay the Placement Agent an aggregate fee equal to 7.0% of the aggregate gross proceeds received by the Company from the sale of the Ordinary Shares in the First RDO. The Company also agreed to reimburse the Placement Agent for up to $40,000 in accountable expenses, including the Placement Agent’s legal counsel’s fees.

Second Registered Direct Offering

Securities Purchase Agreement

On December 16, 2024, SEALSQ entered into a Second Securities Purchase Agreement (the “Second Purchase Agreement”) with the Investors, pursuant to which the Company agreed to sell and issue 13,157,896 Ordinary Shares to the Investors at a purchase price of US$1.90 per Ordinary Share, in a registered direct offering (the “Second RDO”). The closing of the Second RDO occurred on December 17, 2024 (the “Second RDO Closing Date”), subject to customary closing conditions.

The gross proceeds to the Company from the Offering are expected to be approximately $25,000,000.00, before deducting the placement agent’s fees and other estimated offering expenses payable by the Company.

The Second RDO was made pursuant to the Company’s Shelf Registration Statement. A prospectus supplement to the Shelf Registration Statement was filed with the Commission on or around December 17, 2024.

Pursuant to the Second Purchase Agreement, the Company agreed not to issue, enter into any agreement to issue or announce the issuance or proposed issuance of, any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares or file any registration statement or prospectus, or any amendment or supplement thereto until the earlier of (i) the Note Tranche Closing, or (ii) March 31, 2025, subject to certain exceptions, without the prior consent of the Investors. The Investors agreed that the aforementioned standstill provision, which is also set forth in the First Purchase Agreement would not apply to the transactions contemplated by the Second Purchase Agreement.

In addition, the Company agreed not to effect or enter into an agreement to effect any issuance of Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares involving a Variable Rate Transaction (as defined in the Second Purchase Agreement) until 180 days after the Note Tranche Closing, subject to certain exceptions.

Further, the Company agreed that the offering and sale of the Shares to the Investors pursuant the Second Purchase Agreement shall not result in the lowering of the exercise price of the warrants issued by the Company to the Investors prior to the date hereof below US$2.00 per share.

Placement Agency Agreement

On December 16, 2024, the Company entered into a second placement agency agreement (the “Second Placement Agency Agreement”) with the Placement Agent, pursuant to which the Company agreed to pay the Placement Agent an aggregate fee equal to 7.0% of the aggregate gross proceeds received by the Company from the sale of the Ordinary Shares in the Second RDO. The Company also agreed to reimburse the Placement Agent for up to $40,000 in accountable expenses, including the Placement Agent’s legal counsel’s fees.

Third Registered Direct Offering

Securities Purchase Agreement

On December 17, 2024, SEALSQ entered into a Third Securities Purchase Agreement (the “Third Purchase Agreement”) with the Investors, pursuant to which the Company agreed to sell and issue 13,157,896 Ordinary Shares to the Investors at a purchase price of US$1.90 per Ordinary Share, in a registered direct offering (the “Third RDO”). The closing of the Third RDO occurred on December 19, 2024 (the “Third RDO Closing Date”), subject to customary closing conditions.

The gross proceeds to the Company from the Third RDO were approximately $25,000,000.00, before deducting the placement agent’s fees and other estimated offering expenses payable by the Company.

The Third RDO was made pursuant to the Company’s Shelf Registration Statement. A prospectus supplement to the Shelf Registration Statement was filed with the Commission on December 19, 2024.

Pursuant to the Third Purchase Agreement, the Company agreed not to issue, enter into any agreement to issue or announce the issuance or proposed issuance of, any Ordinary Shares of the Company or any securities convertible into or exercisable or exchangeable for Ordinary Shares or file any registration statement or prospectus, or any amendment or supplement thereto until the earlier of (i) the Note Tranche Closing, or (ii) March 31, 2025, subject to certain exceptions, without the prior consent of the Investors. The Investors agreed that the aforementioned standstill provisions, which are also set forth in the First and Second Purchase Agreements would not apply to the transactions contemplated by the Third Purchase Agreement.

In addition, the Company agreed not to effect or enter into an agreement to effect any issuance of Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares involving a Variable Rate Transaction (as defined in the Third Purchase Agreement) until 180 days after the Note Tranche Closing, subject to certain exceptions.

Further, the Company agreed that the offering and sale of the Shares to the Investors pursuant the Third Purchase Agreement shall not result in the lowering of the exercise price of the warrants issued by the Company to the Investors prior to the date hereof below $2.00 per share.

Placement Agency Agreement

On December 17, 2024, the Company entered into a third placement agency agreement (the “Third Placement Agency Agreement”) with the Placement Agent, pursuant to which the Company agreed to pay the Placement Agent an aggregate fee equal to 7.0% of the aggregate gross proceeds received by the Company from the sale of the Ordinary Shares in the Third RDO. The Company also agreed to reimburse the Placement Agent for up to $40,000 in accountable expenses, including the Placement Agent’s legal counsel’s fees.

Warrant Inducement Agreement

On December 30, 2024, SEALSQ entered into a letter agreement (the “Warrant Inducement Agreement”) with the Investors of all of its outstanding warrants in order to provide the Investors with an opportunity to exercise such warrants to purchase Ordinary Shares, at a reduced exercise price and to receive additional Ordinary Shares upon exercise of such warrants, in each case prior to the Exercise Date (as defined below).

Under the Warrant Inducement Agreement, the Company agreed to reduce the exercise price per Ordinary Share issuable upon exercise of a Warrant (“Warrant Share(s)”) for (i) the Initial Warrants to purchase Warrant Shares, (ii) the Second Tranche Warrants to purchase Warrant Shares and (iii) the Third Tranche Warrants to purchase Warrant Shares, in each case from $2.00 to $1.65 per Warrant Share payable in cash provided that the Investors exercise the Warrants on or prior to 5:00 p.m. (New York Time) January 3, 2025 (the “Exercise Date”). In addition, in the event that the Warrants are exercised by the Exercise Date, the number of Warrant Shares issuable upon the exercise of the Warrants shall be increased such that the aggregate exercise price payable upon the exercise of such Warrants after taking into account the decrease in exercise price of such Warrants shall be equal to the aggregate exercise price of such Warrants prior to such adjustment. As a result, if the Initial Warrants are exercised by the Exercise Date, the number of Warrant Shares issuable will be 4,469,382; if the Second Tranche Warrants are exercised by the Exercise Date, the number of Warrant Shares issuable will be 3,033,159; if the Third Tranche Warrants are exercised by the Exercise Date, the number of Warrant Shares issuable will be 2,821,498.

With respect to the purchase of the Warrant Shares underlying the Initial Warrants, if no effective registration statement and current prospectus is available on or prior to 9:00 a.m. (New York Time) on January 3, 2025, the exercise price of the Warrant Shares underlying the Initial Warrants shall be further reduced to $1.30 per Warrant Share and the number of Warrant Shares issuable upon the exercise of the Initial Warrants shall be further increased such that the aggregate exercise price payable upon the exercise of such Initial Warrants after taking into account the additional decrease in exercise price of such Initial Warrants shall be equal to the aggregate exercise price of such Initial Warrants prior to such adjustment.

Under the Warrant Inducement Agreement, the Company and the Investors agreed to waive the obligations of the Company and the Investors as set forth in (i) Section 4.19 of the First Purchase Agreement, by and among the Company and the Investors, to close an additional convertible note tranche in an aggregate principal amount of $10.0 million pursuant to that certain securities purchase agreement, dated July 11, 2023, as amended, by January 16, 2025, and (ii) Section 4.15 in each of the securities purchase agreements, dated as of December 12, 2024, December 16, 2024 and December 17, 2024, by and among the Company and the Investors.

The offering of Ordinary Shares to be issued to the Investors upon exercise of the Initial Warrants was made pursuant to the Company’s Shelf Registration Statement. A prospectus supplement to the Registration Statement was filed with the Commission on January 2, 2025.

Convertible Note and Warrant Financing Update

As of the Exercise Date, all of the Notes have been converted into an aggregate of 48,692,078 Ordinary Shares.

As of the Exercise Date, all of the Warrants have been exercised into an aggregate 14,299,039 Ordinary Shares.

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

Ownership of SEALSQ Ordinary Shares

Taxation of Distributions

Dividend distributions to individual Swiss Holders who hold their SEALSQ Ordinary Shares as private assets will be subject to Swiss federal, cantonal and communal income tax, unless these dividends are distributed out of qualifying capital contribution reserves recognized by the Swiss Federal Tax Administration, and excluding distributions of the nominal value upon a capital reduction.

Corporate and individual Swiss Holders who hold their SEALSQ Ordinary Shares as part of a trade or business carried out in Switzerland (including Swiss-resident private individuals who, for income tax purposes, are classified as “professional securities dealers” for reasons of, inter alia, frequent dealing, or leveraged transactions, in shares and other securities), as the case may be, through a permanent establishment or fixed place of business situated in Switzerland for tax purposes (the “Commercial Swiss Holders”) are required to recognize dividend distributions of SEALSQ in their income statement for the respective taxation period and are subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings for such taxation period. Corporate Swiss Holders may be eligible for the participation relief in respect of such dividend distributions if the SEALSQ Ordinary Shares held by them as part of a Swiss business have an aggregate market value of at least CHF 1 million.

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

Swiss Federal Securities Transfer Tax

Any transactions in SEALSQ Ordinary Shares in the secondary markets are subject to Swiss securities transfer tax at an aggregate rate of 0.15% of the consideration paid for such SEALSQ Ordinary Shares, however, only if a Swiss or Liechtensteinian bank or other securities dealer in Switzerland, as defined in the Swiss Federal Stamp Tax Act, is a party or an intermediary to the transaction and no exemption applies.

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

Issuance Stamp Duty

The Swiss issuance stamp duty of 1% is levied on the issuance of shares and increases in or contributions to the equity of Swiss tax resident corporations. Exemptions are available in tax neutral restructuring transactions. As a result, the issuance of shares by SEALSQ or any other increase in its equity may be subject to the issuance stamp duty unless the equity is increased in the context of a qualifying restructuring transaction. Such issuance stamp duty will be borne by SEALSQ.

Swiss Withholding Tax

Dividend distributions of Swiss tax resident corporations are subject to 35% dividend withholding tax unless such dividends are distributed out of qualifying capital contribution reserves recognized by the Swiss Federal Tax Administration, and excluding distributions of the nominal value upon a capital reduction. Since SEALSQ is a Swiss resident for tax purposes, its dividend distributions are generally subject to 35% withholding tax.

Upon request, the Swiss withholding tax, if any, will generally be refunded to shareholders of SEALSQ who have their tax residence in Switzerland, provided that such shareholders duly declare the distribution in the tax return or, in the case of legal entities, in the profit and loss statement. SEALSQ shareholders who are not tax residents of Switzerland may be entitled to a full or partial refund of the Swiss withholding tax if the country of residence for tax purposes has entered into a bilateral treaty for the avoidance of double taxation with Switzerland and the conditions of such treaty are met. Such shareholders should be aware that the procedures for claiming tax treaty benefits (and the time required for obtaining a refund) might be different from country to country.

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

The AEOI has been introduced in Switzerland through bilateral agreements or multilateral agreements. The agreements have been, and will be, concluded on the basis of guaranteed reciprocity, compliance with the principle of specialty (i.e., the information exchanged may only be used to assess and levy taxes (and for criminal tax proceedings)) and adequate data protection.

Based on such multilateral or bilateral agreements and the implementation of Swiss law, Switzerland collects and exchanges data in respect of financial assets, including SEALSQ Ordinary Shares, held in, and income derived thereon and credited to, accounts or deposits with a paying agent in Switzerland for the benefit of individuals resident in a European Union member state or in a treaty state (such as the United Kingdom).

Swiss Facilitation of the Implementation of the U.S. Foreign Account Tax Compliance Act

Switzerland has concluded an intergovernmental agreement with the United States to facilitate the implementation of U.S. Foreign Account Tax Compliance Act. The agreement ensures that the accounts held by U.S. persons with Swiss financial institutions are disclosed to the U.S. tax authorities either with the consent of the account holder or by means of group requests within the scope of administrative assistance. Information will not be transferred automatically in the absence of consent, and instead will be exchanged only within the scope of administrative assistance on the basis of the double taxation agreement between the United States and Switzerland. In September 2019, the protocol of amendment to the double taxation treaty between Switzerland and the U.S. entered into force, allowing U.S. competent authorities request all reported information on U.S. accounts in aggregate form without a declaration of consent, as well as on non-consenting non-participating financial institutions. On October 8, 2014, the Swiss Federal Council approved a mandate for negotiations with the United States on changing the current direct-notification-based regime to a regime where the relevant information is sent to the Swiss Federal Tax Administration, which in turn provides the information to the U.S. tax authorities. As of the date hereof, negotiations are ongoing.

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

Ownership of SEALSQ Ordinary Shares

Taxation of Distributions

Distributions of cash or property with respect to SEALSQ Ordinary Shares will generally be treated as dividends to the extent paid out of SEALSQ’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles), subject to the “passive foreign investment company” (“PFIC”) rules, as described below. Because SEALSQ does not maintain calculations of its earnings and profits under U.S. federal income tax principles, SEALSQ expects that distributions generally will be reported to U.S. Holders as dividends. For so long as SEALSQ Ordinary Shares are listed on Nasdaq or SEALSQ is eligible for benefits under the US-CH Treaty, and provided that SEALSQ was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a PFIC, dividends paid to certain non-corporate U.S. Holders will be eligible for taxation as “qualified dividend income” and therefore, subject to applicable limitations, will be taxable at rates not in excess of the long-term capital gain rate applicable to such U.S. Holder. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances.

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

Sale or Other Disposition of SEALSQ Ordinary Shares

Subject to the PFIC rules, as described below, gain or loss realized on the sale or other disposition of SEALSQ Ordinary Shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the SEALSQ Ordinary Shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the SEALSQ Ordinary Shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations.

Passive Foreign Investment Company Rules

SEALSQ will be classified as a “passive foreign investment company,” or “PFIC,” for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of its gross income for the taxable year is “passive income,” or (ii) 50% or more of the average quarterly value of its assets consist of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, SEALSQ will be treated as if it holds a proportionate share of the assets, and receives directly a proportionate share of the income, of any other corporation in which it directly or indirectly owns at least 25% by value of the shares of such corporation. Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains.

Based on SEALSQ’s financial statements, business plan and certain estimates, including as to the relative values of its assets, SEALSQ believes it was not a PFIC for its 2024 taxable year, although there can be no assurance regarding SEALSQ’s status as a PFIC for 2024 or any other taxable year. The determination of whether SEALSQ is a PFIC is a fact-intensive determination requiring the application of principles and methodologies that in some circumstances are unclear and may be subject to varying interpretation. Because SEALSQ currently owns a substantial amount of cash, and the valuation of its assets may be determined in part by reference to the market price of SEALSQ Ordinary Shares from time to time, which may fluctuate considerably, there is a risk that SEALSQ could be a PFIC for the taxable year ending December 31, 2025. However, whether SEALSQ is a PFIC for 2025 or any future year can only be determined after the close of the taxable year and will depend on the composition of its income and assets and the value of its assets from time to time during the year. Accordingly, there can be no assurance regarding SEALSQ’s status as a PFIC for 2024, 2025 or any future taxable year.

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

SEALSQ is exposed to market risks primarily related to foreign currency exchange rates and commodity prices. SEALSQ is not exposed to interest rate risks because all its financial instruments have fixed interest rate terms. As at December 31, 2024, all of SEALSQ’s market risk sensitive instruments are held by entities with U.S. Dollar as the functional currency so the level of risk is currently considered as fully mitigated.

Foreign currency exchange rate risk

For information about the foreign currency exchange rate risk see Item 5.A. Operating Results.

Commodity price risk

The Company has only a very limited exposure to price risk related to anticipated purchases of certain commodities used as raw material. Our raw material inventory was USD 764,000 as at December 31, 2024. A change in those prices may affect our gross margin, however because the inventory balance is relatively small in comparison with our total assets, the Company does not enter into commodity futures, forwards or any other hedge instrument to manage fluctuations in prices of anticipated purchases.

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

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, it used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment, management concluded that, as of December 31, 2024, our internal control over financial reporting is effective based on those criteria.

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

Item 16C. Principal Accounting Fees and Services

(a) Audit Fees: The aggregate fees billed for professional services rendered by the principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements amounted to USD 441,380 and USD 173,607 respectively for the years ended December 31, 2024 and 2023.

(b) Audit-Related Fees: None.

(c) Tax Fees: None.

(d) All Other Fees: None.

(e) Audit committee’s pre-approval policies and procedures: Our audit committee is responsible for overseeing the activities of BDO, our principal accountant. The audit committee regularly evaluates the performance of BDO and, based on this, once a year, determines whether BDO should be proposed to the shareholders for election. To assess the performance of BDO, the audit committee holds meetings with the CFO. Criteria applied for the performance assessment of BDO include an evaluation of its technical and operational competence; its independence and objectivity; the sufficiency of the resources it has employed; its focus on areas of significant risk; its willingness to probe and challenge; its ability to provide effective, practical recommendations; and the openness and effectiveness of its communications and coordination with the audit committee.

In the years ended December 31, 2024 and 2023, BDO has not provided services other than those rendered for the audit of our annual financial statements or in connection with statutory and regulatory filings or engagements.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider trading policies

Our board of directors has adopted the Company’s Insider Trading Policy that governs all transactions involving the Company’s securities by directors, officers, employees, consultants, and contractors and is reasonably designed to promote compliance with any insider trading laws, rules and regulations, and listing standards applicable to the Company. A copy of the Company’s Insider Trading Policy is filed as Exhibit 11.1 to this Annual Report.

Item 16K. Cybersecurity

SEALSQ is dedicated to maintaining the highest standards of cybersecurity to safeguard our operations, assets, and stakeholder interests. In an era where digital threats continue to evolve, we recognize the paramount importance of cybersecurity in preserving the integrity, confidentiality, and availability of our critical information and systems.

Our commitment to cybersecurity is rooted in a proactive and strategic approach that aligns with the Semiconductor industry’s best practices and regulatory standards. We view cybersecurity not only as a compliance requirement but as an integral component of our corporate responsibility to protect the trust of our shareholders, customers, and partners place in us.

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

Our security processes are piloted by a Global Security Director, under the supervision of a Security Board , which includes the top management of SEALSQ. Once a year, the Global Security Director reassesses our cybersecurity risks and proposes to the Security Board a plan of action and budget for the year to come.

The executive board members of SEALSQ hold a weekly meeting with the general manager to discuss all matters including operational matters and risk management, as well as holding regular, wider meetings with the senior management of SEALSQ. During these meetings, the risks faced by the business and any new matters arising or potential threats identified are discussed. The SEALSQ management team provide updates on their ongoing projects designed to manage these risks, as well as presenting the results of any audits that are being carried out. The board of directors is also kept apprised on the results of all audits carried out during the year and is required to decide on strategic decisions such as whether to attain accreditations for the business. The board and audit committee are responsible also for overseeing the annual audit of SEALSQ which, while primarily focused on the financials of SEALSQ, does also cover certain risks associated with the business.

Policies and Procedures:

Under our global security policy, we have implemented robust cybersecurity policies and procedures that address the identification, protection, detection, response, and recovery from potential cyber threats. Our EDM-QMS (Quality Management System) contains over 60 policies and procedures for IT and security. Our policies and procedures are reviewed once a year, at minimum, and updated to align with the semiconductor industry’s best practices and current threats. These policies and procedures are systematically asked for on each ISO or customer audit.

Incident Response Plan:

SEALSQ has a well-defined incident response plan to effectively manage and mitigate the impact of cybersecurity incidents. With our partner InQuest, a leader in cyber-defense, we have defined a main policy called Cybersecurity Response Plan to define all actions and plans to perform in case of cyberattack. It is a skeleton plan that refers to more specific procedures to help SEALSQ to take the right actions in a timely manner and address all fields, including detection, containment, investigation, rebuild and communication.

Cybersecurity Investments

We continually invest in cybersecurity technologies, infrastructure, and training programs to enhance our ability to defend against evolving cyber threats. These investments are designed to fortify our cyber defenses and ensure the resilience of our information systems. In 2024, we spent approximately 31% of the IT budget for cybersecurity. This is expected to increase to over 32% for cybersecurity investment in our budget plan for 2025.

Compliance and Regulations

SEALSQ complies with all applicable cybersecurity laws and regulations. For more than 16 years we have been ISO 27001 certified, and our products have been CC Common Criteria EAL5+ (ISO 15408) since 2003. We monitor changes in regulatory requirements and promptly adapt our cybersecurity best practices to remain in compliance with evolving semiconductor standards, such as ISO27001 ver2005, ver2013 and new ver2022.

Third-Party Relationships

We manage cybersecurity risks associated with third-party vendors and partners through due diligence, contractual obligations, and periodic assessments. Each year external audits are performed to our main suppliers. This includes requirements for third-parties to adhere to our cybersecurity standards.

Training and Awareness

To foster a cybersecurity-aware culture, we conduct at least yearly training programs for all employees and subcontractors to enhance their understanding of cybersecurity risks and best practices. Security induction sessions are also provided for all new employees or contractors. This ensures that our workforce is a critical line of defense against potential threats.

Additionally, we enhance our training efforts by conducting phishing campaigns through KnowBe4, a leading European provider for cybersecurity awareness training. This approach simulates real-world scenarios, helping employees identify and respond to phishing attempts effectively, while reinforcing the importance of vigilance in everyday interactions.

Cybersecurity Performance Metrics

SEALSQ monitors key performance metrics related to cybersecurity, including, but not limited to, firewalls, IPS probes (to track the number and nature of attacks), web and application usage by end users, and activity monitoring for VPN access. These metrics are reviewed weekly by the IT Director to drive continuous improvement. Additionally, general and file access control, account management, and power-user activities are monitored using the Log360 add-on from ManageEngine. In 2024, we enhanced our infrastructure monitoring capabilities by increasing Zabbix probes by 30%, providing a more comprehensive view of our IT infrastructure. Furthermore, critical vulnerabilities are now consistently reduced to near-zero levels. All these metrics, along with other insights, are consolidated and presented during the SEALSQ Security Board meetings.

Future Outlook

We are committed to staying ahead of emerging cyber threats and technologies. Leveraging our seat on the Eurosmart committees, we remain informed of the latest incidents, attacks, and technological advancements. Our future outlook involves ongoing investments in cybersecurity, proactive risk assessments, and collaboration with the semiconductor industry and cybersecurity experts, such as Inquest, to address new and evolving challenges. We are also focused on enhancing network performance by upgrading our core switches from 10Gbit to 25Gbit technology, significantly improving speed and reliability. In addition, storage capacity and performance will be improved with the implementation of a new NETAPP storage bay for hot data. Finally, we aim to track and reduce high vulnerabilities by 70%, further strengthening our security posture.

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

4.21*  Class F Shareholders’ Agreement dated January 1, 2023 (incorporated by reference to Exhibit 10.21 to the Company’s Pre-Effective Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-269710) filed with the SEC on March 10, 2023)

4.22*  Debt Remission Agreement, dated as of April 1, 2021, between WISeKey International Holding AG and Wisekey Semiconductors SAS (incorporated by reference to Exhibit 10.22 to the Company’s Registration Statement on Form F-1 (File No. 333-269710) filed with the SEC on February 10, 2023)

4.23*  Service Agreement, dated as of January 1, 2023, by and between WISeKey International Holding AG and SEALSQ Corp (incorporated by reference to Exhibit 10.23 to the Company’s Registration Statement on Form F-1 (File No. 333- 269710) filed with the SEC on February 10, 2023)

4.24*  Service Level Agreement by and among Inside Secure, Presto Engineering HVM and Presto Engineering, Inc., dated as of June 30, 2015 (incorporated by reference to Exhibit 10.24 to the Company’s Registration Statement on Form F-1 (File No. 333-269710) filed with the SEC on February 10, 2023) (1)

4.25*  First Amendment to Service Level Agreement, by and among Inside Secure, Presto Engineering HVM and Presto Engineering, Inc., dated as of May 26, 2016 (incorporated by reference to Exhibit 10.25 to the Company’s Registration Statement on Form F-1 (File No. 333-269710) filed with the SEC on February 10, 2023) (1)

4.26*  Second Amendment to Service Level Agreement, by and among WISeKey Semiconductors, Presto Engineering HVM and Presto Engineering, Inc., dated as of June 25, 2018 (incorporated by reference to Exhibit 10.26 to the Company’s Registration Statement on Form F-1 (File No. 333-269710) filed with the SEC on February 10, 2023) (1)

4.27*  Master Purchase Agreement by and between Cisco Systems International B.V. and INSIDE Secure, dated as of August 25, 2014 (incorporated by reference to Exhibit 10.27 to the Company’s Registration Statement on Form F-1 (File No. 333-269710) filed with the SEC on February 10, 2023)

4.28*  Loan Agreement between WISeKey International Holdings SA and WISeKey Semiconductors SAS, dated as of January 1, 2023 (incorporated by reference to Exhibit 10.28 to the Company’s Pre-Effective Amendment No. 2 to Registration Statement on Form F-1 (File No. 333-269710) filed with the SEC on March 23, 2023)

4.29*  Form of F Share Option Plan (incorporated by reference to Exhibit 10.30 to the Company’s Registration Statement on Form F-1 (File No. 333-269710) filed with the SEC on February 10, 2023)

4.30* Debt transfer agreement dated December 31, 2022 between WISeKey International Holding AG and WISeKey Semiconductors SAS (incorporated by reference to Exhibit 10.30 to the Company’s Registration Statement on Form F-1 (File No. 333-269710) filed with the SEC on February 10, 2023)

4.31*  F Share Option Agreement, dated March 10, 2023, by and between SEALSQ and Carlos Moreira (incorporated by reference to Exhibit 10.31 to the Company’s Pre-Effective Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-269710) filed with the SEC on March 10, 2023)

4.32*  F Share Option Agreement, dated March 10, 2023, by and between SEALSQ and Peter Ward (incorporated by reference to Exhibit 10.32 to the Company’s Pre-Effective Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-269710) filed with the SEC on March 10, 2023)

4.33*  Memorandum of Understanding dated July 27, 2022, between Cisco Systems, Inc. and WISeKey Semiconductors SAS (incorporated by reference to Exhibit 4.44 to the Company’s Annual Report on Form 20-F filed with the SEC on March 21, 2024)

4.34*  Amendment No.1 dated December 20, 2022, between Cisco Systems, Inc. and WISeKey Semiconductors SAS, of the Memorandum of Understanding dated July 27, 2023, between Cisco Systems, Inc. and WISeKey Semiconductors SAS (incorporated by reference to Exhibit 4.45 to the Company’s Annual Report on Form 20-F filed with the SEC on March 21, 2024)

4.35  Securities Purchase Agreement, dated December 12, 2024, by and among SEALSQ Corp and L1 Capital Global Opportunities Master Fund Ltd. and Anson Investments Master Fund LP

4.36*  Placement Agency Agreement, dated December 12, 2024, by and between SEALSQ Corp and Maxim Group LLC (incorporated by reference to Exhibit 10.2 to the Company’s Form 6-K filed with the SEC on December 16, 2024)

4.37  Second Securities Purchase Agreement, dated December 16, 2024, by and among SEALSQ Corp and L1 Capital Global Opportunities Master Fund Ltd. and Anson Investments Master Fund LP

4.38*  Second Agency Agreement, dated December 16, 2024, by and between SEALSQ Corp and Maxim Group LLC (incorporated by reference to Exhibit 10.2 to the Company’s Form 6-K filed with the SEC on December 17, 2024)

4.39   Third Securities Purchase Agreement, dated December 17, 2024, by and among SEALSQ Corp and L1 Capital Global Opportunities Master Fund Ltd. and Anson Investments Master Fund LP

4.40*  Third Agency Agreement, dated December 17, 2024, by and between SEALSQ Corp and Maxim Group LLC (incorporated by reference to Exhibit 10.2 to the Company’s Form 6-K filed with the SEC on December 19, 2024)

4.41   Warrant Inducement Agreement, dated December 30, 2024, by and among SEALSQ Corp and by and among SEALSQ Corp and L1 Capital Global Opportunities Master Fund Ltd. and Anson Investments Master Fund LP

4.42    Form of Ordinary Share Option Plan

8.1   Subsidiaries of SEALSQ Corp

11.1  SEALSQ Insider Trading Policy

12.1  Certification of Carlos Moreira, Chief Executive Officer of SEALSQ Corp, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2  Certification of John O’Hara, Chief Financial Officer of SEALSQ Corp, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1  Certification of Carlos Moreira, Chief Executive Officer of SEALSQ Corp, pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2  Certification of John O’Hara, Chief Financial Officer of SEALSQ Corp, pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1 Consent of BDO Ltd, an independent public accounting firm

15.2 Consent of BDO Rhône-Alpes, an independent public accounting firm

97.1*  SEALSQ Clawback Policy (incorporated by reference to Exhibit 97.1 to the Company’s Annual Report on Form 20-F filed with the SEC on March 21, 2024)

101.INS   XBRL Instance Document

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

SEALSQ CORP

By:	/s/ Carlos Moreira	/s/ John O’Hara
	Carlos Moreira	John O’Hara
	Chief Executive Officer	CFO

Date: March 20, 2025

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2024

SEALSQ Corp

Annual Report

January – December 2024

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2024

Consolidated Financial Statements

of SEALSQ Corp

As at December 31, 2024

1.	Report of the Independent Registered Public Accounting Firm (BDO Ltd; Zurich, Switzerland; PCAOB ID# 5988)	F-2
2.	Report of the Independent Registered Public Accounting Firm (BDO Rhône Alpes; Lyon, France; PCAOB ID# 3340)	F-3
3.	Consolidated Statements of Comprehensive Income / (Loss)	F-4
4.	Consolidated Balance Sheets	F-5
5.	Consolidated Statements of Changes in Shareholders’ Equity	F-7
6.	Consolidated Statements of Cash Flows	F-8
7.	Notes to the Consolidated Financial Statements	F-9

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2024

Phone +41 44 444 35 55 www.bdo.ch	BDO Ltd Schiffbaustrasse 2 8031 Zurich

1.	Report of the Independent Registered Public Accounting Firm (BDO Ltd; Zurich, Switzerland; PCAOB ID# 5988)

Shareholders and Board of Directors

SEALSQ CORP

VG 1110

British Virgin Islands

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of SEALSQ CORP (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of income and comprehensive income/(loss), stockholders’ equity, and cash flows for each of the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Zurich, Switzerland, March 20, 2025

/s/ Philipp Kegele	/s/ Thomas Richard de Ferrars
Philipp Kegele	ppa. Thomas Richard de Ferrars

We have served as the Company's auditor since 2023.

BDO Ltd, a limited company under Swiss law, incorporated in Zurich, forms part of the international BDO Network of independent member firms.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2024

Tél. : 04 72 61 05 76 www.bdo.fr	28 rue de la République 69002 LYON

2.	Report of the Independent Registered Public Accounting Firm (BDO Rhône Alpes; Lyon, France; PCAOB ID# 3340)

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

WISeKey Semiconductors SAS (SEALSQ Corp Predecessor) - Meyreuil - FRANCE

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of comprehensive income/loss, stockholders’ equity, and cash flows of WISeKey Semiconductors SAS Group (SEALSQ Corp Predecessor) for the year ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of the operations of the Company and its cash flows for the year ended December 2022, in conformity with accounting principles generally accepted in the United States of America.

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

Siège social : BDO Rhône-Alpes – Le Pixel – 10bis avenue des FTPF - 38130 Echirolles

SAS au capital de 3 000 000 Euros - SIREN 061 500 542 RCS Grenoble - N°TVA Intracommunautaire FR 720 615 00542

Société d’Expertise Comptable inscrite au Tableau de l’Ordre de la Région AURA

Société de Commissaires aux Comptes Compagnie Régionale Dauphiné Savoie

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2024

3.	Consolidated Statements of Comprehensive Income / (Loss)

	12 months ended December 31,
USD'000, except earnings per share	2024	2023	2022	Note ref.

Net sales	10,981	30,058	23,198	25
Cost of sales	(6,775)	(15,589)	(13,267)
Depreciation of production assets	(478)	(420)	(132)
Gross profit	3,728	14,049	9,799

Other operating income	359	48	2,007	26
Research & development expenses	(4,985)	(3,946)	(2,308)
Selling & marketing expenses	(5,453)	(5,648)	(3,824)
General & administrative expenses	(10,840)	(8,644)	(3,091)
Total operating expenses	(20,919)	(18,190)	(7,216)
Operating (loss) / income	(17,191)	(4,141)	2,583

Non-operating income	1,061	2,442	935	28
Gain / (loss) on debt extinguishment	(100)	-	-
Interest and amortization of debt discount	(1,003)	(689)	(355)	19
Non-operating expenses	(883)	(655)	(638)	29
(Loss) / income before income tax expense	(18,116)	(3,043)	2,525

Income tax (expense) / income	(3,085)	(225)	3,245
Net (loss) / income	(21,201)	(3,268)	5,770

Earnings per Ordinary Share (USD)
Basic	(0.60)	(0.21)	0.41	32
Diluted	(0.60)	(0.21)	0.41	32

Earnings per F Share (USD)
Basic	(3.01)	(1.07)	2.04	32
Diluted	(3.01)	(1.07)	2.04	32

Other comprehensive income / (loss), net of tax:
Foreign currency translation adjustments	-	(2)	(15)
Defined benefit pension plans:				21
Net gain / (loss) arising during period	(27)	11	170
Other comprehensive income / (loss)	(27)	9	155
Comprehensive (loss) / income	(21,228)	(3,259)	5,925

The accompanying notes are an integral part of these consolidated financial statements.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2024

4.	Consolidated Balance Sheets

	As at December 31,	As at December 31,
USD'000, except par value	2024	2023	Note ref.
ASSETS
Current assets
Cash and cash equivalents	84,624	6,895	7
Accounts receivable, net of allowance for doubtful accounts	3,825	5,053	8
Inventories	1,418	5,231	9
Prepaid expenses	355	605
Government assistance	2,247	1,718	10
Other current assets	593	765	11
Total current assets	93,062	20,267

Noncurrent assets
Deferred income tax assets	-	3,077	30
Deferred tax credits	190	-
Property, plant and equipment, net of accumulated depreciation	3,201	3,230	12
Intangible assets, net of accumulated amortization	-	-	13
Operating lease right-of-use assets	1,031	1,278	14
Other noncurrent assets	82	83	15
Total noncurrent assets	4,504	7,668
TOTAL ASSETS	97,566	27,935

LIABILITIES
Current Liabilities
Accounts payable	10,073	6,963	16
Notes payable	4,828	1,278	17
Deferred revenue, current	5	-	25
Current portion of obligations under operating lease liabilities	327	336	14
Income tax payable	1	2
Other current liabilities	283	138	18
Total current liabilities	15,517	8,717

Noncurrent liabilities
Bonds, mortgages and other long-term debt	-	1,654	19
Convertible note payable, noncurrent	-	1,519	19
Indebtedness to related parties, noncurrent	3,105	9,695	20
Operating lease liabilities, noncurrent	616	893	14
Employee benefit plan obligation	464	426	21
Total noncurrent liabilities	4,185	14,187
TOTAL LIABILITIES	19,702	22,904

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2024

	As at December 31,	As at December 31,	Note
USD'000, except par value	2024	2023	ref.

Commitments and contingent liabilities			22

SHAREHOLDERS' EQUITY
Common stock - Ordinary shares	1,000	154	23
Par value - USD 0.01
Authorized - 200,000,000 and 200,000,000
Issued and outstanding - 100,039,519 and 15,446,807
Common stock - F shares	75	75	23
Par value - USD 0.05
Authorized - 10,000,000 and 10,000,000
Issued and outstanding - 1,499,700 and 1,499,700
Additional paid-in capital	117,944	24,730
Accumulated other comprehensive income / (loss)	758	784	24
Accumulated deficit	(41,913)	(20,712)
Total shareholders' equity	77,864	5,031
TOTAL LIABILITIES AND EQUITY	97,566	27,935

The accompanying notes are an integral part of these consolidated financial statements.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2024

5.	Consolidated Statements of Changes in Shareholders’ Equity

USD'000 except share numbers	Number of ordinary shares	Number of F shares	Share Capital	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income / (loss)		Total equity (deficit)	Note ref.
As at December 31, 2022	7,501,400	1,499,700	150	16,731	(17,444)	775	(a)	212
Reverse recapitalization under common control	100	-	-	(188)	-	-		(188)
L1 Facility	3,940,630	-	39	3,854	-	-		3,893
Anson Facility	4,004,677	-	40	4,124	-	-		4,164
Indebtedness to related parties	-	-	-	209	-	-		209
Comprehensive income / (loss)	-	-	-	-	(3,268)	9		(3,259)
As at December 31, 2023	15,446,807	1,499,700	229	24,730	(20,712)	784		5,031
Stock-based compensation	-	-	-	148	-	-		148	27
Anson SPA	19,260,369	-	193	10,199	-	-		10,392	19
L1 SPA	21,494,586	-	215	10,295	-	-		10,510	19
Second, Third and Fourth Anson SPAs	17,004,050	-	170	27,530	-	-		27,700	23
Second, Third and Fourth L1 SPAs	17,004,050	-	170	27,530	-	-		27,700	23
Anson warrants	5,336,419	-	53	8,752	-	-		8,805	23
L1 warrants	4,493,238	-	45	8,760	-	-		8,805	23
Comprehensive income / (loss)	-	-	-	-	(21,201)	(27)		(21,228)
As at December 31, 2024	100,039,519	1,499,700	1,075	117,944	(41,913)	758	(a)	77,864

(a) Adjusted for rounding

The accompanying notes are an integral part of these consolidated financial statements

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2024

6.	Consolidated Statements of Cash Flows

	12 months ended December 31,
USD'000	2024	2023	2022

Cash Flows from operating activities:
Net income / (loss)	(21,201)	(3,268)	5,770
Adjustments to reconcile net income to net cash provided by / (used in) operating activities:
Depreciation of property, plant & equipment	630	569	404
Amortization of intangible assets	-	1	4
Write-off gain	-	(2,240)	-
Interest and amortization of debt discount	1,003	689	355
Loss on debt extinguishment	100	-	-
Stock-based compensation	148	-	-
Inventory valuation allowance	(524)	594	554
Deferred tax asset write-off	3,077	-	-
Income tax expense / (recovery) net of cash paid	4	225	(3,250)
Other non cash expenses /(income)
Expenses settled in equity	441	153	-
Expenses accrued under noncurrent liabilities	-	-	882
Unrealized and non cash foreign currency transactions	(478)	112	-
Reclassification to financial activities	255	-	-
Changes in operating assets and liabilities, net of effects of businesses acquired / divested
Decrease (increase) in accounts receivables	1,451	(2,834)	387
Decrease (increase) in inventories	4,337	2,319	(5,354)
Decrease (increase) in other current assets and prepaids, net	423	275	(778)
Decrease (increase) in deferred research & development tax credits, net	(528)	(1,026)	154
Decrease (increase) in other noncurrent assets, net	(189)	(6)	5
Increase (decrease) in accounts payable	2,100	39	(521)
Increase (decrease) in deferred revenue, current	5	-	-
Increase (decrease) in income tax payable	-	(45)	44
Increase (decrease) in other current liabilities	145	(10)	(31)
Increase (decrease) in defined benefit pension liability	37	31	(179)
Increase (decrease) in interest on debt owed to related parties	167	35	164
Increase (decrease) in net balance owed to related parties, excluding debt and interest on debt	(2,608)	1,347	1,836
Net cash provided by / (used in) operating activities	(11,205)	(3,040)	446

Cash Flows from investing activities:
Sale / (acquisition) of property, plant and equipment	(571)	(3,021)	(299)
Net cash provided by / (used in) investing activities	(571)	(3,021)	(299)

Cash Flows from financing activities:
Proceeds from options and warrants exercises	17,610	-	-
Proceeds from issuance of Common Stock	60,000	-	-
Common Stock issuance costs	(4,855)	-	-
Proceeds from debt	-	-	1,750
Repayment of indebtedness to related parties	(1,407)	-	-
Payments of debt issue costs	(1,867)	(680)	-
Proceeds from convertible loan issuance	20,000	9,600	-
Net cash provided by / (used in) financing activities	89,481	8,920	1,750

Effect of exchange rate changes on cash and cash equivalents	24	(21)	96

Cash and cash equivalents
Net increase / (decrease) during the period	77,729	2,838	1,993
Balance, beginning of period	6,895	4,057	2,064
Cash and cash equivalents balance, end of period	84,624	6,895	4,057

Supplemental cash flow information for financing and investing activities
Cash paid for income tax	4	-	4
Noncash conversion of convertible loans into common stock	21,825	8,175	-
Recapitalization by WISeKey International Holding Ltd	-	-	7,348
ROU assets obtained from operating lease	62	65	56

The accompanying notes are an integral part of these consolidated financial statements.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2024

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

On January 1, 2023, SEALSQ Corp acquired SEALSQ France SAS (formerly WISeKey Semiconductors SAS), a private joint stock company (French Simplified Joint Stock Company), and its subsidiaries. Prior to that acquisition, SEALSQ did not have any operations.

SEALSQ is a semiconductor company specializing in the design of secure microcontrollers and advanced cybersecurity solutions that integrate Post-Quantum Cryptography (PQC) for the Internet of Things (IoT) ecosystem. As an OEM supplier, we cater to a diverse range of clients, including IoT device manufacturers, branded appliances, and high-value objects, ensuring digital trust and security in an increasingly interconnected world. SEALSQ uniquely combines semiconductor and cybersecurity technologies, embedding countermeasures capable of resisting state-of-the-art tampering attacks, including those anticipated from future Quantum Computing threats. SEALSQ has been granted the highest security resistance level (CC EAL5+), positioning us as a leader in the industry. SEALSQ operates as a Public Key Infrastructure (PKI) Root Certification Authority, certified by global organizations such as WEBTRUST, GSMA, CSA-MATTER, and WI-SUN, covering essential sectors like SSL/TLS, telecommunications, utilities, and home automation. By integrating cybersecurity, semiconductors, and post-quantum IoT, SEALSQ is pioneering the future of digital trust, ensuring that connected devices have a secure, verifiable identity and can communicate safely in an increasingly digital landscape.

The Group anticipates being able to generate profits in the future thanks to the increased focus on the security and authentication of IT components and networks on the market, and its search for new revenue streams which may include investments in, and acquisitions of, companies in the industry.

Note 2.      Future operations and going concern

The Group recorded a loss from operations in this reporting period and the accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern.

The Group incurred a net operating loss of USD 17.2 million in the year 2024 and had positive working capital of USD 77.5 million as at December 31, 2024, calculated as the difference between current assets and current liabilities. Based on the Group’s cash projections up to March 31, 2026, SEALSQ has sufficient liquidity to fund operations.

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

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2024

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

Our most critical accounting estimates include:

-	Inventory Valuation (see Note 9)
-	Recoverability of deferred tax assets (see Note 30)
-	Revenue recognition (see Note 25)
-	Bonds, mortgages and other long-term debt (see Note 19)
-	Convertible note payable, noncurrent (see Note 19)
-	Indebtedness to related parties (see Note 20)

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

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2024

Intangible Assets

Those intangible assets that are considered to have a finite useful life are amortized over their useful lives, which generally range from 1 to 10 years.

Leases

In line with ASC 842, the Group, as a lessee, recognizes right-of-use assets and related lease liabilities on its balance sheet for all arrangements with terms longer than twelve months, and reviews its leases for classification between operating and finance leases. Obligations recorded under operating and finance leases are identified separately on the balance sheet. Lease assets and lease liabilities are measured initially at an amount equal to the present value of minimum lease payments during the lease term, as at the beginning of the lease term.

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

Contract Liability

Contract liability consists of either:

-	amounts that have been invoiced and not yet paid, nor recognized as revenue. Upon payment, the liability is reclassified to deferred revenue if the amounts still have not been recognized as revenue. Contract liability that will be realized during the succeeding 12-month period is recorded as current and the remaining contract liability recorded as non-current. This would relate to multi-year certificates or licenses.
-	advances from customers not supported by invoices.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2024

Sales Commissions

Sales commission expenses where revenue is recognized are recorded in the period of revenue recognition.

Cost of Sales and Depreciation of Production Assets

Our cost of sales consists primarily of expenses associated with the delivery and distribution of products. These include expenses related to the preparation of our secure elements and the technical support provided on the Group's ongoing production and on ramp-up phases, including materials, labor, test and assembly suppliers and subcontractors, freights costs, as well as the amortization of probes, wafers and other items that are used in the production process. This amortization is disclosed separately under depreciation of production assets on the face of the income statement.

Research and Development and Software Development Costs

All research and development costs and software development costs are expensed as incurred.

Advertising Costs

All advertising costs are expensed as incurred.

Pension Plan

In the year 2024, the Group maintained one defined benefit post-retirement plans covering the French employees of SEALSQ France SAS.

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

The Group is required to pay income taxes in a number of countries. The Group recognizes the benefit of uncertain tax positions in the financial statements when it is more likely than not that the position will be sustained on examination by the tax authorities. The benefit recognized is the largest amount of tax benefit that is greater than fifty percent likely of being realized on settlement with the tax authority, assuming full knowledge of the position and all relevant facts. The Group adjusts its recognition of these uncertain tax benefits in the period in which new information is available impacting either the recognition or measurement of its uncertain tax positions.

Government Assistance - Research Tax Credits

Research tax credits are provided by the French government to give incentives for companies to perform technical and scientific research. SEALSQ France SAS is eligible to receive such tax credits.

These research tax credits are presented as a reduction of research & development expenses in the income statement when companies that have qualifying expenses can receive such grants in the form of a tax credit irrespective of taxes ever paid or ever to be paid, the corresponding research and development efforts have been completed and the supporting documentation is available. The credit is deductible from the entity’s income tax charge for the year or payable in cash the following year, whichever event occurs first. The tax credit is therefore considered to be a refundable R&D tax credit which is not within the scope of the income tax standard (ASC 740). It is included in current assets under government assistance in the balance sheet in line with ASC 832.

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

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2024

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

Segment Reporting

In 2024, after one full year of operations of the SEALSQ Group, our chief operating decision maker, who is also our Chief Executive Officer, requested changes in the information that he regularly reviews for purposes of allocating resources and assessing budgets and performance. As a result, beginning in fiscal year 2024, we report our financial performance based on a new segment structure described in Note 31. All prior periods were restated as a result of the change in reported segments.

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

Recent Accounting Pronouncements

Adoption of new FASB Accounting Standard in the current year – Prior-Year Financial Statements not restated:

As of January 1, 2024, the Group adopted Accounting Standards Update (ASU) 2023-01 Leases (Topic 842): Common Control Arrangements, which requires all companies to amortize leasehold improvements associated with common control leases over the asset’s useful life to the common control group regardless of the lease term. ASU 2023-01 requires leasehold improvements associated with leases between entities under common control to be amortized over the useful life of the improvements until the lessee ceases to control the use of the underlying asset through a lease, at which time the remaining value of the leasehold improvement would be accounted for as a transfer between entities under common control.

There was no impact on the Group's results upon adoption of the standard.

The group also adopted Accounting Standards Update (ASU) 2023-07 Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which enhances current segment disclosures and requires additional disclosures of significant segment expenses. ASU 2023-07 amendments improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements.

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

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which updates mandates that public business entities provide more detailed disclosures about specific expense categories in their financial statement notes, enhancing transparency for investors.

Summary: Entities are required to disaggregate certain expense captions presented on the income statement into the following natural expense categories, such as purchases of Inventory, Employee compensation, Depreciation and Intangible Asset Amortization. These disaggregated expenses must be presented in a tabular format within the notes to the financial statements for both annual and interim reporting periods. Additionally, entities are required to disclose the total amount of selling expenses and provide their definition.

Effective Date: ASU 2024-03 is effective for annual reporting periods for public business entities for fiscal years beginning after December 15, 2026, and for interim reporting periods within fiscal years beginning after December 15, 2027. Early adoption is permitted.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2024

The Group expects to adopt all the aforementioned guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

In November 2024, the FASB issued ASU 2024-04, Debt - Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments. This update clarifies the accounting treatment for certain settlements of convertible debt instruments that do not occur under the instruments' preexisting terms.

Summary: The update introduces a "preexisting contract approach" to determine whether an inducement offer should be accounted for as an induced conversion. Under this approach, an inducement offer is considered to preserve the form and amount of consideration if it provides the debt holder with at least the same consideration as the original conversion terms of the instrument. The assessment is based on the terms as they existed one year before the offer acceptance date, especially if the instrument was modified within that period. Additionally, the ASU clarifies that induced conversion accounting applies to convertible debt instruments within the scope of Subtopic 470-20 that are not currently convertible, provided the instrument contained a substantive conversion feature at both its issuance date and the inducement offer acceptance date.

Effective Date: ASU 2024-04 is effective for public business entities for fiscal years beginning after December 15, 2025. Early adoption is permitted.

The Group expects to adopt all the aforementioned guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

Note 5.      Concentration of credit risks

Financial instruments that are potentially subject to credit risk consist primarily of cash and cash equivalents and trade accounts receivable. Our cash and cash equivalents is mostly held with one large financial institution. Management believes that the financial institution that holds most of our cash and cash equivalents is financially sound and, accordingly, is subject to minimal credit risk. However, to the extent that such deposits exceed the maximum insurance levels, they are uninsured.

The Group sells to large, international customers and, as a result, may maintain individually significant trade accounts receivable balances with such customers during the year. We generally do not require collateral on trade accounts receivable. Summarized below are the clients whose revenue was 10% or higher than the respective total consolidated net sales for the 12 months to December 31, 2024, 2023 or 2022, and the clients whose trade accounts receivable balances were 10% or higher than the respective total consolidated trade accounts receivable balance as at December 31, 2024 and December 31, 2023. In addition, we note that some of our clients are contract manufacturers for the same companies; should these companies reduce their operations or change contract manufacturers, this would cause a decrease in our customer orders which would adversely affect our operating results.

Revenue concentration (% of total net sales)	12 months ended December 31,
	2024	2023	2022
Multinational electronics contract manufacturing company	4%	15%	16%
Multinational telecom & hardware manufacturing company	0%	4%	5%
International digital security company	0%	12%	10%
International software services provider	2%	8%	6%
International computer and hardware manufacturer	36%	5%	3%
International equipment and software manufacturer	0%	6%	6%
International electronic security systems manufacturer	4%	0%	0%

Receivables concentration (% of total accounts receivable and maximum amount of loss due to credit risk)	As at December 31, 2024		As at December 31, 2023
	%	USD’000%		USD’000
Multinational electronics contract manufacturing company	7%	253	15%	739
Multinational telecom & hardware manufacturing company	0%	-	12%	590
International digital security company	0%	-	0%	-
International software services provider	4%	137	14%	686
International computer and hardware manufacturer	47%	1,804	12%	628
International equipment and software manufacturer	0%	-	19%	944
International electronic security systems manufacturer	10%	400	0%	-

Note 6.      Fair value measurements

ASC 820 establishes a three-tier fair value hierarchy for measuring financial instruments, which prioritizes the inputs used in measuring fair value. These tiers include:

•	Level 1, defined as observable inputs such as quoted prices in active markets;
•	Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

•  Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2024

	As at December 31, 2024		As at December 31, 2023		Fair value level
USD'000	Carrying amount	Fair value	Carrying amount	Fair value		Note ref.
Nonrecurring fair value measurements
Accounts receivable	3,825	3,825	5,053	5,053	3	8
Accounts payable	10,073	10,073	6,963	6,963	3	16
Notes payable	4,828	4,828	1,278	1,278	3	17-20
Bonds, mortgages and other long-term debt	-	-	1,654	1,654	3	19
Convertible note payable, noncurrent	-	-	1,519	1,846	3	19
Indebtedness to related parties, noncurrent	3,105	3,105	9,695	9,695	3	20

In addition to the methods and assumptions we use to record the fair value of financial instruments as discussed in the Fair Value Measurements section above, we used the following methods and assumptions to estimate the fair value of our financial instruments:

-	Accounts receivable – carrying amount approximated fair value due to their short-term nature.
-	Accounts payable – carrying amount approximated fair value due to their short-term nature.
-	Notes payable – carrying amount approximated fair value due to their short-term nature.
-	Bonds, mortgages and other long-term debt - carrying amount approximated fair value.
-	Convertible note payable, noncurrent – fair value is calculated based on the present value of the future cash flows as of the reporting date.
-	Indebtedness to related parties, noncurrent - carrying amount approximated fair value.

Note 7.      Cash and cash equivalents

Cash consists of deposits held at major banks.

Note 8.      Accounts receivable

The breakdown of the accounts receivable balance is detailed below:

	As at December 31,	As at December 31,
USD'000	2024	2023
Trade accounts receivable	3,645	5,103
Allowance for credit losses	(50)	(50)
Accounts receivable from other related parties	223	-
Other accounts receivable	7	-
Total accounts receivable, net of allowance for credit losses	3,825	5,053

As at December 31, 2024, accounts receivable from other related parties consisted of a receivable from SEALCOIN AG in relation to services provided by SEALSQ (see Note 34).

Note 9.      Inventories

Inventories consisted of the following:

	As at December 31,	As at December 31,
USD'000	2024	2023
Raw materials	764	1,025
Work in progress	482	4,206
Finished goods	172	-
Total inventories	1,418	5,231

In the years ended December 31, 2024, 2023 and 2022, the Group recorded an inventory valuation allowance in the income statement in an amount of, respectively, USD 92,284, USD 220,289 and USD 204,211 on raw materials, and a credit of USD 615,608, and debits of USD 373,469 and USD 349,623 on work in progress. The credit on work in progress in 2024 results from the release of a provision.

Note 10.      Government assistance

SEALSQ France SAS is eligible for research tax credits provided by the French government (see Note 4 Summary of significant accounting policies). As at December 31, 2024 and December 31, 2023, the receivable balances in respect of these research tax credits owed to the Group were respectively USD 2,246,680 and USD 1,718,248. The credit is deductible from the entity’s income tax charge for the year or payable in cash the following year, whichever event occurs first.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2024

The balance as at December 31, 2024 is the aggregate of USD 1,217,490 (at closing rate) tax credit earned in relation to the year 2024 and USD 1,029,190 (at closing rate) in relation to the year 2023. Refundable R&D tax credits are considered to be government assistance in line with ASC 832.

Note 11.      Other current assets

Other current assets consisted of the following:

	As at December 31,	As at December 31,
USD'000	2024	2023
Value-Added Tax receivable	501	415
Advanced payment to suppliers	61	346
Deposits, current	5	4
Other current assets	26	-
Total other current assets	593	765

Note 12.      Property, plant and equipment

Property, plant and equipment, net consisted of the following.

	As at December 31,	As at December 31,
USD'000	2024	2023
Machinery & equipment	13,769	13,275
Office equipment and furniture	2,321	2,321
Computer equipment and licences	817	710
Total property, plant and equipment, gross	16,907	16,306

Accumulated depreciation for:
Machinery & equipment	(10,733)	(10,241)
Office equipment and furniture	(2,320)	(2,279)
Computer equipment and licences	(653)	(556)
Total accumulated depreciation	(13,706)	(13,076)
Total property, plant and equipment, net	3,201	3,230
Depreciation charge for the year	630	569

In the years ended December 31, 2024 and 2023, SEALSQ Corp did not identify any events or changes in circumstances indicating that the carrying amount of any asset may not be recoverable. As a result, the Group did not record any impairment charge on property, plant and equipment in the years ended December 31, 2024 and 2023.

The useful economic life of property plant and equipment is as follows:

•	Production tools	8 to 10 years
•	Office equipment and furniture:	2 to 5 years
•	Production masks	5 years
•	Probe cards	5 years
•	Licenses	3 years
•	Software	1 year

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2024

Note 13.      Intangible assets

Intangible assets consisted of the following:

	As at December 31,	As at December 31,
USD'000	2024	2023
Intangible assets subject to amortization:
Patents	2,281	2,281
License agreements	1,699	1,699
Other intangibles	923	923
Total intangible assets, gross	4,903	4,903
Accumulated amortization for:
Patents	(2,281)	(2,281)
License agreements	(1,699)	(1,699)
Other intangibles	(923)	(923)
Total accumulated amortization	(4,903)	(4,903)
Total intangible assets subject to amortization, net	—	—
Total intangible assets, net	—	—
Amortization charge for the year	—	1

The useful economic life of intangible assets is as follows:

•	Patents	5 to 10 years
•	License agreements	1 to 3 years
•	Other intangibles	5 years

Note 14.      Leases

The Group has historically entered into a number of lease arrangements under which it is the lessee. As at December 31, 2024, the SEALSQ Group holds four operating leases. The operating leases relate to premises. We do not sublease. All of our operating leases include multiple optional renewal periods which are not reasonably certain to be exercised.

During the years 2024, 2023 and 2022 we recognized rent expenses associated with our leases as follows:

	12 months ended December 31,	12 months ended December 31,	12 months ended December 31,
USD'000	2024	2023	2022
Operating lease cost:
Fixed rent expense	356	329	332
Short-term lease cost	—	—	—
Net lease cost	356	329	332
Lease cost - Cost of sales	—	—	—
Lease cost - General & administrative expenses	356	329	332
Net lease cost	356	329	332

In the years 2024 and 2023, we had the following cash and non-cash activities associated with our leases:

	As at December 31,	As at December 31,
USD'000	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	351	314
Non-cash investing and financing activities:
Net lease cost	356	329
Additions to ROU assets obtained from:
New operating lease liabilities	62	66

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2024

The following table provides the details of right-of-use assets and lease liabilities as of December 31, 2024:

As at December 31, 2024
USD'000
Right-of-use assets:
Operating leases	1,031
Total right-of-use assets	1,031
Lease liabilities:
Operating leases	943
Total lease liabilities	943

As at December 31, 2024, future minimum annual lease payments were as follows, which corresponds to the future minimum lease payments under legacy ASC 840 in line with ASU 2018-11.

Year (USD’000)	Operating	Short-term	Finance	Total
2025	323	—	—	323
2026	293	—	—	293
2027	288	—	—	288
2028	157	—	—	157
Total future minimum operating and short-term lease payments	1,061	—	—	1,061
Less effects of discounting	(118)	—	—	(118)
Lease liabilities recognized	943	—	—	943

As of December 31, 2024 the weighted-average remaining lease term was 3.49 years for operating leases.

For our operating leases, we calculated an estimate rate based upon the estimated incremental borrowing rate of the entity holding the lease. The weighted average discount rate associated with operating leases as of December 31, 2024, was 3.04%.

Note 15.      Other noncurrent assets

Other noncurrent assets consisted of noncurrent deposits. Deposits are primarily made up of rental deposits on the premises rented by the Group.

Note 16.      Accounts payable

The accounts payable balance consisted of the following:

	As at December 31,	As at December 31,
USD'000	2024	2023
Trade creditors	3,443	3,299
Accounts payable to shareholders	1,716	1,378
Accounts payable to Board Members	1,387	—
Accounts payable to other related parties	673	—
Accounts payable to underwriters, promoters, and employees	901	1,150
Other accounts payable	1,953	1,136
Total accounts payable	10,073	6,963

As at December 31, 2024, accounts payable to Board Members are made up of:

-	a balance of USD 953,397 payable to Carlos Moreira in relation to accrued bonus and social charges thereon (see Note 34 for detail),
-	a balance of USD 381,359 payable to John O’Hara in relation to accrued bonus and social charges thereon (see Note 34 for detail), and
-	a balance of USD 51,852 payable to other Board Members in relation to their board fee (see Note 34 for detail).

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2024

Accounts payable to other related parties are made up of:

-	a balance of USD 435,757 payable to WISeCoin AG in relation to interest on an outstanding loan (see Notes 20 and 34 for detail), and
-	a balance of USD 236,877 payable to WISeKey SA in relation to recharge of employee costs (see Note 34 for detail).

Accounts payable to shareholders consist of short-term payables due to WISeKey International Holding Ltd in relation to interest on outstanding loans and the recharge of management services (see Notes 20 and 34).

Accounts payable to underwriters, promoters and employees consist primarily of payable balances to employees in relation to holidays, bonus and 13th month accruals across the Group.

Other accounts payable are mostly accruals of social charges in relation to the accrued liability to employees as well as accruals in relation to non-trade creditors such as various professional fees.

Note 17.      Notes payable

Notes payable consisted of the following:

	As at December 31,	As at December 31,
USD'000	2024	2023
Short-term loan	1,819	—
Short-term loan from shareholders	—	1,278
Short-term loan from other related parties	3,009	—
Total notes payable	4,828	1,278

As at December 31, 2024, the current notes payable balance was made up of:

-	a USD 1,818,943 short-term production capacity investment loan with a third-party client (see detail below), and
-	a USD 3,008,775 short-term loan with WISeCoin AG (see detail in Note 20).

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

As at December 31, 2024, SEALSQ has not repaid any amount due to a change in the product mix of the client. The loan balance remains USD 2 million with an unamortized debt discount balance of USD 181,057, thus leaving a carrying value of USD 1,818,943.

The Group recorded a debt discount amortization expense of USD 165,147 in the year 2024.

Note 18.      Other current liabilities

Other current liabilities consisted of the following:

	As at December 31,	As at December 31,
USD'000	2024	2023
Other tax payable	200	13
Customer contract liability, current	83	125
Total other current liabilities	283	138

Note 19.      Bonds, mortgages and other long-term debt

Share Purchase Agreement with L1 Capital Global Opportunities Master Fund dated July 11, 2023

On July 11, 2023, the Group entered into a Securities Purchase Agreement (the “L1 SPA”) with L1 Capital Global Opportunities Master Fund Ltd (“L1”) pursuant to which L1 may enter into a private placement of up to a maximum amount of USD 10 million, divided into two equal tranches, in the form of Senior Unsecured Original Issue 4% Discount Convertible Promissory Notes. The Notes shall have a 24-month maturity and bear interest at a rate of 4% per annum, subject to adjustment. The Notes will be convertible into Ordinary Shares of SEALSQ, partially or in full, at an initial conversion price equal to the lesser of (i) a fixed conversion price of USD 30 per Ordinary Share, which, on the six-month anniversary of the tranche closing date, may reset at 130% of the daily volume weighted average price (“VWAP”) of the Ordinary Shares for the trading day immediately prior to the reset date and (ii) 92% of the lowest daily VWAP of the Ordinary Shares during the ten trading days immediately preceding the conversion notice of the Note, with a floor price of USD 2.50. The covenants include the requirement for the Group to maintain a minimum cash balance of USD 4 million and to ensure that indebtedness of the Group does not exceed 15% of the average market capitalization.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2024

Due to L1’s option to convert the loan in part or in full at any time before maturity, the L1 SPA was assessed as a share-settled debt instrument with an embedded put option. In line with ASC 480-10-55-43 and ASC 480-10-55-44, because the value that L1 will predominantly receive at settlement does not vary with the value of the shares, the settlement provision is not considered a conversion option. We assessed the put option under ASC 815 and concluded that it is clearly and closely related to its debt host and therefore did not require bifurcation. Per ASC 480-10-25, the L1 SPA was accounted for as a liability measured at fair value using the discounted cash flow method at inception.

Additionally, per the terms of the L1 SPA, upon each tranche closing under the L1 SPA, SEALSQ will grant L1 the option to acquire Ordinary Shares of SEALSQ at an initial exercise price of USD 30, which may reset at 120% of the closing VWAP on the six-month anniversary of the tranche closing date. The number of warrants granted at each tranche subscription is calculated as 30% of the principal amount of each tranche divided by the VWAP of the Ordinary Shares of SEALSQ on the trading day immediately preceding the tranche closing date. Each warrant agreement has a 5-year exercise period starting on the relevant tranche closing date. In line with ASC 470-20-25-2, for each tranche closing, the proceeds from the convertible notes with a detachable warrant were allocated to the two elements based on the relative fair values of the debt instrument without the warrant and of the warrant at time of issuance. When assessed as an equity instrument, the warrant agreement is fair valued at grant using the Black-Scholes model and the market price of the Ordinary Shares on the tranche closing date. The fair value of the debt is calculated using the discounted cash flow method.

The first tranche of USD 5 million was funded on July 12, 2023, by L1. SEALSQ issued to L1 (i) a Senior Original Issue 4% Discount Convertible Promissory Note of USD 5 million (the “First L1 Note”), convertible into SEALSQ’s Ordinary Shares, and (ii) 122,908 warrants on the Ordinary Shares of SEALSQ with a 5-year maturity (the “First L1 Warrant”). SEALSQ also created a capital reserve of 8,000,000 Ordinary Shares from its duly authorized Ordinary Shares for issuance under the First L1 Note and the First L1 Warrant. Debt issue costs made up of legal expenses totaling USD 114,832 and a commission of USD 250,000 to the placement agent were due upon issuance of the First L1 Note, and a fee of USD 200,000 representing 4% of the principal value of the First L1 Note was paid to L1 at closing.

The First L1 Warrant was assessed as an equity instrument and was fair valued at grant at an amount of USD 632,976 using the Black-Scholes model and the market price of the Ordinary Shares of SEALSQ on the date of grant of USD 11.42. The fair value of the debt was calculated using the discounted cash flow method as USD 4,987,363. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 563,112, with the credit entry recorded in additional paid-in capital (“APIC”), and the debt issue costs created a debt discount on the debt host in the amount of USD 323,744 and a debit to APIC of USD 41,088. Including the fee paid to L1, a total debt discount of USD 1,086,856 was recorded against the First L1 Note’s principal amount.

During the year ended December 31, 2023, L1 converted a total of USD 4 million of the First L1 Note, resulting in the delivery of a total of 3,940,630 Ordinary Shares of SEALSQ. A debt discount charge of USD 210,290 was amortized to the income statement and unamortized debt discounts totaling USD 705,572 were booked to APIC on conversions in line with ASC 470-02-40-4.

On January 9, 2024, SEALSQ and L1 entered into an Amendment to the Securities Purchase Agreement (the “First L1 Amendment”), to amend some of the original terms and conditions of the L1 SPA and pursuant to which L1 may enter into a private placement of up to a maximum amount of USD 10 million, divided into two equal tranches, in the form of Senior Unsecured Original Issue 4% Discount Convertible Promissory Notes. The Notes will be convertible into Ordinary Shares of SEALSQ, partially or in full, at an initial conversion price equal to the lesser of (i) a fixed conversion price of USD 4 per Ordinary Share, which, on the six-month anniversary of the tranche closing date, may reset at 130% of the daily VWAP of the Ordinary Shares for the trading day immediately prior to the reset date and (ii) 92% of the lowest daily volume VWAP of the Ordinary Shares during the ten trading days immediately preceding the conversion notice of the Note, with a floor price of USD 0.55. The warrants issued upon each tranche closing under the First L1 Amendment will have a fixed exercise price of USD 4 and the reset of the exercise price of the First L1 Warrant is deleted. All other significant terms of the L1 SPA remain unchanged.

The second tranche of USD 5 million was funded on January 11, 2024, by L1. SEALSQ issued to L1 (i) a Senior Original Issue 4% Discount Convertible Promissory Note of USD 5 million (the “Second L1 Note”), convertible into SEALSQ’s Ordinary Shares, and (ii) 1,144,339 warrants on the Ordinary Shares of SEALSQ with a 5-year maturity (the “Second L1 Warrant”). SEALSQ also created a capital reserve of 45,000,000 Ordinary Shares from its duly authorized Ordinary Shares for issuance under the Second L1 Note and the Second L1 Warrant. Debt issue costs made up of legal expenses totaling USD 70,279 and a commission of USD 250,000 to the placement agent were due upon issuance of the Second L1 Note, and a fee of USD 200,000 representing 4% of the principal value of the Second L1 Note was paid to L1 at closing.

The Second L1 Warrant was assessed as an equity instrument and was fair valued at grant at an amount of USD 709,490 using the Black-Scholes model and the market price of the Ordinary Shares of SEALSQ on the date of grant of USD 1.60. The fair value of the debt was calculated using the discounted cash flow method as USD 4,594,061. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 668,882, with the credit entry recorded in APIC, and the debt issue costs created a debt discount on the debt host in the amount of USD 277,433 and a debit to APIC of USD 42,846. Including the fee paid to L1, a total debt discount of USD 1,146,315 was recorded against the Second L1 Note’s principal amount.

On March 1 ,2024, SEALSQ and L1 entered into the Second Amendment to the Securities Purchase Agreement (the “Second L1 Amendment”), to amend some of the terms and conditions of the L1 SPA and pursuant to which L1 may enter into a private placement of up to a maximum amount of USD 10 million, divided into two equal tranches, in the form of Senior Unsecured Original Issue 2.5% Discount Convertible Promissory Notes. The Notes will be convertible into Ordinary Shares of SEALSQ, partially or in full, at an initial conversion price equal to the lesser of (i) a fixed conversion price of USD 5.5 per Ordinary Share, which, on the six-month anniversary of the tranche closing date, may reset at 130% of the daily VWAP of the Ordinary Shares for the trading day immediately prior to the reset date and (ii) 93% of the lowest daily volume VWAP of the Ordinary Shares during the ten trading days immediately preceding the conversion notice of the Note, with a floor price of USD 0.55.The warrants issued upon each tranche closing under the Second L1 Amendment will have a fixed exercise price of USD 5.5. All other significant terms of the L1 SPA, as amended by the First L1 Amendment, remain unchanged.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2024

The third tranche of USD 5 million was funded on March 1, 2024, by L1. SEALSQ issued to L1 (i) a Senior Original Issue 2.5% Discount Convertible Promissory Note of USD 5 million (the “Third L1 Note”), convertible into SEALSQ’s Ordinary Shares, and (ii) 768,679 warrants on the Ordinary Shares of SEALSQ with a 5-year maturity (the “Third L1 Warrant”). Debt issue costs made up of legal expenses totaling USD 53,184 and a commission of USD 250,000 to the placement agent were due upon issuance of the Third L1 Note, and a fee of USD 125,000 representing 2.5% of the principal value of the Third L1 Note was paid to L1 at closing.

The Third L1 Warrant was assessed as an equity instrument and was fair valued at grant at an amount of USD 553,449 using the Black-Scholes model and the market price of the Ordinary Shares of SEALSQ on the date of grant of USD 1.98. The fair value of the debt was calculated using the discounted cash flow method as USD 4,549,701. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 542,262, with the credit entry recorded in APIC, and the debt issue costs created a debt discount on the debt host in the amount of USD 270,303 and a debit to APIC of USD 32,881. Including the fee paid to L1, a total debt discount of USD 937,565 was recorded against the First L1 Note’s principal amount.

During the year ended December 31, 2024, L1 converted all notes in full for a total conversion amount of USD 11 million, resulting in the delivery of a total of 21,494,587 Ordinary Shares of SEALSQ. A total debt discount charge of USD 432,091 was amortized to the income statement and unamortized debt discounts totaling USD 1,822,783 were booked to APIC on conversion in line with ASC 470-02-40-4.

As at December 31, 2024, there was no unconverted balance in relation to the L1 SPA, as amended.

Share Purchase Agreement with Anson Investments Master Fund dated July 11, 2023

On July 11, 2023, the Group entered into a Securities Purchase Agreement (the “Anson SPA”) with Anson Investments Master Fund LP (“Anson”) pursuant to which Anson may enter into a private placement of up to a maximum amount of USD 10 million, divided into two equal tranches, in the form of Senior Unsecured Original Issue 4% Discount Convertible Promissory Notes. The Notes shall have a 24-month maturity and bear interest at a rate of 4% per annum, subject to adjustment. The Notes will be convertible into Ordinary Shares of SEALSQ, partially or in full, at an initial conversion price equal to the lesser of (i) USD 30 per Ordinary Share, which, on the six-month anniversary of the tranche closing date, may reset at 130% of the daily VWAP of the Ordinary Shares for the trading day immediately prior to the reset date and (ii) 92% of the lowest daily VWAP of the Ordinary Shares during the ten trading days immediately preceding the notice of partial or full conversion of the Note, with a floor price of USD 2.50. The covenants include the requirement for the Group to maintain a minimum cash balance of USD 4 million and to ensure that indebtedness of the Group does not exceed 15% of the average market capitalization.

Due to Anson’s option to convert the loan in part or in full at any time before maturity, the Anson SPA was assessed as a share-settled debt instrument with an embedded put option. In line with ASC 480-10-55-43 and ASC 480-10-55-44, because the value that Anson will predominantly receive at settlement does not vary with the value of the shares, the settlement provision is not considered a conversion option. We assessed the put option under ASC 815 and concluded that it is clearly and closely related to its debt host and therefore did not require bifurcation. Per ASC 480-10-25, the Anson SPA was accounted for as a liability measured at fair value using the discounted cash flow method at inception.

Additionally, per the terms of the Anson SPA, upon each tranche closing under the Anson SPA, SEALSQ will grant Anson the option to acquire Ordinary Shares of SEALSQ at an initial exercise price of USD 30, which may reset at 120% of the closing VWAP on the six-month anniversary of the tranche closing date. The number of warrants granted at each tranche subscription is calculated as 30% of the principal amount of each tranche divided by the VWAP of the Ordinary Shares of SEALSQ on the trading day immediately preceding the tranche closing date. Each warrant agreement has a 5-year exercise period starting on the relevant tranche closing date. In line with ASC 470-20-25-2, for each tranche closing, the proceeds from the convertible notes with a detachable warrant were allocated to the two elements based on the relative fair values of the debt instrument without the warrant and of the warrant at time of issuance. When assessed as an equity instrument, the warrant agreement is fair valued at grant using the Black-Scholes model and the market price of the Ordinary Shares on the tranche closing date. The fair value of the debt is calculated using the discounted cash flow method.

The first tranche of USD 5 million was funded on July 12, 2023, by Anson. SEALSQ issued to Anson (i) a Senior Original Issue 4% Discount Convertible Promissory Note of USD 5 million (the “First Anson Note”), convertible into SEALSQ’s Ordinary Shares, and (ii) 122,908 warrants on the Ordinary Shares of SEALSQ with a 5-year maturity (the “First Anson Warrant”). SEALSQ also created a capital reserve of 8,000,000 Ordinary Shares from its duly authorized Ordinary Shares for issuance under the First Anson Note and the First Anson Warrant. Debt issue costs made up of legal expenses totaling USD 64,832 and a commission of USD 250,000 to the placement agent were due upon issuance of the First Anson Note, and a fee of USD 200,000 representing 4% of the principal value of the First Anson Note was paid to Anson at closing.

The First Anson Warrant was assessed as an equity instrument and was fair valued at grant at an amount of USD 632,976 using the Black-Scholes model and the market price of the Ordinary Shares of SEALSQ on the date of grant of USD 11.42. The fair value of the debt was calculated using the discounted cash flow method as USD 4,987,363. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 563,112, with the credit entry recorded in APIC, and the debt issue costs created a debt discount on the debt host in the amount of USD 279,375 and a debit to APIC of USD 35,457. Including the fee paid to Anson, a total debt discount of USD 1,042,487 was recorded against the First Anson Note’s principal amount.

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

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2024

On January 9, 2024, SEALSQ and Anson entered into an Amendment to the Securities Purchase Agreement (the “First Anson Amendment”), to amend some of the original terms and conditions of the Anson SPA SPA and pursuant to which Anson may enter into a private placement of up to a maximum amount of USD 10 million, divided into two equal tranches, in the form of Senior Unsecured Original Issue 4% Discount Convertible Promissory Notes. The Notes will be convertible into Ordinary Shares of SEALSQ, partially or in full, at an initial conversion price equal to the lesser of (i) a fixed conversion price of USD 4 per Ordinary Share, which, on the six-month anniversary of the tranche closing date, may reset at 130% of the daily VWAP of the Ordinary Shares for the trading day immediately prior to the reset date and (ii) 92% of the lowest daily volume VWAP of the Ordinary Shares during the ten trading days immediately preceding the conversion notice of the Note, with a floor price of USD 0.55. The warrants issued upon each tranche closing under the First Anson Amendment will have a fixed exercise price of USD 4 and the reset of the exercise price of the First Anson Warrant is deleted. All other significant terms of the Anson SPA remain unchanged.

The second tranche of USD 5 million was funded on January 10, 2024, by Anson. SEALSQ issued to Anson (i) a Senior Original Issue 4% Discount Convertible Promissory Note of USD 5 million (the “Second Anson Note”), convertible into SEALSQ’s Ordinary Shares, and (ii) 1,144,339 warrants on the Ordinary Shares of SEALSQ with a 5-year maturity (the “Second Anson Warrant”). SEALSQ also created a capital reserve of 45,000,000 Ordinary Shares from its duly authorized Ordinary Shares for issuance under the Second Anson Note and the Second Anson Warrant. Debt issue costs made up of legal expenses totaling USD 55,279 and a commission of USD 250,000 to the placement agent were due upon issuance of the Second Anson Note, and a fee of USD 200,000 representing 4% of the principal value of the Second Anson Note was paid to Anson at closing.

The Second Anson Warrant was assessed as an equity instrument and was fair valued at grant at an amount of USD 709,490 using the Black-Scholes model and the market price of the Ordinary Shares of SEALSQ on the date of grant of USD 1.60. The fair value of the debt was calculated using the discounted cash flow method as USD 4,594,171. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 668,868, with the credit entry recorded in APIC, and the debt issue costs created a debt discount on the debt host in the amount of USD 264,441 and a debit to APIC of USD 40,838. Including the fee paid to Anson, a total debt discount of USD 1,133,309 was recorded against the Second Anson Note’s principal amount.

On March 1, 2024, SEALSQ and Anson signed a second Amendment to Securities Purchase Agreement (the “Second Anson Amendment”), to amend some of the terms and conditions of the Anson SPA and pursuant to which Anson may enter into a private placement of up to a maximum amount of USD 10 million, divided into two equal tranches, in the form of Senior Unsecured Original Issue 2.5% Discount Convertible Promissory Notes. The Notes will be convertible into Ordinary Shares of SEALSQ, partially or in full, at an initial conversion price equal to the lesser of (i) a fixed conversion price of USD 5.5 per Ordinary Share, which, on the six-month anniversary of the tranche closing date, may reset at 130% of the daily VWAP of the Ordinary Shares for the trading day immediately prior to the reset date and (ii) 93% of the lowest daily volume VWAP of the Ordinary Shares during the ten trading days immediately preceding the conversion notice of the Note, with a floor price of USD 0.55.The warrants issued upon each tranche closing under the Second Anson Amendment will have a fixed exercise price of USD 5.5. All other significant terms of the Anson SPA, as amended by the First Anson Amendment, remain unchanged.

The third tranche of USD 5 million was funded on March 1, 2024, by Anson. SEALSQ issued to Anson (i) a Senior Original Issue 2.5% Discount Convertible Promissory Note of USD 5 million (the “Third Anson Note”), convertible into SEALSQ’s Ordinary Shares, and (ii) 768,679 warrants on the Ordinary Shares of SEALSQ with a 5-year maturity (the “Third Anson Warrant”). Debt issue costs made up of legal expenses totaling USD 38,184 and a commission of USD 250,000 to the placement agent were due upon issuance of the Third Anson Note, and a fee of USD 125,000 representing 2.5% of the principal value of the Third Anson Note was paid to Anson at closing.

The Third Anson Warrant was assessed as an equity instrument and was fair valued at grant at an amount of USD 553,449 using the Black-Scholes model and the market price of the Ordinary Shares of SEALSQ on the date of grant of USD 1.98. The fair value of the debt was calculated using the discounted cash flow method as USD 4,549,701. Applying the relative fair value method per ASC 470-20-25-2, the recognition of the warrant agreement created a debt discount on the debt host in the amount of USD 542,262, with the credit entry recorded in APIC, and the debt issue costs created a debt discount on the debt host in the amount of USD 256,930 and a debit to APIC of USD 31,254. Including the fee paid to Anson, a total debt discount of USD 924,192 was recorded against the Third Anson Note’s principal amount.

During the year ended December 31, 2024, Anson converted all notes in full for a total conversion amount of USD 10,825,000, resulting in the delivery of a total of 19,260,369 Ordinary Shares of SEALSQ. A total debt discount charge of USD 376,774 was amortized to the income statement and unamortized debt discounts totaling USD 1,816,168 were booked to APIC on conversion in line with ASC 470-02-40-4.

As at December 31, 2024, there was no unconverted balance in relation to the Anson SPA, as amended.

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

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2024

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

On April 1, 2021, the Group entered into a Debt Remission Agreement (the “Debt Remission”) with WISeKey pursuant to which an outstanding amount of EUR 5 million (USD 5,871,714 at historical rate) owed to WISeKey was remitted without any compensation from the Group. Per the terms of the Debt Remission, WISeKey will have the right to reinstate the debt and ask for repayment in fiscal years when SEALSQ France SAS achieves a positive income before income tax expense, in an amount calculated based on the income before income tax expense and as agreed by the parties. As such, because of the repayment clause, the loan amount covered by the Debt Remission continues to be shown as noncurrent liabilities included in the line Indebtedness to related parties, noncurrent. The outstanding amount under the Debt Remission is revalued at each period end at the applicable closing rate. On December 20, 2023, the Group and WISeKey entered into an agreement to write off EUR 2 million (USD 2,191,282 at historical rate) of the outstanding Debt Remission amount. Therefore, as at December 31, 2024, an amount of EUR 3 million (USD 3,105,300) remained outstanding under the Debt Remission.

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

On December 15, 2022, and in view of the negative equity position of the Group, WISeKey as then sole shareholder of the SEALSQ Group resolved to recapitalize the Group by forfeiting EUR 7 million (USD 7,348,397 at historical rate) out of the loans outstanding in exchange for the issuance of 175,000 new shares in SEALSQ France SAS, par value EUR 1. Under French law, such a recapitalization is only possible if the loans to be forfeited are immediately repayable. Therefore, respectively on November 1, 2022 and November 3, 2022, the Group entered into a First Amendment to the Debt Transfer Agreements and into the Fourth Amendment to the Revolving Credit Agreement pursuant to which the loans owed under the Debt Transfer Agreements dated June 28, 2021, December 31, 2021, June 30, 2022 and August 31, 2022 as well as all amounts due under the Revolving Credit became due and payable on November 30, 2022.

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

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2024

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

In 2024, the group repaid the current debt owed to WISeKey in full for a total amount of USD 1,449,911, made up of a loan of USD 1,407,497, and related interests. The unamortized effective interest balance of the current debt of USD 129,691 was recognized in the income statement as interest and amortization of debt discount in an amount of USD 29,406 and as loss on debt extinguishment in an amount of USD 100,285.

The Group also repaid some of the noncurrent debts owed to WISeKey and WISeKey’s affiliates.

As at December 31, 2024, the Group owed WISeKey a noncurrent debt in an amount of USD 3,105,300 made up of the remaining loan under the Debt Remission, and a current loan of USD 3,008,775. In the year ended December 31, 2024, an aggregate effective interest expense of USD 82,493 was recorded in the income statement.

As at December 31, 2024, the Group also held an accounts payable balance of USD 2,388,441 with WISeKey and WISeKey’s affiliates in relation to interest on outstanding loans and the recharge of management services.

Note 21.      Employee benefit plans

Defined benefit post-retirement plan

As of December 31, 2024, the Group maintained one defined benefit post-retirement plan for the employees of SEALSQ France SAS.

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

The liabilities and annual income or expense of the pension plan are determined using methodologies that involve several actuarial assumptions, the most significant of which is the discount rate.

Personnel Costs	As at December 31,	As at December 31,	As at December 31,
USD'000	2024	2023	2022
Wages and Salaries	5,830	6,214	4,286
Social security contributions	2,612	2,319	1,940
Net service costs	33	38	42
Total	8,475	8,571	6,268

The defined benefit pension plan maintained by SEALSQ France SAS, and their obligations to employees in terms of retirement benefits, is limited to a lump sum payment based on remuneration and length of service, determined for each employee. The plan is not funded, which means that there are no plan assets.

The pension liability calculated as at December 31, 2024, is based on annual personnel costs and assumptions as of December 31, 2024.

	As at December 31,	As at December 31,	As at December 31,
Assumptions	2024	2023	2022
	France	France	France
Discount rate	3.10%	3.05%	3.65%
Expected rate of return on plan assets	n/a	n/a	n/a
Salary increases	3%	3%	3%

As at December 31, 2024 and 2023, the Group’s accumulated benefit obligation amounted to, respectively, USD 463,381 and USD 426,345.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2024

Reconciliation to Balance Sheet start of year
USD'000
Fiscal year	2024	2023	2022

Projected benefit obligation	426	396	575
Surplus/deficit	426	396	575

Opening balance sheet asset/provision (funded status)	426	396	575

Reconciliation of benefit obligation during the year
Projected benefit obligation at start of year	426	396	575
Net service cost	34	38	43
Interest expense	13	14	4
Net benefits paid to participants	(7)	(22)	(24)
Actuarial losses/(gains)	26	(11)	(170)
Curtailment & settlement	-	-	-
Currency translation adjustment	(29)	11	(32)
Projected benefit obligation at end of year	463	426	396

Reconcilation to balance sheet end of year
Defined benefit obligation - funded plans	463	426	396
Surplus/deficit	463	426	396

Closing balance sheet asset/provision (funded status)	463	426	396

Amounts recognized in accumulated other comprehensive income / (loss)
Net loss / (gain)	(335)	(385)	(364)
Deficit	(335)	(385)	(364)

Estimated amount to be amortized from accumulated other comprehensive income / (loss) into NPBC over next fiscal year
Net loss / (gain)	52	47	52

Movement in Funded Status
USD'000
Fiscal year	2024	2023	2022

Opening balance sheet liability (funded status)	426	396	575

Net service cost	34	38	43
Interest cost / (credit)	13	14	4
Settlement / curtailment cost / (credit)	-	-	-
Currency translation adjustment	-	-	-
Total net periodic benefit cost / (credit)	47	52	47

Actuarial (gain) / loss on liabilities due to experience	26	(11)	(170)
Total (gain) / loss recognized via OCI	26	(11)	(170)

Employer contributions paid in the year & Cashflow required to pay benefit payments	(7)	(22)	(24)
Total cashflow	(7)	(22)	(24)

Currency translation adjustment	(29)	11	(32)
Closing balance sheet liability (funded status)	463	426	396

Reconciliation of Net gain / loss
Amount at beginning of year	(385)	(364)	(205)
Liability (gain) / loss	26	(11)	(170)
Currency translation adjustment	24	(10)	11
Amount at December 31,	(335)	(385)	(364)

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2024

The table below shows the breakdown of expected future contributions payable to the Plan :

Period USD'000	France
2025	30
2026	50
2027	53
2028	39
2029	-
2030 to 2034	394

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

Note 23.      Stockholders’ equity

Stockholders’ equity consisted of the following:

	As at December 31, 2024		As at December 31, 2023
Share Capital	Ordinary shares	F shares	In equivalent ordinary shares	In equivalent F shares
Par value per share	USD 0.01	USD 0.05	USD 0.01	USD 0.05
Share capital (in USD)	1,000,395	74,985	154,468	74,985

Total number of authorized shares	200,000,000	10,000,000	200,000,000	10,000,000
Total number of fully paid-in issued shares	100,039,519	1,499,700	15,446,807	1,499,700
Total number of fully paid-in outstanding shares	100,039,519	1,499,700	15,446,807	1,499,700
Total share capital (in USD)	1,075,380		229,453

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2024

Share Purchase Agreements with L1 Capital Global Opportunities Master Fund signed in 2024

On December 12, 2024, the Group entered into a Securities Purchase Agreement (the “Second L1 SPA”) with L1 to purchase 3,846,154 Ordinary Shares of SEALSQ for a subscription price of USD 5 million. The Second L1 SPA was assessed as a stock instrument and the proceeds, net of stock issuance costs of USD 411,194, were credited to the Common stock - Ordinary shares account in the amount of the aggregate par value with the excess credited to APIC.

Per the terms of the Second L1 SPA, the exercise price of all outstanding warrants over Ordinary Shares of SEALSQ owned by L1 was lowered to USD 2 per Ordinary Share and the number of warrants is increased so that the aggregate exercise price after the modification remains equals the aggregate exercise price on the initial issuance date of the warrants. As at December 12, 2024, L1 owned 122,908 warrants on SEALSQ Ordinary Shares at an exercise price of USD 30 per share, 1,144,339 warrants at an exercise price of USD 4 per share, and 768,679 warrants at an exercise price of USD 5.5 per share which were granted as part of the L1 SPA as mentioned earlier in this Note. As a result of the warrant modification, L1 owned an aggregate of 6,246,166 warrants at an exercise price of USD 2 per share. In line with ASC 815, we assessed that the warrant modifications qualified as the modification of the terms of a freestanding equity-classified written call option that remains equity classified after the modification, which is akin to an equity issuance. The effect of the modification was therefore recognized as an equity issuance cost.

On December 16, 2024, the Group entered into a Securities Purchase Agreement (the “Third L1 SPA”) with L1 to purchase 6,578,948 Ordinary Shares of SEALSQ for a subscription price of USD 12.5 million. The Third L1 SPA was assessed as a stock instrument and the proceeds, net of stock issuance costs of USD 955,763, were credited to the Common stock - Ordinary shares account in the amount of the aggregate par value with the excess credited to APIC.

On December 17, 2024, the Group entered into a Securities Purchase Agreement (the “Fourth L1 SPA”) with L1 to purchase 6,578,948 Ordinary Shares of SEALSQ for a subscription price of USD 12.5 million. The Fourth L1 SPA was assessed as a stock instrument and the proceeds, net of stock issuance costs of USD 932,956, were credited to the Common stock - Ordinary shares account in the amount of the aggregate par value with the excess credited to APIC.

Share Purchase Agreements with Anson Investments Master Fund signed in 2024

On December 12, 2024, the Group entered into a Securities Purchase Agreement (the “Second Anson SPA”) with Anson to purchase 3,846,154 Ordinary Shares of SEALSQ for a subscription price of USD 5 million. The Second Anson SPA was assessed as a stock instrument and the proceeds, net of stock issuance costs of USD 411,194, were credited to the Common stock - Ordinary shares account in the amount of the aggregate par value with the excess credited to APIC.

Per the terms of the Second Anson SPA, the exercise price of all outstanding warrants over Ordinary Shares of SEALSQ owned by Anson was lowered to USD 2 per Ordinary Share and the number of warrants is increased so that the aggregate exercise price after the modification remains equals the aggregate exercise price on the initial issuance date of the warrants. As at December 12, 2024, Anson owned 122,908 warrants on SEALSQ Ordinary Shares at an exercise price of USD 30 per share, 1,144,339 warrants at an exercise price of USD 4 per share, and 768,679 warrants at an exercise price of USD 5.5 per share which were granted as part of the Anson SPA as mentioned earlier in this Note. As a result of the warrant modification, Anson owned an aggregate of 6,246,166 warrants at an exercise price of USD 2 per share. In line with ASC 815, we assessed that the warrant modifications qualified as the modification of the terms of a freestanding equity-classified written call option that remains equity classified after the modification, which is akin to an equity issuance. The effect of the modification was therefore recognized as an equity issuance cost.

On December 16, 2024, the Group entered into a Securities Purchase Agreement (the “Third Anson SPA”) with Anson to purchase 6,578,948 Ordinary Shares of SEALSQ for a subscription price of USD 12.5 million. The Third Anson SPA was assessed as a stock instrument and the proceeds, net of stock issuance costs of USD 955,763, were credited to the Common stock - Ordinary shares account in the amount of the aggregate par value with the excess credited to APIC.

On December 17, 2024, the Group entered into a Securities Purchase Agreement (the “Fourth Anson SPA”) with Anson to purchase 6,578,948 Ordinary Shares of SEALSQ for a subscription price of USD 12.5 million. The Fourth Anson SPA was assessed as a stock instrument and the proceeds, net of stock issuance costs of USD 932,956, were credited to the Common stock - Ordinary shares account in the amount of the aggregate par value with the excess credited to APIC.

Inducement Offer to Exercise Existing Ordinary Share Purchase Warrants

On 30 December 2024, L1 and Anson signed an Inducement Offer to Exercise Existing Ordinary Share Purchase Warrants (the “Warrant Inducement Offer”) with SEALSQ, pursuant to which all outstanding L1 and Anson warrants were immediately repriced to USD 1.65 per warrant on ordinary share, and the number of warrant was adjusted so that the aggregate exercise price of the new warrants equaled the aggregate exercise price of the warrants immediately prior to signature. As at December 30, 2024, L1 and Anson owned respectively an aggregate of 2,271,166 and 6,246,166 warrants on SEALSQ Ordinary Shares at an exercise price of USD 2 per share. As a result of the Warrant Inducement Offer, L1 and Anson owned respectively an aggregate of 2,752,929 and 7,571,110 warrants on SEALSQ Ordinary Shares at an exercise price of USD 1.65 per share. In line with ASC 815, we assessed that the warrant modifications qualified as the modification of the terms of a freestanding equity-classified written call option that remains equity classified after the modification, which is akin to an equity issuance. The effect of the modification was therefore recognized as an equity issuance cost.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2024

Note 24.      Accumulated other comprehensive income, net of tax

USD'000
Accumulated other comprehensive income as at December 31, 2022		775
Total net foreign currency translation adjustments (1)	(2)
Total defined benefit pension adjustment	11
Total other comprehensive income / (loss), net		9
Accumulated other comprehensive income as at December 31, 2023		784
Total net foreign currency translation adjustments	-
Total defined benefit pension adjustment	(26)
Total other comprehensive income / (loss), net		(26)
Accumulated other comprehensive income as at December 31, 2024		758
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

SaaS

The Group’s SaaS arrangements cover the provision of cloud-based certificates for authentication purposes such as Device Attestation Certificates (DACs) for MATTER Protocol, IoT Device-to-Cloud Authentication, or Device-to-Device Authentication. The Group recognizes revenue on a straight-line basis over the service period which is usually yearly renewable.

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

Customers pay upon delivery of the software or over the PCS.

Implementation, integration and other services	The Group provides services to implement and integrate multi-element cybersecurity solutions. Most of the time the solution elements are off-the-shelve non-customized components which represent distinct performance obligations. Implementation and integration services are payable when rendered, while other revenue elements are payable and recognized as per their specific description in this section.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2024

Disaggregation of revenue

The following table shows the Group’s revenues disaggregated by product or service type:

Disaggregation of revenue	Typical payment	At one point in time			Over time			Total
USD'000		2024	2023	2022	2024	2023	2022	2024	2023	2022
Semiconductors Segment
Secure chips	Upon delivery	10,937	30,044	23,198	-	-	-	10,937	30,044	23,198
Certificates	Upon issuance	39	14	-	5	-	-	44	14	-
Total Semiconductors Segment		10,976	30,058	23,198	5	-	-	10,981	30,058	23,198
Total Corporate Segment		-	-	-	-	-	-	-	-	-
Total Revenue		10,976	30,058	23,198	5	-	-	10,981	30,058	23,198

For the years ended December 31, 2024 and 2023, the Group recorded no revenues related to performance obligations satisfied in prior periods.

The following table shows the Group’s revenues disaggregated by geography, based on our customers’ billing addresses:

Net sales by region	12 months ended December 31,
USD'000	2024	2023	2022
Semiconductors Segment
Europe, Middle East and Africa	1,839	9,985	6,777
North America	7,500	16,531	13,609
Asia Pacific	1,642	3,466	2,745
Latin America	-	76	67
Total Semiconductors Segment revenue	10,981	30,058	23,198
Total Corporate Segment revenue	-	-	-
Total net sales	10,981	30,058	23,198

Contract assets, deferred revenue and contract liability

Our contract assets, deferred revenue and contract liability consist of:

	As at December 31,	As at December 31,
USD'000	2024	2023
Trade accounts receivable
Trade accounts receivable – Semiconductors Segment	3,645	5,103
Total trade accounts receivable	3,645	5,103
Customer contract liabilities - current	83	125
Total customer contract liabilities	83	125
Deferred revenue
Deferred revenue – Semiconductors Segment	5	-
Total deferred revenue	5	-

Increases or decreases in trade accounts receivable, contract assets, deferred revenue and contract liabilities are primarily due to normal timing differences between our performance and customer payments.

Remaining performance obligations

As of December 31, 2024, approximately USD 4,953 is expected to be recognized from remaining performance obligations for contracts. We expect to recognize revenue for these remaining performance obligations in 2025.

Note 26.      Other operating income

The other operating income relates to:

-	services provided to SEALCOIN AG in an amount of USD 226,809 (see Note 34 for detail) and
-	the release of unused provisions in an aggregate amount of USD 132,191.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2024

Note 27.      Stock-based compensation

Employee stock option plans

The F Share Option Plan (“FSOP”) and the Ordinary Share Option Plan (“OSOP”) were approved respectively on January 19, 2023, and September 15, 2023, by the Board of directors of SEALSQ.

Grants

In the 12 months to December 31, 2023, the Group granted a total of 77 options exercisable in F Shares to employees, with immediate vesting, all of which had been exercised as of December 31, 2024. The new shares resulting from the exercise were only created in 2025, therefore, the share capital increase from this exercise was not recorded in the year ended December 31, 2024. The options granted were valued at grant date using the Black-Scholes model.

There was no grant of options on Ordinary Shares under the ESOP in the year ended December 31, 2023.

In the 12 months to December 31, 2024, the Group granted a total of 23 options exercisable in F Shares to employees, with immediate vesting, all of which had been exercised as of December 31, 2024. The new shares resulting from the exercise were only created in 2025, therefore, the share capital increase from this exercise was not recorded in the year ended December 31, 2024.

The Group also granted a total of 245,165 options exercisable in Ordinary Shares to Board members, with immediate vesting granted, none of which had been exercised as of December 31, 2024.

The options granted were valued at grant date using the Black-Scholes model.

Stock option charge to the income statement

The Group calculates the fair value of options granted by applying the Black-Scholes option pricing model. Expected volatility was based on historical volatility of SEALSQ’s Ordinary Shares in 2024 and on historical share price volatility of other companies in the same industry and of a similar size for prior periods.

In the year ended December 31, 2024, a total charge of USD 148,402 for options granted to Board members and employees was recognized in the consolidated income statement calculated by applying the Black-Scholes model at grant, in relation to options.

The following assumptions were used to calculate the compensation expense and the calculated fair value of stock options granted:

Assumption	December 31, 2024	December 31, 2023	December 31, 2022
Dividend yield	None	None	None
Risk-free interest rate used (average)	1.00%	1.00%	n/a
Expected market price volatility	65.31 - 140.47%	73.19%	n/a
Average remaining expected life of stock options on F Shares (years)	7	6.19	n/a
Average remaining expected life of stock options on ordinary Shares (years)	6.96	n/a	n/a

There were no unvested options as at December 31, 2024.

The following table illustrates the development of the Group’s non-vested options for the years ended December 31, 2024 and 2023.

Options on Ordinary shares
Non-vested options	Number of shares under options	Weighted-average grant date fair value (USD)
Non-vested options as at December 31, 2022	—	—
Granted	—	—
Vested	—	—
Non-vested forfeited or cancelled	—	—
Non-vested options as at December 31, 2023	—	—
Granted	245,165	0.61
Vested	245,165	0.61
Non-vested forfeited or cancelled	—	—
Non-vested options as at December 31, 2024	—	—

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2024

	Options on F shares
Non-vested options	Number of shares under options	Weighted-average grant date fair value (USD)
Non-vested options as at December 31, 2022	—	—
Granted	77	6.39
Vested	77	6.39
Non-vested forfeited or cancelled	—	—
Non-vested options as at December 31, 2023	—	—
Granted	23	2.35
Vested	23	2.35
Non-vested forfeited or cancelled	—	—
Non-vested options as at December 31, 2024	—	—

The following tables summarize the Group’s stock option activity for the years ended December 31, 2024 and 2023.

Options on Ordinary shares	Ordinary Shares under options	Weighted-average exercise price (USD)	Weighted average remaining contractual term (in years)	Aggregate intrinsic value (USD)
Outstanding as at December 31, 2022	—	—	—	—
Of which vested	-	-	-	-
Granted	-	-	-	-
Outstanding as at December 31, 2023	—	—	—	—
Of which vested	-	-	-	-
Granted	245,165	0.01	-	-
Outstanding as at December 31, 2024	245,165	0.01	6.65	1,505,313
Of which vested	245,165	0.01	6.65	1,505,313

Options on F shares	F-Shares under options	Weighted-average exercise price (USD)	Weighted average remaining contractual term (in years)	Aggregate intrinsic value (USD)
Outstanding as at December 31, 2022	—	—	—	—
Of which vested	-	-	-	-
Granted	77	0.05	-	-
Outstanding as at December 31, 2023	77	0.05	6.19	19
Of which vested	77	0.05	6.19	19
Granted	23	0.05	-	-
Exercised or converted	(100)	0.05	-	118
Outstanding as at December 31, 2024	—	—	—	—
Of which vested	-	-	-	-

Summary of stock-based compensation expenses

Stock-based compensation expenses	12 months ended December 31,
USD’000	2024	2023	2022
In relation to the Ordinary Share Option Plan	148	-	-
In relation to the F Share Option Plan	-	-	-
Total	148	-	-

Stock-based compensation expenses are recorded under the following expense categories in the income statement.

Stock-based compensation expenses	12 months ended December 31,
USD’000	2024	2023	2022
Research & development expenses	-	-	-
Selling & marketing expenses	-	-	-
General & administrative expenses	148	-	-
Total	148	-	-

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2024

Note 28.      Non-operating income

Non-operating income consisted of the following:

	12 months ended December 31,
USD'000	2024	2023	2022
Foreign exchange gain	358	163	926
Financial income	-	-	9
Interest income	703	88	-
Write-off of indebtedness to related parties	-	2,191	-
Total non-operating income	1,061	2,442	935

Note 29.      Non-operating expenses

Non-operating expenses consisted of the following:

	12 months ended December 31,
USD'000	2024	2023	2022
Foreign exchange losses	44	339	383
Financial charges	273	4	1
Interest expense	553	298	250
Other	13	14	4
Total non-operating expenses	883	655	638

Note 30.      Income taxes

SEALSQ Corp is incorporated in the British Virgin Islands but is a Swiss tax resident, filing taxes in the canton of Geneva.

The components of income before income taxes are as follows:

Income / (Loss)	12 months ended December 31,
USD'000	2024	2023	2022
Switzerland	(10,907)	(6,524)	-
Foreign	(7,209)	3,481	2,525
Income / (loss) before income tax	(18,116)	(3,043)	2,525

The components of income taxes relating to the Group are as follows:

Income taxes	12 months ended December 31,
USD'000	2024	2023	2022
Switzerland	-	-	-
Foreign	3,085	225	(3,245)
Income tax expense / (income)	3,085	225	(3,245)

The difference between the income tax recovery / (expense) at the local statutory rate compared to the Group’s income tax recovery / (expense) as reported is reconciled below:

	12 months ended December 31,
USD'000	2024	2023	2022
Net income / (loss) before income tax	(18,116)	(3,043)	2,525
Statutory tax rate	14%	14%	25%
Expected income tax (expense)/recovery	2,536	426	(631)
Change in tax loss carryforwards	3,912	869	(41)
Change in loss carryforwards in relation to the debt remission	(52)	(514)	1,342
Change in valuation allowance	(6,932)	(600)	2,185
Foreign tax effects	(1,047)	(75)	(95)
Nontaxable or nondeductible items	(1,491)	(22)	157
Other	(11)	(309)	328
Income tax (expense) / recovery	(3,085)	(225)	3,245

The Group assesses the recoverability of its deferred tax assets and, to the extent recoverability does not satisfy the “more likely than not” recognition criterion under ASC 740, records a valuation allowance against its deferred tax assets. The Group considered its recent operating results and anticipated future taxable income in assessing the need for its valuation allowance.

In the year ended December 31, 2022, the Group assessed that the recoverability of its deferred tax assets partially satisfied the “more likely than not” recognition criterion under ASC 740 as at December 31, 2022 and recorded a deferred tax asset of $3,295,546 which was partially utilized in 2023. However, in view of the Group’s loss before income tax in the year ended December 31, 2024, and of the anticipated future taxable income per management’s forecast, the Group assessed that the recoverability of its deferred tax assets no longer satisfied the “more likely than not” recognition criterion under ASC 740 as at December 31, 2024 and, therefore, increased the valuation allowance previously recorded accordingly.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2024

The Group’s deferred tax assets and liabilities consist of the following:

Deferred income tax assets/(liabilities)	As at December 31,	As at December 31,
USD'000	2024	2023
Switzerland	-	-
Foreign	-	3,077
Deferred income tax assets / (liabilities)	-	3,077

Deferred tax assets and liabilities	As at December 31,	As at December 31,
USD'000	2024	2023
Defined benefit accrual	(9)	(3)
Tax loss carryforwards	8,380	4,468
Add back loss carryforwards used for the debt remission	776	828
Valuation allowance	(9,147)	(2,216)
Deferred tax assets / (liabilities)	-	3,077

As of December 31, 2024, the Group’s operating cumulated loss carry-forwards of all jurisdictions are as follows:

Operating loss-carryforward as of December 31, 2024
Total operating loss carry-forwards / Year of expiration if applicable to jurisdiction
USD'000	Switzerland	France	Total
2025	—	—	—
2026	—	—	—
2027	—	—	—
2028	—	—	—
2029	188	—	188
2030	7,189	—	7,189
2031	10,062	—	10,062
No expiration	-	23,753	23,753
Totals	17,439	23,753	41,192

In France, operating losses may be carried forward indefinitely but may be offset against the taxable profits of a given fiscal year only up to an amount of €1 million, plus 50% of the taxable result in excess of that threshold.

The following tax years remain subject to examination:

Significant jurisdictions	Open years
Switzerland	2024
France	2021 – 2024
Japan	2024
Taiwan	2024

The Group has no unrecognized tax benefits.

Note 31.      Segment reporting

The Group has two operating segments that meet the criteria set in ASC 280-10-50: Semiconductors and Corporate. The Semiconductors reportable segment is a strategic business unit that offers specific products and is managed separately because it requires dedicated resources and a targeted marketing strategy. The Semiconductors segment encompasses the design, manufacturing, sales and distribution of high-end, Common Criteria EAL5+ & FIPS 140-3-certified secure microprocessors. The Corporate reportable segment requires separate disclosure based on the asset test; it is a strategic business unit that integrates corporate services and the Group’s financing strategy, and is managed separately because it requires dedicated resources. The Corporate reportable segment did not exist prior to January 1, 2023, when SEALSQ Corp acquired SEALSQ France SAS.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Group’s chief operating decision maker, who is its Chief Executive Officer, evaluates performance for its reportable segments based on segment net sales and gross profit where applicable, and on operating income or loss for purposes of allocating resources (including employees, property, plant and equipment, and financial resources) and assessing budgets and performance. The chief operating decision maker considers budget-to-actual variances on a quarterly basis.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2024

The Group accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices.

12 months ended December 31,	2024			2023
USD'000	Semiconductors	Corporate	Total	Semiconductors	Corporate	Total
Revenues from external customers	10,981	-	10,981	30,058	-	30,058
Intersegment revenues	-	-	-	-	-	-
	10,981	-	10,981	30,058	-	30,058

Reconciliation of revenue
Elimination of intersegment revenue			-			-
Total consolidated revenue			10,981			30,058

Less:[1]
Cost of revenue	7,253	-	7,253	16,009	-	16,009
Segment gross profit	3,728	-	3,728	14,049	-	14,049

Less:[1]
Total operating expenses	12,845	8,166	21,011	12,300	1,303	13,603
Other segment items	(109)	951	842	(1,706)	5,216	3,510
Segment profit /(loss) before income taxes	(9,008)	(9,117)	(18,125)	3,455	(6,519)	(3,064)

Reconciliation of profit or loss (segment profit/(loss))
Other profit or loss[2]			9			21
Elimination of intersegment profits			-			-
Income / (loss) before income taxes			(18,116)			(3,043)

Other segment disclosures
Interest revenue	160	611	771	88	5	93
Interest expense	95	471	566	109	189	298
Depreciation and amortization	628	2	630	571	-	571
Profit / (loss) from intersegment sales	-	-	-	-	-	-
Income tax recovery / (expense)	(3,077)	-	(3,077)	(218)	-	(218)
Segment assets	13,564	110,338	123,902	23,736	23,958	47,694

(1) The significant expense categories and amounts align with the segment-level information that is regularly provided to the chief operating decision maker. Intersegment expenses are included within the amounts shown.

(2) Profit or loss from segments below the quantitative thresholds are attributable to two operating segments that include the sales and distribution of semiconductors. None of those segments has ever met any of the quantitative thresholds for determining reportable segments.

12 months ended December 31,	2022
USD'000	Semiconductors	Corporate	Total
Revenues from external customers	23,198	n/a	23,198
Intersegment revenues	-	n/a	-
	23,198	n/a	23,198

Reconciliation of revenue
Elimination of intersegment revenue			-
Total consolidated revenue			23,198

Less:[1]
Cost of revenue	13,399	n/a	13,399
Segment gross profit	9,799	n/a	9,799

Less:[1]
Total operating expenses	7,233	n/a	7,233
Other segment items	61	n/a	61
Segment profit /(loss) before income taxes	2,505	n/a	2,505

Reconciliation of profit or loss (segment profit/(loss))
Other profit or loss[2]			20
Elimination of intersegment profits			-
Income / (loss) before income taxes			2,525

Other segment disclosures
Interest revenue	-	n/a	-
Interest expense	250	n/a	250
Depreciation and amortization	408	n/a	408
Profit / (loss) from intersegment sales	-	n/a	-
Income tax recovery / (expense)	3,251	n/a	3,251
Segment assets	21,587	n/a	21,587

(1) The significant expense categories and amounts align with the segment-level information that is regularly provided to the chief operating decision maker. Intersegment expenses are included within the amounts shown.

(2) Profit or loss from segments below the quantitative thresholds are attributable to two operating segments that include the sales and distribution of semiconductors. None of those segments has ever met any of the quantitative thresholds for determining reportable segments.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2024

Other segment items for each reportable segment are made up of non-operating expenses, including management expenses, foreign exchanges gains and losses, debt discount amortization and financing costs.

	As at December 31,
USD'000	2024	2023
Asset reconciliation
Total assets from reportable segments	123,902	47,694
Other assets[1]	164	188
Elimination of intersegment receivables	(7,168)	(615)
Elimination of intersegment investment and goodwill	(19,332)	(19,332)
Consolidated total assets	97,566	27,935

(1) Assets from segments below the quantitative thresholds are attributable to two operating segments that include the sales and distribution of semiconductors. None of those segments has ever met any of the quantitative thresholds for determining reportable segments.

Revenue and property, plant and equipment by geography

The following tables summarize geographic information for net sales based on the billing address of the customer, and for property, plant and equipment.

Net sales by region	12 months ended December 31,
USD'000	2024	2023	2022
North America	7,500	16,531	13,609
Europe, Middle East & Africa	1,839	9,985	6,777
Asia Pacific	1,642	3,466	2,745
Latin America	-	76	67
Total net sales	10,981	30,058	23,198

Property, plant and equipment, net of depreciation, by region	As at December 31,	As at December 31,
USD'000	2024	2023
Europe, Middle East & Africa	3,201	3,230
Total Property, plant and equipment, net of depreciation	3,201	3,230

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2024

Note 32.      Earnings / (Loss) per share

The computation of basic and diluted net earnings / (loss) per share for the Group is as follows:

	12 months ended December 31,
Earnings / (loss) per share	2024	2023	2022
Net income / (loss) (USD'000)	(21,201)	(3,268)	5,770
Effect of potentially dilutive instruments on net gain (USD'000)	n/a	n/a	n/a
Net income / (loss) after effect of potentially dilutive instruments (USD'000)	(21,201)	(3,268)	5,770

Ordinary Shares used in net earnings / (loss) per share computation:
Weighted average shares outstanding - basic	27,749,590	7,799,766	6,610,293
Effect of potentially dilutive equivalent shares	n/a	n/a	-
Weighted average shares outstanding - diluted	27,749,590	7,799,766	6,610,293

Net earnings / (loss) per Ordinary Share
Basic weighted average loss per share (USD)	(0.60)	(0.21)	0.41
Diluted weighted average loss per share (USD)	(0.60)	(0.21)	0.41

F shares used in net earnings / (loss) per share computation:
Weighted average shares outstanding - basic	1,499,700	1,499,700	1,499,700
Effect of potentially dilutive equivalent shares	n/a	n/a	-
Weighted average shares outstanding - diluted	1,499,700	1,499,700	1,499,700

Net earnings / (loss) per F share
Basic weighted average loss per share (USD)	(3.01)	(1.07)	2.04
Diluted weighted average loss per share (USD)	(3.01)	(1.07)	2.04

Shares	2024	2023	2022
Company posted	Net loss	Net loss	Net income
Basic weighted average ordinary shares outstanding	27,749,590	7,799,766	6,610,293
Basic weighted average F shares outstanding	1,499,700	1,499,700	1,499,700
Dilutive effect of common stock equivalents	n/a	n/a	-
Dilutive weighted average common stock outstanding	n/a	n/a	-

Dilutive vehicles with anti-dilutive effect	2024	2023	2022
Ordinary Shares
Total stock options	245,165	-	-
Total convertible instruments	-	1,559,828	-
Total number of Ordinary Shares from dilutive vehicles with anti-dilutive effect	245,165	1,559,828	-

Dilutive vehicles with anti-dilutive effect	2024	2023	2022
F shares
Total stock options	-	77	-
Total number of F Shares from dilutive vehicles with anti-dilutive effect	-	77	-

Note 33.      Legal proceedings

We are currently not party to any legal proceedings and claims that are not provided for in our financial statements.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2024

Note 34.      Related parties disclosure

Subsidiaries

As at December 31, 2024, the consolidated financial statements of the Group include the entities listed in the following table:

Group Company Name	Country of incorporation	Year of incorporation	Share Capital	% ownership as at December 31, 2024	% ownership as at December 31, 2023	Nature of business
SEALSQ France SAS	France	2010	EUR 1,473,162	100%	100%	Chip manufacturing, sales & distribution
WISeKey IoT Japan KK	Japan	2017	JPY 1,000,000	100%	100%	Sales & distribution
SEALSQ France Taiwan Branch	Taiwan	2017	TWD 100,000	100%	100%	Sales & distribution
SEALSQ USA Ltd	U.S.A.	2024	Nil	100%	n/a	Sales & distribution

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2024

Related party transactions and balances

		Receivables as at		Payables as at		Net expenses to			Net income from
	Related Parties	December 31,	December 31,	December 31,	December 31,	in the year ended December 31,			in the year ended December 31,
	(in USD'000)	2024	2023	2024	2023	2024	2023	2022	2024	2023	2022
1	Carlos Moreira	-	-	953	-	-	-	-	-	-	-
2	John O'Hara	-	-	381	-	-	-	-	-	-	-
3	Ruma Bose	-	-	13	28	97	33	-	-	-	-
4	Cristina Dolan	-	-	13	-	74	-	-	-	-	-
5	David Fergusson	-	-	-	-	18	-	-	-	-	-
6	Danil Kerimi	-	-	13	8	105	8	-	-	-	-
7	Eric Pellaton	-	-	13	-	74	-	-	-	-	-
8	Peter Ward	-	-	-	-	6	-	-	-	-	-
9	WISeKey International Holding AG	-	-	4,821	7,100	4,752	5,283	796	-	-	-
10	WISeKey SA	-	-	237	-	978	-	-	-	-	-
11	WISeKey USA Inc	-	-	-	981	-	827	558	-	-	-
12	WISeKey Semiconductors GmbH	-	-	-	881	84	180	105	-	-	-
13	WISeCoin AG	-	-	3,445	3,389	75	75	86	-	-	-
14	SEALCoin AG	223	-	-	-	-	-	-	227	-	-
	Total	223	-	9,889	12,387	6,263	6,406	1,545	227	-	-

1. Carlos Moreira is a member of the Board and the CEO of SEALSQ Corp. A short-term payable to Carlos Moreira in an amount of USD 953,397 was outstanding as at December 31, 2024, made up of accrued bonuses and social charges thereon.

2. John O’Hara is a member of the Board and the CFO of SEALSQ Corp. A short-term payable to John O’Hara in an amount of USD 381,359 was outstanding as at December 31, 2024, made up of accrued bonuses and social charges thereon.

3. Ruma Bose is a member of the board of directors of SEALSQ Corp. The expenses recorded in the income statement in the year ended, and the payable balance as at, December 31, 2024 relate to her Board fee.

4. Cristina Dolan is a member of the board of directors of SEALSQ Corp. The expenses recorded in the income statement in the year ended, and the payable balance as at, December 31, 2024 relate to her Board fee.

5. David Fergusson is a member of the board of directors of SEALSQ Corp. The expenses recorded in the income statement in the year ended, December 31, 2024 relate to his Board fee.

6. Danil Kerimi is a member of the board of directors of SEALSQ Corp. The expenses recorded in the income statement in the year ended, and the payable balance as at, December 31, 2024 relate to his Board fee.

7.. Eric Pellaton is a member of the board of directors of SEALSQ Corp. The expenses recorded in the income statement in the year ended, and the payable balance as at, December 31, 2024 relate to his Board fee.

8. Peter Ward is a member of the board of directors of SEALSQ Corp and was the CFO of the Group until January 2024. The expenses recorded in the income statement in the year to, December 31, 2024 relate to his Board fee.

9. WISeKey International Holding AG has a controlling interest in the SEALSQ Group. It provides financing and management services, including, but not limited to, sales and marketing, accounting, finance, legal, taxation, business and strategy consulting, public relations, marketing, risk management, information technology and general management. The expenses in relation to WISeKey International Holding AG recorded in the income statement in the year to, and the payable balance as at December 31, 2024, relate to the recharge of management services.

10. WISeKey SA is part of the group headed by WISeKey International Holding AG (the “WISeKey Group”) and employs supporting staff who work for the SEALSQ Group. The expenses in relation to WISeKey SA recorded in the income statement in the year to, and the payable balance as at December 31, 2024, relates to the recharge of employee costs.

11. WISeKey USA Inc is part of the WISeKey Group.

12. WISeKey Semiconductors GmbH is part of the WISeKey Group and employs sales staff who work for the SEALSQ Group. The expenses recorded in the income statement in relation to WISeKey Semiconductors GmbH in the year ended December 31, 2024 relate to the recharge of employee costs.

13. WISeCoin AG is part of the WISeKey Group. The expenses in relation to WISeCoin AG recorded in the income statement in the year ended, and the payable balance as at, December 31, 2024 relate to an outstanding loan and the interest thereon.

14. SEALCOIN AG is part of the WISeKey Group. The income in relation to SEALCOIN AG recorded in the income statement in the year ended, and the receivable balance as at, December 31, 2024, relate to services provided by SEALSQ.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2024

Note 35.      Subsequent events

Warrant exercise

On January 3, 2025, L1 and Anson exercised their last warrants for a total of 4,469,382 Ordinary Shares in exchange for a total exercise price of USD 7,374,480.

Repayment of loan from WISeCoin AG

On February 14, 2025, the Group repaid USD 2.5 million of the loan with WISeCoin AG (see detail in Note 20). The Group anticipates to repay the loans to WISeCoin AG in full in 2025.

M&A negotiations with the shareholders of IC’ALPS SAS

On February 27, 2025, the Group announced that it has entered into exclusive negotiations with the shareholders of IC’ALPS SAS (“IC’ALPS”), an ASIC design and supply specialist based in Grenoble, France, to acquire 100% of the share capital and voting rights of IC’ALPS. These exclusive negotiations result from the execution of a Letter of Intent with IC’ALPS and its shareholders. The acquisition is subject to, amongst other items, the completion of the appropriate due diligence, execution of definitive agreements, and authorization by French regulatory authorities. This strategic acquisition would reinforce SEALSQ’s commitment to advancing its Application-Specific Integrated Circuit (ASIC) development to meet the growing demand in the sector and add approximately 100 highly-skilled staff based out of IC’ALPS’ current centers in Grenoble and Toulouse, France.

Note 36.      Impacts of ongoing conflicts and regulatory changes

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

As at December 31, 2024, SEALSQ assessed the consequences of the war for its financial disclosures and considered the impacts on key judgments and significant estimates, and concluded that no changes were required. SEALSQ will continue to monitor these areas of increased risk for material changes.

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

As at December 31, 2024, SEALSQ assessed the consequences of the war for its financial disclosures and considered the impacts on key judgments and significant estimates, and concluded that no changes were required. SEALSQ will continue to monitor these areas of increased risk for material changes.

Our business could suffer as a result of tariffs and trade sanctions or similar actions

The imposition by the United States of tariffs, sanctions or other restrictions on goods exported from the United States or imported into the United States, or countermeasures imposed in response to such government actions, could adversely affect our operations or our ability to sell our products globally, which could adversely affect our operating results and financial condition. Recently, U.S. government leaders have increased their frequency of discussion of the imposition of stronger tariffs, sanctions, and other restrictions on goods exported from the United States or imported into the United States, and non-U.S. government leaders have increased their discussion of countermeasures. For example, in February 2025, the United States announced a proposed 25% tariff on imports of all semiconductor chips into the United States. As of March 2025, the U.S. President has reserved for further increases in the scope and amount of tariffs in the event of retaliatory countermeasures, and the future of existing tariffs, and as a result, the possibility for new tariffs and countermeasures, remains very uncertain. Although a large amount of our supply chain does not currently directly import products to the United States as we supply to contract manufacturers outside the United States, there is a possibility that any future tariffs may still impact upon our ability to sell our product and to remain competitive in the market. Such escalations in these trade measures may directly impair our business by increasing trade-related costs or disrupting established supply chains and may indirectly impair our business by causing a negative effect on global economic conditions and financial markets. The ultimate impact of these trade measures is uncertain and may be affected by various factors, including whether and when such trade measures are implemented, the timing when such measures may become effective, and the amount, scope, or nature of such trade measures.

As at December 31, 2024, SEALSQ assessed the impact of these uncertainties for its financial disclosures and considered the impacts on key judgments and significant estimates, and concluded that no changes were required. SEALSQ will continue to monitor these areas of increased risk for material changes.