Form 20-F
period 2025-12-31
SEALSQ Corp
filed 2026-03-31
CIK 1951222

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________________ to _____________________.

Commission file number: 001-41709

SEALSQ Corp

(Exact name of Registrant as specified in its charter)

SEALSQ Corp

(Translation of Registrant’s name into English)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 191,525,129 Ordinary Shares and 1,499,800 Class F Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☐
Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act ☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

i

ii

INTRODUCTION AND USE OF CERTAIN TERMS

SEALSQ was formed in 2022 as a holding company to incorporate, acquire, hold, and dispose of interests in national and international entities, in particular entities active in the area of secure semiconductor technology and related areas. Its Ordinary Shares, as defined below, have been listed on the Nasdaq Stock Market LLC under the symbol “LAES” since May 24, 2023.

SEALSQ has prepared this annual report using a number of conventions, which you should consider when reading the information contained herein. In this annual report, unless otherwise indicated, references to “SEALSQ,” the “SEALSQ Group,” the “Group” the “Company,” “we,” “our,” “us” or similar terms refer to the registrant, SEALSQ Corp, and its subsidiaries, except where the context otherwise requires.

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

References to:

“$”, “US$”, “USD” and “U.S. dollars” are to the lawful currency of the United States of America

“Articles” are to SEALSQ’s Amended and Restated Memorandum and Articles of Association as in effect as of the date of this report

“BVI” are to the British Virgin Islands

“BVI Act” are to the BVI Business Companies Act (Revised Edition 2020)

“BVI Insolvency Act” are to the BVI Insolvency Act, 2003, as amended

“Code” are to U.S. Internal Revenue Code of 1986, as amended

“ETP” or “ETPs” are to exchange-traded products

“IRS” are to the U.S. Internal Revenue Service

“GAAP” are to generally accepted accounting principles in the United States

“JOBS Act” are to the U.S. Jumpstart Our Business Startups Act of 2012

“Nasdaq” are to the Nasdaq Stock Market

“Nasdaq Rules” are to the Nasdaq Stock Market Rules LLC

“PFIC” are to a passive foreign investment company as defined under the Code

“Quantix Edge Security” are to Quantix Edge Security, S.L., a Spanish joint venture between the Spanish Government, WISeKey, SEALSQ, OdinS, and TProtege. The joint venture operates a semiconductor personalization center focused on post-quantum chip design using RISC-V architecture while meeting Common Criteria and NIST standards.

“Sarbanes-Oxley Act” are to the U.S. Sarbanes-Oxley Act of 2002

“SEC” or “Commission” are to the U.S. Securities and Exchange Commission

“SPAC” are to a special purpose acquisition company

“Securities Act” is to the U.S. Securities Act of 1933, as amended

“Securities Exchange Act” and “Exchange Act” are to the U.S. Securities Exchange Act of 1934, as amended

“Spin-Off Distribution” is to the May 23, 2023 transaction whereby WISeKey distributed 20% of SEALSQ’s outstanding Ordinary Shares to holders of WISeKey Class B Shares, including to holders of ADSs representing WISeKey Class B Shares, and to holders of WISeKey Class A Shares, as a distribution by way of a dividend in kind to such holders who held Class B Shares and Class A Shares as of the May 19, 2023 record date, and holders of ADSs as of the May 22, 2023 record date, for the Spin-Off Distribution

“WISeSat” are to WISeSat.Space Corp, a subsidiary of WISeKey, a company that provides a next-generation satellite platform designed to deliver secure, cost-effective, and globally accessible IoT connectivity

The following industry-specific acronyms and terms are used throughout the report and have the meanings as set out below:

“ANSSI” is the Agence Nationale de la Sécurité des Systèmes d’Information, the French National Cybersecurity Agency

“AI” means Artificial Intelligence

“ASIC” means Application-Specific Integrated Circuit

“AWS” means Amazon Web Services

“Common Criteria EAL” refers to the Common Criteria Evaluation Assurance Level attributed to an IT product or system on a grade of 1 to 7 with 7 being the highest

“CA” means Certificate Authority

“Chiplet” means a small, modular integrated circuit die that performs a specific function (e.g., CPU core, memory controller, I/O, AI accelerator) and is designed to be combined with other chiplets — using advanced packaging and high-bandwidth interconnects — to create a larger, more complex system. This approach offers better yields, cost efficiency, scalability, and flexibility compared to traditional monolithic SoCs

“CSNA 2.0” means “Commercial National Security Algorithm Suite 2.0”. The updated suite of quantum-resistant cryptographic algorithms approved by the NSA for use in National Security Systems, as published in the NSA Cybersecurity Advisory (CSA) dated September 2022, which are analyzed as being secure against both classical and quantum computers

“Cyber Trust Mark” means the U.S. cybersecurity labeling program for consumer IoT devices

“ECC” means Elliptic Curve Cryptography, a key-based technique for encrypting data

“Fabless Semiconductor Company” means a company that designs and sells semiconductors while outsourcing manufacturing to specialized foundries, which reduces capital costs, increases flexibility, speeds up product cycles, and allows more resources for design and R&D. Companies like Nvidia, AMD, and Qualcomm are typical examples of fabless semiconductor companies

“FIDO” means Fast Identity Online

“FIPS140-2” refers to the Federal Information Processing Standard Publication 140-2 and is a US government computer security standard which is graded in levels from 1 to 4

“FIPS 140-3” refers to the Federal Information Processing Standard Publication 140-3, the current U.S. government computer security standard for cryptographic modules

“HNDL” means Harvest Now, Decrypt Later, which is a cybersecurity threat in which adversaries collecting encrypted data today with the intention of storing it indefinitely and decrypting it in the future once sufficiently powerful quantum computers become available to break current cryptographic algorithms

“IC” is an Integrated Circuit

“IC’Alps” means IC’Alps SASU, a France-based semiconductor design company

“IoT” is the Internet of Things

“HSM” means Hardware Security Module

“IPv6” is version six of the Internet Protocol

“ISO27001” refers to the international standard for information security management systems

“Matter” or “MATTER” means the smart home connectivity standard developed by the Connectivity Standards Alliance

“NCCOE” is the U.S. National Cybersecurity Center of Excellence

“NIST” refers to the U.S. National Institute of Standards & Technology

“OEM” is an Original Equipment Manufacturer

“OSAT” means Outsourced Semiconductor Assembly and Testing

“PKI” is Public Key Infrastructure

“PQC” is Post-Quantum Cryptography

“QS7001” means the SEALSQ Quantum Shield QS7001™ next-generation secure semiconductor that embeds NIST-standardized post-quantum cryptography algorithms ML-KEM (Kyber) and ML-DSA (Dilithium) directly in hardware

“QUASAR” means QUAntum resistant Secure ARchitecture

“Qubit” means the basic unit of quantum information, analogous to a classical binary digit (bit), that leverages the quantum mechanical principles of superposition and entanglement to exist in a combination of the “0” and “1” states simultaneously, rather than in only one of such states at any given time

“QSOC” means Quantum Spatial Orbital Cloud, SEALSQ’s satellite-based secure communications initiative

“RSA” means Rivest-Shamir-Aelman, a public-key encryption algorithm

“SoC” means System-on-Chip, which are integrated circuits, where multiple system components (e.g., CPU, memory controllers, I/O, and peripherals) are integrated onto a single monolithic silicon die for compact, power-efficient applications like mobile devices, IoT, and embedded systems

“TPM” means Trust Platform Module

“USP” refers to Utility Service Providers

“ZTP” means Zero Touch Provisioning

“WebTrust” refers to the seal of assurance program for certification authorities developed by AICPA/CPA Canada

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This annual report contains forward-looking statements. These forward-looking statements include information about possible or assumed future results of SEALSQ’s operations or its performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” “projects,” “forecasts” and variations of such words and similar expressions, as they relate to SEALSQ, WISeKey, its management or third parties, are intended to identify the forward-looking statements. Forward-looking statements include statements regarding SEALSQ’s business strategy, financial performance, results of operations, market data, events or developments that SEALSQ expects or anticipates will occur in the future, as well as any other statements which are not historical facts. Although SEALSQ believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond SEALSQ’s control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements contained in the sections entitled Item 3. Key Information, Item 4. Information on the Company and Item 5. Operating and Financial Review and Prospects.

These forward-looking statements include, but are not limited to, statements relating to:

●	SEALSQ’s anticipated goals, growth strategies and profitability;
●	Future operating or financial results;
●	The development of SEALSQ post-quantum cryptography products and its expectation to generate revenue from such products;
●	The potential for post-quantum cryptography products and estimated market size and market growth including with respect to SEALSQ’s long-term business strategy for post-quantum cryptography;
●	SEALSQ’s intention to make investments in sales and marketing operations including R&D of new products such as post-quantum cryptography;
●	SEALSQ’s plans for global customer base expansion;
●	The establishment of a Design Center, OSAT and Personalization project and the projected additional revenue that this will generate;
●	SEALSQ’s anticipated pipe growth in 2026 and beyond;
●	SEALSQ’s belief that the products resulting from its R&D will create additional opportunities for growth;
●	SEALSQ’s expectation about the development of the markets for SEALSQ, including post-quantum cryptography products, customized security offerings through ASICs, increase in cyber threats and growth of secure hardware market, growing demand for IoT solutions, increase in cybersecurity spending based on the recent regulations and legislations;
●	SEALSQ’s intent to invest heavily in the ongoing development of its products and technology, including anticipated fab capacity expansion and utilization and expected ramp and production timelines for SEALSQ’s post-quantum semiconductors;
●	SEALSQ’s expectation that it will continue to gain several benefits from its parent company, WISeKey, including supporting functions via certain service agreements;
●	SEALSQ’s forecasted decrease in the sales of its traditional semiconductor chips, as its customers transition towards post-quantum semiconductor technologies;

●	SEALSQ’s investment in quantum-as-a-service and quantum computing in the cloud;
●	SEALSQ’s digital asset treasury strategy, including investments in approved cryptocurrencies such as Bitcoin, Ethereum, HBAR, and WECAN tokens, and the associated market volatility and regulatory risks;
●	SEALSQ’s Quantum Spatial Orbital Cloud (QSOC) initiative and its dependence on WISeSat for orbital capacity and related operational services;
●	SEALSQ’s investment in WISeSat and the development of a secure satellite network for post-quantum IoT communication;
●	The development of the Quantix Edge Security facility in Spain and expected revenue generation from post-quantum chip design services and IP licensing;
●	Changes in global trade policies, including the adoption and expansion of tariffs and trade barriers, that could affect the macro-economic environment and adversely impact the demand for SEALSQ’s products;
●	The availability and costs of equipment, raw materials, utilities, third-party manufacturing services and technology, or other supplies required by SEALSQ’s operations; and
●	Assumptions underlying or related to any of the foregoing.

The preceding list is not intended to be an exhaustive list of all of SEALSQ’s forward-looking statements. The forward-looking statements are based on its beliefs, assumptions and expectations of future performance, taking into account the information currently available to SEALSQ and are only predictions based upon SEALSQ’s current expectations and projections about future events. There are important factors that could cause its actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Those factors include, in addition to those set forth in Item 3.D. Risk Factors and those included elsewhere in this report, among others, the following:

●	The adoption by developers and customers of quantum computing;
●	SEALSQ’s ability to sell post-quantum cryptography products to customers;
●	The inability to realize estimated financial position, results of operations or cash flows;
●	SEALSQ’s ability to anticipate market needs and opportunities;
●	SEALSQ’s ability to attract new customers and retain existing customer base;
●	SEALSQ’s ability to foster innovation, to develop new products and enhancements to its existing products;
●	The demand for SEALSQ’s products or for the goods into which its products are incorporated;
●	SEALSQ’s expectation that order commitments and non-cancellable orders SEALSQ receives are properly executed;
●	The sufficiency of SEALSQ’s cash and cash equivalents to meet its liquidity needs;
●	The impact of any supply chain disruption that SEALSQ may experience;
●	SEALSQ’s dependency on the timely supply of equipment and materials from its third-party suppliers;
●	SEALSQ’s ability to protect its intellectual property rights;

●	SEALSQ’s ability to keep pace with technical advances in cryptography and semiconductor design;
●	SEALSQ’s ability to raise funds for investment from cash flow from operating activities, advance payments from a key customer, and grants and other available subsidies from funding agencies;
●	SEALSQ’s ability to reduce its cost structure and general and administrative costs;
●	SEALSQ’s ability to attract and retain qualified employees and key personnel;
●	SEALSQ’s ability to attract new customers and retain and expand within its existing customer base;
●	SEALSQ’s ability to foster innovation, to develop new products and enhancements to its existing products;
●	The future growth of the information technology and cybersecurity industry;
●	Risks relating to SEALSQ’s ability to implement its growth strategies;
●	SEALSQ’s ability to successfully form new strategic partnerships with its alliance partners;
●	SEALSQ’s ability to continue beneficial transactions with material parties, including WISeKey and a limited number of significant customers;
●	SEALSQ’s ability to prevent security breaches and unauthorized access to confidential customer information;
●	SEALSQ’s ability to comply with modified or new laws and regulations relating to its industries;
●	The activities of SEALSQ’s competitors and the introduction of competing products by its competitors;
●	Market demand and semiconductor industry conditions;
●	SEALSQ’s ability to successfully introduce new technologies and products;
●	Uncertain negative effects from the imposition by the United States of tariffs, sanction or other restrictions
●	SEALSQ’s physical AI strategy and its ability to develop and commercialize secure semiconductors and post-quantum cryptographic solutions for AI-enabled devices;
●	Risks related to SEALSQ’s digital asset holdings, including volatility, regulatory uncertainty, custodian counterparty risks, and the potential impact of spot Bitcoin and Ethereum ETPs on the market price of SEALSQ’s ordinary shares;
●	The cyclical nature of the semiconductor industry;
●	An economic downturn in the semiconductor industry;

●	SEALSQ’s ability to comply with U.S. and other applicable international laws and regulations;
●	Changes in SEALSQ’s overall tax position as a result of changes in tax laws or tax rates, new or revised legislation, the outcome of tax audits or changes in international tax treaties which may impact its results of operations as well as its ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;
●	Fluctuations in the exchange rates between the U.S. dollar and the other major currencies SEALSQ uses for its operations;
●	SEALSQ’s ability to collect accounts receivable;
●	Changes in certain commodities used as raw material, which may affect SEALSQ’s gross margin; and
●	How long SEALSQ will qualify as an emerging growth company or a foreign private issuer.

Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results.

Except as required by law, SEALSQ undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The foregoing factors that could cause its actual results to differ materially from those contemplated in any forward-looking statement included in this annual report should not be interpreted as exhaustive. You should read this annual report, and each of the documents filed as exhibits to the annual report, completely, with this cautionary note in mind, and with the understanding that its actual future results may be materially different from expected.

Item 1.Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.Offer Statistics and Expected Timetable

Not applicable.

Item 3.Key Information

A.RESERVED

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

These disclosures reflect SEALSQ’s beliefs and opinions as to factors that could materially and adversely affect SEALSQ and its securities in the future. References to past events are provided by way of example only and are not intended to be a complete listing or a representation as to whether or not such factors have occurred in the past or their likelihood of occurring in the future.

Summary of Risk Factors

Investing in SEALSQ’s Ordinary Shares may expose you to a number of risks, including risks relating to its business and industry, financial risks, legal risks, and risks relating to its Ordinary Shares. The following summarizes part, but not all, of these risks. Please carefully consider all of the information discussed in Item 3. Key Information—D. Risk Factors and elsewhere in this annual report which contains a more thorough description of risks relating to investing in SEALSQ.

●	The semiconductor industry is highly cyclical, with alternating periods of overcapacity and undersupply that have historically resulted in significant downturns.
●	SEALSQ operates in a highly competitive environment characterized by constant technological change, short product lifecycles, and evolving standards.
●	The quantum computing industry is in its early stages and volatile; if SEALSQ’s post-quantum cryptography products do not achieve market acceptance, its business may be harmed.
●	In 2025, SEALSQ’s ten largest customers accounted for 63% of its revenue, subjecting SEALSQ to significant customer concentration risk.
●	SEALSQ operates a fabless business and relies on third-party foundries without long-term contracts; supply chain disruptions could adversely affect SEALSQ’s operations.
●	SEALSQ operates sensitive public key infrastructure platforms and is an attractive target for cyberattacks; security breaches could result in theft or disclosure of confidential information.
●	Advances in attacks on cryptographic algorithms or the emergence of quantum computing may weaken the effectiveness of SEALSQ’s products.

●	Its use of artificial intelligence may adversely affect SEALSQ’s business operations, products, or financial results, and expose it to evolving legal, regulatory, technological, and operational risks.
●	WISeKey, SEALSQ’s parent company, has an accumulated deficit of approximately USD 299 million as of June 30, 2025, and it may continue to incur losses.
●	SEALSQ’s success depends on its ability to protect its patents, trade secrets, and other intellectual property rights; third parties may assert infringement claims against it.
●	SEALSQ’s Investment Policy permits investment in cryptocurrencies, exposing it to significant market volatility, regulatory uncertainty, and custodian counterparty risks.
●	SEALSQ’s business could suffer from tariffs, trade sanctions, or similar measures, including recently announced U.S. tariffs on semiconductor imports.
●	Ongoing military conflicts, including between Russia and Ukraine and in the Middle East, create economic uncertainty that could adversely affect SEALSQ’s business.
●	SEALSQ’s international operations expose it to currency fluctuations, regulatory requirements, and export restrictions on cryptographic technologies.
●	The integration of IC’Alps may not generate anticipated synergies or financial benefits and is subject to French foreign investment regulations.
●	The SEALSQ Group is a “controlled company” under Nasdaq rules, and its dual class share structure concentrates voting power with certain shareholders.
●	As a foreign private issuer incorporated in the British Virgin Islands, SEALSQ relies on exemptions from certain Nasdaq and SEC requirements, and shareholders may have fewer protections than under U.S. law.
●	There is substantial uncertainty regarding SEALSQ’s status as a passive foreign investment company, or PFIC, for its 2025 taxable year there is a significant risk that SEALSQ could be a PFIC in 2026 and possibly future taxable years.
●	The market price of SEALSQ’s ordinary shares is volatile and subject to significant fluctuations.
●	If SEALSQ’s shares do not meet Nasdaq’s minimum price requirement, they could be delisted.
●	Future equity offerings or issuances may dilute the value of shares held by existing investors.
●	WISeKey and other Class F shareholders could have, and WISeKey does have, voting power that exceeds 49.99% of the voting power of SEALSQ’s outstanding Ordinary Shares.
●	As a result of issuances of SEALSQ’s Ordinary Shares or the disposal of Ordinary Shares by WISeKey and other Class F shareholders, WISeKey and other Class F shareholders could have, and do have, voting power that is substantially greater than, and outsized in comparison to, their economic interests and the percentage of SEALSQ’s Ordinary Shares that they hold.

Risks Related to SEALSQ’s Business and Industry

The semiconductor industry is highly cyclical.

Historically, the relationship between supply and demand in the semiconductor industry has caused a high degree of cyclicality in the semiconductor market. Semiconductor supply is partly driven by manufacturing capacity, which in the past has demonstrated alternating periods of substantial capacity additions and periods in which no or limited capacity was added. As a general matter, semiconductor companies are more likely to add capacity in periods when current or expected future demand is strong and margins are, or are expected to be, high. Investments in new capacity can result in overcapacity, which can lead to a reduction in prices and margins. In response, companies typically limit further capacity additions, eventually causing the market to be relatively undersupplied. In addition, demand for semiconductors varies, which can exacerbate the effect of supply fluctuations. As a result of this cyclicality, the semiconductor industry has, in the past, experienced significant downturns, such as in 1997/1998, 2001/2002, in 2008/2009, in early 2020 and in 2022/2023, often in connection with, or in anticipation of, maturing life cycles of semiconductor companies’ products and declines in general economic conditions. These downturns have been characterized by diminishing demand for end-user products, high inventory levels, under-utilization of manufacturing capacity and accelerated erosion of average selling prices. The foregoing risks have historically had, and may continue to have, a material adverse effect on its business, financial condition and results of operations.

Significantly increased volatility and instability, and unfavorable economic conditions may adversely affect SEALSQ’s semiconductor business.

Forecasting demand trends is challenging for SEALSQ, its semiconductor customers and its suppliers. SEALSQ may be unable to accurately predict the extent or duration of market cycles or their effect on its financial condition or result of operations, and can give no assurance as to the timing, extent or duration of the current or future semiconductor business cycles generally, or specific to the markets in which SEALSQ participates. In the event of a future decline in global economic conditions, SEALSQ’s business, financial condition and results of operations could be materially adversely affected, and the resulting economic decline might disproportionately affect the markets in which SEALSQ participates, further exacerbating a decline in its results of operations. The COVID-19 global pandemic, for example, created a period of significant instability in the global economy, including among SEALSQ’s semiconductor clients and suppliers. The restrictions imposed upon people and businesses around the world served, in the short run, to reduce demand for SEALSQ’s semiconductor products as many companies reduced or paused their operations. While this has since served to benefit SEALSQ through the increased demand for IT network infrastructure among other examples, this may not always be the situation.

The semiconductor industry is highly competitive. If SEALSQ fails to introduce new technologies and products in a timely manner, this could adversely affect its business.

The semiconductor industry is highly competitive and is characterized by constant and rapid technological change, short product lifecycles, significant price erosion, and evolving standards. Accordingly, the success of SEALSQ’s business depends heavily on its ability to develop new technologies and products that are ultimately successful in the market. The costs related to the research and development required to develop new technologies and products are significant, and any reduction in its research and development budget could harm its competitiveness. Meeting evolving industry requirements and introducing new products to the market in a timely manner, and at prices that are acceptable to SEALSQ’s customers, are significant factors in determining SEALSQ’s competitiveness and success. Commitments to develop new products must be made well in advance of any resulting sales, and technologies and standards may change during development, potentially rendering products outdated or noncompetitive before their introduction. If SEALSQ is unable to successfully develop new products, its revenue may decline substantially. Moreover, some of SEALSQ’s competitors are well-established, larger entities than SEALSQ and have greater resources than it does. If these competitors increase the resources they devote to developing and marketing their products, SEALSQ may not be able to compete effectively. Any consolidation among SEALSQ’s competitors could enhance their product offerings and financial resources, further strengthening their competitive position. In addition, some competitors operate in narrow business areas relative to SEALSQ, allowing them to concentrate their research and development efforts directly on products and services for those areas, which may give them a competitive advantage. As a result of these competitive pressures, SEALSQ may face declining sales volumes or lower prevailing prices for its products, and SEALSQ may not be able to reduce its total costs in line with this declining revenue. If any of these risks materialize, they could have a material adverse effect on SEALSQ’s business, financial condition and results of operations.

If SEALSQ fails to develop new products in response to, or in anticipation of, rapid technological changes in the industry or the industries SEALSQ serves, its business may be materially and adversely affected.

The market for SEALSQ’s products is characterized by rapidly evolving security threats, technological advancements, and shifting end-user requirements. For example, rapid improvements are occurring in post-quantum cryptography, hardware Root of Trust, secure enclaves, trusted execution environments, supply chain security, AI-driven security analytics, and zero-trust architectures. Furthermore, while the pace of improvements in semiconductor transistor density has slowed, driving up costs and complexity, the demand for more secure, tamper-resistant hardware is accelerating, especially in sectors such as defense, automotive, critical infrastructure, and secure communications.

The increasing sophistication of cybersecurity adversaries, including state-sponsored actors, combined with the growing regulatory focus on hardware security, adds complexity and cost to the design, verification, and manufacturing of SEALSQ’s existing and developmental products. As a result of these rapidly changing technological and threat landscapes — along with unforeseen security vulnerabilities — the future market for these products is difficult to predict.

These risks are further exacerbated by the fact that many of SEALSQ’s secure semiconductor platforms leverage common architectural frameworks across multiple end markets. In some cases, secure processing architectures, cryptographic hardware and secure IP blocks are reused across product generations and applications. Therefore, if a fundamental architectural vulnerability was discovered, or if SEALSQ’s architectures were rendered uncompetitive, obsolete, or unmarketable due to evolving security standards or new attack vectors, multiple products and customer segments could be impacted. This could force SEALSQ to expend significant resources and incur substantial costs to redesign products, develop new architectures or remediate deployed devices in the field.

SEALSQ’s business, reputation, and relationships with government agencies, OEMs and technology partners could be adversely affected if SEALSQ is unable to deliver technological improvements, address newly discovered vulnerabilities or adapt its products to evolving security requirements and technological shifts on a timely basis. Whether SEALSQ will be able to compete effectively in the future will depend substantially on its ability to anticipate emerging threats, advance its products to meet evolving regulatory, market and end-user security requirements, and respond to changes in global hardware, software and security architecture standards in a cost-effective and timely manner.

There is also additional risk that public opinion, regulatory scrutiny or customer sentiment around hardware security, particularly in areas such as AI, government surveillance and data privacy, may diverge from SEALSQ’s expectations. For example, failure to achieve market acceptance for secure semiconductors designed to enhance AI model integrity, protect sensitive data or mitigate supply chain risks could materially and adversely impact its business and operating results.

The demand for SEALSQ’s semiconductor products depends to a significant degree on the demand for its customers’ end products.

The vast majority of SEALSQ’s Semiconductors segment revenue is derived from sales to manufacturers in the IT infrastructure (Network Servers, Switch, Home boxes, PC Keyboards, etc.), utilities distribution, edge infrastructure (Smart Meters), and Access Control modules. Demand in these markets fluctuates significantly, driven by consumer spending, consumer preferences, the development of new technologies and prevailing economic conditions. In addition, the specific products in which SEALSQ’s semiconductors are incorporated may not be successful or may experience price erosion or other competitive factors that affect the price manufacturers are willing to pay SEALSQ. Such customers have in the past, and may in the future, vary order levels significantly from period to period, request postponements to scheduled delivery dates, modify their orders or reduce lead times. This is particularly common during periods of low demand. This can make managing SEALSQ’s semiconductor business difficult, as it limits the predictability of future revenue. It can also affect the accuracy of its financial forecasts. Furthermore, developing industry trends, including customers’ use of outsourcing and new and revised supply chain models, may affect SEALSQ’s revenue, costs and working capital requirements.

If semiconductor customers do not purchase products made specifically for them, SEALSQ may not be able to resell such products to other customers or may not be able to require the customers who have ordered these products to pay a cancellation fee. The foregoing risks could have a material adverse effect on SEALSQ’s business, financial condition and results of operations.

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

In turn, demand for older technology falls, causing the price at which such products can be sold to drop, in some cases precipitously. In order to continue profitably supplying these products, SEALSQ must reduce its production costs in line with the lower revenue it can expect to generate per unit. Usually, this must be accomplished through improvements in process technology and production efficiencies. If SEALSQ cannot advance its process technologies or improve its production efficiencies to a degree sufficient to maintain required margins, it will no longer be able to make a profit from the sale of these products. Moreover, SEALSQ may not be able to cease production of such products, either due to contractual obligations or for customer relationship reasons, and as a result may be required to bear a loss on such products. SEALSQ cannot guarantee that competition in its core product markets will not lead to price erosion, lower revenue or lower margins in the future. Should reductions in manufacturing costs fail to keep pace with reductions in market prices for the products it sells, this could have a material adverse effect on SEALSQ’s business, financial condition and results of operations.

Delays in development, launch and/or rollout of SEALSQ’s next-generation post-quantum cryptography products and services could have a material adverse effect on its business, results of operations and financial condition.

SEALSQ completed the commercial release of its post-quantum cryptography products in Q4 2025, with the first revenues expected to be generated in the second half of 2026. While SEALSQ expects to recognize revenue in 2026 relating to the implementation of new technologies into its planned Open Semiconductor and Test centers including the provision of professional services, projections expect returns from the full-scale commercial deployment of the post-quantum-resistant chips starting in the second half of 2026. However, if SEALSQ experiences delays in the production of these products, or if there are issues with the integration of the new chip into potential client solutions, it could have a material adverse effect on its business, results of operations and financial condition. Delays could result from either the “qualification” process, the “certification” process or both. While SEALSQ has expanded its revenue streams from Matter certification adoption and implementing new Cyber Trust Mark standards, its ability to generate and grow its revenues in the future will largely be dependent on the ability to develop its next-generation post-quantum cryptography products and services.

SEALSQ’s quantum-resistant chip is a newly developed product, and its qualification process is still ongoing. Additionally, the sales process includes a period of ensuring the product is compatible with potential client products. During these processes, unforeseen issues may arise that require debugging and potentially a remask. Such adjustments could result in a delay of six to nine months in the chip’s market availability, impacting the ability to meet customer demand and production timelines.

In addition, the quantum-resistant chip is currently undergoing certification for FIPS 140-3 Level 3, Hardware (HW) Common Criteria certification, and Combination (HW+SW) Common Criteria certification. If the certification labs identify a critical flaw that prevents compliance with required security standards, SEALSQ may need to partially redesign the affected components. This could significantly delay product availability for customers that require these certifications for deployment. Additionally, there is a risk of delays in the final certification process. Once the certification labs complete their testing and release the test report, there may be further delays in obtaining the FIPS certificate from NIST (the U.S. standards authority). Any such delays could postpone customer acceptance, impact sales cycles, and shift the anticipated production ramp-up schedule. Furthermore, after SEALSQ’s quantum-resistant chip is released, a hardware or software vulnerability could be discovered that could render the chip uncompetitive, obsolete or unmarketable if the vulnerability is not fixed. This could force SEALSQ to expend significant resources to remediate such vulnerability.

Failure of SEALSQ’s quantum-resistant semiconductor products to perform as intended, achieve required certifications, interoperate at scale, or gain timely market acceptance—and/or slower-than-expected development of quantum computing threats—could materially reduce demand for its products, delay or prevent revenue generation, increase costs, expose SEALSQ to warranty and indemnity claims, and adversely affect the results of operations.

SEALSQ is investing significant resources to design, manufacture, and commercialize quantum-resistant secure elements and related modules, including new products implementing post-quantum cryptographic algorithms. These products embody complex hardware, firmware, and cryptographic implementations that must meet stringent performance, reliability, security, and certification requirements across diverse use cases and environments. If SEALSQ’s chips, reference designs, or associated software do not perform as intended, exhibit defects, vulnerabilities, or reliability issues, fail to meet customer specifications or certification standards (such as FIPS or Common Criteria), or cannot be integrated or provisioned at customer scale, customers may delay, reduce, or cancel orders, require re-designs, or select alternative solutions. SEALSQ could incur substantial costs to remediate issues, including product rework, field returns, replacements, patches, or recalls, as well as increased warranty, support, and indemnity obligations. Any publicized defect or vulnerability—particularly one that implicates cryptographic correctness, side-channel resistance, secure boot/attestation, or supply-chain integrity—could damage SEALSQ’s brand and impair its ability to obtain new customers.

Market demand for quantum-resistant semiconductors is influenced by the pace and nature of quantum computing development, regulatory guidance, standardization timelines, and customer migration priorities. If practical cryptographically relevant quantum computers emerge later than industry forecasts, or if customers conclude that existing classical algorithms remain adequate for longer than anticipated, procurement cycles for post-quantum hardware may be deferred, scaled back, or reallocated to software-based mitigations. Conversely, if quantum threats emerge faster or differently than expected, the current implementations might not align with prevailing standards, certification baselines, or customer requirements, requiring unplanned re-engineering. Either scenario could materially reduce or delay demand relative to expectations. Furthermore, if new or revised standards, profiles, or certification protection profiles diverge from the algorithms, parameter sets, or implementation approaches SEALSQ has adopted, it may need to modify products, incur additional engineering and certification expense, or support multiple variants, which could compress margins and delay commercialization.

If demand falls short of SEALSQ’s projections, or if customers do not transition from pilots to volume production on anticipated schedules, its inventories could become excess or obsolete, SEALSQ could experience lower factory utilization and unfavorable variances, and it may be required to record inventory write-downs. Lower-than-expected demand or product performance issues could also trigger impairment indicators for capitalized development, acquired intangibles, or goodwill, and reduce operating cash flows. Because SEALSQ’s pipeline and forecasts include opportunities with governmental, defense, and critical-infrastructure customers, changes in budget cycles, procurement rules, national-sovereignty requirements, export controls, or qualification milestones could magnify the volatility of orders and timing of revenue recognition.

SEALSQ’s success depends on its ability to keep pace with technical advances in cryptography and semiconductor design.

SEALSQ needs to keep up with changing technologies to provide effective identification and authentication solutions. In addition, SEALSQ needs to continue its growth trend to broaden and strengthen the portfolio of its products to stay ahead of the technology changes and risks in order to be successful.

SEALSQ needs to anticipate, and quickly react to, rapid changes occurring in security technologies and to the development of new and improved semiconductors and software that result from these changes. If SEALSQ are unable to respond quickly and cost-effectively to changing hardware and software technologies and evolving industry standards, the existing offering could become non-competitive and it may lose market share. SEALSQ’s success will depend, in part, on its ability to effectively use leading technologies critical to the business, enhance its existing solutions, find appropriate technology partners, and continue to develop new solutions and technology that address the increasingly sophisticated and varied needs of its current and prospective clients and their customers, and its ability to influence and respond to technological advances, emerging industry and regulatory standards and practices and competitive service offerings. SEALSQ’s ability to remain technologically competitive may require substantial expenditures and lead-time, and the integration of newly acquired technologies will also take time. If SEALSQ is unable to adapt and integrate in a timely manner to changing market conditions or customer requirements, its business, financial condition and results of operations could be seriously harmed.

The use of cryptography is subject to a variety of laws around the world. Unfavorable developments in legislation and regulation may adversely affect SEALSQ’s business, operating results, and financial condition.

The use of cryptography is subject to a variety of laws around the world. Government regulation of the internet is evolving and any changes in government regulations relating to the internet or other areas of SEALSQ’s business or other unfavorable developments may adversely affect its business, operating results, and financial condition.

For example, the U.S. agency NIST has recently selected the post-quantum cryptographic algorithms for all governmental use of cryptography. While SEALSQ has aligned product development with NIST’s PQC process, its ability to fully comply with evolving standards and successfully integrate these algorithms across the product portfolio is critical to maintaining its eligibility for government contracts and leadership in the post-quantum security market. Failure to timely implement NIST-selected algorithms or adapt to additional regional cryptographic requirements could limit market access, increase compliance and development costs, or fragment SEALSQ’s product offerings across different jurisdictions, which could materially and adversely affect its business, operating results, and financial condition.

SEALSQ’s services and products depend on the continued integrity of public key cryptography technology and algorithms that may be compromised or proven obsolete over time.

SEALSQ’s services and products rely heavily on cryptography. Advances in attacks on cryptographic algorithms and technology may weaken their effectiveness, and significant new technology requirements may be imposed by root distribution programs that requires SEALSQ to make significant modifications to its systems or to reissue digital certificates to some or all customers, which could damage SEALSQ’s reputation or otherwise harm its business.

Quantum computing may threaten the resilience of current cryptography against attacks during the current lifespan of hardware. This is certainly the case for SEALSQ’s secure modules embedded in larger systems and/or deployed on remote locations, such as for smart meter and satellite deployments.

SEALSQ cannot guarantee that its services and products will still offer sufficient protection against attacks carried out with quantum computers.

SEALSQ’s semiconductors and software services are highly technical and may contain undetected software bugs or vulnerabilities, which could manifest in ways that could seriously harm its reputation and business.

SEALSQ’s semiconductors and software services are highly technical and complex and may contain undetected software bugs, hardware errors, and other vulnerabilities. There is a risk that defects or errors could arise, particularly when new versions or enhancements are released. SEALSQ cannot assure you that its software or other components will not experience errors or performance problems in the future. These bugs and errors can manifest in any number of ways in these products, including through diminished performance, security vulnerabilities, malfunctions, or even permanently disabled products.

Some errors in SEALSQ’s products may be discovered only after a product has been used by customers and may in some cases be detected only under certain circumstances or after extended use. Any errors, bugs, or other vulnerabilities discovered in the code or back-end after delivery could damage SEALSQ’s reputation, drive away customers, and allow third parties to manipulate or exploit vulnerabilities.

SEALSQ also face claims for product liability, tort, or breach of warranty. Defending a lawsuit, regardless of its merit, is costly and may divert management’s attention and seriously harm its reputation and its business. In addition, if its liability insurance coverage proves inadequate or future coverage is unavailable on acceptable terms or at all, SEALSQ’s business could be seriously harmed.

Services offered by SEALSQ’s PKI business rely on the continued integrity of public key cryptography technology and algorithms that may be compromised or proven obsolete over time.

Services and products are relying heavily on cryptography, in particular, services offered by SEALSQ’s PKI business are based on public key cryptography technology. With public key cryptography technology, a user possesses a public key and a private key, both of which are required to perform encryption and decryption operations. The security afforded by this technology depends on the integrity of a user’s private key and ensuring that it is not lost, stolen or otherwise compromised. Advances in attacks on cryptographic algorithms and technology may weaken their effectiveness, and significant new technology requirements may be imposed by root distribution programs that require SEALSQ to make significant modifications to its systems or to reissue digital certificates to some or all of its customers, which could damage the reputation or otherwise harm the business. Severe attacks on public key cryptography could render PKI services in general obsolete or unmarketable.

Quantum computing may threaten the resilience of current cryptography against attacks during the current lifespan of hardware. This is certainly the case for SEALSQ’s secure modules embedded in larger systems and/or deployed on remote locations, such as for smart meter and satellite deployments.

Although SEALSQ is committed to adapt the PKI platforms to the evolving technologies and industry regulations, it cannot guarantee that its current services and products will still offer sufficient long-term protection against future attacks executed with quantum computers.

Cybersecurity incidents, including data security breaches or computer viruses, could harm its business by disrupting SEALSQ’s delivery of services, damaging its reputation or exposing it to liability.

SEALSQ operates sensitive PKI platforms, retain certain confidential customer information in its secure data centers and registration systems, and its digital certificates and electronic signatures may be used by customers in mission critical applications. It is critical to SEALSQ’s business strategy that its facilities and infrastructure remain secure and are perceived by the marketplace to be secure.

SEALSQ receives, process, store and transmit, often electronically, the data of its customers and others, much of which is confidential. Unauthorized access to SEALSQ’s computer systems or stored data could result in theft, including cyber-theft, or improper disclosure of confidential information, and the deletion or modification of records could cause interruptions in its operations. These cybersecurity risks increase when SEALSQ transmits information from one location to another, including over the Internet or other electronic networks. Despite the security measures it has implemented, SEALSQ’s facilities, systems and procedures, and those of its third-party service providers, may be vulnerable to security breaches, acts of vandalism, software viruses, misplaced or lost data, programming or human errors or other similar events which may disrupt SEALSQ’s delivery of services or expose the confidential information of its customers and others. Any security breach involving the misappropriation, loss or other unauthorized disclosure or use of confidential information of SEALSQ’s customers or others, whether by SEALSQ or a third party, could subject it to civil and criminal penalties, have a negative impact on its reputation, or expose it to liability to its customers, third parties or government authorities. SEALSQ is not aware of such breaches or any other material cybersecurity risks in its supply chain to date. Any of these developments could have a material adverse effect on SEALSQ’s business, results of operations and financial condition.

To mitigate these risks, SEALSQ complies with one of the highest security standards in its industry: WebTrust, ISO27001 and the “Common Criteria” standard. Compliance with these standards require SEALSQ to implement, monitor and audit on a yearly basis all the processes where we, or SEALSQ’s third-party suppliers, manipulate sensitive data. This includes supply chain processes and partners which, like the SEALSQ Group, are audited every year by security experts certified by governmental authorities. In addition, one of its customers, Cisco, also conducts an independent and extensive audit to control SEALSQ’s processes and propose improvements.

SEALSQ’s security processes are piloted by a Global Security Director, under the supervision of a Security Board, which includes the top management of SEALSQ. Once a year, the Global Security Director reassesses SEALSQ’s cybersecurity risks and proposes to the Security Board a plan of action and budget for the year to come.

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

If its security systems are breached, SEALSQ may face civil liability, and public perception of its security measures could be diminished, either of which would negatively affect SEALSQ’s ability to attract and retain customers.

Techniques used to gain unauthorized access to data and software are constantly evolving, and SEALSQ may be unable to anticipate or prevent unauthorized access to cryptographic data. SEALSQ’s software services, which are supported by its own systems and those of third parties that it works with, are vulnerable to software bugs, computer viruses, internet worms, break-ins, phishing attacks, attempts to overload servers with denial-of-service, or other attacks and similar disruptions from unauthorized use of SEALSQ’s and third-party computer systems, any of which could lead to system interruptions, delays, or shutdowns, causing loss of critical data or the unauthorized access to personal data.

Computer malware, viruses, computer hacking, and phishing attacks have become more prevalent in SEALSQ’s industry. SEALSQ and its systems have been subject to such attacks in the past, albeit they have always been unsuccessful, and further such attempts to compromise its systems’ security may occur in the future. Because of its brand of trust and security, SEALSQ believes that it is a particularly attractive target for such attacks. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security, and availability of its products and technical infrastructure to the satisfaction of SEALSQ’s customers may harm its reputation and ability to retain existing customers and attract new customers. Although SEALSQ has developed systems and processes that are designed to protect its data and user data, to prevent data loss, to disable undesirable accounts and activities on its platform, and to prevent or detect security breaches, it cannot assure you that such measures will provide absolute security, and SEALSQ may incur significant costs in protecting against or remediating cyber-attacks.

Additionally, if an actual or perceived breach of security occurs to its systems or a third party’s platform, SEALSQ may face regulatory or civil liability and public perception of its security measures could be diminished, either of which would negatively affect its ability to attract and retain customers, which in turn would harm its efforts to attract and retain business partners. SEALSQ also would be required to expend significant resources to mitigate the breach of security and to address matters related to any such breach. SEALSQ also may be required to notify regulators about any actual or perceived personal data breach (including the EU Lead Data Protection Authority) as well as the individuals who are affected by the incident within strict time periods.

Any failure, or perceived failure, by SEALSQ to maintain the security of data relating to its customers, to comply with its posted privacy policy, laws and regulations, rules of self-regulatory organizations, industry standards, and contractual provisions to which SEALSQ may be bound, could result in the loss of confidence, or result in actions against SEALSQ by governmental entities or others, all of which could result in litigation and financial losses, and could potentially cause it to lose customers, advertisers, and revenues. In Europe, the European Data Protection Authority could impose fines and penalties of up to 4% of annual global turnover or €20 million, whichever is higher, for a personal data breach.

Failure at tape-out or failure to achieve the expected final test yields for SEALSQ’s ICs could negatively impact its results of operations.

The tape-out process is a critical milestone in SEALSQ’s IoT business. A tape-out means all the stages in the design and verification process of SEALSQ’s ICs have been completed, and the chip design is sent for manufacturing. The tape-out process requires considerable investment in time and resources and close cooperation with the wafer foundry, and repeated failures can significantly increase costs, lengthen product development period, and delay product launch. If the tape-out or testing of a new chip design fails, either as a result of design flaws by SEALSQ’s research and development team or problems with production or the testing process by the wafer foundry, SEALSQ may incur considerable costs and expenses to fix or restart the design process. Such obstacles may decrease its profitability or delay the launch of new products.

Once tape-out is achieved, the IC design is sent for manufacturing, and the final test yield is a measurement of the production success rate. The final test yield is a function of both product design, which is developed by SEALSQ, and process technology, which typically belongs to a third-party foundry. Low final test yields can result from a product design deficiency or a process technology failure or a combination of both. As such, SEALSQ may not be able to identify problems causing low final test yields until its product designs go to the manufacturing stage, which may substantially increase its per unit costs and delay the launch of new products.

SEALSQ’s IC products mainly depend on supplies from third-party foundries, and any failure to obtain sufficient foundry capacity from such foundries would significantly delay the shipment of its products.

SEALSQ’s IoT activity is a fabless IC design business and, as such, it does not own any IC fabrication facilities. SEALSQ currently works with two leading foundries as its main IC fabrication partners and places purchase orders according to its business needs. It is important for SEALSQ to have a reliable relationship with third-party foundries as well as other future foundry service providers to ensure adequate product supply to respond to customer demand.

SEALSQ cannot guarantee that its foundry service providers will be able to meet its manufacturing requirements. The ability of its foundry service providers to provide SEALSQ with foundry services is limited by available capacity. If any of its foundry service providers fails to succeed in their capacity promise, it will not be able to deliver to SEALSQ ICs as per the purchase orders that SEALSQ has placed to them, which will significantly affect its shipment of its products and solutions. This could in turn result in lost sales and have a material adverse effect on its relationships with its customers and on its business and financial condition. In addition, SEALSQ does not have a guaranteed level of production capacity from its foundry service providers. SEALSQ does not have long-term contracts with them, and it sources its supplies on a purchase order basis. As a result, SEALSQ depends on its foundry service providers to allocate to it a portion of their manufacturing capacity sufficient to meet its needs, produce products of acceptable quality and at acceptable final test yields and deliver those products to SEALSQ on a timely basis and at acceptable prices. If any of SEALSQ’s foundry service providers raises its prices or is unable to meet its required capacity for any reason, such as shortages or delays in the shipment of semiconductor equipment or raw materials required to manufacture ICs, or if its business relationships with any of its foundry service providers deteriorate, SEALSQ may not be able to obtain the required capacity and would have to seek alternative foundries, which may not be available on commercially reasonable terms, or at all. Moreover, it is possible that other customers of any of its foundry service providers that are larger and/or better financed than SEALSQ, or that have long-term contracts with them, may receive preferential treatment in terms of capacity allocation or pricing. In addition, if SEALSQ does not accurately forecast its capacity needs, any of its foundry service providers may not have available capacity to meet its immediate needs or it may be required to pay higher costs to fulfil those needs, either of which could materially and adversely affect its business, results of operations or financial condition.

Other risks associated with SEALSQ’s dependence on third-party foundries include limited control over delivery schedules and quality assurance, lack of capacity in periods of excess demand, unauthorized use of its intellectual property and limited ability to manage inventory and parts. In particular, although SEALSQ has entered into confidentiality agreements with its third-party foundries for the protection of its intellectual property, they may not protect SEALSQ’s intellectual property with the same degree of care as SEALSQ uses to protect its intellectual property. If SEALSQ fails to properly manage any of these risks, its business and results of operations may be materially and adversely affected.

Moreover, if any of its foundry service providers suffers any damage to its facilities, suspends manufacturing operations, loses benefits under material agreements, experiences power outages or computer virus attacks, lacks sufficient capacity to manufacture its products, encounters financial difficulties, is unable to secure necessary raw materials from its suppliers or suffers any other disruption or reduction in efficiency, SEALSQ may encounter supply delays or disruptions.

SEALSQ relies on a limited number of third parties for IC packaging and testing services.

In relation to SEALSQ’s semiconductor business, fabrication of ICs requires specialized services to process the silicon wafers into ICs by packaging them and to test their proper functioning. SEALSQ primarily collaborates with an Outsource Semiconductors Assembly and Testing (OSAT) provider for such services, which may expose it to a number of risks, including difficulties in finding alternate suppliers, capacity shortages or delays, lack of control or oversight in timing, quality or costs, and misuse of SEALSQ’s intellectual property. If any such problems arise with its packaging and testing partners, SEALSQ may experience delays in its production and delivery timeline, inadequate quality control of products or excessive costs and expenses. As a result, SEALSQ’s financial condition, results of operations, reputation and business may be adversely affected.

SEALSQ’s supply chain depends on third-party suppliers. Failure of one of its suppliers to handle increased demand could impact the ability to take advantage of upside business opportunities.

SEALSQ outsources several critical functions in its supply chain to third-party suppliers, such as the manufacture of its semiconductors. They all have a number of risks that are present in their businesses that could limit their ability to meet increased demands if SEALSQ see increased orders from its customers. If its suppliers cannot satisfy demand, SEALSQ may not be able to meet its customer demands. Also, if suppliers add higher costs to cover their increased volume, SEALSQ may see drops in its gross profit margins. Many of these costs are not fixed, even though there may be contracts in place, and may be increased at the discretion of the third-party vendor.

The following issues related to SEALSQ’s third-party suppliers could have an adverse effect on its ability to meet customer demand and negatively impact revenues, business operations, profitability and cash flows:

●	SEALSQ’s suppliers’ failure or inability to react to shifts in product demand, including situations where demand for integrated circuits exceeds suppliers’ capacity to meet that demand;
●	a failure or inability by SEALSQ’s suppliers to procure raw materials or allocate adequate raw materials for its products, or an increase in prices for raw materials or components;
●	an inability to procure or utilize raw materials, components or products from SEALSQ’s suppliers due to government prohibitions or restrictions on transactions with certain countries and/or companies, or alternative suppliers, or because raw material sources or raw materials are not available or not available in acceptable time frames or upon acceptable terms;
●	a failure by SEALSQ’s suppliers to allocate adequate manufacturing, assembly or test capacity for its products;
●	SEALSQ’s suppliers’ failure or inability to develop or maintain, or a delay in developing or building out, manufacturing capacity for leading process technologies, including transitions to smaller geometry process technologies;
●	the loss of a supplier or the failure or inability of a supplier to meet performance, quality or yield specifications or delivery schedules;
●	additional expense or production delays as a result of qualifying a new supplier and commencing volume production or testing in the event of a loss of, or a decision to add or change, a supplier;
●	natural disasters, the effects of climate change, acts of war or other geopolitical conflicts impacting the regions in which SEALSQ’s suppliers and their manufacturing foundries or assembly, test or other facilities are located;
●	health crises, including epidemics or pandemics, and government and business responses thereto, which impact SEALSQ’s suppliers, including as a result of quarantines or closures;
●	cyber-attacks on SEALSQ’s suppliers’ information technology (IT) systems, including those related to their manufacturing foundries or assembly, test or other facilities;
●	trade or national security protection policies, particularly U.S. or Chinese government policies, that limit or prevent SEALSQ from transacting business with suppliers of critical integrated circuit products, or that limit or prevent such suppliers from transacting business with it or from procuring materials, machinery or technology necessary to manufacture goods for SEALSQ; and
●	any other reduction, interruption, delay or limitation in SEALSQ’s product supply sources.

In particular, SEALSQ’s agreement with one of its third-party suppliers, Presto Engineering Inc. (“Presto”), defines, among other things, the following contractual obligations:

●	the list of operational obligations that they shall execute for SEALSQ Presto’s services include New Production Introduction (“NPI”), such as planning of validation and qualification activities, engineering evaluation of the product and preliminary test solution, and product release to industrial maturity, and Supply Chain Management (“SCM”);
●	the On-Time Delivery objectives and rules. Presto is required to provide its SCM service based on agreed targets for On Time Delivery (“OTD”). OTD is defined numerically and it constitutes result obligations under French laws, which govern the agreement;
●	their obligations vis-à-vis SEALSQ’s quality process and its security process, including their obligations to be audited on a yearly basis.

Presto’s failure to meet these obligations could have an adverse effect on SEALSQ’s ability to meet customer demand and negatively impact revenues, business operations, profitability and cash flows.

Although common in its industry, SEALSQ does not have agreements with any other major third-party suppliers. Rather, the SEALSQ provides such suppliers with purchase orders on a quarterly basis, which triggers the launch of manufacturing of the Company’s products. SEALSQ has weekly discussions and provides the suppliers with 12-month rolling forecasts to allow them to anticipate equipment allocations and raw material supplies. However, since SEALSQ does not have written agreements with these suppliers, it is subject to the risk that any of these suppliers could terminate their relationship with SEALSQ, leaving it without critical products, software or other services needed to operate its business.

SEALSQ is dependent on the timely supply of equipment and materials from various sub-contractors and if any one of these suppliers fails to meet, or delays, their committed delivery schedules due to supply chain disruptions or other reasons, SEALSQ can suffer with lower or lost revenues.

SEALSQ uses various suppliers for silicon manufacturing and testing its parts. Any one of these suppliers could not meet their commitments for on-time delivery of its products. The market supply of such products has seen and continues to see difficulties in meeting demand and these kinds of supply disruptions can happen due to global shortages of silicon wafers or chemicals used in the processing of the silicon packaging, or shortages in the labor force due to unrest or sicknesses. During the latter half of 2021 and 2022, SEALSQ had to manage its delivery schedule carefully as a result of the global shortage of semiconductors material. During this period, SEALSQ was receiving greater volumes of orders than it was capable of delivering due to such shortages, so it had to program the orders based upon the allocations of materials and production capacity available to SEALSQ. While SEALSQ was able to grow its revenue during this time though careful negotiation with its suppliers, SEALSQ believes that revenues would have been higher had there not been such supply disruption. Further, its business and operating conditions can be at risk if it cannot deliver on product demand as committed in its customer contracts. The global shortage was alleviated in 2023 meaning that the same constraints were no longer applicable during that year and currently, SEALSQ does not have issues around supply allocations. However, supply disruptions may happen in the future and may negatively affect its business, financial condition and results of operations.

SEALSQ’s ability to forecast its future results of operations and plan for and model future growth is limited and subject to a number of uncertainties due to recent changes in SEALSQ’s context as well as in its own sales organization and go-to-market strategies.

SEALSQ faces intense competition from companies that are larger and better known than it is, and it may lack sufficient financial or other resources to maintain or improve its competitive position.

The digital security market space in which SEALSQ operates faces intense competition, constant innovation and evolving security threats. There are several global security companies with strong presence in this market, including VeriSign, Inc., DigiCert Inc., Entrust Datacard, Let’s Encrypt, Symantec Corporation, FireEye, Inc., Red Hat Software, VASCO Data Security International, Inc., Zix Corp, NXP Semiconductors, Infineon Technologies, STMicroelectronics and Samsung Electronics. As SEALSQ integrates and moves into the knowledge automation space there are also related data lake and automation companies with strong foundations including Palantir and Snowflake.

Some of SEALSQ’s competitors are large companies that have the technical and financial resources and broad customer bases needed to bring competitive solutions to the market and already have existing relationships as a trusted vendor for other products. Such companies may use these advantages to offer products and services that are perceived to be as effective as SEALSQ’s at a lower price or for free as part of a larger product package or solely in consideration for maintenance and services fees. They may also develop different products to compete with SEALSQ’s current security solutions and respond more quickly and effectively than it does to new or changing opportunities, technologies, standards or client requirements. Additionally, it may compete with smaller regional vendors that offer products with a more limited range of capabilities that purport to perform functions similar to its security solutions. Such companies may enjoy stronger sales and service capabilities in their particular regions.

SEALSQ’s competitors may have competitive advantages, such as:

●	greater name recognition, a longer operating history and a larger customer base;
●	larger sales and marketing budgets and resources;
●	broader distribution and established relationships with distribution partners and customers;
●	greater customer care and support resources;
●	broader supply chains;
●	greater resources to make acquisitions;
●	larger intellectual property portfolios; and
●	greater financial, technical and other resources.

SEALSQ’s current and potential competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their resources. Current or potential competitors may be acquired by third parties with access to greater available resources. As a result of such acquisitions, SEALSQ’s current or potential competitors may be able to adapt more quickly to new technologies and customer needs, devote greater resources to the promotion or sale of their products and services, initiate or withstand substantial price competition, take advantage of other opportunities more readily or develop and expand their product and service offerings more quickly than SEALSQ does. Larger competitors with more diverse product offerings may reduce the price of products that compete with SEALSQ’s in order to promote the sale of other products or may bundle them with other products, which would lead to increased pricing pressure on its products and could cause the average sales prices for its products to decline.

If SEALSQ does not successfully anticipate market needs and enhance existing products or develop new products that meet those needs on a timely basis, it may not be able to compete effectively and its ability to generate revenues will suffer.

Many of its customers operate in markets characterized by rapidly changing technologies and business plans, which require them to adapt to increasingly complex digital security infrastructures to protect internal and external corporate communications. As customers’ technologies and business plans grow more complex, SEALSQ expects them to face new and increasingly sophisticated threats of security breaches or counterfeiting. SEALSQ faces significant challenges in:

●	ensuring that SEALSQ’s security solutions effectively protect identities of individual customers, company information and their brands, and
●	driving efficient operations through automated decision making.

As a result, SEALSQ must continually modify and improve its products in response to changes in SEALSQ’s customers’ technology infrastructures.

SEALSQ may not be able to successfully anticipate or adapt to changing technology or customer requirements on a timely basis or at all. If it fails to keep up with technological changes or to convince its customers and potential customers of the value of its security and automation solutions even in light of new technologies and integration, SEALSQ’s business, results of operations and financial condition could be materially and adversely affected.

SEALSQ cannot guarantee that it will be able to anticipate future market needs and opportunities or be able to develop product enhancements or new products to meet such needs or opportunities in a timely manner, if at all. Even if it is able to anticipate, develop and commercially introduce enhancements and new products, there can be no assurance that enhancements or new products will achieve widespread market acceptance.

SEALSQ’s product enhancements or new products could fail to attain sufficient market acceptance for many reasons, including:

●	delays in releasing product enhancements or new products;
●	failure to accurately predict market demand and to supply products that meet this demand in a timely fashion;
●	failure to accurately price products and solutions;
●	inability to interoperate effectively with the existing or newly introduced technologies, systems or applications of SEALSQ’s existing and prospective customers;
●	defects in SEALSQ’s products;
●	inability to integrate security and automation;
●	negative publicity about the performance or effectiveness of SEALSQ’s products;
●	introduction or anticipated introduction of competing products by SEALSQ’s competitors; and
●	installation, configuration or usage errors by SEALSQ’s customers.

If SEALSQ fails to anticipate market requirements or fails to develop and introduce product enhancements or new products to meet those needs in a timely manner, that could cause it to lose existing customers and prevent it from gaining new customers, which would significantly harm its business, financial condition and results of operations.

Any decline in demand for SEALSQ’s products from its clients could have a material adverse effect on the business, results of operations and financial condition.

SEALSQ’s business is at risk of its clients delaying or withdrawing purchase orders for items where SEALSQ already committed to the production or deployment of these pieces. In these situations, and when sufficient notice is given, it is usually able to adjust SEALSQ’s production schedules such that the production or deployment schedules can be transferred to alternative clients thereby limiting SEALSQ’s exposure. However, there can be a short-term impact upon the levels of stock that SEALSQ holds at any given point in time. Because its products have a lengthy development cycle, often in the range of 18 to 24 months from design-win or project award to delivering the first batch of finished goods or services, there is a limited risk that SEALSQ finds itself holding material amounts of stocks of finished goods that will not be eventually delivered to its clients. The greatest risk is that a client might reduce their production allocations with SEALSQ and, in this instance, it would be required to adapt its purchase requirements accordingly. Most of its raw materials (in particular, SEALSQ’s wafers) can be redirected to alternative products and so the risk is more concentrated to finished goods and committed engineering or deployment capacity. In the event that a client was to significantly reduce demand with a limited lead-time and not place new orders for that product at a later stage, this could lead to some finished goods becoming obsolete. The main risk arising from a decline in demand for SEALSQ’s products from one of its larger clients is that SEALSQ would need to find new sources of revenue to replace such client.

SEALSQ’s reputation and business could be harmed based on real or perceived shortcomings, defects or vulnerabilities in its security solutions or the failure of its security solutions to meet customers’ expectations.

Organizations are facing increasingly sophisticated digital security threats and threats of counterfeiting. If SEALSQ fails to identify and respond to new and increasingly complex methods of counterfeiting products or hacking personal and corporate digital accounts, its business and reputation will suffer. In particular, SEALSQ may suffer significant adverse publicity and reputational harm if any of its products fail to perform as advertised. An actual or perceived breach of SEALSQ’s customers’ sensitive business data, regardless of whether the breach is attributable to the failure of its products, could adversely affect the market’s perception of the efficacy of SEALSQ’s security solutions and current or potential customers may look to SEALSQ’s competitors for alternatives to its security solutions. Similarly, an actual or perceived failure of SEALSQ’s products to prevent counterfeit products from being detected, regardless of whether such failure is attributable to its products, could adversely affect the market’s perception of the efficacy of its authentication solutions and could encourage current or potential customers to look to SEALSQ’s competitors for an alternative to its products. The failure of its products may also subject SEALSQ to product liability lawsuits and financial losses stemming from the indemnification of its partners and other third parties, as well as the expenditure of significant financial resources to analyze, correct or eliminate any vulnerability. It could also cause SEALSQ to suffer reputational harm, lose existing customers or deter them from purchasing additional products and services and prevent new customers from purchasing its security solutions.

Sometimes it will be necessary to make a product or product line obsolete and there may be negative impacts to sales or disruption to the customer base during the ramp down of that product.

All products have a natural lifecycle that includes the inevitable end-of-life (“EOL”) process. During the ramping down of a product, or product family, there are many ways that SEALSQ’s business operations can be challenged. Last time buys are a typical way for customers to deal with the EOL of a product that is still critical to one of their end products. These kinds of orders show an increase in short term sales but result in the abrupt drop off of revenue from that customer, for that product, after the last time buy is delivered. Discontinuing a product also comes with the risk that SEALSQ may lose that customer for good if SEALSQ does not have a replacement for the product or if they decide to look at alternative suppliers because of the change in supply.

SEALSQ’s research and development efforts may not produce successful products or enhancements to its security solutions that result in significant revenue or other benefits in the near future, if at all.

Investing in research and development personnel, developing new products and enhancing existing products is expensive and time-consuming, and there is no assurance that such activities will result in significant new marketable products or enhancements to SEALSQ’s products, design improvements, cost savings, revenues or other expected benefits. If SEALSQ spends significant time and effort on research and development and is unable to generate an adequate return on its investment, its business and results of operations may be adversely affected. SEALSQ’s research and development roadmap anticipates a continued increase in 2026 in its expenditure, in particular focused on its post-quantum cryptography.

Failure to protect SEALSQ’s intellectual property could substantially harm its business, operating results, and financial condition.

The success of SEALSQ’s business depends on its ability to protect and enforce its patents, trade secrets, trademarks, copyrights, and all of other intellectual property rights, including the silicon intellectual property rights of SEALSQ’s semiconductors.

SEALSQ’s attempt to protect its intellectual property under patent, trade secret, trademark, and copyright law through a combination of employee, third-party assignment and nondisclosure agreements, other contractual restrictions, technological measures, and other methods. These afford only limited protection and SEALSQ is still early in the process of securing its intellectual property rights. Despite SEALSQ’s efforts to protect its intellectual property rights and trade secrets, unauthorized parties may attempt to copy aspects of its technology, or obtain and use trade secrets and other confidential information. Moreover, policing SEALSQ’s intellectual property rights is difficult and time consuming. SEALSQ cannot assure you that it would have adequate resources to protect and police its intellectual property rights, and it cannot assure you that the steps it takes to do so will always be effective.

SEALSQ has filed, and may in the future file, patent applications on certain of its innovations. It is possible, however, that these innovations may not be patentable. In addition, given the cost, effort, risks, and downside of obtaining patent protection, including the requirement to ultimately disclose the invention to the public, SEALSQ may choose not to seek patent protection for some innovations. Furthermore, SEALSQ’s patent applications may not result in granted patents, the scope of the protection gained may be insufficient or an issued patent may be deemed invalid or unenforceable. SEALSQ also cannot guarantee that any of its present or future patents or other intellectual property rights will not lapse or be invalidated, circumvented, challenged, or abandoned. Neither can SEALSQ guarantee that its intellectual property rights will provide competitive advantages. SEALSQ’s ability to assert its intellectual property rights against potential competitors or to settle current or future disputes could be limited by its relationships with third parties, and any of its pending or future patent applications may not have the scope of coverage originally sought. SEALSQ cannot guarantee that its intellectual property rights will be enforced in jurisdictions where competition may be intense or where legal protection may be weak. SEALSQ could lose both the ability to assert its intellectual property rights against, or to license technology to, others and the ability to collect royalties or other payments.

Litigation or proceedings before governmental authorities and administrative bodies may be necessary in the future to enforce SEALSQ’s intellectual property rights, to protect its patent rights, trademarks, trade secrets, and domain names and to determine the validity and scope of the proprietary rights of others. SEALSQ’s efforts to enforce or protect its proprietary rights may be ineffective and could result in substantial costs and diversion of resources and management time, each of which could substantially harm its operating results. Additionally, changes in law may be implemented, or changes in interpretation of such laws may occur, that may affect its ability to protect and enforce SEALSQ’s patents and other intellectual property.

SEALSQ’s growth prospects and revenue will be adversely affected if its efforts to attract prospective customers and to retain existing customers are not successful.

SEALSQ’s ability to grow its business and generate revenue depends on retaining and expanding its total customer base and increasing services revenue by effectively monetizing added value. SEALSQ must convince prospective customers of the benefits of its solutions and its existing customers of the continuing value of those solutions. SEALSQ’s ability to attract new customers, retain existing customers, and reach out to new markets depends in large part on its ability to continue to offer leading technologies and products, superior security and trust, and integration capabilities. For instance, in SEALSQ’s Semiconductors segment, some of its semiconductor competitors, including Infineon, Microchip, NXP and STMicroelectronics, have developed, and are continuing to develop, secure elements, which puts SEALSQ at a significant competitive disadvantage.

SEALSQ derives a significant amount of its revenue each year from a limited number of significant customers.

SEALSQ derives a significant amount of its revenue each year from a small number of customers. In the year ended December 31, 2025, the SEALSQ Group’s ten largest customers accounted for 63% of its revenue. SEALSQ’s business and results of operations are largely dependent upon the success of its significant customers. The loss of any large customer, a decline in the volume of sales to these customers or the deterioration of their financial condition could adversely affect SEALSQ’s business, results of operations and financial conditions.

One of SEALSQ’s largest customers is CISCO Systems International (“Cisco”). SEALSQ operates under the terms of a Master Purchase Agreement, dated August 14, 2014. This agreement defines, among other things:

●	the communication process that it shall respect vis-a-vis forecasting / pricing update, such as determination of price reflecting component prices in effect on the date of shipment to Cisco’s authorized contract manufactures (“EMS Providers”), representations and warranties that the product price are, and shall be, no higher than the lowest prices offered by SEALSQ to any customer purchasing the same or lesser total sales or unit volume on an annual basis;
~~●~~	buffer stock, timing and volume constitution rules, including but not limited to, obligations to make commercially reasonable efforts to conduct capacity and materials planning and management sufficient to meet EMS Provider’s forecast at the period of time agreed between SEALSQ and EMS Providers
●	list of contract manufacturers to whom SEALSQ is allowed to take purchase orders and to make deliveries;
●	rules of fair treatment in case capacity shortage, that is, an obligation to provide Cisco, EMS Providers and any third party designated by Cisco an allocation of products during its shortage that is no less favorable than that provided to any other customer;
●	warranties, including but not limited to, three year warranty period, delivered product having no less than eight remaining weeks of shelf-life, replacement of defected products within two business days in general;
●	epidemic failure when a single failure mode in excess of 1% of the product or a multiple failure mode in excess of 3% of the product, during any rolling 3-full calendar month period, occurs. If an epidemic failure occurs within five (5) years following the delivery of a product, SEALSQ must promptly notify Cisco, provide a preliminary diagnosis plan within one (1) business day, and update it as required by Cisco. SEALSQ has agreed to collaborate with Cisco to diagnose the issue, develop an interim solution, and implement a permanent fix. Subject to the liability exclusions and limitations outlined in the agreement, SEALSQ is contractually obligated to compensate Cisco for all reasonable direct costs incurred in addressing the epidemic failure.

Additionally, SEALSQ has agreed to provide necessary support to Cisco, its EMS Providers, and any designated third parties for remediation efforts, including but not limited to customer notifications, replacement scheduling, and corrective measures such as product removal, return, reinstallation, and repair.

SEALSQ depends on its customers’ ability to sell their products, which may pose challenges for the Company’s ability to forecast demand or optimize inventory and sales.

Large orders may depend on the ability of SEALSQ’s customers to be awarded significant regional or national contracts. The design of many industrial devices involves the risk that such devices may not see the demand expected in the relevant market, or that high-volume contracts may be awarded to competing suppliers. SEALSQ’s customers may be bidding against multiple suppliers to win government contracts, and if they lose, SEALSQ may not realize the results originally expected during forecasting of opportunity size and profitability. As such, the volume predictions used in pricing negotiations and forecasts may not always be achievable by SEALSQ’s customers and may adversely affect SEALSQ’s operating results.

Changes in regulations or citizen concerns regarding privacy and protection of citizen data, or any failure or appearance of failure to comply with such laws, could diminish the value of its services and cause SEALSQ to lose customers and revenue.

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

Additionally, the EU may continue to review the need for greater regulation or reform to its existing data protection legal framework, which may result in a greater compliance burden for companies with users in Europe. Various government and consumer agencies also have called for new regulation and changes in industry practices. SEALSQ’s business, including its ability to operate and expand internationally, could be adversely affected if legislation or regulations are adopted, interpreted, or implemented in a manner that is inconsistent with SEALSQ’s current business practices and that require changes to these practices, the design of its website, services, features, or its privacy policy. In particular, the success of its business has been, and SEALSQ expects will continue to be, driven by its ability to responsibly use the personal data that its customers share with SEALSQ.

Accordingly, SEALSQ’s business could be harmed by any significant change to applicable laws, regulations, or industry practices regarding the use of its customers’ personal data, for example regarding the manner in which disclosures are made and how the express or implied consent of customers for the use of personal data is obtained. Such changes may require SEALSQ to modify its services and features, possibly in a material manner, and may limit its ability to develop new services and features that make use of the data that its customers voluntarily share with SEALSQ. In addition, some of its developers or other partners, such as those that help SEALSQ measure the effectiveness of advertisements, may receive or store information provided by it or by its customers through mobile or web applications integrated with its services. SEALSQ provides limited information to such third parties based on the scope of services provided to it. However, if these third parties or developers fail to adopt or adhere to adequate data security practices, or in the event of a breach of their networks, SEALSQ’s data or its customers’ data may be improperly accessed, used, or disclosed.

Interruptions, delays or discontinuations in service arising from SEALSQ’s own systems or from third parties could impair the delivery of its services and harm its business.

SEALSQ relies on systems housed in its own facilities and upon third parties, including bandwidth providers and third-party “cloud” data storage services, to enable its customers to receive its content in a dependable, timely, and efficient manner. SEALSQ has experienced and may in the future experience periodic service interruptions and delays involving its own systems and those of third parties that SEALSQ works with. Both SEALSQ’s own facilities and those of third parties are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures, and similar events. They also are subject to break-ins, sabotage, intentional acts of vandalism, the failure of physical, administrative, technical, and cybersecurity measures, terrorist acts, natural disasters, human error, the financial insolvency of third parties that it works with, and other unanticipated problems or events. The occurrence of any of these events could result in interruptions in SEALSQ’s services and to unauthorized access to, or alteration of, the content and data contained on its systems and that these third parties store and deliver on its behalf.

Any disruption in the services provided by these third parties could materially adversely impact SEALSQ’s business reputation, customer relations, and operating results. Upon expiration or termination of any of its agreements with third parties, SEALSQ may not be able to replace the services provided to SEALSQ in a timely manner or on terms and conditions, including service levels and cost, that are favorable to it, and a transition from one third party to another could subject SEALSQ to operational delays and inefficiencies until the transition is complete.

SEALSQ’s business model consists in promoting trust and security, and it depends on trust in its brand. Negative media coverage could adversely affect its brand and any failure to maintain, protect, and enhance SEALSQ’s brand would hurt its ability to retain or expand its customer base.

Maintaining, protecting, and enhancing SEALSQ’s brand is critical to expanding its customer base, and will depend largely on its ability to continue to develop and provide top-level security. If SEALSQ does not successfully maintain its brand, its business could be harmed.

SEALSQ’s brand may be impaired by a number of other factors, including a failure to protect the cryptographic keys, data and software of end customers, any failure to keep pace with technological advances on its platform or with its services, a failure to protect its intellectual property rights, or any alleged violations of law, regulations, or public policy. Further, if SEALSQ’s partners fail to maintain high standards in the supply chain, or if SEALSQ partners with supply chain partners that its customers reject, the strength of its brand could be adversely affected.

SEALSQ has not historically been required to spend considerable resources to establish and maintain its brand. However, if it is unable to maintain the growth rate in its customer base, it may be required to expend greater resources on advertising, marketing, and other brand-building efforts to preserve and enhance brand awareness, which would adversely affect operating results and may not be effective.

If management is unable to provide reports as to the effectiveness of SEALSQ’s internal control over financial reporting, investors could lose confidence in the reliability of its financial statements, which could result in a decrease in the value of its shares.

Under Section 404 of Sarbanes-Oxley, SEALSQ is required to include in each of its annual reports on Form 20-F, a report containing its management’s assessment of the effectiveness of its internal control over financial reporting. If, in such annual reports on Form 20-F, management cannot provide a report as to the effectiveness of its internal control over financial reporting as required by Section 404, investors could lose confidence in the reliability of SEALSQ’s financial statements, which could result in a decrease in the value of its shares and SEALSQ could be subject to sanctions or investigations by the Nasdaq Stock Market, SEC or other regulatory authorities.

SEALSQ’s CEO and CFO manage multiple, publicly traded companies and the requirements of managing multiple public companies may strain their resources.

SEALSQ’s CEO and CFO currently hold the same management positions at WISeKey and, for its CEO, at WISeSat; WISeKey is a publicly traded company, and WISeSat will become a publicly traded company if the proposed business combination with Columbus Acquisition Corp., a publicly traded special purpose acquisition company (“SPAC”), relating to the proposed public listing of WISeSat is completed. WISeKey is, and WISeSat would as a publicly traded company be, required to comply with various regulatory and reporting requirements, including those required by the SEC. Complying with these reporting and other regulatory requirements may divert their attention from other business concerns of SEALSQ, which could have a material adverse effect on its business, financial condition and results of operations.

Obligations associated with being a public company require significant resources and management attention.

SEALSQ is subject to the reporting requirements of the Securities Exchange Act, and the other rules and regulations of the SEC, including the Sarbanes-Oxley Act. Section 404 of Sarbanes-Oxley requires that SEALSQ evaluates and determines the effectiveness of its internal control over financial reporting.

SEALSQ works with its legal, accounting and financial advisors to identify any areas in which changes should be made to its financial and management control systems to manage its growth and its obligations as a public company. SEALSQ evaluates areas such as corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. SEALSQ will make changes in any of these and other areas, including its internal control over financial reporting, which it believes are necessary. However, these and other measures SEALSQ may take may not be sufficient to allow SEALSQ to satisfy its obligations as a public company on a timely and reliable basis. In addition, compliance with reporting and other requirements applicable to public companies do create additional costs for it and require the time and attention of management. SEALSQ’s limited management resources may exacerbate the difficulties in complying with these reporting and other requirements while focusing on executing business strategy. SEALSQ may not be able to predict or estimate the amount of the additional costs it may incur, the timing of such costs or the degree of impact that its management’s attention to these matters will have on its business.

SEALSQ depends on highly skilled key personnel to operate its business, and if it is unable to attract, retain, and motivate qualified personnel, its ability to develop and successfully grow its business could be harmed.

SEALSQ believes that its future success is highly dependent on the talents and contributions of senior management, including Carlos Moreira, founder and Chief Executive Officer of SEALSQ, members of its executive team, and other key employees, such as key engineering, finance, research and development, marketing, and sales personnel. SEALSQ’s future success depends on its continuing ability to attract, develop, motivate, and retain highly qualified and skilled employees and senior management. All of SEALSQ’s employees, including senior management, are free to terminate their employment relationship with SEALSQ at any time, and their knowledge of its business and industry may be difficult to replace.

Furthermore, SEALSQ’s performance depends on favorable labor relations with its employees and compliance with labor laws in the countries where SEALSQ has employees and plans to hire new employees. Any deterioration of current relations or increase in labor costs due to its compliance with labor laws could adversely affect its business.

Qualified individuals are in high demand, particularly in the digital industry, and SEALSQ may incur significant costs to attract them. If SEALSQ is unable to attract and retain its senior management and key employees, it may not be able to achieve its strategic objectives, and its business could be harmed. In addition, SEALSQ believes that senior management has developed highly successful and effective working relationships. SEALSQ cannot ensure that it will be able to retain the services of any members of its senior management or other key employees. If one or more of these individuals leave, it may not be able to fully integrate new senior management or replicate the current dynamic, and working relationships that have developed among its senior management and other key personnel, and its operations could suffer.

SEALSQ is currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine, the Israel-Hamas war, and the hostilities among Iran, the United States, and Israel. SEALSQ’s business, financial condition and results of operations may be materially adversely affected by any negative impact on the global economy and capital markets resulting from their conflict, or any other geopolitical tensions.

U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine.

In February 2022, a full-scale military invasion of Ukraine by Russian troops was reported. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. SEALSQ is continuing to monitor the situation in Ukraine and globally and assessing its potential impact on its business. Additionally, Russia’s prior annexation of Crimea, recent recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to sanctions and other penalties being levied by the United States, the European Union and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic, including agreement to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication, or SWIFT, payment system, expansive ban on imports and exports of products to and from Russia and ban on exportation of U.S. denominated bank notes to Russia or persons located there. Additional potential sanctions and penalties have also been proposed and/or threatened. Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets.

Additionally, on October 7, 2023, Hamas, a U.S. designated terrorist organization, launched a series of coordinated attacks from the Gaza Strip onto Israel. On October 8, 2023, Israel formally declared war on Hamas, and the armed conflict is ongoing as of the date of this filing.

On February 28, 2026, the U.S. and Israel launched coordinated strikes against Iran. In response, Iran conducted retaliation attacks that expanded the conflict beyond just Iran and Israel and has threatened some commercial routes, especially traffic through the Strait of Hormuz, raising concerns about broader regional instability in the Middle East. These tensions include military posturing, proxy conflicts, and the potential for direct confrontation, which could lead to disruptions in global energy markets, supply chains, and international trade. Any escalation of hostilities could have far-reaching implications for global economic stability and capital markets.

Although SEALSQ’s operations have not experienced material and adverse impact on supply chain, cybersecurity or other aspects of its business from the ongoing conflict between Russia and Ukraine, from the war between Israel and Hamas, or from tensions between Iran, the United States, and Israel, nor from any associated event such as the Red Sea shipping crisis, there is no assurance that such conflicts and events would not develop or escalate in a way that could materially and adversely affect SEALSQ’s business, financial condition, and results of operations in the future.

SEALSQ’s business could suffer as a result of tariffs and trade sanctions or similar actions.

The imposition by the U.S. government of trade measures, including tariffs, sanctions or other restrictions on goods exported from, or imported into, the United States, or countermeasures imposed in response to such U.S. government trade measures, could adversely affect global economic conditions, SEALSQ’s operations or its ability to sell its products globally, which could adversely affect its operating results and financial condition. The U.S. tariff environment remains highly volatile and uncertain. On January 14, 2026, following the completion of a Section 232 national security investigation, the U.S. President signed a proclamation imposing a 25% ad valorem tariff on certain advanced computing semiconductors and their derivative products, effective January 15, 2026, with certain exemptions. On February 20, 2026, the U.S. Supreme Court held that the International Emergency Economic Powers Act (“IEEPA”) does not authorize the President to impose tariffs, striking down the sweeping tariffs previously imposed under IEEPA on imports from China, Canada, Mexico, and most other trading partners. In response, President Trump immediately imposed replacement tariffs under Section 122 of the Trade Act of 1974, initially at a rate of 10% and subsequently increased to 15%, on a global basis effective February 24, 2026. While a significant portion of SEALSQ’s current supply chain does not directly import products to the U.S. because SEALSQ supplies to contract manufacturers located outside the U.S. However, the tariffs on imports of semiconductor chips, or products containing semiconductor chips could impact the contract manufacturers and the entire semiconductor supply chain when finished goods are delivered to end-customers into the U.S.. End customers may seek to restructure their supply chains to areas or countries unaffected by tariffs, or may demand that the semiconductor supply chain absorb the added costs, which would reduce SEALSQ’s revenue and gross profit. The ongoing legal uncertainty surrounding U.S. presidential tariff authority and potential Congressional action to extend or codify tariffs, create significant unpredictability for SEALSQ’s business planning and operations. Escalations in trade measures may directly impair SEALSQ’s business by increasing trade-related costs or disrupting established supply chains and may indirectly impair its business by causing a negative effect on global economic conditions and financial markets. In addition, de-escalation of trade measures, or selected exemptions from trade measures, may not result in an immediate increase in SEALSQ’s business activity. The ultimate impact of the evolving trade measures is uncertain and may be affected by various factors, including the outcome of pending and future legal challenges to tariff authority, whether and when broader tariffs are implemented, Congressional action on tariff extensions, and any retaliatory countermeasures imposed by other countries.

Additional changes or threatened changes in U.S. trade measures have affected and may continue to affect trade involving many countries, including Mexico, Canada, Taiwan, the People’s Republic of China, the United Kingdom, South Korea, Japan, and the member countries of the European Union. The U.S. Supreme Court’s ruling that IEEPA does not authorize tariffs has created substantial uncertainty regarding existing trade agreements negotiated under the prior tariff regime. On January 15, 2026, the United States and Taiwan signed a trade agreement that provides preferential tariff treatment for Taiwanese semiconductor companies investing in U.S. manufacturing capacity, which may affect competitive dynamics in the semiconductor industry. Any trade measure against Taiwan, which is a major hub for global semiconductor manufacturing, may specifically target imports of semiconductor products, which, if imposed, could seriously and negatively affect SEALSQ’s business and the U.S. economy overall. Countries that do not reach satisfactory agreements may face the imposition of broader tariffs on semiconductors and derivative products. The materials subject to these trade measures may impact the cost or availability of raw materials used by SEALSQ’s suppliers or in its customers’ products. SEALSQ cannot predict the evolving trade policies, but the imposition of trade measures by the U.S. on a broader range of imports, or further retaliatory trade measures taken in response to additional U.S. trade measures, could increase costs in its supply chain or reduce demand for SEALSQ’s customers’ products, either of which could adversely affect its results of operations. Any increase in trade-related costs associated with such measures may impair the profitability of international production, may strain SEALSQ’s suppliers’ ability to reliably provide inputs necessary to produce these items, and may otherwise affect its partners’ abilities to provide its products at previously contracted prices. SEALSQ’s business and financial results could be negatively affected as a result.

SEALSQ face many risks associated with its international expansion, including geopolitical tensions, trade barriers, payment delays and currency failures.

SEALSQ is continuing to expand its operations into additional international markets. The expansion into international markets may cause difficulties because of distance, as well as language and cultural differences. Other risks related to international operations include fluctuations in currency exchange rates, difficulties arising from staffing and managing foreign operations, legal and regulatory requirements of different countries, and overlapping or differing tax laws. Management cannot assure that it will be able to market and operate its services successfully in foreign markets, select appropriate markets to enter, open new offices efficiently or manage new offices profitably.

Offering SEALSQ’s services in a new geographical area also poses geopolitical risks. For example, export and import of cryptographic technologies is subject to sanctions, and national import and export restrictions. Changes in these restrictions due to geopolitical tensions may significantly harm its business.

As a result of these obstacles, SEALSQ may find it impossible or prohibitively expensive to enter additional markets, or its entry into foreign markets could be delayed, which could hinder its ability to grow its business.

Business practices in the global markets that SEALSQ serves may differ and may require SEALSQ to include non-standard terms in customer contracts, such as extended payment or warranty terms. To the extent that it enters into customer contracts that include non-standard terms related to payment, warranties or performance obligations, its results of operations may be adversely impacted.

Additionally, SEALSQ’s global sales and operations are subject to a number of risks, including the following:

●	difficulty in enforcing contracts and managing collections, as well as long collection periods;
●	costs of doing business globally, including costs incurred in maintaining office space, securing adequate staffing and localizing SEALSQ’s contracts;
●	management communication and integration problems resulting from cultural and geographic dispersion;
●	risk of unexpected changes in regulatory practices, tariffs, tax laws and treaties;
●	compliance with anti-bribery laws;
●	heightened risk of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact financial results, and give rise to restatements of, or irregularities in, financial statements;
●	social, economic and political instability, terrorist attacks and security concerns in general;
●	reduced or uncertain protection of intellectual property rights in some countries; and
●	potentially adverse tax consequences.

These factors could harm SEALSQ’s ability to generate future global revenues and, consequently, materially impact its business, results of operations and financial condition.

SEALSQ’s use of artificial intelligence may adversely affect its business operations, products, or financial results, and expose it to evolving legal, regulatory, technological, and operational risks.

SEALSQ utilizes artificial intelligence (“AI”) technologies in several aspects of its business, including the development and enhancement of its software services, and the protection of its products against advanced cyberattacks. AI is also a core component of SEALSQ’s strategic initiatives, including the development of AI identity frameworks and the integration of AI capabilities into its existing software platforms and services, post-quantum secure semiconductors and RISC-V-based platforms.

While AI offers potential benefits in product innovation, design efficiency, and security enhancement, its use of AI exposes SEALSQ to a wide range of risks, many of which are difficult to predict given the rapid pace of AI technological advancements and the limited historical experience with AI deployments in semiconductor design and security-critical applications. There can be no assurance that SEALSQ’s AI-enabled products and services will achieve the desired performance improvements, security benefits, or cost efficiencies. In some cases, AI implementation may introduce new design flaws, security vulnerabilities, or operational inefficiencies that could adversely affect product functionality, customer trust, or market acceptance.

Utilizing AI may expose SEALSQ to additional intellectual property, cybersecurity, operational, and technological risks, as the technologies underlying AI and its use are subject to a variety of laws, including intellectual property, privacy, and consumer protection. SEALSQ is also subject to increasing legal, regulatory, and ethical scrutiny regarding its use of AI. In particular, the SEC and other global regulatory bodies are actively reviewing corporate disclosures and governance practices related to AI usage. New or expanded laws, regulations, and industry standards governing AI transparency, accountability, explainability, ethical use, bias prevention, privacy, or security could impose additional compliance obligations on SEALSQ. Such obligations could require SEALSQ to modify, restrict, or discontinue certain AI-enabled functionalities, leading to increased development costs, reduced product performance, or delays in product releases.

Furthermore, shifting public perception and heightened regulatory focus on the ethical implications of AI, particularly in relation to AI-assisted cybersecurity, government surveillance, and supply chain security, could negatively affect demand for SEALSQ’s products, limit the markets in which SEALSQ can operate, or expose it to reputational harm.

The technologies underlying AI are inherently complex, rapidly evolving, and subject to a high degree of uncertainty. As a result, SEALSQ cannot predict all of the legal, regulatory, operational, technological, or ethical risks associated with the use of AI in its products and operations. If SEALSQ is unable to effectively manage AI-related risks, its business, reputation, financial condition, and results of operations could be materially and adversely affected.

SEALSQ’s strategic initiatives relating to embedded security and post-quantum cryptography as foundational pillars of “Physical AI” may not achieve market acceptance or technological viability and are subject to significant risks and uncertainties.

Physical AI refers to artificial intelligence systems that interact with and operate in the physical world, such as robotics, autonomous vehicles, and AI-enabled connected devices. SEALSQ technology is particularly relevant to secure Physical AI, and is targeting this market as potential of growth. Accordingly, SEALSQ has started discussion with robotics providers and technology providers who are already present on this market, in order to use them as channels. The successful execution of this strategy depends on SEALSQ’s ability to develop and commercialize secure semiconductors, RISC-V-based platforms, and post-quantum cryptographic solutions capable of being deployed at scale in connected and AI-enabled devices. These technologies are complex and may require significant additional development, validation, and certification, particularly as post-quantum standards continue to evolve and implementation in constrained hardware environments may create performance, integration, or cost challenges. SEALSQ’s execution also depends on third-party foundries, supply chain partners, and broader ecosystem adoption, which are outside its control. If SEALSQ is unable to deliver commercially viable products on expected timelines, or if market adoption develops more slowly than anticipated, its business, reputation, and results of operations could be materially and adversely affected.

Integration of IC’Alps into SEALSQ’s business may be unsuccessful or may not generate the anticipated synergies, operational efficiencies, or financial benefits, which could materially and adversely affect SEALSQ’s business, results of operations, and cash flows.

Successfully integrating IC’Alps requires the consolidation of engineering teams and leadership, alignment of product roadmaps, harmonization of processes and internal controls, integration of IT systems, migration to SEALSQ’s quality, security, and certification frameworks, and coordination of sales, pricing, and contract terms. If SEALSQ is unable to integrate these functions effectively, on schedule, and within budget, it may fail to realize expected cost savings, revenue synergies, design-win acceleration, or margin improvements, and SEALSQ’s operating expenses could increase without a corresponding growth in revenue.

Realizing anticipated commercial benefits depends on SEALSQ’s ability to cross-sell and co-develop offerings that combine IC’Alps’s ASIC services with its security IP, secure elements, and trust services. Customers may not adopt combined solutions at the pace or volumes SEALSQ expects, may require additional custom features, or may prefer incumbent providers. Differences in business models and revenue recognition, heightened execution risks, project scope changes, cost overruns, yield shortfalls, schedule slippage, or acceptance delays could reduce or defer revenue, compress margins, and increase working capital needs. In addition, any failure to meet performance, confidentiality, IP ownership, or delivery commitments under IC’Alps contracts could expose SEALSQ to liquidated damages, penalties, or indemnity claims and damage its reputation.

Integration also introduces operational, legal, and compliance risks, including with respect to cybersecurity and data protection, export controls and technology transfer, contractual assignment and change-of-control consents, maintenance of effective disclosure controls and procedures, and internal control over financial reporting across a larger and more complex organization.

If SEALSQ is unable to successfully integrate IC’Alps and achieve the expected benefits in the time frames anticipated, or at all, its revenue, margins, and cash flows could be significantly below SEALSQ’s expectations, and its competitive position could be harmed.

SEALSQ’s QSOC initiative depends exclusively on WISeSat for orbital capacity and related operational services, and any failure to finalize acceptable arrangements with WISeSat or obtain the contemplated capacity and services could materially delay or impair SEALSQ’s ability to develop, test, validate, and commercialize QSOC.

SEALSQ’s Quantum Spatial Orbital Cloud, or QSOC, initiative currently depends exclusively on WISeSat as the provider of the orbital capacity and related operational services contemplated by the parties. If SEALSQ is unable to finalize the contemplated arrangements with WISeSat on acceptable terms, if WISeSat is unable or unwilling to provide the contemplated capacity and services, if the service specifications are not agreed, or if the arrangement does not evolve into a commercially viable service offering within the expected timeframe, SEALSQ’s ability to develop, test, validate and commercialize QSOC may be materially delayed or impaired.

Assertions by third parties of infringement or other violations by SEALSQ of their intellectual property rights could harm its business, operating results, and financial condition.

Third parties may assert that SEALSQ has infringed, misappropriated, or otherwise violated their copyrights, patents, and other intellectual property rights, and, as it faces increasing competition, the possibility of intellectual property rights claims against SEALSQ grows.

SEALSQ’s ability to provide its services is dependent upon its ability to license intellectual property rights, including to semiconductor designs. Various laws and regulations govern the copyright and other intellectual property rights associated with semiconductor design and cryptographic algorithms. Existing laws and regulations are evolving and subject to different interpretations, and various legislative or regulatory bodies may expand current or enact new laws or regulations. Although SEALSQ expends significant resources to seek to comply with the statutory, regulatory, and judicial frameworks by, for example, entering into license agreements, it cannot assure you that it is not infringing or violating any third-party intellectual property rights, or that SEALSQ will not do so in the future.

Moreover, for its semiconductor solutions, SEALSQ relies on multiple hardware designers, and firmware and software programmers to design its proprietary technologies. Although it make every effort to prevent the incorporation of licenses that would require SEALSQ to disclose code and/or innovations in its products, SEALSQ does not exercise complete control over the development efforts of its developers, and it cannot be certain that its developers have not used designs or software that is subject to such licenses or that they will not do so in the future. In the event that portions of its proprietary technology are determined to be subject to licenses that require SEALSQ to publicly release the affected portions of its semiconductor design and source code, re-engineer a portion of its technologies, or otherwise be limited in the licensing of its technologies, SEALSQ may be forced to do so, each of which could materially harm its business, operating results, and financial condition.

SEALSQ is dependent upon its parent company and other members of the WISeKey Group for the provision of certain services.

SEALSQ is currently dependent upon its parent company and other members of the WISeKey Group for the provision of certain services, including certain financial, legal and Information Technology support. SEALSQ has entered into certain service agreements with its parent company under the terms of which certain members of staff and associated resources of WISeKey will be required to carry out certain tasks and duties on behalf of SEALSQ. Under the terms of the service agreements, WISeKey agrees to provide these services to SEALSQ on a cost-plus basis and WISeKey will regularly invoice SEALSQ for the associated costs of providing these services. However, if WISeKey were to no longer carry out these roles then SEALSQ would be required to appoint the appropriate C-suite staff and build out its own support functions which may lead to additional costs and a loss of expertise in the short-term.

Financial Risks

SEALSQ has a history of losses and may not achieve profitability in the future.

SEALSQ has invested substantial amounts of financial resources so far on its acquisitions, brand technology and market position. As at December 31, 2025, SEALSQ had, on a consolidated level, an accumulated cumulative deficit of USD 76,107,000.00, compared to USD 41,913,000.00 as at December 31, 2024. In the past, SEALSQ made significant investments in its operations which have not resulted in corresponding revenue growth and, as a result, increased its losses. SEALSQ expects to make significant future investments to support the further development and expansion of its business and these investments may not result in increased revenue or growth on a timely basis or at all.

SEALSQ may also incur significant losses in the future for a number of reasons, including slowing demand for its products and services, increasing competition, weakness in the software and security industries generally, as well as other risks described herein, and SEALSQ may encounter unforeseen expenses, difficulties, complications and delays, and other unknown factors. If SEALSQ incurs losses in the future, it may not be able to reduce costs effectively because many of SEALSQ’s costs are fixed. In addition, to the extent that SEALSQ reduces variable costs to respond to losses, this may affect its ability to attract customers and grow its revenues. Accordingly, SEALSQ may not be able to achieve or maintain profitability and SEALSQ may continue to incur significant losses in the future.

SEALSQ’s operating results can vary significantly due to the impairment of goodwill and other tangible and intangible assets due to changes in the business environment.

SEALSQ’s operating results can also vary significantly due to impairments of intangible assets, including goodwill, and other fixed assets. As at December 31, 2025, the value of SEALSQ’s goodwill as recorded on its balance sheet was USD 5,656,000.00 and the value of acquired technologies and other intangible assets was USD 20,953,000.00, net of impairment and amortization. Because the market for SEALSQ’s products is characterized by rapidly changing technologies, its future cash flows may not support the value of goodwill and other intangibles recorded in its consolidated financial statements. According to U.S. GAAP, SEALSQ is required to annually test its recorded goodwill and indefinite-lived intangible assets, if any, and to assess the carrying values of other intangible assets when impairment indicators exist. As a result of such tests, SEALSQ could be required to book impairment charges in its statement of operations if the carrying value is greater than the fair value. The amount of any potential impairment is not predictable.

Factors that could trigger an impairment of such assets include, but are not limited to, the following:

●	underperformance relative to projected future operating results;
●	negative industry or economic trends, including changes in borrowing rates or weighted average cost of capital;
●	applicable tax rates;
●	changes in working capital;
●	the market multiples utilized in SEALSQ’s fair value calculations;
●	changes in the manner or use of the acquired assets or the strategy for SEALSQ’s overall business; and
●	changes in SEALSQ’s organization or management reporting structure, which could require greater aggregation or disaggregation in its analysis by reporting unit and potentially alternative methods/ assumptions of estimating fair values.

Any potential future impairment, if required, could have a material adverse effect on SEALSQ’s business, financial condition and results of operations.

SEALSQ is exposed to risks associated with acquisitions and investments.

SEALSQ may in the future make acquisitions of, or investments in, existing companies or existing or new businesses. Acquisitions and investments involve numerous risks that vary depending on their scale and nature, including, but not limited to:

●	diversion of management’s attention from other operational matters;
●	inability to complete proposed transactions as anticipated or at all (and any ensuing obligation to pay a termination fee or other costs and expenses);
●	the possibility that the acquired business will not be successfully integrated or that anticipated cost savings, synergies or other benefits will not be realized;
●	the acquired business or strategic partnership may lose market acceptance or profitability;
●	a decrease in SEALSQ’s cash or an increase in its indebtedness, including security interests that may have to be constituted as part of the acquisition indebtedness, may limit its ability to access additional capital when needed;
●	failure to commercialize purchased technologies, intellectual property rights or partnered solutions;
●	initial dependence on unfamiliar supply chains or relatively small supply partners;
●	inability to obtain and protect intellectual property rights in key technologies;
●	incurrence of unexpected liabilities; and
●	loss of key personnel and clients or customers of acquired businesses.

In addition, if SEALSQ is unsuccessful at integrating such acquisitions or the technologies associated with such acquisitions, its revenues and results of operations could be adversely affected. Any integration process may require significant time and resources, and SEALSQ may not be able to manage the process successfully. SEALSQ may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges. SEALSQ may have to pay cash, incur debt or issue equity securities to pay for any such acquisition, each of which could adversely affect its financial condition. The sale of equity or incurrence of debt to finance any such acquisitions could result in dilution to its shareholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede SEALSQ’s ability to manage its operations.

SEALSQ may need additional capital in the future and it may not be available on terms favorable for it or at all.

Although SEALSQ has raised significant capital during 2024, 2025 and 2026 to date, SEALSQ may require additional capital in the future to do, among other things, the following:

●	enhance and expand the range of products and services it offers;
●	respond to potential strategic opportunities, such as investments, acquisitions and expansions; and
●	fund SEALSQ’s operations.

SEALSQ’s ability to obtain external financing in the future is subject to a variety of uncertainties, including: (i) SEALSQ’s financial condition, results of operations and cash flows, and (ii) general market conditions for financing activities.

The terms of available financing may also restrict SEALSQ’s financial and operating flexibility. If adequate funds are not available on acceptable terms, SEALSQ may be forced to reduce its operations or delay, limit or abandon expansion opportunities. Moreover, even if SEALSQ is able to continue its operations, the failure to obtain additional financing could have a material adverse effect on its business, financial condition and results of operations.

SEALSQ is a holding company with no direct cash generating operations and which relies on its subsidiaries to provide it with funds necessary to pay dividends to shareholders.

SEALSQ is a holding company with no significant assets other than the equity interests in its subsidiaries. SEALSQ’s subsidiaries own substantially all the rights to its revenue streams. SEALSQ has no legal obligation to, and may not, declare dividends or other distributions on its shares. SEALSQ’s ability to pay dividends to its shareholders depends on its ability to satisfy a solvency test under the BVI Act and its Articles, which will depend on the performance of its subsidiaries and their ability to distribute funds to SEALSQ. Under the BVI Act, a company satisfies the solvency test if the value of the company’s assets exceeds its liabilities and the company is able to pay its debts as they fall due (the “BVI Solvency Test”).

The ability of a subsidiary to make distributions to SEALSQ could be affected by a claim or other action by a third party, including a creditor, or by laws which regulate the payment of dividends by companies. In addition, the subsidiaries’ ability to distribute funds to SEALSQ depends on, among other things, the availability of sufficient legally distributable profit of such subsidiaries. SEALSQ cannot offer any assurance that legally distributable profit or reserves from capital contributions will be available in any given financial year.

Even if the BVI Solvency Test can be met, SEALSQ may not be able to pay a dividend or a distribution for a variety of reasons. Payment of future dividends and other distributions will depend on SEALSQ’s liquidity and cash flow generation, financial condition and other factors, including regulatory and liquidity requirements, as well as tax and other legal considerations.

Legal Risks

Claims, litigation, government investigations, and other proceedings may adversely affect SEALSQ’s business and results of operations

SEALSQ faces a variety of potential claims, lawsuits, investigations, and other legal proceedings across different areas, such as intellectual property, taxes, labor, privacy, data security, consumer protection, commercial disputes, and more, involving both its own operations and those of third parties. These proceedings can negatively impact SEALSQ due to legal expenses, disruption of operations, diversion of management attention, adverse publicity, and other factors. The outcomes of these matters are uncertain and come with significant risks. Assessing potential losses and establishing legal reserves involves judgment and may not fully capture all uncertainties and unpredictable outcomes. Until these matters are resolved, SEALSQ may face losses beyond what is currently recorded, which could be significant. Changes or inaccuracies in its estimates and assumptions could materially affect its business or financial results.

Employment laws in some of the countries in which SEALSQ operates are relatively stringent.

As of December 31, 2025, SEALSQ had employees located in the United States, in France and other countries and regions. In some of the countries in which it operates, employment laws may grant significant job protection to employees, including rights on termination of employment and setting maximum number of hours and days per week that a particular employee is permitted to work. In addition, in certain countries in which it operates, SEALSQ is or may be required to consult and seek the advice of employee representatives and/or unions. These laws, coupled with the requirement to consult with any relevant employee representatives and unions, could impact its ability to react to market changes and the needs of SEALSQ’s business.

SEALSQ may incur fines or penalties, damage to its reputation or other adverse consequences if its employees, agents or business partners violate, or are alleged to have violated, anti-bribery, competition or other laws.

SEALSQ’s internal controls may not always protect SEALSQ from reckless or criminal acts committed by its employees, agents or business partners that would violate BVI, U.S. or other laws, including anti-bribery, competition, trade sanctions and regulations and other related laws. Any such improper actions could subject SEALSQ to administrative, civil or criminal investigations in the competent jurisdictions, could lead to substantial civil or criminal monetary and non-monetary penalties against SEALSQ or its subsidiaries, and could damage its reputation. Even the allegation or appearance of SEALSQ’s employees, agents or business partners acting improperly or illegally could damage SEALSQ’s reputation and result in significant expenditures in investigating and responding to such actions.

SEALSQ could be subject to litigation that, if not resolved in its favor and not sufficiently insured against, could have a material adverse effect on the SEALSQ Group

As SEALSQ continues to expand products, partnerships, sales and distribution, the risk of being involved in legal proceedings will invariably increase. Legal proceedings, especially when involving intellectual property rights and product liability, may have material adverse effects on SEALSQ’s financial condition, results of operations and cash flows.

Risks related to the proposed redomiciliation of SEALSQ’s controlling shareholder

SEALSQ’s controlling shareholder, WISeKey, has announced its intention to change its place of incorporation from Switzerland to the British Virgin Islands through a proposed cross-border merger. Although SEALSQ Corp is not a party to the proposed redomiciliation and does not expect to change its own place of incorporation or listing as a result of the transaction, the redomiciliation of its controlling shareholder could have adverse legal, regulatory and governance consequences for SEALSQ.

The proposed redomiciliation is subject to shareholder approval, regulatory approvals and other customary conditions, and there can be no assurance that it will be completed on the anticipated timeline or at all. Any delays, challenges or failure to complete the redomiciliation could result in legal disputes, regulatory scrutiny or adverse market perception affecting WISeKey, which could in turn negatively impact SEALSQ due to its status as a controlled subsidiary.

If completed, the redomiciliation would result in WISeKey being governed by the laws of the British Virgin Islands rather than Swiss law. Differences between Swiss law and British Virgin Islands law relating to corporate governance, shareholder rights, disclosure obligations and fiduciary duties could give rise to uncertainty, disputes or claims involving WISeKey, including claims brought by shareholders or regulators. Any such disputes, investigations or proceedings involving WISeKey could result in reputational harm, management distraction or legal costs for SEALSQ, or could adversely affect its relationship with its controlling shareholder, its access to capital markets or investor confidence in SEALSQ.

In addition, changes in WISeKey’s jurisdiction of incorporation or regulatory profile could affect contractual arrangements, regulatory filings, tax positions or compliance obligations applicable to SEALSQ as part of the WISeKey group, and could result in additional legal or compliance costs or the need to modify existing governance, disclosure or reporting practices.

Risks Related to Taxation

If a United States person is treated as owning at least 10% of SEALSQ’s shares, including constructively through the ownership of convertible securities, or if SEALSQ or one of SEALSQ’s non-U.S. subsidiaries is or becomes a controlled foreign corporation (“CFC”), there could be materially adverse U.S. federal income tax consequences to a United States person treated as owning at least 10% of SEALSQ’s shares, including constructively through the ownership of convertible securities.

If a U.S. investor owns or is treated as owning (indirectly or constructively, including constructively through the ownership of convertible securities) at least 10% of the total value or voting power of SEALSQ’s shares, such investor generally will be treated as a “United States shareholder” with respect to each “controlled foreign corporation,” or CFC, in SEALSQ’s group, if any. A non-U.S. corporation generally will be a CFC if United States shareholders own, directly, indirectly or constructively, more than 50% of the total value or total combined voting power of such corporation.

A United States shareholder of a CFC is generally required to report annually and include in its U.S. federal taxable income its pro rata share of “subpart F income,” “net controlled foreign corporation tested income” (known as “global intangible low-taxed income” before changes to the Code introduced in 2025) and investments in U.S. property by the controlled foreign corporation, regardless of whether it makes any distribution of that income. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. Any such U.S. holder who is an individual generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a U.S. corporation.

SEALSQ cannot provide any assurance that SEALSQ will assist investors in determining whether SEALSQ or any of SEALSQ’s non-U.S. subsidiaries is treated as a CFC or whether any investor is treated as a United States shareholder with respect to any such CFC or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. U.S. holders should consult their tax advisers regarding the potential application of these rules to their investment in SEALSQ’s shares.

There is substantial uncertainty regarding SEALSQ’s status as a passive foreign investment company, or PFIC, for its 2025 taxable year and there is a significant risk that SEALSQ could be a PFIC in 2026 and possibly future taxable years.

Under the Code, generally a non-U.S. corporation is a passive foreign investment company (“PFIC”) for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. Cash and cash-equivalents generally are passive assets for these purposes, and digital assets are likely to be passive assets for these purposes as well. Goodwill and other unbooked intangible assets (the value of which may be determined by reference to the excess of the sum of a corporation’s market capitalization and liabilities over the value of its book assets) are active to the extent attributable to activities that produce or are intended to produce active income.

There is substantial uncertainty regarding SEALSQ’s PFIC status for 2025. SEALSQ held, and continues to hold, a substantial amount of passive assets, including cash. Therefore, SEALSQ’s PFIC status for 2025, and likely for the current and future taxable years, depends on the value of its goodwill and other intangible assets. SEALSQ has not obtained, and does not intend to obtain, valuations of SEALSQ’s goodwill and other intangible assets. However, the average value of SEALSQ’s assets (including goodwill and other intangible assets) for 2025 is determined, in large part, by reference to the market value of SEALSQ’s Ordinary Shares, which has fluctuated substantially over time. Moreover, the determination of whether SEALSQ is a PFIC for any taxable year requires the application of principles and methodologies that in some circumstances are unclear. In particular, PFIC’s status for 2025 is uncertain because, among other things, the law applicable to determining whether SEALSQ’s goodwill is categorized as an asset that produces active or passive income is subject to varying interpretations.

There is also a significant risk that SEALSQ could be a PFIC in 2026 and possibly future taxable years. Whether SEALSQ is a PFIC for the current or any future year is a fact-intensive determination that can only be determined after the close of the taxable year and will depend on the composition of its income and assets and the value of its assets from time to time during the year. SEALSQ currently holds a significant amount of cash and other liquid assets, and so the composition of SEALSQ’s income and assets will be affected by how, and how quickly, SEALSQ uses its liquid assets. If SEALSQ deploys significant amounts of cash and investments for active purposes, SEALSQ may be less likely to be classified as a PFIC for the current or future taxable years. SEALSQ’s PFIC status for any taxable year may also be largely driven by the market value of SEALSQ’s Ordinary Shares, which could continue to be volatile. Accordingly, there is a significant risk that SEALSQ could be a PFIC for 2026 and possibly for future taxable years.

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

The Company could be required to comply with economic substance requirements in the British Virgin Islands.

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

Entities which are tax resident outside of the British Virgin Islands (as SEALSQ is), provided they are not tax resident in a country included in Annex I to the European Union list of non-cooperative jurisdictions for tax purposes (which SEALSQ is not), are not required to have economic substance in the British Virgin Islands, regardless of the activity they are conducting.

If SEALSQ’s tax status changes and it is conducting any “relevant activities” or if the scope of the relevant statute is changed by subsequent legislation, it may be required to increase its substance in the British Virgin Islands, which could result in additional costs that could adversely affect its financial condition or results of operations. If SEALSQ was required to satisfy economic substance requirements in the British Virgin Islands, but failed to do so, it could face spontaneous disclosure to competent authorities in the EU of the information filed by the entity with the BVI International Tax Authority and the BVI Financial Investigation Agency in connection with the economic substance requirements and SEALSQ’s beneficial and legal ownership and may also face financial penalties, restriction or regulation of SEALSQ’s business activities and/or may be struck off or liquidated as a registered entity in the British Virgin Islands.

The French tax authorities may determine that SEALSQ is not a Swiss tax resident.

SEALSQ believes that it is and will remain a Swiss resident company for tax purposes and that SEALSQ will benefit from the France-Switzerland double tax treaty when dividend and interest payments are made by SEALSQ France to SEALSQ Corp. Additionally, any payments of dividends and interest to SEALSQ would be made into a bank account that is located in Switzerland and would not be subsequently rewired to a bank account located in the BVI (or any other blacklisted jurisdiction).

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

A change in tax laws, treaties or regulations, or their interpretation, of any country in which SEALSQ operates, could result in a higher tax rate on its earnings, which could result in a significant negative impact on its earnings and cash flows from operations.

SEALSQ operates in various jurisdictions. Consequently, it is subject to changes in applicable tax laws, treaties or regulations in the jurisdictions in which it operates, which could include laws or policies directed toward companies organized in jurisdictions with low tax rates. A material change in the tax laws or policies, or their interpretation, of any country in which it has significant operations, or in which SEALSQ is incorporated or resident, could result in a higher effective tax rate on its worldwide earnings and such change could be significant to its financial results.

Risk Related to SEALSQ’s Corporate Structure

As a “foreign private issuer” (within the meaning of the U.S. Securities Act) SEALSQ is entitled to claim exemptions from certain Nasdaq corporate governance standards, and, if it elected to rely on these exemptions, you may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

As a foreign private issuer, SEALSQ is permitted to, and it does, rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of its Ordinary Shares.

SEALSQ is exempted from certain corporate governance requirements of Nasdaq by virtue of being a foreign private issuer. SEALSQ is required to provide a brief description of the significant differences between its corporate governance practices and the Nasdaq corporate governance practices required to be followed by domestic U.S. companies listed on Nasdaq. The standards applicable to SEALSQ are considerably different from the standards applied to domestic U.S. issuers. For instance, SEALSQ is not required to:

●	have a majority of the board of directors be independent (although all of the members of the audit committee must be independent under the Securities Exchange Act);
●	have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors; or
●	have regularly scheduled executive sessions with only independent directors.

SEALSQ has relied on and intends to continue to rely on some of these exemptions. As a result, you may not be provided with the benefits of certain corporate governance requirements of Nasdaq.

As a “foreign private issuer” and, as a result, SEALSQ is subject to reduced requirements with respect to the reporting of financial statements and other material events to SEALSQ’s shareholders and the SEC.

As a foreign private issuer, SEALSQ is exempt from, among other things, the rules prescribing the furnishing and content of proxy statements under the Exchange Act. In addition, its executive officers and directors and principal shareholders are exempt from the short-swing profit and recovery provisions contained in Section 16 of the Exchange Act, and its principal shareholders are also exempt from the reporting requirements contained in Section 16 of the Exchange Act. SEALSQ is also not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic U.S. companies with securities registered under the Exchange Act. As a result, SEALSQ’s shareholders may be afforded less protection than they would under the Exchange Act rules applicable to domestic U.S. companies.

SEALSQ may lose its foreign private issuer status, which would then require SEALSQ to comply with the Exchange Act’s domestic reporting regime and cause it to incur significant legal, accounting and other expenses.

As a foreign private issuer, SEALSQ is not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In order to maintain SEALSQ’s current status as a foreign private issuer, either (a) a majority of its Ordinary Shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of its executive officers or directors may not be United States citizens or residents, (ii) more than 50 percent of its assets cannot be located in the United States and (iii) its business must be administered principally outside the United States. These criteria are tested annually. If SEALSQ lost this status, it would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. SEALSQ may also be required to make changes in its corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to SEALSQ under U.S. securities laws if it is required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost SEALSQ would incur as a foreign private issuer. As a result, SEALSQ expects that a loss of foreign private issuer status would increase its legal and financial compliance costs and would make some activities highly time-consuming and costly. SEALSQ also expects that if it were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for SEALSQ to obtain director and officer liability insurance, and SEALSQ may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for SEALSQ to attract and retain qualified members of its board of directors.

SEALSQ is a “controlled company” as defined under the Nasdaq corporate governance rules. As a result, it qualifies for, and intends to rely on, exemptions from certain corporate governance requirements that would otherwise provide protection to shareholders of other companies.

SEALSQ is a “controlled company” as defined under the Nasdaq corporate governance rules because WISeKey owns more than 50% of its total voting power. For so long as it remains a controlled company, SEALSQ may rely on certain exemptions from the corporate governance rules, including the rule that its board of directors be comprised of a majority of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Even if SEALSQ ceases to be a controlled company, it may still rely on exemptions available to foreign private issuers, including being able to adopt home country practices in relation to corporate governance matters.

SEALSQ will likely not pay dividends in the foreseeable future.

The dividend policy is subject to the discretion of SEALSQ’s board of directors and will depend on, among other things, its earnings, financial condition, capital requirements and other factors. There is no assurance that its board of directors will declare dividends even if SEALSQ is profitable. Under BVI law, SEALSQ may only pay dividends if it satisfies the BVI Solvency Test, being that SEALSQ’s assets must exceed its liabilities and it must be able to pay its debts as they fall due.

As the rights of shareholders under British Virgin Islands law differ from those under U.S. law, you may have fewer protections as a shareholder.

SEALSQ’s corporate affairs are governed by its Articles, the BVI Act and the common law of the British Virgin Islands. The rights of shareholders to take legal action against its directors, actions by minority shareholders and the fiduciary responsibilities of its directors under British Virgin Islands law are governed by the BVI Act and the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from the common law of England and the wider Commonwealth, which has persuasive, but not binding, authority on a court in the British Virgin Islands. Decisions of the Judicial Committee of the Privy Council are binding on courts in the British Virgin Islands. The rights of SEALSQ’s shareholders and the fiduciary responsibilities of its directors under British Virgin Islands law are largely codified in the BVI Act, but are potentially not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. As a result of all of the above, holders of SEALSQ’s shares may have more difficulty in protecting their interests through actions against its management, directors or major shareholders than they would as shareholders of a U.S. company.

British Virgin Islands companies may not be able to initiate shareholder derivative actions in the United States, thereby depriving shareholders of the ability to protect their interests.

Shareholders of British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States as issues of standing and demand are generally determined by the law of the place of incorporation. Shareholders of a British Virgin Islands company could, however, bring a derivative action in the British Virgin Islands courts, and there is a clear statutory right to commence such derivative claims under Section 184C of the BVI Act, but only with the leave of the court. Leave will typically be granted only where the court is satisfied, among other things, that the applicant is acting in good faith and that it is in the interests of the company that the claim be brought. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce against SEALSQ judgments of courts in the United States based on certain liability provisions of U.S. securities laws, and to impose liabilities against SEALSQ, in original actions brought in the British Virgin Islands, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue SEALSQ successfully, they may not be able to recover anything to make up for the losses suffered.

The laws of the British Virgin Islands may provide less protection for minority shareholders than those under U.S. law, so minority shareholders may have less recourse than they would under U.S. law if the shareholders are dissatisfied with the conduct of SEALSQ’s affairs.

Under the laws of the British Virgin Islands, the rights of minority shareholders are protected by provisions of the BVI Act dealing with shareholder remedies and other remedies available under common law (in tort or contractual remedies). The principal protection under statutory law is that shareholders may bring an action to enforce the constitutional documents of the SEALSQ (i.e., its Articles) as shareholders are entitled to have the affairs of SEALSQ conducted in accordance with the BVI Act and the memorandum and articles of association of SEALSQ. A shareholder may also bring an action under statute if they feel that the affairs of the company have been or will be carried out in a manner that is unfairly prejudicial, discriminating, or oppressive to them. The BVI Act also provides for certain other protections for minority shareholders, including in respect of investigation of the company and inspection of SEALSQ books and records. There are also common law rights for the protection of shareholders that may be invoked, largely dependent on English common law, since the common law of the British Virgin Islands for business companies is limited.

The Company is not subject to the supervision of the BVI Financial Services Commission, and so the shareholders are not protected by any regulatory inspections by the BVI Financial Services Commission in the BVI.

SEALSQ is not an entity subject to any regulatory supervision in the BVI by the BVI Financial Services Commission. As a result, SEALSQ’s shareholders are not protected by any regulatory supervision or inspections by any regulatory agency in the BVI, and SEALSQ is not required to observe any restrictions in respect of conduct save as disclosed in this report, its Articles, or the BVI Act.

It may be difficult to enforce service of process and judgments against SEALSQ and its officers and directors.

SEALSQ is incorporated under the laws of the British Virgin Islands and its principal executive offices are located outside the United States. Most of SEALSQ’s directors and officers and those of its subsidiaries are residents of countries other than the United States. Substantially all of its subsidiaries’ assets and a substantial portion of the assets of its directors and officers are located outside the United States. As a result, it may be difficult or impossible for United States investors to effect service of process within the United States upon SEALSQ, its directors or officers, its subsidiaries or to realize against SEALSQ or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

BVI Regulatory Environment

SEALSQ is currently a non-operating business and as such it does not have any industry-specific regulators or regulations that it needs to comply with in the BVI. As a BVI business company limited by shares, SEALSQ is regulated by the laws of the British Virgin Islands, and principally by the corporate law of the BVI which is contained in the BVI Act. The BVI does not distinguish between public and private companies. SEALSQ is also governed by the BVI Insolvency Act (Revised Edition 2020) and the laws and regulations of the BVI which pertain to economic substance and beneficial ownership, as well as common law.

Risks Relating to SEALSQ’s Ordinary Shares

SEALSQ’s Ordinary Shares were not publicly traded before the completion of the Spin-Off Distribution on May 23, 2023. While an active trading market currently exists, such a market may not be maintained and therefore it may not provide you with adequate liquidity for SEALSQ’s Ordinary Shares.

Before the Spin-Off Distribution, which was completed on May 23, 2023, there was no public market for SEALSQ’s Ordinary Shares. As of December 31, 2025, WISeKey and its affiliates, including Mr. Carlos Moreira, held 3.75% of the Ordinary Shares and WISeKey held 99.99% of the Class F Shares, which together mean they held approximately 51.86% of the voting rights of SEALSQ, and this concentration of ownership could make it less likely that an active and liquid trading market for its Ordinary Shares be maintained on Nasdaq.

Although SEALSQ’s Ordinary Shares are listed on the Nasdaq Global Select Market the market for its Ordinary Shares has demonstrated varying levels of trading activity. The current level of trading may not be sustained in the future. The lack of an active market for SEALSQ’s Ordinary Shares may impair investors’ ability to sell their Ordinary Shares at the time they wish to sell them or at a price that they consider reasonable, may reduce the fair market value of their Ordinary Shares and may impair SEALSQ’s ability to raise capital to continue to fund operations by selling Ordinary Shares and may impair its ability to acquire additional assets by using its Ordinary Shares as consideration.

SEALSQ may experience extreme share price volatility unrelated to its actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of its Ordinary Shares.

The U.S. stock market has witnessed instances of extreme stock price run-ups followed by rapid price declines, particularly among newly public companies. In many instances, such volatility has appeared disconnected from the issuers’ operational performance and financial condition. While market fluctuations are an inherent risk for publicly traded companies, such volatility could distort the market perception of SEALSQ’s share price and financial performance, potentially affecting the liquidity of its Ordinary Shares.

Further, if the trading volumes of SEALSQ’s Ordinary Shares are low, shareholders may face difficulties in liquidating their investments or may be forced to sell at unfavorable prices. As a result, investors may experience losses on their investment in its Ordinary Shares, and its ability to access capital markets could be adversely affected.

If securities or industry analysts do not publish research or reports about SEALSQ’s business, or publish negative reports about its business, its share price and trading volume could decline.

As a company that became publicly traded on May 23, 2023, there is currently limited analyst coverage of the SEALSQ Group. The trading market for SEALSQ’s Ordinary Shares will depend, in part, upon the research and reports that securities or industry analysts publish about SEALSQ or its business. SEALSQ does not have any control over analysts as to whether they will cover it, and if they do, whether such coverage will continue. If additional analysts do not commence coverage of SEALSQ, or if one or more of these analysts cease coverage of the SEALSQ Group or fail to regularly publish reports on it, it could lose visibility in the financial markets, which could cause its share price or trading volume to decline. In addition, if one or more of the analysts who cover SEALSQ downgrades its shares or change their opinion of its shares, the share price may likely decline.

The exercise of SEALSQ’s outstanding warrants may result in significant dilution to existing shareholders and could cause its stock price to decline.

As of March 27, 2026, SEALSQ has outstanding warrants to purchase an aggregate of 153,410,592 Ordinary Shares. If some or all of these warrants are exercised, it will be required to issue additional Ordinary Shares, which would increase the number of shares outstanding, dilute the ownership interests of existing shareholders, and could adversely affect the per-share amounts of SEALSQ’s net income (loss), book value, and other financial measures. The extent of dilution experienced by existing shareholders will depend on the number of warrants exercised, the exercise prices relative to the market price of SEALSQ’s Ordinary Shares at the time of exercise, and the terms of the warrants, including any provisions that adjust the exercise price or the number of shares issuable upon certain events.

The mere existence of the warrants may create an overhang and encourage short selling, placing downward pressure on SEALSQ’s stock price; exercises followed by sales would increase the public float and could further depress the price. If the market price of SEALSQ’s Ordinary Shares is below a warrant’s exercise price, the warrants may remain unexercised, depriving SEALSQ of proceeds while the overhang persists. In addition, any anti-dilution or reset adjustments could increase the number of shares issuable or lower the exercise price, which would exacerbate dilution and pressure its stock price. SEALSQ’s stock price may also fluctuate based on anticipated or actual issuances upon exercise of outstanding warrants.

You may experience future dilution as a result of future equity offerings and other issuances of SEALSQ’s Ordinary Shares or other securities.

To raise additional capital, including to support SEALSQ’s growth plans, or in connection with equity awards, strategic transactions or otherwise, SEALSQ may in the future offer additional Ordinary Shares, or other securities convertible into or exchangeable for its Ordinary Shares, including convertible debt. SEALSQ expects that a component of its potential future financing requirements will be raised through equity offerings. SEALSQ cannot predict the size of future issuances or sales of SEALSQ’s Ordinary Shares or other securities, including those made in connection with future acquisitions or capital raising activities, or the effect, if any, that such issuances or sales may have on the market price of its Ordinary Shares. The issuance and sale of substantial amounts of Ordinary Shares or other equity-linked securities, or announcement that such issuance and sales may occur, may have the effect of diluting the value of the Ordinary Shares held by SEALSQ’s investors and could adversely affect the market price of its Ordinary Shares. In addition, SEALSQ cannot assure you that it will be able to make future sales of its Ordinary Shares or other securities at a price per share that is equal to or greater than the price per share paid by investors, and investors purchasing shares or other securities in the future could have rights that are superior to existing shareholders. The issuance of additional Ordinary Shares or other securities could adversely impact the trading price of SEALSQ’s Ordinary Shares.

The market price of SEALSQ’s Ordinary Shares may be subject to significant fluctuations.

The market price of its Ordinary Shares has been, and is likely to continue to be, volatile. The variance in SEALSQ’s stock price makes it difficult to forecast the stock price at which an investor may be able to buy or sell Ordinary Shares. Among the factors that could affect its share price are:

●	SEALSQ’s operating and financial results;
●	future announcements concerning SEALSQ’s business;
●	changes in revenue or earnings estimates and recommendations by securities analysts;
●	changes in SEALSQ’s business strategy and operations;
●	changes in SEALSQ’s senior management or board of directors;
●	speculation of the press or the investment community;
●	disposals of Ordinary Shares by shareholders;
●	actions of competitors;
●	SEALSQ’s involvement in acquisitions, strategic alliances or joint ventures;
●	regulatory factors;
●	arrival and departure of key personnel;
●	investment community views on technology stock;
●	liquidity of the Ordinary Shares; and
●	general market, economic and political conditions.

If SEALSQ’s Ordinary Shares do not meet the Nasdaq Global Select Market’s minimum share price requirement, and if SEALSQ cannot cure such deficiency within the prescribed timeframe, its Ordinary Shares could be delisted.

Under the rules of the Nasdaq Global Select Market, listed companies are required to maintain a share price of at least $1.00 per share (the “Minimum Bid Price Requirement”). If the share price declines below $1.00 for a period of 30 consecutive business days, then the listed company has a cure period of at least 180 days to regain compliance with the Minimum Bid Price Requirement. If the price of SEALSQ’s Ordinary Shares closes below $1.00 for 30 consecutive days, and if SEALSQ cannot cure that deficiency within the 180-day timeframe, then its Ordinary Shares could be delisted. Additionally, in January 2025, the SEC approved Nasdaq’s proposal to modify its listing standards governing minimum bid price compliance periods and delisting processes, such that, among other matters, if a company fails to maintain the Minimum Bid Price Requirement, and had previously executed a reverse stock split within the prior year, it would immediately receive a notification letter from the Nasdaq Listing Qualifications Department commencing delisting proceedings, with no compliance period.

In the event of a delisting from the Nasdaq Global Select Market, SEALSQ’s Ordinary Shares would likely be traded in the over-the- counter inter-dealer quotation system, more commonly known as the OTC. OTC transactions involve risks in addition to those associated with transactions in securities traded on the securities exchanges, such as the Nasdaq Global Select Market, or other exchange-listed stocks. Many OTC stocks trade less frequently and in smaller volumes than exchange-listed stocks. Accordingly, SEALSQ’s Ordinary Shares would be less liquid than it would be otherwise. Also, the prices of OTC stocks are often more volatile than exchange-listed stocks. Additionally, many institutional investors are prohibited from investing in OTC stocks, and it might be more challenging to raise capital when needed.

If the market price of SEALSQ’s Ordinary Shares is below $5.00 per share, under stock exchange rules, SEALSQ’s shareholders will not be able to use such Ordinary Shares as collateral for borrowing in margin accounts. This inability to continue to use SEALSQ’s Ordinary Shares as collateral may lead to sales of such shares creating downward pressure and increased volatility in the market price of its Ordinary Shares.

Provisions in SEALSQ’s Articles are intended to discourage certain types of transactions that may involve an actual or threatened hostile acquisition of control over SEALSQ, which will likely depress the trading price of its Ordinary Shares.

SEALSQ’s Articles contain provisions that may make the acquisition of control over SEALSQ more difficult, including the following:

●	SEALSQ’s dual class share structure, which provides holders of its Class F Shares the ability to effectively control the outcome of matters requiring shareholder approval, even if they own significantly less than a majority of its outstanding shares. SEALSQ’s Articles provide that holders of its Class F Shares as a class are fixed at 49.99% of the Company’s voting power irrespective of the number of Ordinary Shares that may be issued in the future.
●	The ownership of SEALSQ’s Class F Shares is subject to the following limitations:
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

o	the Class F Shares are non-transferrable; and
o	the holders of Class F Shares will be bound by the terms of a Class F Shareholders’ Agreement.
●	The absence of cumulative voting.
●	Vacancies on SEALSQ’s board of directors will be able to be filled only by its board of directors and not by shareholders.
●	The Class F Shareholders’ Agreement provides that the holders of Class F Shares:
o	will vote the Class F Shares held by them as one and in accordance with the majority (by the number of shares held) view of the holders of the Class F Shares; and
o	are bound by the redemption provisions set out in the Articles and required to take all necessary action to comply with them.

These provisions, alone or together, could discourage, delay or prevent a transaction involving a change of control of the SEALSQ Group. These provisions could also limit the opportunity for its shareholders to receive a premium for their Ordinary Shares and could also affect the price that some investors are willing to pay for its Ordinary Shares.

SEALSQ is an “emerging growth company” and it cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make its Ordinary Shares less attractive to investors.

SEALSQ is an “emerging growth company”, as defined in the JOBS Act, and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. SEALSQ cannot predict if investors will find its Ordinary Shares less attractive because it may rely on these exemptions. If some investors find its Ordinary Shares less attractive as a result, there may be a less active trading market for its Ordinary Shares and the share price may be more volatile.

In addition, under the JOBS Act, SEALSQ’s independent registered public accounting firm will not be required to attest to the effectiveness of its internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 for so long as SEALSQ is an emerging growth company.

For as long as SEALSQ takes advantage of the reduced reporting obligations, the information that it provides its shareholders may be different from information provided by other public companies.

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

It is not clear what effect such negative publicity could have on SEALSQ. If SEALSQ were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, it could have to expend significant resources to investigate such allegations and/or defend itself.

While SEALSQ would strongly defend against any such short seller attacks, it may be constrained in the manner in which it can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly, time-consuming, and could distract SEALSQ’s management from growing its business. Even if such allegations are ultimately proven to be groundless, allegations against SEALSQ could severely impact its business, and any investment in Ordinary shares could be greatly reduced or even rendered worthless.

SEALSQ could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against public companies following declines in the market prices of their securities. If SEALSQ faces such litigation, it could result in substantial costs and a diversion of management’s attention and its resources, which could harm its business.

Risks Relating to the Dual Class Structure of SEALSQ’s Shares

The dual class structure of SEALSQ’s shares has the effect of concentrating voting power with certain shareholders, in particular WISeKey, which will effectively eliminate your ability to influence the outcome of important transactions, including a change of control.

SEALSQ’s Ordinary Shares have one (1) vote per share as against each other Ordinary Share but, as a class, the Ordinary Shares are fixed at 50.01% of SEALSQ’s voting power. SEALSQ’s Class F Shares have a variable number of votes that ensure that WISeKey and other Class F Shareholders are fixed at 49.99% of SEALSQ’s voting power, and WISeKey may, and as of December 31, 2025 does, have voting power that, in the aggregate, exceeds 49.99% of SEALSQ’s voting power, regardless of the actual proportion of the shares of SEALSQ held by it. This voting feature is not common among other corporations and may have an adverse effect on SEALSQ’s shareholders other than WISeKey. SEALSQ is reserving up to 5% of its Class F Shares for issuance pursuant to an F Share Option Plan for certain directors and senior management of SEALSQ, its subsidiaries and its parent. As a result, WISeKey’s initial ownership percentage of Class F Shares is subject to the grant and exercise of SEALSQ Class F Share Options from time to time. SEALSQ’s Articles provide that, in the event of a change of control (being the acquisition by any person or entity, alone or jointly, of more than 50% of the voting rights of any Class F Shareholder which is a corporate entity), as determined by SEALSQ’s board of directors, the Class F Shares owned by such Class F Shareholder will be subject to a mandatory and automatic redemption by SEALSQ in exchange for the issuance of new Ordinary Shares at a ratio of five (5) Ordinary Shares for each one (1) Class F Share redeemed. A change in the control of WISeKey would trigger this provision as it is a corporate entity holding Class F Shares. See Item 10.B. Memorandum and Articles of Association for a further discussion of the terms of the Articles. Accordingly, WISeKey will effectively control all matters submitted to the shareholders for the foreseeable future, including the election of directors, amendments of SEALSQ’s organizational documents, compensation matters, and any merger, consolidation, sale of all or substantially all of SEALSQ’s assets, or other major corporate transaction requiring shareholder approval.

WISeKey and the other Class F Shareholders may have interests that differ from yours and may vote in a way with which you disagree with and which may be adverse to your interests. This concentrated control is likely to have the effect of limiting the likelihood of an unsolicited merger proposal, unsolicited tender offer, or proxy contest for the removal of directors. As a result, SEALSQ’s governance structure and its Articles may have the effect of depriving its shareholders of an opportunity to sell their shares at a premium over prevailing market prices and make it more difficult to replace its directors and management.

SEALSQ’s governance structure and its Articles may negatively affect the decision by certain institutional investors to purchase or hold its Ordinary Shares.

The holding of multi-class or low-voting shares, such as SEALSQ’s Ordinary Shares, may not be permitted by the investment policies of certain institutional investors or may be less attractive to the portfolio managers of certain institutional investors. In addition, the FTSE Russell requires that at least 5% of a company’s total voting rights be held by unrestricted public shareholders for inclusion in the Russell U.S. equity indexes. By contrast, in April 2023, the S&P Dow Jones Indices revised its methodology to permit companies with multiple share-class structures to be considered for inclusion in the S&P Composite 1500 and its component indices; inclusion is still subject to all other eligibility criteria and index-committee discretion. If SEALSQ’s capital structure does not satisfy the requirements of the indexes or does not meet other eligibility criteria, its Ordinary Shares would be ineligible for inclusion in those indexes, and mutual funds, exchange traded funds and other investment vehicles that seek to passively track those indices would not invest in SEALSQ’s Ordinary Shares, which could negatively affect the trading price and volume of its Ordinary Shares.

The Class F Shareholders’ Agreement also has the effect of concentrating voting power with WISeKey and the other Class F Shareholders, which will effectively eliminate your ability to influence the outcome of important transactions, including a change of control.

SEALSQ’s Articles provide that all Class F Shareholders must enter into the Class F Shareholders’ Agreement. The Class F Shareholders’ Agreement provides that all of the Class F Shares will be voted as one and in accordance with the majority (by the number of shares held) view of the holders of the Class F Shares. Accordingly, together with SEALSQ’s dual class structure, such Class F Shareholders will effectively control all matters submitted to the shareholders for the foreseeable future, including the election of directors, amendments of SEALSQ’s organizational documents, and any merger, consolidation, sale of all or substantially all of its assets, or other major corporate transaction requiring shareholder approval.

WISeKey and other Class F Shareholders could have, and WISeKey currently does have, voting power that exceeds 49.99% of the voting power of SEALSQ’s outstanding capital stock.

SEALSQ’s Articles will not prevent WISeKey or other Class F shareholders from having more than 49.99% of the voting power of its outstanding shares in aggregate. As of December 31, 2025, WISeKey holds 3.13% of SEALSQ’s Ordinary Shares, and combined with its holding of Class F Shares, 51.55% of the voting power of SEALSQ’s outstanding shares in aggregate. In the future, other Class F Shareholders could have voting power that exceeds 49.99% of the voting power of SEALSQ’s outstanding shares in aggregate, including substantially in excess, as a result of their ownership of its Ordinary Shares.

As a result of issuances of SEALSQ’s Ordinary Shares or the disposal of Ordinary Shares by WISeKey and other Class F Shareholders, WISeKey and other Class F Shareholders could have, and WISeKey currently does have, voting power that is substantially greater than, and outsized in comparison to, their economic interests and the percentage of SEALSQ’s Ordinary Shares that they hold.

In certain circumstances, SEALSQ’s Class F Shareholders could have voting power that is substantially greater than, and outsized in comparison to, their economic interests and the percentage of its Ordinary Shares that they hold. This separation between voting power and economic interests could cause conflicts of interest between WISeKey, SEALSQ’s Class F Shareholders and its other shareholders, which may result in WISeKey and SEALSQ’s other Class F Shareholders undertaking, or causing SEALSQ to undertake, actions that would be desirable for WISeKey and SEALSQ’s other Class F Shareholders but would not be desirable for SEALSQ’s other shareholders.

As of December 31, 2025, WISeKey holds 3.13% of SEALSQ’s Ordinary Shares, and combined with its holding of Class F Shares, 51.55% of the voting power of SEALSQ’s outstanding shares in aggregate. In the event that WISeKey and SEALSQ’s other Class F Shareholders have less than 49.99% of the voting power of SEALSQ’s shares prior to giving effect to the voting power of the Class F Shares, which is currently the case, the issuance of additional Ordinary Shares by SEALSQ in the future to shareholders other than Class F Shareholders will dilute the economic interests of WISeKey and SEALSQ’s other Class F Shareholders in SEALSQ but will not result in further dilution of the 49.99% voting power of WISeKey as a holder of Class F Shares and of SEALSQ’s other Class F Shareholders.

Future issuances of SEALSQ’s Ordinary Shares will dilute the voting power of its holders of Ordinary Shares but may not result in further dilution of the voting power of Class F Shareholders.

Future issuances of SEALSQ’s Ordinary Shares will dilute both the voting power and economic interests of holders of its Ordinary Shares and future issuances to shareholders other than Class F Shareholders will dilute only the economic interests of SEALSQ’s Class F Shareholders but not the 49.99% voting power of the Class F Shareholders. Because the Class F Shares have variable voting rights, in the event that SEALSQ’s Class F Shareholders have less than 49.999999% of the voting power of its shares prior to giving effect to the voting power of the Class F Shares, future issuances of Ordinary Shares to shareholders other than Class F Shareholders will not result in dilution of the 49.99% voting power of SEALSQ’s Class F Shareholders, but rather, will correspondingly increase the voting power of the Class F Shares.

Risks Related to SEALSQ’s Investment Policy and Investment Portfolio

The value of SEALSQ’s investment portfolio may decline.

The Company’s Investment Policy permits the Company to invest from time to time in securities and certain cryptocurrencies as approved by the Board (collectively referred to herein as the “Approved Cryptocurrencies”), including Bitcoin, Ethereum, HBAR (which are digital assets based on an open source cryptographic protocol existing on the Hedera Network), and WECAN tokens (which are Ethereum-based native utility token compliant with the ERC-20 standard tokens issued by WeCan Group SA, (a Swiss blockchain and data compliance company in which SEALSQ has a 31.9% equity stake as of December 31, 2025)), and SEALSQ will be exposed to market volatility in connection with these investments. SEALSQ’s financial position and financial performance could be adversely affected by worsening market conditions or poor performance of such investments. Bitcoin, for example, is a highly volatile asset and has experienced significant price fluctuations over time. SEALSQ’s cryptocurrency strategy has not been tested and may prove unsuccessful. SEALSQ may also invest from time to time in nonmarketable securities and may need to hold such instruments for a long period of time and may not be able to realize a return of its cash investment should there be a need to liquidate to obtain cash at any given time. SEALSQ may also invest from time to time in securities that are interest-bearing securities and if there are changes in interest rates, those changes would affect the interest income SEALSQ earns on these investments and, therefore, impact its cash flows and results of operations, as well as the value of such assets as reflected on the balance sheet.

SEALSQ’s investment portfolio may be concentrated in just a few holdings, which may result in a single holding significantly impacting the value of its investment portfolio.

The SEALSQ Group’s investment portfolio is overseen in accordance with the guidelines approved by the Investment Committee pursuant to the Investment Policy. SEALSQ’s investment portfolio may be concentrated in just a few holdings. Accordingly, a significant decline in the market value of one or more of such holdings may not be offset by hypothetically better performance of the other holdings, if any. This concentration of risk may result in a more pronounced effect on net income and stockholders’ equity and may result in greater volatility in the fair market value of SEALSQ’s investment portfolio from one period to another.

The trading prices of many digital assets, including the Approved Cryptocurrencies, have experienced extreme volatility in recent periods and may continue to do so. Extreme volatility in the future, including declines in the trading prices of any of the Approved Cryptocurrencies, is likely to influence SEALSQ’s financial results and the market price of its ordinary shares.

Digital assets are highly volatile assets, and to the extent SEALSQ holds material positions in the Approved Cryptocurrencies or other digital assets, fluctuations in the price of any of the Approved Cryptocurrencies or other digital assets are likely to influence its financial results and, as a result, the market price of its ordinary shares. To the extent SEALSQ holds material positions in the Approved Cryptocurrencies or other digital assets, its financial results and the market price of its Ordinary Shares would be adversely affected, and its business and financial condition would be negatively impacted, if the price of any of the Approved Cryptocurrencies or other digital assets decreased substantially (as it has in the past, such as during 2022), including as a result of:

●	decreased user and investor confidence in any of the Approved Cryptocurrencies or other digital assets, including due to the various factors described herein;
●	investment and trading activities, such as:
o	trading activities of highly active retail and institutional users, speculators, miners and investors,
o	actual or expected significant dispositions of any of the Approved Cryptocurrencies or other digital assets by large holders, and
o	actual or perceived manipulation of the spot or derivative markets for any of the Approved Cryptocurrencies or other digital assets or spot Approved Cryptocurrencies or other digital assets exchange traded products;
●	negative publicity, media or social media coverage, or sentiment due to events in or relating to, or perception of, any of the Approved Cryptocurrencies or the broader digital assets industry;

●	changes in consumer preferences and the perceived value or prospects of any of the Approved Cryptocurrencies or other digital assets;
●	competition from other digital assets that exhibit better speed, security, scalability, or energy efficiency, that feature other more favored characteristics, that are backed by governments, including the U.S. government, or reserves of fiat currencies, or that represent ownership or security interests in physical assets;
●	a decrease in the price of other digital assets, including stablecoins, or the crash or unavailability of stablecoins that are used as a medium of exchange for Bitcoin or Ethereum purchase and sale transactions, such as the crash of the stablecoin Terra USD in 2022, to the extent the decrease in the price of such other digital assets or the unavailability of such stablecoins may cause a decrease in the price of Bitcoin, Ethereum or other digital assets or adversely affect investor confidence in digital assets generally;
●	the identification of Satoshi Nakamoto, the pseudonymous person or persons who developed Bitcoin, or the transfer of substantial amounts of Bitcoin from Bitcoin wallets attributed to Mr. Nakamoto or other “whales” that hold significant amounts of Bitcoin;
●	disruptions, failures, unavailability, or interruptions in service of trading venues for any of the Approved Cryptocurrencies, such as, for example, the announcement by the digital asset exchange FTX Trading that it would freeze withdrawals and transfers from its accounts and subsequent filing for bankruptcy protection;
●	the filing for bankruptcy protection by, liquidation of, or market concerns about the financial viability of digital asset custodians, trading venues, lending platforms, investment funds, or other digital asset industry participants;
●	regulatory, legislative, enforcement and judicial actions that adversely affect the price, ownership, transferability, trading volumes, legality or public perception of any of the Approved Cryptocurrencies, or that adversely affect the operations of or otherwise prevent digital asset custodians, trading venues, lending platforms or other digital assets industry participants from operating in a manner that allows them to continue to deliver services to the digital assets industry;
●	further reductions in mining rewards of Bitcoin or other digital assets, including block reward halving events, which are events that occur after a specific period of time that reduce the block reward earned by “miners” who validate Bitcoin or other digital asset transactions, or increases in the costs associated with Bitcoin or other digital asset mining, including increases in electricity costs and hardware and software used in mining, that may cause a decline in support for the Bitcoin network or other digital asset networks;
●	transaction congestion and fees associated with processing transactions on the Bitcoin, Ethereum, Hedera and/or WECAN tokens or other digital asset networks;
●	macroeconomic changes, such as changes in the level of interest rates and inflation, fiscal and monetary policies of governments, trade restrictions, and fiat currency devaluations;
●	developments in mathematics or technology, including in digital computing, algebraic geometry and quantum computing, that could result in the cryptography used by the Bitcoin blockchain or other digital asset blockchains and networks becoming insecure or ineffective; and
●	changes in national and international economic and political conditions.

The Approved Cryptocurrencies and other digital assets are novel assets, and are subject to significant legal, commercial, regulatory and technical uncertainty.

The Approved Cryptocurrencies and other digital assets are relatively novel and are subject to significant uncertainty, which could adversely impact their price. The application of state and federal securities laws and other laws and regulations to digital assets is unclear in certain respects and evolving, and it is possible that regulators in the United States or other countries may interpret or apply existing laws and regulations in a manner that adversely affects the price of any of the Approved Cryptocurrencies.

The U.S. federal government, states, regulatory agencies, and foreign countries may also enact new laws and regulations, or pursue regulatory, legislative, enforcement or judicial actions, that could materially impact the price of any of the Approved Cryptocurrencies and other digital assets or the ability of individuals or institutions to own or transfer any of the Approved Cryptocurrencies and other digital assets. Regulatory authorities have been evolving in their approach to digital assets. It is not possible to predict whether, or when, any of these developments will lead to Congress granting additional authorities to the SEC or other regulators, or whether, or when, any other federal, state or foreign legislative bodies will take any similar actions. It is also not possible to predict the nature of any such additional authorities, how additional legislation or regulatory oversight might impact the ability of digital asset markets to function or the willingness of financial and other institutions to continue to provide services to the digital assets industry, nor how any new regulations or changes to existing regulations might impact the value of digital assets generally, and the Approved Cryptocurrencies specifically. The consequences of increased regulation of digital assets and digital asset activities could adversely affect the market price of any of the Approved Cryptocurrencies and, in turn, adversely affect the market price of SEALSQ’s Ordinary Shares.

Moreover, the risks of engaging in a digital asset treasury strategy are relatively novel and have created, and could continue to create, complications due to the lack of experience that third parties have with companies engaging in such a strategy, such as increased costs of director and officer liability insurance or the potential inability to obtain such coverage on acceptable terms in the future.

The growth of the digital assets industry in general, and the use and acceptance of the Approved Cryptocurrencies in particular, may also impact the price of any of the Approved Cryptocurrencies or other digital assets and is subject to a high degree of uncertainty. The pace of worldwide growth in the adoption and use of the Approved Cryptocurrencies may depend, for instance, on public familiarity with digital assets, ease of buying, accessing or gaining exposure to the Approved Cryptocurrencies, institutional demand for the Approved Cryptocurrencies as an investment asset, the participation of traditional financial institutions in the digital assets industry, consumer demand for the Approved Cryptocurrencies as a means of payment, and the availability and popularity of alternatives to the Approved Cryptocurrencies. Even if growth in the adoption of the Approved Cryptocurrencies occurs in the near or medium-term, there is no assurance that usage of the Approved Cryptocurrencies will continue to grow over the long-term.

Because the Approved Cryptocurrencies have no physical existence beyond the record of transactions on their respective blockchains and networks, a variety of technical factors related to the Approved Cryptocurrencies blockchains and networks could also impact the price of the Approved Cryptocurrencies. For example, malicious attacks by miners, inadequate mining fees to incentivize validating of Bitcoin transactions, hard “forks” of the Bitcoin blockchain into multiple blockchains, and advances in digital computing, algebraic geometry, and quantum computing could undercut the integrity of the Bitcoin blockchain or other digital asset blockchains and networks and negatively affect the price of Bitcoin or other digital assets. The liquidity of Bitcoin or other digital assets may also be reduced and damage to the public perception of Bitcoin or other digital assets may occur, if financial institutions were to deny or limit banking services to businesses that hold Bitcoin, provide Bitcoin or other digital asset-related services or accept Bitcoin or other digital assets as payment, which could also decrease the price of Bitcoin or other digital assets. Similarly, the open-source nature of the Bitcoin blockchain or other digital asset blockchains means the contributors and developers of the Bitcoin blockchain or other digital assets are generally not directly compensated for their contributions in maintaining and developing the blockchain, and any failure to properly monitor and upgrade such blockchains could adversely affect such blockchains and negatively affect the price of Bitcoin or other digital assets.

The launch of central bank digital currencies (“CBDCs”) may change consumer preferences and the perceived value or prospects of digital assets.

The introduction of a government-issued digital currency could eliminate or reduce the need or demand for private-sector issued crypto currencies, or significantly limit their utility. National governments around the world could introduce CBDCs, which could in turn limit the size of the market opportunity for cryptocurrencies, and change consumer preferences and the perceived value or prospects of digital assets.

HBAR is the native token of the Hedera public network, which differs materially from conventional blockchains. Investing in or holding HBAR could expose SEALSQ to risks specific to Hedera’s technology, governance, and token economics.

The Hedera network is governed and controlled by the Hedera Governing Council, which is comprised of a limited number of multinational corporations and academic institutions, and it retains the authority to direct protocol upgrades, determine validator participation, and influence network policy. Therefore, control is concentrated in a small group and decisions adverse to HBAR holders could be made without broad community consent. Hedera’s hashgraph consensus algorithm remains relatively new and previously undiscovered weaknesses may emerge as usage grows. Certain features of HBAR, such as token freezing, KYC/AML compliance flags, and issuer-controlled minting and burning, could expose network participants and developers to heightened scrutiny under evolving securities, commodities, and payments regulations across multiple jurisdictions.

The WECAN tokens are novel, highly speculative digital assets that entail risks beyond those inherent in Ethereum-based ERC-20 tokens

WECAN tokens rely on a proprietary and semi-permissioned infrastructure, which may concentrate operational control and create a single point of systemic failure. Given that the WECAN tokens are used in digital identity, such as KYC/AML verification, and data auditability functions, there is a risk of heightened exposure to regulatory and compliance oversight across multiple jurisdictions. Since the WECAN tokens have low trading volumes and a high token supply, there is a greater risk of price manipulation, impaired secondary market exit, and dilution upon the release of vested or reserved token allocations. Further, the success of the WECAN token, in part, is dependent on enterprise adoption and strategic partnerships and if those do not materialize, the WECAN token may lose value or cease to exist. The WECAN token is built on the ERC-20 standard, and it is, therefore, exposed to technical vulnerabilities in the ERC-20 standard and in any bridging mechanisms used to link Ethereum and the WECAN infrastructure.

Changes in the governance of a digital asset network or protocol may not receive sufficient support from users and validators, which may negatively affect that digital asset network’s or protocol’s ability to grow and respond to challenges.

The governance of some digital asset networks and protocols, such as the Bitcoin and Ethereum Networks, is generally by voluntary consensus and open competition. For such networks and protocols, there may be a lack of consensus or clarity on that network’s or protocol’s governance, which may stymie such network’s or protocol’s utility, adaptability and ability to grow and face challenges. The foregoing notwithstanding, the underlying software for some digital networks and protocols is informally or formally managed or developed by a group of core developers that propose amendments to the relevant network’s or protocol’s source code. Core developers’ roles may evolve over time, generally based on self-determined participation.

If a significant majority of users and validators were to adopt amendments to the networks for the Approved Cryptocurrencies based on the proposals of such core developers, the networks for the Approved Cryptocurrencies would be subject to new source code that may adversely affect the value of the Approved Cryptocurrencies.

As a result of the foregoing, it may be difficult to find solutions or marshal sufficient effort to overcome any future problems, especially long-term problems, on digital asset networks.

If SEALSQ or its third-party service providers experience a security breach or cyberattack and unauthorized parties obtain access to its Approved Cryptocurrencies, or if its private keys are lost or destroyed, or other similar circumstances or events occur, SEALSQ may lose some or all of its Approved Cryptocurrencies and its financial condition and results of operations could be materially adversely affected.

Security breaches and cyberattacks are of particular concern with respect to SEALSQ’s holdings and potential holdings of the Approved Cryptocurrencies or other digital assets. The Approved Cryptocurrencies and other blockchain-based cryptocurrencies and the entities that provide services to participants in the digital asset ecosystems have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities. For example, in October 2021 it was reported that hackers exploited a flaw in the account recovery process and stole from the accounts of at least 6,000 customers of the Coinbase exchange, although the flaw was subsequently fixed and Coinbase reimbursed affected customers. Similarly, in November 2022, hackers exploited weaknesses in the security architecture of the FTX Trading digital asset exchange and reportedly stole over $400 million in digital assets from customers. A successful security breach or cyberattack could result in:

●	a partial or total loss of SEALSQ’s Approved Cryptocurrencies in a manner that may not be covered by insurance or the liability provisions of the custody agreements with the custodians that its may engage to hold its Approved Cryptocurrencies;
●	harm to SEALSQ’s reputation and brand;
●	improper disclosure of data and violations of applicable data privacy and other laws; or
●	significant regulatory scrutiny, investigations, fines, penalties, and other legal, regulatory, contractual and financial exposure.

Further, any actual or perceived data security breach or cybersecurity attack directed at other companies with digital assets or companies that operate digital asset networks, regardless of whether SEALSQ is directly impacted, could lead to a general loss of confidence in the broader blockchain ecosystem or in the use of the blockchain ecosystems to conduct financial transactions, which could negatively impact SEALSQ.

Attacks upon systems across a variety of industries, including industries related to Bitcoin and/or Ethereum, are increasing in frequency, persistence, and sophistication, and, in many cases, are being conducted by sophisticated, well-funded and organized groups and individuals, including state actors. The techniques used to obtain unauthorized, improper or illegal access to systems and information (including personal data and digital assets), disable or degrade services, or sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized or detected until after they have been launched against a target. These attacks may occur on SEALSQ’s systems or those of its third-party service providers or partners. SEALSQ may experience breaches of its security measures due to human error, malfeasance, insider threats, system errors or vulnerabilities or other irregularities. In particular, SEALSQ expects that unauthorized parties will attempt, to gain access to its systems and facilities, as well as those of its partners and third-party service providers, through various means, such as hacking, social engineering, phishing and fraud. Threats can come from a variety of sources, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, and insiders. In addition, certain types of attacks could harm SEALSQ even if its systems are left undisturbed. For example, certain threats are designed to remain dormant or undetectable, sometimes for extended periods of time, or until launched against a target and SEALSQ may not be able to implement adequate preventative measures. Further, there has been an increase in such activities due to the increase in work-from-home arrangements. The risk of cyberattacks could also be increased by cyberwarfare in connection with the ongoing or future military and/or geopolitical conflicts, including potential proliferation of malware into systems unrelated to such conflicts. Any future breach of its operations or those of others in the digital asset industry, including third-party services on which SEALSQ relies, could materially and adversely affect its financial condition and results of operations.

SEALSQ faces risks relating to the custody of any Approved Cryptocurrency it may hold, including the loss or destruction of private keys required to access such digital assets and cyberattacks or other data loss relating to its digital assets.

SEALSQ intends to hold its Approved Cryptocurrencies with regulated custodians that have duties to safeguard its private keys. SEALSQ’s holdings of any of its Approved Cryptocurrencies may be concentrated with a single custodian from time to time. In light of the significant amount of Approved Cryptocurrencies SEALSQ may hold, it would seek to engage additional custodians to achieve a greater degree of diversification in the custody of its Approved Cryptocurrencies it may hold as the extent of potential risk of loss is dependent, in part, on the degree of diversification. If there is a decrease in the availability of digital asset custodians that SEALSQ believes can safely custody any of the Approved Cryptocurrencies it may hold, for example, due to regulatory developments or enforcement actions that cause custodians to discontinue or limit their services in the United States or consolidation in the custody industry, SEALSQ may need to take other measures to custody any of the Approved Cryptocurrencies it may hold, and its ability to seek a greater degree of diversification in the use of custodial services would be materially adversely affected.

Any insurance that SEALSQ obtains that would covers losses of its holdings of digital assets may only cover a small fraction of the value of the entirety of its digital asset holdings, and there can be no guarantee that such insurance will be maintained as part of the custodial services SEALSQ may have or that such coverage will cover losses with respect to its digital assets. Moreover, the use of custodians may expose SEALSQ to the risk that the digital assets that custodians may hold on its behalf could be subject to insolvency proceedings and it could be treated as a general unsecured creditor of the custodian, inhibiting its ability to exercise ownership rights with respect to such digital assets. Any loss associated with such insolvency proceedings is unlikely to be covered by any insurance coverage SEALSQ may maintain related to its digital assets.

The Approved Cryptocurrencies are controllable only by the possessor of both the unique public key and private key(s) relating to the local or online digital wallet in which such digital assets are held. While the blockchain ledger for the Approved Cryptocurrencies requires a public key relating to a digital wallet to be published when used in a transaction, private keys must be safeguarded and kept private in order to prevent a third party from accessing the Approved Cryptocurrencies held in such wallet. To the extent the private key(s) for a digital wallet are lost, destroyed, or otherwise compromised and no backup of the private key(s) is accessible, neither SEALSQ nor its custodians will be able to access the Approved Cryptocurrencies held in the related digital wallet. Furthermore, SEALSQ cannot provide assurance that its digital wallets, nor the digital wallets of its custodians held on its behalf, will not be compromised as a result of a cyberattack. The Bitcoin and blockchain ledger, as well as other digital assets and Decentralized Ledger technologies, have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities.

SEALSQ’s digital asset treasury strategy exposes SEALSQ to risk of non-performance by counterparties

Its digital asset treasury strategy exposes SEALSQ to the risk of non-performance by counterparties, whether contractual or otherwise. Risk of non-performance includes inability or refusal of a counterparty to perform because of a deterioration in the counterparty’s financial condition and liquidity or for any other reason. For example, SEALSQ’s execution partners, custodians, or other counterparties might fail to perform in accordance with the terms of its agreements with them, which could result in a loss of the digital assets, a loss of the opportunity to generate funds, or other losses.

One of the counterparty risks with respect to digital assets is custodian default in the performance of obligations under the various custody arrangements SEALSQ may enter into. A series of recent high-profile bankruptcies, closures, liquidations, regulatory enforcement actions and other events relating to companies operating in the digital asset industry, the closure or liquidation of certain financial institutions that provided lending and other services to the digital assets industry, SEC enforcement actions against other providers, and placement into receivership or civil fraud lawsuit against digital asset industry participants have highlighted the perceived and actual counterparty risk applicable to digital asset ownership and trading. Legal precedent created in these bankruptcy and other proceedings may increase the risk of future rulings adverse to its interests in the event one or more of its custodians becomes a debtor in a bankruptcy case or is the subject of other liquidation, insolvency or similar proceedings.

While custodians are subject to regulatory regimes intended to protect customers in the event of a custodial bankruptcy, receivership or similar insolvency proceeding, no assurance can be provided that any custodially-held digital assets will not become part of the custodian’s insolvency estate if one or more of the custodians enters bankruptcy, receivership or similar insolvency proceedings. Additionally, if SEALSQ pursues any strategies to create income streams or otherwise generate funds using its digital assets, it would become subject to additional counterparty risks. Although no such strategies are contemplated at this time, SEALSQ will need to carefully evaluate market conditions, including price volatility as well as service provider terms and market reputations and performance, among others, prior to implementing any such strategy, all of which could affect its ability to successfully implement and execute on any such future strategy. These risks, along with any significant non-performance by counterparties, including in particular the custodians with which SEALSQ may custody substantially all of its digital assets, could have a material adverse effect on its business, prospects, financial condition, and operating results.

The availability of spot Bitcoin Exchange Traded Products and Ethereum Exchange Traded Products (ETPs) may adversely affect the market price of SEALSQ’s Ordinary Shares.

Although Bitcoin, Ethereum and other digital assets have experienced a surge of investor attention since Bitcoin was invented in 2008, until recently investors in the United States had limited means to gain direct exposure to Bitcoin and Ethereum through traditional investment channels, and instead generally were only able to hold Bitcoin and Ethereum through “hosted” wallets provided by digital asset service providers or through “unhosted” wallets that expose the investor to risks associated with loss or hacking of their private keys. Given the relative novelty of digital assets, general lack of familiarity with the processes needed to hold Bitcoin or Ethereum directly, as well as the potential reluctance of financial planners and advisers to recommend direct Bitcoin or Ethereum holdings to their retail customers because of the manner in which such holdings are custodied, some investors have sought exposure to Bitcoin and Ethereum through investment vehicles that hold Bitcoin and Ethereum, respectively, and issue shares representing fractional undivided interests in their underlying Bitcoin or Ethereum holdings. These vehicles, which were previously offered only to “accredited investors” on a private placement basis, have in the past traded at substantial premiums or discounts to net asset value, or NAV, possibly due to the relative scarcity of traditional investment vehicles providing investment exposure to Bitcoin or Ethereum, or due to the inability to convert such instruments to digital asset holdings, or withdraw digital assets from such facilities.

In 2024, the SEC approved the listing and trading of spot Bitcoin ETPs and spot Ethereum ETPs, the shares of which can be sold in public offerings and are traded on U.S. national securities exchanges. To the extent investors view SEALSQ’s Ordinary Shares as providing exposure to Bitcoin or Ethereum, it is possible that the value of its Ordinary Shares may have included (or may in the future include) a premium over the value of Bitcoin or Ethereum SEALSQ was expected to hold (or that it may in the future hold) due to the prior scarcity of traditional investment vehicles providing investment exposure to Bitcoin or Ethereum or may be subject to declined due to investors now having a greater range of options to gain exposure to Bitcoin and Ethereum and investors choosing to gain such exposure through ETPs rather than SEALSQ’s ordinary shares.

Although SEALSQ is an operating company with a post-quantum technology hardware and software solutions business, and it believes it offers a different value proposition than a passive Bitcoin or Ethereum investment vehicle such as a spot Bitcoin ETP or spot Ethereum ETP, investors may nevertheless view SEALSQ’s Ordinary Shares as an alternative to an investment in an ETP, and choose to purchase shares of a spot Bitcoin ETP or spot Ethereum ETP instead of its Ordinary Shares. They may do so for a variety of reasons, including if they believe that ETPs offer a “pure play” exposure to Bitcoin or Ethereum that is generally not subject to federal income tax at the entity level as SEALSQ is, or the other risk factors applicable to an operating business, such as SEALSQ’s. Additionally, unlike spot Bitcoin ETPs or spot Ethereum ETPs, SEALSQ (i) does not seek for its shares to track the value of the underlying Bitcoin or Ethereum SEALSQ holds before payment of expenses and liabilities, (ii) do not benefit from various exemptions and relief under the Securities Exchange Act of 1934, as amended, including Regulation M, and other securities laws, which enable spot Bitcoin ETPs and spot Ethereum ETPs to continuously align the value of their shares to the price of the underlying Bitcoin or Ethereum they hold through share creation and redemption, (iii) are a British Virgin Islands corporation rather than a statutory trust, and do not operate pursuant to a trust agreement that would require SEALSQ to pursue one or more stated investment objectives, and (iv) are not required to provide daily transparency as to SEALSQ’s Bitcoin and Ethereum holdings or its daily NAV. Furthermore, recommendations by broker-dealers to buy, hold, or sell complex products and non-traditional ETPs, or an investment strategy involving such products, may be subject to additional or heightened scrutiny that would not be applicable to broker-dealers making recommendations with respect to its ordinary shares.

As a result of the foregoing factors, availability of spot Bitcoin ETPs and spot Ethereum ETPs on U.S. national securities exchanges could have a material adverse effect on the market price of SEALSQ’s ordinary shares

SEALSQ’s digital asset treasury strategy subjects it to enhanced regulatory oversight.

As noted above, several spot Bitcoin ETPs and spot Ethereum ETPs have received approval from the SEC to list their shares on a U.S. national securities exchange with continuous share creation and redemption at NAV. Even though SEALSQ is not, and does not function in the manner of, a spot Bitcoin ETP or a spot Ethereum ETP, it is possible that it nevertheless could face regulatory scrutiny from the SEC or other federal or state agencies due to SEALSQ’s holdings of digital assets. For example, if SEALSQ holds a substantial portion of its assets in the form of digital assets, or if it earns a substantial portion of its income from digital assets, regulators could take the position that SEALSQ is a commodity pool operator or otherwise subject to regulations (including registration requirements) under the Commodity Exchange Act of 1936 (as amended, the “CEA”) and/or, to the extent such digital assets are treated as securities, that SEALSQ is an investment company subject to regulations (including registration requirements) under the Investment Company Act of 1940 (as amended, the “ICA”). SEALSQ currently does not believe that its planned digital asset treasury strategy will require registration under the CEA or the ICA, but if regulators believe otherwise, it could be subject to enforcement action, or it may be required to discontinue such strategy or incur substantial costs to register and comply with regulations under the CEA and/or the ICA.

As discussed in more detail below, the SEC and U.S. Commodity Futures Trading Commission (the “CFTC”) recently issued the Joint Interpretation (as defined below), which provides some comfort that certain of the digital assets held and planned to be held by SEALSQ are not, in and of themselves, securities for purposes of the federal securities laws. However, as further discussed below, certain digital assets SEALSQ holds or plans to hold, such as WECAN tokens, are not specifically mentioned in the Joint Interpretation, and there is uncertainty as to whether such unmentioned digital assets may be treated as securities under the federal securities laws. Even for digital assets that the Joint Interpretation specifically mentions as not being securities in and of themselves, it is possible that certain transactions in such digital assets may nonetheless be considered investment contracts, and thus securities for purposes of the federal securities laws.

In addition, there has been increasing focus on the extent to which digital assets can be used to launder the proceeds of illegal activities, fund criminal or terrorist activities, or circumvent sanctions regimes, including those sanctions imposed in response to the ongoing conflict between Russia and Ukraine. While SEALSQ has implemented and maintains policies and procedures reasonably designed to promote compliance with applicable anti-money laundering and sanctions laws and regulations and plans take care to only acquire its digital assets through entities subject to anti-money laundering regulation and related compliance rules in the United States, if SEALSQ is found to have purchased any of its Approved Cryptocurrencies from bad actors that have used digital assets to launder money or persons subject to sanctions, it may be subject to regulatory proceedings and any further transactions or dealings in digital assets by SEALSQ may be restricted or prohibited.

Additional laws, guidance and policies may be issued by domestic and foreign regulators following the filing for Chapter 11 bankruptcy protection by FTX Trading, one of the world’s largest cryptocurrency exchanges, in November 2022. U.S. and foreign regulators have also increased, and are highly likely to continue to increase, enforcement activity, and are likely to adopt new regulatory requirements in response to FTX Trading’s collapse. Increased enforcement activity and changes in the regulatory environment, including changing interpretations and the implementation of new or varying regulatory requirements by the government or any new legislation affecting digital assets, as well as enforcement actions involving or impacting SEALSQ’s trading venues, counterparties and custodians, may impose significant costs or significantly limit its ability to hold and transact in digital assets.

In addition, private actors that are wary of digital assets or the regulatory concerns associated with digital assets may in the future take further actions that may have an adverse effect on SEALSQ’s business or the market price of its ordinary shares.

Due to the currently unregulated nature and lack of transparency surrounding the operations of many digital asset trading venues, digital asset trading venues may experience greater fraud, security failures or regulatory or operational problems than trading venues for more established asset classes, which may result in a loss of confidence in digital asset trading venues and adversely affect the value of SEALSQ’s digital assets.

Digital asset trading venues are relatively new and, in many cases, unregulated. Even if regulated, such venues may not be complying with such regulations. Furthermore, there are many crypto assets trading venues that do not provide the public with significant information regarding their ownership structure, management teams, corporate practices and regulatory compliance. As a result, the marketplace may lose confidence in digital asset trading venues, including prominent exchanges that handle a significant volume of Bitcoin, Ethereum or other digital asset trading and/or are subject to regulatory oversight, in the event one or more Bitcoin, Ethereum or other digital asset trading venues cease or pause for a prolonged period the trading of Bitcoin, Ethereum or other digital assets, or experience fraud, significant volumes of withdrawal, security failures or operational problems.

In 2019 there were reports claiming that 80-95% of Bitcoin trading volume on trading venues was false or non-economic in nature, with specific focus on currently unregulated exchanges located outside of the United States. Any actual or perceived false trading in the digital asset markets, and any other fraudulent or manipulative acts and practices, could adversely affect the value of SEALSQ’s Approved Cryptocurrencies. Negative perception, a lack of stability in the broader digital asset markets and the closure, temporary shutdown or operational disruption of digital asset trading venues, lending institutions, institutional investors, institutional miners, custodians, or other major participants in the digital asset ecosystem, due to fraud, business failure, cybersecurity events, government-mandated regulation, bankruptcy, or for any other reason, may result in a decline in confidence in any of the Approved Cryptocurrencies and the broader digital asset ecosystem and greater volatility in the price of the Approved Cryptocurrencies. For example, in 2022, each of Celsius Network, Voyager Digital, Three Arrows Capital, FTX Trading, and BlockFi filed for bankruptcy, following which the market prices of Bitcoin and other digital assets significantly declined. As the price of SEALSQ’s ordinary shares could be affected by the value of any digital assets SEALSQ may hold, the failure of a major participant in the digital asset ecosystem could have a material adverse effect on the market price of its Ordinary Shares.

SEALSQ’s failure to deal appropriately with conflicts of interest could adversely affect its businesses.

Some of SEALSQ’s executive officers, members of its Investment Committee and members of the Board of Directors engage in personal investment activities. These personal investments, done in their individual capacities or through affiliated investment vehicles, may give rise to potential conflicts or perceived conflicts between the personal financial interests of the executive officers, members of its Investment Committee or members of the Board of Directors and the interests of SEALSQ, any of its subsidiaries or any stockholder other than such executive officers, members of its Investment Committee or members of the Board of Directors.

SEALSQ’s historical financial statements does not reflect the potential variability in earnings that it may experience in the future relating to holdings of digital assets.

SEALSQ’s historical financial statements does not fully reflect the potential variability in earnings that it may experience in the future from acquiring, holding or selling significant amounts of digital assets.

The price of Bitcoin and other digital assets has historically been subject to dramatic price fluctuations and is highly volatile.

SEALSQ expects to determine the fair value of its Approved Cryptocurrencies based on quoted (unadjusted) prices on the applicable exchange (if available), and following adoption of ASU 2023-08, will be required to measure its holdings of the Approved Cryptocurrencies at fair value in SEALSQ’s statement of financial position, and to recognize gains and losses from changes in the fair value of its Approved Cryptocurrencies in net income each reporting period, which may create significant volatility in SEALSQ’s reported earnings and decrease the carrying value of its digital assets, which in turn could have a material adverse effect on the market price of its Ordinary Shares. Conversely, any sale of SEALSQ’s Approved Cryptocurrencies at prices above its carrying value for such assets creates a gain for financial reporting purposes even if SEALSQ would otherwise incur an economic or tax loss with respect to such transaction, which also may result in significant volatility in its reported earnings.

Due in particular to the volatility in the price of Bitcoin, Ethereum and HBAR, SEALSQ expects SEALSQ’s adoption of ASU 2023-08 may increase the volatility of its financial results and it could significantly affect the carrying value of SEALSQ’s Bitcoin and Ethereum on its balance sheet. Due to the investment in WeCan Group SA, the developer of the WeCan token, SEALSQ’s investment in the WeCan token will be valued at cost and reviewed periodically for indicators of impairment. Gains in the value of the WECAN token will only be recognized upon sale of the token.

Due to anticipated future purchases, SEALSQ expects that the proportion of its total assets represented by its holdings of the Approved Cryptocurrencies will increase in the future. As a result, and in particular with respect to the periods with respect to which ASU 2023-08 will apply, and for all future periods, volatility in its earnings may be significantly more than what SEALSQ experienced in prior periods.

The emergence or growth of new digital assets, including those with significant private or public sector backing, could have a negative impact on the price of the Approved Cryptocurrencies and adversely affect SEALSQ’s business

There are numerous alternative digital assets and many entities, including consortiums and financial institutions, that are researching and investing resources into private or permissioned blockchain platforms or digital assets. If such new digital assets are perceived as superior to those SEALSQ may hold, those new digital assets could gain market share relative to those it may hold and the value of digital assets it may hold could decline or otherwise be lower than it otherwise would have been.

Additionally, central banks in some countries have started to introduce digital forms of legal tender. For example, China’s Central Bank Digital Currency (“CBDC”) project was made available to consumers in January 2022, and governments including the United States, the United Kingdom, the European Union, and Israel have been discussing the potential creation of new CBDCs. Whether or not they incorporate blockchain or similar technology, CBDCs, as legal tender in the issuing jurisdiction, could also compete with, or replace, Bitcoin, Ethereum and other digital assets SEALSQ may hold as a medium of exchange or store of value. As a result, the emergence or growth of these or other digital assets could cause the market price of the Approved Cryptocurrencies it may hold to decrease, which could have a material adverse effect on SEALSQ’s business, prospects, financial condition, and operating results.

SEALSQ’s holdings of digital assets will be less liquid than its existing cash and cash equivalents and may not be able to serve as a source of liquidity for it to the same extent as cash and cash equivalents.

Historically, the digital asset markets have been characterized by significant volatility in price, limited liquidity and trading volumes compared to sovereign currencies markets, relative anonymity, a developing regulatory landscape, potential susceptibility to market abuse and manipulation, compliance and internal control failures at exchanges, and various other risks inherent to entirely electronic, virtual form and decentralized networks. During times of market instability, SEALSQ may not be able to sell its digital assets at favorable prices or at all. For example, a number of Bitcoin trading venues temporarily halted deposits and withdrawals in 2022. As a result, SEALSQ’s holdings of digital assets may not be able to serve as a source of liquidity for SEALSQ to the same extent as cash and cash equivalents. Further, the Approved Cryptocurrencies SEALSQ intends to hold with its custodians and transact with its trade execution partners do not (and may not in the future) enjoy the same protections as are available to cash or securities deposited with or transacted by institutions subject to regulation by the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation. Additionally, SEALSQ may be unable to enter into term loans or other capital raising transactions collateralized by its unencumbered digital assets, or otherwise generate funds using digital asset holdings, including in particular during times of market instability or when the price of its digital assets has declined significantly. If SEALSQ is unable to sell its digital assets, enter into additional capital raising transactions using its digital assets as collateral, or otherwise generate funds using its digital asset holdings, or if SEALSQ is forced to sell its digital assets at a significant loss, in order to meet its working capital requirements, its business and financial condition could be negatively impacted.

SEALSQ is not registered as an investment company under the Investment Company Act of 1940 (as amended, the “ICA”) or as a Commodity Pool Operator, Commodity Trading Advisor or otherwise under the Commodity Exchange Act of 1936 (as amended, the “CEA”) and shareholders do not have the protections associated with ownership of shares in a registered investment company under the ICA nor the protections afforded by the CEA.

The ICA is designed to protect investors by preventing insiders from managing investment companies to their benefit and to the detriment of public investors, such as the issuance of securities having inequitable or discriminatory provisions; the management of investment companies by irresponsible persons; the use of unsound or misleading methods of computing earnings and asset values; changes in the character of investment companies without the consent of investors; and investment companies engaging in excessive leveraging. To accomplish these ends, the ICA requires the safekeeping and proper valuation of fund assets, restricts greatly transactions with affiliates, limits leveraging, and imposes governance requirements as a check on fund management.

The SEALSQ Group is not registered as an investment company under the ICA, and believes that it is not required to register as such under the ICA. Consequently, its shareholders do not have the regulatory protections provided to investors in investment companies.

SEALSQ will not hold or trade in commodity futures contracts regulated by the CEA, as administered by the CFTC, and believes that it is not a commodity pool for purposes of the CEA, and is not subject to regulation by the CFTC as a commodity pool operator or a commodity trading advisor. Consequently, SEALSQ’s shareholders will not have the regulatory protections provided to investors in CEA-regulated instruments or commodity pools.

Regulatory change reclassifying Bitcoin, Ethereum or other digital assets as a security could lead to SEALSQ’s classification as an “investment company” under the Investment Company Act of 1940, as amended, or the 1940 Act, and could adversely affect the market price of Bitcoin, Ethereum or its other digital asset holdings and the market price of its ordinary shares.

Under Sections 3(a)(1)(A) and (C) of the ICA, a company generally will be deemed to be an “investment company” for purposes of the ICA if (1) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (2) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. SEALSQ does not believe that it is an “investment company,” as such term is defined in the ICA, and is not registered as an “investment company” under the ICA as of the date hereof.

A determination that the digital assets SEALSQ holds are securities could lead to its classification as an “investment company” under the ICA, if the portion of its assets consisting of digital assets treated as securities, together with other securities SEALSQ holds, exceeds the applicable thresholds in the ICA, which would subject it to significant additional regulatory controls that could have a material adverse effect on its business and operations and may also require SEALSQ to change the manner in which it conducts its business.

On March 17, 2026, the SEC and CFTC issued a joint interpretation (Application of the Federal Securities Laws to Certain Types of Crypto Assets and Certain Transactions Involving Crypto Assets, Release Nos. 33-11412, 34-105020) regarding the application of federal securities laws to certain types of digital assets and transactions, or the Joint Interpretation. According to the Joint Interpretation, based on the SEC’s understanding of their characteristics, terms, and functions as of the date of the Joint Interpretation, Bitcoin (BTC), Ether (ETH), Hedera (HBAR) and certain other digital assets would not, in and of themselves, be considered securities for purposes of the federal securities laws. However, the Joint Interpretation does not mention certain digital assets SEALSQ holds or plans to hold, such as WECAN tokens, and thus, there is uncertainty as to whether such unmentioned digital assets may be treated as securities under the federal securities laws. While the Joint Interpretation provides comfort that Bitcoin, Ether, Hedera and certain other digital assets SEALSQ holds or plans to hold are not securities in and of themselves, certain transactions in such digital assets may nonetheless be considered investment contracts, and thus securities for purposes of the federal securities laws. The Joint Interpretation provides further comfort that specific transactions in non-securities digital assets, such as certain staking and mining services, would not be considered investment contracts. However, the Joint Interpretation does not discuss all digital asset-related activities and transactions that SEALSQ may undertake, and it is possible that certain of those activities or transactions could be determined to involve an investment contract, and thus, the holding, offer or sale of a security by SEALSQ for purposes of federal securities laws.

SEALSQ monitors its assets and income for compliance under the ICA and seeks to conduct its business activities in a manner such that it does not fall within its definitions of “investment company” or that SEALSQ qualifies under one of the exemptions or exclusions provided by the ICA and corresponding SEC regulations. If any of its digital assets are determined to constitute a security for purposes of the federal securities laws, SEALSQ would take steps to reduce the percentage of such digital assets that constitute investment securities under the ICA. These steps may include, among others, selling SEALSQ’s digital assets that SEALSQ might otherwise hold for the long term and deploying its cash in non-investment assets, and it may be forced to sell its digital assets at unattractive prices. SEALSQ may also seek to acquire additional non-investment assets to maintain compliance with the ICA, and it may need to incur debt, issue additional equity or enter into other financing arrangements that are not otherwise attractive to SEALSQ’s business. Any of these actions could have a material adverse effect on SEALSQ’s results of operations and financial condition. Moreover, SEALSQ can make no assurance that it would successfully be able to take the necessary steps to avoid being deemed to be an investment company. If it were unsuccessful, then SEALSQ would have to register as an investment company, and the additional regulatory restrictions imposed by ICA could adversely affect the market price of its digital assets and in turn adversely affect the market price of SEALSQ’s ordinary shares.

SEALSQ’s custodially-held digital assets may become part of the custodian’s insolvency estate if one or more of its custodians enters bankruptcy, receivership or similar insolvency proceedings.

If digital assets SEALSQ may hold with custodians are considered to be the property of its custodians’ estates in the event that any such custodians were to enter bankruptcy, receivership or similar insolvency proceedings, SEALSQ could be treated as a general unsecured creditor of such custodians, inhibiting its ability to exercise ownership rights with respect to such digital assets and this may ultimately result in the loss of the value related to some or all of such digital assets. A series of high-profile bankruptcies, closures, liquidations, regulatory enforcement actions and other events relating to companies operating in the digital asset industry, including the filings for bankruptcy protection by Three Arrows Capital, Celsius Network, Voyager Digital, FTX Trading and Genesis Global Capital, the closure or liquidation of certain financial institutions that provided lending and other services to the digital assets industry, including Signature Bank and Silvergate Bank, SEC enforcement actions against Coinbase, Inc. and Binance Holdings Ltd., the placement of Prime Trust, LLC into receivership following a cease-and-desist order issued by Nevada’s Department of Business and Industry, and the filing and subsequent settlement of a civil fraud lawsuit by the New York Attorney General against Genesis Global Capital, its parent company Digital Currency Group, Inc., and former partner Gemini Trust Company, have highlighted the counterparty risks applicable to owning and transacting in digital assets. Additional bankruptcies, closures, liquidations, regulatory enforcement actions or other events involving participants in the digital assets industry in the future may further negatively impact the adoption rate, price, and use of digital assets, limit the availability to SEALSQ of financing collateralized by digital assets, or create or expose additional counterparty risks. Any loss associated with such insolvency proceedings is unlikely to be covered by any insurance coverage SEALSQ may maintain related to digital asset holdings it may have. Even if SEALSQ is able to prevent any digital assets it may hold from being considered the property of a custodian’s bankruptcy estate as part of an insolvency proceeding, it is possible that it would still be delayed or may otherwise experience difficulty in accessing any digital assets it may hold with the affected custodian during the pendency of the insolvency proceedings. Any such outcome could have a material adverse effect on its financial condition and the market price of its Ordinary Shares.

A temporary or permanent blockchain “fork” to its digital assets could adversely affect SEALSQ’s business.

Blockchain protocols, including Bitcoin, Ethereum and the Hedera network, are open source. Any user can propose modifications to the protocol software. If a substantial majority of participants—such as miners in proof-of-work systems or validators in proof-of-stake systems—agree to adopt a proposed change, the modification may be implemented, allowing the protocol to evolve without disrupting network functionality. However, if less than a substantial majority of users and miners consent to the proposed modification, and the modification is not compatible with the software prior to its modification, the consequence would be what is known as a “fork”, i.e., “split” of the impacted blockchain protocol network and respective blockchain, with one prong running the pre-modified software and the other running the modified software. The effect of such a fork would be the existence of two parallel versions of the Bitcoin or other blockchain protocol network, as applicable, running simultaneously, but with each split network’s digital asset lacking interchangeability. A “hard fork” – where there is disagreement among the users about the rules of the network – can have a significant negative impact on value of the digital asset.

The Bitcoin network has been subject to “forks” that resulted in the creation of new networks, including Bitcoin cash ABC, Bitcoin cash SV, Bitcoin diamond, Bitcoin gold and others. Some of these forks have caused fragmentation among platforms as to the correct naming convention for forked crypto assets. Due to the lack of a central registry or rulemaking body, no single entity has the ability to dictate the nomenclature of forked digital assets, causing disagreements and a lack of uniformity among platforms on the nomenclature of forked digital assets, and which results in further confusion to customers as to the nature of assets they hold on platforms, and which can negatively impact the value of the digital assets. In addition, several of these forks were contentious and as a result, participants in certain communities may harbor ill will towards other communities. As a result, certain community members may take actions that adversely impact the use, adoption, and price of Bitcoin, or any of their forked alternatives.

Furthermore, when the Ethereum and Ethereum Classic networks split in July 2016, replay attacks, in which transactions from one network were rebroadcast on the other network to achieve “double-spending,” plagued platforms that traded Ethereum through at least October 2016, resulting in significant losses to some crypto asset platforms. Similar replay attacks occurred in connection with the Bitcoin cash and Bitcoin cash SV network split in November 2018. Another possible result of a hard fork is an inherent decrease in the level of security due to the splitting of some mining power across networks, making it easier for a malicious actor to exceed 50% of the mining power of that network, thereby making digital assets that rely on proof-of-work more susceptible to attack, as has occurred with Ethereum Classic.

SEALSQ intends to recognize forked and airdropped assets consistent with its custodians’ practices and policies. SEALSQ may not immediately or ever have the ability to withdraw a forked or airdropped Bitcoin, Ethereum or other digital assets that is received or created with respect to Bitcoin, Ethereum and/or other digital assets that it holds with SEALSQ’s custodians. Future forks may occur at any time. A fork can lead to a disruption of networks and SEALSQ’s information technology systems, cybersecurity attacks, replay attacks, or security weaknesses, any of which can further lead to temporary or even permanent loss of assets.

The due diligence procedures conducted by SEALSQ and its liquidity provider to mitigate transaction risk may fail to prevent transactions with a sanctioned entity.

SEALSQ plans to execute trades through liquidity providers, and will rely on these third parties to implement controls and procedures to mitigate the risk of transacting with sanctioned entities. While SEALSQ expects such third-party service providers to conduct their business in compliance with applicable laws and regulations and in accordance with its contractual arrangements, there is no guarantee that they will do so. Accordingly, SEALSQ may be exposed to risk that its due diligence procedures may fail. If SEALSQ is found to have transacted in digital assets with bad actors that have used digital assets to launder money or with persons subject to sanctions, it may be subject to regulatory proceedings, or digital asset may be subject to freezing or forfeiture and any further transactions or dealings in digital assets by SEALSQ may be restricted or prohibited.

Item 4.Information on the Company

A.History and Development of SEALSQ

SEALSQ Corp (formally known as “SEAL (BVI) Corp.”) was incorporated as a BVI business company under the BVI Act, in the British Virgin Islands on April 1, 2022 with company number: 2095496. The Company’s registered office is located at Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The registered agent of the Company is Harneys Corporate Services Limited of Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, VG 1110, British Virgin Islands. SEALSQ’s principal executive offices and effective place of management are located at Avenue Louis-Casaï 58, 1216 Cointrin, Switzerland. SEALSQ’s telephone number from the United States is 011 41 22 594 3000. SEALSQ’s website can be accessed at www.SEALSQ.com. The information on or linked to on SEALSQ’s website is not a part of this report.

SEALSQ Corp is the holding company of the SEALSQ Group. The SEALSQ Group consists of SEALSQ Corp, SEALSQ Corp’s branch, registered in Meyrin, Switzerland, SEALSQ France SAS, SEALSQ USA Ltd, SEALSQ Japan KK, SEALSQ France, Taiwan Branch and IC’Alps SASU. SEALSQ’s business purpose is to incorporate, acquire, hold, and dispose of interests in national and international entities, in particular entities active in the area of security technology of IoT devices, branded appliances and precious objects, and other such related areas.

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

On January 1, 2023, WISeKey contributed these subsidiaries to SEALSQ, and on May 23, 2023, as the then-sole shareholder of SEALSQ, distributed 20% of SEALSQ’s outstanding Ordinary Shares to holders of WISeKey Class B Shares (“Class B Shares”), including to holders of WISeKey American Depositary Shares (“ADSs”) representing Class B Shares, and to holders of WISeKey Class A Shares (“Class A Shares”), as a distribution by way of a dividend in kind to such holders who held such ADSs as of the May 22, 2023 record date and such Class B shares and Class A shares as of the May 19, 2023 record date (the “Spin-Off Distribution”). As of December 31, 2023, WISeKey held 100% ownership of SEALSQ Class F Shares with a par value of $0.05 per share (“Class F Shares” and the holders thereof “Class F Shareholders”) and 38.85% of SEALSQ Ordinary Shares.

On May 24, 2023, SEALSQ listed its Ordinary Shares on the Nasdaq Global Market under the ticker symbol “LAES”. On October 4, 2023, SEALSQ transferred the listing of its Ordinary Shares from the Nasdaq Global Market to the Nasdaq Capital Market.

On August 4, 2025, SEALSQ Corp received final approval from the French Ministry of the Economy, Finance and Industrial and Digital Sovereignty under applicable foreign investment regulations and completed the acquisition of 100% of the share capital and voting rights of IC’Alps SASU (“IC’Alps”), a France-based semiconductor design company. Following completion of the acquisition, IC’Alps became a wholly owned subsidiary of SEALSQ Corp.

On October 27, 2025, SEALSQ Corp transferred the listing of its ordinary shares from the Nasdaq Capital Market to the Nasdaq Global Select Market.

As of December 31, 2025, WISeKey held 99.99% ownership of the SEALSQ Class F Shares and 3.13% of SEALSQ Ordinary Shares.

The SEC maintains an internet site at http://www.sec.gov that contains reports, information statements, and other information regarding issuers that file electronically with the SEC.

B.Business Overview

Overview

SEALSQ was established to combine decades of expertise in cryptographic security and trusted digital infrastructure. Headquartered in Switzerland, SEALSQ operates across Europe, the United States and the APAC region. SEALSQ’s solutions provide the foundation of digital trust for businesses and governments worldwide.

SEALSQ generates revenues from the design and sale of semiconductor secure chips and from Digital Certificates, Software as a Service, Software licenses and Post-Contract Customer Support for cybersecurity applications.

SEALSQ’s comprehensive portfolio, which includes secure microcontrollers, PKI services, compliance with IoT standards like Matter, GSMA eUICC root certificates, tailored ASICs, and post-quantum cryptography capabilities, uniquely positions SEALSQ to address evolving market needs. SEALSQ has a comprehensive range of secure elements, smart card products, and open ARM platforms offering advanced standards of security, including quantum-proof cryptography.

Its principal activities include design, development, and marketing of semiconductor systems, with manufacturing outsourced to third-party foundries. Its main categories of products sold and/or services performed for each of the last three financial years are:

-	Semiconductors secure chips design and sales
-	Cloud-based authentication certificates and certificate management platform
-	ASICs custom design

Revenue contributions by category for each of the last three financial years were as follows:

Product category	2025	2024	2023
Secure chips	78%	100%	100%
Certificates	2%	<1%	<1%
ASIC Design	20%	—	—

The following table shows SEALSQ’s revenues by geography, based on customers’ billing addresses:

Geography	2025	2024	2023
North America	57%	68%	55%
Europe, Middle East & Africa	24%	17%	33%
Asia Pacific	18%	15%	12%
Latin America	1%	—	—

SEALSQ’s strategy involves (i) developing post-quantum technology hardware and software solutions and (ii) using its cash and other sources of liquidity to maximize shareholder value, including through potential investment and/or acquisition opportunities.

As of March 25, 2026, SEALSQ has raised over $575 million in cash since November 2024 to accelerate development and strategic investments. It ended the year with a strong cash position of $417.7 million as at December 31, 2025.

Post-Quantum Technology Hardware and Software Solutions

SEALSQ is a leading innovator in post-quantum technology hardware and software solutions. This technology seamlessly integrates Semiconductors, PKI, and Provisioning Services, with a strategic emphasis on developing state-of-the-art quantum-resistant cryptography and semiconductors designed to address the urgent security challenges posed by quantum computing. SEALSQ’s products are engineered to safeguard critical systems, enhancing resilience and security across diverse industries.

These capabilities, combined with SEALSQ’s entry into the TPM market through the QVault™ Trusted Platform Module and the commercial launch of the Quantum Shield QS7001™ secure microcontroller in Q4 2025, form the basis for strong growth potential and market leadership in the cybersecurity and IoT sectors.

As of December 31, 2025, the estimated pipeline for QS7001 and QVault TPM exceeded $60.0 million (for the years 2026–2028), forming part of the Company’s total estimated pipeline of $200 million for the same period. These figures reflect management estimates and are subject to conversion risks, customer validation, and technical integration.

What does SEALSQ do?

As a fabless semiconductor1 innovator, SEALSQ designs and markets secure microcontrollers and hardware architectures to anchor digital trust in a quantum-threatened world SEALSQ’s comprehensive portfolio, which includes secure microcontrollers, PKI services, compliance with IoT standards like Matter, GSMA eUICC root certificates, tailored ASICs, and post-quantum cryptography capabilities, uniquely positions the Company to address evolving market needs.

SEALSQ’s strategy is to offer off-the-shelf or custom-designed FIPS and Common Criteria certified quantum-resistant secure hardware, integrated within a vertical trust services ecosystem featuring a post-quantum root of trust, managed PKI services, and secure chip personalization and testing capabilities.

While the global embedded security chip market is projected to reach $12.6 billion by 20302, very few suppliers can offer certified, secure products, which makes the segment a good opportunity for innovative players capable of offering compliance with standards and responding to emerging threats like quantum computers. As a result of SEALSQ’s strengthened market capitalization, boosted by the market’s recognition of the risks posed by quantum computers and the need for new secure microcontrollers to protect against these, SEALSQ was able to raise over $575 million in cash since November 2024 in order to accelerate development and execute strategic investments that strengthen its growth pipeline.

In Q4 2025, SEALSQ commercially launched the Quantum Shield “QS7001”, the industry’s first quantum-resistant hardware platform embedding post-quantum cryptographic algorithms at hardware level. SEALSQ has also developed an estimated multi-million-dollar pipeline for this product and its upcoming Trusted Platform Module (“TPM”) version to be launched in 2026, with prominent players like Eviden (ATOS Group) or Trusted Semiconductor Solutions (“TSS”) confirming their strong interest for the QS7001. These pipeline figures reflect management estimates and are subject to conversion risks, customer validation, and technical integration.

SEALSQ has also allocated over $100 million to invest and develop technological partnerships with other Quantum companies. In Q1 2025, SEALSQ invested in ColibriTD, a French Quantum-as-a-Service (“QaaS”) company, co-developing a revolutionary approach to improve semiconductor wafer yields with SEALSQ. In August 2025, SEALSQ completed the acquisition of 100% of IC’Alps SASU (“IC’Alps”), a French ASIC design specialist. This acquisition aligns with SEALSQ’s custom chips (ASIC) development strategy, leveraging IC’Alps’ expertise and footprint in medical, automotive, and IoT applications. At the end of Q4 2025, SEALSQ invested $1 Million in EeroQ, a US based Quantum computer company, and announced a bold strategy to bring together post-quantum security with quantum computing science.

On September 25, 2025 SEALSQ also signed a €40 million investment deal to develop Spain’s first post-quantum, semiconductor personalization center through the joint venture Quantix Edge Security. The investment contribution is expected to be €20 million from the Spanish Government, €10 million from WISeKey and SEALSQ, and €10 million from partners OdinS and TProtege. This personalization center facility will focus on post-quantum chip design using RISC-V and meeting Common Criteria and NIST standards. SEALSQ anticipates generating revenue from this project by invoicing its professional services and licensing IPs to the joint venture. In the year ended December 31, 2025, SEALSQ had transferred €0.75 million in relation to this investment deal.

On November 6, 2025, SEALSQ invested $10 million into WISeSat to support the development of a secure satellite network designed to combat future quantum computing threats with a focus on delivering secure, post-quantum IoT communication and satellite-as-a-service.

1 A fabless semiconductor company designs and sells chips while outsourcing manufacturing to specialized foundries, which reduces capital costs, increases flexibility, speeds up product cycles, and allows more resources for design and R&D. Companies like Nvidia, AMD, and Qualcomm are typical examples of fabless semiconductor companies.

2 ABI Research (August 2025) “Embedded Security Market Set to Hit $12.6B as Regulations Reshape IoT Compliance Landscape”, Digital Authentication and Embedded Security Market Data (part of Trusted Device Solutions research service), available at “https://www.abiresearch.com/market-research/product/7786425-digital-authentication-and-embedded-security”.

SEALSQ delivers integrated digital security solutions that combine four critical components into a unified offering: Root of Trust, Secure Chips, trusted Identity Generation and Management (PKI), and Personalization Services. Together, these components ensure the confidentiality, integrity, and authenticity of connected devices and digital communications.

SEALSQ offerings are structured around four foundational technology pillars:

1.	SEALSQ’s Swiss-based Root of Trust:

Public Key Cryptography and Digital Certificates are used to encrypt or digitally sign any information such as communication data or device firmware updates. These processes rely on the concept of “Digital Trust” and “Root of Trust” as the only way to ensure trusted data is coming from authentic devices, or to safely apply a firmware update. SEALSQ’s Root of Trust offers neutrality, reliability, and is certified by leading industry standards such as WebTrust (browsers), Matter (Smart Home), and Wi-SUN (Smart Grid). In November 2025, SEALSQ also launched a sovereign U.S.-based Post-Quantum Root of Trust capable of supporting U.S. government agencies and enterprises in managing quantum-secure digital identities.

2.	Public Key Infrastructure services:

Leveraging this Root of Trust, SEALSQ offers a SaaS solution to issue and manage cryptographic credentials that authenticate users, devices, and systems. SEALSQ’s platform uses quantum-resistant cryptographic algorithms recommended by the National Institute of Standards and Technology (NIST). These include integration of ML-KEM (Kyber) and ML-DSA (Dilithium) into the INeS PKI platform for hybrid classical & post-quantum certificates.

3.	Personalization Services:

SEALSQ proposes industrial-scale systems for embedding digital identities into secure microcontrollers, enabling seamless integration and secure operation at scale. This includes the INeS Box for secure factory-floor provisioning and localized personalization capabilities supporting zero-touch onboarding. Supported by European and U.S. personalization and test centers, these services drive recurring revenue from personalization, lifecycle management, licensing, and security.

4.	Certified secure microcontrollers:

Designed to protect and store digital identities, SEALSQ’s certified secure microcontrollers ensure robust authentication for connected devices and systems. Key products include the VaultIC range designed for IoT applications, and SEALSQ’s new line of quantum-resistant microcontrollers featuring the QS7001 (launched commercially in November 2025 with development kits available) and the upcoming QVault TPM (scheduled for launch and production in 2026). The QS7001 leverages a secure 32-bit RISC-V core, delivering up to 10× higher performance than software-based PQC implementations.

Which industries does SEALSQ serve?

SEALSQ serves high-growth industries requiring secure, scalable, and certified solutions. SEALSQ’s products and services contribute to securing billions of connected objects today: luxury products, routers, gateways, utilities meters, E.V. chargers, drones, authentication dongles, storage memory USB sticks, medical devices, connected door-locks, and a variety of other electronic consumers devices. Additional applications include defense, financial services, timing and sensing, and regulated digital infrastructures.

Some examples of the use cases of SEALSQ’s products are as follows:

●	Smart Homes & Consumer Electronics: SEALSQ products help device makers accelerate time to market and reduce costs by easing compliance with the increasingly adopted Matter protocol, which ensures secure and seamless interoperability across connected devices. Since every Matter-certified device is mandatorily provisioned with a unique Device Attestation Certificate (DAC) issued by a CSA-approved PKI authority, this represents a direct and captive addressable market: according to ABI Research, more than 5.5 billion Matter-compliant devices are projected to ship between 2022 and 2030[3] each requiring a PKI-issued certificate — making device attestation one of the most structurally guaranteed growth opportunities in IoT security In 2025, SEALSQ achieved 8 new design-wins in the Matter ecosystem (versus 5 in 2024).
●	Automotive: Securing Plug-and-Charge infrastructure (EV Charging stations), a sector expected to grow at a 36% CAGR through 2030[4].
●	IoT and Smart Cities: Protecting billions of IoT devices, with the number of connected devices requiring protection set to reach more than 29 billion units by 2027[5].
●	Critical Infrastructure: Securing smart grids and utilities through FIPS 140-3 certified solutions.
●	Healthcare: Enabling secure communication for medical devices and sensitive patient data.
●	Industrial IoT: Providing tamper-resistant chips for sensors and mission-critical systems.
●	Drones & Robotics: Long term security partner of leading drone company PARROT, SEALSQ stands on the forefront of securing UAVs and Robots.

SEALSQ’s Key Differentiators and Value Proposition

1.	Digital Security “PURE” player:

SEALSQ focuses only on security, unlike its biggest hardware competitors who specialize in a broad range of embedded components.

2.	Digital Security “FULL” player:

The only market player integrating all aspects of a connected device’s security from the Root of Trust to the Secure Elements (secure microcontrollers), including PKI Services and industrial-scale personalization services. This end-to-end approach streamlines security deployment for connected devices and systems, reducing complexity and enhancing protection.

3 ABI Research, 2022 — https://www.abiresearch.com/press/more-than-55-billion-smart-home-matter-compliant-devices-will-ship-between-2022-and-2030

4 https://www.fortunebusinessinsights.com/north-america-electric-vehicle-charging-station-market-108624

5 https://iot-analytics.com/number-connected-iot-devices-2023/

3.	Post-Quantum Technology:

A key focus and competitive differentiator, SEALSQ commercially launched the QS7001 in Q4 2025, achieving significant early traction with an estimated $60.0 million pipeline for QS7001 and QVault TPM as of December 31, 2025. These figures reflect management estimates and are subject to conversion risks, customer validation, and technical integration.

4.	Fabless:

A cost-efficient, flexible business model focusing on the core profit area of the value chain (semiconductor design and trust services).

5.	Customization / ASICS:

SEALSQ designs and delivers tailor-made chips to meet the specific performance and security needs of its clients. The acquisition of IC’Alps in mid-2025 added approximately 100 ASIC engineers, enhancing custom chip design capabilities in high-reliability sectors including healthcare, security, and post-quantum platforms. IC’Alps renewed ISO 9001, ISO 13485, and EN 9100 certifications in Q4 2025.

6.	Neutral Root of Trust:

SEALSQ’s Swiss-based Root of Trust, accredited by numerous industry ecosystems or standards such as WebTrust, Matter, GSMA and Wi-SUN, supports compliance, neutrality, and reliability. A U.S.-based sovereign post-quantum Root of Trust initiative was launched in November 2025.

These differentiators allow SEALSQ to serve highly demanding global customers such as CISCO, THALES, SIEMENS, TOSHIBA, and Landis & Gyr. Additional partners and customers who engaged in discussions for SEALSQ’s products in 2025 included Eviden (Atos Group), Kaynes Semiconductor, Trusted Semiconductor Solutions and Lattice Semiconductors.

SEALSQ’s Products & Services

Certified Secure Microcontroller Products

Range Overview

SEALSQ is one of only six semiconductor companies in the world that can develop certified secure microcontrollers. SEALSQ has a comprehensive range of secure elements, smart card products, and open ARM platforms offering advanced standards of security, including quantum-proof cryptography.

SEALSQ’s secure chips range is organized into three primary categories, each designed for high-security applications in areas such as IoT, AI, and edge devices. Below is a structured overview by family:

●	Quantum-Resistant RISC-V Secure Chips: This family focuses on post-quantum cryptography for future-proof security.
◾	QS7001: A next-generation chip integrating NIST-approved ML-KEM and ML-DSA algorithms at the hardware level, supporting hybrid migration and protection for AI, IoT, and edge devices.
◾	QVault TPM (models 183 and 185): FIPS 140-3 and TCG-certified trusted platform modules built on a CC EAL5+ certified RISC-V platform, securing device identities, boot integrity, and cryptographic operations; available open for custom firmware or pre-provisioned.

●	VaultIC Secure Elements: Ready-to-use, tamper-resistant microcontrollers with embedded firmware for configurable cryptographic services, suitable for IoT, authentication, and government applications.
◾	VaultIC408: FIPS 140-3 and CC EAL5+ ready for IoT security, featuring ECC, AES, and digital signature capabilities.
◾	VaultIC292: Cost-effective solution for secure object authentication and TLS connections.
◾	VaultIC18X series (183 and 186): Contact-based chips for anti-counterfeiting in accessories like chargers and batteries.
◾	VaultIC155: The most secure NFC tag with CC EAL4+ hardware, enabling product authentication, traceability, and NFT linking to physical assets.
◾	VaultIC405: Tailored for FIPS-certified P25 radio applications in government and military sectors.
●	Secure ARM Platforms (MS600X series): CC EAL5+ certified 32-bit ARM SC300-based microcontrollers for fast time-to-market in sensitive applications like access control and secure storage.
◾	MS6003: Includes integrated USB for FIDO tokens, crypto wallets, and secure storage, with 1MB Flash, 24KB RAM, and interfaces like SPI and I2C.
◾	MS6001: Cost-effective option for embedded systems, offering similar specs without USB.

In addition to these next-generation families, SEALSQ also maintain~~s~~ legacy products that contribute to SEALSQ’s revenue as described below:

●	Smart Card Reader Chips: This family provides EMV-CO and ISO 7816 compliant hardware platforms based on 8/16-bit RISC processors, enabling quick design of contact and dual-interface smart card readers without custom development. Widely adopted by leading OEMs, they target applications in healthcare, pharmaceuticals, government, education, identity verification, and access management.
◾	AT90 SCR200: Flash-based model for faster time-to-market.
◾	AT90 SCR075: Cost-effective ROM-based variant to reduce costs once firmware is proven.
●	CISCO-Specific Products: As a key supplier in Cisco’s supply chain, SEALSQ provides secure semiconductors earning the Cisco 2023 Supply Chain Security Champion Award for proactively securing Cisco IP and protecting the brand; these traditional secure chips, are planned to be gradually replaced with SEALSQ’s Quantum-Resistant chips to enhance protection against emerging quantum threats

QS7001 - Quantum-Resistant Secure Semiconductors update

In 2025, SEALSQ marked a groundbreaking achievement with the introduction of the QS7001, the world’s first commercially available secure semiconductor embedding NIST-standardized post-quantum cryptography algorithms ML-KEM (Kyber) and ML-DSA (Dilithium) directly in hardware. This milestone stems from the QUASAR project, launched in 2022 to develop a post-quantum Root of Trust and Hardware Security Module compliant with French ANSSI recommendations and Common Criteria EAL5+ certification, resulting in the QS7001 and its TPM variant, QVault TPM.

In March 2026, SEALSQ announced a clear certification roadmap for its QS7001 Secure Element and QVault TPM product lines, confirming that production samples for the first-generation variants are now available and all four products—QS7001 V1/V2 and QVault TPM-183/185—remain on track (“green” status) through Q4 2026. The roadmap targets Common Criteria EAL5+, FIPS 140-3, and TCG certifications to ensure compliance with post-quantum standards and support the NSA CNSA 2.0 2027 mandates6. Key milestones include:

●	QS7001 V1: Hardware Evaluation Test Report (ETR) and CC Lab Letter expected in April 2026.
●	QS7001 V2: expected fabrication completion in April 2026, with CC ETR expected in or around September 2026.
●	QVault TPM-183: FIPS 140-3 Lab Letter to NIST expected in May 2026, TCG Certification expected in or around August 2026.
●	QVault TPM-185: Engineering samples expected in July 2026, FIPS 140-3 submission expected in or around September 2026, TCG Certification expected in or around October 2026.

Conducted with accredited third-party labs like SERMA Technologies, this schedule reinforces SEALSQ’s commitment to delivering certified, hardware-rooted post-quantum solutions that enable seamless migration for organizations, device manufacturers, and critical infrastructure providers.

SEALSQ’s quantum roadmap is a strategic initiative that is designed to deliver the technology, services, and strategic frameworks necessary for an end-to-end quantum-safe transformation while ensuring cryptographic agility in an evolving digital landscape.

SEALSQ is witnessing significant global traction from industry partners, system integrators, and technology OEMs seeking robust security solutions to face upcoming quantum computers’ capability to break current encryption technology: SEALSQ has strengthened its collaboration network with industry consortia, integrators, and standards bodies to accelerate scalable deployment of its quantum-resistant products (QS7001 and its TPM version QVault TPM) worldwide and has entered commercial discussions with approximately 115 potential customers who have expressed strong interest. Adoption spans multiple continents, with deployments and pilot programs underway in North America, Europe, and Asia Pacific. The total estimated pipeline for the QS7001 and its TPM version is $60 million as of December 31, 2025. These figures reflect management estimates and are subject to conversion risks, customer validation, and technical integration.

Initially unveiled at the IQT Quantum + AI Conference in New York on October 20, 2025, the QS7001’s commercial launch was announced during a dedicated event at the Las Vegas Grand Prix on November 21, 2025, where the first development kits were made available to customers for integration and application development.

Leveraging a secure 32-bit RISC-V core, the QS7001 delivers up to 10× higher performance than software-based post-quantum implementations while offering enhanced resistance to side-channel attacks and physical tampering. It aims at enabling compliance for device makers with emerging post-quantum mandates like CNSA 2.0 and is adapted to resource-constrained environments such as IoT, cryptocurrencies, defense, healthcare, and critical infrastructure.

SEALSQ is taking the lead in the industry as it believes that the QS7001 will become a key player of any quantum-resistant security strategy, targeting a potential market of over 1.75 billion7 connected devices worldwide that could require immediate protection against “Harvest Now, Decrypt Later” (HNDL) threats.

6 https://media.defense.gov/2022/Sep/07/2003071836/-1/-1/0/CSI_CNSA_2.0_FAQ_. PDF

7 https://www.sealsq.com/investors/news-releases/sealsq-achieves-a-new-milestone-secures-1.75-billion-devices-worldwide-with-hybrid-cryptographic-model-as-demand-for-post-quantum-chips-accelerates

The initiative has been enthusiastically welcomed by PQC advocates and potential future customers testing the product, including Lattice Semiconductors, Eviden (Atos Group), Authentrend, Capgemini Engineering, ColibriTD, FortifyIQ Inc., Granite River Labs, Kaynes Semiconductor, Landis+Gyr, Metavisio (Thomson Computing), PORTYQ, Quantix Edge Security, Serma Security, Trusted Semiconductor Solutions, and manufacturing partner UMC, alongside a new partnership with the BWT Alpine Formula One Team to explore applications in high-stakes environments.

Vault-IC family update: VaultIC 408 FIPS 140-3 certification and feature for OpenSSL

FIPS 140-3 certification

The Vault-IC408 has achieved FIPS 140-3 Security Level 3 (overall) validation. This is a significant milestone, as FIPS 140-3 is the latest global benchmark for cryptographic modules, replacing the older 140-2 standard.

Physical Security: Level 3 certification ensures the module is tamper-resistant and includes identity-based authentication.

Compliance: It is listed on the NIST Cryptographic Module Validation Program (CMVP) “Modules in Process” list, confirming it has passed rigorous laboratory testing (via UL Verification Services).

Algorithms: It supports a wide range of NIST-approved algorithms, including AES (up to 256-bit), ECC (up to 576-bit), and RSA (up to 2048-bit), alongside hardware-based random number generation (SP 800-90A/B).

OpenSSL Provider Integration

With the release of OpenSSL 3.0, the architecture shifted from “Engines” to “Providers”. A Provider is a modular component that implements cryptographic algorithms.

Seamless Integration: By using a dedicated VaultIC408 OpenSSL Provider, developers can delegate cryptographic operations (like signing or decryption) to the hardware secure element without modifying their application core OpenSSL logic.

Security: This ensures that sensitive private keys never leave the VaultIC408 hardware, while the application benefits from the high-level OpenSSL API.

FIPS Mode: When used with the OpenSSL FIPS provider, systems can maintain end-to-end compliance—using the VaultIC408 for hardware-backed security and OpenSSL for FIPS-validated software processing.

Secure ARM Platforms (MS600X series) Family update: MS6003 now a FIDO2-Compliant Secure Microcontroller

The MS6003, SEALSQ’s advanced secure microcontroller, now provides a turnkey solution for building FIDO2-compliant authenticators. Integrating FIDO firmware into this hardware is the primary path to achieving CTAP (Client-to-Authenticator Protocol) certification, specifically for CTAP 2.1.

Firmware Integration Strategy

The MS6003 is powered by a 32-bit ARM SecureCore SC300 and features 1MB of Flash, specifically designed to house complex FIDO2 stacks.

Preloaded Applications: Since Q2 2025, SEALSQ offers a pre-certified FIDO2 reference design. This firmware implements the full CTAP2.1 stack, including support for Resident Keys (discoverable credentials) and HMAC-secret extensions required for Windows Hello compatibility.

Hardware Abstraction: The firmware leverages the MS6003’s integrated USB 2.0 interface, eliminating the need for external bridge chips. It maps CTAP commands directly to the cryptographic hardware accelerators for AES, ECC, and RSA operations.

ASIC Design Services with IC’Alps

ASIC chip design refers to the development of Application-Specific Integrated Circuits (ASICs)—custom semiconductor chips engineered to perform a specific function within an electronic system. Unlike general purpose processors, ASICs are designed and optimized for a defined set of tasks such as cryptographic processing, device authentication, signal processing, or secure communications. By tailoring the chip architecture to a particular application, ASIC chip design enables significantly higher efficiency, reliability and security compared with programmable or off-the-shelf components.

in August 2025, SEALSQ acquired IC’Alps, a leading ASIC design specialist, and now offers a comprehensive portfolio of custom integrated circuits development services. IC’Alps’ design centers in Grenoble and Toulouse, combined with SEALSQ’s semiconductor industrial and supply chain capabilities, enable SEALSQ to deliver full-custom intellectual property (IP) blocks and turnkey ASICs for high-reliability and sensitive applications.

The acquisition of IC’Alps has strengthened SEALSQ’s leadership in sovereign, quantum-resistant semiconductor solutions, supporting critical sectors such as healthcare, cybersecurity, IoT, and beyond. This positions SEALSQ to deliver end-to-end secure hardware innovations in the post-quantum era.

See Item 10.C. Material Contracts for additional information on the acquisition of IC’Alps.

Core Capabilities and Value Proposition

The growing demand for a trusted, sovereign partner in ASIC development for mission-critical applications underscores IC’Alps’ unique value proposition. Customers increasingly require cutting-edge expertise in ultra-low-power design, optimized sensor interfaces, advanced energy management, and state-of-the-art security solutions, all delivered in strict compliance with stringent technical, geopolitical, and quality standards. IC’Alps’ proven capabilities are now recognized internationally, with strong traction among demanding customers in the European Union and North America.

Key Markets and Applications

Healthcare Applications (ISO 13485 Certified)

IC’Alps specializes in ultra-low-power designs for demanding medical devices, including:

-	Leadless pacemakers for cardiac rhythm management
-	Brain-computer interfaces (employing specialized electrodes and ultrasound-based technologies)
-	Advanced ultrasound probes with integrated micro-beamforming (for external use and minimally invasive procedures, such as Intracardiac Echocardiography – ICE)
-	Ultrasound-based biometric solutions
-	Several client projects have advanced to human clinical trials.

Security and Cryptography (Common Criteria Certified):

IC’Alps developed secure sub-blocks (e.g., True Random Number Generators and countermeasures) as well as complete cryptographic devices built around embedded processors (primarily RISC-V architectures). These solutions support SEALSQ’s product portfolio and sovereign requirements for French and European Union clients.

As announced in October 2025, IC’Alps is actively designing a state-of-the-art post-quantum cryptography (PQC) platform targeting advanced CMOS nodes. This effort supports the QASIC (Quantum-Resistant ASIC) initiative, with the first prototypes anticipated in 2026. The team concurrently manages approximately 12 projects, applying ISO 9001 and EN 9100 (aeronautics) certifications based on customer specifications. Strategic Foundry Partnerships IC’Alps has expanded its ecosystem of preferred partnerships with leading global foundries, including:

●	TSMC (DCA trusted design partner)

●	X-FAB (xchain network partner)
●	ams-OSRAM (preferred partner)
●	Intel Foundry (Design Services Alliance – DSA and Value Chain Alliance – VCA within the Accelerator Alliance Program)
●	GlobalFoundries (GlobalSolutions design & supply partner)

These alliances enable design expertise across process nodes from mature 0.18 µm technologies to advanced 18A nodes, encompassing various CMOS flavors (bulk, SOI, FDSOI, FinFET, and others).

Active engagement at major foundry events in the United States and Europe, including booths and presentations, continues to highlight IC’Alps’ technical achievements.

Quality Management and Certifications

In Q4 2025, IC’Alps successfully renewed its core certifications for a three-year period:

●	ISO 9001
●	ISO 13485
●	EN 9100

The renewal process for site-level Common Criteria certification is progressing, with completion targeted in or around Q1 2026.

Trust Services

At the core of SEALSQ’s value proposition is the ability to offer not only secure microcontrollers, but also to securely and conveniently generate, inject and manage a unique and universally trusted digital identity for each connected device. SEALSQ’s Public Key Infrastructure (PKI) services allow to create and assign a unique digital identity to every connected device and manage it throughout its lifecycle. Digital identities are called Certificates. These Certificates authenticate devices and enable secure communication with other devices or cloud services like AWS or Azure.

Factory Provisioning with INeS Box

The INeS Box (part of SEALSQ’s INeS PKI-as-a-Service) is a high-security hardware appliance specifically designed for secure provisioning on the factory floor. It bridges the gap between a high-level Certificate Authority (CA) and the rigorous, high-speed environment of an IoT production line.

Secure Manufacturing Integration

In a typical manufacturing flow, the INeS Box acts as a localized, tamper-resistant “security broker.” It allows manufacturers to inject unique digital birth certificates and private keys into devices (like the VaultIC or MS series) without requiring a constant, high-latency connection to a cloud-based CA.

On-Premises Secret Generation: It generates or securely fetches unique cryptographic pairs and signs X.509 certificates locally.

Zero-Trust Protection: Because the INeS Box handles the sensitive “key injection” step, the factory’s own network and employees never have access to the raw private keys, mitigating the risk of cloning or “gray market” overproduction.

Scalability: It is designed to interface directly with industrial programming tools and testers, supporting the high-volume throughput required for millions of devices.

Lifecycle & Compliance

By using the INeS Box, OEMs ensure that every device leaves the factory with a verified identity compatible with standards like Matter, Wi-SUN, or custom corporate PKIs. This initial provisioning is the foundation for “Zero-Touch Onboarding,” where a device can automatically and securely connect to its final cloud destination (like AWS or Azure) the moment it is powered by the end user.

PKI & Root of Trust: Integrating Post-Quantum Cryptography & U.S. Based RoT

To prepare for the quantum era, SEALSQ has integrated NIST-standardized Post-Quantum Cryptography (PQC) algorithms—specifically ML-KEM (Kyber) and ML-DSA (Dilithium)—directly into the INeS PKI platform. This integration enables the issuance of PQC certificates and classical certificates that combine classical (RSA/ECC) and quantum-resistant signatures, ensuring both backward compatibility and “Harvest Now, Decrypt Later” protection.

In November 2025, SEALSQ launched a sovereign U.S.-based Post-Quantum Root of Trust. Hosted on American soil, this infrastructure allows U.S. government agencies and enterprises to manage quantum-secure digital identities independently. This “Made in USA” root serves as the ultimate trust anchor for critical infrastructure, aligning with CNSA 2.0 mandates and providing a future-proof foundation for secure IoT, satellite, and cloud ecosystems.

1.	Business Development

In 2025, SEALSQ achieved strong growth in its semiconductor secure chip design and sales business, driven primarily by increased sales to its existing customer base and higher product penetration across key applications.

Key application areas driving demand in 2025 included:

-	Smart metering
-	Access control systems
-	Electronic door openers
-	Authentication tokens (e-token applications)
-	Secure communication systems (including P25-based infrastructure)

Revenue growth for the hardware semiconductor business was supported by continued demand for the Smart Card Reader SCR200, which recorded a 51% increase in revenue compared to 2024, reflecting higher volumes and expanded deployments by major customers. This performance underscores the strength of the Company’s established product portfolio and long-standing customer relationships.

SEALSQ’s Secure Element (SE) product line, including the VIC405 and VIC408, also experienced significant demand growth, particularly in smart metering and secure communication applications. This growth was driven by project ramp-ups and new deployments among key customers, as well as increasing adoption in infrastructure requiring secure key management.

Additionally, in November 2025, the Company completed the commercial launch of the QS7001, expanding its advanced security solutions portfolio. The product has been positively received by global partners and OEMs, with initial customer engagement supported by the distribution of development kits across multiple regions and application areas.

As for the cloud-based authentication certificates and certificate management platform activities, the trust services business, which includes PKI and provisioning solutions, 2025 was marked by significant expansion, with revenue increasing by 586% compared to 2024. Although it only contributed 2% of total revenue in 2025, growth for trust services was driven by increasing demand for secure device identity and lifecycle management across IoT applications, particularly in smart home ecosystems. The Company’s PKI solutions gained traction with customers adopting interoperable standards such as Matter, supporting secure onboarding and authentication of connected devices.

SEALSQ also advanced the deployment of its INeS Box, an on-premise PKI solution designed for secure factory provisioning. The platform gained initial adoption in Europe and generated growing interest in Asia, particularly in Japan, where demand is driven by emerging smart home and IoT standards.

Finally, the ASIC design business performance in 2025 was impacted by a temporary slowdown in new ASIC requests, primarily driven by reduced R&D investment in the automotive sector amid broader industry challenges. The outlook strengthened markedly in Q4 2025, fueled by positive feedback from long-standing IC’Alps customers on both the SEALSQ acquisition and the expanded opportunities in post-quantum cryptography (PQC) solutions made possible by SEALSQ Group synergies.

Overall, SEALSQ strengthened its position as a provider of integrated hardware and digital trust solutions, addressing increasing global demand for cybersecurity, device authentication, and secure infrastructure.

Geographically, SEALSQ continued to diversify its revenue base, with North American revenue increasing significantly over the past three years, reflecting successful international expansion and growing customer adoption.

See Item 5.A. Operating and Financial Review and Prospects for additional information on the Company’s 2025 performance.

USA

In 2025, the United States remained a strategic growth market for SEALSQ, driven by increasing demand for high-assurance cybersecurity solutions across enterprise, industrial, cloud infrastructure, and critical IoT applications. SEALSQ continued to strengthen its position as a trusted security partner through the expansion of its PKI Services offering and the introduction of Post-Quantum Cryptography (PQC) hardware-based solutions.

●	Solid Business Growth:

SEALSQ recorded continued business expansion in the US in 2025, supported by a growing market share in PKI Services and increased customer engagement throughout the year. Commercial momentum accelerated notably in the second half of the year as customers in the U.S. advanced their quantum-readiness and long-term security roadmaps materialized by new quantum-resistant product features requirements. SEALSQ delivered 22% revenue growth in the US in 2025 versus 2024, from $7.5 million to $9.1 million, excluding revenue from the newly acquired ASIC segment.

●	Expansion of PKI Services

A major highlight of 2025 was the strengthening of SEALSQ’s PKI Services footprint in the US. Customers increasingly adopted SEALSQ’s PKI solutions to support secure identity, device authentication, and lifecycle key management, reinforcing SEALSQ’s role as a long-term security services partner rather than a standalone technology provider.

●	Strategic Partnerships in PQC Hardware

SEALSQ engaged in advanced discussions with key major US silicon providers to establish strategic partnerships aimed at promoting and commercializing PQC hardware-based products. These collaborations would be expected to accelerate market adoption of quantum-resistant security solutions by combining SEALSQ’s cryptographic expertise with leading US silicon platforms.

●	Expanding Customer and Partner Pipeline

In 2025, SEALSQ expanded its US pipeline through active engagement with enterprise customers, system integrators, and semiconductor partners, who showed strong interest in the SEALSQ Group’s hardware-rooted PQC solutions and integrated PKI services. Several opportunities have progressed to advanced evaluation and co-development phases, reinforcing medium- and long-term revenue visibility.

EMEA

In 2025, EMEA remained a key strategic market for SEALSQ, driven by increasing adoption of secure connectivity solutions across consumer, industrial, and smart home applications. SEALSQ continues to strengthen its position as a trusted security partner for leading global and regional OEMs.

A major highlight of 2025 was the achievement of a significant number of new design wins (confirmation that SEALSQ’s product has been selected and will be built into a customer’s product design) in 2025, 8 design-wins in 2025 versus 5 in 2024, with widespread adoption of the MATTER protocol. High-profile customers, including DeltaDore, Tedee, and Hager, validate SEALSQ’s ability to support secure, interoperable smart devices at scale.

●	Broad Geographic Adoption:

SEALSQ recorded strong MATTER-related design-win activity across multiple EMEA countries, including Estonia, Poland, Germany, and France. This broad regional adoption confirms SEALSQ’s capability to scale its security solutions across diverse markets and applications.

●	Expanding Customer Pipeline:

In 2025, SEALSQ engaged with more than 30 customers across EMEA who showed strong interest in the new QS7001 secure MCU and QVault TPM solutions and early adoption of post-quantum cryptography. Several customers have already initiated active development on the QS7001 platform, reinforcing future revenue visibility.

●	Strategic Outlook

With continued MATTER momentum, growing platform adoption, and a strong late-stage pipeline, SEALSQ is well positioned for sustained growth in EMEA, with increasing design-win-to-production conversion expected beyond 2025.

APAC

●	Business Growth:

SEALSQ achieved 95% revenue growth in Asia Pacific in 2025 versus 2024, reflecting strong commercial traction, increased customer adoption, and successful market penetration across connected appliance segments.

Japan

●	Strong Market Momentum:

In 2025, Japan emerged as a key strategic growth market for SEALSQ, driven by accelerating demand for secure connectivity in smart home and HVAC applications. SEALSQ’s technology alignment with local and global standards has positioned SEALSQ as a preferred security partner for leading Japanese OEMs.

●	Major Design Wins in Smart HVAC:

A key milestone in H2 2025 was the achievement of multiple designs under development or design-wins with major air conditioning manufacturers, integrating MATTER protocol into next-generation products. These projects IN or WIN confirm SEALSQ’s leadership in:

●	Secure device authentication and lifecycle protection
●	Interoperability with global smart home ecosystems
●	Security architectures suited to long-lifecycle consumer appliances

●	Local Ecosystem Leadership – ECHONET Lite:

SEALSQ’s adoption of the ECHONET Lite protocol, Japan’s dominant smart home and energy standard, has significantly accelerated customer engagement. This strategic move has strengthened SEALSQ’s local credibility, simplified system integration, and increased demand for its security solutions among domestic players.

●	Expanding Customer Pipeline:

In 2025, SEALSQ engaged with more than 30 Japanese customers, including OEMs and system integrators, showing strong interest in QS7001 secure MCU and QVault TPM solutions. These engagements span evaluation, design-in, and pre-production phases, creating a robust pipeline for potential future revenue growth.

●	Strategic Outlook:

With strong growth, validated design wins, and deep alignment with Japanese standards like WI-SUN, MATTER and ECHOBET LITE protocols, SEALSQ is well positioned for sustained expansion in Japan. The market is expected to deliver continued revenue growth beyond 2025, driven by smart appliance adoption, increasing security requirements, and SEALSQ’s differentiated secure hardware and software portfolio.

Taiwan

●	Strong Market Momentum:

In 2025, Taiwan emerged as an increasingly strategic market for SEALSQ, driven by strong demand for secure hardware solutions and advanced embedded applications. SEALSQ is reinforcing its position within Taiwan’s dynamic semiconductor and ODM ecosystem.

●	Accelerating Design Activity in H2 2025:

A major highlight of 2025 was the significant number of new designs under development in H2, leveraging SEALSQ Secure Element solutions for smart metering applications with currently 3 new designs under development at customer for this application, drones, IoT modules, and e-token platforms. These developments demonstrate growing customer confidence in SEALSQ’s secure hardware portfolio.

●	Expansion into Emerging Applications:

In parallel, SEALSQ engaged in advanced technical and commercial discussions with multiple Taiwanese customers for drone applications during H2 2025, opening new opportunities in security-critical and high-performance embedded systems.

●	Expanding Customer Pipeline:

In 2025, SEALSQ identified more than 25 active customer engagements in Taiwan, with strong interest in the QS7001 secure MCU and QVault TPM solutions, particularly for laptop and computing platforms. Several customers have already initiated active project development on the QS7001 platform, reinforcing future production potential.

Acquisitions and Investments

Acquisition and Investment Strategy

SEALSQ’s acquisition and investment strategy is designed to reinforce its position across secure semiconductors, post-quantum cryptography, and trusted digital infrastructure. As part of this strategy, in February 2025, SEALSQ announced the launch of its Quantum Fund with an initial allocation of $20 million assigned to invest in pioneering startups specializing in quantum computing, Quantum-as-a-Service (QaaS) and AI-driven semiconductor technologies. The Quantum Fund has evolved with a total allocation of $200 million to invest as of March 27, 2026, with a goal to accelerate the development of a fully integrated Quantum Vertical Sovereign Stack: an end-to-end Root to Qubit ecosystem that ensures technological independence, security and resilience in the Quantum era.

SEALSQ actively evaluates acquisition opportunities across the following 8 complementary strategic categories, each aligned with its long-term technology roadmap and platform-driven growth strategy.

1. Design Houses or IP Providers (PQC / Embedded Security)

SEALSQ targets ASIC, SoC, chiplet design houses, and security IP providers to expand its post-quantum hardware portfolio and replicate the IC’Alps integration model, with a strong preference for US-based assets.

2. Embedded Software and Security-Centric Operating Systems

Acquisitions in this category aim to complement SEALSQ’s secure hardware with embedded operating systems and secure execution environments, enabling platform openness and third-party integration.

3. Post-Quantum Cryptography Software

SEALSQ evaluates PQC software providers to enable hybrid deployments on non-PQC hardware and broaden its coverage across software-based and mixed post-quantum implementations.

4. AI for Security or Security for AI

This direction focuses on technologies leveraging AI to enhance hardware security or providing hardware-based trust to protect AI models and workloads.

5. Post-Silicon Services (Test and Personalization)

Targets include secure test, provisioning, and cryptographic personalization capabilities that support industrial-scale deployment of secure semiconductors.

6. Security Services and Transaction-Based Trust Solutions

SEALSQ seeks service platforms for post-quantum-ready key management, device onboarding, credential lifecycle management, and secure transactions to support recurring revenue models.

7. Certification, Attack, and Compliance Services

This category addresses certification labs, attack labs, and compliance-as-a-service providers that accelerate alignment with evolving security and post-quantum standards.

8. Quantum Computing Ecosystem

SEALSQ selectively engages with quantum hardware and software players to co-validate its post-quantum platforms and prepare for future quantum-era compatibility. SEALSQ prioritizes targets located in Europe or North America, with clear strategic alignment to its secure semiconductor and post-quantum roadmap as well as quantum ambition. Preferred companies demonstrate differentiated technology or IP, experienced teams, and commercially validated solutions, with a focus on disciplined integration and long-term value creation.

Recent Acquisitions and Investments

IC’Alps Acquisition

In 2025, SEALSQ completed the acquisition of 100% of the share capital and voting rights of IC’Alps. This acquisition marks a significant step in SEALSQ’s strategic expansion into ASICs and post-quantum technologies.

This acquisition builds on SEALSQ’s strategic initiative launched in 2024 to leverage its QS7001 quantum-resistant hardware architecture to address growing demand from major electronics manufacturers seeking custom quantum-resistant secure chips tailored to specific use cases. The expansion into the post-quantum ASIC segment represented a pivotal milestone in SEALSQ’s industrial strategy, opening new business opportunities and revenue streams. IC’Alps, which had contributed to the design of SEALSQ’s quantum-resistant platform, emerged as a natural partner to support and accelerate this strategy.

ASIC development is a highly complex process requiring precise customization, rigorous validation, and controlled manufacturing execution. The integration of IC’Alps brings together its advanced ASIC design expertise and established footprint in medical and automotive applications with SEALSQ’s security IP portfolio, commercial reach, and supply chain capabilities. This combination is expected to accelerate development timelines, enhance scalability, and enable SEALSQ to deliver high-performance, tailored integrated circuits using competitive technologies across a wide range of applications.

As part of the acquisition, approximately 100 highly skilled engineers and professionals from IC’Alps’ design centers in Grenoble and Toulouse joined SEALSQ. The acquisition strengthens SEALSQ’s position in the security integrated circuits industry in both European and global markets and reinforces its long-term objective of delivering advanced post-quantum secure semiconductor solutions.

See Item 10.C. Material Contracts for additional information on the acquisition of IC’Alps.

Quantix Edge Security Joint-Venture

Announced in the first half of 2025, Quantix Edge Security is a flagship public-private joint venture in Murcia, Spain, set up to develop a Semiconductor Design and Personalization Center backed by a €40 million investment. The Spanish government, through the Ministry for Digital Transformation and Public Administration, contributed €19.6 million via the PERTE Chip initiative, with additional funding from WISeKey, SEALSQ, Murcia-based companies OdinS and TProtege, and the Spanish Society for Technological Transformation (SETT). SEALSQ believes that this investment aligns with Spain’s stated goal to invest €12.25 billion by 2027 to bolster its microelectronics and semiconductor capabilities8, positioning Murcia as a global hub for secure microchip development.

The Semiconductor Design and Personalization Center will focus on post-quantum-resistant chip design based on RISC-V architecture, fully aligned with Common Criteria and NIST standards. The testing and secure personalization operations are planned to be fully operational by 2028. SEALSQ anticipates generating revenue in 2026 from this project by invoicing its professional services and licensing IP to the joint venture.

8 “Spain to spend 12.25 billion euros on microchip industry”. Business Time (May 24, 2022), available at https://www.businesstimes.com.sg/startups-tech/technology/spain-spend-1225-billion-euros-microchip-industry?

Quantix Edge Security is designed to differentiate through deep cybersecurity expertise, high-quality execution, and customized solutions. By specializing in quantum-resistant semiconductors, the Murcia center is positioned to capture growing demand in European and Latin American markets, driven by regulatory pressure, digital sovereignty initiatives, and accelerating IoT adoption.

Building on this foundation, SEALSQ is actively engaging with partners to establish two additional Custom Design, Test, and Personalization hubs, one in the United States and one in Asia, further expanding its global footprint and reinforcing its leadership in post-quantum semiconductor security.

ColibriTD Investment & Technical Partnership

The first investment initiative in 2025 was to acquire a participation into ColibriTD, a Quantum-as-a-Service (QaaS) provider, announced in February 2025, aiming at leveraging ColibriTD’s cloud-based quantum computing platform to enhance SEALSQ’s quantum roadmap.

In June 2025, SEALSQ announced a key collaboration with ColibriTD and Xdigit, to establish an R&D roadmap to develop a quantum-based solution to improve semiconductor wafer yields at sub-7nm nodes. This project addresses IR Drop challenges, which cause power integrity issues, aiming to increase yields from 50% to 80% by using quantum algorithms to optimize chip design and manufacturing processes. The initiative also enhances resistance to side-channel attacks, strengthening the security of SEALSQ’s quantum-resistant microcontrollers, such as the QS7001 and MS6003. By combining ColibriTD’s QaaS capabilities for quantum simulation and Xdigit’s expertise in IR Drop modeling, the project sought to reduce per-chip costs by up to 50% while advancing SEALSQ’s leadership in secure, high-performance semiconductor solutions.

Pioneering industrial applications of quantum computing capabilities, SEALSQ, ColibriTD and BWT Alpine Formula One Team will also consider leveraging ColibriTD’s PDE solver capabilities to explore improvements of fluid dynamics in motorsport racing as part of their technical collaboration.

Several additional investments in quantum startups and research initiatives are being discussed, targeting advancements in quantum-resistant chip design and cryptographic agility for IoT, automotive, and defense applications.

WISeSat Investment & Partnership

Throughout 2025, WISeSat, a subsidiary of WISeKey, SEALSQ’s parent company, advanced its space strategy through significant investments and strategic partnerships aimed at building a secure, post-quantum-ready Low Earth Orbit (LEO) satellite constellation for IoT connectivity and quantum-resilient communications.

In November 2025, SEALSQ invested $10 million in WISeSat to support the development of a quantum-secure satellite infrastructure platform. SEALSQ’s involvement is intended to advance the integration of its post-quantum cryptography, secure semiconductor and trusted identity technologies into a space-based environment that can support secure communications and related services for enterprise, governmental and other mission-critical use cases. This investment is part of SEALSQ’s broader strategy of extending its security stack into complementary infrastructure layers where its technology may be deployed at scale.

SEALSQ’s contemplated commercial model with WISeSat is based on an anticipated Irrevocable Right of Use, or IRU, over the capacity of an initial 12 satellites to be launched over an expected two-year period. Under this structure, WISeSat would retain legal ownership and operational control of the satellites, including the related space and ground segment infrastructure, and would remain responsible for operating the constellation and providing the associated services. SEALSQ would secure dedicated capacity for its Quantum Spatial Orbital Cloud, or QSOC, initiative and would use that capacity to deliver its planned quantum-secure service layer.

The QSOC initiative plans to deploy a 100-satellite constellation delivering quantum key distribution (QKD), quantum random number generation (QRNG), and post-quantum identity services as a subscription offering to enterprises and governments worldwide. The project plans to deploy satellites incrementally from 2024 through Full Operational Capability (FOC) in 2033. At FOC, WISeSat is expected to operate a dedicated QSOC constellation for SEALSQ, and SEALSQ is expected to deliver a contractually guaranteed 99.9% uptime service-level agreement (SLA) to its customers.

The planned constellation to be operated by WISeSat aims to secure post-quantum transactions using tokens developed by SEALCOIN AG, a subsidiary of WISeKey. The WISeSat 3.0 launch in June 2025 included a proof-of-concept demonstrating SEALCOIN’s capacity for autonomous machine-to-machine transactions, secured by SEALSQ’s secure semiconductor technology.

The contemplated arrangement is expected to be documented through a separate service level agreement, or SLA, setting out the specifications, performance standards and service requirements applicable to the provision of capacity and related operational support. Those specifications have not yet been finalized and the SLA has not yet been drafted. SEALSQ expects the contractual framework to define the respective roles of the parties and support the commercial deployment of the contemplated capacity arrangement.

SEALSQ believes this structure may allow it to secure dedicated orbital capacity while preserving a clear separation between infrastructure ownership and commercial service delivery. SEALSQ also believes the structure may support a disciplined allocation of capital and a more scalable operating model for future space-based security services. There can be no assurance that the contemplated arrangements, documentation or service model will be completed on the terms currently anticipated, or at all.

EeroQ Investment & Partnership

In December 2025, SEALSQ made a strategic investment in EeroQ, a US-based quantum chip design company pioneering a breakthrough approach to building a quantum computer using electrons on helium (eHe).

EeroQ aims to build a large-scale quantum computer based on single electrons trapped on superfluid helium, a technology originally proposed in the late 1990s and now made feasible thanks to major advances in materials science, microfabrication, and cryogenic engineering.

EeroQ’s design offers several key advantages that align with SEALSQ’s long-term strategic priorities. Unlike other quantum computing architectures requiring datacenter-scale cryogenic infrastructure, EeroQ’s qubits, based on the smallest particle in nature, enable the design of quantum processors as small as a thumbnail. EeroQ’s platform is designed to be manufactured using standard semiconductor processes, directly compatible with SEALSQ’s secure semiconductor personalization and OSAT capabilities. In addition, single-electron qubits offer promising metrics in coherence time, all-to-all connectivity, and mobility of qubits, enabling novel architectures.

This positions EeroQ as one of the most scalable approaches to quantum computing currently under development.

SEALSQ’s investment in EeroQ strengthens its “Quantum Made in USA” vision and reinforces its commitment to strengthening the United States’ leadership in quantum-resistant technologies and future quantum computing platforms by supporting the development of an integrated post-quantum and quantum-era semiconductor ecosystem combining post-quantum cryptographic chips that are already commercialized, quantum-resistant secure microcontrollers, advanced personalization centers in the U.S., and future quantum accelerator chips developed in strategic partnership.

Other Business & Organization Highlights

Quality Management & ESG

In 2025, SEALSQ demonstrated its unwavering commitment to operational excellence, environmental stewardship, and robust governance through the successful renewal of key international certifications. Notably, SEALSQ renewed its ISO 9001:2015 (Quality Management Systems) and ISO 14001:2015 (Environmental Management Systems) certifications by AFNOR for a three-year cycle, achieving this milestone with zero non-conformities.

This flawless audit outcome underscores the maturity and effectiveness of SEALSQ’s integrated management systems, ensuring consistent delivery of high-quality, reliable post-quantum semiconductor and cybersecurity solutions while minimizing environmental impact through sustainable practices such as energy efficiency, waste reduction, and responsible resource use.

These achievements not only reinforce customer confidence and regulatory compliance — including alignment with frameworks like the EU’s Corporate Sustainability Reporting Directive (CSRD) — but also advance SEALSQ’s broader ESG strategy, positioning SEALSQ as a trusted partner in building a secure and sustainable digital future.

Marketing & Communications

In 2025, SEALSQ significantly amplified its marketing and communication initiatives to drive global awareness of its post-quantum cybersecurity solutions, spearheaded by the launch of the QS7001 quantum-resistant chip in Q4 2025, by launching a targeted PR campaign in partnership with SparkPR a leading U.S. tech marketing agency, that started to generate widespread media coverage and position SEALSQ as a pioneer in quantum-secure hardware.

Strategic partnerships, such as the collaboration with BWT Alpine Formula One Team, were highlighted through high-profile events, including the partnership kick-off at the Las Vegas Grand Prix on November 19-21, 2025, where SEALSQ hosted an exclusive launch event integrating quantum technology demonstrations with motorsport innovation to engage stakeholders in secure, high-performance applications.

SEALSQ also organized a “Quantum Days” event in May in France, gathering experts for discussions on post-quantum and space security, featuring live demonstrations of quantum-resistant algorithms like Kyber and Dilithium to showcase technological advancements.

SEALSQ’s participation in the IQT Quantum + AI Summit (Q+AI) in October further elevated visibility and coincided with the debut of SEALSQ’s QS7001 product to underscore its role in unbreakable security. Carlos Moreira, SEALSQ’s CEO, delivered the opening keynote on “AI Meets Quantum: Building Unbreakable Post-Quantum Security” and joined a CEO roundtable alongside industry leaders,

Complementing these efforts, the inauguration of the IC’Alps facility in Grenoble in November 2025 marked the launch of the Franco-Swiss Quantum Corridor, an event that highlighted Europe’s first sovereign quantum-resistant ASIC (QASIC) project and reinforced SEALSQ’s commitment to sovereign innovation through collaborative showcases and executive engagements. These initiatives collectively enhanced brand recognition, fostered key industry relationships, and supported revenue growth by aligning SEALSQ’s quantum-ready portfolio with emerging market demands.

Strategic Outlook 2026

Market Drivers & General Trends

The Evolving Landscape of Secure Semiconductors

SEALSQ is pleased to provide management’s assessment of, and views on, the semiconductor industry for the upcoming years. SEALSQ believes this assessment and these views are critical in understanding SEALSQ’s strategy and competitive advantage described below.

Introduction

The semiconductor industry is at the edge of a discontinuity and profound revolution due to rising complexity, cost, and the impact of disruptive technologies like GenAI, quantum computing, and chiplets.

Semiconductors continue to be the crucial component of intelligent services and devices, with the market expected to reach $1 trillion by 2030. 9

Hardware-based security is increasingly becoming a pillar of national cybersecurity and OEM strategies, especially in response to emerging quantum threats.

Software alone cannot provide complete protection. Hardware-based security measures are essential to defend against physical attacks, including tampering and side-channel leakage.

SEALSQ is one of the few companies worldwide with the capability to design and certify secure chips at Common Criteria EAL5+ level or higher.

OEMs like Apple, Google, Tesla, and SpaceX are increasingly building their own chips to secure control over critical functions. Chiplets offer a dual opportunity: embedding secure IP into general-purpose chips or creating standalone secure chiplets with high certification.

Regulations

The industry is shifting from “security as a feature” to “security as a legal prerequisite” as legacy encryption is being systematically phased out to mitigate the quantum threat.

2026 Outlook:

SEALSQ believes that 2026 is a critical compliance “cliff” for two major reasons:

1.	EU Cyber Resilience Act (CRA) Deadlines: By September 11, 2026, manufacturers must comply with the CRA’s strict vulnerability reporting obligations. This mandates that any “product with digital elements” sold in the EU must have documented security lifecycles. Non-compliance now risks fines of up to €15 million or 2.5% of global turnover.
2.	CNSA 2.0 Networking Compliance: In the U.S., the National Security Agency (NSA) has set 2026 as the milestone for traditional networking equipment (VPNs, routers) to support and prefer CNSA 2.0 (Post-Quantum) algorithms. This forces a rapid refresh cycle for hardware infrastructure handling sensitive data.

9 https://www.pwc.com/gx/en/industries/technology/pwc-semiconductor-and-beyond-2026-full-report.pdf

The Quantum Threat: Beyond 2026:

The “Harvest Now, Decrypt Later” (HNDL) risk has transitioned from a theoretical concern to a boardroom priority. By 2027 and beyond, the trend shifts toward Quantum-Safe-by-Design:

●	Hybridization as the Standard: Post-2026, SEALSQ believes that most regulated industries (Finance, Healthcare) will mandate Hybrid Cryptography. This uses a “dual-wrap” approach, combining classical ECC/RSA with NIST-standardized PQC (like ML-KEM and ML-DSA) to ensure security even if one algorithm is compromised.
●	The “Quantum-Safe” CE Mark: As the CRA moves toward full application in 2027, “state-of-the-art” requirements will likely include quantum resistance for long-lived devices (e.g., smart meters, industrial controllers).
●	Cryptographic Agility: The industry focus is moving beyond just “updating keys.” Regulations will increasingly require Crypto-Agility, where systems are designed to swap out entire cryptographic suites via firmware updates without hardware redesigns.

Sovereignty

Since 2025, digital sovereignty has transitioned from a policy discussion to a technical mandate for the global supply chain. Central to this shift is “Geopatriation” – the requirement that the anchors of digital identity, such as Roots of Trust and PKI, must be housed within defined national or geopolitical boundaries. SEALSQ’s response to this evolution of the geopolitical landscape and supply strategy is to provide sovereign semiconductor design, test, PKI and Root–of-Trust infrastructures and capabilities, particularly in the US (“Made in USA Strategy”) and Europe.

Sovereign Root of Trust (RoT)

The market has moved away from a “universal cloud trust” model. SEALSQ believes that in 2026, the EU Cyber Resilience Act (CRA) and U.S. Executive Order 14028 (via CNSA 2.0) could create a demand for “Local Roots”, such as:

●	National Trust Anchors: Governments are increasingly mandating that critical infrastructure (energy, defense, healthcare) use Roots of Trust managed on domestic soil. This prevents foreign entities from having the “kill switch” capability to revoke certificates or push unauthorized firmware.
●	Quantum Sovereignty: SEALSQ believes a major 2026 trend will be the creation of sovereign post-quantum Roots of Trust. Nations are racing to establish their own PQC-ready trust chains to ensure long-term data “immutability” and protection against future decryption by rival nation-states.

Sovereignty in Manufacturing: Secure Injection

The device digital credentials injection phase (injecting certificates and keys) during manufacturing is now the most sensitive part of the chip supply chain from a sovereignty perspective.

To avoid shipping unprovisioned chips across borders, OEMs are using localized personalization centers. This allows for the injection of Sovereign Identities at the point of assembly, ensuring that a device destined for the U.S. market receives a U.S.-managed identity, while a device for the EU receives an EU-compliant one.

The “Clean Room” Requirement: Manufacturing partners (Foundries and OSATs) are being audited for “Sovereign Compliance.” In 2026, “In-Country Injection” mandates are expected to be implemented, where the final cryptographic “birth” of a device must occur within the target market’s borders to ensure no third-party interception of primary seeds or keys.

PKI and Digital Autonomy

PKI services are expected to focus on Decoupling and Portability in 2026. This decoupling is achieved through Crypto-Agility and SBOM integration, as detailed below:

●	Vendor Lock-in Resistance: Sovereignty now includes the ability to migrate PKI hierarchies without re-tooling hardware. This is achieved through Crypto-Agility, where devices are designed to trust multiple “Sovereign Sub-CAs” that can be rotated as geopolitical alliances shift.
●	Supply Chain Attestation (SBOM): Beyond just the key, the PKI is used to sign the Software Bill of Materials (SBOM) during manufacturing. In 2026, a device cannot be “onboarded” to a sovereign network unless its identity is cryptographically tied to a verified, signed list of its software components.

Quantum Sovereignty Investments (U.S. Focus) To accelerate its “Made in USA Strategy” and deliver sovereign quantum capabilities, SEALSQ has deployed capital through the Quantum Fund. Key actions include:

●	Strategic investment in EeroQ (December 2025), a U.S.-based quantum chip design house developing scalable electron-on-helium processors.
●	Follow-on investment in EeroQ (February 2026) to deepen collaboration.
●	Positioning for vertical integration of post-quantum security with future quantum hardware.
●	Quantum Capabilities: Investments target full sovereign quantum ecosystems — from secure post-quantum Roots of Trust to CMOS-compatible quantum processors — enabling end-to-end protection of U.S. critical infrastructure and national trust anchors against geopolitical and quantum risks.

Consortiums & Alliances Standards

In 2026, the IoT landscape is expected to be characterized by unification and sovereignty. Major alliances have shifted from simply defining connectivity to enforcing security standards that align with global regulations like the EU Cyber Resilience Act (CRA). SEALSQ, as an active member within some consortiums like the ones mentioned below is expected to raise awareness on its advanced product offering which complies with these consortiums’ standards, identify potential commercial partners in these alliances, and benefit from the marketing efforts deployed by these consortiums and alliances:

Connectivity Standards Alliance (CSA): Matter 1.5 and Beyond

In late 2025 and into 2026, the CSA has solidified Matter 1.5, which expanded the ecosystem into high-impact categories:

●	New Device Support: Native integration for security cameras (using WebRTC), smart closures (gates, blinds), and soil sensors.
●	Energy Management: Matter now features advanced “Energy Management” clusters, allowing devices to respond to real-time grid carbon intensity and dynamic tariff pricing—a key 2026 trend for sustainability.
●	Aliro: The new “Aliro” standard for smart locks has reached maturity, ensuring mobile devices and wearables act as universal digital keys across brands.

FIDO Alliance: Passkey Maturity & Digital Credentials

The FIDO Alliance has moved beyond simple login replacement to comprehensive identity wallets:

●	CTAP 2.2 / 2.3: The release of CTAP 2.2 has standardized “Hybrid Transport,” allowing a passkey on a phone to effortlessly unlock a laptop or IoT terminal.

●	Credential Exchange: 2026 will mark the launch of workstreams for Digital Credentials, allowing users to store and share verified IDs (like driver’s licenses) using the same phishing-resistant FIDO protocols.

Wi-SUN Alliance: The Smart City Backbone

The Wi-SUN Alliance is dominating the “Field Area Network” (FAN) for utilities and smart cities:

●	FAN 1.1 Adoption: 2026 expects the mass rollout of FAN 1.1, which provides higher data rates and lower latency for AMI 2.0 (Advanced Metering Infrastructure).
●	Scalability: Wi-SUN mesh networks are expected to be used in 2026 to manage nearly half a million streetlights in single deployments (e.g., Miami and Paris), serving as the communication layer for EV charging and air quality sensors.

TCG & GSMA: The Hardware Trust Anchors

●	Trusted Computing Group (TCG): The focus in 2026 is expected to be post-Quantum TPMs. TCG has finalized specifications for TPM 2.0 (version 1.85+) to support ML-KEM and ML-DSA, ensuring that “Measured Boot” remains secure against quantum threats.
●	GSMA: The push is for eSIM/iSIM for LPWAN. GSMA’s 2026 roadmap focuses on the “SGP.32” specification, which simplifies remote provisioning for constrained IoT devices, removing the need for physical SIM swaps in massive industrial deployments.

ECHONET Consortium

The ECHONET Consortium, primarily dominant in Japan and East Asia, has entered 2026 as a pivotal player in the global “Energy IoT” and “Carbon Neutrality” movements. As of early 2026, the cumulative shipment of ECHONET Lite-certified devices has surpassed 160 million units, driven largely by mandatory smart meter rollouts and air conditioning standards.

To align with global regulations like the EU Cyber Resilience Act, the ECHONET Consortium has introduced new security layers. In late 2025, the Security Function Certification Working Group was established. By 2026, new AIF (Application Interface) certifications require rigorous device authentication to prevent unauthorized grid-scale manipulation.

Trends by Key Target Market

TPM Market

In 2026, the Trusted Platform Module (TPM) market is expected to transition from a PC-centric security component to a universal “Hardware Root of Trust” across all connected industries. The global market is valued at approximately $3.35 billion in 2026, maintaining a robust CAGR of over 13%. 10

10 https://www.researchnester.com/reports/trusted-platform-module-tpm-market/3955

The Post-Quantum Cryptography Pivot (PQC)

SEALSQ believes that 2026 is the year of TPM 2.0+. As regulatory mandates like CNSA 2.0 and the European Quantum Act (expected in 2026) take hold, the market is shifting toward quantum-resistant chips including the following:

●	Hybrid Implementations: Leading vendors like SEALSQ are shipping TPMs that support hybrid cryptographic suites, combining classical RSA/ECC with ML-KEM and ML-DSA to protect against “Harvest Now, Decrypt Later” threats.
●	SEALSQ’s QVault™: New product categories like the QVault TPM are entering mass production, specifically designed for industrial and government sectors requiring long-term data protection.
●	Cloud-Edge Synergy: TPMs are now essential for “Attestation” services in cloud-edge computing, where the TPM provides a hardware-verified report of a device’s health before it is allowed to access the 2026 “Zero-Trust” enterprise networks.

Secure ASICs Market

The global secure ASIC market is experiencing sustained growth driven by increasing security requirements across critical infrastructures, defense systems, industrial automation, automotive, healthcare, and connected IoT applications, reinforced by quantum computer threats and new regulations such as CNSA2.0 in the US.

Unlike general-purpose microcontrollers or programmable devices, secure ASICs enable the integration of advanced security functions directly into silicon, offering higher performance, lower power consumption, and a reduced attack surface. The rising adoption of hardware-based roots of trust, secure enclaves, and embedded cryptographic accelerators, combined with the need for long product lifecycles and regulatory compliance and needs for highest level of certification, is reinforcing demand for custom and semi-custom secure integrated circuits.

The emergence of post-quantum cryptography requirements is creating a new generation of secure ASIC designs, as customers anticipate future quantum computing threats and seek long-term protection of sensitive data. As a result, secure ASICs are increasingly viewed as a strategic foundation for trusted digital systems in both sovereign and commercial markets.

PKI Market

SEALSQ believes that the IoT Device Identity market will reach a critical inflection point in 2026, with the global PKI market projected to be worth approximately $8.48 billion growing at a 20.5% CAGR until 2035:11 The “identity-first” security model is no longer optional, driven by strict global mandates like the EU’s CRA.

In SEALSQ’s view, this inflection point is the result of the following trends in the industry:

During Manufacturing: The “Secure Birth” Trend

In 2026, SEALSQ believes that manufacturing PKI will focus on Zero-Touch Provisioning (ZTP) and localized trust anchors given the following industry trends.

Factory-Floor Sovereignty: Manufacturers are increasingly deploying “PKI-in-a-box” solutions (like SEALSQ’s INeS Box) to issue unique digital birth certificates locally. This prevents “gray market” overproduction and ensures keys never leave the secure boundary of the factory.

Supply Chain Attestation: There is an industry-wide surge in the use of Software Bill of Materials (SBOM) signing. PKI is used to cryptographically sign not just the firmware, but the entire build manifest at the point of origin, ensuring end-to-end integrity before the device even leaves the factory.

11 Research Nester, Sept 2025 available at https://www.researchnester.com/reports/public-key-infrastructure-pki-market/5182

During Lifecycle: Automation or Outage Beyond the “Secure Birth” at the manufacturing stage, 2026 is expected to be defined by the Shortened Certificate Lifespan challenge. The following factors are viewed as drivers for this challenge: The 200-Day Standard: With public TLS (Transport Layer Security) lifespans dropping to 200 days in early 2026 (and heading toward 45 days in 2029), manual certificate management has become a liability. Automated Certificate Lifecycle Management (CLM) is now the market standard for IoT fleets.

Post-Quantum Readiness: 2026 market leaders are expected to shift toward Hybrid PKI. Devices are being provisioned with dual-signature certificates (Classical + PQC) to ensure they remain reachable as networks begin enforcing quantum-resistant handshakes.

Provisioning & Test Services Market

The market for Provisioning and Wafer Test services (OSAT) is shifting from a standard high-volume manufacturing step to a critical security and reliability bottleneck. This shift consists of the following:

Security-by-Design & “Zero-Touch” Provisioning: OSATs are no longer just testing electrical signals; they are increasingly responsible for Secure Provisioning. This involves injecting unique device identities (keys/certificates) into Secure Elements or TPMs at the wafer level.

Regulatory Compliance (CRA & NIST): New regulations like the EU Cyber Resilience Act (CRA) are forcing OEMs to prove the integrity of their chips. This drives demand for OSATs to provide an “Identity Birth Certificate” for every chip, often linked to an SBOM (Software Bill of Materials) signed at the factory.

Security provisioning is the critical industrial process of injecting unique cryptographic “birth identities”—such as private keys and X.509 digital certificates—into semiconductor chips or electronic boards during the manufacturing phase. By using a Hardware Security Module (HSM) to manage these secrets within the factory, manufacturers ensure that every device leaves the assembly line with a hardware-anchored Root of Trust that cannot be duplicated or extracted. This process is essential for preventing counterfeiting, ensuring secure boot, and enabling “Zero-Touch” onboarding, where a device can automatically and securely connect to a cloud platform the moment it is powered on for the first time.

Competitive Landscape

SEALSQ stands out with its value proposition as unique player capable to play on three different and very specialized markets: Hardware embedded security, custom IC design services (IC’Alps), and Trust services. SEALSQ achieves a distinctive positioning on each market as illustrated below.

Embedded security (Semiconductors & Firmware)

Custom Semiconductor Design Services

CC EAL certifications and associated product

On-demand IP / Chiplet
ASSP / ASIC
From Software
From EAL2+
EAL4+
To EAL7 certification
SEAL SQ
THALES
AUSTRIACARD
nuvoTon
ST
IDEMIA
Panasonic
SAMSUNG
infineon
NXP
Atos
THEGREENBOW
PRIMX
IDQ

From ANSSI CC certified Catalog – March 26

2

PKI & Trust Services

Go to Market Strategy & Product/Services Roadmap

Go-to-Market Strategy

SEALSQ’s expertise spans the full hardware spectrum, including standard chips, custom chip design, and security IP and secure enclaves. This positioning has been further strengthened by the recent acquisition of IC’Alps in France, which brings SEALSQ critical ASIC and custom chip design capabilities.

SEALSQ is uniquely positioned to execute a three-phase quantum product roadmap that begins in the short term with the commercialization of the first post-quantum cryptography (PQC) standard chip on the market—the QS7001, which was launched in Q4 2025. This roadmap continues in the mid-term with the development of custom integrated circuit solutions, the QASIC (Quantum ASIC – Application-Specific Integrated Circuit), and related security IP offerings. In the long term, SEALSQ aims to provide secure system solutions for next-generation architectures, including chiplet-based Hardware Security Modules (CHSMs) tightly coupled with pre-certified secure enclaves and security IP integrated into larger chips.

SEALSQ’s positioning is differentiated by internally developed security and PQC IP and by its ability to achieve the highest levels of hardware certification, including Common Criteria EAL5+.

The QASIC initiative will form a cornerstone of SEALSQ’s roadmap for post-quantum Hardware Security Modules (HSMs) and secure microcontrollers used in critical infrastructures, defense systems, IoT devices, and AI applications.

Product & Hardware Design Roadmap

Short Term

In the short term, SEALSQ will commercialize its existing QS7001 platform (PQC hardware platform only) and/or the QVault TPM (PQC hardware and software–compliant platform). These solutions will be offered either as discrete packaged integrated circuits to be integrated by customers onto their printed circuit boards (PCBs), or as bare die to be integrated directly into customer System-in-Package (SiP) solutions.

Mid Term

In the mid-term, SEALSQ plans to develop a custom integrated circuit embedding post-quantum cryptography secure elements, targeting certifications including FIPS 140-3, Common Criteria, and relevant governmental or agency approvals. Under the preferred operating model, which remains to be validated, SEALSQ would provide a secure hard macro, while a strategic partner would integrate and commercialize the final integrated circuit.

Long Term

In the long term, SEALSQ aims to co-develop a next-generation platform combining a chiplet-based Hardware Security Module (CHSM), a companion secure enclave, and integrated trusted services, addressing the security requirements of future system architectures.

Finally, in SEALSQ’s model, like other secure chip manufacturers, a critical additional step is the injection of keys and certificates, performed either at the wafer level or after packaging. This Test & Personalization (or provisioning) process embeds credentials such as identities, cryptographic keys, and certificates directly into the chip, enabling trusted security features and making the hardware ready for secure deployment. Test and Personalization Center projects are already being launched in Europe (Murcia, Spain) and South Korea.

Trust Services Roadmap

Personalization & Test

The global semiconductor supply crisis of 2022–2023, combined with increasing geopolitical instability, exposed two structural vulnerabilities in the global economy:

1.	The critical dependence of all major industries on semiconductors, with widespread supply disruptions affecting automotive, consumer electronics, network infrastructure, industrial equipment, and defense-related systems. Much like oil, semiconductors are foundational to modern industrial production.
2.	A high level of geostrategic concentration, with semiconductor manufacturing and processing largely dependent on a limited number of countries, primarily in Southeast Asia, creating systemic supply and security risks.

At the same time, the rapid evolution of cyber threats—particularly the emergence of quantum computing—represents a paradigm shift in digital security. It is expected that quantum computers will be capable of breaking current cryptographic standards within seconds. In response, regulators in Europe (through the CRA) and the United States (e.g., CNSA 2.0 & EO 14144) are mandating the adoption of post-quantum cryptography starting in 2027 for all systems related to national security, a scope that effectively extends to most connected and embedded systems.

SEALSQ’s Roadmap responds to these challenges:

To address both supply-chain sovereignty and next-generation cybersecurity, SEALSQ’s strategy is to build regional semiconductor hubs, in partnership with local industrial and institutional players, integrating three high-value segments of the semiconductor value chain:

1.	Custom, post-quantum enabled microcontroller design, the root of trust of electronic systems, including the engineering required for industrial-scale production.
2.	Testing, ensuring that every microcontroller is individually validated before customer delivery.
3.	Secure provisioning (personalization), where software, cryptographic material, and unique digital identities are embedded into each chip.

Provisioning is becoming a decisive strategic differentiator. In regulated markets such as automotive, national identity, and IoT across industrial sectors, government authorities increasingly require each semiconductor to embed a tamper-proof digital identity to protect against cyberattacks and counterfeiting.

After having signed and kicked-off the first regional semiconductor hubs in Murcia –Spain, and building on this foundation, SEALSQ is actively engaging with partners to establish two additional Custom Design, Test, and Personalization hubs in 2026, one in the United States and one in Asia, further expanding its global footprint and reinforcing its leadership in post-quantum semiconductor security.

RoT & PKI services

SEALSQ’s strategic roadmap is built on 4 phases: Phase 1 was implemented in 2025, with the other phases in progress:

Phase 1: High-Assurance Device Identity (Foundation)

The focus was to establish in 2025 the hardware-backed root of trust consisting of the following.

●	Hardware-to-Cloud Binding: Leverage INeS to manage certificates where private keys are generated and stored inside Secure Elements (VaultIC) or TPMs.
●	Automated Enrollment: Deploy EST (Enrollment over Secure Transport) or CMPv2 protocols via INES APIs to eliminate manual certificate injection and enable “Zero-Touch” onboarding.
●	Cloud-to-Edge Bridge: Integrate INeS with IoT Hubs (AWS IoT, Azure IoT, or private MQTT brokers) to ensure the device identity is the primary key for all telemetry data.

Phase 2: Post-Quantum Readiness & Crypto-Agility

The focus started in 2025 and will continue in 2026 around future-proofing the infrastructure against quantum computing threats expected to consist of the following.

●	Hybrid PKI Deployment: Start issuing “hybrid” certificates through INeS, containing both classical (ECC/RSA) and Post-Quantum Cryptography (PQC) signatures (e.g., ML-DSA/Dilithium).
●	Algorithm Rollover: Test the ability of your IoT fleet to handle larger PQC keys and signatures without bricking legacy hardware.
●	HSM Migration: Ensure the HSMs connected to INES are firmware-upgraded to support FIPS-certified PQC algorithms.

Phase 3: Supply Chain Security & SBOM Integration

The focus started in 2025 and with new developments anticipated in 2026, is to link “who the device is” with “what the device is running.” This integration is expected to involve the following:

●	Signed SBOMs: Implement a workflow where every software build generates an SBOM. This SBOM must be digitally signed using the INES Code Signing service (backed by HSMs).
●	Immutable Manifests: Store the hash of the signed SBOM on-chain or in a secure ledger, indexed by the device’s PKI serial number.
●	Vulnerability Mapping: Use the SBOM to proactively notify the PKI manager if a device identity should be suspended because its software version contains a critical CVE.

Phase 4: Extended Trust Services (The “Digital Twin” of Trust)

The objective is to move beyond authentication to verifiable assertions and will require clarifying requirements, initiating prototypes before development. This objective is based on the following:

●	Verifiable Credentials (VCs): Transition from simple X.509 certificates to VCs for device attributes (e.g., “This device is certified for medical use” or “This device is owned by Company X”).
●	Dynamic Trust Scores: Implement a system where a device’s “Trust Level” is calculated based on its PKI validity + its current SBOM integrity + its behavioral analysis.
●	Cross-Domain Federation: Use INeS to allow your IoT devices to be recognized by partner ecosystems (Interoperability) using standardized trust lists.

Roadmap includes also a Key Management System (KMS), to enable a shift from a purely “identity-focused” view (PKI) to a “secret-focused” view. While the PKI handles certificates (Public Trust), the KMS manages the operational keys (Symmetric keys, API keys, and App-level secrets) that make the IoT ecosystem functional.

If SEALSQ’s efforts to attract prospective customers and to retain existing customers are not successful, its growth prospects and revenues may be adversely affected. Please refer to Item 3.D. Risk Factors for a discussion of such risks and information that should be considered before making an investment decision with respect to SEALSQ’s Ordinary Shares.

Item 4A.   Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

The following discussion of SEALSQ’s financial condition and results of operations is based upon and should be read in conjunction with its consolidated financial statements and their related notes included in this annual report on Form 20-F.

Certain information included in this discussion and analysis includes forward-looking statements that are subject to risks and uncertainties, and which may cause actual results to differ materially from those expressed or implied by such forward-looking statements. For further information on important factors that could cause SEALSQ’s actual results to differ materially from the results described in the forward-looking statements contained in this discussion and analysis, see “Special Note Regarding Forward-Looking Statements” and Item 3.D. Risk Factors.

A.	Operating Results

Company Overview

SEALSQ was established to combine decades of expertise in cryptographic security and trusted digital infrastructure. Headquartered in Switzerland, SEALSQ operates across Europe, the United States and the APAC region. SEALSQ’s solutions provide the foundation of digital trust for businesses and governments worldwide.

As a fabless semiconductor innovator, SEALSQ designs and markets secure microcontrollers and hardware architectures to anchor digital trust in a quantum-threatened world. SEALSQ’s comprehensive portfolio, which includes secure microcontrollers, tailored ASICs, post-quantum cryptography capabilities, PKI services, and compliance with IoT standards like Matter, GSMA eUICC root certificates, uniquely positions SEALSQ to address evolving market needs.

SEALSQ’s strategy is to offer off-the-shelf or custom-designed FIPS and Common Criteria certified quantum-resistant secure hardware, integrated within a vertical trust services ecosystem featuring a post-quantum root of trust, managed PKI services, and secure chip personalization and testing capabilities.

While the global embedded security chip market is projected to reach $12.6 billion by 20311, very few suppliers can offer certified, secure products, which makes the segment a good opportunity for innovative players capable of offering compliance with standards and responding to emerging threats like quantum computers. As a result of SEALSQ’s strengthened market capitalization, boosted by the market’s recognition of the risks posed by quantum computers and the need for new secure microcontrollers to protect against these, SEALSQ was able to raise over $575 million in cash since November 2024 in order to accelerate development and execute strategic investments that strengthen its growth pipeline. In Q4 2025, SEALSQ commercially launched the Quantum Shield “QS7001”, the industry’s first quantum-resistant hardware platform embedding post-quantum cryptographic algorithms at hardware level. SEALSQ has also developed an estimated multi-million-dollar pipeline for this product and its upcoming TPM version to be launched in 2026, with prominent players like Eviden (ATOS Group) or Trusted Semiconductor Solutions (“TSS”) confirming their strong interest for the QS7001. These pipeline figures reflect management estimates and are subject to conversion risks, customer validation, and technical integration.

SEALSQ has also allocated $200 million to invest and develop technological partnerships with other quantum companies. In Q1 2025, SEALSQ invested in ColibriTD, a French Quantum-as-a-Service (“QaaS”) company, co-developing a revolutionary approach to improve semiconductor wafer yields with SEALSQ. In August 2025, SEALSQ completed the acquisition of 100% of IC’Alps, a French ASIC design specialist, after receiving regulatory approval. This acquisition aligns with SEALSQ’s custom chips (ASIC) development strategy, leveraging IC’Alps’ expertise and footprint in medical, automotive, and IoT applications. At the end of Q4 2025, SEALSQ invested $2 million in EeroQ, a US based Quantum computer company, and announced a bold strategy to bring together post-quantum security with quantum computing science. Additionally, in 2025, SEALSQ invested EUR 0.75 million in the Quantix Edge Security facility which will focus on post-quantum chip design using RISC-V, meeting Common Criteria and NIST standards and $10 million in WISeSat to support the development of a secure satellite network designed to combat future quantum computing threats with a focus on delivering secure, post-quantum IoT communication and satellite-as-a-service.

SEALSQ delivers integrated digital security solutions that combine four critical components into a unified offering: Root of Trust, Secure Chips, trusted Identity Generation and Management (PKI), and Personalization Services. Together, these components ensure the confidentiality, integrity, and authenticity of connected devices and digital communications.

Basis of presentation

SEALSQ prepares its financial statements in accordance with US GAAP. The reporting currency is the U.S. Dollar.

SEALSQ’s critical accounting policies are described in Note 4 of its consolidated financial statements.

Factors affecting SEALSQ’s results of operations

Customer Concentration and Revenue Visibility

Although most of SEALSQ’s customers are recurring customers, it is not industry practice to work with long-term contracts. Therefore, most of its customers have signed a framework agreement with SEALSQ but are not committed to certain volumes over a period of time. This introduces a level of uncertainty on the level of revenue generated from recurring customers.

Fabless Business Model and Supply Chain Dependencies

As a fabless semiconductor company, SEALSQ focuses on the design, verification, and sale of secure microcontrollers and ASICs, while outsourcing actual manufacturing to specialized foundries and OSAT (Outsourced Semiconductor Assembly and Test) providers that handle wafer fabrication, assembly, testing, and packaging. SEALSQ’s results are also dependent on the supply chain. Any factor affecting the availability of material or components, and/or the production capacity of its suppliers will impact its ability to deliver on customer orders. SEALSQ is in constant discussions with its suppliers to adjust production capacity to meet its customer orders, but the supply chain variables can limit the revenue potential in a given year.

1 ABI Research (August 2025) “Embedded Security Market Set to Hit $12.6B as Regulations Reshape IoT Compliance Landscape”, Digital Authentication and Embedded Security Market Data (part of Trusted Device Solutions research service), available at https://www.abiresearch.com/market-research/product/7786425-digital-authentication-and-embedded-securi.

The global semiconductor supply crisis of recent years, combined with increasing geopolitical instability, has exposed two structural vulnerabilities: (i) the critical dependence of all major industries on semiconductors, with widespread supply disruptions affecting automotive, consumer electronics, network infrastructure, industrial equipment, and defense-related systems; and (ii) a high level of geostrategic concentration, with semiconductor manufacturing and processing largely dependent on a limited number of countries, primarily in Southeast Asia, creating systemic supply and security risks. To mitigate these risks and strengthen supply chain resilience, SEALSQ has expanded its ecosystem through the acquisition of IC’Alps and the establishment of preferred partnerships with leading global foundries, including TSMC, X-FAB, ams-OSRAM, Intel Foundry, and GlobalFoundries. These partnerships enable design expertise across various process nodes and CMOS technologies. Additionally, SEALSQ has plans to invest in regional semiconductor hubs to reduce geostrategic dependency on Southeast Asian manufacturing, beginning with the Quantix Edge Security facility in Spain and future planned facilities in the United States and Asia.

Technology Evolution and Product Development

As microelectronics technology evolves, customers seek added functionalities, and competitors develop new products, sales of a given product typically decrease over time as next-generation semiconductors are introduced. To sustain revenue, companies must be able to develop new products with additional or innovative security and application features, or acquire the rights to market such products.

The rapid evolution of cyber threats, particularly the emergence of quantum computing, represents a paradigm shift in digital security. It is predicted that quantum computers will be capable of breaking current cryptographic standards within seconds, and, in response, regulators in Europe and the United States are requiring the adoption of post-quantum cryptography for systems related to national security. SEALSQ believes 2026 is a critical compliance period for two major reasons: (i) the EU Cyber Resilience Act deadlines requiring manufacturers to enforce strict vulnerability reporting obligations by September 11, 2026; and (ii) the CNSA 2.0 sets 2026 as a target for traditional networking equipment to support and prefer post-quantum algorithms.

To address these evolving technology requirements, SEALSQ commercially launched the QS7001 in Q4 2025, the industry’s first quantum-resistant hardware platform embedding post-quantum cryptographic algorithms at the hardware level. SEALSQ has also integrated NIST-standardized post-quantum cryptography algorithms — specifically ML-KEM (Kyber) and ML-DSA (Dilithium) — into SEALSQ’s INeS PKI platform to enable issuance of hybrid certificates combining classical and quantum-resistant signatures. Additionally, the acquisition of IC’Alps in 2025 added approximately 100 ASIC engineers to the workforce and enhanced SEALSQ’s custom chip design capabilities to meet customer demand for specialized security hardware solutions.

Competitive Environment

SEALSQ operates in a specialized market with strong competitors, including semiconductor companies such as NXP, STMicroelectronics, Samsung, Microchip, and Infineon, as well as identity service providers like Thales, Digicert, Keyfactor, HID, and Entrust. This is a highly concentrated market: fewer than 12 companies globally have the capability to design and certify secure chips at Common Criteria EAL5+ or higher. SEALSQ’s competitive position depends on its ability to maintain certification levels, continue innovation in post-quantum technology, and offer end-to-end integrated solutions spanning secure microcontrollers, PKI services, and personalization capabilities.

Market and Regulatory Developments

Several market trends and regulatory developments are expected to influence SEALSQ’s results. These include: the increasing adoption of IoT interoperability standards such as MATTER; rising cybersecurity threats driving demand for hardware-based security solutions; stringent data protection regulations (e.g., GDPR) and global initiatives to adopt post-quantum standards; and a broader regulatory shift from treating “security as a feature” to treating “security as a prerequisite”, as legacy encryption is systematically phased out to mitigate the quantum threat.

See Item 4.B. Business Overview for information regarding SEALSQ’s technology and product updates.

Operating Segments

As detailed in Note 39 of its consolidated financial statements, the SEALSQ Group has two operating segments that meet the criteria set in ASC 280-10-50: Semiconductors and ASIC.

In 2025, the SEALSQ Group revised its reportable segments to reflect changes in internal management reporting. SEALSQ now shows two reportable segments: Semiconductors and ASIC. Corporate activities are now included within “Other profit or loss.” Prior period segment information has been recast to conform to the current year presentation.

Both the Semiconductors and ASIC reportable segments are strategic business units that offer specific products and are managed separately because they require dedicated resources and a targeted marketing strategy. The Semiconductors segment encompasses the design, manufacturing, sales and distribution of high-end, Common Criteria EAL5+ & FIPS 140-3-certified secure microprocessors. The ASIC segment’s operations include a complete offering for Application Specific Integrated Circuits (ASIC) and Systems on Chip (SoC) development from circuit specification, mastering design in-house, up to qualification and the management of the entire production supply chain. The ASIC reportable segment did not exist in SEALSQ’s financials prior to August 4, 2025, the date SEALSQ acquired IC’Alps.

Geographic Information

SEALSQ’s operations are global in scope, and it generates revenue from selling its products and services across various regions. SEALSQ’s operations in North America contribute the largest part of its revenues (57% in 2025) and the second largest contributor is Europe, Middle East & Africa (24% in 2025).

SEALSQ’s total revenue by geographic region for the fiscal years ended December 31, 2025, 2024 and 2023 is set forth in the following table:

	2025		2024		2023
Net sales by region	USD’000%		USD’000%		USD’000%
North America	10,487	57%	7,500	68%	16,531	55%
Europe, Middle East & Africa	4,444	24%	1,839	17%	9,985	33%
Asia Pacific	3,227	18%	1,642	15%	3,466	12%
Latin America	94	1%	—	0%	76	0%
Total net sales	18,252	100%	10,981	100%	30,058	100%

Financial year ended December 31, 2025 compared with financial year ended December 31, 2024

	12 months	12 months
	ended	ended	Year-on-Year
	December 31,	December 31,	Variance
USD’000	2025	2024
Net sales	18,252	10,981	66%
Cost of sales	(9,116)	(6,775)	35%
Depreciation of productions assets	(506)	(478)	6%
Gross profit	8,630	3,728	131%

Other operating income	2,607	359	626%
Research & development expenses	(12,477)	(4,985)	150%
Selling & marketing expenses	(12,768)	(5,453)	134%
General & administrative expenses	(25,791)	(10,840)	138%
Total operating expenses	(48,429)	(20,919)	132%
Operating loss	(39,799)	(17,191)	132%

Non-operating income	8,897	1,061	739%
Loss on debt extinguishment	—	(100)	(100)%
Interest and amortization of debt discount	(223)	(1,003)	(78)%
Non-operating expenses	(3,083)	(883)	249%
Loss before income tax expense	(34,208)	(18,116)	89%

Income tax (expense) / income	162	(3,085)	(105)%
Equity in earnings of unconsolidated entities	(148)	—	—

Net loss	(34,194)	(21,201)	61%

Revenue

Total revenue for the year ended December 31, 2025 was $18.3 million, an increase by $7.3 million or 66% from prior period. Revenue growth was driven by renewed demand across core semiconductor and PKI product lines, and five months of revenue contribution from IC’Alps (approx. $3.5 million) following its acquisition on August 4, 2025. The 2025 numbers continued to reflect the transitional period between the traditional product offerings and next-generation post-quantum semiconductor platforms, and included the first revenues from sampling the post-quantum technology products, with the transition expected to enter its commercialization phase with the first production revenues anticipated in the latter part of 2026.

SEALSQ is developing its next-generation secure semiconductors range built on the new Secure RISC-V CPU with a state-of-the art secure firmware stack on it, compliant with the Trusted Computing Group definition of a Trusted Platform Module 2.0 (TPM 2.0) and with the NIST FIPS 140.3 certification requirements, under the project name QUASAR.

Management believes that the QUASAR project, together with its M&A strategy to broaden its competence base (e.g. IC’Alps adding ASIC design to SEALSQ’s service offering) and strategic investments in developing technologies and industries such as quantum computing (EeroQ, ColibriTD), decentralized data infrastructure (WeCan Group) and secure satellite services (WISeSat), are essential to future revenue growth. These investments are key to ensure that the SEALSQ Group remains competitive in the future because customers and IT providers are turning to more secure equipment.

For instance, Windows 11 requires a TPM 2.0 module as part of its minimum hardware specifications to support advanced platform security features such as hardware-based key protection and secure boot, a requirement that Microsoft has emphasized is essential for strengthening resistance to firmware-level threats12.

In a similar vein, the U.S. Department of Defense (“DoD”) mandates that new computing assets procured for DoD use include a Trusted Platform Module (TPM) version 1.2 or later where applicable under Defense Information Systems Agency (DISA) Security Technical Implementation Guides (STIGs). This policy reflects DoD’s anticipation that TPM functionality - such as device authentication, integrity measurement, and cryptographic services - will contribute to securing information systems across its enterprise13.

Moreover, its product development is also expected to help customers meet the CNSA 2.0 regulation. The CNSA 2.014, effective in 2022, establishes mandatory cryptographic standards for protecting classified and sensitive information within the United States and U.S. government-affiliated systems worldwide. It specifies algorithms standards to be used with regulatory deadlines requiring existing systems to begin transitioning by December 2025, all new acquisitions compliant by January 2027, and full adoption by 2031. Semiconductor customers supplying computing platforms, servers, and embedded devices must upgrade their technology to meet these standards, ensuring devices support the stronger cryptography and secure key management mandated by CNSA 2.0. Trusted Platform Modules (TPMs) provide an effective solution, offering hardware-based key storage, secure boot verification, and cryptographic acceleration, which enables platforms to implement CNSA-compliant algorithms securely and reliably. By integrating TPMs, manufacturers can comply with U.S. national security regulations across global deployments while future-proofing their devices against evolving cyber threats, making hardware security a critical component of both compliance and market viability.

SEALSQ’s customers have been involved in the QUASAR development to make sure that its new product range will suit their needs. With this strategy, SEALSQ expects to get their buy-in for its long-term product strategy but, in the short term, this has also led some customers to also prepare the transition into the next-generation products and some holdback on volumes are expected during this transition. In the semiconductor industry, the development of a new product range involves complex engineering which takes months. The QUASAR project was launched in 2022. The design phase was completed in Q2 2024 as planned, with the first engineering samples available by Q4 2024; the first samples of QVault-TPM were shared with key customers in Q1 2025 and the QS7001, the world’s first commercially available secure semiconductor embedding NIST-standardized post-quantum cryptography algorithms ML-KEM (Kyber) and ML-DSA (Dilithium) directly in hardware, was launched.

Revenue by Segment

In FY2025, the Semiconductors segment contributed 80% of SEALSQ’s revenue with $14.7 million compared to $11.0 million in FY2024 and the ASIC segment contributed the remaining 20% with $3.6 million.

Semiconductors segment

SEALSQ recorded a significant increase in revenue from its semiconductors segment in FY2025 compared to FY2024 due to increased traditional chip sales revenue driven by existing customers, confirming the strength of its product portfolio and long-term customer relationships.

A major contributor to this growth was the 47% year-on-year revenue increase in Smart Card Reader SCR200 product, with strong volume increases at key customers such as Hirsh and AB Circle. These customers expanded their deployments during the year, resulting in a substantial uplift in recurring and project-based revenues.

12 Okemwa, K., (2024-12-4) “Microsoft makes its stringent TPM 2.0 Windows 11 upgrade requirement “non-negotiable” — potentially leading to the single biggest jump in junked and unsupported Windows 10 PCs”. Windows Central (December 4, 2024), available at https://www.windowscentral.com.

13 US Department of Defense. DoD Instruction 8500.01, p. 43. (March 14, 2014), available at https://www.esd.whs.mil/Portals/54/Documents/DD/issuances/dodi/850001_2014.pdf.

14 National Security Agency. Commercial National Security Algorithm Suite 2.0 (CNSA 2.0) (September 7, 2022), available at https://media.defense.gov/2022/Sep/07/2003071834/-1/-1/0/CSA_CNSA_2.0_ALGORITHMS_.PDF.

Another contributor was the surge in demand for SEALSQ’s Secure Elements (SE), particularly the VIC405 and VIC408 products, thanks to smart metering customers like Landis & Gyr and customers using the P25 Radio protocol in their project, where project ramp-ups and new deployments accelerated throughout 2025. The increased adoption reflects both market momentum in smart infrastructure and SEALSQ’s strong positioning in secure metering solutions.

At the end of November 2025, SEALSQ completed the commercial launch of its Quantum Shield QS7001™ secure microcontroller. This product represents the industry’s first quantum-resistant hardware platform embedding post-quantum cryptographic algorithms at the hardware level, marking an important milestone in the expansion of SEALSQ’s advanced security portfolio. The QS7001 has been well received by global partners and OEMs throughout the testing period, including Eviden (Atos Group), Authentrend, Capgemini Engineering, ColibriTD, FortifyIQ Inc., Granite River Labs, Kaynes Semiconductor, Landis+Gyr, Metavisio (Thomson Computing), PORTYQ, Quantix Edge Security, Serma Security, Trusted Semiconductor Solutions, and manufacturing partner UMC.

This early traction reflects both the relevance of the QS7001 to current market needs and the confidence customers place in SEALSQ’s technology roadmap. To support customer evaluations and accelerate project development, SEALSQ has delivered more than 10 development kits to key customers worldwide, covering multiple regions and application domains. The QS7001 currently does not generate revenue, and revenue generation is not expected until Q4 2026.

Additionally, SEALSQ continues growing its PKI Services globally, with particularly strong momentum in Smart Home devices based on the MATTER protocol. The INeS Box, SEALSQ’s PKI on-premise solution for secure, trusted factory provisioning, gained initial market share in Europe, with customers actively using the platform to support secure device onboarding for IoT applications. In parallel, strong interest emerged in Japan, driven by demand for PKI Services aligned with the MATTER and ECHONET Lite protocols. These developments confirm INeS Box’s growing role as a strategic platform within SEALSQ’s global PKI and smart home offering.

ASIC segment

The ASIC segment is a new revenue stream for the SEALSQ Group emerging from the acquisition of IC’Alps on August 4, 2025. SEALSQ consolidated five months of ASIC revenue in FY2025 and expects this contribution to grow as it consolidates a full year of ASIC revenue in 2026. Performance in 2025 was impacted by a temporary slowdown in new ASIC requests, primarily driven by reduced R&D investment in the automotive sector amid broader industry challenges. The outlook strengthened markedly in Q4 2025, fueled by positive feedback from long-standing customers on both the SEALSQ acquisition and the expanded opportunities in post-quantum cryptography (PQC) solutions made possible by the SEALSQ Group synergies. Quarterly revenue from the ASIC segment grew from $1.34 million in Q3 2025 to $2.3 million in Q4 2025.

Gross Profit

SEALSQ’s gross profit increased by $4.9 million to $8.6 million in the year ended December 31, 2025, in comparison with a gross profit of $3.7 million in the year ended December 31, 2024. Gross profit margin increased by 13 percentage points from 34% in 2024 to 47% in 2025.

In 2024, the gross profit margin in the Semiconductors segment decreased to 34% due to the costs of inventory that remained high, some incompressible fixed costs, and SEALSQ customers using their existing stock. In 2025, shipments of new products to these customers have resumed, contributing to the partial recovery of its margin to 37%. Gross margins in the ASIC segment are much higher, reaching 88% in the 5 months to December 31, 2025, which contributed to the significant increase in total gross margin. This is because the ASIC segment consists of sales are derived from a design service with very few costs directly attributable to sales.

Other operating income

There is no recurring other operating income that contributes to the SEALSQ Group’s profit.

In 2025, other operating income consisted of services provided to the WISeKey Group in an amount of $2.5 million and the release of unused provisions in an aggregate amount of $0.1 million. In 2024, other operating income consisted of services provided to the WISeKey Group in an amount of $0.2 million and the release of unused provisions in an aggregate amount of $0.1 million.

The significant increase in other income from services provided to the WISeKey Group is due to the transfer of central functions to SEALSQ while, up until 2024, these services were provided by the WISeKey Group and proportionately recharged the SEALSQ Group.

Research & development expenses

SEALSQ’s research and development (“R&D”) expenses include expenses related to the research of new technology, products and applications, as well as their development and proof of concept, and the development of further application for its existing products and technology. They include salaries, bonuses, pension costs, stock-based compensation, depreciation and amortization of capitalized assets, costs of material and equipment that do not meet the criteria for capitalization, as well as any tax credit relating to R&D activities, among others.

R&D expenses increased by $5.1 million (net of stock-based compensation) between FY2024 and FY2025. This reflects the investment required to develop its next-generation products and solutions, especially its post-quantum QUASAR program, as well as the newly consolidated 5-month R&D expenses of IC’Alps. As detailed above, the commercial launch in Q4 2025 of the Quantum Shield QS7001™ secure microcontroller was well-received in the industry, positioning SEALSQ as post-quantum technology leader.

R&D remains a large part of its operating expenses with $10.1 million (net of stock-based compensation) spent in the year ended December 31, 2025, representing 25% of total operating expenses (net of stock-based compensation). SEALSQ Group being technology-driven, the level of its R&D expenses reflects its engagement to act as a leader in semiconductor security solutions and future applications.

Research tax credits are provided by the French government to give incentives for companies to perform technical and scientific research. SEALSQ’s subsidiaries, SEALSQ France SAS and IC’Alps, are eligible to receive such tax credits. The credit is deductible from the entity’s income tax charge for the year or payable in cash the following year, whichever event occurs first. The amount of the tax credit receivable has increased by $2.0 million in the year ended December 31, 2025, as a result of the consolidated 5-month research tax credits of IC’Alps and the increased expenditure on eligible research and development projects.

Selling & marketing expenses

SEALSQ’s selling & marketing (“S&M”) expenses include advertising and sales promotion expenses such as salaries, bonuses, pension costs, stock-based compensation, business development consultancy services, and costs of supporting material and equipment that do not meet the criteria for capitalization, among others.

With a total of $9 million (net of stock-based compensation), SEALSQ’s S&M expenses increased by $3.5 million in comparison with its 2024 S&M expenses of $5.5 million (net of stock-based compensation). This increase reflects its continued efforts to build a stronger sales force, with the recruitment of a COO to lead a strategic expansion in the U.S., to support its revenue growth and the consolidation of IC’Alps sales force for the last 5 months of the year.

General & administrative expenses

SEALSQ’s general & administrative (“G&A”) expenses cover all other charges necessary to run its operations and supporting functions, and include salaries, bonuses, pension costs, stock-based compensation, lease and building costs, insurance, legal, professional, accounting and auditing fees, depreciation and amortization of capitalized assets, and costs of supporting material and equipment that do not meet the criteria for capitalization, among others.

Net of stock-based compensation, G&A expenses of $20.6 million increased by $9.9 million compared to the $10.7 million G&A expense (net of stock-based compensation) for the year ended December 31, 2024. The increase in G&A expenses is primarily attributable to two factors: (i) the recruitment of SEALSQ Corp’s management team and certain central functions beginning in January 2025, and (ii) the consolidation of five months of G&A expenses from IC’Alps. In prior periods, management services were provided by the SEALSQ’s parent company (WISeKey) and recharged to SEALSQ.

In addition to these key factors, the SEALSQ Group incurred $1.3 million in incremental legal and audit fees related to the acquisition of IC’Alps and various SEC filings associated with its funding facilities and investment strategy, such as registered direct offerings, warrant inducement, and investments in the WeCan Group, ColibriTD, WISeSat and IC’Alps.

G&A expenses remain and will remain high due to SEALSQ’s initiatives to expand its geographical footprint and revenue streams, including through M&A initiatives. These initiatives require specific professional expertise and legal advice which contribute to its G&A cost base.

Operating loss / income

As a result of the factors described in the above sections, SEALSQ’s $39.8 million operating loss for the year ended December 31, 2025 increased by $22.6 million compared with SEALSQ’s $17.2 million operating loss for the year 2024.

The main factor behind this increase in operating loss is the grant of stock-based bonuses in the form of options to all of its staff. Following the significant changes in the SEALSQ Group and its valuation since its listing in 2023, management believes that such equity grants are an important incentive to recognize and reward the commitment of the company’s staff. These grants resulted in a noncash stock-based compensation charge of $11.2 million. In addition, the factors outlined in the sections above—most notably the consolidation of IC’Alps from August 4, 2025 and the increase in G&A expenses—also contributed to the loss. These increases were partially offset by $2.6 million in other operating income, primarily from intercompany service charges to the WISeKey Group.

Non-operating income and expenses

The net balance of SEALSQ’s non-operating activities in the year ended December 31, 2025 was a net non-operating income of $5.6 million compared to a $0.9 million net expense from non-operating activities in the year ended December 31, 2024. Out of the $6.5 million increase in non-operating income, $6.1 million is attributable to interest earned on SEALSQ’s large cash balance in 2025.

Net income / (loss)

In the year ended December 31, 2025, the Company made a net loss of $34.2 million. This represents a $13.0 million increase in net loss compared to a net loss position of $21.2 million for the year ended December 31, 2024.

The increase in net loss is primarily attributable to the factors impacting operating loss, as outlined above, including a noncash stock-based compensation charge of $11.2 million and the consolidation of a net loss of $0.9 million in relation to IC’Alps, acquired in FY2025.

Non-GAAP Performance Measures

In managing the business on a consolidated basis, management develops an annual operating plan, which is approved by its Board of Directors, using non-GAAP financial measures including EBITDA and adjusted net income. In measuring performance against this plan, management considers the actual or potential impacts on these non-GAAP financial measures from actions taken to reduce costs with the goal of increasing its gross margin and operating margin and when assessing appropriate levels of research and development efforts. In addition, management relies upon these non-GAAP financial measures when making decisions about product spending, administrative budgets, and other operating expenses. Management believes that these non-GAAP financial measures, when coupled with the GAAP results and the reconciliations to corresponding GAAP financial measures, provide a more complete understanding of the Company’s results of operations and the factors and trends affecting business. Management believes that they enable investors to perform additional comparisons of its operating results, to assess its liquidity and capital position and to analyze financial performance excluding the effect of expenses unrelated to operations, certain non-cash expenses related to acquisitions and share-based compensation expense, which may obscure trends in the Company’s underlying performance. This information also enables investors to compare financial results between periods where certain items may vary independently of business performance and allows for greater transparency with respect to key metrics used by management. These non-GAAP financial measures are provided in addition to, and not as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. The presentation of these and other similar items in non-GAAP financial results should not be interpreted as implying that these items are non-recurring, infrequent, or unusual. Reconciliations of these non-GAAP measures to the most comparable measures calculated in accordance with GAAP are provided in the financial statements portion of this report in a schedule entitled “Financial Reconciliation of GAAP to non-GAAP Results (unaudited).” EBITDA is defined as Operating income/(loss) for the reporting period before depreciation and amortization for the same reporting period.

EBITDA

SEALSQ defines EBITDA as operating income/loss before income tax expenses, depreciation and amortization including any purchase accounting (“PPA”) effects when applicable, and net interest expense.

The following table provides a reconciliation from operating loss to EBITDA for the years ended December 31, 2025 and December 31, 2024.

	12 months ended December 31,
(Million USD)	2025	2024
Operating loss as reported	(39.8)	(17.2)
Non-GAAP adjustments:
Depreciation expense	0.7	0.6
Amortization expense on intangibles	1.5	—
EBITDA	(37.6)	(16.6)

Financial year ended December 31, 2024 compared with financial year ended December 31, 2023

For discussion related to SEALSQ’s financial condition, changes in financial condition, and the results of operations for the year ended December 31, 2024, compared to 2023, refer to Part I, Item 5. Operating and Financial Review and Prospects, in SEALSQ’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, which was filed with the SEC on March 20, 2025.

Factors affecting SEALSQ’s income tax expenses and recovery

For the financial years 2025, 2024 and 2023, income tax at the statutory rate compared to the SEALSQ Group’s income tax expenses as reported is as per table below.

The difference between the income tax recovery / (expense) at the Swiss Federal statutory income tax rate of 8.5% compared to SEALSQ’s income tax recovery / (expense) as reported is reconciled below. In line with ASU 2023-09, SEALSQ has elected not to restate prior periods.

12 months
ended
December 31,
USD’000	2025
Net loss before income tax	(34,208)
Swiss Federal statutory tax rate	2,908
State and local income taxes (Geneva), net of federal income tax effect	—
Foreign tax effects
France
State income taxes, net of federal income tax effect	(856)
Changes in tax loss carryfowards from acquisition	3,531
Change in loss carryforwards in relation to the debt remission	105
Changes in tax loss carryfowards	4,161
Permanent Difference in relation to stock-based compensation	2
Changes in valuation allowances	(8,005)
Amortization of deferred tax liabilities from acquisition	171
Other	13
Effect of changes in tax laws or rates enacted in the current period	—
Effect of cross-border tax laws	—
Tax credits
Changes in tax loss carryfowards	2,311
State income taxes, net of federal income tax effect	(1,798)
Changes in valuation allowances	(2,513)
Nontaxable or nondeductible items
Permanent Difference in relation to stock-based compensation	15
Changes in unrecognized tax benefits	—
Other	117
Income tax (expense) / recovery	162

	12 months ended December 31,
USD’000	2024	2023
Net loss before income tax	(18,116)	(3,043)
Statutory tax rate	14%	14%
Expected income tax (expense)/recovery	2,536	426
Change in tax loss carryforwards	3,912	869
Change in loss carryforwards in relation to the debt remission	(52)	(514)
Change in valuation allowance	(6,932)	(600)
Foreign tax effects	(1,047)	(75)
Nontaxable or nondeductible items	(1,491)	(22)
Effect of exchange rate changes	—	—
Amortization of PPA	—	—
Other	(11)	(309)
Income tax (expense) / recovery	(3,085)	(225)

As at December 31, 2025 and 2024, SEALSQ’s net deferred tax balance was reconciled as follows:

Deferred tax assets and liabilities	As at December 31,	As at December 31,
USD’000	2025	2024
Defined benefit accrual	401	(9)
Tax loss carry-forwards	18,388	8,380
Add back loss carryforwards used for the debt remission	881	776
Valuation allowance	(19,670)	(9,147)
Deferred tax liability from acquisition	(4,367)	—
Deferred tax assets / (liabilities)	(4,367)	—

The valuation allowance corresponds to the amount of deferred tax that, based on SEALSQ’s accounting assessment under applicable standards, should not be recognized as assets in its balance sheet. For the calculation of the valuation allowance, management has considered the extent to which realization of the tax assets is probable for group entities that are or have been in a loss-making position during the last three financial years.

In 2025, the valuation allowance increased by $10.5 million which is mostly attributable to the increase in tax loss carry-forwards by $10.0 million.

Impact of foreign currency fluctuation

SEALSQ operates worldwide and is exposed to currency fluctuation risks. Although the majority of SEALSQ’s sales, purchases, and financing activities are denominated in its reporting currency, the U.S. Dollar, some sales and financing contracts are denominated in other currencies, particularly the Euro, which is the functional currency of SEALSQ’s French subsidiary.

Fluctuations in the exchange rates between the U.S. Dollar and other currencies may have a significant effect on both the Company’s results of operations, including reported sales and earnings, and the Company’s assets, liabilities and cash flows. This, in turn, may affect the comparability of period-to-period results of operations.

SEALSQ does not currently hedge against foreign currency fluctuation.

The table below shows the variation in foreign exchange rates used to prepare SEALSQ’s financial statements for the financial years ended December 31, 2025 and December 31, 2024.

		12 months ended December 31,
						Year-on-Year
		2025		2024		Variance
			12-month		12-month		12-month
Foreign currency to		Closing	Average	Closing	Average	Closing	Average
U.S. Dollar		rate	rate	rate	rate	rate	rate
Euro	EUR:USD	1.174662	1.129695	1.035050	1.082265	13.49%	4.38%
Japanese Yen	JPY:USD	0.006393	0.006688	0.006354	0.006610	0.61%	1.18%
Taiwanese Dollar	TWD:USD	0.031975	0.032121	0.030541	0.031161	4.7%	3.08%

		12 months ended December 31,
						Year-on-Year
		2024		2023		Variance
			12-month		12-month		12-month
Foreign currency to		Closing	Average	Closing	Average	Closing	Average
U.S. Dollar		rate	rate	rate	rate	rate	rate
Euro	EUR:USD	1.035050	1.082265	1.103897	1.082004	(6.24)%	0.02%
Japanese Yen	JPY:USD	0.006354	0.006610	0.007092	0.007135	(10.4)%	(7.36)%
Taiwanese Dollar	TWD:USD	0.030541	0.031161	0.032560	0.032121	(6.20)%	(2.99)%

SEALSQ does not operate in countries experiencing hyperinflation and assessed the impact of inflation as immaterial to its financial statements.

B.	Liquidity and Capital Resources

Company liquidity

SEALSQ’s cash and capital requirement relate mainly to its operating cash requirement, capital expenditures, contractual obligations, repayment of indebtedness and payment of interest and financing fees.

Sources of liquidity

SEALSQ’s usual sources of liquidity are cash generated from customers, cash from financing instruments such as debt and convertible debt and through the issuance of equity.

SEALSQ had positive working capital of $421.4 million as at December 31, 2025. SEALSQ calculates working capital as its current assets, less its current liabilities. Based on the SEALSQ Group’s cash projections for the next 12 months to March 31, 2027, the SEALSQ Group has sufficient liquidity to fund operations and financial commitments.

As at December 31, 2025, SEALSQ held cash and cash equivalent in an amount of $417.7 million mainly as a result of the cash received from the sale of Ordinary Shares and Warrants pursuant to registered direct offerings and exercise of warrants in 2024 and 2025 (see Item 10.C. Material Contracts). SEALSQ expects to use this liquidity to fund its operations, develop its sales team, support SEALSQ’s R&D expenses for its next-generation solutions and to finance its M&A activity.

If SEALSQ executes an M&A transaction, or a joint-venture partnership or another large transaction to expand its operations, acquiring assets or leased assets and/or acquiring and/or establishing additional facilities, it may utilize its current cash balance and/or may be required to secure additional financing, including by way of public or private offerings of equity and/or debt and/or re-financing or other financing alternatives. The timing, terms, size and pricing of any future fundraising, if any, would be subject to the then-prevailing capital market conditions and SEALSQ’s business and financial situation, as well as the need to obtain certain regulatory and other consents. There is no assurance that SEALSQ would be able to obtain the necessary consents and/or funding in a timely manner, in sufficient amount or on favorable terms.

Cryptocurrencies Investment Policy

On September 3, 2025, the Board of Directors of SEALSQ Corp (the “Board”) authorized the establishment of an investment committee (the “Investment Committee”) comprised of a minimum of three members of the Board with a mandate to oversee the implementation of SEALSQ’s investment policy (the “Investment Policy”). In accordance with the Board resolution, the Board has delegated authority to manage SEALSQ’s portfolio of securities or other investments to the Investment Committee, together with such personnel and advisors as the Investment Committee may choose. The Investment Committee is expected to regularly review risks related to SEALSQ’s investment portfolio, including concentration risk. When allocating cash to various investment opportunities and considering related investment risks, the Investment Committee is expected to consider market-based factors, including risk adjusted after-tax yields. When reviewing concentration risk, the Investment Committee should consider the liquidity needs of SEALSQ, among other things. Investments are to be made in accordance with the guidelines in the Investment Policy that will be reviewed at least annually, with oversight conducted by senior officers and the Investment Committee.

The overall goals of the Investment Policy are to provide sufficient liquidity to meet the day-to-day financial obligations of the Company, and to optimize investment returns within the guidelines of the Investment Policy. Permissible investment instruments include cash and cash equivalents (e.g. bank obligations, money market funds, and commercial paper), fixed income securities (e.g. obligations of the U.S. Treasury and U.S. Government, tax exempt obligations of states and municipalities, and corporate bonds/notes), equity securities (limited to those listed on the New York Stock Exchange (“NYSE”), NYSE American, NYSE Arca or the Nasdaq Stock Market and in compliance with the listing standards of the applicable exchange) and certain cryptocurrencies, including Bitcoin, Ethereum, HBAR (which are digital assets based on an open source cryptographic protocol existing on the Hedera Network), WECAN tokens (which are Ethereum-based native utility token compliant with the ERC-20 standard tokens issued by WeCan Group SA, a Swiss blockchain and data compliance company in which SEALSQ Corp has a 31.9% equity stake, as of December 31, 2025), and other tokens subject to approval by the Investment Committee. Individual exceptions to the Investment Policy may only be made by the unanimous agreement of the Investment Committee or, if the Investment Committee is unable to reach unanimous agreement on such exception, by the Board.

On September 3, 2025, as part of the establishment of the Investment Committee, the Board approved the addition of Bitcoin, Ethereum, HBAR, and WeCan Tokens (collectively, the “Approved Cryptocurrencies”) as treasury reserve assets, so that up to $30 million of SEALSQ’s cash, or proceeds from future debt and equity issuances, may be invested in the Approved Cryptocurrencies. As of December 31, 2025, SEALSQ was in the process of completing the necessary processes in order to create an account with a recognized, approved financial provider to hold its Approved Cryptocurrency assets. As of December 31, 2025, SEALSQ’s investments held in Approved Cryptocurrencies remained immaterial.

The Investment Committee will direct the investment activity of SEALSQ in public and private markets pursuant to authority granted by the Board. Depending on certain market conditions and various risk factors, members of the Investment Committee, each in their personal capacity or through affiliated investment vehicles, may at times invest in the same securities, instruments or other assets (including cryptocurrencies) in which the Company invests. The Board anticipates that such investments will align the interests of the Company with the interests of related parties because it places the personal resources of such Investment Committee members at risk in substantially the same manner as resources of the Company in connection with investment decisions made by the Investment Committee on behalf of the Company.

In December 2023, the FASB issued ASU No. 2023-08, “Intangibles-Goodwill and Other-Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets.” This standard provides accounting and disclosure guidance for crypto assets that meet the definition of an intangible asset and certain other criteria. In-scope assets are subsequently measured at fair value with changes recorded in the income statement. The standard requires separate presentation of (1) in-scope crypto assets from other intangible assets and (2) changes in the fair value of those crypto assets. Disclosure of significant crypto asset holdings and an annual reconciliation of the beginning and ending balances of crypto assets are also required. This ASU becomes effective for annual periods beginning in 2025, including interim periods, with early adoption permitted. SEALSQ has adopted this policy and there was no impact of this standard on its historic consolidated financial statements. SEALSQ anticipates that this standard may have an impact on its consolidated financial statements in the future due to potential fluctuations in the value of its proposed investment in the Approved Cryptocurrencies.

Consolidated cash flows

The following table shows information about SEALSQ’s cash flows during the financial years ended December 31, 2025, 2024 and 2023 respectively.

	12 months	12 months	12 months
	ended	ended	ended
	December 31,	December 31,	December 31,
USD’000	2025	2024	2023
Cash Flows from operating activities:
Net cash provided by (used in) operating activities	(31,257)	(10,124)	(2,745)
Net cash provided by (used in) investing activities	(35,312)	(571)	(3,021)
Net cash provided by (used in) financing activities	399,519	88,400	8,625

Effect of exchange rate changes on cash and cash equivalents	83	24	(21)

Cash and cash equivalents
Net increase (decrease) during the period	333,033	77,729	2,838
Balance, beginning of period	84,624	6,895	4,057
Balance, end of period	417,657	84,624	6,895

SEALSQ has not experienced any legal or economic restrictions on the ability of its subsidiaries to transfer funds to the SEALSQ Group in the form of cash dividends, loans or advances.

Level of borrowing

As at December 31, 2025, SEALSQ held notes payable in an amount of $1,678,281. The section below gives the detail of the financial instruments used by the company.

Financial instruments

The following financial instruments are those that were in use and disclosed in SEALSQ’s balance sheet and notes as at December 31, 2025.

Equity Transactions

See Item 10.C. Material Contracts and note 31 to the consolidated financial statements for a description of the agreements SEALSQ has entered into since March 2025 in connection with the sale of its Ordinary Shares and warrants.

Loan Agreements

As at December 31, 2025, SEALSQ’s borrowings primarily relate to IC’Alps and consist of government-supported loans and repayable advances, mainly from Bpifrance and French banking institutions.

Total debt amounted to $1.7 million, of which $0.7 million is due within one year. These borrowings include state-guaranteed loans (“PGE”), innovation and research and development loans, and repayable advances, some of which include grant components. These arrangements generally bear fixed interest rates and have contractual maturities extending through 2030. SEALSQ uses these borrowings primarily to support its innovation, research and development activities and general working capital needs.

In addition, in November 2022, SEALSQ entered into a loan agreement with a third-party client in the amount of $2.0 million to support production capacity. The loan does not bear interest and there were no fees or costs associated with the loan. SEALSQ repaid the full balance of the loan during the year ended December 31, 2025.

SEALSQ did not have significant indebtedness at the parent company level as at December 31, 2025.

See note 27 to the consolidated financial statements for additional information on SEALSQ’s outstanding borrowings as at December 31, 2025, including contractual maturities and detailed terms.

Indebtedness to related parties

See Item 7.B. Related Party Transactions—Description of the Related Party Transactions for a description of the nature of the related party transactions and balances as at and for the years ended December 31, 2025, 2024 and 2023.

Material cash requirements from known contractual and other obligations

The following table sets forth SEALSQ’s known contractual and other cash payment obligations as at December 31, 2025:

Contractual obligations	Payments due by period
		Less than 1			more than 5
USD’000s	Total	year	1-3 years	3-5 years	years
Operating and short-term lease obligations	7,260	915	1,767	1,758	2,820
Finance lease obligations	135	60	74	1	—
Debt and convertible note obligations	1,678	689	608	381	—
Total contractual obligations	9,073	1,664	2,449	2,140	2,820

C.	Research and Development, Patents and Licenses, Etc.

SEALSQ’s R&D efforts focus on advancing secure microcontroller platforms and post-quantum cryptography (PQC) enablement across SEALSQ’s portfolio. Over the last three years SEALSQ has prioritized:

•	implementation of NIST-selected PQC algorithms and alignment with evolving cryptographic requirements across jurisdictions, and
•

development of SEALSQ’s next hardware generation platform built on a proprietary RISC-V-based secure core and preparation for emerging certification regimes, including FIPS 140-3 side-channel assessment.

SEALSQ conducts R&D primarily from its Meyreuil, France site, which houses research and development, sales and marketing, and administrative functions. As part of SEALSQ’s talent strategy, it has increased the number of employees dedicated to R&D over the last three years.

SEALSQ currently holds 88 individual patents protecting its technology. Research and development expenditures focus on advancing future technologies, which SEALSQ plans to register as additional patents to strengthen its portfolio and maintain competitive barriers.

D.	Trend Information

SEALSQ operates in the global semiconductor and digital security markets, which are characterized by rapid technological change, evolving industry standards, and increasing regulatory scrutiny. The following trends are expected to influence the SEALSQ’s business, financial condition, and results of operations, although the extent and timing of their impact remain uncertain.

Growth in Connected Devices and Expanding Attack Surface

The continued proliferation of IoT devices, including those deployed in industrial, automotive, energy, and critical infrastructure applications, is contributing to a significant increase in the number of connected endpoints. This expansion has led to a broader attack surface for cybersecurity threats.

As a result, there is increasing demand for secure microcontrollers, hardware-based security solutions, and device authentication technologies. However, the pace of adoption of such solutions may vary across industries and geographies and may be affected by cost constraints, legacy system integration challenges, and evolving security requirements.

Transition Toward Post-Quantum Cryptography

Advancements in quantum computing technologies may, over time, compromise widely used public-key cryptographic algorithms. In response, industry stakeholders, including governmental bodies such as NIST (National Institute of Standards and Technology), are developing and promoting PQC standards.

The timing and scope of migration to PQC remain uncertain and may depend on regulatory mandates, industry adoption cycles, and the perceived urgency of quantum-related threats. This transition is expected to require significant upgrades to existing infrastructure, including hardware, firmware, and software systems, which may create both opportunities and challenges for industry participants.

Increasing Reliance on Hardware-Based Security

Cybersecurity strategies are increasingly incorporating hardware-based security mechanisms, including secure elements, hardware roots of trust, and tamper-resistant components. These solutions are designed to enhance system integrity and protect against both remote and physical attacks.

While demand for such technologies is expected to grow, adoption may be influenced by cost considerations, integration complexity, and the availability of alternative software-based solutions.

Emergence of Edge Computing and Open Architectures

The growth of edge computing and AI-enabled applications is driving demand for processing capabilities closer to data sources. This trend is contributing to increased interest in energy-efficient and flexible semiconductor architectures, including open instruction set architectures such as RISC-V.

However, the adoption of emerging architectures may be subject to ecosystem maturity, software compatibility, and competitive pressures from established semiconductor platforms.

Supply Chain Constraints and Sovereignty Considerations

Recent disruptions in global semiconductor supply chains, as well as geopolitical developments, have increased focus on supply chain resilience and technological sovereignty. Governments and industry participants are pursuing strategies to localize semiconductor design, manufacturing, and secure provisioning capabilities.

These efforts may result in increased investment and new market opportunities, but may also lead to fragmentation of global supply chains, increased regulatory complexity, and higher operational costs.

Integration of Hardware and Trust Services

The market is increasingly shifting toward integrated solutions that combine semiconductor components with digital trust services, including PKI, secure provisioning, and lifecycle management.

The adoption of such integrated solutions may depend on customer demand for end-to-end security, interoperability requirements, and the ability of vendors to provide scalable and cost-effective offerings.

Evolving Regulatory Environment

The regulatory landscape for cybersecurity, data protection, and product certification continues to evolve across multiple jurisdictions. Requirements related to security standards, such as FIPS and Common Criteria are becoming more stringent.

Compliance with these regulations may increase development costs and time-to-market, and failure to comply could result in reputational harm, financial penalties, or restrictions on market access.

Conclusion

SEALSQ believes that these industry trends may contribute to increased demand for secure and quantum-resistant semiconductor solutions over the long term. However, SEALSQ’s ability to benefit from these trends will depend on multiple factors, including market adoption rates, competitive dynamics, technological developments, regulatory changes, and SEALSQ’s ability to execute its strategy effectively.

Additional details regarding SEALSQ’s growth strategy and industry trends are detailed in Item 4.B. Business Overview. Uncertainties and material commitments that may materially affect the company’s financial condition are described in Item 3.D. Risk Factors.

E.	Critical Accounting Estimates

The preparation of SEALSQ’s consolidated financial statements in conformity with US GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures.

SEALSQ considers an accounting estimate to be critical if it requires management to make judgments about matters that are inherently uncertain and if reasonably possible changes in those assumptions could materially impact the consolidated financial statements.

SEALSQ bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances. Actual results may differ from those estimates. Management has discussed the development, selection and disclosure of these critical accounting estimates with the Audit Committee of the Board of Directors.

SEALSQ believes the following accounting estimates are the most critical to an understanding of its consolidated financial statements.

Business combinations

Accounting for business combinations requires SEALSQ to make significant estimates and assumptions in determining the fair value of assets acquired and liabilities assumed.

These estimates are based on fair value measurement techniques that incorporate significant unobservable inputs.

In connection with the acquisition of IC’Alps in 2025, SEALSQ recognized significant identifiable intangible assets and goodwill. The valuation of these assets is based on forward-looking assumptions, including forecasted revenues, expected margins, customer relationships, useful lives and discount rates.

These assumptions are inherently uncertain. Changes in these assumptions could materially affect the amounts assigned to acquired assets and liabilities, as well as future amortization expense and potential impairment.

Inventory Valuation

Due to the long manufacturing cycle in the semiconductor industry, SEALSQ must order components and build inventory in advance of customer demand.

SEALSQ records inventories at the lower of cost and net realizable value and records write-downs for inventories that are obsolete or in excess of anticipated demand. The inventory valuation allowance is based on an analysis of physical deterioration, obsolescence and expected demand, taking into consideration product maturity, marketability, historical trends and assumptions about future demand and market conditions.

These estimates require significant judgment and are inherently uncertain, particularly given the long production lead times and potential changes in technology and customer demand. Changes in these assumptions, including future demand and market conditions, could result in additional write-downs and materially affect the consolidated financial statements.

Goodwill impairment

Goodwill recognized in connection with business combinations is subject to impairment testing. Goodwill is not amortized and is tested for impairment at least annually or more frequently if indicators of impairment exist.

The impairment assessment requires SEALSQ to estimate the fair value of its reporting units, which involves significant judgment. Fair value is typically determined using valuation techniques that incorporate forward-looking assumptions, including projected revenues, operating margins, long-term growth rates and discount rates.

These assumptions are inherently uncertain and depend on future business performance and market conditions. Changes in these assumptions, particularly projected cash flows or discount rates, could result in a material impairment charge in future periods.

Pension and other postretirement obligations

The measurement of pension and other postretirement obligations requires the use of actuarial assumptions.

The most significant assumptions include discount rates and, where applicable, expected returns on plan assets. These assumptions affect the projected benefit obligation and related expense recognized in the consolidated financial statements.

These estimates require significant judgment and are sensitive to changes in market conditions, particularly interest rates. Changes in these assumptions could materially affect the recorded obligation and future expense.

Recoverability of deferred tax assets

SEALSQ operates in multiple jurisdictions and is subject to various tax laws and regulations. Deferred tax assets and liabilities arise from temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases, as well as from tax loss and tax credit carryforwards.

SEALSQ evaluates the recoverability of its deferred tax assets based on whether it is more likely than not that sufficient future taxable income will be generated. This assessment requires significant judgment and includes consideration of historical results, projections of future taxable income, the reversal of existing temporary differences and the impact of tax planning strategies.

These estimates are inherently uncertain because they depend on future profitability, which may be affected by market conditions, business performance and changes in tax laws or interpretations. As a result, SEALSQ has recorded a valuation allowance against its deferred tax assets where recovery is not considered more likely than not. If actual results differ from SEALSQ’s estimates, or if assumptions change, SEALSQ may be required to adjust its valuation allowance, which could materially impact income tax expense in the period of change.

Item 6.Directors, Senior Management and Employees

A.Directors and Senior Management

The following table sets forth the name, age and functions of SEALSQ’s non-executive and executive directors, and its senior management as of the date of this annual report. The business address for each director and member of senior management is the address of its principal executive office which is located at Avenue Louis Casaï 58, 1216 Cointrin, Switzerland.

SEALSQ’s non-executive and executive directors are elected annually and individually by the shareholders at each Annual General Meeting of the shareholders for a term extending up until the following Annual General Meeting of the shareholders in accordance with the Articles. The board of directors also has the right to appoint new directors at any time for a term extending until the following Annual General Meeting. The last Annual General Meeting of the shareholders was on May 19, 2025.

Name	Date of birth	Functions in SEALSQ
Non-Executive Directors
Ruma Bose(3)	December 9, 1972	Independent non-executive Board Member
Cristina Dolan(1)	February 16, 1961	Independent non-executive Board Member
David Fergusson(1)(2)	August 15, 1960	Independent non-executive Board Member
Eric Pellaton(1)(2)	March 25, 1959	Independent non-executive Board Member
Peter Ward(3)	January 5, 1952	Non-executive Board Member

Executive Directors
Carlos Moreira(3)	September 1, 1958	Chairman of the Board of Directors and Chief Executive Officer
John O’Hara(3)	April 15, 1977	Board Member and Chief Financial Officer
Senior Management
Frank Buonanno	March 21, 1963	Vice-President of Global Sales
Jean-Pierre Enguent(3)	May 8, 1962	Vice-President of Research & Development Systems and Solutions
Loïc Hamon(3)	July 17, 1971	Chief Operating Officer of SEALSQ USA
Andreas Moreira	August 11, 1993	Chief Innovation Officer
Jean-Luc Triouleyre	September 12, 1970	General Manager of IC’Alps SAS
Nathalie Verjus	February 19, 1975	Company Secretary and Financial Planning & Reporting Manager
Bernard Vian(3)	March 22, 1967	General Manager of SEALSQ France SAS
(1)Member of the Audit Committee
(2)Member of the Nomination and Compensation Committee
(3)Member of the Strategy Committee

Dr. Hossein Rahnama resigned from SEALSQ’s board of directors effective October 28, 2025.

Biographies

Directors

Carlos Moreira has been a member of the board of directors and Chief Executive Officer and Chairman of the board of directors of SEALSQ since its inception on April 1, 2022. He is the Founder, Chairman of the board of directors and Chief Executive Officer of WISeKey International Holding AG. Mr. Moreira is a recognized UN Expert on CyberSecurity and Trust Models for ILO, UN, UNCTAD, ITC/WTO, World Bank, UNDP, ESCAP (83-99). Author, Internet Pioneer, Founder. Founding Member of the “Comité de Pilotage Project E-Voting” of the Geneva Government, Member of the UN Global Compact, Member of the WEF Global Agenda Council. Founding Member WEF Global Growth Companies 2007. WEF New Champion 2007 to 2016, Vice Chair WEF Agenda Council on Illicit Trade 12/15, Member of the Selection Committee for the WEF Growth Companies. Founder of the Geneva Security Forum. Member the WEF Global Agenda Council on the Future of IT Software & Services 2014-16. Member of the New York Forum. Selected as one of the WEF, Trailblazers, Shapers and Innovators, Member of Blockchain Advisory Board of the Government of Mexico. Nominated by Bilan.CH among the 300 most influential persons in Switzerland 2011 and 2013, top 100 of Who’s Who of the Net Economy, Most Exciting EU Company at Microsoft MERID 2005, Man of the Year AGEFI 2007, Selected by Bilanz among the 100 most important 2016 digital heads in Switzerland 2017. Award Holder CGI. Adjunct Professor of the Graduate School of Engineering RMIT Australia (95/99). Head of the Trade Efficiency Lab at the Graduate School of Engineering at RMIT. M&A Award 2017 Best EU acquisition. 2018 Blockchain Davos Award of Excellence by the Global Blockchain Business Council. Member of The Blockchain Research Institute. Founder Blockchain Center of Excellence 2019. Entrepreneur and investor in disruptive crypto-technology AI, Blockchain, IoT and Cybersecurity. Keynote speaker at the UN, WEF, CGI, ITU, Bloomberg, Oracle, SAP, Zermatt Summit, Microsoft, IMD, INSEAD, MIT Sloan, HEC, UBS, CEO Summit. Coauthor of “The transHuman Code: How to Program Your Future” (2019).

John O’Hara has served as Chief Financial Officer since January 24, 2024, and was appointed to the board of directors on February 14, 2024. He is also the Chief Financial Officer of WISeKey International Holding AG. A qualified chartered accountant, Mr. O’Hara has many years of experience in Controllership, Financial Planning and Analysis and Finance Transformation. Mr. O’Hara previously served as the International Financial Controller of WISeKey International Holding AG. Prior to joining WISeKey in 2018, Mr. O’Hara worked for Jesuit Worldwide Learning, where he served as the Global Financial Controller. Prior to joining Jesuit Worldwide Learning, Mr. O’Hara spent three years with Deloitte LLP as the Finance Director for their tax service line. Prior to joining Deloitte, Mr. O’Hara served as the Financial Controller for Marsh and McLennan Companies for seven years. Prior to joining Marsh and McLennan Companies, Mr. O’Hara served as the Group Accountant for Chelsea FC plc for three years. Prior to joining Chelsea FC plc, Mr. O’Hara worked for Grant Thornton LLP in the audit department for six years. In addition to his chartered accountant qualification (FCA) with the Institute of Chartered Accountants in England and Wales (ICAEW), UK, Mr. O’Hara holds a BA (Hons) in Economics from Durham University, UK.

Ruma Bose was appointed to the board of directors on June 14, 2023. Ms. Bose was most recently Chief Growth Officer (CGO) at Clearco, a SoftBank-backed fintech unicorn and the world’s largest e-commerce investor (in which she was previously a longtime advisor, venture partner and early investor). Previously, Ms. Bose was Managing Partner at Humanitarian Ventures, investing in high growth technology companies and leveraging their potential for the humanitarian sector. Ms. Bose was previously on the management council of Chobani, one of the world’s largest yogurt companies, where she served as President of Chobani Ventures and the Chobani Foundation. In addition to her roles at Chobani, she was also Founding President of Tent Foundation, which she helped establish as one of the leading foundations in the humanitarian sector. Ms. Bose’s earlier leadership roles include President and co-CEO at Sprayology, a pioneering homeopathic company; President at Vincent Longo, an iconic global cosmetics brand; Director at Roseworth Capital, a private equity investor focused on consumer/brand/retail and specialized business and financial services sectors; and Cofounder and VP Market Development at Finishline, a national chemical and products services company. Ms. Bose was part of the Bose Corporation startup team sent to launch and scale operations in India. She started her career as an analyst at Scotiabank in the International Banking Group. Ms. Bose co-authored the international bestselling book, “Mother Teresa, CEO”, which has been translated into eight languages. The book describes the management and leadership principles of Mother Teresa, who Ms. Bose worked with in Calcutta, and explains how they can be applied to businesses and non-profits alike. Ms. Bose sits on the Governing Board of Directors of Calvert Impact Capital, one of the pioneers of impact investing, gender lens investing and climate impact, which in the last 25 years has deployed over $4bn in 100+ countries and on KAO Corporation’s (Tokyo Stock Exchange: 4452) ESG External Advisory Board, the largest household and personal care product manufacturer in Japan. Ms. Bose is the 2021 recipient of the prestigious Scotiabank Ethical Leadership Award which, every year recognizes one ethical leader who, through their actions and decisions, have demonstrated character, courage, and adherence to ethical principles. In 2022, Ms. Bose was awarded an honorary Doctor of Laws from Dalhousie University, Halifax, Canada, her alma mater. She is a member of the Young Presidents’ Organization (YPO); the Global Entrepreneurs’ Council at the United Nations Foundation; and is active at the World Economic Forum as a member of its Expert Network. Ms. Bose is a frequent keynote speaker at conferences around the world, including the Forbes 100 Most Powerful Women’s Summit, World Humanitarian Summit, World Economic Forum, Banff Forum and meetings of the United Nations. She has been featured in publications including The Economist, Wall Street Journal, Fast Company, NY Times, Financial Times, LA Times, Business Insider and Bloomberg.

Cristina Dolan was appointed to the board of directors on March 10, 2023. Ms. Dolan served on the GRIID board of directors from January 2, 2024, until its acquisition by CleanSpark in October 2024. Ms. Dolan is an award-winning engineer, entrepreneur, and author who has spent her entire career in a variety of executive roles within the technology industry. In 2024, she joined the faculty of Columbia University’s Technology Management Program and serves as an executive cybersecurity advisor to Crimson Vista. Prior to joining RSA in 2021, where she led Global Alliances, she advised several cybersecurity companies, including Crayonic and Cytegic (acquired by Mastercard). Recently, she co-authored a book, “Transparency in ESG and the Sustainable Economy: Capturing Opportunities through Data”, and several articles, including the World Economic Forum article “Cybersecurity Should Be Treated as an ESG Issue” and the Forbes article “Cybersecurity Is a Global Threat to Democracy, Yet Not Well Understood.” Honors include being named to lists of the most influential and impactful women in technology, along with numerous awards for service and entrepreneurship. The student coding competition, Dream it. Code it. Win it., which she founded and led from 2014 to 2016 as the Board Chair of the MIT Enterprise Forum of New York, won numerous awards, including the MIT Harold E. Lobdell Distinguished Service Award, the Trader Magazine Charitable Works Award, and four Stevie Awards for best organization and leadership. The competition sponsor, Fiverr, celebrated her as a “Do-er” in its global campaigns. As an advocate of computer science education, her TED talk, “Just Solve It,” which addresses the value of being an engineer and solutionist in creating opportunities, has over 933K views. A blockchain pioneer since 2014, she founded several companies, including Additum, a value-based healthcare company based in Spain, and iXledger, which specialized in cyber insurance. Her talk at the MIT Center for International Studies’ Starr Forum, “Bitcoin and the Global Economy,” in April 2016, was one of the program’s most popular presentations. From 2009 to 2016, Cristina held several roles at TradingScreen, an award-winning institutional multi-asset financial trading platform, including leading product management for content, data, chat, and communications products, as well as serving as Global Head of Corporate Marketing. In 2000, she was recruited as CEO by venture-backed Wordstream, an MIT-Harvard spinout focused on multilingual translations utilizing computational linguistics and machine learning, where she commercialized the software. OneMain, a company she co-founded in 1998, was acquired by Earthlink in 2000 after a highly successful IPO that outperformed Amazon’s and eBay’s respective IPOs. As OneMain’s Geographic Communities Division President and Chief Strategic Alliances Officer, she launched and built the cornerstone Geographic Communities, which were profitable upon launch. Cristina also held executive roles at IBM and Oracle, leading consultative selling at strategic accounts within the communications and financial verticals. At Hearst and Disney, she led technology and software development for the launch of the first consumer websites, which were delivered on time and within budget. As an MIT alumna, she served as President of the MIT Club of New York, Chair of the MIT Enterprise Forum, a member of the MIT Enterprise Forum Global Board, the MIT Selection Committee, and the MIT Media Lab 30th Anniversary Committee. She was also invited as a keynote speaker at the MIT Women’s Un-Conference in March 2018. Additionally, she served on the alumnae board at the Convent of the Sacred Heart and received the Global Leadership Alumna Award. She earned a Master of Media Arts and Science from the MIT Media Lab, as well as a Master of Computer Science Engineering and a Bachelor of Electrical Engineering. Cristina is bilingual and fluent in her native language, English, and Spanish.

David Fergusson was appointed to the board of directors on March 10, 2023. Mr. Fergusson has also served as a member of the board of directors of WISeKey International Holding AG since 2017. Since 2018, he is the Executive Managing Director - M&A for Generational Group, the leading lower middle-market M&A investment banking advisory firm in North America. Based in New York, he also heads the company’s Technology Practice and Cross Border M&A Practice. He has over 35 years of experience in the creation of businesses, the acceleration of corporate growth, and global mergers and acquisitions. Prior to joining Generational Equity, he was most recently the President and CEO of The M&A Advisor, where he led the global think tank for the firm’s constituency of over 350,000 finance industry professionals, from their offices in New York and London. As a partner in cross border investment firm Paradigm Capital, Mr. Fergusson conducted over 25 acquisitions as an investor. As an M&A advisor, he has managed over 350 transactions. He is a member of the Association of Corporate Growth (ACG) and an advocate for the advancement of the finance industry for which he led the formation of the Emerging Leaders program which is celebrating its 12th anniversary in 2025. A pioneer in cross border mergers and acquisitions, between the United States and China, he was recognized with the 2017 M&A Leadership Award and the 2019 Lifetime Achievement Award from the China Mergers & Acquisitions Association, and is Co-Chairman of the Global Mergers, Acquisitions & Investment Council. In addition, Mr. Fergusson is the recipient of the Investment Banker of The Year for 2023, awarded by the Global M&A Network and winner of multiple US and Global M&A Transaction of the Year Awards. Mr. Fergusson is a respected speaker on the subjects of financial services, corporate transformation, and technological innovation at leading prominent educational institutions and leadership assemblies including the Vatican, World Economic Forum at Davos, World Bank and the International Monetary Fund; and a contributor to major media organizations including CBS, BBC, NPR, ABC, CNBC, Bloomberg, and Thomson Reuters. Mr. Fergusson is co-author of the bestselling technology book “The TransHuman Code” and the forthcoming multi-media platform “Humanity at The Crossroads – AI, Quantum Computing and The TransHuman Code”. He is also the editor of 5 annual editions of the mergers and acquisitions handbook - “The Best Practices of The Best Dealmakers” series with a readership of more than 500,000 in over 60 countries. Recipient of the 2015 Albert Schweitzer Leadership Award for his work in global youth leadership development, Mr. Fergusson is the former President of Hugh O’Brien Youth Leadership (HOBY), the world’s largest social leadership foundation for high school students. Mr. Fergusson is Canadian and a graduate of Kings Edgehill School and The University of Guelph.

Eric Pellaton was appointed to the board of directors on March 10, 2023. Mr. Pellaton is an investor in several startup companies involved in different fields: in Real Estate Holdings, Sofia Rental (Bulgaria), a company that buys, sells and manages apartments and a luxury hotel, where has been a partner and investor since 2000; in ZeroBoundary Inc (USA), from 2001 until 2018, a company involved in project management and leadership development products and services, in face-to-face and e-learning delivery formats which he co-founded; in Pelican Packaging (USA), a company involved in die packaging for the semiconductor industry, where he acted as partner and investor from 2002 until 2007; in ACN (Switzerland), a company that develops electronic chips that can transfer internet/video/audio information through the power line, and in Seyonics (Switzerland), a company specialized in Nano liter dispensing system (syringe), where, in both cases, he has been acting as investor and advisor since 2003; in Visage Pro USA, a company involved in skin care products with organic cream ranging from anti-aging to burn issues, where he was a partner and investor between 2005 and 2018; and in Solar Rain (USA), a company involved in salt water and dirty water purification systems for drinking water, where he has been a partner and investor since 2008. Prior to that, Mr. Pellaton held different positions from sales, service, management, CEO and Chairman in the field of automation and robotics at Ismeca Group from 1981 to 2000. Ismeca was producing equipment for the Electronic, Medical, Watches and Car Industries all over the world. Mr. Pellaton also owns a patent in RFID technology. Mr. Pellaton graduated as an Electronic/Electro technique Engineer from Ecole Technique Supérieure du Locle, Switzerland.

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

Senior Management

Franck Buonanno serves as Vice President Global Sales of SEALSQ since January 2024. Prior to that, Mr. Buonanno was EMEA Sales Director for over 3 years for the SEALSQ Group. He has over 30 years of experience in International Business Development and Microelectronics. Mr. Buonanno worked for over 15 years at Atmel Corporation as both a Sales Manager and Sales Director covering India, Israel, the Middle East and South Africa, where he managed distribution & representatives’ network as well as direct sales. He has strong experience on ASIC (Application-Specific Integrated Circuit) and Smartcard business and has been recognized for his contribution to record-setting sales figures while working at Atmel Corporation (from $10M revenue in 2000 to $85M revenue in 2008). Mr. Buonanno obtained a Master of Engineering from Polytech Montpellier in 1990. He also obtained a Master of Political Science from Sciences Po Aix in 2017.

Jean-Pierre Enguent serves as Vice President of Research and Development, and Operations. Mr. Enguent is a key technology leader with 30 years of experience in Microelectronics. He joined SEALSQ as Head of Development for Semiconductors Solutions, including R&D, Operations and Global Security. Prior to joining SEALSQ, Mr. Enguent spent 7 years at Inside Secure, 6 years at Atmel and 8 years at STMicroelectronics, leading teams of engineers, scientists and technicians. He worked towards the development of Secure Microcontroller product portfolio with more than 80 patents, publications and significant contributions to NFC and ISO standards. Mr. Enguent has been a founding member and strategic adviser of InSeal, a France based company providing operating systems for contactless applications to a variety of customers in the payments market. Mr. Enguent has an Engineering Degree in Microelectronics from the “Ecole Supérieure d’Ingénieurs (ESIEE Paris)” in France.

Loïc Hamon serves as the Chief Operating Officer of SEALSQ USA. Mr. Hamon focuses on forging strategic partnerships and driving adoption of SEALSQ’s security technologies among government agencies and businesses that demand next-generation security solutions and leading SEALSQ’s custom secure semiconductor solutions business, following SEALSQ’s acquisition of IC’Alps. Before joining SEALSQ, Mr. Hamon was the Global Head of Silicon Engineering at Capgemini, where he led the development of a differentiated Silicon Engineering offering and drove business growth from specification to silicon and volume production, by leveraging strategic partnerships within the broader semiconductor and vertical industry ecosystem. Prior to joining Capgemini, Mr. Hamon was the Vice President of Corporate Development and Strategic Marketing at Kalray. Prior to this, Mr. Hamon served as the Vice President of Corporate Development and Communications of Inside Secure, where he also led the NFC business unit. Mr. Hamon began his career at Texas Instruments, where he held various positions. Mr. Hamon also acted as an independent member of the Board of Directors at Secure Silex Insight. He holds a Master’s Degree in Marketing Intelligence from HEC Paris, France, a Master’s Degree in Electrical Engineering from ESIGELEC in Rouen, France, and a Postgraduate Degree in Microelectronics from Paris XI University, France.

Andreas Moreira serves as Chief Innovation Officer. Mr. Moreira is responsible for driving SEALSQ’s innovation strategy and digital transformation initiatives, with a focus on cybersecurity, digital identity, and emerging technologies. He oversees initiatives related to the protection of digital identities, the security of connected devices, and the development of advanced technology solutions leveraging blockchain, artificial intelligence, and related technologies. In his role, he works closely with executive management and technology teams to support the evolution of SEALSQ and WISeKey’s products and services and to align innovation efforts with business and security objectives. Mr. Moreira has more than 10 years of experience in technology and cybersecurity within the WISeKey group, during which time he has held roles of increasing responsibility. In these roles, he has contributed to the design and deployment of secure digital platforms and supported activities in complex and regulated environments. He is also involved in industry thought leadership through participation in conferences and professional forums focused on cybersecurity and innovation. Mr. Moreira holds a Bachelor’s degree in Computer Science from Webster University in Geneva, Switzerland, and completed executive management training at IMD in Lausanne, Switzerland.

Jean-Luc Triouleyre serves as General Manager of IC’Alps, a company he co-founded in 2018 and has led since then. He brings more than 30 years of experience in the micro- and nano-electronics industry, delivering on-demand, state-of-the-art solutions for highly demanding markets. Throughout his career, he has held a wide range of technical, managerial, and executive roles including covering board and integrated circuit design including multi processors architectures (Canon Research Center, Compagnie des Signaux, T-Sqware/Globespan/Conexant), worldwide projects and team management (Conexant, MND, DxO), business management (Dolphin Integration, IC’Alps). Mr. Triouleyre is the founder of two technology companies: MND (2002–2007) and IC’Alps. He has contributed to numerous innovations deployed in a range of demanding markets, including telecommunications (early Wi-Fi, Frame Relay, ATM, and DSL systems), automotive (up to ASL certifications), mobile devices (video processing solutions), aerospace (DO-254 DAL-certified programs), defense, healthcare (e.g. pacemakers, ultrasound systems, and brain–computer interface technologies), IoT, industrial and security applications (e.g. secure elements and sovereign applications). Mr. Triouleyre holds an engineering degree in electronics and embedded systems from ESEO, Angers, France.

Nathalie Verjus serves as Company Secretary and Financial Planning & Reporting Manager for the SEALSQ Group and the WISeKey Group. A qualified chartered accountant, Ms. Verjus has a solid background in compliance and finance, combined with project management and operational experience. Prior to joining WISeKey in 2016, Ms. Verjus worked for Tyco International, later merged with Johnson Controls, where she served as EMEA Controllership Senior Manager, then Finance Transformation Senior Project Manager, before becoming Operational Excellence Lead and Head of a Business Unit. Prior to joining Tyco International, Ms. Verjus spent four years with PricewaterhouseCoopers UK in Audit and Risk Assurance. Prior to joining PricewaterhouseCoopers, Ms. Verjus served as Project Manager and Export Administration Manager for NACCO Industries, Inc. In addition to her chartered accountant qualification (ACA) with the Institute of Chartered Accountants in England and Wales (ICAEW), UK, Ms. Verjus holds an MA in International Business Administration for Bournemouth University, UK, and a Master’s in International Business from the EDC Paris Business School in Paris, France.

Bernard Vian serves as General Manager of SEALSQ France SAS. Prior to joining the SEALSQ Group, Mr. Vian served as the Executive Vice President of the Secure Transaction Business Division, Vice President of Business Development and Executive Vice President for Secure Payments at INSIDE Secure SA. He came to INSIDE Secure from Gemplus where he served in several positions in Sales Support and Marketing, in Europe and lately in California where he opened the Gemplus North America headquarters and served as Technical Support Director for 5 years. Mr. Vian joined INSIDE Secure’s team in 2002 as Business Development Vice President. He is a graduate of the University of Aix-Marseille, France, with an engineering degree in Electronic Systems.

Conflicts of Interest

Several of SEALSQ’s directors and officers may have pre-existing fiduciary obligations to other businesses of which they are directors or officers. See “Item 7.B. Related-Party Transactions— Related-Party Transactions Policy”.

Family Relationship

Carlos Moreira is the father of Andreas Moreira; there are no other family relationships among any of SEALSQ’s executive and non-executive directors or members of senior management.

Potential arrangements

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management. However, Carlos Moreira has a significant shareholding in WISeKey as disclosed in Item 7.A. Major Shareholders.

B.Compensation

Compensation of Directors and Senior Management

In the year ended December 31, 2025, the aggregate compensation paid and accrued by the SEALSQ Group to the members of its board of directors and SEALSQ’s senior management for services in all capacities was approximately USD 16,300,000, excluding social charges. SEALSQ notes that the compensation of the board of directors included an equity component in the form of stock options but did not include stock options which are due in relation to the nine months ended December 31, 2025. The grant of these options will take place in 2026 for administrative reasons and were not accrued in the 2025 annual report in line with applicable US GAAP guidance.

Under BVI law, public disclosure of individual compensation—including cash compensation, equity awards (such as stock options), benefits in kind, and pension, retirement or similar benefits—is not required. Accordingly, SEALSQ does not provide individualized compensation disclosure. However, to the extent required by U.S. securities laws, SEALSQ’s directors and senior management may be required to report their beneficial ownership of, and transactions in, SEALSQ’s equity securities, which may include compensation in the form of equity awards, under Section 16(a) of the Exchange Act.

Annual Incentive Plan

Compensation for its executive directors and senior management includes a bonus. SEALSQ’s annual incentive plan is designed to encourage management to achieve pre-established performance goals, both short-term and long-term.

The annual incentive plan for its executive directors is approved by its nomination and compensation committee which then submits it for approval by its board of directors.

Share-based Compensation

SEALSQ maintains an F Share Option Plan (“FSOP”) and an Ordinary Share Option Plan (“OSOP”) for the benefit of its directors, employees and consultants. Options issued under the FSOP to SEALSQ’s directors for compensation entitle the participant to SEALSQ Class F Shares at the ratio of 1:1, at an exercise price equal to the nominal value of SEALSQ Class F Shares of USD 0.05 per share, with immediate vesting and expiring on the seventh anniversary of the grant date. Options issued under the OSOP to its directors for compensation entitle the participant to SEALSQ Ordinary Shares at the ratio of 1:1, at an exercise price equal to the nominal value of SEALSQ Ordinary Shares of USD 0.01 per share, with immediate vesting and expiring on the seventh anniversary of the grant date. Each grant is subject to the approval of the board of directors who may, in line with the terms and conditions of the FSOP and OSOP, amend the terms of the grant.

C.Board Practices

SEALSQ’s Articles provide that its board of directors consists of a minimum of three (3) and a maximum of twelve (12) directors. SEALSQ currently has seven members on its board of directors. Each director shall be elected for a one-year term. All current directors, namely Carlos Moreira, John O’Hara, Ruma Bose, Cristina Dolan, David Fergusson, Eric Pellaton, and Peter Ward, were duly re-elected during the annual general shareholders meeting held on May 19, 2025. They will serve until the next annual general meeting in 2026, except in the event of their earlier death, resignation, or removal, and until their successors are elected at such next annual general meeting.

Other than with respect to its directors that are also executive officers, SEALSQ does not have written agreements with any director providing for benefits upon the termination of his or her engagement with SEALSQ.

As a foreign private issuer, SEALSQ is permitted to follow certain home country corporate governance practices instead of those otherwise required under Nasdaq’s Rules for domestic U.S. issuers, provided that SEALSQ discloses which requirements it is not following and describe the equivalent home country requirement.

Board Independence

Four of SEALSQ’s seven directors, Ruma Bose, Cristina Dolan, David Fergusson, and Eric Pellaton, are considered “independent” under the Nasdaq rules, and therefore, SEALSQ currently follows Nasdaq Listing Rule 5605 (b)(1), which requires an issuer to maintain a majority of independent directors. SEALSQ notes that BVI law does not require an issuer to maintain a majority of independent directors, so it may not have a majority of independent directors in the future. SEALSQ is also not subject to Nasdaq Listing Rule 5605 (b)(2), which requires that independent directors must have regularly scheduled meetings at which only independent directors are present.

Committees of the Board of Directors

SEALSQ’s board of directors has established an audit committee, a nomination and compensation committee, and a strategy committee.

Audit Committee

The Audit Committee consists of three members, being Cristina Dolan, David Fergusson and Eric Pellaton, who were appointed by the board of directors. The audit committee consists exclusively of members of SEALSQ’s board of directors who are financially literate. SEALSQ’s board of directors has determined that all members of the Audit Committee satisfy the “independence” requirements set forth in Rule 10A-3 under the Securities Exchange Act and under the Nasdaq Listing Rules. The members of the Audit Committee were appointed by SEALSQ’s board of directors. The role of the Audit Committee complies with BVI law (as applicable) but may not fully comply with the requirements of Nasdaq Listing Rule 5605(c)(1).

BVI law does not impose any requirements to have an Audit Committee or on the charter of such Audit Committee. The audit committee is responsible for, among other things:

●	overseeing SEALSQ’s accounting and financial reporting processes and the audits of its financial statements;
●	the compensation, retention and oversight of the work of SEALSQ’s independent registered public accounting firm and auditors who are appointed by SEALSQ;
●	SEALSQ’s accounting policies, financial reporting and disclosure controls and procedures;
●	the quality, adequacy and scope of external audit;
●	SEALSQ’s accounting compliance with financial reporting requirements; and
●	the management’s approach to internal controls with respect to the production and integrity of the financial statements and disclosure of SEALSQ’s financial performance.

Nomination and Compensation Committee

SEALSQ’s Nomination and Compensation Committee consists of two members, David Fergusson and Eric Pellaton. SEALSQ’s board of directors has determined that each of the members of the Nomination and Compensation Committee is independent under Nasdaq’s listing standards. SEALSQ follows its home country’s standards with respect to the responsibilities of SEALSQ’s Nomination and Compensation Committee. BVI law does not impose any requirements to have a Nomination and Compensation Committee or on the charter of such nomination and compensation committee.

The primary purpose of SEALSQ’s Nomination and Compensation Committee is to discharge its board of directors’ responsibilities to oversee its compensation policies, plans and programs, and to review and determine the compensation to be paid to SEALSQ’s executive officers, directors and other senior management, as appropriate.

The Nomination and Compensation Committee is responsible, among other things to:

●	review and recommend to SEALSQ’s board of directors the compensation of its directors;
●	review and approve, or recommend that SEALSQ’s board of directors approve, the terms of compensatory arrangements with its executive officers;
●	review and approve, or recommend that its board of directors approve, incentive compensation and equity plans, and any other compensatory arrangements for its executive officers and other senior management, as appropriate;
●	identify, evaluate and select, or recommend that SEALSQ’s board of directors approve nominees for election to its board of directors and new members of the executive management and their terms of employment; and
●	consider and make recommendations to SEALSQ’s board of directors regarding the composition of the committees of the board of directors.

Strategy Committee

SEALSQ’s Strategy Committee consists of four members of the board of directors: Carlos Moreira (Chairman), Peter Ward, John O’Hara and Ruma Bose in addition to three members of SEALSQ’s management team, Bernard Vian, Jean-Pierre Enguent and Loïc Hamon. The Strategy Committee advises the board of directors on all strategic matters, including acquisitions, investments, product development and technological developments. The Strategy Committee continuously reviews SEALSQ’s strategic direction and assesses the impact of changes in the environment on SEALSQ. The members of the Strategy Committee are appointed by its board of directors.

Investment Committee

SEALSQ’s Investment Committee consists of Carlos Moreira, Cristina Dolan, David Fergusson and Eric Pellaton. Jonathan Llamas and Andreas Moreira have been appointed by the Board as operational leads with the delegated authority to implement and manage the execution of transactions. The Investment Committee oversees the implementation of SEALSQ’s Investment Policy and manages SEALSQ’s portfolio of securities and other investments. The Investment Committee regularly reviews risks related to SEALSQ’s investment portfolio, including concentration risk. Investments are to be made in accordance with the guidelines in the Investment Policy that will be reviewed at least annually, with oversight conducted by senior officers and the Investment Committee.

Quorum requirements

Nasdaq Listing Rule 5620(c) generally requires that the by-laws of a Nasdaq listed company must provide a quorum for shareholder meetings of at least 33⅓% of the outstanding shares of a company’s common voting stock. In this regard, SEALSQ will prescribe those quorum requirements for meetings as set forth in SEALSQ’s Articles, as permitted under applicable British Virgin Islands law, which provides that a quorum may be that as specifically fixed by the memorandum and articles of association of the company in question. Currently, its Articles provide that a shareholders’ meeting will be duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than 50% of the votes of the shares entitled to vote on resolutions of shareholders to be considered at the meeting.

Solicitation of proxies

SEALSQ must submit to shareholders notice of any shareholders’ meeting not less than twenty calendar days prior to the meeting date, indicate in such notice the items on the agenda of the meeting and provide together therewith other relevant documents for the meeting, such as any documents to be considered, the meeting admission card (if any) and the proxy card (if any).

However, BVI law does not have a regulatory regime for the solicitation of proxies, and thus, SEALSQ’s practice varies from Nasdaq Listing Rule 5620(b), which sets forth certain requirements regarding the solicitation of proxies.

Shareholder approval

Under Nasdaq Listing Rule 5635, a company is required to obtain shareholder approval of equity award plans and issuances of equity securities in excess of certain amounts based on SEALSQ’s outstanding ordinary shares when at less than the market price or book value. There are no such mandatory requirements under BVI law or under its Articles, and as such, SEALSQ’s practice varies from Nasdaq Listing Rule 5635. SEALSQ does not plan to get shareholder approval for changes in or increases of shares in any of its equity award plans approved by the directors in the future or for issuances of equity securities that exceed 20% of the outstanding ordinary shares of the Company if they are sold at less than the market price or book value.

Third party compensation

Neither BVI law nor its Articles require that SEALSQ discloses information regarding third party compensation of its directors or director nominees. As a result, SEALSQ’s practice varies from the third party compensation requirements of Nasdaq Listing Rule 5250(b)(3).

Related party transactions

SEALSQ’s board of directors, or a committee of its board of directors composed of directors not subject to the potential conflict, is required to conduct an appropriate review and oversight of all related party transactions for potential conflict of interests on an ongoing basis.

Code of Conduct

SEALSQ has followed BVI law, which does not require a company to have a Code of Conduct applicable to all directors, officers and employees. As a result, its practice varies from Nasdaq Listing Rule 5610, which requires a publicly available Code of Conduct. SEALSQ does, however, expect ethical behavior from all of its directors, officers and employees and as a matter of BVI law, directors do have certain statutory and fiduciary duties. Please refer to “Certain British Virgin Islands Company Considerations —Directors’ fiduciary duties” below for further details.

D.Employees

As at December 31, 2025, the SEALSQ Group had 185 employees, of which 160 were located in France. The following table shows the breakdown of its workforce of employees and contractors by category of activity as at the dates indicated:

Headcount breakdown	As at December 31,
Area of Activity	2025	2024	2023
Cost of sales	13	5	5
Research and development	109	30	25
Selling and marketing	23	17	17
General and administrative	40	15	14
Total	185	67	61

With respect to French employees, French labor laws govern the length of the workday and workweek, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination of employment, equal opportunity and anti-discrimination laws and other conditions of employment. French labor laws also impose the creation of a worker’s council for companies employing 50 people or more. There are no employees of SEALSQ France SAS or IC’Alps SAS representing labor unions at the workers’ council.

SEALSQ has never experienced any labor-related work stoppages or strikes and believe its relationships with its employees and independent contractors are agreeable.

E.Share Ownership

See Item 7.A. Major Shareholders for a list of beneficial ownership of SEALSQ’s shares by major shareholders as at March 27, 2026.

The table below shows the beneficial share ownership of the persons listed in above subsection 6.A, including any shareholding by their related parties.

	As at March 27, 2026
					Number of	Number of
					options on	options on
	Number of	Percentage	Number of	Percentage	Class F	Ordinary
	Class F	of Class F	Ordinary	of Ordinary	Shares	Shares
Name	Shares held	Shares(1)	Shares held	Shares(1)	held(2)	held(2)
Non-Executive Directors
Ruma Bose	—	—	—	—	—	72,177
Cristina Dolan	—	—	85,081	0.04%	—	—
David Fergusson (3)	—	—	1,581	0.00%	—	—
Eric Pellaton (4)	—	—	3,087	0.00%	—	85,081
Peter Ward	26	0.00%	315	0.00%	—	366,746

Executive Directors
Carlos Moreira (5)	66	0.00%	735,215	0.33%	—
John O’Hara	4	0.00%	165,595	0.07%	—

Senior Management
Frank Buonanno	—	—	20,000	0.01%	—	20,000
Jean-Pierre Enguent	—	—	—	0.00%	—	30,000
Loïc Hamon	—	—	—	—	—	—
Andreas Moreira	—	—	17,466	0.01%	—	10,000
Jean-Luc Triouleyre	—	—	—	—	—	—
Nathalie Verjus	4	0.00%	185,000	0.08%	—	—
Bernard Vian	—	—	—	*	—	—
*	Shareholding less than one percent of the class of shares and that has not been disclosed to shareholders or otherwise made public.

(1)	Based on the total number of fully paid-in outstanding shares as at December 31, 2025.
(2)	Each option giving right to one Class F Share or Ordinary Share upon exercise.
(3)	Includes 581 Ordinary Shares held indirectly by a related party.
(4)	Includes 2,987 Ordinary Shares held indirectly through NRJ SA.
(5)	Includes 7,556 Ordinary Shares held indirectly through a related party.

The terms of the options fully granted and held by directors and senior management are described in the following table:

	Number of	Number of
	options on	options on
	Class F Shares	Ordinary Shares		Exercise price	Date of grant	Expiration date of
Name	held(1)	held(1)		of option	per U.S. GAAP	options
Non-Executive Directors
Ruma Bose	—	14,005		USD 0.01	07/15/2024	05/29/2031
Ruma Bose	—	7,819		USD 0.01	07/15/2024	05/29/2031
Ruma Bose	—	16,062		USD 0.01	07/15/2024	07/03/2031
Ruma Bose	—	34,291		USD 0.01	05/08/2025	04/30/2032

Eric Pellaton	—	4,667		USD 0.01	05/31/2024	05/29/2031
Eric Pellaton	—	2,606		USD 0.01	05/31/2024	05/29/2031
Eric Pellaton	—	8,923		USD 0.01	07/09/2024	07/03/2031
Eric Pellaton	—	34,594		USD 0.01	10/29/2024	10/24/2031
Eric Pellaton	—	34,291		USD 0.01	05/01/2025	04/30/2032

Peter Ward	—	13,649		USD 0.01	10/28/2024	10/24/2031
Peter Ward	—	350,000		USD 0.01	05/01/2025	04/30/2032
Peter Ward	—	3,097		USD 0.01	05/01/2025	04/30/2032

Senior Management
Frank Buonanno	—	20,000		USD 0.01	02/20/2026	04/30/2032
Jean-Pierre Enguent	—	30,000		USD 0.01	02/10/2026	04/30/2032
Andreas Moreira	—	10,000	(2)	USD 0.01	06/18/2025	04/30/2032
Bernard Vian	—	—		—	—	—
(1)	Each option giving right to one Class F Share or Ordinary Share upon exercise.
(2)	Held by a related party

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

Summary of Stock Plans

Share Option Plans

SEALSQ has two employee stock option plans: the F Share Option Plan (“FSOP”) and the Ordinary Share Option Plan (“OSOP”), which were approved respectively on January 19, 2023, and September 15, 2023 by the board of directors of SEALSQ.

Administration

SEALSQ’s board of directors administers the FSOP and OSOP and has full power to construe and interpret the share option plans, establish and amend rules and regulations for the administration thereof, and perform all other actions relating thereto. Under the FSOP and OSOP, the members of the board of directors and executive management as well as other employees, advisors, consultants and other persons providing services to SEALSQ (the “Participants”) may be granted options that entitle the respective Participant to receive a certain number of Class F Shares and Ordinary Shares, respectively.

Subject in particular to the ad-hoc terms which may be determined from time to time by the board of directors, options granted to Participants shall vest gradually on a straight-line basis over a period of three years from the grant date. SEALSQ’s board of directors may set shorter vesting periods for any Participant. The exercise period shall be seven years. Subject to certain exceptions, upon termination of the employment or contractual relationship between SEALSQ or any of its subsidiaries and the Participant, all options held by the Participant that are not vested shall be immediately forfeited without value, while vested options may be exercised by the Participant pursuant to the FSOP or OSOP as applicable during a period of thirty days or less after the end of the employment or contractual relationship. The board of directors may grant options to employees, members of management and consultants, the terms and conditions of which deviate from the FSOP or OSOP.

Plan Amendment or Termination

SEALSQ’s board of directors has the authority to amend, suspend, or terminate its FSOP and OSOP, provided that such action does not materially impair the existing rights of any Participant without such Participant’s written consent.

For further information on the compensation of SEALSQ’s directors and senior management, see Item 6.B. Compensation and for further information on its shareholders and related party transactions policy, see Item 7. Major Shareholders and Related Party Transactions.

F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable

Item 7.Major Shareholders and Related Party Transactions

A.Major Shareholders

The following table sets forth information with respect to the beneficial ownership of SEALSQ’s Ordinary Shares for each beneficial owner of 5% or more of its Ordinary Shares.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares issuable upon the exercise of options, warrants or other rights that are immediately exercisable or exercisable within 60 days of March 27, 2026. Percentage ownership calculations are based on 222,773,999 fully-paid and outstanding Ordinary Shares as of March 27, 2026.

		Total % of
	Total Ordinary	Outstanding			% Total
Name of beneficial owner	Shares	Ordinary Shares		Total F Shares	Voting Power
WISeKey International Holding AG(1)	6,001,200	2.69	%(2)	1,499,700	51.33%
CVI Investments, Inc. / Heights Capital Management, Inc.(3)	22,255,122	9.99%		0	5.00%
(1)	The largest single shareholder of WISeKey is Carlos Moreira, the Chief Executive Officer of SEALSQ. The table below sets forth information with respect to Mr. Moreira’s ownership of the Class A and Class B Shares of WISeKey as of March 27, 2026.

			Total % of	Total % of
			Outstanding	Outstanding
			WISeKey	WISeKey	% WISeKey
	Total WISeKey	Total WISeKey	Class A	Class B	Voting
Name of beneficial owner	Class A Shares	Class B Shares	Shares(i)	Shares(i)	Power(i)
Carlos Moreira	1,593,461(i)	94,031(i)	99.5%	2.3%	29.7%
(i)	Based on the total number of fully paid-in outstanding WISeKey Class A Shares and WISeKey Class B Shares as at March 27, 2026 as registered on the Commercial Register of the Canton of Zug as at March 27, 2026.
(2)	WISeKey’s percentage holding of SEALSQ’s Ordinary Shares was 38.5% as of December 31, 2023, 12.55% as of December 31, 2024 and 3.13 as of December 31, 2025, respectively.
(3)	Based on the Schedule 13G/A (Amendment No. 1) filed with the SEC on February 10, 2026, by CVI Investments, Inc. (“CVI”) and Heights Capital Management, Inc. (“Heights”) as investment manager of CVI, which reports beneficial ownership as of December 31, 2025 subject to the limitations and disclaimers therein, as adjusted by the Company based on its records to reflect changes in beneficial ownership known to the Company as of March 27, 2026. Heights as the investment manager to CVI may be deemed to be the beneficial owner of all shares owned by CVI. As stated in the Schedule 13G, each reporting person disclaims any beneficial ownership, except for their pecuniary interest therein.

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

B.Related Party Transactions

WISeKey International Holding Ltd and its affiliates

As of March 27, 2026, WISeKey owns 2.69% of SEALSQ’s Ordinary Shares and 99.99% of its Class F Shares, thereby holding 51.33% of the voting power of all SEALSQ shares. SEALSQ is reserving up to 5% of its Class F Shares for issuance pursuant to an F Share Option Plan for the benefit of certain directors and senior management of SEALSQ, its subsidiaries and its parent, as a result of which WISeKey’s percentage ownership of SEALSQ Class F Shares is subject to the grant and exercise of Class F Share Options. SEALSQ’s Articles provide that, in the event of a change of control (being the acquisition by any person or entity, alone or jointly, of more than 50% of the voting rights of any Class F Shareholder which is a corporate entity), as determined by SEALSQ’s board of directors, the Class F Shares owned by such Class F Shareholder will be subject to a mandatory redemption by SEALSQ in exchange for the issuance of new Ordinary Shares at a ratio of five (5) Ordinary Shares for each one (1) Class F Share redeemed. A change in the control of WISeKey would trigger this provision as it is a corporate entity holding Class F Shares.

Upon completion of a mandatory redemption, the remaining Class F Shareholders, who are likely to be members of SEALSQ’s board of directors and senior management, would hold shares with 49.99% of the Company’s voting power. The mandatory redemption of such Class F Shares, and the issuance of five (5) Ordinary Shares for each one (1) Class F Share redeemed (in accordance with above) would result in a dilution of the per share voting power of the holders of SEALSQ’s Ordinary Shares. See Item 10.B “Memorandum and Articles of Association” for more information.

Description of the Related Party Transactions with WISeKey

The following provides a description of the nature of the related party transactions and balances as at and for the years ended December 31, 2025, 2024 and 2023. SEALSQ is majority owned, in voting power, by WISeKey, which provides administrative support services, including office management, accounting and IT support. The expenses in relation to WISeKey in the years ended December 31, 2025, 2024 and 2023 all relate to interest on the outstanding loans and the recharge of management services.

On April 1, 2019, the SEALSQ Group entered into a loan agreement with WISeCoin AG, an affiliate of WISeKey, pursuant to which WISeCoin AG commits to loan EUR 250,000 to the SEALSQ Group, at an interest rate of 3% per annum, amended to 2.5% on November 3, 2022 (the “WISeCoin Euro Loan”). The loan has no maturity date.

On October 1, 2019, the SEALSQ Group entered into a loan agreement with WISeCoin AG pursuant to which WISeCoin AG commits to loan USD 2,750,000 to the SEALSQ Group, at an interest rate of 3% per annum, amended to 2.5% on November 3, 2022 (the “WISeCoin USD Loan”). The loan has no maturity date.

On April 1, 2021, the SEALSQ Group entered into a Debt Remission Agreement (the “Debt Remission”) with WISeKey pursuant to which an outstanding amount of EUR 5 million (USD 5,871,714 at historical rate) owed to WISeKey was remitted without any compensation from the SEALSQ Group. Per the terms of the Debt Remission, WISeKey will have the right to reinstate the debt and ask for repayment in fiscal years when SEALSQ France SAS achieves a positive income before income tax expense, in an amount calculated based on the income before income tax expense and as agreed by the parties. As such, because of the repayment clause, the loan amount covered by the Debt Remission continues to be shown as noncurrent liabilities included in the line Indebtedness to related parties, noncurrent. The outstanding amount under the Debt Remission is revalued at each period end at the applicable closing rate.

On January 1, 2023, the SEALSQ Group entered into a loan agreement with WISeKey (the “New Loan”) which replaced all outstanding loan agreements with WISeKey. Per the terms of the New Loan, WISeKey extended a loan to the SEALSQ Group of up to USD 5 million, with an interest rate of 2.5% per annum, repayable on or around December 31, 2024. A first tranche loan of USD 1,407,497 was drawn on January 1, 2023, which was made up of the balance of USD 1,198,746 outstanding from previous loan agreements as at December 31, 2022 and an additional loan amount of USD 208,751.

All entities in the SEALSQ Group are subject to management fees from WISeKey and WISeKey’s affiliates. Where the payment terms have been defined, the classification between current and noncurrent follows the payment terms, however, where there is no set payment date for these fees, they have been classified as noncurrent.

On December 20, 2023, the SEALSQ Group and WISeKey entered into an agreement to write off EUR 2 million (USD 2,191,282 at historical rate) of the outstanding Debt Remission amount. Therefore, as at December 31, 2023, an amount of EUR 3 million (USD 3,105,300) remained outstanding under the Debt Remission.

As at December 31, 2023, the SEALSQ Group owed WISeKey and WISeKey’s affiliates noncurrent debts in an aggregate amount of USD 9,695,576, made up of loans and unpaid management fees, and current debts in an aggregate amount of USD 1,407,497 under the New Loan. The unamortized effective interest balance of the current debts was USD 129,691, hence a carrying value of the current debts of USD 1,277,806 as at December 31, 2023. In the year 2023, an aggregate effective interest expense of USD 114,400 was recorded in the income statement.

As at December 31, 2023, the SEALSQ Group also held an accounts payable balance of USD 1,377,871 with WISeKey in relation to interest on outstanding loans and the recharge of management services, classified as accounts payable to shareholders.

In 2024, SEALSQ repaid the current debt owed to WISeKey in full for a total amount of USD 1,449,911, made up of the outstanding balance of the New Loan of USD 1,407,497 and interest thereon. The SEALSQ Group also repaid some of the noncurrent debts owed to WISeKey and WISeKey’s affiliates.

As at December 31, 2024, the SEALSQ Group owed WISeKey a noncurrent debt in an amount of USD 3,105,300 made up of the remaining loan under the Debt Remission, and a current loans in an aggregate amount of USD 3,008,775. In the year ended December 31, 2024, an aggregate effective interest expense of USD 82,493 was recorded in the income statement.

As at December 31, 2024, the SEALSQ Group also held an accounts payable balance of USD 2,388,441 with WISeKey and WISeKey’s affiliates in relation to interest on outstanding loans and the recharge of management services.

In 2025, the SEALSQ Group repaid in full the outstanding EUR 3 million Debt Remission as well as the WISeCoin USD Loan principal in an amount of USD 2,750,000 and interest thereon of USD 403,420. The WISeCoin Euro Loan and interest thereon remain outstanding and classified as current, for a total amount of USD 305,700 as at December 31, 2025.

As at December 31, 2025, the SEALSQ Group owed WISeKey a total of USD 2,180,054 in current payables corresponding to the WISeCoin Euro Loan, unpaid interest and management fees, and had a current receivable of USD 8,656,171 with WISeKey and its affiliates corresponding to management fees and advances.

WISeSat. Space Corp.

On November 6, 2025, the SEALSQ Group invested USD 10.0 million in WISeSat and acquired 870 shares, representing an 8.08% ownership interest, while the rest of the ownership interest is held by WISeKey. See also Item 4.B. Business Overview-- WISeSat. Space Investment & Partnership for a description of the WISeSat investment.

For the period from November 6, 2025, through December 31, 2025, the SEALSQ Group recognized equity method loss of USD 41,917. The carrying amount of the investment as of December 31, 2025, was USD 9,958,083. No impairment was identified as of December 31, 2025.

WeCan Group AG

On June 27, 2025, SEALSQ acquired a 31.9% equity interest (28.33% on a fully diluted basis) in WeCan Group AG (“WeCan”), a privately held Swiss company operating a blockchain-based digital infrastructure platform, specializing in secure, decentralized data infrastructure, particularly for financial compliance purposes. WeCan’s mission is to enable both financial and non-financial institutions to securely manage and exchange sensitive data. In 2023, WeCan launched its own blockchain and WECAN token, which is traded as a cryptocurrency and listed on the Bitstamp exchange since December 20, 2023, as well as on CoinMarketCap and Coinbase. In addition to the equity investment, the SEALSQ Group holds WECAN tokens associated with the WeCan ecosystem.

Quantix Edge Security

On September 11, 2025, SEALSQ made a EUR 0.75 million capital contribution to Quantix Edge Security, a Spanish joint venture, and acquired a 5.0% ownership interest.

Quantix Edge Security was in a pre-operational stage as of December 31, 2025.

Major Shareholders

See Item 7.A. Major Shareholders

Indemnification Agreements

SEALSQ has entered into indemnification agreements with its directors and executive officers. The indemnification agreements require, and the Articles require, SEALSQ to indemnify its directors and executive officers to the fullest extent permitted by law.

Related-Party Transactions Policy

BVI law does not have a specific provision regarding conflicts of interest. However, the BVI Act imposes a duty on directors of a British Virgin Islands company:

a)	to act honestly and in good faith and in what the director believes to be in the best interests of the company when exercising their powers as a director;
b)	to exercise the reasonable care, diligence, and skill that a reasonable director would exercise in the same circumstances taking into account, but without limitation:
i.	the nature of the company;
ii.	the nature of the decision; and
iii.	the position of the director and the nature of their responsibilities;
c)	to exercise their duties for proper purpose and in accordance with the BVI Act and the memorandum and association of the company; and to disclose any interest which they have in a transaction entered into or to be entered into by the company.

SEALSQ’s directors may be personally liable to it for loss suffered as a consequence of a breach of their statutory duties.

BVI law permits a director to attend and vote at a meeting on a matter in which they have an interest. However, it would generally be considered that a director should exclude themselves from any decision in which the nature of their conflict is such that they could not reasonably be expected to exercise objective judgement or comply with their statutory duties. This rule is generally understood to disqualify directors from participation in decisions that directly affect them. Failure by a director to disclose an interest may result in a transaction being set aside.

Accordingly, as a result of multiple business affiliations, the directors of SEALSQ may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. In addition, conflicts of interest may arise when the board of SEALSQ evaluates a particular business opportunity with respect to the above-listed criteria. SEALSQ cannot assure you that any of the above mentioned conflicts will be resolved in their favor. Furthermore, each of the directors of SEALSQ may have pre-existing fiduciary obligations to other businesses of which they are officers or directors.

Below is a table summarizing the entities to which SEALSQ’s executive officers and directors currently have fiduciary duties or contractual obligations:

Name	Entity	Entity’s Business	Position
Carlos Moreira	WISeSat.Space Corp.	Secure satellite solutions for D2D communications	CEO and Director
Carlos Moreira	WISeKey International Holding S.A.	Cybersecurity, blockchain, and IoT company	Founder, CEO and Chairman of the Board
John O’Hara	WISeSat.Space Corp.	Secure satellite solutions for D2D communications	Director
John O’Hara	WISeKey International Holding S.A.	Cybersecurity, blockchain, and IoT company	CFO, Director
David Fergusson	WISeSat.Space Corp.	Secure satellite solutions for D2D communications	Director
David Fergusson	WISeKey International Holding S.A.	Cybersecurity, blockchain, and IoT company	Director
Peter Ward	WISeKey International Holding S.A.	Cybersecurity, blockchain, and IoT company	Director

In addition, SEALSQ’s officers, and members of senior management, and the other individuals providing services to SEALSQ or its subsidiaries may face a conflict regarding the allocation of their time between SEALSQ’s business, on the one hand, and the business interests of WISeKey or its affiliates, on the other hand. The amount of time officers and such other individuals providing services to SEALSQ will allocate between SEALSQ’s business and the business of WISeKey and its affiliates will vary from time to time depending on various circumstances and needs of the businesses, such as the level of strategic activity of each business. While there will be no formal requirements or guidelines for the allocation of time spent between SEALSQ’s business and the other businesses they are involved in, the performance of their duties will be subject to the ongoing oversight of the board of directors.

C.Interests of experts and counsel

Not applicable.

Item 8.Financial Information

A.Consolidated Financial Statements and Other Financial Information

SEALSQ has appended as part of this annual report its consolidated financial statements as at December 31, 2025 starting at page F-1.

For information on dividend policy, see Item 10.B. Memorandum and Articles of Association.

Legal Proceedings

There is currently no ongoing legal proceeding against the Company.

B.Significant Changes

Except as disclosed elsewhere in this annual report, SEALSQ has not experienced any significant changes since the date of its audited consolidated financial statements included in this annual report

Item 9.The Listing

A.Listing Details

A discussion of the listing details can be found under “Markets” below.

B.Plan of Distribution

Not applicable.

C.Markets

SEALSQ’s Ordinary Shares have been trading under the symbol “LAES” on the Nasdaq since May 2023.

On March 27, 2026, the closing price of SEALSQ’s Ordinary Shares on the Nasdaq was $2.45 per Ordinary Share.

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

Item 10.Additional Information

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association

SEALSQ’s objects and purposes are described in Clause 4 of its Articles and are generally to engage in any act or activity that is not prohibited under the laws of the BVI.

SEALSQ’s Articles provide that the Company is authorized to issue two classes of shares, up to 500,000,000 Ordinary Shares with a par value of USD 0.01, and up to 10,000,000 Class F Shares with a par value of USD 0.05, which shall be issued as registered Shares only.

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

The Class F Shares are non-transferable.

Authorized Shares

The Company is authorized to issue a maximum of 510,000,000 Shares in two classes as follows: up to 500,000,000 Ordinary Shares with a par value of USD 0.01 (Ordinary Shares); and up to 10,000,000 Class F Shares with a par value of USD 0.05 (Class F Shares).

Share Register

SEALSQ’s share register is maintained by its transfer agent Computershare Inc. SEALSQ’s registered number is 2095496. A share is deemed to be issued when the name of the shareholder is entered in the register of members.

Directors

The Directors are to be elected by Resolution of Shareholders at the Annual General Meeting and hold office until the earlier of the next Annual General Meeting, except in the event of the earlier of their death, resignation or removal. Each director then in office shall resign at each Annual General Meeting with effect from the end of such meeting. Directors that have previously served on the Board may be re-elected. The Directors may at any time appoint any person to be a Director either to fill a vacancy or as an addition to the existing Directors. Where the Directors appoint a person as Director to fill a vacancy, the term shall not exceed the term that remained when the person who has ceased to be a Director ceased to hold office. SEALSQ’s Articles provide that its board of directors consists of a minimum of three (3) and a maximum of twelve (12) directors. SEALSQ currently has seven (7) members on its board of directors.

The business and affairs of the Company shall be managed by, or under the direction or supervision of, the Directors. The Directors have all the necessary powers for managing, directing, and supervising the business and affairs of SEALSQ. Each Director shall exercise their powers for a proper purpose and shall not act or agree to the SEALSQ Group acting in a manner that contravenes the Articles or the BVI Act. Each Director, in exercising their powers or performing their duties, shall act honestly and in good faith in what the Director believes to be the best interests of the SEALSQ Group.

A Director shall, forthwith after becoming aware of the fact that they are interested in a transaction entered into or to be entered into by SEALSQ, disclose the interest to all other Directors.

Committees

The Directors shall establish and maintain an audit committee (the “Audit Committee”) as a committee of the Directors. The Audit Committee shall be responsible for the appointment, compensation, retention, and oversight of the Company’s auditors.

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

Dividends and Other Distributions

SEALSQ has never declared or paid cash dividends to its shareholders and it does not intend to pay cash dividends in the foreseeable future.

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

Section 132 of the BVI Act, and the Articles, provide that, subject to certain limitations, SEALSQ may indemnify its directors and officers against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings. Such indemnity only applies if the person acted honestly and in good faith with a view to the best interests of the company and, in the case of criminal proceedings, the person had no reasonable cause to believe that their conduct was unlawful.

Section 133 of the BVI Act permits a company to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to them in respect of any negligence, default, breach of duty or breach of trust, whether or not SEALSQ may otherwise indemnify such officer or director.

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

The BVI Act imposes a duty on directors of a British Virgin Islands company:

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

DELAWARE CORPORATE LAW	BVI CORPORATE LAW

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

In addition, the BVI Act imposes various duties on directors of a company with respect to certain matters of management and administration of the company. Officers’ duties arise under the company’s constitutional documents or their terms of appointment.

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

The BVI Act also imposes a duty on directors of a British Virgin Islands company to:

(a)

act honestly and in good faith with a view to the best interests of the company; and

(b)

exercise the care, diligence, and skill that a reasonable director or officer would exercise in the same circumstances.

In addition, the BVI Act imposes various duties on directors of a company with respect to certain matters of management and administration of the company.

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

DELAWARE CORPORATE LAW	BVI CORPORATE LAW
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

A director may resign at any time by notice. Stockholders may remove directors with or without cause, except: (i) if the board is classified, removal is only for cause unless the charter provides otherwise; and (ii) if directors are elected by a class/series or cumulative voting, special rules apply. Qualifications may be set in the charter/bylaws.

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

As permitted by the BVI Act and its Articles, SEALSQ may be voluntarily liquidated under Part XII of the BVI Act by resolution of directors or resolution of shareholders if it has no liabilities or it is able to pay its debts as they fall due and the value of its assets equals or exceeds its liabilities.

A company may also be wound up where a court deems it just and equitable to do so and in circumstances where they are insolvent in accordance with the terms of the BVI Insolvency Act.

Changes to stock terms generally require a charter amendment approved by the board and stockholders. A separate class vote is required if an amendment would adversely affect the powers, preferences, or special rights of a class (and, if applicable, of a series, if so provided).

Under the Articles, the rights conferred upon the holders of SEALSQ’s shares of any class may only be varied with the consent in writing of the holders of a majority of the issued shares of that class or by a resolution approved at a meeting of the shares of that class by the affirmative vote of a majority of the votes of the shares of that class which were present at the meeting and were voted.

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

DELAWARE CORPORATE LAW	BVI CORPORATE LAW

All creation of shares require the board of directors to adopt a resolution or resolutions, pursuant to authority expressly vested in the board of directors by the provisions of the company’s certificate of incorporation.

The number of shares that a British Virgin Islands company is authorized to issue is set out in the memorandum and articles of association.

The Articles provide that the company is authorized to issue 510,000,000 shares in two classes as follows:

(a)

500,000,000 Ordinary Shares; and

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

C.Material Contracts

First Registered Direct Offering

Securities Purchase Agreement

On December 12, 2024, SEALSQ entered into a Securities Purchase Agreement (the “First Purchase Agreement”) with certain investors, pursuant to which the Company agreed to sell and issue 7,692,308 Ordinary Shares to the investors at a purchase price of US$1.30 per Ordinary Share, in a registered direct offering (the “First RDO”). The closing of the First RDO occurred on December 16, 2024 (the “First RDO Closing Date”), subject to customary closing conditions.

The gross proceeds to the Company from the First RDO were approximately $10,000,000.00, before deducting the placement agent’s fees and other estimated offering expenses payable by the Company.

The First RDO was made pursuant to the Company’s existing shelf registration statement on Form F-3 (File No. 333-283358), which was declared effective on November 27, 2024 by the SEC (the “Shelf Registration Statement”). A prospectus supplement to the Shelf Registration Statement was filed with the Commission on December 16, 2024.

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

Further, the Company agreed that the terms of the warrants issued by the Company to the investors prior to the date hereof (each a “Prior Warrant” and collectively the “Prior Warrants”) will be modified, as of the First RDO Closing Date, as follows: (a) lowering of the exercise price of each Prior Warrant to $2.00 per Ordinary Share, and (b) increase in the quantity of each Prior Warrant such that the aggregate exercise price of the Prior Warrant equals the aggregate exercise price on the issuance date. Further, the Company agreed that if the Company and the investors do not close an additional convertible note tranche in an aggregate principle amount of $10.0 million pursuant to that certain securities purchase agreement, dated July 11, 2023, as amended, by January 16, 2025 (the “Note Tranche Closing”), then the reset above shall be based on the lowering of the exercise price to $1.00 per Ordinary Share (and also a corresponding increase in quantity of warrants as per (b) above).

Placement Agency Agreement

On December 12, 2024, the Company entered into a placement agency agreement (the “First RDO Placement Agency Agreement”) with Maxim Group LLC (the “Placement Agent”), pursuant to which the Company agreed to pay the Placement Agent an aggregate fee equal to 7.0% of the aggregate gross proceeds received by the Company from the sale of the Ordinary Shares in the First RDO. The Company also agreed to reimburse the Placement Agent for up to $40,000.00 in accountable expenses, including the Placement Agent’s legal counsel’s fees.

Second Registered Direct Offering

Securities Purchase Agreement

On December 16, 2024, SEALSQ entered into a Second Securities Purchase Agreement (the “Second Purchase Agreement”) with certain investors, pursuant to which the Company agreed to sell and issue 13,157,896 Ordinary Shares to the investors at a purchase price of US$1.90 per Ordinary Share, in a registered direct offering (the “Second RDO”). The closing of the Second RDO occurred on December 17, 2024, subject to customary closing conditions.

The gross proceeds to the Company from the Offering were approximately $25,000,000.00, before deducting the placement agent’s fees and other estimated offering expenses payable by the Company.

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

Further, the Company agreed that the offering and sale of the Ordinary Shares to the investors pursuant the Second Purchase Agreement shall not result in the lowering of the exercise price of the warrants issued by the Company to the investors prior to the date hereof below US$2.00 per share.

Placement Agency Agreement

On December 16, 2024, the Company entered into a second placement agency agreement (the “Second Placement Agency Agreement”) with the Placement Agent, pursuant to which the Company agreed to pay the Placement Agent an aggregate fee equal to 7.0% of the aggregate gross proceeds received by the Company from the sale of the Ordinary Shares in the Second RDO. The Company also agreed to reimburse the Placement Agent for up to $40,000.00 in accountable expenses, including the Placement Agent’s legal counsel’s fees.

Third Registered Direct Offering

Securities Purchase Agreement

On December 17, 2024, SEALSQ entered into a Third Securities Purchase Agreement (the “Third Purchase Agreement”) with certain investors, pursuant to which the Company agreed to sell and issue 13,157,896 Ordinary Shares to the investors at a purchase price of US$1.90 per Ordinary Share, in a registered direct offering (the “Third RDO”). The closing of the Third RDO occurred on December 19, 2024 (the “Third RDO Closing Date”), subject to customary closing conditions.

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

Further, the Company agreed that the offering and sale of the Ordinary Shares to the investors pursuant the Third Purchase Agreement shall not result in the lowering of the exercise price of the warrants issued by the Company to the investors prior to the date hereof below $2.00 per share.

Placement Agency Agreement

On December 17, 2024, the Company entered into a third placement agency agreement (the “Third Placement Agency Agreement”) with the Placement Agent, pursuant to which the Company agreed to pay the Placement Agent an aggregate fee equal to 7.0% of the aggregate gross proceeds received by the Company from the sale of the Ordinary Shares in the Third RDO. The Company also agreed to reimburse the Placement Agent for up to $40,000.00 in accountable expenses, including the Placement Agent’s legal counsel’s fees.

Warrant Inducement Agreement

On December 30, 2024, SEALSQ entered into a letter agreement (the “Warrant Inducement Agreement”) with the holders of all of its outstanding warrants in order to provide the holders with an opportunity to exercise such warrants to purchase Ordinary Shares, at a reduced exercise price and to receive additional Ordinary Shares upon exercise of such warrants, in each case prior to the Exercise Date (as defined below).

Under the Warrant Inducement Agreement, the Company agreed to reduce the exercise price per Ordinary Share issuable upon exercise of the Prior Warrants to purchase warrant shares (“Prior Warrant Shares”), in each case from $2.00 to $1.65 per Prior Warrant Share payable in cash provided that the holders exercise the Prior Warrants on or prior to 5:00 p.m. (New York Time) January 3, 2025 (the “Exercise Date”). In addition, because the Warrants were exercised by the Exercise0Da te, the number of Prior Warrant Shares issuable upon the exercise of the Prior Warrants was increased such that the aggregate exercise price payable upon the exercise of such Prior Warrants after taking into account the decrease in exercise price of such Prior Warrants was equal to the aggregate exercise price of such Prior Warrants prior to such adjustment. As a result, the first tranche warrants issued on July 11, 2023 were exercised by the Exercise Date and 4,469,382 Prior Warrant Shares were issued; the second tranche warrants issued on January 9, 2024 were exercised by the Exercise Date and 3,033,159 Prior Warrant Shares were issued; the third tranche warrants issued on March 1, 2024 were exercised by the Exercise Date and 2,821,498 Prior Warrant Shares were issued.

Under the Warrant Inducement Agreement, the Company and the holders agreed to waive the obligations of the Company and the holders as set forth in (i) Section 4.19 of the First Purchase Agreement, by and among the Company and the Investors, to close an additional convertible note tranche in an aggregate principal amount of $10.0 million pursuant to that certain securities purchase agreement, dated July 11, 2023, as amended, by January 16, 2025, and (ii) Section 4.15 in each of the securities purchase agreements, dated as of December 12, 2024, December 16, 2024 and December 17, 2024, by and among the Company and the Investors.

The offering of Ordinary Shares to be issued to the holders upon exercise of the Prior Warrants was made pursuant to the Company’s Shelf Registration Statement. A prospectus supplement to the Registration Statement was filed with the Commission on January 2, 2025.

Fourth Registered Direct Offering

Securities Purchase Agreement

On May 5, 2025, SEALSQ entered into a Securities Purchase Agreement (the “Fourth Purchase Agreement”) with several institutional investors named therein (the “4th RDO Investors”), pursuant to which the Company agreed to sell and issue 10,000,000 Ordinary Shares to the 4th RDO Investors at a purchase price of US$2.00 per Ordinary Share, in a registered direct offering (the “4th RDO Offering”). The closing of the registered direct offering is expected to occur on May 6, 2025 (the “4th RDO Closing Date”), subject to customary closing conditions.

The gross proceeds to the Company from the 4th RDO Offering were approximately $20,000,000.00, before deducting the placement agent’s fees and other estimated offering expenses payable by the Company.

The Offering was made pursuant to the Company’s existing shelf registration statement on Form F-3 (File No. 333-286098), which was declared effective on April 2, 2025 by the SEC (the “2025 Shelf Registration Statement”). A prospectus supplement to the 2025 Shelf Registration Statement was filed with the SEC on or around the 4th RDO Closing Date.

Pursuant to the terms of the Fourth Purchase Agreement, until sixty (60) days after the 4th RDO Closing Date, SEALSQ may not issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Ordinary Shares or Ordinary Share equivalents, effect or enter into an agreement to effect any issuance of Ordinary Shares or Ordinary Share equivalents, or, file any registration statement or any amendment or supplement thereto, in each case, subject to certain exceptions, without the prior consent of the 4th RDO Investors. The preceding sentence shall not apply to the issuance of, or registration statements with respect to (a) Ordinary Shares or options issued pursuant to any stock option plan, and (b) following the date which is ten (10) days after the 4th RDO Closing Date, the entering into an agreement and the making of applicable filings with respect to an at-the-market offering facility (the “ATM Facility”) provided, however, that (x) during the period beginning on date which is ten (10) days after the date of the initial launch date of date of the ATM Facility and ending on the date which is forty five (45) days after the initial launch date of the ATM Facility, the Company may sell Ordinary Shares pursuant to the ATM Facility for a purchase price that is equal to or greater than $2.52 per Ordinary Share, and (y) during the period beginning on date which is forty six (46) days after the date of the initial launch date of date of ATM Facility and ending on the date which is sixty (60) days after the initial launch date of the ATM Facility, the Company may sell Ordinary Shares pursuant to the ATM Facility for a purchase price that is equal to or greater than $2.31 per Ordinary Share.

In addition, SEALSQ agreed not to issue, or enter into any agreement to issue, any Ordinary Shares of the Company or “Ordinary Share Equivalents” involving a “Variable Rate Transaction” (each as defined in the Fourth Purchase Agreement), provided, however, that notwithstanding the foregoing, the Company may enter into the ATM Facility at any time following the date which is ten (10) days after the 4th RDO Closing Date and, subject to the restrictions set forth in the paragraph above, may sell Ordinary Shares pursuant to the ATM Facility.

Further, the Company has agreed that until the date that is the twenty four (24) month anniversary of the execution date of the Fourth Purchase Agreement, upon any issuance by the Company or any of its subsidiaries of Ordinary Shares or securities exercisable for or convertible into Ordinary Shares for cash consideration, indebtedness or a combination of units thereof (a “Subsequent Financing”), the investors have the right to participate (on a pro rata basis based upon the number of Ordinary Shares purchased by each Purchaser pursuant to the Fourth Purchase Agreement) in up to an amount of the Subsequent Financing equal to 30% of the Subsequent Financing (the “Participation Maximum”) on the same terms, conditions and price provided for in the Subsequent Financing. This participation right shall not apply in respect of certain issuances pursuant to the Company’s stock option plan, any business acquisition (excluding any such transaction entered into primarily to raise capital), or the ATM Facility.

Placement Agency Agreement

On May 5, 2025, the Company entered into an agency agreement (the “Fourth Placement Agency Agreement”) with the Placement Agent, pursuant to which the Company agreed to pay the Placement Agent an aggregate fee equal to 7.0% of the aggregate gross proceeds received by the Company from the sale of the Ordinary Shares in the 4th RDO Offering. The Company also agreed to reimburse the Placement Agent for up to $40,000.00 in accountable expenses, including the Placement Agent’s legal counsel’s fees.

ATM Sales Agreement

On May 19, 2025, SEALSQ entered into a Controlled Equity OfferingSM Sales Agreement (the “Sales Agreement”) with Cantor Fitzgerald & Co. (“Cantor”) and Maxim (each, a “Sales Agent” and together, the “Sales Agents”), pursuant to which the Company may elect to sell, from time to time through Cantor, acting as the sole designated sales agent and/or principal, Ordinary Shares, having an aggregate offering amount of up to $100,000,000.00 (collectively, the “ATM Offered Shares”).

Any potential sale of the Offered Shares will be made pursuant to the Company’s effective 2025 Shelf Registration Statement, as supplemented by a prospectus supplement dated May 19, 2025 and filed with the SEC pursuant to Rule 424(b) under the Securities Act.

If the Company elects from time to time to sell Ordinary Shares, such sales may be made in transactions that are deemed to be “at-the-market” offerings as defined in Rule 415 under the Securities Act, including sales made directly on or through the Nasdaq Capital Market, the existing trading market for the Ordinary Shares, or any other existing trading market in the United States for the Ordinary Shares, sales made to or through a market maker other than on an exchange or otherwise, directly to a Sales Agent as principal, in negotiated transactions, or in any other method permitted by law, which may include block trades. The Sales Agents have agreed to use commercially reasonable efforts consistent with their normal trading and sales practices to sell the Offered Shares pursuant to the Sales Agreement from time to time, based upon instructions from the Company, including any price or size limits or other customary parameters or conditions the Company may impose.

The Company is not obligated to sell any ATM Offered Shares under the Sales Agreement. The Sales Agreement will terminate upon the earliest of (a) the sale of all of the ATM Offered Shares and (b) the termination of the Sales Agreement by the Sales Agents or the Company, as permitted therein.

The Company has agreed to pay the Sales Agents an aggregate commission of 3.0% of the gross sales price from each sale of ATM Offered Shares pursuant to the Sales Agreement and has agreed to customary indemnification and contribution rights in favor of the Sales Agents.

Additionally, the Company has agreed to reimburse the Sales Agents for certain specified expenses in connection with entering into the Sales Agreement and ongoing sales thereunder. The Sales Agreement contains customary representations and warranties and conditions to the sale of the ATM Offered Shares thereunder.

As of March 31, 2026, we sold an aggregate of 15,450,000 Ordinary Shares under the ATM Facility.

Purchase of IC’Alps

On May 26, 2025, SEALSQ, entered into a Share Sale and Purchase Agreement (the “IC’Alps Agreement”) with Doliam SAS, Mr. Jean-Luc Triouleyre and Mrs. Lucille Engels (together, the “Sellers”), pursuant to which the Sellers agreed to sell, and the SEALSQ agreed to purchase, all of the Sellers’ 530,000 ordinary shares of IC’Alps representing 100% of the share capital and voting rights of IC’Alps (the “IC’Alps Shares”).

The aggregate purchase price payable by SEALSQ to the Sellers for the IC’Alps Shares was EUR 12,500,000.00 (the “Purchase Price”), subject to adjustment for leakage and the potential earn-out described below. On the closing date, and subject to the terms and conditions of the IC’Alps Agreement, SEALSQ paid the Sellers (i) EUR 10,000,000.00 in cash and (ii) EUR 2,500,000.00 to Doliam SAS in the form of fully paid and non-assessable Ordinary Shares. The aggregate number of Ordinary Shares to be issued at closing in respect of this EUR 2,500,000.00 equity portion will be determined by dividing EUR 2,500,000.00 by the volume weighted average price of a Ordinary Shares on The Nasdaq Stock Market for the 90 trading days ending on the trading day immediately prior to the closing date. The Ordinary Shares to be issued at closing will be delivered free of encumbrances (other than contractual transfer restrictions) and will be subject to a mandatory 180-day lock-up period during which Doliam SAS may not sell, transfer or otherwise dispose of such Ordinary Shares.

The IC’Alps Agreement contains a “no leakage” undertaking pursuant to which each Seller represents that no leakage (as defined in the IC’Alps Agreement, including, among other things, certain dividends, fees, guarantees, related-party payments and similar value transfers to the Sellers or their affiliates) has occurred between January 1, 2025 and the date of the IC’Alps Agreement, and undertakes that no leakage (other than “permitted leakage” as defined in the IC’Alps Agreement) will occur between the date of the IC’Alps Agreement and the closing date. In the event of a breach of this undertaking benefiting a Seller or certain related persons, the benefiting Seller must pay to the Buyer an amount equal to the value received plus interest at a 5% per annum rate accruing from the closing date until repayment. Disputes regarding the existence or amount of leakage are subject to an expert determination procedure.

The IC’Alps Agreement also provides for an earn-out payment in Ordinary Shares to the Sellers, on a pro rata basis, contingent upon the revenue generated by IC’Alps for the financial year ending December 31, 2025 of up to EUR 4 million in value based on IC’Alps achieving revenue in excess of EUR 11 million in the twelve months ending on December 31, 2025. Based upon the unaudited results of IC’Alps for the financial year ending December 31, 2025, no earn-out payment is expected to be due.

Master Supply Agreement

On July 1, 2025, SEALSQ France SAS entered into a Master Supply Agreement (“MSA”) with Presto Engineering France SAS, governing the provision of semiconductor-related manufacturing, testing, and supply chain management services. The agreement replaced a prior service-level arrangement and ensures continuity of production and engineering services for SEALSQ’s integrated circuit products. Under the MSA, Presto Engineering provides production services (including supply chain management) and engineering services (including new product introduction and sustaining activities) pursuant to statements of work and product descriptions incorporated into the agreement. The agreement establishes a framework arrangement, under which services are ordered through purchase orders subject to defined minimum annual volumes (minimum order quantities, or “MOQ”). The agreement includes minimum purchase commitments, with annual reconciliation mechanisms requiring SEALSQ to pay any shortfall relative to agreed MOQ levels. SEALSQ is required to provide rolling forecasts, while Presto Engineering undertakes to use commercially reasonable efforts to maintain sufficient capacity to meet forecasted demand and MOQ levels.

The agreement contains detailed intellectual property provisions, including: (i) SEALSQ retains ownership of products, customer-specific tooling, technical data, and deliverables developed and paid for under the agreement; (ii) Presto Engineering retains ownership of its background technology and know-how; (iii) SEALSQ receives broad, royalty-free rights and protections to use and commercialize its products, including a covenant not to sue from Presto Engineering with respect to embedded technologies. The agreement includes: (i) mutual indemnification for third-party claims, including intellectual property infringement; (ii) warranty obligations aligned with industry standards; and (iii) a limitation of liability, excluding certain customary carve-outs (e.g., IP infringement, gross negligence).

Fifth Registered Direct Offering

Securities Purchase Agreement

On July 14, 2025, SEALSQ entered into a securities purchase agreement (the “Fifth Purchase Agreement”) with several institutional investors named therein (the “5th RDO Investors”), pursuant to which the Company agreed to sell and issue (i) 15,000,000 Ordinary Shares, (ii) Class A warrants to purchase up to 15,000,000 Ordinary Shares on or prior to the date that is seven years after the date such warrants are issued (the “Class A Warrants”), (iii) up to 15,000,000 Ordinary Shares issuable upon the exercise of the Class A Warrants, (iv) Class B warrants to purchase up to 15,000,000 Ordinary Shares on or prior to the date that is seven years after the date such warrants are issued (the “Class B Warrants”, and together with the “Class A Warrants”, the “5th RDO Warrants” ), and (v) up to 15,000,000 Ordinary Shares issuable upon the exercise of the Class B Warrants, in a registered direct offering (the “5th RDO Offering”). Each Ordinary Share sold in the 5th RDO Offering will be accompanied by one Class A Warrant and one Class B Warrant at a combined offering price of $4.00. Each 5th RDO Warrant is exercisable for one Ordinary Share at an exercise price of $4.60 per Ordinary Share. The closing of the 5th RDO Offering occurred on July 15, 2025, subject to customary closing conditions.

The gross proceeds to the Company from the 5th RDO Offering were approximately $60,000,000.00, before deducting the placement agent’s fees and other estimated offering expenses payable by the Company.

The 5th RDO Offering was made pursuant to the Company’s existing 2025 Shelf Registration Statement. A prospectus supplement to the 2025 Registration Statement is expected to be filed with the Commission on or around July 15, 2025 (the “5th RDO Closing Date”).

Placement Agency Agreement

On July 14, 2025, the Company entered into a placement agency agreement (the “Fifth Placement Agency Agreement”) with the Placement Agent, pursuant to which the Company agreed to pay the Placement Agent an aggregate fee equal to 7% of the aggregate gross proceeds received by the Company from the sale of the Ordinary Shares and 4th RDO Warrants in the 5th RDO Offering. The Company also agreed to reimburse the Placement Agent for up to $40,000 in accountable expenses, including the Placement Agent’s legal counsel’s fees.

Warrants

The Class A Warrants and Class B Warrants will each be issued as individual warrant instruments to the investors. The Class A Warrants and the Class B Warrants are identical in terms of 5th RDO Warrant holders’ rights and SEALSQ’s obligations thereunder except for the put right granted to holders of Class A Warrants described below under “Fundamental transactions”.

Exercisability and duration

Each of the 5th RDO Warrants is exercisable immediately on or after the issuance date and at any time prior to 5:00 p.m., New York City time, on July 15, 2032 (the “5th RDO Expiration Date”) for the purchase of Ordinary Shares (the “5th RDO Warrant Shares”). The 5th RDO Warrants are exercisable via “cashless” exercise in the absence of an effective registration statement registering the issuance of the 5th RDO Warrant Shares to the 5th RDO Warrant holders.

Exercise Price

The exercise price per Ordinary Share purchasable upon the exercise of the 5th RDO Warrants is $4.60 per Ordinary Share. The exercise price of the 5th RDO Warrants and the number of Ordinary Shares issuable upon exercise are subject to applicable adjustment in the event of certain share dividends and distributions, share splits, share combinations, reclassifications or similar events affecting SEALSQ’s Ordinary Shares.

Fractional shares

No fractional Ordinary Shares are to be issued upon the exercise of 5th RDO Warrants. In lieu of a fractional Ordinary Share, SEALSQ will, upon exercise, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price or round up to the nearest whole number the number of Ordinary Shares to be issued upon such exercise.

Exercise limitations

A holder will not have the right to exercise any portion of the 5th RDO Warrants if the holder (together with its affiliates) would beneficially own in excess of 4.99% of the total number of issued and outstanding Ordinary Shares immediately after giving effect to such exercise except that upon at least 61 days’ prior notice from the holder to SEALSQ, the holder may increase the amount of ownership of outstanding stock after exercising the holder’s 5th RDO Warrants up to 9.99% of the number of Ordinary Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the 5th RDO Warrants

Transferability.

Subject to applicable laws, 5th RDO Warrants may be offered for sale, sold, transferred or assigned without SEALSQ’s consent.

Antidilution and other adjustments

The exercise price of the 5th RDO Warrants and the number of shares of Ordinary Shares issuable upon exercise of the 5th RDO Warrants is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting SEALSQ’s Ordinary Shares. The holders of 5th RDO Warrants have the right to participate on an as-exercised basis in certain distributions to holders of SEALSQ’s Ordinary Shares.

Fundamental transactions

Under the 5th RDO Warrants, SEALSQ has agreed that upon consummation of a Fundamental Transaction (as defined below), then, upon any subsequent exercise of the 5th RDO Warrants, the holder shall have the right to receive, for each 5th RDO Warrant Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the holder, the number of shares of common equity of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration receivable as a result of such Fundamental Transaction by a holder of the number of Ordinary Shares for which such 5th RDO Warrant is exercisable immediately prior to such Fundamental Transaction.

Notwithstanding the foregoing, SEALSQ or any successor entity shall, at the option of a holder of a Class A Warrant exercisable at any time concurrently with, or within thirty (30) days after, the consummation of the Fundamental Transaction (or, if later, the date of the public announcement of the applicable Fundamental Transaction), purchase the Class A Warrant from the Class A Warrant holder by paying to such holder an amount of cash equal to the Black Scholes Value (as hereinafter defined) of the remaining unexercised portion of the Class A Warrant on the date of the consummation of such Fundamental Transaction.

For the purposes of the foregoing description:

“Fundamental Transaction” means a transaction in which (i) the Company, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Company with or into another Person, (ii) the Company or any Subsidiary, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Ordinary Shares are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of greater than 50% of the outstanding Ordinary Shares or greater than 50% of the voting power of the common equity of the Company, (iv) the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Ordinary Shares or any compulsory share exchange pursuant to which the Ordinary Shares are effectively converted into or exchanged for other securities, cash or property, or (v) the Company, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, merger or scheme of arrangement) with another Person or group of Persons whereby such other Person or group acquires greater than 50% of the outstanding Ordinary Shares or greater than 50% of the voting power of the common equity of the Company. Notwithstanding the foregoing, a Fundamental Transaction shall not include (i) any merger of the Company, parent of the Company or any of their, direct or indirect, consolidated subsidiaries with or into any of the foregoing Persons, (ii) any reorganization, recapitalization or reclassification of the Ordinary Shares in which holders of the Company’s voting power immediately prior to such reorganization, recapitalization or reclassification continue after such reorganization, recapitalization or reclassification to hold publicly traded securities and, directly or indirectly, are, in all material respects, the holders of the voting power of the surviving entity (or entities with the authority or voting power to elect the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities) after such reorganization, recapitalization or reclassification, or (iii) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company or any of its Subsidiaries.

“Black Scholes Value” means the value of the Class A Warrant based on the Black-Scholes Option Pricing Model obtained from the “OV” function on Bloomberg determined as of the day of consummation of the applicable Fundamental Transaction for pricing purposes and reflecting (A) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the time between the date of the public announcement of the applicable contemplated Fundamental Transaction and the Expiration Date, (B) an expected volatility equal to the greater of (1) the 30 day volatility, (2) the 100 day volatility or (3) the 365 day volatility, each of clauses (1)-(3) as obtained from the HVT function on Bloomberg (determined utilizing a 365 day annualization factor) as of the Trading Day immediately following the public announcement of the applicable contemplated Fundamental Transaction, and (4) 100%, (C) the underlying price per share used in such calculation shall be the greater of (i) the sum of the price per share being offered in cash, if any, plus the value of any non-cash consideration, if any, being offered in such Fundamental Transaction and (ii) the highest VWAP during the period beginning in the Trading Day immediately preceding the public announcement of the applicable contemplated Fundamental Transaction and ending on the close of business on the date that the Fundamental Transaction is consummated (provided that if the consummation of the applicable Fundamental Transaction occurs prior to the public announcement of the Fundamental Transaction, (ii) shall be equal to the highest VWAP during the period beginning on the Trading Day immediately prior the consummation of the applicable Fundamental Transaction and ending on the close of business on the date that the Fundamental Transaction is announced), (D) a remaining option time equal to the time between the date of the public announcement of the applicable contemplated Fundamental Transaction and the Termination Date and (E) a zero cost of borrow.

No rights as a shareholder

Except as provided in the 5th RDO Warrant, the holder of a 5th RDO Warrant, solely in its capacity as holder of a 5th RDO, does not have the rights of a holder of Ordinary Shares including any voting rights, prior to the issuance to the holder of the Ordinary Shares it is then entitled to receive upon the due exercise of a 5th RDO Warrant.

Exchange listing

SEALSQ does not plan on applying to list the 5th RDO Warrants on The Nasdaq Capital Market, any other national securities exchange, or any other nationally recognized trading system.

Warrant Inducement Agreement

On October 5, 2025, SEALSQ entered into a letter agreement (the “Second Warrant Inducement Agreement”) with the holders (the “Class A Investors”) of Class A Warrants, whereby in consideration for exercising in full all of the existing Class A Warrants held by such Class A Investors at the exercise price per Class A Warrant share as set forth in Class A Warrants of $4.60 (the “Class A Warrant Exercise”), the Company agreed to (i) amend the Class A Warrants to provide for the issuance of Ordinary Shares, or Pre-funded Warrants (the “Pre-funded Warrants”), at the option of the holder, if, as a result of the exercise of the Class A Warrants, the holder’s beneficial ownership of the Ordinary Shares would exceed such holder’s beneficial ownership blocker election as set forth in its Class A Warrant immediately following such exercise, and (ii) issue registered Class C Warrants to the Class A Investors (the “Class C Warrants” and together with the Pre-funded Warrants, the “Inducement Warrants”) to purchase up to 26,250,000 Ordinary Shares (175% of the number of Ordinary Shares or Pre-funded Warrants issued pursuant to the Warrant Exercise) (the “Inducement Transaction”).

The Inducement Transaction was made pursuant to the Company’s existing 2025 Shelf Registration Statement. A prospectus supplement to the Registration Statement was filed with the SEC on or around October 7, 2025.

The purchase price of each Pre-funded Warrant is equal to the exercise price of $4.60 per Ordinary Share, minus $0.0001. Each Pre-funded Warrant is exercisable for one Ordinary Share at $0.0001 per Ordinary Share (subject to applicable adjustment in the event of certain share dividends and distributions, share splits, share combinations, reclassifications or similar events affecting SEALSQ’s Ordinary Shares) and the Pre-funded Warrants are immediately exercisable and may be exercised at any time until all of the Pre-funded Warrants are exercised in full.

The Class C Warrants entitle the holders to purchase up to a number of Ordinary Shares equal to 175% of the number of Ordinary Shares or Pre-funded Warrants issued pursuant to the Class A Warrant Exercise, or 26,250,000 Ordinary Shares (subject to applicable adjustment in the event of certain share dividends and distributions, share splits, share combinations, reclassifications or similar events affecting SEALSQ’s Ordinary Shares). Each Class C Warrant is exercisable immediately on or after October 7, 2025 and at any time prior to 5:00 p.m., New York City time, on October 7, 2032, and has an exercise price per Ordinary Share equal to $5.10.

The following is a brief summary of certain terms and conditions of the Inducement Warrants.

Fractional shares

No fractional Ordinary Shares are to be issued upon the exercise of the Inducement Warrants. In lieu of a fractional Ordinary Share, SEALSQ will, upon exercise, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price or round up to the nearest whole number the number of Ordinary Shares to be issued upon such exercise.

Exercise limitations

A holder will not have the right to exercise any portion of the Inducement Warrants if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or 9.99%, at the election of the holder) of the total number of issued and outstanding Ordinary Shares immediately after giving effect to such exercise, except that upon at least 61 days’ prior notice from the holder to SEALSQ, the holder may increase the amount of ownership of outstanding stock after exercising the holder’s Inducement Warrants up to 9.99% of the number of Ordinary Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Inducement Warrants.

Transferability

Subject to applicable laws, the Inducement Warrants may be offered for sale, sold, transferred or assigned without SEALSQ’s consent.

Fundamental transactions

Under the Inducement Warrants, SEALSQ has agreed that upon consummation of a Fundamental Transaction (as defined above), then, upon any subsequent exercise of the Inducement Warrants, the holder shall have the right to receive, for each Ordinary Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the holder, the number of shares of common equity of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration receivable as a result of such Fundamental Transaction by a holder of the number of Ordinary Shares for which such Inducement Warrant is exercisable immediately prior to such Fundamental Transaction.

No rights as a shareholder

Except as provided in the Inducement Warrants, the holder of a Inducement Warrant, solely in its capacity as holder of a Inducement Warrant, does not have the rights of a holder of Ordinary Shares including any voting rights, prior to the issuance to the holder of the Ordinary Shares which it is then entitled to receive upon the due exercise of a Inducement Warrant.

Exchange listing

SEALSQ does not plan on applying to list the Inducement Warrants on The Nasdaq Capital Market, any other national securities exchange, or any other nationally recognized trading system.

Warrant Inducement Agent

Maxim Group LLC acted as warrant inducement agent and as a financial advisor in connection with the transaction (the “Warrant Inducement Agent”). SEALSQ agreed to pay the Warrant Inducement Agent a fee equal to 5.0% of the total proceeds received from the exercise of any and all of the Class A Warrants and the Inducement Warrants until November 5, 2025 (the “Fee”). The Fee was not payable with respect to Class A Warrants or Inducement Warrants exercised at their original exercise price and with respect to which the Company did not offer the holders of the Class A Warrants or Inducement Warrants any additional consideration for such exercise. SEALSQ also agreed to reimburse the Warrant Inducement Agent up to $10,000.00 for the reasonable expenses incurred in connection with its engagement.

Sixth Registered Direct Offering and Concurrent Private Placement

Securities Purchase Agreement

On October 15, 2025, SEALSQ entered into a securities purchase agreement (the “Sixth Purchase Agreement”) with several institutional investors named therein (the “6th RDO Investors”) pursuant to which the Company agreed to sell and issue in a registered direct offering (the “6th RDO”) to the 6th RDO Investors 12,640,000 Ordinary Shares at an offering price of $7.50 per share.

The Registered Offering was made pursuant to the Company’s existing 2025 Shelf Registration Statement and the Registration Statement on Form F-3 MEF (File No. 333-290874), filed by the Company with the SEC under the Securities Act pursuant to Rule 462(b) thereunder on October 15, 2025 (the “Supplemental Registration Statement,” and together with the Initial Registration Statement, the “MEF Registration Statement”). A prospectus supplement to the MEF Registration Statement was filed with the Commission on or around October 16, 2025.

In a concurrent private placement pursuant to the Sixth Purchase Agreement (the “Concurrent Private Placement,” and together with the 6th RDO, the “6th RDO Offering”), the Company agreed to sell to the 6th RDO Investors (i) unregistered Pre-funded Warrants to purchase up to 14,026,666 Ordinary Shares (the “Unregistered Pre-funded Warrants”) and (ii) unregistered Class D Warrants to purchase up to 53,333,332 Ordinary Shares (the “Class D Warrants,” and together with the Unregistered Pre-funded Warrants, the “Private Warrants”) at a combined offering price of $7.50 per Unregistered Pre-funded Warrant and accompanying Class D Warrants.

The Class D Warrants will be exercisable immediately upon issuance, and have a term of exercise of seven (7) years from the issuance date and an exercise price per share equal to $9.25. Each Unregistered Pre-funded Warrant is exercisable for one Ordinary Share at $0.0001 per Ordinary Share. The Unregistered Pre-funded Warrants are immediately exercisable and may be exercised at any time until all of the Unregistered Pre-funded Warrants are exercised in full. The exercise price of the Private Warrants and the number of Ordinary Shares issuable upon exercise of the Private Warrants are subject to applicable adjustment in the event of certain share dividends and distributions, share splits, share combinations, reclassifications or similar events affecting SEALSQ’s Ordinary Shares.

The Private Warrants and the Ordinary Shares issuable upon the exercise of the Private Warrants were offered in the Concurrent Private Placement pursuant to the exemption under Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder and have not been registered under the Securities Act, or applicable state securities laws. Accordingly, the Private Warrants and the Ordinary Shares issuable upon the exercise of the Private Warrants may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. Pursuant to the Purchase Agreement, the Company has agreed to file one or more registration statements with the SEC covering the resale of the Ordinary Shares issuable upon exercise of the Private Warrants.

The gross proceeds to the Company from the 6th RDO Offering were approximately $200,000,000.00, before deducting the placement agent’s fees and other estimated offering expenses payable by the Company.

The closing of the 6th RDO Offering occurred around October 16, 2025, subject to customary closing conditions.

The following is a brief summary of certain terms and conditions of the Private Warrants.

Fractional shares

No fractional Ordinary Shares are to be issued upon the exercise of the Private Warrants. In lieu of a fractional Ordinary Share, SEALSQ will, upon exercise, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price or round up to the nearest whole number the number of Ordinary Shares to be issued upon such exercise.

Exercise limitations

A holder will not have the right to exercise any portion of the Private Warrants if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or 9.99%, at the election of the holder) of the total number of issued and outstanding Ordinary Shares immediately after giving effect to such exercise, except that upon at least 61 days’ prior notice from the holder to SEALSQ, the holder may increase the amount of ownership of outstanding stock after exercising the holder’s Private Warrants up to 9.99% of the number of Ordinary Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Private Warrants.

Transferability

Subject to applicable laws, the Private Warrants may be offered for sale, sold, transferred or assigned without SEALSQ’s consent.

Fundamental transactions

Under the Private Warrants, SEALSQ has agreed that upon consummation of a Fundamental Transaction (as defined above), then, upon any subsequent exercise of the Private Warrants, the holder shall have the right to receive, for each Ordinary Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the holder, the number of shares of common equity of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration receivable as a result of such Fundamental Transaction by a holder of the number of Ordinary Shares for which such Warrant is exercisable immediately prior to such Fundamental Transaction.

No rights as a shareholder

Except as provided in the Private Warrants, the holder of a Private Warrant, solely in its capacity as holder of a Private Warrant, does not have the rights of a holder of Ordinary Shares including any voting rights, prior to the issuance to the holder of the Ordinary Shares which it is then entitled to receive upon the due exercise of a Private Warrant.

Exchange listing

SEALSQ does not plan on applying to list the Private Warrants on The Nasdaq Capital Market, any other national securities exchange, or any other nationally recognized trading system.

Sixth Placement Agency Agreement

On October 15, 2025, the Company entered into a placement agency agreement (the “Sixth Placement Agency Agreement”) with the Placement Agent, pursuant to which the Company agreed to pay the Placement Agent an aggregate fee equal to 6.0% of the aggregate gross proceeds received by the Company from the sale of the Ordinary Shares and Private Warrants in the 6th RDO Offering. The Company also agreed to reimburse the Placement Agent for up to $100,000.00 in accountable expenses, including the Placement Agent’s legal counsel’s fees.

Lease of New Headquarters

On January 29, 2026, SEALSQ and WISeKey SA (collectively, the “Tenants”), acting jointly and severally, entered into a commercial lease agreement (the “Lease”) with Swiss Life AG (the “Landlord”) for approximately 1,545 square meters of office space located at Esplanade de Pont-Rouge 4-6, 1212 Grand-Lancy, Geneva, Switzerland. The Lease is to facilitate the relocation of SEAL’s and WISeKey’s Geneva headquarters to Pont-Rouge in August 2026.

The Lease has a ten-year term commencing August 1, 2026 and expiring July 31, 2036, with a five-year renewal option exercisable upon notice by July 31, 2035. Total annual gross rent (including ancillary costs and VAT) is approximately CHF 1,015,383.30. Rent is subject to 100% indexation to the Swiss Consumer Price Index. The Landlord has granted the Tenants a six-month rent-free period and a one-time tenant improvement contribution of CHF 386,250.00.

Seventh Registered Direct Offering and Concurrent Private Placement

Securities Purchase Agreement

On March 15, 2026, SEALSQ entered into a securities purchase agreement (the “Purchase Agreement”) with several institutional investors named therein (the “7th RDO Investors”), pursuant to which the Company agreed to sell and issue (i) 22,913,630 Ordinary Shares, (ii) Pre-Funded Warrants to purchase up to 7,500,000 Ordinary Shares (the “March 2026 Pre-Funded Warrants”), (iii) 7,500,000 Ordinary Shares issuable upon the exercise of the March 2026 Pre-Funded Warrants, (iv) Class E Warrants to purchase up to 60,827,260 Ordinary Shares (the “Class E Warrants”, and together with the March 2026 Pre-Funded Warrants, the “7th RDO Warrants”), and (v) 60,827,260 Ordinary Shares issuable upon the exercise of the Class E Warrants, in a registered direct offering (the “7th RDO”). The closing of the 7th RDO occurred on or about March 17, 2026, subject to customary closing conditions.

The 7th RDO was made pursuant to the Company’s existing shelf registration statement on Form F-3ASR (File No. 333-290963), which was filed with the Commission (the “F-3ASR Registration Statement”), and became effective, on October 20, 2025. A prospectus supplement to the F-3 ASR Registration Statement was filed with the Commission pursuant to Rule 424(b)(5) on March 17, 2026.

The gross proceeds to SEALSQ from the 7th RDO were approximately US$125 million before deducting the placement agent’s fees and other estimated offering expenses payable by the Company.

The following is a brief summary of certain terms and conditions of the 7th RDO Warrants.

Exercisability and duration

Each of the Class E Warrants is exercisable immediately on or after the issuance date and at any time prior to 5:00 p.m., New York City time, on March 17, 2033 for the purchase of Ordinary Shares (the “Class E Warrant Shares”). The Class E Warrants are exercisable via “cashless” exercise in the absence of an effective registration statement registering the issuance of the Class E Warrant Shares to the Class E Warrant holders.

The March 2026 Pre-Funded Warrants are immediately exercisable and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full.

Exercise Price

The exercise price per Ordinary Share purchasable upon the exercise of the Class E Warrants is $5.50 per Ordinary Share.

The exercise price per Ordinary Share upon the exercise of the March 2026 Pre-Funded Warrants is $0.0001 per Ordinary Share. The aggregate exercise price of the March 2026 Pre-Funded Warrants of $4.1099 per Ordinary Share, except for the nominal exercise price of $0.0001 per March 2026 Pre-Funded Warrant Share, will be pre-funded to the Company at the closing of the 7th RDO.

The exercise price of the 7th RDO Warrants and the number of Ordinary Shares issuable upon exercise are subject to applicable adjustment in the event of certain share dividends and distributions, share splits, share combinations, reclassifications or similar events affecting SEALSQ’s Ordinary Shares.

Fractional shares

No fractional Ordinary Shares are to be issued upon the exercise of 7th RDO Warrants. In lieu of a fractional Ordinary Share, the Company will, upon exercise, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price or round up to the nearest whole number the number of Ordinary Shares to be issued upon such exercise.

Exercise limitations

A holder will not have the right to exercise any portion of the 7th RDO Warrants if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or 9.99% at the election of the holder; one holder has already elected the 9.99%) of the total number of issued and outstanding Ordinary Shares immediately after giving effect to such exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase the amount of ownership of outstanding stock after exercising the holder’s 7th RDO Warrants up to 9.99% of the number of Ordinary Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the 7th RDO Warrants.

Transferability

Subject to applicable laws, 7th RDO Warrants may be offered for sale, sold, transferred or assigned without SEALSQ’s consent.

Antidilution and other adjustments

The exercise price of the 7th RDO Warrants and the number of shares of Ordinary Shares issuable upon exercise of the 7th RDO Warrants is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting SEALSQ’s Ordinary Shares. The holders of 7th RDO Warrants have the right to participate on an as-exercised basis in certain distributions to holders of SEALSQ’s Ordinary Shares.

Fundamental transactions

Under the 7th RDO Warrants, SEALSQ has agreed that upon consummation of a Fundamental Transaction (as defined above), then, upon any subsequent exercise of the 7th RDO Warrants, the holder shall have the right to receive, for each Ordinary Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the holder, the number of shares of common equity of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration receivable as a result of such Fundamental Transaction by a holder of the number of Ordinary Shares for which such 7th RDO Warrant is exercisable immediately prior to such Fundamental Transaction.

No rights as a shareholder

Except as provided in the 7th RDO Warrants, the holder of a Warrant, solely in its capacity as holder of a 7th RDO Warrant, does not have the rights of a holder of Ordinary Shares including any voting rights, prior to the issuance to the holder of the Ordinary Shares which it is then entitled to receive upon the due exercise of a 7th RDO Warrant.

Exchange listing

We do not plan on applying to list the 7th RDO Warrants on The Nasdaq Global Select Market, any other national securities exchange, or any other nationally recognized trading system.

Seventh Placement Agency Agreement

On March 15, 2026, the Company entered into a placement agency agreement (the “Seventh Placement Agency Agreement”) with the Placement Agent pursuant to which SEALSQ agreed to pay the Placement Agent a placement agent fee equal to 6.0% of the aggregate purchase price of the Ordinary Shares and March 2026 Pre-funded Warrants sold in the 7th RDO. SEALSQ also agreed to reimburse the Placement Agent for up to $100,000.00 for the reasonable and accounted fees and expenses of legal counsel.

Intracompany Agreements

See agreements listed under Item 7.B. Related Party Transactions.

Class F Shareholders’ Agreement

The Company and the holders of the Class F Shares have entered into a Class F Shareholders’ Agreement that provides, among other things, that the holders of Class F Shares:

●	will vote the Class F Shares held by them as one and in accordance with the majority (by the number of shares held) view of the holders of the Class F Shares; and
●	are bound by the redemption provisions set out in the Articles and that they will take all necessary action to comply with them.

D.Exchange Controls

There are no exchange control restrictions on payments of dividends on SEALSQ’s Ordinary Shares or on the conduct of the Company’s operations either in Switzerland, where the Company’s principal executive offices are located, or the BVI, where the Company is incorporated.

E.Taxation

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

Swiss Tax Considerations

The following is a description of certain Swiss income tax consequences to “Swiss Holders”, as defined below, of acquiring, owning and disposing of SEALSQ Ordinary Shares. The following discussion is intended only as a summary and does not purport to be a complete description of all the potential tax effects of the acquisition, ownership and disposition of SEALSQ Ordinary Shares. This discussion is based on the Direct Federal Tax Act of 1990, the Federal Harmonization of Cantonal and Communal Direct Taxes Act of 1990, the Federal Withholding Tax Act of 1965, the Federal Stamp Tax Act of 1973, as amended (the “Swiss Tax Laws”), administrative pronouncements, judicial decisions, all as of the date hereof, any of which are subject to change or differing interpretations, possibly with retroactive effect. The tax treatment of the transactions discussed herein to holders will vary depending upon their particular situations. A “Swiss Holder” is a holder who, for Swiss tax purposes, is a beneficial owner of SEALSQ Ordinary Shares who is:

●	an individual resident of Switzerland or otherwise subject to Swiss taxation under article 3, 4 or 5 of the Direct Federal Tax Act of 1990, as amended, or article 3 or 4 of the Federal Harmonization of Cantonal and Communal Direct Taxes Act of 1990, as amended; or
●	a corporation or other entity taxable as a corporation organized under the laws of Switzerland or otherwise subject to Swiss taxation under article 50 or 51 of the Direct Federal Tax Act of 1990, as amended, or article 20 or 21 of the Federal Harmonization of Cantonal and Communal Direct Taxes Act of 1990, as amended.

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

Ownership of SEALSQ Ordinary Shares

Taxation of Distributions

Dividend distributions to individual Swiss Holders who hold their SEALSQ Ordinary Shares as private assets will be subject to Swiss federal, cantonal and communal income tax, unless these dividends are distributed out of qualifying capital contribution reserves (Reserven aus Kapitaleinlagen) recognized by the Swiss Federal Tax Administration, and excluding distributions of the nominal value upon a capital reduction.

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

Swiss Federal Securities Transfer Tax

Any transactions in SEALSQ Ordinary Shares in the secondary markets are subject to Swiss securities transfer tax at an aggregate rate of 0.3% of the consideration paid for such SEALSQ Ordinary Shares, however, only if a Swiss or Liechtensteinian bank or other securities dealer in Switzerland, as defined in the Swiss Federal Stamp Tax Act, is a party or an intermediary to the transaction and no exemption applies.

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

Swiss Federal Withholding Tax

Dividend distributions of Swiss tax resident corporations are subject to 35% dividend withholding tax unless such dividends are distributed out of qualifying capital contribution reserves (Reserven aus Kapitaleinlagen) recognized by the Swiss Federal Tax Administration, and excluding distributions of the nominal value upon a capital reduction. Since SEALSQ is a Swiss resident for tax purposes, its dividend distributions are generally subject to 35% withholding tax.

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

The AEOI has been introduced in Switzerland through bilateral agreements or multilateral agreements. The agreements have been, and will be, concluded on the basis of guaranteed reciprocity, compliance with the principle of specialty (i.e., the information exchanged may only be used to assess and levy taxes (and for criminal tax proceedings) and adequate data protection).

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

Swiss Facilitation of the Implementation of the U.S. Foreign Account Tax Compliance Act

Switzerland has concluded an intergovernmental agreement with the United States to facilitate the implementation of U.S. Foreign Account Tax Compliance Act. The agreement ensures that the accounts held by U.S. persons with Swiss financial institutions are disclosed to the U.S. tax authorities either with the consent of the account holder or by means of group requests within the scope of administrative assistance. Information will not be transferred automatically in the absence of consent, and instead will be exchanged only within the scope of administrative assistance on the basis of the double taxation agreement between the United States and Switzerland. In September 2019, the protocol of amendment to the double taxation treaty between Switzerland and the U.S. entered into force, allowing U.S. competent authorities request all reported information on U.S. accounts in aggregate form without a declaration of consent, as well as on non-consenting non-participating financial institutions. On June 27, 2024, Switzerland and the U.S. signed a new FATCA agreement. The new agreement provides for a different model for the exchange of financial account data. If the agreement is implemented, the current direct-notification-based regime will be replaced by a regime where the relevant information is sent to the Swiss Federal Tax Administration, which in turn provides the information to the U.S. tax authorities. The exchange of information will also be mutual and automatic. Implementation of the new FATCA agreement requires national law to be amended. According to the current schedule, Switzerland’s change of model should come into force on January 1, 2028 at the earliest.

British Virgin Islands Tax Considerations

The Government of the British Virgin Islands does not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon SEALSQ’s or its security holders who are not tax resident in the British Virgin Islands.

SEALSQ’s Company and all distributions, interest and other amounts paid by the SEALSQ Group to persons who are not tax resident in the British Virgin Islands will not be subject to any income, withholding or capital gains taxes in the British Virgin Islands, with respect to the SEALSQ shares owned by them and dividends received on such shares.

No estate, inheritance, succession or gift tax, rate, duty, levy, or other charge is payable by persons who are not tax resident in the British Virgin Islands with respect to any shares, debt obligations or other securities of SEALSQ.

Except to the extent that SEALSQ has any direct or indirect interest in real property in the British Virgin Islands, all instruments relating to transactions in respect of the shares, debt obligations or other securities of the SEALSQ Group and all instruments relating to other transactions relating to the business are exempt from the payment of stamp duty in the British Virgin Islands.

There are currently no withholding taxes or exchange control regulations in the British Virgin Islands applicable to SEALSQ or its security holders.

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

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of SEALSQ Ordinary Shares, as applicable, who is eligible for the benefits of the US-CH Treaty and who is:

●	a citizen or individual resident of the United States;
●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
●	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

This discussion applies only to a U.S. Holder that will hold SEALSQ Ordinary Shares as capital assets for U.S. federal income tax purposes. The discussion below does not address any state, local or foreign or estate and gift tax laws, the Medicare contribution tax on net investment income, or the alternative minimum tax. Furthermore, it does not address classes of U.S. Holders that may be subject to special rules, such as:

●	banks, insurance companies, and certain other financial institutions;
●	dealers or traders in securities who use a mark-to-market method of tax accounting;
●	persons holding Ordinary Shares as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the Ordinary Shares, as applicable;
●	regulated investment companies or real estate investment trusts;
●	U.S. expatriates and certain former citizens or long-term residents of the United States;
●	U.S. Holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
●	entities or arrangements classified as partnerships (or partners therein) or S corporations for U.S. federal income tax purposes;
●	tax-exempt entities, including an “individual retirement account” or “Roth IRA”;
●	persons that own or are deemed to own ten percent or more of SEALSQ shares by vote or value; or
●	persons holding Ordinary Shares in connection with a trade or business conducted outside of the United States.

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

The amount of a dividend will include any amounts withheld by SEALSQ in respect of Swiss income taxes. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of such holder’s receipt of the dividend. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, Swiss income taxes withheld from dividends on SEALSQ Ordinary Shares (if any) at a rate not exceeding the rate provided by the US-CH Treaty will be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Treasury regulations issued in 2022 further restrict U.S. Holders’ ability to claim foreign tax credits (although the application of the regulations has been deferred pending further guidance). Dividend distributions will constitute foreign-source income and will generally constitute “passive category” income for foreign tax credit purposes. U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any Swiss income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

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

Passive Foreign Investment Company Rules

SEALSQ will be classified as a “passive foreign investment company,” or “PFIC,” for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of its gross income for the taxable year is “passive income,” or (ii) 50% or more of the average quarterly value of its assets consist of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, SEALSQ will be treated as if it holds a proportionate share of the assets, and receives directly a proportionate share of the income, of any other corporation in which it directly or indirectly owns at least 25% by value of the shares of such corporation. Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains. Cash and cash-equivalents generally are passive assets for these purposes, and digital assets are likely to be passive assets for these purposes as well. Goodwill and other unbooked intangible assets (the value of which may be determined by reference to the excess of the sum of a corporation’s market capitalization and liabilities over the value of its book assets) are active to the extent attributable to activities that produce or are intended to produce active income.

There is substantial uncertainty regarding SEALSQ’s PFIC status for 2025. SEALSQ held, and continues to hold, a substantial amount of passive assets, including cash. Therefore, SEALSQ’s PFIC status for 2025, and likely for the current and future taxable years, depends on the value of its goodwill and other intangible assets. SEALSQ has not obtained, and do not intend to obtain, valuations of SEALSQ’s goodwill and other intangible assets. However, the average value of SEALSQ’s assets (including goodwill and other intangible assets) for 2025 is determined, in large part, by reference to the market value of SEALSQ’s Ordinary Shares, which has fluctuated substantially over time. Moreover, the determination of whether SEALSQ is a PFIC for any taxable year requires the application of principles and methodologies that in some circumstances are unclear. In particular, PFIC’s status for 2025 is uncertain because, among other things, the law applicable to determining whether SEALSQ’s goodwill is categorized as an asset that produces active or passive income is subject to varying interpretation.

There is also a significant risk that SEALSQ could be a PFIC in 2026 and possibly future taxable years. Whether SEALSQ is a PFIC for the current or any future year is a fact-intensive determination that can only be determined after the close of the taxable year and will depend on the composition of its income and assets and the value of its assets from time to time during the year. However, SEALSQ currently holds a significant amount of cash and other liquid assets, and so the composition of SEALSQ’s income and assets will be affected by how, and how quickly, SEALSQ uses its liquid assets. If SEALSQ deploys significant amounts of cash and investments for active purposes, SEALSQ may be less likely to be classified as a PFIC for the current or future taxable years. SEALSQ’s PFIC status for any taxable year may also be largely driven by the market value of SEALSQ’s Ordinary Shares, which could continue to be volatile. Accordingly, is a significant risk that SEALSQ could be a PFIC for 2026 and possibly for future taxable year.

If SEALSQ is a PFIC for any taxable year and any corporate non-U.S. entity in which it owns or is deemed to own equity interests is also a PFIC (a “Lower-tier PFIC”), a U.S. Holder will be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and will be subject to U.S. federal income tax according to the rules described in the next paragraph on (i) certain distributions by the Lower-tier PFIC and (ii) dispositions of shares of the Lower-tier PFIC, in each case as if the U.S. Holder held such shares directly, even though such U.S. Holder will not receive any proceeds of those distributions or dispositions.

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

If SEALSQ is classified as a PFIC, a U.S. Holder can avoid certain of the adverse rules described above by making a mark-to-market election with respect to its SEALSQ Ordinary Shares provided that the Ordinary Shares are “marketable.” SEALSQ Ordinary Shares will be considered marketable if they are “regularly traded” on a “qualified exchange” or other market within the meaning of applicable regulations. SEALSQ’s Ordinary Shares are listed on NASDAQ, which is a “qualified exchange” for these purposes. Consequently, if SEALSQ’s Ordinary Shares remain listed on NASDAQ and are regularly traded, and you are a U.S. Holder of Ordinary Shares, SEALSQ expects the mark-to-market election would be available to you if SEALSQ is a PFIC. U.S. Holders should consult their own tax advisers as to the whether a mark-to-market election is available or advisable with respect to the Ordinary Shares. Once made, the election will remain in effect for all taxable years in which SEALSQ is a PFIC, unless it is revoked with the consent of the U.S. Internal Revenue Service (the “IRS”), or the Ordinary Shares cease to be regularly traded on a qualified exchange.

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

There is no provision of law or official guidance that provides for the ability to make a mark-to-market election with respect to any Lower-tier PFIC. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any Lower-tier PFICs notwithstanding a mark-to-market election for the Ordinary Shares. U.S. Holders should consult their own tax adviser regarding the availability and advisability of making a mark-to-market election in their particular circumstances if SEALSQ is a PFIC for any taxable year.

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

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

SEALSQ is subject to the information requirements of the Securities Exchange Act, and, in accordance with the Securities Exchange Act, SEALSQ files annual reports on Form 20-F within 120 days of each fiscal year, and submits other reports and information under cover of Form 6-K with the SEC. You may read and copy this information at the SEC’s public reference room at 100 F Street, NE, Washington DC, 20549. Recent filings and reports are also available free of charge though the EDGAR electronic filing system at http://www.sec.gov. You can also request copies of the documents, upon payment of a duplicating fee, by writing to the public reference section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room or accessing documents through EDGAR.

SEALSQ’s financial statements have been prepared in accordance with U.S. GAAP.

SEALSQ will make available to its shareholders annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP. SEALSQ’s documents may be available at its principal executive offices and effective place of management at Avenue Louis-Casaï 58, 1216 Cointrin, Switzerland.

I.Subsidiary Information

Not applicable.

J.Annual report to security holders

SEALSQ intends to submit any annual report provided to security holders in electronic format as an exhibit to a Current Report on Form 6-K.

Item 11.Quantitative and Qualitative Disclosures about Market Risk

SEALSQ is exposed to market risks primarily related to foreign currency exchange rates and commodity prices. SEALSQ is not exposed to interest rate risks because all its financial instruments have fixed interest rate terms. As at December 31, 2025, all of SEALSQ’s market risk sensitive instruments are held by entities with U.S. Dollar as the functional currency so the level of risk is currently considered as fully mitigated.

Foreign currency exchange rate risk

For information about the foreign currency exchange rate risk see Item 5.A. Operating Results.

Commodity price risk

SEALSQ has only a very limited exposure to price risk related to anticipated purchases of certain commodities used as raw material. Its raw material inventory was USD 670,467 as at December 31, 2025. A change in those prices may affect SEALSQ’s gross margin. However, because the inventory balance is relatively small in comparison with its total assets, SEALSQ does not enter into commodity futures, forwards or any other hedge instrument to manage fluctuations in prices of anticipated purchases.

Item 12.Description of Securities Other than Equity Securities

A.Debt Securities

Not applicable.

B.Warrants and Rights

Not applicable.

C.Other Securities

Not applicable.

D.American Depositary Shares

Not applicable.

PART II

Item 13.Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.Material Modifications to The Rights of Security Holders and Use of Proceeds

None.

Item 15.Controls and Procedures

(a)SEALSQ’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of its disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report, have concluded that, as of such date, SEALSQ’s disclosure controls and procedures were effective.
(b)Management’s annual report on internal control over financial reporting: SEALSQ’s board of directors and management are responsible for establishing and maintaining adequate internal control over financial reporting. SEALSQ’s internal control over financial reporting was designed to provide reasonable assurance to its management and board of directors regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements.

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

Management assessed the effectiveness of SEALSQ’s internal control over financial reporting as of December 31, 2025. In making this assessment, it used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management’s evaluation of and conclusion on the effectiveness of SEALSQ’s internal control over financial reporting did not include an evaluation of the internal control over financial reporting of IC’Alps, which SEALSQ acquired on August 4, 2025. These exclusions are consistent with the SEC Staff guidance that an assessment of a recently acquired business may be omitted from the scope of SEALSQ’s assessment of the effectiveness of disclosure controls and procedures that are also part of internal control over financial reporting in the twelve months following the acquisition. The contribution of IC’Alps operations to SEALSQ’s consolidated financial statements for the year ended December 31, 2025 was approximately 19.7% of consolidated revenues and 4.7% of consolidated net earnings before income tax. Additionally, at December 31, 2025, the current assets and current liabilities of IC’Alps represented approximately 1.1% and 12.3% of SEALSQ’s consolidated current assets and current liabilities, respectively, and the non-current assets and non-current liabilities of IC’Alps represented approximately 0.0% and 22.8% of SEALSQ’s consolidated non-current assets and non-current liabilities, respectively.

Based on SEALSQ’s assessment, which excluded the internal control over financial reporting of IC’Alps, management concluded that, as of December 31, 2025, internal control over financial reporting is effective based on those criteria.

(c)Not applicable.

(d)There were no changes to SEALSQ’s internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Item 16.[RESERVED]

Item 16A. Audit Committee Financial Expert

SEALSQ’s board of directors has determined that Ms. Cristina Dolan possesses specific accounting and financial management expertise and that she is an Audit Committee Financial Expert as defined by the SEC. Ms. Dolan is also “independent” in accordance with Nasdaq rule and the applicable requirements of Rule 10A-3 of the Exchange Act.

Item 16B. Code of Ethics

SEALSQ has followed BVI law which does not require a company to have a code of ethics applicable to all directors, officers and employees. SEALSQ does, however, expect ethical behavior from all its directors, officers and employees.

Item 16C. Principal Accounting Fees and Services

(a)Audit Fees: The aggregate fees billed for professional services rendered by the principal accountant for the audit of SEALSQ’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements amounted to USD 921,866 and USD 441,380 respectively for the years ended December 31, 2025 and 2024.
(b)Audit-Related Fees: None.
(c)Tax Fees: None.
(d)All Other Fees: None.
(e)Audit committee’s pre-approval policies and procedures: SEALSQ’s audit committee is responsible for overseeing the activities of BDO, its principal accountant. The audit committee regularly evaluates the performance of BDO and, based on this, once a year, determines whether BDO should be proposed to the shareholders for election. To assess the performance of BDO, the audit committee holds meetings with the CFO. Criteria applied for the performance assessment of BDO include an evaluation of its technical and operational competence; its independence and objectivity; the sufficiency of the resources it has employed; its focus on areas of significant risk; its willingness to probe and challenge; its ability to provide effective, practical recommendations; and the openness and effectiveness of its communications and coordination with the audit committee.

In the years ended December 31, 2025 and 2024, BDO has not provided services other than those rendered for the audit of SEALSQ’s annual financial statements or in connection with statutory and regulatory filings or engagements.

(f)	Not applicable.

Item 16D. Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable

Item 16G. Corporate Governance

See Item 6.C. Board Practices for significant ways in which SEALSQ’s corporate governance practices differ from NASDAQ’s standards.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider trading policies

SEALSQ’s board of directors has adopted the Company’s Insider Trading Policy that governs all transactions involving its securities by directors, officers, employees, consultants, and contractors and is reasonably designed to promote compliance with any insider trading laws, rules and regulations, and listing standards applicable to the Company. A copy of the Company’s Insider Trading Policy is filed as Exhibit 11.1 to this Annual Report. Effective March 18, 2026, SEALSQ’s directors and officers are subject to the reporting requirements of Section 16(a) of the Exchange Act. SEALSQ’s has updated its insider trading policy to address related reporting procedures and a copy of the Company’s Section 16 Supplement to its Insider Trading Policy is filed as Exhibit 11.2 to this Annual Report.

Item 16K. Cybersecurity

SEALSQ is dedicated to maintaining the highest standards of cybersecurity to safeguard its operations, assets, and stakeholder interests. In an era where digital threats continue to evolve, SEALSQ recognizes the paramount importance of cybersecurity in preserving the integrity, confidentiality, and availability of its critical information and systems.

SEALSQ’s commitment to cybersecurity is rooted in a proactive and strategic approach that aligns with the Semiconductor industry’s best practices and regulatory standards. SEALSQ views cybersecurity not only as a compliance requirement but as an integral component of its corporate responsibility to protect the trust of its shareholders, customers, and partners place in SEALSQ.

Below is an overview of SEALSQ’s cybersecurity governance, policies, and practices. SEALSQ aims to demonstrate its resilience against cyber threats, articulate the measures it has in place to mitigate risks, and emphasize its ongoing investments in cybersecurity to adapt to the evolving threat landscape.

By integrating cybersecurity into SEALSQ’s corporate culture, SEALSQ strives to maintain a secure and resilient environment, fostering trust and confidence among stakeholders. SEALSQ believes that transparency in its cybersecurity practices enhances its overall risk management strategy, and it remains committed to continuously improving its defenses against cyber threats.

Overview

SEALSQ recognizes the critical importance of cybersecurity in today’s digital landscape. As an integral aspect of its risk management strategy, SEALSQ maintains a comprehensive approach to cybersecurity to protect its operations, data, and stakeholder trust.

Cybersecurity Governance

SEALSQ’s board of directors and management are actively involved in overseeing cybersecurity matters. The board of directors is responsible for reviewing on a regular basis and assessing cybersecurity risks and ensuring the adequacy of its cybersecurity measures.

SEALSQ’s security processes are piloted by a Global Security Director, under the supervision of a Security Board, which includes the top management of SEALSQ. Once a year, the Global Security Director reassesses SEALSQ’s cybersecurity risks and proposes to the Security Board a plan of action and budget for the year to come.

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

Policies and Procedures:

Under its global security policy, SEALSQ has implemented robust cybersecurity policies and procedures that address the identification, protection, detection, response, and recovery from potential cyber threats. SEALSQ’s EDM-QMS (Quality Management System) contains over 60 policies and procedures for IT and security. Its policies and procedures are reviewed once a year, at minimum, and updated to align with the semiconductor industry’s best practices and current threats. These policies and procedures are systematically asked for on each ISO or customer audit.

Incident Response Plan:

SEALSQ has a well-defined incident response plan to effectively manage and mitigate the impact of cybersecurity incidents. With SEALSQ’s partner InQuest, a leader in cyber-defense, it has defined a main policy called Cybersecurity Response Plan to define all actions and plans to perform in case of cyberattack. It is a skeleton plan that refers to more specific procedures to help SEALSQ to take the right actions in a timely manner and address all fields, including detection, containment, investigation, rebuild and communication.

Cybersecurity Investments

SEALSQ continually invest in cybersecurity technologies, infrastructure, and training programs to enhance its ability to defend against evolving cyber threats. These investments are designed to fortify its cyber defenses and ensure the resilience of SEALSQ’s information systems. In 2025, SEALSQ spent approximately 32% of the IT budget for cybersecurity. This is expected to increase to over 38% for cybersecurity investment in its budget plan for 2026 loss.

Compliance and Regulations

SEALSQ complies with all applicable cybersecurity laws and regulations. With over 17 years of history, SEALSQ has been ISO/IEC 27001 certified, and its products have been certified under Common Criteria at EAL5+ level since 2003.

SEALSQ continuously monitors changes in regulatory requirements and promptly adapts its cybersecurity best practices to remain aligned with evolving semiconductor and security standards, including ISO/IEC 27001 (versions 2005, 2013, and the latest 2022 revision).

In addition, SEALSQ follows the recommendations and regulatory developments of Eurosmart and actively contributes to industry working groups. SEALSQ is a member of several key committees, including:

●	ISCI (Integrated Secure Circuit Initiative): a working group focused on the security and certification of secure integrated circuits.
●	ITSC (Information Technology Security Committee): a committee addressing cybersecurity standards, evaluation methodologies, and compliance frameworks.

●	EUCC (European Union Common Criteria): the European cybersecurity certification scheme for ICT products under the EU Cybersecurity Act, aimed at harmonizing Common Criteria certification across Europe.

Through these engagements, SEALSQ actively contributes to the development of cybersecurity standards and ensures alignment with emerging European certification frameworks.

Third-Party Relationships

SEALSQ manages cybersecurity risks associated with third-party vendors and partners through due diligence, contractual obligations, and periodic assessments. Each year external audits are performed to SEALSQ’s main suppliers. This includes requirements for third-parties to adhere to its cybersecurity standards.

Training and Awareness

To foster a cybersecurity-aware culture, SEALSQ conducts at least yearly training programs for all employees and subcontractors to enhance their understanding of cybersecurity risks and best practices. Security induction sessions are also provided for all new employees or contractors. This ensures that SEALSQ’s workforce is a critical line of defense against potential threats.

Additionally, SEALSQ enhances its training efforts by conducting phishing campaigns through KnowBe4, a leading European provider for cybersecurity awareness training. This approach simulates real-world scenarios, helping employees identify and respond to phishing attempts effectively, while reinforcing the importance of vigilance in everyday interactions.

Cybersecurity Performance Metrics

SEALSQ monitors key performance metrics related to cybersecurity, including, but not limited to, firewalls, IPS probes (to track the number and nature of attacks), web and application usage by end users, and activity monitoring for VPN access. These metrics are reviewed weekly by the IT Director to drive continuous improvement. Additionally, general and file access control, account management, and power-user activities are monitored using the Log360 add-on from ManageEngine. In 2025, SEALSQ enhanced its infrastructure monitoring capabilities by increasing Zabbix probes by 30%, providing a more comprehensive view of its IT infrastructure. Furthermore, critical vulnerabilities are now consistently reduced to near-zero levels through weekly reviews conducted by the IT Director. All these metrics, along with other insights, are consolidated and presented during the SEALSQ Security Board meetings.

Future Outlook

SEALSQ is committed to staying ahead of emerging cyber threats and technologies. Leveraging its seat on the Eurosmart committees, it remains informed of the latest incidents, attacks, and technological advancements. SEALSQ’s future outlook involves ongoing investments in cybersecurity, proactive risk assessments, and collaboration with the semiconductor industry and cybersecurity experts, such as Inquest, to address new and evolving challenges. It is also focused on enhancing network performance by upgrading its core switches from 10Gbit to 25Gbit technology, significantly improving speed and reliability. In addition, storage capacity and performance will be improved with the implementation of a new NETAPP storage bay for hot data. Finally, SEALSQ aims to track and reduce high vulnerabilities by 70%, further strengthening its security posture.

Item 17.Financial Statements

The SEALSQ Group has elected to furnish the financial statements and related information specified in Item 18.

Item 18.Financial Statements

The consolidated financial statements and related notes required by this Item 18 are included in this annual report beginning on page F-1.

Item 19.Exhibits

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

1.3	Amended and Restated Memorandum and Articles of Association of SEALSQ Corp adopted on 6 October 2025

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

4.23	Novation Agreement, dated as of September 29, 2025 between and among WISeKey International Holding AG, SEALSQ France and SEALSQ Corp.

4.24*

Service Agreement, dated as of January 1, 2023, by and between WISeKey International Holding AG and SEALSQ Corp (incorporated by reference to Exhibit 10.23 to the Company’s Registration Statement on Form F-1 (File No. 333- 269710) filed with the SEC on February 10, 2023)

4.25*

Master Purchase Agreement by and between Cisco Systems International B.V. and INSIDE Secure, dated as of August 25, 2014 (incorporated by reference to Exhibit 10.27 to the Company’s Registration Statement on Form F-1 (File No. 333-269710) filed with the SEC on February 10, 2023)

4.26*

Loan Agreement between WISeKey International Holdings SA and WISeKey Semiconductors SAS, dated as of January 1, 2023 (incorporated by reference to Exhibit 10.28 to the Company’s Pre-Effective Amendment No. 2 to Registration Statement on Form F-1 (File No. 333-269710) filed with the SEC on March 23, 2023)

4.27*	Form of F Share Option Plan (incorporated by reference to Exhibit 10.29 to the Company’s Registration Statement on Form F-1 (File No. 333-269710) filed with the SEC on February 10, 2023)

4.28*

Debt transfer agreement dated December 31, 2022 between WISeKey International Holding AG and WISeKey Semiconductors SAS (incorporated by reference to Exhibit 10.30 to the Company’s Registration Statement on Form F-1 (File No. 333-269710) filed with the SEC on February 10, 2023)

4.29*

F Share Option Agreement, dated March 10, 2023, by and between SEALSQ and Carlos Moreira (incorporated by reference to Exhibit 10.31 to the Company’s Pre-Effective Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-269710) filed with the SEC on March 10, 2023)

4.30*

F Share Option Agreement, dated March 10, 2023, by and between SEALSQ and Peter Ward (incorporated by reference to Exhibit 10.32 to the Company’s Pre-Effective Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-269710) filed with the SEC on March 10, 2023)

4.31*

Memorandum of Understanding dated July 27, 2022, between Cisco Systems, Inc. and WISeKey Semiconductors SAS (incorporated by reference to Exhibit 4.44 to the Company’s Annual Report on Form 20-F filed with the SEC on March 21, 2024)

4.32*

Amendment No.1 dated December 20, 2022, between Cisco Systems, Inc. and WISeKey Semiconductors SAS, of the Memorandum of Understanding dated July 27, 2023, between Cisco Systems, Inc. and WISeKey Semiconductors SAS (incorporated by reference to Exhibit 4.45 to the Company’s Annual Report on Form 20-F filed with the SEC on March 21, 2024)

4.33*

Securities Purchase Agreement, dated December 12, 2024, by and among SEALSQ Corp and L1 Capital Global Opportunities Master Fund Ltd. and Anson Investments Master Fund LP (incorporated by reference to Exhibit 4.35 to the Company’s Annual Report on Form 20-F filed with the SEC on March 20, 2025)

4.34*

Placement Agency Agreement, dated December 12, 2024, by and between SEALSQ Corp and Maxim Group LLC (incorporated by reference to Exhibit 10.2 to the Company’s Form 6-K furnished with the SEC on December 16, 2024)

4.35*

Second Securities Purchase Agreement, dated December 16, 2024, by and among SEALSQ Corp and L1 Capital Global Opportunities Master Fund Ltd. and Anson Investments Master Fund LP (incorporated by reference to Exhibit 4.37 to the Company’s Annual Report on Form 20-F filed with the SEC on March 20, 2025)

4.36*

Second Agency Agreement, dated December 16, 2024, by and between SEALSQ Corp and Maxim Group LLC (incorporated by reference to Exhibit 10.2 to the Company’s Form 6-K furnished with the SEC on December 17, 2024)

4.37*

Third Securities Purchase Agreement, dated December 17, 2024, by and among SEALSQ Corp and L1 Capital Global Opportunities Master Fund Ltd. and Anson Investments Master Fund LP (incorporated by reference to Exhibit 4.39 to the Company’s Annual Report on Form 20-F filed with the SEC on March 20, 2025)

4.38*

Third Agency Agreement, dated December 17, 2024, by and between SEALSQ Corp and Maxim Group LLC (incorporated by reference to Exhibit 10.2 to the Company’s Form 6-K furnished with the SEC on December 19, 2024)

4.39*

Warrant Inducement Agreement, dated December 30, 2024, by and among SEALSQ Corp and by and among SEALSQ Corp and L1 Capital Global Opportunities Master Fund Ltd. and Anson Investments Master Fund LP (incorporated by reference to Exhibit 4.41 to the Company’s Annual Report on Form 20-F filed with the SEC on March 20, 2025)

4.40*	Form of Ordinary Share Option Plan (incorporated by reference to Exhibit 4.42 to the Company’s Annual Report on Form 20-F filed with the SEC on March 20, 2025)

4.41†	Fourth Securities Purchase Agreement, dated May 5, 2025, by and between SEALSQ Corp and certain institutional investors

4.42*

Fourth Placement Agency Agreement, dated May 5, 2025, by and between SEALSQ Corp and Maxim Group LLC (incorporated by reference to Exhibit 10.2 to the Company’s Form 6-K furnished with the SEC on May 6, 2025).

4.43*

ATM Sales Agreement, dated May 19, 2025, by and between SEALSQ Corp and Cantor Fitzgerald & Co. (as sales agent) and Maxim Group LLC (as agent) (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K furnished with the SEC on May 19, 2025).

4.44*

Share Sale and Purchase Agreement (IC’Alps SAS Acquisition), dated May 26, 2025, by and between SEALSQ Corp and Doliam SAS, Jean-Luc Triouleyré, and Lucille Engels (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K furnished with the SEC on May 27, 2025)

4.45†	Master Supply Agreement, dated July 1, 2025, by and between SEALSQ France SAS between PRESTO ENGINEERING France SAS.

4.46†	Fifth Securities Purchase Agreement, dated July 14, 2025, by and between SEALSQ Corp and certain institutional investors

4.47*

Fifth Placement Agency Agreement, dated July 14, 2025, by and between SEALSQ Corp and Maxim Group LLC (incorporated by reference to Exhibit 10.2 to the Company’s Form 6-K furnished with the SEC on July 15, 2025).

4.48†	Second Warrant Inducement Agreement, dated October 5, 2025, by and between SEALSQ Corp and the holders of the Company’s Class A Warrants issued on July 15, 2025

4.49†	Sixth Securities Purchase Agreement, dated October 15, 2025, by and between SEALSQ Corp and certain institutional investors

4.50*

Sixth Placement Agency Agreement, dated October 15, 2025, by and between SEALSQ Corp and Maxim Group LLC (incorporated by reference to Exhibit 10.2 to the Company’s Form 6-K furnished with the SEC on October 16, 2025).

4.51†	First Amendment to Master Supply Agreement, dated 26 November, 2025 by and between SEALSQ France SAS between Presto Engineering France SAS.

4.52*

Lease Agreement, dated 14 January 2026, by and among SEALSQ Corp, WISeKey SA and Swiss Life AG (incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K furnished with the SEC on March 2, 2026).

4.53†	Seventh Securities Purchase Agreement, dated March 15, 2026, by and between SEALSQ Corp and certain institutional investors

4.54*

Seventh Placement Agency Agreement, dated March 15, 2026, by and between SEALSQ Corp and Maxim Group LLC (incorporated by reference to Exhibit 10.2 to the Company’s Form 6-K furnished with the SEC on March 17, 2026).

8.1	Subsidiaries of SEALSQ Corp

11.1*	SEALSQ Insider Trading Policy (incorporated by reference to Exhibit 11.1 to the Company’s Annual Report on Form 20-F filed with the SEC on March 20, 2025)

11.2	Section 16 Supplement to Insider Trading Policy

12.1	Certification of Carlos Moreira, Chief Executive Officer of SEALSQ Corp, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of John O’Hara, Chief Financial Officer of SEALSQ Corp, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Carlos Moreira, Chief Executive Officer of SEALSQ Corp, pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of John O’Hara, Chief Financial Officer of SEALSQ Corp, pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of BDO Ltd, an independent public accounting firm

97.1*	SEALSQ Clawback Policy (incorporated by reference to Exhibit 97.1 to the Company’s Annual Report on Form 20-F filed with the SEC on March 21, 2024)

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
*	Previously filed
†

Certain portions of this exhibit have been omitted pursuant to Item 19 of Form 20-F because the omitted information is (i) not material and (ii) the type of information that the Company customarily and actually treats as private or confidential. The Company has marked the omitted portions in the filed exhibit with brackets and asterisks (“[***]”).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing of Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SEALSQ CORP

By:	/s/ Carlos Moreira	/s/ John O’Hara
	Carlos Moreira	John O’Hara
	CEO	CFO

Date:	March 31, 2026

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2025

SEALSQ Corp

Annual Report

January – December 2025

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2025

Consolidated Financial Statements

of SEALSQ Corp

As at December 31, 2025

1.	Report of the Independent Registered Public Accounting Firm (BDO Ltd; Zurich, Switzerland; PCAOB ID# 5988)	F-2
2.	Consolidated Statements of Comprehensive Income / (Loss)	F-3
3.	Consolidated Balance Sheets	F-4
4.	Consolidated Statements of Changes in Shareholders’ Equity	F-6
5.	Consolidated Statements of Cash Flows	F-7
6.	Notes to the Consolidated Financial Statements	F-9

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2025

Phone +41 44 444 35 55 www.bdo.ch	BDO Ltd Schiffbaustrasse 2 8031 Zurich

1.	Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

SEALSQ Corp

Craigmuir Chambers

Road Town

Tortola VG 1110

British Virgin Islands

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of SEALSQ Corp (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income/(loss), shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

Zurich, Switzerland, March 31, 2026

BDO Ltd

/s/ Nigel Le Masurier /s/ Thomas Richard de Ferrars

We have served as the Company’s auditor since 2023.

BDO Ltd, a limited company under Swiss law, incorporated in Zurich, forms part of the international BDO Network of independent member firms.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2025

2.Consolidated Statements of Comprehensive Income / (Loss)

	12 months ended December 31,			Note
USD’000, except earnings per share	2025	2024	2023	ref.
Net sales	18,252	10,981	30,058	33
Cost of sales	(9,116)	(6,775)	(15,589)
Depreciation of production assets	(506)	(478)	(420)
Gross profit	8,630	3,728	14,049

Other operating income	2,607	359	48	34
Research & development expenses	(12,477)	(4,985)	(3,946)
Selling & marketing expenses	(12,768)	(5,453)	(5,648)
General & administrative expenses	(25,791)	(10,840)	(8,644)
Total operating expenses	(48,429)	(20,919)	(18,190)
Operating loss	(39,799)	(17,191)	(4,141)

Non-operating income	8,897	1,061	2,442	36
Loss on debt extinguishment	—	(100)	—
Interest and amortization of debt discount	(223)	(1,003)	(689)	27
Non-operating expenses	(3,083)	(883)	(655)	37
Loss before income tax expense	(34,208)	(18,116)	(3,043)

Income tax (expense) / income	162	(3,085)	(225)	38
Equity in earnings of unconsolidated affiliates	(148)	—	—	20/21
Net loss	(34,194)	(21,201)	(3,268)

Earnings per ordinary share (USD)
Basic	(0.24)	(0.60)	(0.21)	40
Diluted	(0.24)	(0.60)	(0.21)	40

Earnings per F share (USD)
Basic	(1.20)	(3.01)	(1.07)	40
Diluted	(1.20)	(3.01)	(1.07)	40

Other comprehensive income / (loss), net of tax:
Foreign currency translation adjustments	(39)	—	(2)
Unrealized gain on available-for-sale debt securities:
Unrealized holding gain arising during period	25	—	—
Defined benefit pension plans:				29
Net gain / (loss) arising during period	108	(27)	11
Other comprehensive income / (loss)	94	(27)	9
Comprehensive loss	(34,100)	(21,228)	(3,259)

The accompanying notes are an integral part of these consolidated financial statements.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2025

3.Consolidated Balance Sheets

	As at December 31,	As at December 31,	Note
USD’000, except par value	2025	2024	ref.
ASSETS
Current assets
Cash and cash equivalents	417,657	84,624	8
Accounts receivable, net of allowance for doubtful accounts	12,944	3,825	9
Inventories	2,012	1,418	10
Prepaid expenses	880	355
Investment, current	10,032	—	11
Government assistance	4,579	2,247	12
Other current assets	1,534	593	13
Total current assets	449,638	93,062

Noncurrent assets
Loans receivable, noncurrent	31	—
Deferred tax credits	2,295	190	14
Property, plant and equipment, net of accumulated depreciation	3,770	3,201	15
Intangible assets, net of accumulated amortization	20,953	—	16
Operating lease right-of-use assets	6,113	1,031	17
Finance lease right-of-use assets	126	—	17
Goodwill	5,656	—	18
Available-for-sale debt securities, noncurrent	129	—	19
Investments in unconsolidated affiliates	4,259	—	20
Investments in unconsolidated related party affiliates	9,958	—	21
Investment in SAFE	1,000	—	22
Other noncurrent assets	251	82	23
Total noncurrent assets	54,541	4,504
TOTAL ASSETS	504,179	97,566

LIABILITIES
Current Liabilities
Accounts payable	16,818	10,073	24
Notes payable	689	4,828	25
Deferred revenue, current	25	5	33
Current portion of obligations under operating lease liabilities	668	327	17
Current portion of obligations under finance lease liabilities	57	—	17
Income tax payable	3	1
Other current liabilities	9,988	1,659	26
Total current liabilities	28,248	16,893

Noncurrent liabilities
Bonds, mortgages and other long-term debt	989	—	27
Indebtedness to related parties, noncurrent	—	3,105	28
Operating lease liabilities, noncurrent	5,523	616	17
Finance lease liabilities, noncurrent	72	—	17
Deferred tax liability	4,367	—	38
Employee benefit plan obligation	2,162	464	29
Other noncurrent liabilities	1,310	—	16
Total noncurrent liabilities	14,423	4,185
TOTAL LIABILITIES	42,671	21,078

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2025

	As at December 31,	As at December 31,	Note
USD’000, except par value	2025	2024	ref.
Commitments and contingent liabilities			30

SHAREHOLDERS’ EQUITY
Common stock - Ordinary shares	1,915	1,000	31
Par value - USD 0.01
Authorized - 500,000,000 and 200,000,000
Issued and outstanding – 191,525,129 and 100,039,519
Common stock - F shares	75	75	31
Par value - USD 0.05
Authorized - 10,000,000 and 10,000,000
Issued and outstanding - 1,499,800 and 1,499,700
Additional paid-in capital	534,773	116,568
Accumulated other comprehensive income	852	758	32
Accumulated deficit	(76,107)	(41,913)
Total shareholders’ equity	461,508	76,488
TOTAL LIABILITIES AND EQUITY	504,179	97,566

The accompanying notes are an integral part of these consolidated financial statements.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2025

4.Consolidated Statements of Changes in Shareholders’ Equity

						Accumulated
	Number of	Number		Additional		other		Total
	ordinary	of	Share	paid-in	Accumulated	comprehensive		equity	Note
USD’000 except share numbers	shares	F shares	Capital	capital	deficit	income / (loss)		(deficit)	ref.
As at December 31, 2023	15,446,807	1,499,700	229	24,435	(20,712)	784		4,736
Stock-based compensation	—	—	—	148	—	—		148
Securities Purchase Agreements	74,763,055	—	748	74,674	—	—		75,422
Warrant exercises	9,829,657	—	98	17,311	—	—		17,409
Comprehensive income / (loss)	—	—	—	—	(21,201)	(27)		(21,228)
As at December 31, 2024	100,039,519	1,499,700	1,075	116,568	(41,913)	758	(a)	76,488
Options exercised and acquisition of common stock for tax withholding obligations	1,594,464	100	16	(3,126)	—	—		(3,110)
Stock-based compensation	—	—	—	9,723	—	—		9,723	35
Securities Purchase Agreements	37,640,000	—	377	258,693	—	—		259,070	31
Warrant exercises	35,496,048	—	354	80,837	—	—		81,191	31
ATM	15,450,000	—	155	67,725	—	—		67,880	31
Investment in WeCan Group	481,110	—	5	1,922	—	—		1,927	20
Acquisition of IC’Alps	823,988	—	8	2,431	—	—		2,439	6
Comprehensive income / (loss)	—	—	—	—	(34,194)	94		(34,100)
As at December 31, 2025	191,525,129	1,499,800	1,990	534,773	(76,107)	852		461,508

(a)	Adjusted for rounding

The accompanying notes are an integral part of these consolidated financial statements.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2025

5.Consolidated Statements of Cash Flows

	12 months ended December 31,
USD’000	2025	2024	2023
Cash Flows from operating activities:
Net loss	(34,194)	(21,201)	(3,268)
Adjustments to reconcile net loss to net cash provided by / (used in) operating activities:
Depreciation of property, plant & equipment	703	630	569
Depreciation of lease building & assets, net of cash paid	(2,035)	—	—
Amortization of intangible assets	1,523	—	1
Write-off gain	—	—	(2,240)
Impairment charge	472	—	—
Interest and amortization of debt discount	223	1,003	689
Loss on debt extinguishment	—	100	—
Stock-based compensation	11,261	148	—
Inventory valuation allowance	34	(524)	594
Income from equity-method investments, net of dividends received	148	—	—
Deferred tax asset write-off	—	3,077	—
Income tax expense / (recovery) net of cash paid	(168)	4	225
Other non cash expenses /(income)
Expenses settled in equity	—	441	153
Unrealized and non cash foreign currency transactions	(365)	(478)	112
Reclassification to financial activities	—	255	—
Changes in operating assets and liabilities, net of effects of businesses acquired / divested
Decrease / (increase) in accounts receivables	688	1,451	(2,834)
Decrease / (increase) in inventories	(1,101)	4,337	2,319
Decrease / (increase) in other current assets and prepaids, net	(950)	423	275
Decrease / (increase) in government assistance, net	(1,039)	(528)	(1,026)
Decrease / (increase) in other noncurrent assets, net	(2,150)	(189)	(6)
Increase / (decrease) in accounts payable	4,558	2,100	39
Increase / (decrease) in deferred revenue, current	20	5	—
Increase / (decrease) in income tax payable	2	—	(45)
Increase / (decrease) in other current liabilities, excluding stock-based compensation liability	4,720	1,226	285
Increase / (decrease) in deferred revenue, noncurrent	(7)	—	—
Increase / (decrease) in defined benefit pension liability	1,521	37	31
Increase / (decrease) in interest on debt owed to related parties	(319)	167	35
Increase / (decrease) in net balance owed to related parties, excluding debt and interest on debt	(11,724)	(2,608)	1,347
Increase / (decrease) in other noncurrent liabilities	(3,078)	—	—
Net cash provided by / (used in) operating activities	(31,257)	(10,124)	(2,745)

Cash Flows from investing activities:
Sale / (acquisition) of property, plant and equipment	(743)	(571)	(3,021)
Sale / (acquisition) of cryptocurrencies	(500)	—	—
Sale / (acquisition) of investment in SAFE	(1,000)	—	—
Sale / (acquisition) of available-for-sale debt securities	(104)	—	—
Sale / (acquisition) of investment, current	(10,000)	—	—
Acquisition of a business, net of cash and cash equivalents acquired	(10,549)	—	—
Acquisition of unconsolidated affiliates and unconsolidated related party affiliates	(12,416)	—	—
Net cash provided by / (used in) investing activities	(35,312)	(571)	(3,021)

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2025

	12 months ended December 31,
USD’000	2025	2024	2023
Cash Flows from financing activities:
Proceeds from options and warrants exercises	7,401	17,610	—
Proceeds from issuance of Common Stock	429,266	60,000	—
Common Stock issuance costs	(28,996)	(5,936)	(295)
Repayment of indebtedness to related parties	(2,750)	(1,407)	—
Repayments of debt	(2,377)	—	—
Payments of debt issue costs	—	(1,867)	(680)
Proceeds from convertible loan issuance	—	20,000	9,600
Acquisition of common stock for tax withholding obligations	(3,025)	—	—
Net cash provided by / (used in) financing activities	399,519	88,400	8,625

Effect of exchange rate changes on cash and cash equivalents	83	24	(21)

Cash and cash equivalents
Net increase / (decrease) during the period	333,033	77,729	2,838
Balance, beginning of period	84,624	6,895	4,057
Cash and cash equivalents balance, end of period	417,657	84,624	6,895

Supplemental cash flow information for financing and investing activities
Cash paid for interest, net of amounts capitalized	29	—	—
Cash paid for income tax	6	4	—
Noncash conversion of convertible loans into common stock	—	21,825	8,175
Issuance of shares in relation to the acquisition of IC’Alps	2,464	—	—
Issuance of shares in relation to investments in unconsolidated affiliates	1,948	—	—
Shares withheld to satisfy tax obligations	3,136	—	—
ROU assets obtained from operating lease	6,312	62	65
ROU assets obtained from finance lease	157

The accompanying notes are an integral part of these consolidated financial statements.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2025

6.Notes to the Consolidated Financial Statements

Note 1.Organization and nature of operations

SEALSQ Corp, together with its consolidated subsidiaries (“SEALSQ” or the “Group” or the “SEALSQ Group”), was incorporated in April 2022 under the laws of the British Virgin Islands (“BVI”). The SEALSQ Group’s registered office is located in Tortola, BVI. The Group’s ordinary shares are listed on the Nasdaq Global Select Market under the ticker symbol “LAES” since May 23, 2023.

On January 1, 2023, the Group acquired 100% of the outstanding shares of SEALSQ France SAS (formerly WISeKey Semiconductors SAS) and its subsidiaries. Prior to this acquisition, the Group did not have any operations. On August 4, 2025, SEALSQ acquired 100% of IC’Alps SAS, thereby broadening its services to Application-Specific Integrated Circuit (“ASIC”) design.

The Group operates in the semiconductor and cybersecurity industry and designs and markets secure microcontrollers and related cybersecurity solutions primarily for Internet of Things (“IoT”) applications.

Note 2.Future operations and going concern

The Group recorded a loss from operations in this reporting period and the accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern.

The Group incurred a net operating loss of USD 39.8 million in the year 2025 and had positive working capital of USD 421.4 million as at December 31, 2025. Based on the Group’s cash projections up to March 31, 2027, SEALSQ has sufficient liquidity to fund operations.

We note that, historically, the Group has been dependent on financing from its parent, WISeKey International Holding Ltd, or other investors to augment the operating cash flow to cover its cash requirements.

Based on the foregoing, management believe it is correct to present these figures on a going concern basis.

Note 3.Basis of presentation

The consolidated financial statements are prepared in accordance with the Generally Accepted Accounting Principles in the United States of America (“US GAAP”) as set forth in the Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC). All amounts are in United States dollars (“USD”) unless otherwise stated.

Acquisition of IC’Alps

On August 4, 2025, SEALSQ acquired 100% of the issued and outstanding shares of IC’Alps SAS (“IC’Alps”), a French société par actions simplifiée, pursuant to a Share Purchase Agreement dated May 26, 2025. IC’Alps is a France-based ASIC and system-on-chip design company serving the medical, automotive, industrial and security markets.

The acquisition was accounted for as a business combination in accordance with ASC 805, Business Combinations, with SEALSQ identified as the accounting acquirer. The assets, liabilities and results of IC’Alps have been included in the Group’s consolidated financial statements from August 4, 2025 (see Note 6).

The acquisition enhances SEALSQ’s semiconductor design capabilities and expands its engineering workforce and customer relationships.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2025

Additional paid-in capital

During our 2025 financial reporting process, we ascertained that, although SEALSQ is a BVI company with a direct listing on a U.S. stock exchange, its tax residency status means that it is liable for stamp duties in Switzerland for its share issues. This resulted in the Group not accruing for stamp duties on its share issues since inception, which affected SEALSQ’s equity presentation of capital increases in the financial statements ended December 31, 2024 and 2023. The error resulted in an overstatement of the capital increase impacts in additional paid-in capital and an understatement of other current liabilities. We assessed that there was not a substantial likelihood that the error would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available, and as such concluded that a “little r” restatement was required. In application of ASC 250, we corrected the error in the current year comparative financial statements by adjusting the prior period information.

The tables below show the effect of the adjustment of the prior period information on the Consolidated Balance Sheets, Consolidated Statements of Changes in Shareholders’ Equity and Consolidated Statements of Cash Flows. The related interest accrual in relation to the late payment in prior years was deemed immaterial and was not adjusted in retained earnings, instead, a total cumulated interest expense of $86,474 was recorded in the income statement in the year ended December 31, 2025 ($4,884 arising in 2023, $14,563 in 2024 and $67,028 in 2025).

Consolidated Balance Sheets

	As at December 31, 2024
	As reported in the financial statements	As adjusted in the financial statements
USD’000, except par value	ended December 31, 2024	ended December 31, 2025
Other current liabilities	283	1,659
Total current liabilities	15,517	16,893
TOTAL LIABILITIES	19,702	21,078

SHAREHOLDERS’ EQUITY
Additional paid-in capital	117,944	116,568
Total shareholders’ equity	77,864	76,488
TOTAL LIABILITIES AND EQUITY	97,566	97,566

Consolidated Statements of Changes in Shareholders’ Equity

	As reported in the financial statements		As adjusted in the financial statements
	ended December 31, 2024		ended December 31, 2025
	Additional		Additional
USD’000	paid-in capital	Total equity	paid-in capital	Total equity
As at December 31, 2023	24,730	5,031	24,435	4,736
Share Purchase Agreements	75,554	76,302	74,674	75,422
Warrant exercises	17,512	17,610	17,311	17,409
As at December 31, 2024	117,944	77,864	116,568	76,488

Consolidated Statements of Cash Flows

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2025

	As reported in the financial		As adjusted in the financial
	statements ended December 31, 2024		statements ended December 31, 2025
	12 months ended December 31,		12 months ended December 31,
USD’000	2024	2023	2024	2023
Cash Flows from operating activities:
Increase / (decrease) in other current liabilities, excluding stock-based compensation liability	145	(10)	1,226	285
Net cash provided by / (used in) operating activities	(11,205)	(3,040)	(10,124)	(2,745)

Cash Flows from financing activities:
Common Stock issuance costs	(4,855)	—	(5,936)	(295)
Net cash provided by / (used in) financing activities	89,481	8,920	88,400	8,625

Note 4.Summary of significant accounting policies

Accounts Receivable

Receivables represent rights to consideration that are unconditional and consist of amounts billed and currently due from customers. The Group extends credit to customers in the normal course of business and in line with industry practices.

Advertising Costs

All advertising costs are expensed as incurred.

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

Available-For-Sale Debt Securities

Available-for-sale debt securities are reported at fair value. Unrealized gains and losses, net of tax, are included in accumulated other comprehensive income (AOCI) until realized or determined to be credit impaired. The Group evaluates available-for-sale debt securities for expected credit losses under ASC 326. A credit loss allowance is recorded when a security’s fair value is less than its amortized cost and the Group does not expect to recover the full amortized cost.

Cash and Cash Equivalents

Cash consists of deposits held at major banks that are readily available. Cash equivalents consist of highly liquid investments that are readily convertible to cash and with original maturity dates of three months or less from the date of purchase. The carrying amounts approximate fair value due to the short maturities of these instruments. Managed investment accounts held for investment purposes are excluded from cash and cash equivalents.

Comprehensive Income / (Loss)

Comprehensive income includes net income and other comprehensive income (“OCI”). Other comprehensive income consists of revenues, expenses, gains, and losses to be included in comprehensive income but excluded from net income as listed in ASC 220-10-45-10A.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2025

In line with ASC 220 (Income Statement - Reporting Comprehensive Income), we have elected to report comprehensive income in a single continuous financial statement with two sections: net income and other comprehensive income.

We present each of the components of other comprehensive income separately, based on their nature, in the statement of comprehensive income.

Contract Assets

Contract assets consist of accrued revenue where the Group has fulfilled its performance obligation towards the customer, but the right to payment is conditional on something other than the passage of time, and therefore the corresponding invoice has not yet been issued. Upon invoicing, contract assets are reclassified to trade accounts receivable until payment is received.

Contract Liability

Contract liability consists of either:

-

amounts that have been invoiced and not yet paid, nor recognized as revenue. Upon payment, the liability is reclassified to deferred revenue if the amounts still have not been recognized as revenue. Contract liability that will be realized during the succeeding 12-month period is recorded as current and the remaining contract liability recorded as noncurrent. This would relate to multi-year certificates or licenses.

-	advances from customers not supported by invoices.

Cost of Sales and Depreciation of Production Assets

Our cost of sales consists primarily of expenses associated with the design, development, production, delivery and distribution of products. These include expenses related to the preparation of our secure elements and the technical support provided on the Group’s ongoing production and on ramp-up phases, including materials, labor, test and assembly suppliers and subcontractors, quality insurance, logistics and freights costs, as well as the amortization of probes, wafers and other items that are used in the production process. This amortization is disclosed separately under depreciation of production assets on the face of the income statement.

Crypto Assets

The Group’s cryptocurrency holding is classified as crypto assets with indefinite useful lives in accordance with ASC 350‑30 and presented separately in the notes (see Note 16). All in‑scope crypto assets shall be remeasured to fair value at each reporting date in accordance with ASC 820 (Fair Value Measurement). All changes in fair value (whether unrealized gains or losses) shall be recognized in net income for the period in which the change occurs.

Cryptocurrencies created or issued by the Group’s related parties are explicitly outside the ASU 2023‑08 scope. They are accounted for under the cost‑less‑impairment model and subject to periodic impairment testing and are not amortized. The Group evaluates these assets for impairment at least annually, or more frequently when indicators of impairment exist.

Deferred Revenue

Deferred revenue consists of amounts that have been invoiced and paid but have not been recognized as revenue. Deferred revenue that will be realized during the succeeding 12-month period is recorded as current and the remaining deferred revenue recorded as noncurrent. This would relate to multi-year certificates or licenses.

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

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2025

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

Fair Value of Financial Instruments

The Group’s financial instruments are primarily composed of cash and cash equivalents, accounts receivable, managed investment accounts, accounts payable and other current liabilities, and debt obligations.

Fair value is the price that would be received to sell an asset or the amount paid to transfer a liability, also referred to as the “exit price,” in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In instances in which the inputs used to measure fair value fall into different levels of the fair value hierarchy, as described in Note 6, fair value measurement classification is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Management’s assessment of the significance of a particular item to the fair value measurement in its entirety requires judgment, including the consideration of inputs specific to the asset or liability.

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

Fiscal Year

The Group’s fiscal year ends on December 31.

Foreign Currency

The functional currency of SEALSQ Corp is the U.S. dollar, USD.

In general, the functional currency of a foreign operation is the local currency. Assets and liabilities recorded in foreign currencies are translated at the exchange rate on the balance sheet date. Revenue and expenses are translated at average rates of exchange prevailing during the year. The effects of foreign currency translation adjustments are included in stockholders’ equity as a component of accumulated other comprehensive income / (loss). The Group’s reporting currency is USD.

General Principles of Business Combinations

The Group uses the acquisition method to account for business combination, in line with ASC 805-10. Subsidiaries acquired or divested in the course of the year are included in the consolidated financial statements respectively as of the date of purchase, and up to the date of sale. The consideration for the acquisition is measured as the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group.

Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interests over the net identifiable assets acquired and liabilities assumed.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2025

Goodwill

Goodwill is not amortized but is subject to impairment analysis at least annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable.

Goodwill is allocated to the reporting unit in which the business that created the goodwill resides. A reporting unit is an operating segment, or a business unit one level below that operating segment, for which discrete financial information is prepared and regularly reviewed by segment management. The Group performs its annual goodwill impairment test as of October 1st. The impairment test requires significant estimates of fair value, including projected cash flows and discount rates. Adverse changes in market conditions, operating performance, or other factors could result in a material impairment charge in future periods.

In accordance with ASC 830, the goodwill balance is recorded in the functional currency of the acquired business and translated at each reporting date. The resulting foreign currency translation adjustments are recorded in other comprehensive income.

Government Assistance - Research Tax Credits

Research tax credits are provided by the French government to give incentives for companies to perform technical and scientific research. SEALSQ France SAS and IC’Alps SAS are eligible to receive such tax credits.

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

Government assistance in the form of interest-free loans is accounted for by recognizing a deferred revenue component, measured as the difference between the fair value of the loan on initial recognition and the proceeds received. This deferred income is amortized over the term of the loan. The Group classifies the portion of deferred income expected to be recognized within the next 12 months as current, with the remainder classified as noncurrent.

Other government incentives received as compensation for expenses already incurred for specific projects involving technical and scientific research are recognized as other operating income in the income statement when it becomes receivable.

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

Deferred tax assets on tax loss carry-forwards are only recognized to the extent that it is “more likely than not” that future profits will be available and the tax loss carry-forward can be utilized. The Group records a valuation allowance when it is more likely than not that some portion of the deferred tax asset will not be realized. This assessment involves significant judgment regarding future taxable income. It is reasonably possible that changes in projections of future taxable income could result in a material adjustment to the valuation allowance within the next year.

Changes to tax laws or tax rates enacted at the balance sheet date are taken into account in the determination of the applicable tax rate provided that they are likely to be applicable in the period when the deferred tax assets or tax liabilities are realized.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2025

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

Intangible Assets

Intangible assets that are determined to have finite useful lives are amortized over their estimated useful lives, which generally range from 1 to 19 years. The Group review these assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is assessed in accordance with ASC 360 based on the expected undiscounted future cash flows generated by the asset or asset group. If the carrying amount exceeds the undiscounted cash flows, an impairment loss is recognized for the excess of carrying value over fair value.

The Group’s cryptocurrency holding is classified as intangible assets with indefinite useful lives in accordance with ASC 350‑30. Cryptocurrencies created or issued by the Group’s related parties are explicitly outside the ASU 2023‑08 scope. They are accounted for under the cost‑less‑impairment model and subject to periodic impairment testing and are not amortized. The Group evaluates these assets for impairment at least annually, or more frequently when indicators of impairment exist.

Inventories

Inventories are stated at the lower of cost or net realizable value. Costs are calculated using standard costs, approximating average costs. Finished goods and work-in-progress inventories include material, labor and manufacturing overhead costs. The Group records an inventory valuation allowance based on an analysis of physical deterioration, obsolescence or a comparison to the anticipated demand or market value based on a consideration of marketability and product maturity, demand forecasts, historical trends and assumptions about future demand and market conditions. Should actual demand differ from forecasted demand, additional write-downs may be required. It is reasonably possible that estimates of net realizable value could change in the near term and such changes could be material to the consolidated financial statements.

Investment in SAFE

The Group’s investments in Simple Agreements for Future Equity (“SAFEs”), which represent contractual rights to receive equity interests in privately held companies upon the occurrence of specified future events, are accounted for as freestanding financial instruments. Because SAFEs do not convey a present ownership interest and do not meet the definition of an equity security, they are excluded from the scope of ASC 321 prior to conversion.

SAFEs are initially recognized at cost and classified as noncurrent assets. The Group assesses SAFEs for impairment based on qualitative factors, including the financial condition and prospects of the issuer, subsequent financing activity, and other company-specific developments. If an impairment is identified, the carrying amount is written down to its estimated recoverable amount with a corresponding charge to earnings. Upon conversion of a SAFE into equity securities, the Group derecognizes the SAFE and records the equity securities received at the carrying amount of the SAFE on the conversion date. The equity securities are subsequently accounted for in accordance with ASC 321.

Investments in Unconsolidated Affiliates and Unconsolidated Related Party Affiliates

In line with ASC 323, SEALSQ accounts for investments in entities over which it has significant influence, but not control, using the equity method of accounting.

The Group evaluates the need for the equity method where influence exists despite lower ownership levels. Under the equity method, investments are initially recorded at cost and subsequently adjusted for the Group’s proportionate share of the investee’s net income or loss and dividends received. SEALSQ’s share of the income or loss of these companies is reported in the consolidated income statement under equity in earnings of unconsolidated affiliates. The investment in these companies is reported in the consolidated balance sheet under investments in unconsolidated affiliates or related party affiliates.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2025

The Group assesses equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

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

Managed Investment Accounts

Managed investment accounts maintained for investment purposes are classified as investments and measured at fair value at each reporting date, with changes in fair value recognized in earnings. Cash balances and call deposits held within such accounts are not classified as cash or cash equivalents, as they are not segregated or designated for operating use.

Pension Plan

In the year 2025, the Group maintained three defined benefit post-retirement plans: one maintained by SEALSQ Corp covering its employees in Switzerland, and one maintained by SEALSQ France SAS and one maintained by IC’Alps SAS, both covering their employees in France.

In accordance with ASC 715-30, Defined Benefit Plans – Pension, the Group recognizes the funded status of the plan in the balance sheet. Actuarial gains and losses are recorded in accumulated other comprehensive income / (loss).

The measurement of defined benefit obligations requires significant assumptions, including discount rates and expected returns on plan assets. A change in discount rates of 100 basis points would materially affect the projected benefit obligation. It is reasonably possible that changes in actuarial assumptions could materially impact the recorded obligation in the next fiscal year.

Principles of Consolidation

The consolidated financial statements include the accounts of SEALSQ Corp and its wholly owned subsidiaries over which the Group has control.

Intercompany income and expenses, including unrealized gross profits from internal group transactions and intercompany receivables, payables and loans, have been eliminated.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2025

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

Sales Commissions

Sales commission expenses where revenue is recognized are recorded in the period of revenue recognition.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2025

Segment Reporting

In 2025, following the acquisition of IC’Alps on August 4, 2025, our chief operating decision maker, who is also our Chief Executive Officer, requested changes in the information that he regularly reviews for purposes of allocating resources and assessing budgets and performance. As a result, beginning in fiscal year 2025, we report our financial performance based on a new segment structure described in Note 39. All prior periods were restated as a result of the change in reported segments.

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

Where SEALSQ permits the withholding of shares as a means of meeting the grantee’s tax obligation in relation to their option exercise, the awards are accounted for as liabilities under ASC 718 for jurisdictions that do not have any withholding requirement. These awards are measured at fair value on the grant date and remeasured at each reporting period until settlement. Upon exercise, the fair value of the shares withheld is recorded in equity in line with ASC 718-10-25-18.

Compensation costs for unvested stock options and awards are recognized in earnings over the requisite service period based on the fair value of those options and awards at the grant date. The Group accounts for forfeitures as they occur.

Nonemployee share-based payment transactions are measured by estimating the fair value of the equity instruments that an entity is obligated to issue and the measurement date will be consistent with the measurement date for employee share-based payment awards (i.e., grant date for equity-classified awards).

Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. Management bases its estimates and assumptions on historical experience and on various other factors that it believes to be reasonable under the circumstances. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements. In many cases, the accounting treatment of a particular transaction is specifically dictated by US GAAP and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting from available alternatives would not produce a materially different result. However, certain estimates involve a higher degree of judgment and complexity and may materially affect the consolidated financial statements.

Significant estimates used in the preparation of the consolidated financial statements include:

-	Valuation of assets acquired and liabilities assumed in business combinations (see Note 6)
-	Inventory valuation (see Note 10)
-	Goodwill impairment assessments (see Note 18)
-	Pension and other postretirement obligations (see Note 29)
-	Recoverability of deferred tax assets (see Note 38)

Recent Accounting Pronouncements

Adoption of new FASB Accounting Standard in the current year – Prior-Year Financial Statements not restated:

As of January 1, 2025, the Group adopted Accounting Standards Update (ASU) 2023-08 Intangibles – Goodwill and Other – Crypto Assets (subtopic 350-60): Accounting for and Disclosure of Crypto Assets, which establishes guidance for the recognition measurement, presentation and disclosure of certain crypto assets.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2025

ASU 2023-08 requires in-scope crypto assets to be measured at fair value, with changes in fair value recognized in net income. It also requires separate presentation of crypto assets on the balance sheet and enhanced disclosures regarding nature, fair value measurement, and risks associated with crypto holdings. There was no impact on the Group’s results upon adoption of the standard.

As of January 1, 2025, the Group also adopted Accounting Standards Update (ASU) 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which establishes new income tax disclosure and modifies or eliminates certain existing requirements.

ASU 2023-09 requires entities to disclose the amount of income taxes paid (net of refunds) disaggregated by federal, state, and foreign taxes. They will also disclose the amount of income taxes paid (net of refunds) disaggregated by individual jurisdictions in which income taxes paid is equal to or greater than five percent of total income taxes paid. The standard also outlines additional disclosure requirements.

There was no impact on the Group’s results upon adoption of the standard.

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

In November 2024, the FASB issued ASU 2024-04, Debt - Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments. This update clarifies the accounting treatment for certain settlements of convertible debt instruments that do not occur under the instruments’ preexisting terms.

Summary: The update introduces a “preexisting contract approach” to determine whether an inducement offer should be accounted for as an induced conversion. Under this approach, an inducement offer is considered to preserve the form and amount of consideration if it provides the debt holder with at least the same consideration as the original conversion terms of the instrument. The assessment is based on the terms as they existed one year before the offer acceptance date, especially if the instrument was modified within that period. Additionally, the ASU clarifies that induced conversion accounting applies to convertible debt instruments within the scope of Subtopic 470-20 that are not currently convertible, provided the instrument contained a substantive conversion feature at both its issuance date and the inducement offer acceptance date.

Effective Date: ASU 2024-04 is effective for public business entities for fiscal years beginning after December 15, 2025. Early adoption is permitted.

The Group expects to adopt all the aforementioned guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2025

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This update provides targeted simplifications to the current expected credit loss (CECL) model for certain short-term financial assets arising from revenue transactions.

Summary: The update introduces a practical expedient that allows entities to assume that current economic conditions as of the balance-sheet date remain unchanged for the remaining life of certain current accounts receivable and current contract assets when estimating expected credit losses. This eliminates the need to develop forward-looking macroeconomic forecasts for these short-term assets, reducing complexity and documentation burden. The update also includes related disclosure requirements for entities electing the practical expedient or subsequent collection approach.

Effective Date: ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, including interim periods within those fiscal years. Early adoption is permitted.

The Group expects to adopt the guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. This ASU makes targeted improvements to Subtopic 350-40 to increase the operability of the recognition guidance considering different methods of software development.

Summary: This update amends Subtopic 350-40 by removing references to prescriptive software development stages and introducing a principles-based approach for capitalizing costs. Under this approach, capitalization begins when management has authorized and committed to funding and it is probable that the project will be completed and used as intended. Additionally, the ASU introduces a framework for assessing significant development uncertainty, clarifies that specific asset disclosures apply to all capitalized internal-use software costs, and consolidates guidance for website development costs into Subtopic 350-40.

Effective Date: ASU 2025-06 is effective for all entities for fiscal years beginning after December 15, 2027. Early adoption is permitted.

The Group expects to adopt all the aforementioned guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements. This update clarifies and refines the guidance in ASC 270 to improve how entities prepare and disclose interim financial statements and notes in accordance with U.S. GAAP.

Summary: The update specifies that ASC 270 applies to all entities that provide a complete set of interim financial statements with notes. It clarifies the form and content of interim financial statements and accompanying disclosures, including a consolidated list of disclosure requirements relevant for interim periods. The ASU also codifies a disclosure principle requiring entities to report material events or changes that occur after the most recent annual reporting period, such as significant changes in estimates, accounting policies, or contingencies. These amendments improve clarity, consistency, and ease of application but do not change the fundamental nature of interim reporting.

Effective Date: ASU 2025-11 is effective for public business entities for interim periods within annual periods beginning after December 15, 2027. Early adoption is permitted. The Group expects to adopt the guidance when effective. Management is assessing the impact of the aforementioned guidance on its interim financial statements but does not expect it to have a material impact.

Note 5.Concentration of credit risks

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

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2025

The Group sells to large, international customers and, as a result, may maintain individually significant trade accounts receivable balances with such customers during the year. We generally do not require collateral on trade accounts receivable. Summarized below are the clients whose revenue was 10% or higher than the respective total consolidated net sales for the years ended December 31, 2025, 2024 or 2023, and the clients whose net trade accounts receivable balances (excluding related party receivables) represented 10% or more of total consolidated net trade accounts receivable balances as of December 31, 2025 and December 31, 2024. In addition, we note that some of our clients are contract manufacturers for the same companies; should these companies reduce their operations or change contract manufacturers, this would cause a decrease in our customer orders which would adversely affect our operating results.

Revenue concentration	12 months ended December 31,
(% of total net sales)	2025	2024	2023
Multinational electronics contract manufacturing company	2%	4%	15%
International digital security company	0%	0%	12%
International computer and hardware manufacturer	12%	36%	5%
International distributor of semiconductors, electronics	13%	5%	2%

Receivables concentration	As at December 31, 2025		As at December 31, 2024
(% of total accounts receivable and maximum amount of loss due to credit risk)%		USD’000%		USD’000
International computer and hardware manufacturer	28%	1,196	47%	1,804
International electronic security systems manufacturer	—	—	10%	400
International cables designer and manufacturer	11%	460	1%	34

Note 6.Business combination

On August 4, 2025 (the “Acquisition Date”), SEALSQ acquired 100% of the issued and outstanding shares of IC’Alps, a French société par actions simplifiée, pursuant to a Share Purchase Agreement dated May 26, 2025. IC’Alps is a France-based ASIC and system-on-chip design company serving the medical, automotive, industrial, and security markets. The acquisition enhances SEALSQ’s semiconductor design capabilities and expands its engineering workforce and customer relationships.

The acquisition was accounted for as a business combination in accordance with ASC 805, Business Combinations, with SEALSQ identified as the accounting acquirer. The assets, liabilities, and results of IC’Alps have been included in the Group’s consolidated financial statements from August 4, 2025.

The total consideration transferred for the acquisition of IC’Alps was USD 13,892,574 and consisted of the following components:

USD’000
Cash consideration (EUR 10,000,000)	11,429
Equity consideration (823,988 SEALSQ ordinary shares at USD 2.99)	2,464
Total consideration transferred	13,893

The equity consideration was measured at the quoted closing price of SEALSQ’s common stock on the Acquisition Date. Acquisition-related costs of USD 306,064 were expensed as incurred and are included within general and administrative expenses in the consolidated income statement.

The Share Purchase Agreement included an earn-out arrangement payable in SEALSQ shares if IC’Alps achieved specified revenue targets for the year ended December 31, 2025. Because settlement would occur through a variable number of shares, the earn-out was classified as a liability under ASC 480 and ASC 815-40. At the Acquisition Date, the fair value of the contingent consideration was determined to be zero based on probability-weighted revenue scenarios. As of December 31, 2025, the revenue targets were not met, and no contingent consideration liability was recognized. No remeasurement gains or losses were recorded during the year ended December 31, 2025.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2025

The following table summarizes the final allocation of the purchase price as of August 4, 2025:

USD’000
Cash and cash equivalents	879
Current assets	3,182
Property, plant and equipment, net of accumulated depreciation	237
Intangible assets (pre-existing), net of accumulated amortization	3,526
Right-of-use assets	3,465
Other noncurrent assets	124
Identifiable intangible assets	17,665
Total assets acquired	29,078
Total current liabilities	(4,467)
Long-term liabilities (excluding deferred tax liabilities)	(11,806)
Deferred income tax liability	(4,416)
Total liabilities assumed	(20,689)
Net identifiable assets acquired	8,389

The purchase price allocation was finalized during the year ended December 31, 2025.

Deferred tax liabilities of USD 4,416,375 were recognized primarily as a result of differences between the fair value and tax basis of acquired identifiable intangible assets. The deferred tax liabilities will reverse over the amortization period of the related intangible assets.

The following table reconciles the total consideration transferred to the net identifiable assets acquired and the resulting goodwill recognized as of the Acquisition Date (in USD):

USD’000
Total consideration transferred	13,893
Less: net identifiable assets acquired	(8,389)
Goodwill recognized at Acquisition Date	5,504

Goodwill represents the excess of the consideration transferred over the fair value of identifiable assets acquired and liabilities assumed. The goodwill recognized is primarily attributable to expected operational and revenue synergies, the expansion of the Group’s ASIC and system-on-chip design capabilities, access to IC’Alps’ skilled engineering workforce, and cross-selling opportunities within the Group’s existing customer base. These benefits do not qualify for separate recognition as identifiable intangible assets under ASC 805.

Goodwill is recorded in the functional currency of IC’Alps (EUR) and is translated into USD at the applicable closing exchange rate at each reporting date in accordance with ASC 830.

Goodwill has been allocated to the Group’s ASIC reporting unit. Goodwill is not amortized and is tested for impairment at least annually, or more frequently if events or changes in circumstances indicate that it may be impaired, in accordance with ASC 350.

No impairment indicators were identified as of December 31, 2025. The goodwill recognized is not expected to be deductible for income tax purposes.

The identifiable intangible assets recognized in connection with the acquisition and their estimated useful lives are presented below. Intangible assets are amortized on a straight-line basis over their estimated useful lives. The weighted-average useful life of the acquired identifiable intangible assets is approximately 15.3 years.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2025

	Fair value	Useful life
Intangible asset	USD’000	Years
Customer relationships	12,772	19
Accreditations	1,284	3
Corp trade name	657	9
Technology	1,526	9
Software	163	9
Backlog	1,263	2
Acquired identifiable intangible assets	17,665	15.3

For the period from August 4, 2025, through December 31, 2025, IC’Alps contributed revenue of USD 3,600,625 and net loss of USD 1,405,384 to the Group’s consolidated results.

Supplemental Pro Forma Information (Unaudited)

The following unaudited pro forma consolidated financial information presents the combined results of SEALSQ and IC’Alps as if the acquisition had occurred on January 1, 2024.

	12 months ended December 31,
USD’000	2025	2024
Revenue	25,198	21,130
Net income (loss)	(39,611)	(24,882)

The unaudited pro forma financial information includes adjustments to reflect incremental amortization of acquired identifiable intangible assets, related income tax effects, elimination of acquisition-related transaction costs, and elimination of intercompany transactions. The pro forma financial information does not reflect potential synergies or integration costs.

Note 7.Fair value measurements

ASC 820 establishes a three-tier fair value hierarchy for measuring financial instruments, which prioritizes the inputs used in measuring fair value. These tiers include:

●	Level 1, defined as observable inputs such as quoted prices in active markets;
●	Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
●	Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

	As at December 31, 2025		As at December 31, 2024		Fair
	Carrying		Carrying		value	Note
USD’000	amount	Fair value	amount	Fair value	level	ref.
Recurring fair value measurements
Available-for-sale debt securities, noncurrent	129	129	—	—	3	19
Investment, current	10,032	10,032	—	—	2	11

Nonrecurring fair value measurements
Accounts receivable	12,944	12,944	3,825	3,825	3	9
Accounts payable	14,467	14,467	10,073	10,073	3	24
Notes payable	689	689	4,828	4,828	3	25
Indebtedness to related parties, noncurrent	—	—	3,105	3,105	3	28
Bonds, mortgages and other long-term debt	989	989	—	—	3	27

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2025

In addition to the methods and assumptions we use to record the fair value of financial instruments as discussed in the Fair Value Measurements section above, we used the following methods and assumptions to estimate the fair value of our financial instruments:

-	Available-for-sale debt securities, noncurrent - fair value remeasured as at reporting period, based on information available.
-

Investment, current – consists of a managed investment account held with UBS Switzerland AG. Although the account is made up of a diversified, actively managed portfolio, including publicly traded equity securities, investment funds and exchange-traded funds, fixed-income instruments, structured products, and fiduciary call deposits and short-term cash balances, with fair value levels ranging from Level 1 to Level 3, fair value is remeasured as at reporting period, based on the statement of assets made available by UBS at the reporting date, which falls under Level 2.

-	Accounts receivable – carrying amount approximated fair value due to their short-term nature.
-	Accounts payable – carrying amount approximated fair value due to their short-term nature.
-	Notes payable – carrying amount approximated fair value due to their short-term nature.
-	Indebtedness to related parties, noncurrent - carrying amount approximated fair value.
-	Bonds, mortgages and other long-term debt – carrying amount approximated fair value.

Note 8.Cash and cash equivalents

Cash consists of deposits held at major banks.

Note 9.Accounts receivable

The breakdown of the accounts receivable balance is detailed below:

	As at December 31,	As at December 31,
USD’000	2025	2024
Trade accounts receivable	4,649	3,645
Allowance for credit losses	(380)	(50)
Accounts receivable from shareholders	8,107	—
Accounts receivable from other related parties	549	223
Accounts receivable from underwriters, promoters, and employees	7	—
Other accounts receivable	12	7
Total accounts receivable, net of allowance for credit losses	12,944	3,825

As at December 31, 2025, accounts receivable from shareholders consisted of a receivable from WISeKey International Holding Ltd (“WISeKey”), which controls a majority of the Group’s voting rights as at December 31, 2025, in relation to services provided by SEALSQ and pension liabilities due by WISeKey following a transfer of employees from WISeKey to SEALSQ. Accounts receivable from other related parties consisted of receivables from WISeKey SA and SEALCOIN AG all subsidiaries of WISeKey, in relation to services provided by SEALSQ and pension liabilities due by WISeKey SA following a transfer of employees from WISeKey SA to SEALSQ. See Note 42 for details on related parties.

Note 10.Inventories

Inventories consisted of the following:

	As at December 31,	As at December 31,
USD’000	2025	2024
Raw materials	670	764
Work in progress	192	482
Finished goods	1,150	172
Total inventories	2,012	1,418

In the years ended December 31, 2025, 2024 and 2023, the Group recorded an inventory valuation allowance in the income statement in an amount of, respectively, a credit of USD 13,525, and debits of USD 92,284 and USD 220,289 in relation to raw materials, and a

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2025

debit of USD 47,326, a credit of USD 615,608 and a debit of USD 373,469 in relation to work in progress. The credit balances results from the release of provisions.

Note 11.Investment, current

Managed Investment Account

In November 2025, the Group entered into a discretionary asset management arrangement with UBS Switzerland AG (“UBS”) and opened an investment account under the UBS “Manage Premium” mandate (the “UBS Investment Account”). In connection with this arrangement, the Group funded the UBS Investment Account with USD 10.0 million on November 28, 2025.

Under the terms of the arrangement, UBS is authorized to manage the assets held in the UBS Investment Account on a discretionary basis within agreed investment parameters. The UBS Investment Account is maintained for investment purposes and not for day-to-day operating cash needs.

As of December 31, 2025, the UBS Investment Account consisted of a diversified, actively managed portfolio, including publicly traded equity securities, investment funds and exchange-traded funds, fixed-income instruments, structured products, and fiduciary call deposits and short-term cash balances held to facilitate portfolio management.

The UBS Investment Account is classified as investments and is measured at fair value at each reporting date. Changes in fair value, including unrealized gains and losses, are recognized in earnings. Fair value is determined based on UBS account statements reflecting observable market prices for the underlying investments.

Cash balances and call deposits held within the UBS Investment Account are not segregated or designated for operating use and are maintained as part of the overall investment strategy. Accordingly, such balances are not classified as cash or cash equivalents.

Note 12.Government assistance

SEALSQ France SAS and IC’Alps SAS are eligible for research tax credits provided by the French government (see Note 4 Summary of significant accounting policies). As at December 31, 2025 and December 31, 2024, the receivable balances in respect of these research tax credits owed to the Group were respectively USD 4,578,813, made up of USD 3,044,419 attributable to IC’Alps SAS and USD 1,534,394 attributable to SEALSQ France SAS, and USD 2,246,680, each translated at the period-end exchange rate.

The credit is deductible from the entity’s income tax charge for the year or payable in cash the following year, whichever event occurs first. Refundable R&D tax credits are accounted for as government assistance in accordance with ASC 832, and are recognized in the consolidated financial statements consistent with the accounting policy described in Note 4.

In addition, the Companies are also entitled to receive other grants, including interest subvention—a government incentive that subsidizes or reduces the interest cost on eligible borrowings (see Note 27 for further details)—as well as reimbursements for certain expenses.

Note 13.Other current assets

Other current assets consisted of the following:

	As at December 31,	As at December 31,
USD’000	2025	2024
Value-Added Tax receivable	733	501
Advanced payment to suppliers	303	61
Deposits, current	5	5
Customer contract assets, current	451	—
Other current assets	42	26
Total other current assets	1,534	593

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2025

Note 14.Deferred tax credits

Our deferred tax credits balance relates to Swiss withholding tax deducted on interest income, which is recoverable after the end of each tax year.

Note 15.Property, plant and equipment

Property, plant and equipment, net consisted of the following:

	As at December 31,	As at December 31,
USD’000	2025	2024
Machinery and equipment	14,554	13,769
Buildings and leasehold improvements	224	—
Office equipment and furniture	2,421	2,321
Computer equipment and licences	698	817
Total property, plant and equipment, gross	17,897	16,907

Accumulated depreciation for:
Machinery and equipment	(11,284)	(10,733)
Buildings and leasehold improvements	(13)	—
Office equipment and furniture	(2,334)	(2,320)
Computer equipment and licences	(496)	(653)
Total accumulated depreciation	(14,127)	(13,706)
Total property, plant and equipment, net	3,770	3,201
Depreciation charge for the year	703	630

During the year ended December 31, 2025, the Group recognized an impairment loss of USD 472,318 related to certain mask sets classified as assets under development within property, plant and equipment over 2024 and 2025. The assets under development consisted of production masks related to the QUASAR project, which aims to develop next-generation secure semiconductors embedding NIST-standardized post-quantum cryptography algorithms and integrating Trusted Platform Module 2.0 (TPM 2.0) technology. As development advances, semiconductor designs are revised, and production masks associated with earlier versions become obsolete. The impairment charge represents the excess of the carrying amount of the assets over their estimated fair value and was recorded within operating expenses (research and development). No impairment losses were recognized during the year ended December 31, 2024.

The useful economic life of property plant and equipment is as follows:

•	Production tools	8 to 10 years
•	Office equipment and furniture:	2 to 5 years
•	Production masks	5 years
•	Probe cards	5 years
•	Licenses	3 years
•	Software	1 year

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2025

Note 16.Intangible assets and Crypto assets

Intangible assets, crypto assets consisted of the following:

	As at December 31,	As at December 31,
USD’000	2025	2024
Intangible assets under the cost‑less‑impairment model:
Cryptocurrencies	500	—
Total crypto assets, net	500	—

Intangible assets subject to amortization:
Trademarks	676	—
Patents	2,281	2,281
License agreements	5,449	1,699
Customer relationships	13,127	—
Other intangibles	5,277	923
Total intangible assets, gross	27,310	4,903
Accumulated amortization for:
Trademarks	(31)	—
Patents	(2,281)	(2,281)
License agreements	(2,463)	(1,699)
Customer relationships	(288)	—
Other intangibles	(1,294)	(923)
Total accumulated amortization	(6,357)	(4,903)
Total intangible assets subject to amortization, net	20,453	—
Total intangible assets, net	20,953	—
Amortization charge for the year	1,523	—

Intangible assets under the cost-less-impairment model consist of a balance of 195,788,312 WECAN tokens acquired from the Group’s unconsolidated affiliate, WeCan Group AG (“WeCan”), for USD 500,000. The tokens are held as part of the Group’s strategic relationship with WeCan and to support participation in its blockchain ecosystem. Management evaluated the applicability of ASC 350-60 (Crypto Assets) and concluded that these tokens are not within the scope of ASC 350-60.

Accordingly, the tokens are accounted for as indefinite-lived intangible assets under ASC 350-30 and are measured at cost less impairment. These tokens do not represent cash or cash equivalents under ASC 305 and are not accounted for as financial instruments. Indefinite-lived intangible assets are not amortized but are subject to impairment testing at least annually and more frequently if events or changes in circumstances indicate that the asset may be impaired. For the year ended December 31, 2025, the Group did not identify any events or changes in circumstances indicating that the carrying amount of its cryptocurrency assets may not be recoverable. Accordingly, no impairment charge was recognized, and the carrying amount remains USD 500,000 as of December 31, 2025.

As at December 31, 2025, a balance of USD 3,661,131 of license fees was outstanding in line with agreed payment terms, made up of USD 2,351,152 payable in 2026 recorded in accounts payable and USD 1,309,979 payable in 2027 recorded in other noncurrent liabilities on the consolidated balance sheet.

The useful economic life of intangible assets is as follows:

•	Trademarks	9 years
•	Patents	5 to 10 years
•	License agreements	1 to 3 years
•	Customer relationships	19 years
•	Other intangibles	2 to 9 years

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2025

Future amortization charges are detailed below:

Future estimated aggregate amortization expense
Year	USD’000
2026	3,625
2027	2,670
2028	1,476
2029	1,223
2030 and beyond	11,459
Total intangible assets subject to amortization, net	20,453

Note 17.Leases

The Group has historically entered into a number of lease arrangements under which it is the lessee. As at December 31, 2025, the SEALSQ Group holds six operating leases which relate to premises.

We do not sublease. All our operating leases include multiple optional renewal periods which are not reasonably certain to be exercised.

During the year ended December 31, 2025, the Group completed few sale and leaseback transactions involving IT equipment. Each transaction met the criteria for a sale under ASC 606, and accordingly, the Group derecognized the assets sold and recognized a right- of-use asset and lease liability in accordance with ASC 842. The leaseback arrangement is classified as a finance lease. The Company holds five such finance leases which relate to IT equipment.

During the years 2025, 2024 and 2023 we recognized rent expenses associated with our leases as follows:

	12 months ended	12 months ended	12 months ended
	December 31,	December 31,	December 31,
USD’000	2025	2024	2023
Finance lease cost:
Amortization of right-of-use assets	37	—	—
Interest on lease liabilities	2	—	—

Operating lease cost:
Fixed rent expense	540	356	329
Variable lease cost	72	—	—
Short-term lease cost	—	—	—
Net lease cost	651	356	329
Lease cost - Cost of sales	—	—	—
Lease cost - General & administrative expenses	651	356	329
Net lease cost	651	356	329

In the years 2025 and 2024, we had the following cash and non-cash activities associated with our leases:

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2025

	As at December 31,	As at December 31,
USD’000	2025	2024
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	589	351
Financing cash flows from finance leases	39	—
Non-cash investing and financing activities:
Net lease cost	651	356
Additions to ROU assets obtained from:
New operating lease liabilities	6,312	62
New finance lease liabilities	157	—

The following table provides the details of right-of-use assets and lease liabilities as of December 31, 2025:

	As at December 31,	As at December 31,
USD’000	2025	2024
Right-of-use assets:
Operating leases	6,113	1,031
Finance leases	126	—
Total right-of-use assets	6,239	1,031
Lease liabilities:
Operating leases	6,191	943
Finance leases	129	—
Total lease liabilities	6,320	943

As at December 31, 2025, future minimum annual lease payments were as follows:

Year (USD’000)	Operating	Finance	Total
2026	915	60	975
2027	887	45	932
2028	880	29	909
2029	879	1	880
2030 and beyond	3,699	—	3,699
Total future minimum operating and finance lease payments	7,260	135	7,395
Less effects of discounting	(1,069)	(6)	(1,075)
Lease liabilities recognized	6,191	129	6,320

As of December 31, 2025 the weighted-average remaining lease term was 8.16 years for operating leases and 2.47 years for finance leases.

As leases do not provide an implicit rate, we calculated an estimate rate based upon the estimated incremental borrowing rate of the Group. The weighted average discount rate associated with operating lease as of December 31, 2025 was 3.78%. The weighted average discount rate associated with finance lease as of December 31, 2025 was 3.37%.

Note 18.Goodwill

The Group performs its annual goodwill impairment test on October 1 of each year, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Under the quantitative test, the fair value of each reporting unit is compared with its carrying amount, including goodwill. If the carrying amount exceeds the reporting unit’s fair value, an impairment charge is recognized in an amount equal to the excess, limited to the total amount of goodwill allocated to that reporting unit.

On August 4, 2025, the Group acquired 100% of IC’Alps SAS. In connection with the acquisition, goodwill of EUR 4,815,338 (USD 5,656,395 at December 31, 2025, exchange rates) was recognized as part of the purchase price allocation under ASC 805.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2025

The goodwill recognized in connection with the acquisition relates to IC’Alps, which represents the reporting unit for purposes of goodwill impairment testing and operates within the Group’s ASIC operating segment. Given the proximity of the acquisition date to the annual testing date and the absence of any events or circumstances indicating potential impairment, management performed a qualitative assessment in accordance with ASC 350 and concluded that it was not more likely than not that the fair value of the reporting unit was less than its carrying amount. After October 1, 2025, there were no impairment indicators identified triggering a new impairment test. Therefore, no impairment loss was recognized in 2025. Management also evaluated whether any indicators of impairment existed for the acquired identifiable intangible assets and other long-lived assets in accordance with ASC 360 and concluded that no triggering events requiring a recoverability test were identified.

IC’Alps’ functional currency is the Euro (EUR). Accordingly, goodwill recognized in connection with the acquisition of IC’Alps was recorded in euros and is translated into the Group’s reporting currency (USD) at each reporting date in accordance with ASC 830. Translation adjustments are recorded in accumulated other comprehensive income and do not impact net income.

	ASIC
USD’000	Segment	Total
Goodwill balance as at December 31, 2023	—	—
Goodwill acquired during the year	—	—
Impairment losses	—	—
As at December 31, 2024
Goodwill	—	—
Goodwill balance as at December 31, 2024	—	—
Goodwill acquired during the year	5,504	5,504
Currency translation adjustment	152	152
Impairment losses	—	—
As at December 31, 2025
Goodwill	5,656	5,656
Accumulated currency translation adjustment	152	152
Goodwill balance as at December 31, 2025	5,656	5,656

The assessment of goodwill impairment requires judgment, including the evaluation of qualitative factors such as operating performance, projected cash flows, industry and market conditions, and other relevant events and circumstances. Changes in these factors could result in future impairment charges.

Note 19.Available-for-sale debt securities, noncurrent

The following table summarizes the amortized cost, gross unrealized gains and losses, and fair value of our available-for-sale debt securities. Unrealized gains and losses are recorded in other comprehensive income under unrealized gain on available-for-sale debt securities.

	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Type of security	USD’000	USD’000	USD’000	USD’000	Maturity
Convertible corporate bonds	128	1	—	129	1 to 5 years
Total	128	1	—	129

As at December 31, 2025, we held one convertible bonds agreement with ColibriTD, a French Quantum-as-a-Service (QaaS) company.

Note 20.Investments in unconsolidated affiliates

WeCan Group AG

On June 27, 2025, SEALSQ acquired a 31.87% equity interest (28.33% on a fully diluted basis) in WeCan Group AG (“WeCan”), a privately held Swiss company operating a blockchain-based digital infrastructure platform, specializing in secure, decentralized data infrastructure, particularly for financial compliance purposes. WeCan’s mission is to enable both financial and non-financial institutions

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2025

to securely manage and exchange sensitive data. In 2023, WeCan launched its own blockchain and WECAN token, which is traded as a cryptocurrency and listed on the Bitstamp exchange since December 20, 2023, as well as on CoinMarketCap and Coinbase. In addition to the equity investment, the Group holds WECAN tokens associated with the WeCan ecosystem, which are accounted for separately as intangible assets and disclosed in Note 16 – Intangible assets and crypto assets.

The Group evaluated the investment under ASC 323 and concluded that it has significant influence over WeCan but does not control it. Accordingly, the investment is accounted for under the equity method of accounting. The Group’s maximum exposure to loss is limited to the carrying amount of the investment. The investment was initially recorded at cost. The total consideration transferred was USD 3,486,557, consisting of a cash consideration of USD 1,424,704, the transfer of 481,110 SEALSQ ordinary shares issued, with a fair value of USD 1,948,495, and transaction costs of USD 113,358.

For the year ended December 31, 2025, the Group recognized its proportionate share of WeCan’s net loss of USD 105,778, which is presented in Equity in earnings of unconsolidated affiliates in the consolidated income statement. The net loss primarily reflects continued investment in platform development, operating costs associated with scaling the business, and limited revenue generation consistent with WeCan’s development-stage profile.

The Group translated WeCan’s results into U.S. dollars using average exchange rates for the respective reporting periods. Prior to applying the equity method, WeCan’s financial information prepared under Swiss Code of Obligations was adjusted to conform to U.S. GAAP in accordance with ASC 323-10-35-6. As of December 31, 2025, the carrying amount of the investment was USD 3,380,779.

In accordance with ASC 323-10-35-13, the Group evaluated the difference between the cost of the investment and its proportionate share of WeCan’s net assets as of the acquisition date. The Group identified an excess of the cost of the investment over its proportionate share of WeCan’s net identifiable assets at the acquisition date. Based on the information available, no material identifiable amortizable basis differences were identified. As of December 31, 2025, this excess is included in the carrying amount of the investment. Any portion of the excess attributable to identifiable assets or liabilities would be recognized as part of the basis difference and accounted for in accordance with ASC 323. Any remaining excess represents equity method goodwill, which is not amortized but is subject to impairment evaluation.

The Group evaluates its equity method investment for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable. As of December 31, 2025, the Group concluded that no impairment was required, as no indicators of an other-than-temporary decline in value were identified.

Management evaluated the significance of WeCan under Rule 1-02(w) of Regulation S-X as of and for the year ended December 31, 2025. None of the applicable significance thresholds exceeded 10%. Accordingly, summarized financial information is not required.

Quantix Edge Security S.L.

On September 11, 2025, SEALSQ made a EUR 0.75 million capital contribution to Quantix Edge Security, S.L. (“Quantix”), a Spanish joint venture, and acquired a 5.0% ownership interest. SEALSQ determined that it does not control Quantix but has the ability to exercise significant influence. Accordingly, the investment is accounted for under the equity method of accounting. The investment was initially recorded at cost. No material basis differences requiring amortization were identified at the acquisition date.

Quantix was in a pre-operational stage as of December 31, 2025. No equity method income or loss was recognized for the year ended December 31, 2025. The carrying amount of the investment as of December 31, 2025, was USD 877,736. No impairment was identified as of December 31, 2025.

Management evaluated the significance of Quantix under Rule 1-02(w) of Regulation S-X as of and for the year ended December 31, 2025. None of the applicable thresholds exceeded 10%. Accordingly, summarized financial information is not required.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2025

Note 21.Investments in unconsolidated related party affiliates

WISeSat.Space Corp

On November 6, 2025, the Group invested USD 10.0 million in WISeSat.Space Corp (“WISeSat Corp”) and acquired 870 shares, representing an 8.08% ownership interest, while the rest of the ownership interest is held by WISeKey. SEALSQ determined that it does not control WISeSat Corp but has the ability to exercise significant influence. Accordingly, the investment is accounted for under the equity method of accounting. Also, both companies being under common control of WISeKey the investment is disclosed under investments in unconsolidated related party affiliates The investment was initially recorded at cost. No material basis differences requiring amortization were identified.

For the period from November 6, 2025, through December 31, 2025, the Group recognized equity method loss of USD 41,917. The carrying amount of the investment as of December 31, 2025, was USD 9,958,083. No impairment was identified as of December 31, 2025.

Management evaluated the significance of WISeSat Corp under Rule 1-02(w) of Regulation S-X as of and for the year ended December 31, 2025. None of the applicable thresholds exceeded 10%. Accordingly, summarized financial information is not required.

Note 22.Investment in SAFE

On December 4, 2025, the Group entered into a Simple Agreement for Future Equity (“SAFE”) with EeroQ Corporation, a privately held company, for a total investment of USD 1 million. The investment does not convey equity ownership, voting rights, or significant influence at inception.

The investment is measured at cost, less impairment, as it does not have a readily determinable fair value. The Group evaluates the investment for impairment and observable price changes in orderly transactions for identical or similar investments at each reporting date.

Note 23.Other noncurrent assets

Other noncurrent assets consisted of noncurrent deposits. Deposits are primarily made up of rental deposits on the premises rented by the Group.

Note 24.Accounts payable

The accounts payable balance consisted of the following:

	As at December 31,	As at December 31,
USD’000	2025	2024
Trade creditors	4,893	3,443
Accounts payable to shareholders	1,563	1,716
Accounts payable to Board Members	632	1,387
Accounts payable to other related parties	617	673
Accounts payable to underwriters, promoters, and employees	2,856	901
Other accounts payable	6,257	1,953
Total accounts payable	16,818	10,073

As at December 31, 2025, accounts payable to Board Members are made up of:

-	a balance of USD 614,335 payable to Carlos Moreira in relation to accrued bonus and social charges thereon (see Note 42 for detail),
-	a balance of USD 3,848 payable to John O’Hara in relation to a tax refund.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2025

-	a balance of USD 14,062 payable to David Fergusson for the refund of social charges that were erroneously deducted from his director’s fee.

Accounts payable to other related parties are made up of:

-	a balance of USD 347,396 payable to WISeCoin AG in relation to interest and an outstanding loan (see Notes 28 and 42 for detail), and
-	a balance of USD 269,371 payable to WISeKey SA in relation to recharge of insurance and employee costs (see Note 42 for detail).

Accounts payable to shareholders consist of short-term payables due to WISeKey in relation to the recharge of management services (see Notes 28 and 42 for detail).

Accounts payable to underwriters, promoters and employees consist primarily of payable balances to employees in relation to holidays, bonus and 13th month accruals across the Group.

Other accounts payable are mostly accruals of social charges in relation to the accrued liability to employees, accruals in relation to non-trade creditors such as various professional fees, and amounts due to suppliers of licenses in line with agreed payment terms.

Note 25.Notes payable

Notes payable consisted of the following:

	As at December 31,	As at December 31,
USD’000	2025	2024
Short-term loan	689	1,819
Short-term loan from shareholders	—	—
Short-term loan from other related parties	—	3,009
Total notes payable	689	4,828

As at December 31, 2025, the short-term loan consisted of the current portion of long-term borrowings. For further information regarding repayment terms and interest rates, refer to Note 27.

In November 2022, SEALSQ entered into a loan agreement with a third-party client to borrow funds for the purpose of increasing their production capacity. Under the terms of the Agreement, the client lent to SEALSQ a total of USD 2 million. The loan did not bear any interest and there were no fees or costs attributed to the loan. At inception in November 2022, a debt discount totaling USD 511,128 was booked to additional paid-in capital. The Group repaid the full balance of the loan and recorded a debt discount amortization expense of USD 181,057 in the year 2025.

Note 26.Other current liabilities

Other current liabilities consisted of the following:

	As at December 31,	As at December 31,
USD’000	2025	2024
Customer contract liability, current	1,600	83
Stamp duty liability	5,659	1,376
Other tax payable	1,191	200
Stock-based compensation liability, current	1,538	—
Total other current liabilities	9,988	1,659

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2025

Note 27.Bonds, mortgages and other long-term debt

All borrowings as at December 31, 2025, relate to IC’Alps. Debt is classified as current or noncurrent based on contractual maturities as of December 31, 2025. Interest expense is recognized using the effective interest method in accordance with ASC 835-30.

Debt consisted of the following (in EUR and USD):

	EUR’000	USD’000
Recoverable advances – Bpifrance (Innovation and BELICIM)	325	382
PGE loans (CIC, Bpifrance, BNP)	335	394
Bpifrance Innovation Loan	343	403
Bpifrance Innovation R&D Loan	425	499
Total debt	1,429	1,678
Less: current portion	(586)	(689)
Noncurrent portion	842	989

The aggregate contractual principal maturities of debt as of December 31, 2025, are presented below. Amounts represent contractual principal repayments and exclude interest.

Contractual maturities of debt
Year	USD’000
2026	689
2027	405
2028	360
2029	204
2030 and thereafter	20
Total debt	1,678

PGE loan – CIC Lyonnaise de Banque

On May 12, 2020, CIC Lyonnaise de Banque granted IC’Alps a state-guaranteed cash-flow loan (“PGE”) in the amount of EUR 600,000 as part of the French government’s COVID-19 economic support measures. Following an amendment effective May 15, 2021, IC’Alps rescheduled repayment over a 60-month period and became liable for interest at a fixed rate of 0.70% per annum on the outstanding principal (together with guarantee fees).

As the loan was granted at market terms and transaction costs were immaterial, interest expense is recognized at the stated contractual rate. As at December 31, 2025, IC’Alps owed CIC Lyonnaise de Banque current debt in an aggregate amount of EUR 63,287 (USD 74,340). From August 4, 2025 through December 31, 2025, IC’Alps recorded interest expense of EUR 295 (USD 344).

Recoverable advance from Bpifrance (“Avance Innovation”)

On July 3, 2018, Bpifrance Financement granted IC’Alps an interest-free repayable advance (“Avance Innovation”) in the amount of EUR 652,000 to support the development of analog and digital components for ultrasonic solutions. The advance was disbursed in three installments (subject to conditions) and is repayable in 20 equal quarterly installments beginning December 31, 2021, and ending September 30, 2026.

As the advance is interest-free, it was initially measured at fair value. Interest expense is recognized subsequently using the effective interest method at an effective interest rate of 4.18% per annum. The difference between the fair value at initial recognition and the cash proceeds received was recognized as deferred income (grant component) and is recognized in income over the related period.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2025

As at December 31, 2025, IC’Alps owed Bpifrance Financement current debt in an aggregate amount of EUR 94,466 (USD 110,966). The current portion of deferred grant income was EUR 3,334 (USD 3,916); accordingly, the carrying value of the current debt was EUR 91,132 (USD 107,050). From August 4, 2025, through December 31, 2025, IC’Alps recorded effective interest expense of EUR 2,960 (USD 3,451).

BELICIM project – Bpifrance grant and recoverable advance agreement

On February 28, 2020, IC’Alps entered into a multi-party aid agreement with Bpifrance Financement under the PSPC-Régions Call for Projects (BELICIM). The aid available to IC’Alps under the program was structured as (i) a recoverable advance and (ii) a grant component.

The recoverable advance is repayable in four annual installments starting December 31, 2024, unless the project is declared a technico-economic failure. The recoverable advance was initially measured at fair value and interest expense is recognized subsequently over the repayment period using the effective interest method at an effective interest rate of 0.94% per annum.

As at December 31, 2025, IC’Alps owed Bpifrance Financement noncurrent debt in an aggregate amount of EUR 167,222 (USD 196,430) and current debt in an aggregate amount of EUR 61,253 (USD 71,952). From August 4, 2025, through December 31, 2025, IC’Alps recorded effective interest expense of EUR 1,296 (USD 1,511).

PGE Soutien Innovation loan – Bpifrance

On June 15, 2020, Bpifrance Financement granted IC’Alps a state-guaranteed cash-flow loan (PGE Soutien Innovation) in the amount of EUR 600,000 as part of the French government’s COVID-19 economic support measures. Following an amendment effective June 15, 2021, the repayment of principal and interest was rescheduled over 20 quarterly installments. Under the amended terms, interest accrues at a fixed rate of 3.35% per annum on the outstanding principal.

As the loan was granted at market terms and no transaction costs were incurred, interest expense is recognized at the stated contractual rate. As at December 31, 2025, IC’Alps owed Bpifrance Financement current debt in an aggregate amount of EUR 75,000 (USD 88,100). From August 4, 2025 through December 31, 2025, IC’Alps recorded interest expense of EUR 2,827 (USD 3,296).

PGE loan – BNP Paribas

On June 14, 2022, BNP Paribas granted IC’Alps a state-guaranteed business loan in the amount of EUR 300,000 as part of the French government’s COVID-19 economic support measures. Following an amendment effective June 13, 2023, repayment of principal, interest and guarantee fees was rescheduled over a 60-month period. Under the amended terms, interest accrues at a fixed rate of 3.75% per annum on the outstanding principal.

As the loan was granted at market terms and transaction costs were immaterial, interest expense is recognized at the stated contractual rate. As at December 31, 2025, IC’Alps owed BNP Paribas noncurrent debt in an aggregate amount of EUR 76,542 (USD 89,911) and current debt in an aggregate amount of EUR 120,333 (USD 141,339). From August 4, 2025, through December 31, 2025, IC’Alps recorded interest expense of EUR 3,368 (USD 3,927).

Bpifrance Innovation Loan

On June 30, 2022, Bpifrance Financement granted IC’Alps a business loan in the amount of EUR 500,000 to support the financing of intangible expenses related to the industrial and commercial launch of an innovation. The loan is repayable over a seven-year period ending June 30, 2029, and bears a fixed interest rate of 4.29% per annum. A processing fee was withheld from the proceeds at issuance.

The loan was initially measured at fair value, and interest expense is recognized subsequently using the effective interest method at an effective interest rate of 5.25% per annum.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2025

As at December 31, 2025, IC’Alps owed Bpifrance Financement noncurrent debt in an aggregate amount of EUR 271,255 (USD 318,633) and current debt in an aggregate amount of EUR 72,050 (USD 84,635). From August 4, 2025, through December 31, 2025, IC’Alps recorded effective interest expense of EUR 10,618 (USD 12,381).

Bpifrance Innovation – Research & Development Loan Agreement

On June 30, 2022, Bpifrance Financement granted IC’Alps an Innovation – Research & Development Loan in the amount of EUR 500,000 to support an R&D program focused on optimizing the energy consumption of integrated circuits. The loan is repayable over 31 quarters with the final installment scheduled for March 31, 2030, and bears a fixed interest rate of 2.06% per annum. A processing fee was withheld from the proceeds at issuance.

As the loan was granted at market terms and transaction costs were immaterial, interest expense is recognized at the stated contractual rate.

As at December 31, 2025, IC’Alps owed Bpifrance Financement noncurrent debt in an aggregate amount of EUR 325,000 (USD 381,765) and current debt in an aggregate amount of EUR 100,000 (USD 117,466). From August 4, 2025, through December 31, 2025, IC’Alps recorded interest expense of EUR 4,764 (USD 5,555).

Note 28.Indebtedness to related parties

On April 1, 2019, the SEALSQ Group entered into a loan agreement with WISeCoin AG an affiliate of WISeKey, pursuant to which WISeCoin AG commits to loan EUR 250,000 to the SEALSQ Group, at an interest rate of 3% per annum, amended to 2.5% on November 3, 2022. (the “WISeCoin Euro Loan”) The loan has no maturity date.

On October 1, 2019, the SEALSQ Group entered into a loan agreement with WISeCoin AG pursuant to which WISeCoin AG commits to loan USD 2,750,000 to the SEALSQ Group, at an interest rate of 3% per annum, amended to 2.5% on November 3, 2022 (the “WISeCoin USD Loan”). The loan has no maturity date.

On April 1, 2021, the Group entered into a Debt Remission Agreement (the “Debt Remission”) with WISeKey pursuant to which an outstanding amount of EUR 5 million (USD 5,871,714 at historical rate) owed to WISeKey was remitted without any compensation from the Group. Per the terms of the Debt Remission, WISeKey had the right to reinstate the debt and ask for repayment in fiscal years when SEALSQ France SAS achieved a positive income before income tax expense. As such, because of the repayment clause, the loan amount covered by the Debt Remission was shown as noncurrent liabilities included in the line Indebtedness to related parties, noncurrent. On December 20, 2023, the Group and WISeKey entered into an agreement to write off EUR 2 million (USD 2,191,282 at historical rate) of the outstanding Debt Remission amount and in the year 2025 the remaining debt of EUR 3 million (USD 3,519,346 at historical rate) was repaid by SEALSQ.

All entities in the SEALSQ Group are subject to management fees from and to WISeKey and WISeKey’s affiliates. Where the payment terms have been defined, the classification between current and noncurrent follows the payment terms, however, where there is no set payment date for these fees, they have been classified as current.

As at December 31, 2024, the Group owed WISeKey a noncurrent debt in an amount of USD 3,105,300 corresponding to the remaining loan under the Debt Remission, and current loans of USD 3,008,775 made up of the WISeCoin USD Loan, the WISeCoin Euro Loan, and the interest thereof. In the year ended December 31, 2024, an aggregate effective interest expense of USD 82,493 was recorded in the income statement.

As at December 31, 2024, the Group also held an accounts payable balance of USD 2,388,441 with WISeKey and WISeKey’s affiliates in relation to interest on outstanding loans and the recharge of management services.

In 2025, the Group repaid in full the outstanding EUR 3 million Debt Remission as well as the WISeCoin USD Loan principal in an amount of USD 2,750,000 and interest thereon of USD 403,420. The WISeCoin Euro Loan and interest thereon remain outstanding and classified as current, for a total amount of USD 305,700 as at December 31, 2025.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2025

As at December 31, 2025, the Group owed WISeKey a total of USD 2,180,054 in current payables corresponding to the WISeCoin Euro Loan, unpaid interest and management fees, and had a current receivable of USD 8,656,171 with WISeKey and its affiliates corresponding to management fees and advances.

Note 29.Employee benefit plans

Defined benefit post-retirement plan

The Group maintains three pension plans: one maintained by SEALSQ Corp covering its employees in Switzerland, one maintained by SEALSQ France SAS and one maintained by IC’Alps SAS, both covering their employees in France.

All plans are considered defined benefit plans and accounted for in accordance with ASC 715 Compensation – Retirement Benefits. This model allocates pension costs over the service period of employees in the plan. The underlying principle is that employees render services ratably over this period, and therefore, the income statement effects of pensions should follow a similar pattern. ASC 715 requires recognition of the funded status or difference between the fair value of plan assets and the projected benefit obligations of the pension plan on the balance sheet, with a corresponding adjustment recorded in the net loss. If the projected benefit obligation exceeds the fair value of the plan assets, then that difference or unfunded status represents the pension liability.

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

The defined benefit pension plan maintained by SEALSQ France SAS and IC’Alps SAS, and their obligations to employees in terms of retirement benefits, is limited to a lump sum payment based on remuneration and length of service, determined for each employee. The plan is not funded, which means that there are no plan assets.

The liabilities and annual income or expense of the pension plan are determined using methodologies that involve several actuarial assumptions, the most significant of which is the discount rate.

Personnel Costs	As at December 31,	As at December 31,	As at December 31,
USD’000	2025	2024	2023
Wages and Salaries	18,609	5,830	6,214
Social security contributions	6,343	2,612	2,319
Net service costs	665	33	38
Total	25,617	8,475	8,571

The pension liability calculated as at December 31, 2025, is based on annual personnel costs and assumptions as of December 31, 2025.

	As at December 31,	As at December 31,	As at December 31,	As at December 31,
Assumptions	2025	2025	2024	2023
	France	Switzerland	France	France
Discount rate	3.40%	1.16%	3.10%	3.05%
Expected rate of return on plan assets	n/a	3.33%	n/a	n/a
Salary increases	3%	2.50%	3%	3%

For SEALSQ Corp’s funded plan, the expected long-term rate of return on assets is based on the pension fund’s asset allocation.

All of the assets are held under the collective contract by the plan’s re-insurer company and are invested in a mix of Swiss and International bond and equity securities. In line with ASC 820’s three-tier fair value hierarchy, pension assets belong to the fair value level 2.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2025

As at December 31, 2025 and 2024, the Group’s accumulated benefit obligation amounted to, respectively, USD 2,162,000 and USD 463,381.

Reconciliation to Balance Sheet start of year
USD’000
Fiscal year	2025	2024	2023

Projected benefit obligation	463	426	396
Surplus / deficit	463	426	396

Opening balance sheet asset / provision (funded status)	463	426	396

Reconciliation of benefit obligation during the year
Projected benefit obligation at start of year	463	426	396
Net service cost	250	34	38
Interest expense	95	13	14
Plan participant contributions	84	—	—
Net benefits paid to participants	244	(7)	(22)
Actuarial losses / (gains)	(133)	26	(11)
Acquisitions	6,994	—	—
Currency translation adjustment	1,107	(29)	11
Projected benefit obligation at end of year	9,104	463	426

Reconciliation of plan assets during the year
Fair value of plan assets at start of year	—	—	—
Employer contributions paid over the year	(153)	—	—
Plan participant contributions	(84)	—	—
Net benefits paid to participants	(244)	—	—
Expected return on plan assets	(186)	—	—
Actuarial losses / (gains)	14
Acquisitions	(5,465)	—	—
Currency translation adjustment	(824)	—	—
Fair value of plan assets at end of year	(6,942)	—	—

Reconciliation to balance sheet end of year
Fair value of plan assets	(6,942)	—	—
Defined benefit obligation - funded plans	9,104	463	426
Surplus/deficit	2,162	463	426

Closing balance sheet asset / provision (funded status)	2,162	463	426

Amounts recognized in accumulated other comprehensive income / (loss)
Net loss / (gain)	1,434	(335)	(385)
Deficit	1,434	(335)	(385)

Estimated amount to be amortized from accumulated other comprehensive income / (loss) into NPBC over next fiscal year
Net loss / (gain)	384	52	47

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2025

Movement in Funded Status
USD’000
Fiscal year	2025	2024	2023

Opening balance sheet liability / (funded status)	463	426	396

Net service cost	250	34	38
Interest cost / (credit)	95	13	14
Expected return on plan assets	(186)	—	—
Amortization of net (gain) / loss	70	—	—
Amortization of prior service cost / (credit)	(72)	—	—
Settlement / curtailment cost / (credit)	—	—	—
Currency translation adjustment	(1)	—	—
Total net periodic benefit cost / (credit)	156	47	52

Actuarial (gain) / loss on liabilities	(133)	26	(11)
Actuarial (gain) / loss on assets	15
Amortization of net (gain) / loss	(70)
Amortization of prior service cost / (credit)	72
Currency translation adjustment	1
Total (gain) / loss recognized via OCI	(115)	26	(11)

Employer contributions paid in the year & Cashflow required to pay benefit payments	(153)	(7)	(22)
Total cashflow	(153)	(7)	(22)

Acquisitions	1,530	—	—
Currency translation adjustment	281	(29)	11
Closing balance sheet liability / (funded status)	2,162	463	426

Reconciliation of Net gain / loss
Amount at beginning of year	(335)	(385)	(364)
Liability (gain) / loss	(118)	26	(11)
Amortization of net (gain) / loss	(70)
Acquisitions	1,754	—	—
Currency translation adjustment	203	24	(10)
Amount as at December 31,	1,434	(335)	(385)

The table below shows the breakdown of expected future contributions payable to the Plan:

Period
USD’000	Switzerland	France
2026	2,229	94
2027	288	59
2028	268	59
2029	258	14
2030	239	196
2031 to 2035	1,244	862

There are no plan assets expected to be returned to the employer during the 12-month period following December 31, 2025.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2025

Note 30.Commitments and contingencies

Lease commitments

The future payments due under leases are shown in Note 17.

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

Warranties

ASIC Design

The Company provides a standard three to six-month assurance-type warranty from the date of delivery for all contracts to provide prototypes during the development phase or pre-series chips during the industrialization phase. During this six-month period, the customer has the right to request the Group to initiate a diagnostic process in the event the circuit does not function in line with its specification. The cost of the diagnostic process is borne by the customer if the circuit is found to be faultless (excluding all the IPs / sub-blocks coming from third parties, and except if the customer made any modification) or if the customer cancels the diagnostic process midway. The warranty is considered an assurance-type warranty as it only covers the circuit’s compliance with agreed-upon specifications. As such, no liability has been recognized for potential warranty claims, as the Group cannot reasonably estimate the likelihood or amount of future payments under this warranty.

ASIC Production:

For ASICs sold as processed, unpackaged semiconductor chips, or processed wafers, the Group provides a standard assurance-type warranty valid for 24 months from the date of delivery. Under the warranty terms, the Group may replace the product or issue a credit note or provide a rebate on the purchase price, for any ASICs that do not conform to the agreed specifications. The warranty excludes damage not attributable to the Group, such as that resulting from improper storage or usage by the customer. During the warranty period, customers may request the Group to initiate a diagnostic defects process to assess potential defects. If the circuit is found to be faultless or if the diagnostic process is cancelled midway, the customer bears the cost of the diagnostic process. The cost of any redesign outside the warranty scope, or support provided outside the warranty period, is chargeable to the customer at cost or based on agreed rates. In accordance with ASC 460, this warranty is classified as an assurance-type warranty, as it solely covers compliance of the delivered ASICs with contractual specifications. No liability has been recognized for potential warranty claims, as the Group cannot reasonably estimate the likelihood or amount of future payments under this warranty.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2025

Note 31.Stockholders’ equity

Stockholders’ equity consisted of the following:

	As at December 31, 2025		As at December 31, 2024
Share Capital	Ordinary shares	F shares	Ordinary shares	F shares
Par value per share	USD 0.01	USD 0.05	USD 0.01	USD 0.05
Share capital (in USD)	1,915,251	74,990	1,000,395	74,985

Total number of authorized shares	500,000,000	10,000,000	200,000,000	10,000,000
Total number of fully paid-in issued shares	191,525,129	1,499,800	100,039,519	1,499,700
Total number of fully paid-in outstanding shares	191,525,129	1,499,800	100,039,519	1,499,700
Total share capital (in USD)	1,990,241		1,075,380

Ordinary Shares

Each ordinary share confers upon the shareholder the following rights: the right to attend any meeting of shareholders; the right to one vote per ordinary share on any resolution of shareholders as against each other ordinary share but, as a class, the ordinary shares shall retain 50.01% of SEALSQ’s voting power; the right to an equal share in any dividend paid by the Company against each other ordinary share, which shall be one fifth of any amount paid by SEALSQ against each F share but shall not rank in preference or be subordinate to any other share; the right to an equal share in the distribution of the surplus assets of SEALSQ against each other ordinary share, which shall be one fifth of any amount paid by SEALSQ against each F share but shall not rank in preference to any other share; and such other rights and entitlements as may be specified in the articles of association.

F Shares

Each F share confers upon the shareholder the following rights: the right to attend any meeting of shareholders; a number of votes per F share, on any matter that is submitted to a vote of shareholders, that would cause the total votes of all F shares to equal 49.99% of the voting power of all shares (or, if the applicable voting standard is “a majority of the shares present in person or represented by proxy and entitled to vote on such matter”, 49.999999% of the voting power of shares present in person or represented by proxy and entitled to vote on such matter); the right to an equal share in any dividend paid by SEALSQ against each other F share, which shall be five times greater than any amount paid by SEALSQ against each ordinary share but which shall not rank in preference to any other share; and the right to an equal share in the distribution of the surplus assets of SEALSQ against each other F share, which shall be five times greater than any amount paid by SEALSQ against each ordinary share but which shall not rank in preference to any other share.

The F shares are subject to mandatory and automatic redemption, in the event of a change of control (being the acquisition by any person or entity, alone or jointly, of more than 50% of the voting rights of any F shareholder which is a corporate entity), as determined by SEALSQ’s board of directors, in exchange for the issuance of new ordinary shares at a ratio of five (5) ordinary shares for each one (1) F share redeemed. The F shares are non-transferable.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2025

Equity transactions

Share Purchase Agreements with Several Institutional Investors signed in May 2025

On May 5, 2025, the Group entered into a Securities Purchase Agreement (the “May 2025 SPA”) with several institutional investors in connection with a registered direct offering. Pursuant to the May 2025 SPA, the Group agreed to sell and issue 10 million ordinary shares of SEALSQ for a total subscription price of USD 20 million. The May 2025 SPA was assessed as a stock instrument and the proceeds, net of stock issuance costs of USD 1,574,982, were credited to the Common stock - Ordinary shares account in the amount of the aggregate par value with the excess credited to additional paid-in capital (“APIC”).

At-the-Market Facility

On May 19, 2025, SEALSQ entered into an at-the-market (“ATM”) equity offering program pursuant to which it may offer and sell ordinary shares having an aggregate offering price of up to USD 100 million from time to time through a designated sales agent.

In the year ended December 31, 2025, the Group sold 15,450,000 ordinary shares under the ATM program at an average price of USD 4.60 per share, generating gross proceeds of USD 71,066,307. The Group paid commissions and offering expenses of USD 2,475,077, resulting in net proceeds of USD 68,591,229. As at December 31, 2025, approximately USD 28.9 million of the ATM facility remained available for future sales.

Share Purchase Agreement with Several Institutional Investors signed in July 2025

On July 14, 2025, the Group entered into a Securities Purchase Agreement (the “July 2025 SPA”) with several institutional investors in connection with a registered direct offering led by Heights Capital Management, Inc. Pursuant to the July 2025 SPA, the Group agreed to sell and issue 15 million ordinary shares together with Class A ordinary share purchase warrants to purchase up to 15 million ordinary shares (the “Class A Warrants”) and Class B ordinary share purchase warrants to purchase up to 15 million ordinary shares (the “Class B Warrants” and, together with the Class A Warrants, the “Warrants”), for a subscription price of USD 60.0 million, with each ordinary share sold in the offering accompanied by one Class A Warrant and one Class B Warrant.

The Class A Warrants and Class B Warrants are immediately exercisable, have an exercise price of USD 4.60 per ordinary share, and expire seven years from the date of issuance. Each Warrant is exercisable for one ordinary share.

The ordinary shares and warrants issued in connection with the July 2025 SPA were assessed as equity instruments and recorded within stockholders’ equity in accordance with ASC 480 and ASC 815. The gross proceeds from the transaction were allocated between the ordinary shares issued and the Warrants based on their relative fair values at the issuance date, with the amounts allocated to ordinary shares recorded in the Common stock - Ordinary shares at par value and the excess credited to APIC, and the amounts allocated to the Warrants recorded in APIC. The fair value of the ordinary shares issued was determined based on the quoted market price on the issuance date and the fair value of the Warrants was estimated using a Black-Scholes option pricing model.

Issuance costs directly attributable to the transaction of USD 4,424,679 were recorded as a reduction of stockholders’ equity and allocated to the ordinary shares and the Warrants on the same relative fair value basis.

Share Purchase Agreement with Several Institutional Investors signed in October 2025

On October 15, 2025, the Group entered into a Securities Purchase Agreement (the “October 2025 SPA”) with several institutional investors in connection with a registered direct offering and a concurrent private placement led by Heights Capital Management, Inc. Pursuant to the October 2025 SPA, the Group agreed to sell and issue (i) 12,640,000 ordinary shares in the registered direct offering and (ii) in the concurrent private placement, pre-funded ordinary share purchase warrants to purchase up to 14,026,666 ordinary shares (the “Pre-funded Warrants”) together with Class D ordinary share purchase warrants to purchase up to 53,333,332 ordinary shares (the “Class D Warrants” and, together with the Pre-funded Warrants, the “Private Warrants”), for aggregate gross proceeds of USD 200 million.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2025

Each Pre-funded Warrant is exercisable for one ordinary share at an exercise price of USD 0.0001 per share and is immediately exercisable until exercised in full. The Class D Warrants are immediately exercisable, have an exercise price of USD 9.25 per ordinary share, and expire seven years from the date of issuance. Each Class D Warrant is exercisable for one ordinary share.

The ordinary shares, Pre-funded Warrants, and Class D Warrants issued in connection with the October 2025 SPA were assessed as equity instruments and recorded within stockholders’ equity in accordance with ASC 480 and ASC 815. The gross proceeds from the transaction were allocated among the ordinary shares and Private Warrants based on their relative fair values at the issuance date, with the amounts allocated to ordinary shares recorded in the Common stock - Ordinary shares at par value and the excess credited to APIC, and the amounts allocated to the Private Warrants recorded in APIC. The fair value of the ordinary shares was determined based on the quoted market price on the issuance date and the fair value of the Private Warrants was estimated using a Black-Scholes option pricing model.

Issuance costs directly attributable to the transaction of USD 12,291,832 were recorded as a reduction of stockholders’ equity and allocated to the ordinary shares and the Private Warrants on the same relative fair value basis.

Inducement Offer to Exercise Existing Ordinary Share Purchase Warrants

On October 5, 2025, the Group entered into a Warrant Inducement Agreement with certain institutional investors under which all outstanding Class A Warrants issued in connection with the July 2025 SPA were exercised or exchanged in full at an exercise price of USD 4.60 per ordinary share, resulting in gross proceeds of USD 69.0 million. In limited circumstances, certain investors elected to receive pre-funded warrants in lieu of ordinary shares upon exercise to comply with applicable beneficial ownership limitations.

In consideration for the early exercise of the Class A Warrants, the Group issued Class C ordinary share purchase warrants to purchase up to an aggregate of 26,250,000 ordinary shares (the “Class C Warrants”). The Class C Warrants are immediately exercisable, have an exercise price of USD 5.10 per ordinary share, and expire seven years from the date of issuance.

In line with ASC 815, the transaction was evaluated as a modification of the terms of freestanding equity-classified written call options that remained equity classified after the modification. The additional consideration provided in the form of Class C Warrants was determined to represent an inducement to accelerate the exercise of the Class A Warrants. Accordingly, the incremental fair value of the Class C Warrants, measured as of the inducement date, was recognized as an equity issuance cost and recorded as a reduction of APIC. The newly issued Class C Warrants were assessed as equity instruments and recorded within stockholders’ equity in accordance with ASC 480 and ASC 815. The issuance of pre-funded warrants in lieu of ordinary shares did not affect the accounting treatment or measurement of the inducement transaction.

Transaction costs of USD 3,583,183 incurred in connection with the Class A warrant exercise and related inducement transaction were recorded as equity issuance costs and recognized as a reduction of stockholders’ equity.

Warrant exercise

During the year ended December 31, 2025, SEALSQ issued a total of 35,496,048 ordinary shares to certain institutional investors upon the exercise of warrants and pre-funded warrants, resulting in gross proceeds of USD 56,839,132. The warrants and pre-funded warrants were issued in connection with a financing facility executed in 2023 and the above-mentioned agreements. We note that the issuance includes the exercise of 2 million Class B Warrants resulting in gross proceeds of USD 9.2 million. The exercised warrants were equity-classified and settled in shares, and accordingly, the proceeds were credited to the Common stock - Ordinary shares account in the amount of the aggregate par value with the excess credited to APIC.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2025

Note 32.Accumulated other comprehensive income, net of tax

USD’000
Accumulated other comprehensive income as at December 31, 2023			784
Total net foreign currency translation adjustments	—
Total defined benefit pension adjustment	(27)
Total other comprehensive income / (loss), net			(27)
Accumulated other comprehensive income as at December 31, 2024		(a)	758
Total net foreign currency translation adjustments	(39)
Total unrealized gain on available-for-sale debt securities	25
Total defined benefit pension adjustment	108
Total other comprehensive income / (loss), net			94
Accumulated other comprehensive income as at December 31, 2025			852

(a) rounded

There is no income tax expense or benefit allocated to other comprehensive income.

Note 33.Revenue

Nature of goods and services

The Group generates revenues from the sale of semiconductors secure chips and from Digital Certificates, Software as a Service, Software license and Post-Contract Customer Support (PCS) for cybersecurity applications. Products and services are sold principally separately but may also be sold in bundled packages.

The group also generates revenues by delivering custom ASIC (Application-Specific Integrated Circuit) design and development services during the pre-production phase, and by supplying manufactured ASIC chips during the production phase. These services and products are typically contracted separately but may also be bundled across multiple phases of the ASIC lifecycle.

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

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2025

The following is a description of the principal activities from which the Group generates its revenue across all reportable segments.

Product and services	Nature, timing of satisfaction of performance obligations and significant payment terms
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

ASIC Design

The services provided are structured into Work Packages (WPs), each representing a separate performance obligation. These could include services associated with the specification/ pre-study, design, prototyping or industrialization. Revenue is recognized over time using the cost-incurred method, as customers control the asset during development and the Group has a right to payment for performance to date. Payments are made progressively based on milestones and deliverables.

ASIC Production

Each purchase order for ASIC chips represents a distinct performance obligation to provide the specified quantity and type of chips. Revenue is recognized at a point in time, specifically, when control of the chip transfers to the customer upon delivery. The Company acts as principal, managing the full production process including subcontractor coordination, quality assurance, and logistics. Customers typically pay upon delivery.

Disaggregation of revenue

The following table shows the Group’s revenues disaggregated by product or service type:

Disaggregation of revenue	Typical	At one point in time			Over time			Total
USD’000	payment	2025	2024	2023	2025	2024	2023	2025	2024	2023
Semiconductors Segment
Secure chips	Upon delivery	14,329	10,937	30,044	—	—	—	14,329	10,937	30,044
Certificates	Upon issuance	298	39	14	24	5	—	322	44	14
Total Semiconductors Segment		14,627	10,976	30,058	24	5	—	14,651	10,981	30,058
ASIC Segment
ASIC Design	Milestone based	—	—	—	3,522	—	—	3,522	—	—
ASIC Production	Upon delivery	79	—	—	—	—	—	79	—	—
Total ASIC Segment		79	—	—	3,522	—	—	3,601	—	—
Total Revenue		14,706	10,976	30,058	3,546	5	—	18,252	10,981	30,058

For the years ended December 31, 2025 and 2024, the Group recorded no revenues related to performance obligations satisfied in prior periods.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2025

The following table shows the Group’s revenues disaggregated by geography, based on our customers’ billing addresses:

Net sales by region	12 months ended December 31,
USD’000	2025	2024	2023
Semiconductors Segment
Europe, Middle East and Africa	2,230	1,839	9,985
North America	9,147	7,500	16,531
Asia Pacific	3,180	1,642	3,466
Latin America	94	—	76
Total Semiconductors Segment revenue	14,651	10,981	30,058
ASIC Segment
Europe, Middle East and Africa	2,214	—	—
North America	1,340	—	—
Asia Pacific	47	—	—
Total ASIC Segment revenue	3,601	—	—
Total net sales	18,252	10,981	30,058

Contract assets, deferred revenue and contract liability

Our contract assets, deferred revenue and contract liability consist of:

	As at December 31,	As at December 31,
USD’000	2025	2024
Trade accounts receivable
Trade accounts receivable – Semiconductors Segment	3,283	3,645
Trade accounts receivable – ASIC Segment	986	—
Total trade accounts receivable, net of allowance for credit losses	4,269	3,645
Contract assets – ASIC Segment	451	—
Total contract assets	451	—
Customer contract liabilities – Semiconductors Segment	4	83
Customer contract liabilities – ASIC Segment	1,596	—
Total customer contract liabilities - current	1,600	83
Deferred revenue
Deferred revenue – Semiconductors Segment	21	5
Deferred revenue – ASIC Segment	4	—
Total deferred revenue	25	5
Revenue recognized in the period from amounts included in the deferred revenue at the beginning of the period	5	—

Increases or decreases in trade accounts receivable, contract assets, deferred revenue and contract liabilities are primarily due to normal timing differences between our performance and customer payments.

Remaining performance obligations

As of December 31, 2025, approximately USD 399,000 is expected to be recognized from remaining performance obligations for contracts. We expect to recognize revenue for these remaining performance obligations in 2026.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2025

Note 34.Other operating income

The other operating income relates to:

-	services provided to WISeKey in an amount of USD 2,331,957 (see Note 42 for detail) and,
-	services provided to SEALCOIN AG in an amount of USD 208,890 (see Note 42 for detail),
-	the release of unused provisions in an aggregate amount of USD 65,793.

Note 35.Stock-based compensation

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

In the 12 months to December 31, 2025, the Group granted a total of 3,042,652 options exercisable in ordinary shares to employees, board members and advisors.

The options granted consisted of:

-	3,041,452 options with immediate vesting granted to employees, Board members and advisors, 2,569,953 of which had been exercised as of December 31, 2025; and
-	1,200 options exercisable in ordinary shares to an employee, not yet vested as of December 31, 2025.

The options granted were valued at grant date using the Black-Scholes model.

There was no grant of options on F shares under the ESOP in the year ended December 31, 2025.

Stock option charge to the income statement

The Group calculates the fair value of options granted by applying the Black-Scholes option pricing model. Expected volatility was based on historical volatility of SEALSQ’s ordinary shares in 2025 and 2024, and on historical share price volatility of other companies in the same industry and of a similar size for prior periods.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2025

In the year ended December 31, 2025, a total charge of USD 11,260,701 for options granted to Board members, employees and advisors was recognized in the consolidated income statement calculated by applying the Black-Scholes model at grant, in relation to options.

The following assumptions were used to calculate the compensation expense and the calculated fair value of stock options granted:

	December 31,	December 31,	December 31,
Assumption	2025	2024	2023
Dividend yield	None	None	None
Risk-free interest rate used (average)	1.00%	1.00%	1.00%
Expected market price volatility	175.40 - 183.25%	65.31 - 140.47%	73.19%
Average remaining expected life of stock options on F shares (years)	—	—	6.19
Average remaining expected life of stock options on ordinary shares (years)	5.33	6.53	n/a

The following tables illustrates the development of the Group’s non-vested options for the years ended December 31, 2025 and 2024.

	Options on ordinary shares
	Number of shares	Weighted-average grant
Non-vested options	under options	date fair value (USD)
Non-vested options as at December 31, 2023	—	—
Granted	245,165	0.61
Vested	245,165	0.61
Non-vested forfeited or cancelled	—	—
Non-vested options as at December 31, 2024	—	—
Granted	3,042,652	2.94
Vested	3,041,452	2.93
Non-vested forfeited or cancelled	—	—
Non-vested options as at December 31, 2025	1,200	4.29

Options on F shares
	Number of shares	Weighted-average grant
Non-vested options	under options	date fair value (USD)
Non-vested options as at December 31, 2023	—	—
Granted	23	2.35
Vested	23	2.35
Non-vested forfeited or cancelled	—	—
Non-vested options as at December 31, 2024	—	—
Granted	—	—
Vested	—	—
Non-vested forfeited or cancelled	—	—
Non-vested options as at December 31, 2025	—	—

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2025

The following tables summarize the Group’s stock option activity for the years ended December 31, 2025 and 2024.

			Weighted average
		Weighted-average	remaining	Aggregate
	Ordinary shares	exercise price	contractual term	intrinsic value
Options on ordinary shares	under options	(USD)	(in years)	(USD)
Outstanding as at December 31, 2023	—	—	—	—
Of which vested	—	—	—	—
Granted	245,165	0.01	—	—
Outstanding as at December 31, 2024	245,165	0.01	6.65	1,505,313
Of which vested	245,165	0.01	6.65	1,505,313
Granted	3,042,652	0.01	—	—
Exercised or converted	(2,647,019)	0.01	—	9,471,366
Forfeited or cancelled	(65,774)	0.01	—
Outstanding as at December 31, 2025	575,024	0.04	6.14	2,152,900
Of which vested	573,824	0.04	6.14	2,148,376

Weighted average
		Weighted-average	remaining	Aggregate
	F shares under	exercise price	contractual term	intrinsic value
Options on F shares	options	(USD)	(in years)	(USD)
Outstanding as at December 31, 2023	77	0.05	6.19	19
Of which vested	77	0.05	6.19	19
Granted	23	0.05	—	—
Exercised or converted	(100)	0.05	—	118
Outstanding as at December 31, 2024	—	—	—	—
Of which vested	—	—	—	—
Granted	—	—	—	—
Exercised or converted	—	—	—	—
Outstanding as at December 31, 2025	—	—	—	—
Of which vested	—	—	—	—

Summary of stock-based compensation expenses

Stock-based compensation expenses	12 months ended December 31,
USD’000	2025	2024	2023
In relation to the Ordinary Share Option Plan	11,261	148	—
In relation to the F Share Option Plan	—	—	—
Total	11,261	148	—

Stock-based compensation expenses are recorded under the following expense categories in the income statement.

Stock-based compensation expenses	12 months ended December 31,
USD’000	2025	2024	2023
Research & development expenses	2,376	—	—
Selling & marketing expenses	3,694	—	—
General & administrative expenses	5,191	148	—
Total	11,261	148	—

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2025

The following table reconciles the total stock-based compensation expense to the amounts recognized in stockholders’ equity:

Stock-based compensation expenses	12 months ended December 31,
USD’000	2025	2024	2023
Total stock-based compensation for the period	11,261	148	—
Less: stock-based compensation classified as liability	(1,538)	—	—
Stock-based compensation recognized in APIC	9,723	148	—

Note 36.Non-operating income

Non-operating income consisted of the following:

	12 months ended December 31,
USD’000	2025	2024	2023
Foreign exchange gain	2,702	358	163
Unrealized gains on investment	32	—	—
Financial income	44	—	—
Interest income	6,095	703	88
Write-off of indebtedness to related parties	—	—	2,191
Other	24	—	—
Total non-operating income	8,897	1,061	2,442

Note 37.Non-operating expenses

Non-operating expenses consisted of the following:

	12 months ended December 31,
USD’000	2025	2024	2023
Foreign exchange losses	2,753	44	339
Financial charges	325	273	4
Interest expense	(8)	553	298
Other components of defined benefit plans, net	5	—	—
Other	8	13	14
Total non-operating expenses	3,083	883	655

The credit to interest expense during the year ended December 31, 2025 primarily relates to the reversal of a previously recorded interest accrual of USD 66,500 in SEALSQ Corp.

Note 38.Income taxes

SEALSQ Corp is incorporated in the British Virgin Islands but is a Swiss tax resident, filing taxes in the canton of Geneva. It operates in various countries with differing tax laws and rates.

The components of income before income taxes are as follows:

Income / (Loss)	12 months ended December 31,
USD’000	2025	2024	2023
Switzerland	(21,152)	(10,907)	(6,524)
Foreign	(13,056)	(7,209)	3,481
Loss before income tax	(34,208)	(18,116)	(3,043)

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2025

The components of income taxes relating to the Group are as follows:

Income taxes	12 months ended December 31,
USD’000	2025	2024	2023
Current
Switzerland	—	—	—
Foreign	(162)	3,085	225
Deferred
Switzerland	—	—	—
Foreign	—	—	—
Income tax expense / (income)	(162)	3,085	225

The difference between the income tax recovery / (expense) at the Swiss Federal statutory income tax rate of 8.5% compared to the Group’s income tax recovery / (expense) as reported is reconciled below. In line with ASU 2023-09, the Group has elected not to restate prior periods.

12 months ended
December 31,
USD’000	2025
Net loss before income tax	(34,208)
Swiss Federal statutory tax rate	2,908
State and local income taxes (Geneva), net of federal income tax effect	—
Foreign tax effects
France
State income taxes, net of federal income tax effect	(856)
Changes in tax loss carryfowards from acquisition	3,531
Change in loss carryforwards in relation to the debt remission	105
Changes in tax loss carryfowards	4,161
Permanent Difference in relation to stock-based compensation	2
Changes in valuation allowances	(8,005)
Amortization of deferred tax liabilities from acquisition	171
Other	13
Effect of changes in tax laws or rates enacted in the current period	—
Effect of cross-border tax laws	—
Tax credits
Changes in tax loss carryfowards	2,311
State income taxes, net of federal income tax effect	(1,798)
Changes in valuation allowances	(2,513)
Nontaxable or nondeductible items
Permanent Difference in relation to stock-based compensation	15
Changes in unrecognized tax benefits	—
Other	117
Income tax (expense) / recovery	162

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2025

	12 months ended December 31,
USD’000	2024	2023
Net loss before income tax	(18,116)	(3,043)
Statutory tax rate	14%	14%
Expected income tax (expense)/recovery	2,536	426
Change in tax loss carryforwards	3,912	869
Change in loss carryforwards in relation to the debt remission	(52)	(514)
Change in valuation allowance	(6,932)	(600)
Foreign tax effects	(1,047)	(75)
Nontaxable or nondeductible items	(1,491)	(22)
Effect of exchange rate changes	—	—
Amortization of PPA	—	—
Other	(11)	(309)
Income tax (expense) / recovery	(3,085)	(225)

The Group assesses the recoverability of its deferred tax assets and, to the extent recoverability does not satisfy the “more likely than not” recognition criterion under ASC 740, records a valuation allowance against its deferred tax assets. The Group considered its recent operating results and anticipated future taxable income in assessing the need for its valuation allowance.

In view of the Group’s continued loss before income tax in the year ended December 31, 2025, and of the anticipated future taxable income per management’s forecast, the Group assessed that the recoverability of its deferred tax assets remains below the “more likely than not” recognition criterion under ASC 740 as at December 31, 2025. Consequently, the Group maintained a full valuation allowance against its gross deferred tax assets.

The Group’s deferred tax assets and liabilities consist of the following:

Deferred income tax assets/(liabilities)	As at December 31,	As at December 31,
USD’000	2025	2024
Foreign	(4,367)	—
Deferred income tax assets / (liabilities)	(4,367)	—

Deferred tax assets and liabilities	As at December 31,	As at December 31,
USD’000	2025	2024
Defined benefit accrual	401	(9)
Tax loss carryforwards	18,388	8,380
Add back loss carryforwards used for the debt remission	881	776
Valuation allowance	(19,670)	(9,147)
Deferred tax liability from acquisition	(4,367)	—
Deferred tax assets / (liabilities)	(4,367)	—

In connection with the acquisition of IC’Alps, the Group recognized a net deferred tax liability of USD 4,366,726 as at December 31, 2025, related to intangible assets identified during the Purchase Price Allocation (PPA).

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2025

As of December 31, 2025, the Group’s operating cumulated loss carry-forwards of all jurisdictions are as follows:

Operating loss-carryforward as of December 31, 2025
Total operating loss carry-forwards / Year of expiration if applicable to jurisdiction
USD’000	Switzerland	France	Japan	USA	Total
2026	—	—	—	—	—
2027	—	—	—	—	—
2028	—	—	—	—	—
2029	188	—	—	—	188
2030	7,189	—	—	—	7,189
2031	10,027	—	—	—	10,027
2032	14,928	—	—	—	14,928
2045	—	—	—	59	59
No expiration	—	54,521	9	—	54,530
Totals	32,332	54,521	9	59	86,921

In France, operating losses may be carried forward indefinitely but may be offset against the taxable profits of a given fiscal year only up to an amount of €1 million, plus 50% of the taxable result in excess of that threshold.

The following tax years remain subject to examination:

Significant jurisdictions	Open years
Switzerland	2025
France	2022 – 2025
Japan	2025
Taiwan	2025
USA	2025

The Group has no unrecognized tax benefits.

Note 39.Segment reporting

The Group has two operating and reportable segments that meet the criteria set forth in ASC 280-10-50: Semiconductors and ASIC.

During the year ended December 31, 2025, following the acquisition of IC’Alps on August 4, 2025, the Group updated its reportable segments to reflect changes in its internal management reporting structure. Prior to the acquisition of IC’Alps, the Group’s operations were primarily composed of the Semiconductors business and corporate activities. Corporate activities are now included within “Other profit or loss.” Prior period segment information has been recast to conform to the current year presentation.

The Group’s Chief Executive Officer, who is the Chief Operating Decision Maker, evaluates segment performance and allocates resources based on net sales, gross profit (where applicable), and operating income or loss. In making these decisions, the Chief Operating Decision Maker considers budgets, budget-to-actual variances, and key operating metrics, and allocates resources, including employees, property, plant and equipment, and financial resources, across the reportable segments.

Both the Semiconductors and ASIC reportable segments are strategic business units that offer distinct products and services and are managed separately because they require dedicated resources and targeted marketing strategies. The Semiconductors segment encompasses the design, manufacturing, sales and distribution of high-end, Common Criteria EAL5+ & FIPS 140-3-certified secure microprocessors. The ASIC segment’s operations include a complete offering for Application Specific Integrated Circuits (ASIC) and Systems on Chip (SoC) development from circuit specification, mastering design in-house, up to qualification and the management of the entire production supply chain. The ASIC reportable segment did not exist prior to August 4, 2025, when SEALSQ acquired IC’Alps.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2025

The accounting policies of the segments are consistent with those described in the summary of significant accounting policies. Segment operating income includes directly attributable revenues and expenses. “Other segment items” include corporate expenses and other non-operating items that are not allocated to the reportable segments.

The Group accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices.

12 months ended December 31,	2025			2024
USD’000	Semiconductors	ASIC	Total	Semiconductors	ASIC	Total
Revenues from external customers	14,651	3,601	18,252	10,981	—	10,981
Intersegment revenues		483	483		—	—
	14,651	4,084	18,735	10,981	—	10,981

Reconciliation of revenue
Elimination of intersegment revenue		(483)	(483)			—
Total consolidated revenue			18,252			10,981

Less:[1]
Cost of revenue	9,203	419	9,622	7,253	—	7,253
Segment gross profit	5,448	3,182	8,630	3,728	—	3,728

Less:[1]
Total operating expenses	17,737	5,022	22,759	12,845	—	12,845
Other segment items	1,269	(240)	1,029	(109)	—	(109)
Segment profit /(loss) before income taxes	(13,558)	(1,600)	(15,158)	(9,008)	—	(9,008)

Reconciliation of profit or loss (segment profit/(loss))
Other profit or loss[2]			(19,029)		—	(9,108)
Elimination of intersegment profits			(21)		—	—
Loss before income taxes			(34,208)		—	(18,116)

Other segment disclosures
Interest revenue	7	—	7	160	—	160
Interest expense	370	51	421	95	—	95
Depreciation and amortization	678	1,525	2,203	628	—	628
Profit / (loss) from intersegment sales	—	21	21	—	—	—
Income tax recovery / (expense)	—	(171)	(171)	(3,077)	—	(3,077)
Segment assets	17,171	30,721	47,892	13,564	—	13,564

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2025

12 months ended December 31,	2023
USD’000	Semiconductors	ASIC	Total
Revenues from external customers	30,058	—	30,058
Intersegment revenues	—	—	—
	30,058	—	30,058

Reconciliation of revenue
Elimination of intersegment revenue		—	—
Total consolidated revenue		—	30,058

Less:[1]
Cost of revenue	16,009	—	16,009
Segment gross profit	14,049	—	14,049

Less:[1]
Total operating expenses	12,300	—	12,300
Other segment items	(1,706)	—	(1,706)
Segment profit /(loss) before income taxes	3,455	—	3,455

Reconciliation of profit or loss (segment profit/(loss))
Other profit or loss[2]		—	(6,498)
Elimination of intersegment profits		—	—
Loss before income taxes		—	(3,043)

Other segment disclosures
Interest revenue	88	—	88
Interest expense	109	—	109
Depreciation and amortization	571	—	571
Profit / (loss) from intersegment sales	—	—	—
Income tax recovery / (expense)	(218)	—	(218)
Segment assets	23,736	—	23,736

(1)	The significant expense categories and amounts align with the segment-level information that is regularly provided to the chief operating decision maker. Intersegment expenses are included within the amounts shown.
(2)	Profit or loss from segments below the quantitative thresholds are attributable to two operating segments that include the sales and distribution of semiconductors. None of those segments has ever met any of the quantitative thresholds for determining reportable segments. It also includes the holding company SEALSQ Corp, that does not meet the definitions of a reportable segment.

Other segment items for each reportable segment are made up of non-operating expenses, including management expenses, foreign exchanges gains and losses, debt discount amortization and financing costs.

	As at December 31,
USD’000	2025	2024
Asset reconciliation
Total assets from reportable segments	47,892	13,564
Other assets (incl. goodwill)[1]	524,536	110,502
Elimination of intersegment receivables	(29,737)	(7,168)
Elimination of intersegment investments	(38,512)	(19,332)
Consolidated total assets	504,179	97,566

(1)	Assets from segments below the quantitative thresholds are attributable to two operating segments that include the sales and distribution of semiconductors. None of those segments has ever met any of the quantitative thresholds for determining reportable segments. Most of Other assets refers to SEALSQ Corp, as the holding is currently excluded from the reportable segments. Most of Other assets consists of cash.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2025

Revenue and property, plant and equipment by geography

The following tables summarize geographic information for net sales based on the billing address of the customer, and for property, plant and equipment.

Net sales by region	12 months ended December 31,
USD’000	2025	2024	2023
North America	10,487	7,500	16,531
Europe, Middle East & Africa	4,444	1,839	9,985
Asia Pacific	3,227	1,642	3,466
Latin America	94	—	76
Total net sales	18,252	10,981	30,058

Property, plant and equipment, net of depreciation, by region	As at December 31,	As at December 31,
USD’000	2025	2024
Europe, Middle East & Africa	3,770	3,201
Total Property, plant and equipment, net of depreciation	3,770	3,201

Note 40.Earnings / (Loss) per share

The computation of basic and diluted net earnings / (loss) per share for the Group is as follows:

	12 months ended December 31,
Earnings / (loss) per share	2025	2024	2023
Net loss (USD’000)	(34,194)	(21,201)	(3,268)
Effect of potentially dilutive instruments on net gain (USD’000)	n/a	n/a	n/a
Net loss after effect of potentially dilutive instruments (USD’000)	(34,194)	(21,201)	(3,268)

Ordinary shares used in net earnings / (loss) per share computation:
Weighted average shares outstanding - basic	135,029,729	27,749,590	7,799,766
Effect of potentially dilutive equivalent shares	n/a	n/a	n/a
Weighted average shares outstanding - diluted	135,029,729	27,749,590	7,799,766

Net loss per ordinary share
Basic weighted average loss per share (USD)	(0.24)	(0.60)	(0.21)
Diluted weighted average loss per share (USD)	(0.24)	(0.60)	(0.21)

F shares used in net earnings / (loss) per share computation:
Weighted average shares outstanding - basic	1,499,800	1,499,700	1,499,700
Effect of potentially dilutive equivalent shares	n/a	n/a	n/a
Weighted average shares outstanding - diluted	1,499,800	1,499,700	1,499,700

Net loss per F share
Basic weighted average loss per share (USD)	(1.20)	(3.01)	(1.07)
Diluted weighted average loss per share (USD)	(1.20)	(3.01)	(1.07)

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2025

Shares	2025	2024	2023
Company posted	Net loss	Net loss	Net loss
Basic weighted average ordinary shares outstanding	135,029,729	27,749,590	7,799,766
Basic weighted average F shares outstanding	1,499,800	1,499,700	1,499,700
Dilutive effect of common stock equivalents	n/a	n/a	n/a
Dilutive weighted average common stock outstanding	n/a	n/a	n/a

Dilutive vehicles with anti-dilutive effect	2025	2024	2023
Ordinary shares
Total stock options	558,962	245,165	—
Total warrants	92,583,332	—	—
Total convertible instruments	—	—	1,559,828
Total number of ordinary shares from dilutive vehicles with anti-dilutive effect	93,142,294	245,165	1,559,828

Dilutive vehicles with anti-dilutive effect	2025	2024	2023
F shares
Total stock options	—	—	77
Total number of F shares from dilutive vehicles with anti-dilutive effect	—	—	77

Note 41.Legal proceedings

We are currently not party to any legal proceedings and claims that are not provided for in our financial statements.

Note 42.Related parties disclosure

Subsidiaries

As at December 31, 2025, the consolidated financial statements of the Group include the entities listed in the following table:

				%	%
				ownership	ownership
				as at	as at
	Country of	Year of		December 31,	December 31,
Group Company Name	incorporation	incorporation	Share Capital	2025	2024	Nature of business
SEALSQ France SAS	France	2010	EUR 1,473,162	100%	100%	Chip manufacturing, sales & distribution
SEALSQ Japan KK	Japan	2017	JPY 1,000,000	100%	100%	Sales & distribution
SEALSQ France Taiwan Branch	Taiwan	2017	TWD 100,000	100%	100%	Sales & distribution
SEALSQ USA Ltd	U.S.A.	2024	Nil	100%	100%	Sales & distribution
IC’Alps SAS	France	2025	EUR 1,100,000	100%	n/a	Custom ASIC design services

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2025

Unconsolidated affiliates

As per the table below, as at December 31, 2025, the Group holds two equity investments in unconsolidated affiliates over which it exercises significant influence, but which is not consolidated because the Group does not control the entities. As detailed in Note 20, these investments are accounted for under the equity method of accounting in accordance with ASC 323.

	% ownership as at	% ownership as at
	December 31,	December 31,
Company Name	2025	2024	Nature of relationship
The WeCan Group AG	31.87%	n/a	Equity method investment
Quantix Edge Security, S.L.	5.0%	n/a	Equity method investment

Unconsolidated related party affiliates

As of December 31, 2025, the Group holds one equity investment in an unconsolidated related party affiliate over which it exercises significant influence, but which is not consolidated because the Group does not control the entity. As detailed in Note 21, the investments is accounted for under the equity method of accounting in accordance with ASC 323.

	% ownership as at	% ownership as at
	December 31,	December 31,
Company Name	2025	2024	Nature of relationship
WISeSat.Space Corp	8.08%	n/a	Equity method investment

Related party transactions and balances

						Net expenses to			Net income from
		Receivables as at		Payables as at		in the year ended			in the year ended
	Related Parties	December 31,	December 31,	December 31,	December 31,	December 31,			December 31,
	(in USD’000)	2025	2024	2025	2024	2025	2024	2023	2025	2024	2023
1	Carlos Moreira	—	—	614	953	—	—	—	—	—	—
2	John O’Hara	—	—	4	381	—	—	—	—	—	—
3	Ruma Bose	—	—	—	13	162	97	33	—	—	—
4	Cristina Dolan	—	—	—	13	222	74	—	—	—	—
5	David Fergusson	—	—	14	—	173	18	—	—	—	—
6	Danil Kerimi	—	—	—	13	27	105	8	—	—	—
7	Eric Pellaton	—	—	—	13	161	74	—	—	—	—
8	Peter Ward	—	—	—	—	1,381	6	—	—	—	—
9	Hossein Rahnama	—	—	—	—	85
10	WISeKey International Holding AG	8,107	—	1,563	4,821	1,864	4,752	5,283	2,332	—	—
11	WISeKey SA	81	—	270	237	730	978	—	—	—	—
12	WISeKey USA Inc	—	—	—	—	—	—	827	—	—	—
13	WISeKey Semiconductors GmbH	—	—	—	—	—	84	180	—	—	—
14	WISeCoin AG	—	—	347	3,445	9	75	75	—	—	—
15	SEALCoin AG	468	223	—	—	—	—	—	209	227	—
	Total	8,656	223	2,812	9,889	4,814	6,263	6,406	2,541	227	—

1.	Carlos Moreira is a member of the Board and the CEO of SEALSQ Corp. A short-term payable to Carlos Moreira in an amount of USD 614,335 was outstanding as at December 31, 2025, made up of accrued bonuses and social charges thereon.
2.	John O’Hara is a member of the Board and the CFO of SEALSQ Corp. A short-term payable to John O’Hara in an amount of USD 3,848 was outstanding as at December 31, 2025, in relation to a tax refund.
3.	Ruma Bose is a member of the board of directors of SEALSQ Corp. The expenses recorded in the income statement in the year ended December 31, 2025 relate to her Board fee.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2025

4.	Cristina Dolan is a member of the board of directors of SEALSQ Corp. The expenses recorded in the income statement in the year ended December 31, 2025 relate to her Board fee.
5.	David Fergusson is a member of the board of directors of SEALSQ Corp. The expenses recorded in the income statement in the year ended, and the payable balance as at December 31, 2025 relate to his Board fee.
6.	Danil Kerimi is a former member of the board of directors of SEALSQ Corp. The expenses recorded in the income statement in the year ended December 31, 2025 relate to his Board fee.
7.	Eric Pellaton is a member of the board of directors of SEALSQ Corp. The expenses recorded in the income statement in the year ended December 31, 2025 relate to his Board fee.
8.	Peter Ward is a member of the board of directors of SEALSQ Corp and was the CFO of the Group until January 2024. The expenses recorded in the income statement in the year to, December 31, 2025 relate to his Board fee and a bonus granted in relation to the 2023 financial year to the management during Mr. Ward’s tenure as CFO of SEALSQ.
9.	Hossein Rahnama is a former member of the board of directors of SEALSQ Corp. The expenses recorded in the income statement in the year ended December 31, 2025 relate to his Board fee.
10.	WISeKey International Holding AG has a controlling interest in the SEALSQ Group. It provides financing and management services, including, but not limited to, sales and marketing, accounting, finance, legal, taxation, business and strategy consulting, public relations, marketing, risk management, information technology and general management. The expenses in relation to WISeKey International Holding AG recorded in the income statement in the year to, and the payable balance as at December 31, 2025, relate to interest and the recharge of management services. The income in relation to WISeKey International Holding AG recorded in the income statement in the year to December 31, 2025 relates to the recharge of management services, and the receivable balance as at December 31, 2025, relates to the transfer of the pension liability for employees transferred from WISeKey to SEALSQ, the recharge of management services and advances.
11.	WISeKey SA is part of the group headed by WISeKey International Holding AG (the “WISeKey Group”) and employs supporting staff who work for the SEALSQ Group. The expenses in relation to WISeKey SA recorded in the income statement in the year to, and the payable balance as at December 31, 2025, relates to the recharge of employee costs and management services. The receivable balance as at December 31, 2025, relates to the transfer of the pension liability for employees transferred from WISeKey SA to SEALSQ, the recharge of management services.
12.	WISeKey USA Inc is part of the WISeKey Group.
13.	WISeKey Semiconductors GmbH is part of the WISeKey Group and employs sales staff who work for the SEALSQ Group.
14.	WISeCoin AG is part of the WISeKey Group. The expenses in relation to WISeCoin AG recorded in the income statement in the year to December 31, 2025 relate to loan interest, and the remaining payable balance relates to the outstanding loan and accrued interest.
15.	SEALCOIN AG is part of the WISeKey Group. The income in relation to SEALCOIN AG recorded in the income statement in the year ended, and the receivable balance as at, December 31, 2025, relate to services provided by SEALSQ.

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2025

Note 43.Subsequent events

Investment in EeroQ

On February 16, 2026, the Group entered into a second Simple Agreement for Future Equity (“SAFE”) with EeroQ Corporation for a total investment of USD 1 million. The investment does not convey equity ownership, voting rights, or significant influence at inception.

Share Purchase Agreement with Several Institutional Investors signed in March 2026

On March 16, 2026, the Group entered into a Securities Purchase Agreement (the “March 2026 SPA”) with several institutional investors in connection with a registered direct offering led by Heights Capital Management, Inc. Pursuant to the March 2026 SPA, SEALSQ agreed to sell and issue (i) 22,913,630 Ordinary Shares in the registered direct offering and (ii) pre-funded ordinary share purchase warrants to purchase up to 7,500,000 Ordinary Shares (the “Pre-funded Warrants”) together with Class D ordinary share purchase warrants to purchase up to 60,827,260 Ordinary Shares (the “Class E Warrants” and, together with the Pre-funded Warrants, the “Private Warrants”), for aggregate gross proceeds of USD 125 million.

Each Pre-funded Warrant is exercisable for one Ordinary Share at an exercise price of USD 0.0001 per share and is immediately exercisable until exercised in full. The Class E Warrants are immediately exercisable, have an exercise price of USD 5.50 per Ordinary Share, and expire seven years from the date of issuance. Each Class E Warrant is exercisable for one Ordinary Share.

Proposed Acquisition of Miraex SA

On March 24, 2026, SEALSQ Corp. entered into a Letter of Intent (the “LOI”) to acquire 100% of the issued and outstanding share capital of Miraex SA, a company incorporated in Switzerland, for an aggregate cash purchase price of CHF 4,000,000, exclusive of the repayment of Miraex SA’s outstanding convertible loans estimated at CHF 565,178.74. Immediately following completion of the proposed transaction, SEALSQ intends to subscribe to a capital increase of up to CHF 1,000,000 to support Miraex SA’s operations through fiscal years 2026 and 2027.

Concurrently with the execution of the LOI, SEALSQ and Miraex SA entered into a convertible loan agreement in the principal amount of CHF 500,000 to provide interim bridge financing to preserve Miraex SA’s operations pending completion of the proposed transaction, with the amount disbursed to be credited against SEALSQ’s obligation under the aforementioned capital increase. The LOI includes a 60-day exclusivity period during which Miraex SA may not solicit or enter into discussions with third parties regarding any competing transaction. Completion of the proposed acquisition remains subject to customary conditions, including SEALSQ’s satisfactory completion of due diligence, shareholder approval, and the absence of any material adverse change affecting Miraex SA.

OSOP Exercise

After December 31, 2025, under the Rule 10b5-1 trading plan set up by the SEALSQ Group, 903,120 options on ordinary shares were granted under the OSOP and 935,240 options on ordinary shares were exercised.

Note 44.Impacts of ongoing conflicts and regulatory changes

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

SEALSQ Corp	Consolidated Financial Statements as at December 31, 2025

As at December 31, 2025, SEALSQ assessed the consequences of the war for its financial disclosures and considered the impacts on key judgments and significant estimates, and concluded that no changes were required. SEALSQ will continue to monitor these areas of increased risk for material changes.

Impacts of the Israel–Hamas and U.S./Israel–Iran conflicts

Israel’s declaration of war on Hamas in October 2023 has degraded the geopolitical environment in the region and created uncertainty. On February 28, 2026, the U.S. and Israel launched coordinated strikes against Iran: Iran’s retaliation attacks expanded the conflict beyond just Iran and Israel and has threatened some commercial routes, especially traffic through the Strait of Hormuz.

The SEALSQ group does not have any operation or customer in that region, and, as such, does not foresee any direct impact of these conflicts on its operations. SEALSQ’s supply chain is not dependent on commercial route through and around the Strait of Hormuz. However, depending on their duration and intensity, these conflicts may adversely affect the global economy, financial markets and the Group’s supply chain in the future.

As at December 31, 2025 and as of the filing date, SEALSQ assessed the consequences of the war for its financial disclosures and considered the impacts on key judgments and significant estimates, and concluded that no changes were required. SEALSQ will continue to monitor these areas of increased risk for material changes.

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

As at December 31, 2025, SEALSQ assessed the impact of these uncertainties for its financial disclosures and considered the impacts on key judgments and significant estimates, and concluded that no changes were required. SEALSQ will continue to monitor these areas of increased risk for material changes.